02042041

82- SUBMISSIONS FAC...

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tractebel Energia, S.A.

*CURRENT ADDRESS Rua Antônio Dib Mussi
366 - Centro
CEP 88015-110 Florianópolis
Santa Catarina Brazil

**FORMER NAME Centrais Geradoras do Sul do Brasil (GERASUL)

**NEW ADDRESS

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

FILE NO. 82- 4760 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☐
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☒
DEF 14A (PROXY)	☐		

OICF/BY: Amy O'Brien

DATE : 6/18/02

TRACTEBEL ENERGIA S.A. (File No. 82-4760)

12g3-(b) Reinstatement Request

ANNEX A

Letter Dated April 18, 2002

CLEARY, GOTTLIEB, STEEN & HAMILTON

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

ONE LIBERTY PLAZA

NEW YORK, NY 10006-1470

TELEPHONE
(212) 225-2000

FACSIMILE
(212) 225-3999

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

PIAZZA DI SPAGNA 15
00187 ROME

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013

April 18, 2002

Writer's Direct Dial: (212) 225-2736
E-Mail: wyeung@cgsh.com

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Tractebel Energia S.A., formerly known as Centrais Geradoras do Sul do Brasil S.A. – GERASUL (File No. 82-4760)

Ladies and Gentlemen:

On behalf of our client, Tractebel Energia S.A., formerly known as Centrais Geradoras do Sul do Brasil S.A. – GERASUL (the "Company"), we are furnishing this letter and the enclosed information in response to your telephonic comments to our letter of December 14, 2001 (the "December 14 Letter", a copy of which is attached hereto as Annex A), requesting reinstatement of the Company as a foreign issuer which has submitted information required by the exemption relating to certain foreign securities pursuant to paragraph (b) of Rule 12g3-2 under the Securities Exchange Act of 1934.

In response to your request for an exact date of the spin-off referenced in paragraph (a) on page 2 of the December 14 Letter, please note the date of the spin off was December 23, 1997.

In response to your request for a list of holders of the Company's securities resident in the U.S., please note the Company has ascertained the identity of two such U.S. holders. Based on their participation at an extraordinary shareholder's meeting, the Company was able to identify Templeton Latin America Fund as the holder of 36,240 shares of the Company's ordinary shares (the "Ordinary Shares") and Laif II LLC as the holder of 11,283,411 Ordinary Shares and 9,158,179 of the Company's preferred shares. The Company has no information with respect to the manner in which these securities were acquired by Templeton Latin America Fund and Laif II LLC. The Company has not been able to ascertain with more specificity the identity of the other U.S. benefical holders of its securities. As noted in the December 14 Letter, the information available to the Company concerns only registered ownership and not beneifical ownership. The identification of Templeton Latin America Fund

and Laif II LLC was made possible by their participation in the extraordinary shareholder's meeting only.

In response to your request for English translations of the Company's financial statements contained in its financial reports, previously submitted as attachments to the December 14 Letter, we are submitting translations of each such financial statement from 1998 to 2001. In addition, please note that the Company's 2000 Annual Report, 1999 Annual Management Report and 1998 Annual Management Report were provided with the December 14 Letter in the English language. Annex B hereto contains a list of such translations.

In addition, we are submitting translations and originals of a press release and minutes of the eleventh special general meeting of Gerasul, both dated February 22, 2002, relating to the name change referred to in the first paragraph of this letter.

Please do not hesitate to call the undersigned (at 212-225-2736) or Nicolas Grabar (at 212-225-2414) if you have any questions or require any further information. We look forward to receiving confirmation that the Company has been reinstated to the Commission's list of foreign private issuers furnishing information pursuant to the Rule.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

William Yeung

Enclosures

cc: Marc Verstraete
Nicolas Grabar, Esq.

ANNEX B

Letter Dated December 14, 2001

CLEARY, GOTTLIEB, STEEN & HAMILTON

1752 N STREET, N.W.
WASHINGTON, D.C. 20036

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 23
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE
(212) 225-3999
TELEX
WUI 62985

ULMENSTRASSE 37-39
60325 FRANKFURT AM MAIN

56TH FLOOR, BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU
TOKYO 100

December 14, 2001

Writer's Direct Dial: (212) 225-2736
E-Mail: wyeung@cgsh.com

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Centrais Geradoras do Sul do Brasil S.A. – GERASUL (File No. 82-4760)
Submission for Reinstatement pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Centrais Geradoras do Sul do Brasil S.A. – GERASUL (the "Company"), formerly known as Eletrobrás Geração S.A. —ELETROGER, we are furnishing this letter and the enclosed information to request the reinstatement of the Company as a foreign issuer which has submitted information required by the exemption relating to certain foreign securities pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934.

The Company's shares are listed on the São Paulo Stock Exchange (*Bolsa de Valores de São Paulo*) (the "BOVESPA"). The Securities and Exchange Commission (the "Commission") notified the Company in 1998 (Commission File No. 82-4760) that the Company had been added to the list of foreign issuers that claim excemption pursuant to the Rule. However, the Company subsequently ceased to appear on the Commission's periodic list of such foreign issuers. Although the Company has been furnishing the Comission with periodic information, the Commission has not received an annual report from the Company with respect to fiscal years ending after the fiscal year ended December 31, 1997. The Company hereby requests reinstatement of its exemption under the Rule, purusant to the procedures outlined by the Staff of the Commission in the Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations Supplement – March 1999.

The principal public disclosure and reporting requirements applicable to the Company arise under Law No. 6,404 of Brazil, as amended (the "Corporation Law"), the rules and regulations of the *Comissão de Valores Mobiliários* (the "CVM") and the rules and regulations of the securities exchanges, including the BOVESPA, on which the Company's securities trade.

Attached to this letter as Annex A is a list of materials provided with this letter purusuant to paragraph (b)(1)(i) of the Rule. These materials comprise English-language translations, versions, summaries or descriptions, as required by paragraph (b)(4) of the Rule, of the information described in paragraph (b)(1)(i) of the Rule that the Company has made public, filed or distributed since January 1, 1999.

Attached to this letter as Annex B, pursuant to paragraph (b)(1)(ii) of the Rule, is a list identifying (A) the information that the Company is required to make public under Brazilian law, (B) the information that the Company is required to file with the CVM or the securities exchanges in Brazil on which the Company's securities are traded and that is made public by the CVM or those exchanges and (C) the information that the Company is required to distribute to holders of its securities.

The Company is aware of the requirements of paragraph (b)(1)(iii) of the Rule, and will furnish to you, promptly after such information is made public or required to be made public, the information required by such paragraph and will, after the end of any fiscal year in which changes occur in the information described in Annex B of this letter, promptly furnish to you a revised list reflecting such changes as required by paragraph (b)(1)(iv) of the Rule.

Pursuant to paragraph (b)(1)(v) of the Rule, the following information is hereby furnished on the Company's behalf:

a) Most recent public distribution. The Company has three classes of equity securities. Those classes consist of Ordinary Shares (the "Company Ordinary Shares"), without par value, with full voting rights, and Preferred Shares Class A and Preferred Shares Class B (collectively, the "Company Preferred Shares"), which generally do not have voting rights. The Company Ordinary Shares and the Company Preferred Shares were distributed when the Company was established in a spin-off in 1998.

b) Holders of equity securities resident in the United States. The Company established Level I American Depositary Receipt programs for the Company Ordinary Shares and the Company Preferred Shares on June 9, 1998. Morgan Guaranty Trust Company of New York (the "Depositary") is the depositary for each ADR program.

   The Company can as a practical matter obtain only limited information with regard to the current holding of its securities by U.S. residents. According to the Company's records, as of November 8, 2001, there were 7 nonresidents of Brazil holding the Company Ordinary Shares and 5 nonresidents of Brazil holding the Company Preferred Shares. The Company has no specific information on the location of or amount of securities held by these non-Brazil residents or on the circumstances in which such shares were acquired. The information available to the Company concerns only registered ownership and not beneficial ownership.

The Depositary has informed the Company that as of November 8, 2001, there were 1,964,667 ADSs outstanding representing 9,823,335,000 Company Ordinary Shares and 161,965 ADSs outstanding representing 809,825,000 Company Preferred Shares. Of those, 1,964,466 ADSs representing 9,822,330,000 Company Ordinary Shares and 161,806 ADSs representing 809,030,000 Company Preferred Shares are held through the Depository Trust Company. Of the remaining ADSs, 201 ADSs representing 1,005,000 Company Ordinary Shares and 159 ADSs representing 795,000 Company Preferred Shares were held by the Depositary for the benefit of U.S. residents.

Please do not hesitate to call the undersigned (at 212-225-2736) or Nicolas Grabar (at 212-225-2414) if you have any questions or require any further information. We look forward to receiving confirmation that the Company has been reinstated to the Commission's list of foreign private issuers furnishing information pursuant to the Rule.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

William Yeung

Enclosures

cc: Marc Verestrate
Nicolas Grabar, Esq.

ANNEX C

Additional Materials Provided

Financial Reports – translation of financial statements

1. First Quarter 2000 Results
2. Annual 1998 Results (IAN)
3. Annual 1999 Results (IAN)
4. Annual 2000 Results (IAN)

FIRST QUARTER 2000 RESULTS (ITR)

March 3~~0~~1, 2000

Contains:

- Balance sheet
- Share breakdown
- Dividend distribution
- Company structure (share capital)
- Income Statement
- Subsidiary breakdown
- Notes (eg. Consumers, financing, criteria for assessing assets, investments)

ITR - Quarterly Results

Period ended: 3/31/2000

BALANCE SHEET (R$ thousands)

ASSETS

Code	Description	3/31/2000	12/31/1999
1	Total Assets	4,139,360	4,073,026
1.01	*Current Assets*	191,647	121,693
1.01.01	Availabilities	245	790
1.01.02	Credits	127,069	77,223
1.01.02.01	Consumers and concessionaires	93,580	64,960
1.01.02.02	Titles and Securities	33,489	12,263
1.01.03	Inventories	5,414	4,767
1.01.04	Other	58,919	38,913
1.01.04.01	Credits from Fuel Consumption Bill (CCC)	22,310	20,872
1.01.04.02	Taxes and Social Contributions receivable	4,370	4,189
1.01.04.03	Property transfer, shutdowns, services and availabilites	9,470	8,155
1.01.04.04	Bid concessions	18,230	0
1.01.04.05	Anticipated expenses	725	1,269
1.01.04.06	Other	3,814	4,428
1.02	*Long-term Assets*	247,482	289,735
1.02.01	*Credits (several)*	0	0
1.02.02	Credits with Related Parties	0	0
1.02.02.01	With Joint Parties	0	0
1.02.02.02	With Controlled Parties	0	0
1.02.02.03	With Other Related Parties	0	0
1.02.03	Other	247,482	289,735
1.02.03.01	Bid concessions	0	18,086
1.02.03.02	Concessions Bidable	2,713	2,648
1.02.03.03	Deposits Related to Litigation	9,116	12,067
1.02.03.04	Titles and Securities	4,512	0
1.02.03.05	Deferred Fiscal Credits	217,556	244,316
1.02.03.06	Taxes and Social Contributions receivable	10,797	9,830
1.02.03.07	Other	2,788	2,788
1.03	*Fixed Assets*	3,700,231	3,661,598
1.03.01	Investments	75,421	75,341
1.03.01.01	Share in Joint Parties	0	0
1.03.01.02	Share in Controlled Parties	58,366	58,366
1.03.01.03	Other Investments	17,055	16,975
1.03.01.03.01	Assets and Rights for Future Use - Land	1,683	1,603
1.03.01.03.02	*Permanent Shareholder Shares*	3,213	3,213
1.03.01.03.03	Other	12,159	12,159
1.03.02	Fixed	3,621,727	3,583,166
1.03.03	*Deferred*	3,083	3,091

LIABILITIES

Code	Description	3/31/2000	12/31/1999
2	Total Liabilities	4,139,360	4,073,026
2.01	*Current Liabilites*	309,084	294,340
2.01.01	Loans and Financing	135,745	127,035
2.01.02	Debentures	0	0
2.01.03	Suppliers	39,656	33,065
2.01.04	Taxes, Fees, and Contributions	39,996	31,695
2.01.05	Dividends Payable	89	89
2.01.06	Provisions	62,759	57,271
2.01.06.01	ELOS Foundation	40,934	39,399
2.01.06.02	Work-related	4,870	4,196
2.01.06.03	*Other*	16,955	13,676
2.01.07	Related Party Debt	9,358	13,431
2.01.08	Other	21,481	31,754
2.01.08.01	Employee Profit-sharing	2,300	2,300
2.01.08.02	Global Reversal Reserve	6,932	7,224
2.01.08.03	Financial Compensation for the Utilisation of Water Resources	2,444	2,502
2.01.08.04	Interlinked Operations Co-ordinating Group (GCOI)	912	5,020
2.01.08.05	Other	8,893	14,708
2.02	*Long-term Liabilities*	1,553,190	1,565,036
2.02.01	Loans and Financing	1,166,122	1,163,203
2.02.02	Debentures	0	0
2.02.03	Provisions	257,590	269,625
2.02.03.01	ELOS Foundation	66,895	72,795
2.02.03.02	Contingencies	184,412	187,846
2.02.03.03	Other	6,283	8,984
2.02.04	Related Party Debt	0	0
2.02.05	Other	129,478	132,208
2.02.05.01	Global Reversal Reserve	72,971	75,701

2.02.05.02	Special Obligations	56,507	56,507
2.03	*Future Period Results*	0	0
2.05	*Shareholders' Equity*	2,277,086	2,213,650
2.05.01	Paid-in Capital	2,085,977	2,085,977
2.05.02	Capital Reserves	91,695	91,695
2.05.03	Reappraisal Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Controlled/Joint	0	0
2.05.04	Profits Reserve	5,818	5,818
2.05.04.01	Legal	381	381
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	From Profits Realizable	0	0
2.05.04.05	Retained Earnings	5,437	5,437
2.05.04.06	For Retained Dividends	0	0
2.05.04.07	Other Profits Reserve	0	0
2.05.05	Accumulated Income/Loss	93,596	30,160

INCOME STATEMENT (in R$ thousands)

Code	Description	1/01/2000 to 3/31/2000	1/01/2000 to 3/31/2000	1/01/1999 to 3/31/1999	1/01/1999 to 3/31/1999
3.01	*Gross Revenue from Sales and/or Services Rendered*	252,550	252,550	185,259	185,259
3.01.01	Electrical Energy Supply	181,484	181,484	135,857	135,857
3.01.02	Fuel Subsidy (CCC)	70,450	70,450	49,334	49,334
3.01.03	Other	616	616	68	68
3.02	*Gross Revenue Deductions*	(9,173)	(9,173)	(5,723)	(5,723)
3.02.01	Taxes and Social Contributions	(9,173)	(9,173)	(5,723)	(5,723)
3.03	*Net Income from Sales and/or Services Rendered*	243,377	243,377	179,536	179,536
3.04	*Cost of Goods and/or Services Rendered*	(130,331)	(130,331)	(99,767)	(99,767)
3.04.01	Personnel	(8,778)	(8,778)	(9,017)	(9,017)
3.04.02	Material	(1,648)	(1,648)	(1,535)	(1,535)
3.04.03	Third-party Services	(2,918)	(2,918)	(2,530)	(2,530)
3.04.04	Fuel for Electrical Energy Production (CCC)	(70,450)	(70,450)	(49,334)	(49,334)
3.04.05	Fuel for Electrical Energy Production	(1,388)	(1,388)	0	0
3.04.06	Financial Compensation for Use of Water Resources	(3,602)	(3,602)	(3,715)	(3,715)
3.04.07	Depreciation and Amortization	(32,532)	(32,532)	(33,276)	(33,276)
3.04.08	Electrical Energy Bought for Resale	(5,550)	(5,550)	0	0
3.04.09	Use of Public Property/Goods (UBP)	(2,126)	(2,126)	(2,126)	(2,126)
3.04.10	Other	(1,339)	(1,339)	1,766	1,766
3.05	*Gross Result*	113,046	113,046	79,769	79,769
3.06	*Operating Expenses/Income*	(15,771)	(15,771)	(228,673)	(228,673)
3.06.01	With Sales	(833)	(833)	(833)	(833)
3.06.02	General and Administrative	(7,095)	(7,095)	(11,055)	(11,055)
3.06.02.01	Personnel	(6,763)	(6,763)	(5,069)	(5,069)
3.06.02.02	Third-party Services	(1,995)	(1,995)	(1,097)	(1,067)
3.06.02.03	Operational Provision Constitution	(693)	(693)	(16,880)	(16,880)
3.06.02.04	Operational Provision Reversal	14,304	14,304	19,568	19,568
3.06.02.05	Other	(11,948)	(11,948)	(7,577)	(7,577)
3.06.03	Financial	(7,843)	(7,843)	(216,785)	(216,785)
3.06.03.01	Financial Income	1,581	1,581	6,055	6,055
3.06.03.01.01	Income from Investments	930	930	5,521	5,521
3.06.03.01.02	Monetary Variation	144	144	0	0
3.06.03.01.03	Other	507	507	534	534
3.06.03.02	Financial Expenses	(9,424)	(9,424)	(222,840)	(222,840)
3.06.03.02.01	Debt Duty	(26,467)	(26,467)	(25,330)	(25,330)
3.06.03.02.02	Duty on Taxes and Social Contributions	(2,604)	(2,604)	(3,813)	(3,813)
3.06.03.02.03	Monetary Variation without Financing	(5,252)	(5,252)	(4,264)	(4,264)
3.06.03.02.04	Monetary Variation - Other	26,103	26,103	(187,371)	(187,371)
3.06.03.02.05	Other	(1,204)	(1,204)	(2,062)	(2,062)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity Equivalence Result	0	0	0	0
3.07	*Operating Profit (Loss)*	(97,275)	97,275	(148,904)	(148,904)
3.08	*Non-Operating Profit (Loss)*	20	20	(1,202)	(1,202)
3.08.01	Revenue	69	69	110	110
3.08.02	Expenses	(49)	(49)	(1,312)	(1,312)
3.09	*EBIT*	97,295	97,295	(150,106)	(150,106)
3.10	*Income Tax and Social Contributions Provision*	(7,098)	(7,098)	0	0
3.10.01	Income Tax	(5,198)	(5,198)	0	0
3.10.02	Social Contributions	(1,900)	(1,900)	0	0
3.11	*Deferred Income Tax*	(26,761)	(26,761)	48,360	48,360
3.11.01	Income Tax	(19,698)	(19,698)	36,636	36,636
3.11.02	Social Contributions	(7,063)	(7,063)	11,724	11,724
3.12	*Statutory Equity/Contributions*	0	0	0	0
3.12.01	Equity	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	*Reversal of Interest on Own Capital*	0	0	0	0
3.15	*Profit (loss) in Period*	63,436	63,436	(101,746)	(101,746)

NUMBER OF SHARES, EX-TREASURY (thousands)	539,091,216	539,091,216	539,091,216	539,091,216
PROFIT PER SHARE	0.00012	0.00012		
LOSS PER SHARE			(0.00019)	(0.00019)

CONSOLIDATED BALANCE SHEET (R$ thousands)

ASSETS

Code	Description	3/31/2000	12/31/1999
1	Total Assets	4,289,818	4,215,421
1.01	*Current Assets*	194,038	145,491
1.01.01	Availabilities	258	811
1.01.02	Credits	129,014	100,797
1.01.02.01	Consumers and concessionaires	93,580	64,960
1.01.02.02	Titles and Securities	35,411	35,821
1.01.02.03	Other	23	16
1.01.03	Inventories	5,414	4,767
1.01.04	Other	59,352	39,116
1.01.04.01	Credits from Fuel Consumption Bill (CCC)	22,310	20,872
1.01.04.02	Taxes and Social Contributions receivable	4,803	4,392
1.01.04.03	Property transfer, shutdowns, services and availabilites	9,470	8,155
1.01.04.04	Bid concessions	18,230	0
1.01.04.05	Anticipated expenses	725	1,269
1.01.04.06	Other	3,814	4,428
1.02	*Long-term Assets*	247,482	289,735
1.02.01	Credits (several)	0	0
1.02.02	Credits with Related Parties	0	0
1.02.02.01	With Joint Parties	0	0
1.02.02.02	With Controlled Parties	0	0
1.02.02.03	With Other Related Parties	0	0
1.02.03	Other	247,482	289,735
1.02.03.01	Bid concessions	0	18,086
1.02.03.02	Bidable Concessions	2,713	2,648
1.02.03.03	Deposits Related to Litigation	9,116	12,067
1.02.03.04	Titles and Securities	4,512	0
1.02.03.05	Deferred Fiscal Credits	217,556	244,316
1.02.03.06	Taxes and Social Contributions receivable	10,797	9,830
1.02.03.07	Other	2,788	2,788
1.03	*Fixed Assets*	3,848,298	3,780,195
1.03.01	Investments	17,055	16,975
1.03.01.01	Share in Joint Parties	0	0
1.03.01.02	Share in Controlled Parties	0	0
1.03.01.03	Other Investments	17,055	16,975
1.03.01.03.01	Assets and Rights for Future Use - Land	1,683	1,603
1.03.01.03.02	Permanent Shareholder Shares	3,213	3,213
1.03.01.03.03	Other	12,159	12,159
1.03.02	Fixed	3,825,377	3,757,675
1.03.03	Deferred	5,866	5,545

LIABILITIES

Code	Description	3/31/2000	12/31/1999
2	Total Liabilities	4,289,818	4,215,421
2.01	*Current Liabilites*	320,524	300,136
2.01.01	Loans and Financing	135,745	127,035
2.01.02	Debentures	0	2,114
2.01.03	Suppliers	51,076	36,724
2.01.04	Taxes, Fees, and Contributions	40,016	31,718
2.01.05	Dividends Payable	89	89
2.01.06	Provisions	62,759	57,271
2.01.06.01	ELOS Foundation	40,934	39,399
2.01.06.02	Work-related	4,870	4,196
2.01.06.03	Other	16,955	13,676
2.01.07	Related Party Debt	9,358	13,431
2.01.08	Other	21,481	31,754
2.01.08.01	Employee Profit-sharing	2,300	2,300
2.01.08.02	Global Reversal Reserve	6,932	7,224
2.01.08.03	Financial Compensation for the Utilisation of Water Resources	2,444	2,502
2.01.08.04	Interlinked Operations Co-ordinating Group (GCOI)	912	5,020
2.01.08.05	Other	8,893	14,708
2.02	*Long-term Liabilities*	1,692,208	1,701,635
2.02.01	Loans and Financing	1,166,122	1,163,203
2.02.02	*Debentures*	87,897	86,682
2.02.03	Provisions	257,590	269,625
2.02.03.01	ELOS Foundation	66,895	72,795
2.02.03.02	Contingencies	184,412	187,846
2.02.03.03	Other	6,283	8,984

2.02.04	Related Party Debt	0	0
2.02.05	Other	180,599	182,125
2.02.05.01	Taxes and Social Contributions	72,971	75,701
2.02.05.02	Concessions Payable	51,121	49,917
2.02.05.03	Special Obligations	56,507	56,507
2.03	*Future Period Results*	0	0
2.04	*Minority Interest*	0	0
2.05	*Net Equity*	2,277,086	2,213,650
2.05.01	Paid-in Capital	2,085,977	2,085,977
2.05.02	Capital Reserves	91,695	91,695
2.05.03	Reappraisal Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Controlled/Joint	0	0
2.05.04	Profits Reserve	5,818	5,818
2.05.04.01	Legal	381	381
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	From Profits Realizable	0	0
2.05.04.05	Retained Earnings	5,437	5,437
2.05.04.06	For Retained Dividends	0	0
2.05.04.07	Other Profits Reserve	0	0
2.05.05	Accumulated Income/Loss	93,596	30,160

CONSOLIDATED INCOME STATEMENT (in R$ thousands)

Code	Description	1/01/2000 to 3/31/2000	1/01/2000 to 3/31/2000	1/01/1999 to 3/31/1999	1/01/1999 to 3/31/1999
3.01	*Gross Revenue from Sales and/or Services Rendered*	252,550	252,550	185,259	185,259
3.01.01	Electrical Energy Supply	181,484	181,484	135,857	135,857
3.01.02	Fuel Subsidy (CCC)	70,450	70,450	49,334	49,334
3.01.03	Other	616	616	68	68
3.02	*Gross Revenue Deductions*	(9,173)	(9,173)	(5,723)	(5,723)
3.02.01	Taxes and Social Contributions	(9,173)	(9,173)	(5,723)	(5,723)
3.03	*Net Income from Sales and/or Services Rendered*	243,377	243,377	179,536	179,536
3.04	*Cost of Goods and/or Services Rendered*	(130,331)	(130,331)	(99,767)	(99,767)
3.04.01	Personnel	(8,778)	(8,778)	(9,017)	(9,017)
3.04.02	Material	(1,648)	(1,648)	(1,535)	(1,535)
3.04.03	Third-party Services	(2,918)	(2,918)	(2,530)	(2,530)
3.04.04	Fuel for Electrical Energy Production (CCC)	(70,450)	(70,450)	(49,334)	(49,334)
3.04.05	Fuel for Electrical Energy Production	(1,388)	(1,388)	0	0
3.04.06	Financial Compensation for Use of Water Resources	(3,602)	(3,602)	(3,715)	(3,715)
3.04.07	*Depreciation and Amortization*	(32,532)	(32,532)	(33,276)	(33,276)
3.04.08	Electrical Energy Bought for Resale	(5,550)	(5,550)	0	0
3.04.09	Use of Public Property/Goods (UBP)	(2,126)	(2,126)	(2,126)	(2,126)
3.04.10	Other	(1,339)	(1,339)	1,766	1,766
3.05	*Gross Result*	113,046	113,046	79,769	79,769
3.06	*Operating Expenses/Income*	(15,771)	(15,771)	(228,673)	(228,673)
3.06.01	*With Sales*	(833)	(833)	(833)	(833)
3.06.02	General and Administrative	(7,095)	(7,095)	(11,055)	(11,055)
3.06.02.01	Personnel	(6,763)	(6,763)	(5,069)	(5,069)
3.06.02.02	Third-party Services	(1,995)	(1,995)	(1,097)	(1,097)
3.06.02.03	Operational Provision Constitution	(693)	(693)	(16,880)	(16,880)
3.06.02.04	Operational Provision Reversal	14,304	14,304	19,568	19,568
3.06.02.05	Other	(11,948)	(11,948)	(7,577)	(7,577)
3.06.03	Financial	(7,843)	(7,843)	(216,785)	(216,785)
3.06.03.01	Financial Income	1,581	1,581	6,055	6,055
3.06.03.01.01	Income from Investments	930	930	5,521	5,521
3.06.03.01.02	Monetary Variation	144	144	0	0
3.06.03.01.03	Other	507	507	534	534
3.06.03.02	Financial Expenses	(9,424)	(9,424)	(222,840)	(222,840)
3.06.03.02.01	Debt Duty	(26,467)	(26,467)	(25,330)	(25,330)
3.06.03.02.02	Duty on Taxes and Social Contributions	(2,604)	(2,604)	(3,813)	(3,813)
3.06.03.02.03	Monetary Variation without Financing	(5,252)	(5,252)	(4,264)	(4,264)
3.06.03.02.04	Monetary Variation - Other	26,103	26,103	(187,371)	(187,371)
3.06.03.02.05	Other	(1,204)	(1,204)	(2,062)	(2,062)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity Equivalence Result	0	0	0	0
3.07	*Operating Profit (Loss)*	97,275	97,275	(148,904)	(148,904)
3.08	*Non-Operating Profit (Loss)*	20	20	(1,202)	(1,202)
3.08.01	Revenue	69	69	110	110
3.08.02	Expenses	(49)	(49)	(1,312)	(1,312)
3.09	*EBIT*	97,295	97,295	(150,106)	(150,106)
3.10	*Income Tax and Social Contributions Provision*	(7,098)	(7,098)	0	0
3.10.01	Income Tax	(5,198)	(5,198)	0	0
3.10.02	Social Contributions	(1,900)	(1,900)	0	0
3.11	*Deferred Income Tax*	(26,761)	(26,761)	48,360	48,360
3.11.01	Income Tax	(19,698)	(19,698)	36,636	36,636
3.11.02	*Social Contributions*	(7,063)	(7,063)	11,724	11,724

3.12	*Statutory Equity/Contributions*	0	0	0	0
3.12.01	Equity	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	*Reversal of Interest on Own Capital*	0	0	0	0
3.14	*Minority Interest*	0	0	0	0
3.15	*Profit (loss) in Period*	63,436	63,436	(101,746)	(101,746)
	NUMBER OF SHARES, EX-TREASURY (thousands)	539,091,216	539,091,216	539,091,216	539,091,216
	PROFIT PER SHARE	0.00012	0.00012		
	LOSS PER SHARE			(0.00019)	(0.00019)

O REGISTRO NA CVM NÃO IMPLICA QUALQUER APRECIAÇÃO SOBRE A COMPANHIA, SENDO OS SEUS ADMINISTRADORES RESPONSÁVEIS PELA VERACIDADE DAS INFORMAÇÕES PRESTADAS.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19
4 - NIRE		
42300024384		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
RUA ANTÔNIO DIB MUSSI, 366				CENTRO
3 - CEP	4 - MUNICÍPIO			5 - UF
88015-110	FLORIANÓPOLIS			SC
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
48	221-7052	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
48	221-7053	-	-	
15 - E-MAIL				
moser@gerasul.com.br				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
LAÉRCIO DIAIS				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
RUA ANTÔNIO DIB MUSSI, 366				CENTRO
4 - CEP	5 - MUNICÍPIO			6 - UF
88015-110	FLORIANÓPOLIS			SC
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
48	221-7020	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
48	221-7070	-	-	
16 - E-MAIL				
laerciod@gerasul.com.br				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2000	31/12/2000	1	01/01/2000	31/03/2000	4	01/10/1999	31/12/1999

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES S/C	00385-9
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
PAULO AUGUSTO DE ARAUJO	641.829.408-49

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01.01 - IDENTIFICAÇÃO

1 - CODIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Numero de Ações (Mil)	1 - TRIMESTRE ATUAL 31/03/2000	2 - TRIMESTRE ANTERIOR 31/12/1999	3 - IGUAL TRIMESTRE EX. ANTERIOR 31/03/1999
Do Capital Integralizado			
1 - Ordinárias	454.100.459	454.100.459	454.100.459
2 - Preferenciais	84.990.757	84.990.757	84.990.757
3 - Total	539.091.216	539.091.216	539.091.216
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO Operacional
3 - NATUREZA DO CONTROLE ACIONARIO Privada Nacional
4 - CÓDIGO ATIVIDADE 1990200 - Serviços de Eletricidade
5 - ATIVIDADE PRINCIPAL GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA
6 - TIPO DE CONSOLIDADO Total
7 - TIPO DO RELATÓRIO DOS AUDITORES Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INICIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1 - ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
12/05/2000	

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01.01 - IDENTIFICAÇÃO

1 - CODIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CODIGO	2 - DESCRIÇÃO	3 - 31/03/2000	4 - 31/12/1999
1	Ativo Total	4.139.360	4.073.026
1.01	Ativo Circulante	191.647	121.693
1.01.01	Disponibilidades	245	790
1.01.02	Créditos	127.069	77.223
1.01.02.01	Concessionárias	93.580	64.960
1.01.02.02	Títulos e Valores Mobiliários	33.489	12.263
1.01.03	Estoques	5.414	4.767
1.01.04	Outros	58.919	38.913
1.01.04.01	Créditos da Cta Cons. Combustível - CCC	22.310	20.872
1.01.04.02	Tributos e Contrib. Sociais a Recuperar	4.370	4.189
1.01.04.03	Alienações, Desativ., Serv.e Disp.Reemb.	9.470	8.155
1.01.04.04	Concessões Licitadas	18.230	0
1.01.04.05	Despesas Pagas Antecipadamente	725	1.269
1.01.04.06	Outros	3.814	4.428
1.02	Ativo Realizável a Longo Prazo	247.482	289.735
1.02.01	Créditos Diversos	0	0
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	247.482	289.735
1.02.03.01	Concessões Licitadas	0	18.086
1.02.03.02	Concessões a Licitar	2.713	2.648
1.02.03.03	Depósitos Vinculados a Litígios	9.116	12.067
1.02.03.04	Títulos e Valores Mobiliários	4.512	0
1.02.03.05	Créditos Fiscais Diferidos	217.556	244.316
1.02.03.06	Tributos e Contrib. Sociais a Recuperar	10.797	9.830
1.02.03.07	Outros	2.788	2.788
1.03	Ativo Permanente	3.700.231	3.661.598
1.03.01	Investimentos	75.421	75.341
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	58.366	58.366
1.03.01.03	Outros Investimentos	17.055	16.975
1.03.01.03.01	Bens e Direitos p/Uso Futuro - Terrenos	1.683	1.603
1.03.01.03.02	Participações Societárias Permanentes	3.213	3.213
1.03.01.03.03	Outros	12.159	12.159
1.03.02	Imobilizado	3.621.727	3.583.166
1.03.03	Diferido	3.083	3.091

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01.01 - IDENTIFICAÇÃO

1 - CODIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CODIGO	2 - DESCRIÇÃO	3 - 31/03/2000	4 - 31/12/1999
2	Passivo Total	4.139.360	4.073.026
2.01	Passivo Circulante	309.084	294.340
2.01.01	Empréstimos e Financiamentos	135.745	127.035
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	39.656	33.065
2.01.04	Impostos, Taxas e Contribuições	39.996	31.695
2.01.05	Dividendos a Pagar	89	89
2.01.06	Provisões	62.759	57.271
2.01.06.01	Fundação ELOS	40.934	39.399
2.01.06.02	Trabalhistas	4.870	4.196
2.01.06.03	Outras	16.955	13.676
2.01.07	Dividas com Pessoas Ligadas	9.358	13.431
2.01.08	Outros	21.481	31.754
2.01.08.01	Partic.Empregados Lucros ou Resultados	2.300	2.300
2.01.08.02	Reserva Global de Reversão	6.932	7.224
2.01.08.03	Compensação Financ.p/Utiliz.Rec.Hídricos	2.444	2.502
2.01.08.04	Grupo Coord. de Oper.Interligadas-GCOI	912	5.020
2.01.08.05	Outros	8.893	14.708
2.02	Passivo Exigível a Longo Prazo	1.553.190	1.565.036
2.02.01	Empréstimos e Financiamentos	1.166.122	1.163.203
2.02.02	Debêntures	0	0
2.02.03	Provisões	257.590	269.625
2.02.03.01	Fundação ELOS	66.895	72.795
2.02.03.02	Contingências	184.412	187.846
2.02.03.03	Outras	6.283	8.984
2.02.04	Dividas com Pessoas Ligadas	0	0
2.02.05	Outros	129.478	132.208
2.02.05.01	Tributos e Contribuições Sociais	72.971	75.701
2.02.05.02	Obrigações Especiais	56.507	56.507
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	2.277.086	2.213.650
2.05.01	Capital Social Realizado	2.085.977	2.085.977
2.05.02	Reservas de Capital	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	5.818	5.818
2.05.04.01	Legal	381	381
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0

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01.01 - IDENTIFICAÇÃO

1 - CODIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02 474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CODIGO	2 - DESCRIÇÃO	3 - 31/03/2000	4 - 31/12/1999
2.05.04.05	Retenção de Lucros	5 437	5 437
2.05.04.06	Especial p/ Dividendos Não Distribuidos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuizos Acumulados	93 596	30 160

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1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2000 a 31/03/2000	4 - 01/01/2000 a 31/03/2000	5 - 01/01/1999 a 31/03/1999	6 - 01/01/1999 a 31/03/1999
3.01	Receita Bruta de Vendas e/ou Serviços	252.550	252.550	185.259	185.259
3.01.01	Suprimento de Energia Elétrica	181.484	181.484	135.857	135.857
3.01.02	Subvenção Combustível - CCC	70.450	70.450	49.334	49.334
3.01.03	Outras	616	616	68	68
3.02	Deduções da Receita Bruta	(9.173)	(9.173)	(5.723)	(5.723)
3.02.01	Impostos e Contribuições	(9.173)	(9.173)	(5.723)	(5.723)
3.03	Receita Líquida de Vendas e/ou Serviços	243.377	243.377	179.536	179.536
3.04	Custo de Bens e/ou Serviços Vendidos	(130.331)	(130.331)	(99.767)	(99.767)
3.04.01	Pessoal	(8.778)	(8.778)	(9.017)	(9.017)
3.04.02	Material	(1.648)	(1.648)	(1.535)	(1.535)
3.04.03	Serviço de Terceiro	(2.918)	(2.918)	(2.530)	(2.530)
3.04.04	Combustível p/Prod.Ener.Elétrica - CCC	(70.450)	(70.450)	(49.334)	(49.334)
3.04.05	Combustível p/Prod.Ener.Elétrica	(1.388)	(1.388)	0	0
3.04.06	Compens.Financ. p/Utiliz.Rec. Hídricos	(3.602)	(3.602)	(3.715)	(3.715)
3.04.07	Depreciação / Amortização	(32.532)	(32.532)	(33.276)	(33.276)
3.04.08	Energia Elétrica Comprada p/Revenda	(5.550)	(5.550)	0	0
3.04.09	Uso de Bem Público - UBP	(2.126)	(2.126)	(2.126)	(2.126)
3.04.10	Outras	(1.339)	(1.339)	1.766	1.766
3.05	Resultado Bruto	113.046	113.046	79.769	79.769
3.06	Despesas/Receitas Operacionais	(15.771)	(15.771)	(228.673)	(228.673)
3.06.01	Com Vendas	(833)	(833)	(833)	(833)
3.06.02	Gerais e Administrativas	(7.095)	(7.095)	(11.055)	(11.055)
3.06.02.01	Pessoal	(6.763)	(6.763)	(5.069)	(5.069)
3.06.02.02	Serviço de Terceiro	(1.995)	(1.995)	(1.097)	(1.097)
3.06.02.03	Constituição de Provisões Operacionais	(693)	(693)	(16.880)	(16.880)
3.06.02.04	Reversão de Provisões Operacionais	14.304	14.304	19.568	19.568
3.06.02.05	Outras	(11.948)	(11.948)	(7.577)	(7.577)

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2000 a 31/03/2000	4 - 01/01/2000 a 31/03/2000	5 - 01/01/1999 a 31/03/1999	6 - 01/01/1999 a 31/03/1999
3.06.03	Financeiras	(7.843)	(7.843)	(216.785)	(216.785)
3.06.03.01	Receitas Financeiras	1.581	1.581	6.055	6.055
3.06.03.01.01	Rendas de Aplicações Financeiras	930	930	5.521	5.521
3.06.03.01.02	Variação Monetária	144	144	0	0
3.06.03.01.03	Outras	507	507	534	534
3.06.03.02	Despesas Financeiras	(9.424)	(9.424)	(222.840)	(222.840)
3.06.03.02.01	Encargos de Dívidas	(26.467)	(26.467)	(25.330)	(25.330)
3.06.03.02.02	Encargos s/Tributos e Contrib.Sociais	(2.604)	(2.604)	(3.813)	(3.813)
3.06.03.02.03	Outras	(5.252)	(5.252)	(4.264)	(4.264)
3.06.03.02.04	Variação Monetária s/Empr.Financiamento	26.103	26.103	(187.371)	(187.371)
3.06.03.02.05	Variação Monetária - Outras	(1.204)	(1.204)	(2.062)	(2.062)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	0	0	0	0
3.07	Resultado Operacional	97.275	97.275	(148.904)	(148.904)
3.08	Resultado Não Operacional	20	20	(1.202)	(1.202)
3.08.01	Receitas	69	69	110	110
3.08.02	Despesas	(49)	(49)	(1.312)	(1.312)
3.09	Resultado Antes Tributação/Participações	97.295	97.295	(150.106)	(150.106)
3.10	Provisão para IR e Contribuição Social	(7.098)	(7.098)	0	0
3.10.01	Imposto de Renda	(5.198)	(5.198)	0	0
3.10.02	Contribuição Social	(1.900)	(1.900)	0	0
3.11	IR Diferido	(26.761)	(26.761)	48.360	48.360
3.11.01	Imposto de Renda	(19.698)	(19.698)	36.636	36.636
3.11.02	Contribuição Social	(7.063)	(7.063)	11.724	11.724
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2000 a 31/03/2000	4 - 01/01/2000 a 31/03/2000	5 - 01/01/1999 a 31/03/1999	6 - 01/01/1999 a 31/03/1999
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	63.436	63.436	(101.746)	(101.746)
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	539.091.216	539.091.216	539.091.216	539.091.216
	LUCRO POR AÇÃO	0,00012	0,00012		
	PREJUÍZO POR AÇÃO			(0,00019)	(0,00019)

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04.01 - NOTAS EXPLICATIVAS

NOTA 1 - CONTEXTO OPERACIONAL

A Centrais Geradoras do Sul do Brasil S.A. - GERASUL, concessionária de uso de bem público, na condição de produtor independente, com sede em Florianópolis - SC, tem como atividade a geração e comercialização de energia elétrica.

Sua capacidade instalada é de 3.799 MW, dos quais 71,70% em usinas hidrelétricas e 28,30% em termelétricas, compostos pelo seguinte parque gerador em operação: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UTE Charqueadas (RS), UTE Alegrete (RS), UTE William Arjona (MS) e Complexo Termelétrico Jorge Lacerda (SC).

A Companhia foi constituída em 29 de janeiro de 1998, a partir da cisão parcial da Centrais Elétricas Brasileiras S. A. - ELETROBRÁS, e tinha a denominação social de Eletrobrás Geração S. A. - ELETROGER.

O patrimônio vertido à ELETROGER correspondia à totalidade da participação societária da ELETROBRÁS na sociedade constituída em 23 de dezembro de 1997 a partir da cisão parcial da Centrais Elétricas do Sul do Brasil S. A. - ELETROSUL, incluída no Programa Nacional de Desestatização - PND.

Em 29 de abril de 1998 a ELETROGER incorporou sua controlada, com o patrimônio existente na data-base de 31 de janeiro de 1998. Na Assembléia Geral Extraordinária em que foi aprovada a operação de incorporação, os acionistas aprovaram, também, a alteração da denominação social da Companhia para Centrais Geradoras do Sul do Brasil S. A. - GERASUL, utilizada até então pela incorporada.

A Companhia foi privatizada em 15 de setembro de 1998, em leilão realizado na Bolsa de Valores do Rio de Janeiro, cujo controle acionário foi adquirido pela Tractebel Sul Ltda., empresa constituída no Brasil sob o controle da Tractebel Sociètè Anonyme, com sede em Bruxelas, Bélgica.

No mês de maio de 1999 a Companhia adquiriu o controle acionário da Companhia Energética Meridional – CEM, correspondente a 99,99% das ações representativas do capital social.

A CEM é detentora de concessão para construir e operar a usina hidrelétrica Cana Brava, localizada no rio Tocantins, Estado de Goiás, cujas características estão descritas na Nota 9.

NOTA 2 - APRESENTAÇÃO DAS INFORMAÇÕES TRIMESTRAIS

Todos os valores apresentados no Balanço Patrimonial, na Demonstração do Resultado e nas Notas Explicativas estão expressos em Reais Mil.

04.01 - NOTAS EXPLICATIVAS

Informações da Controladora

O Balanço Patrimonial e a Demonstração do Resultado foram elaborados de acordo com a legislação societária brasileira, com as normas da Agência Nacional de Energia Elétrica – ANEEL e com os atos normativos da Comissão de Valores Mobiliários – CVM.

Informações consolidadas

O Balanço Patrimonial consolidado em 31 de março de 2000 foi elaborado de acordo com os princípios e práticas de consolidação previstos na legislação societária brasileira e na Instrução nº 247/86, com as alterações introduzidas pela Instrução nº 285/88, da Comissão de Valores Mobiliários – CVM. A demonstração do resultado consolidada é idêntica à da controladora, em virtude da controlada encontrar-se em fase pré-operacional.

Detalhamento em Notas Explicativas

Objetivando propiciar maior clareza na apresentação dos detalhamentos de saldos patrimoniais em Notas Explicativas, as contas ativas e passivas não existentes na controlada estão sendo apresentadas exclusivamente sob o título "Controladora", cujos valores são idênticos aos saldos consolidados.

NOTA 3 – SUMÁRIO DAS PRINCIPAIS PRÁTICAS CONTÁBEIS

Reconhecimento dos efeitos inflacionários

Estão refletidos somente os efeitos das variações monetárias sobre ativos e passivos indexados em função de disposições legais e contratuais. Em conformidade com as disposições da Lei nº 9.249, de 26.12.1995, a partir de janeiro de 1996 foi extinta a sistemática de correção monetária. Desta forma, os valores correspondentes ao ativo permanente, patrimônio líquido e obrigações especiais estão corrigidos somente até 31.12.1995.

Critérios gerais de avaliação

a) Resultado do período

As receitas e despesas estão registradas com observância do regime de competência dos exercícios.

b) Ativos circulante e realizável a longo prazo

Os materiais em estoque no almoxarifado estão registrados ao custo médio de aquisição, que não excede o valor de mercado;

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04.01 - NOTAS EXPLICATIVAS

os títulos e valores mobiliários estão registrados ao custo acrescido dos rendimentos auferidos até 31.03.2000, cujos valores contábeis não excedem os preços médios de mercado;

os ativos indexados estão atualizados até 31.03.2000.

c) Permanente

Os investimentos na controlada são avaliados pelo método da equivalência patrimonial e os demais investimentos estão ao custo de aquisição, que não excede o valor de mercado;

o imobilizado está registrado ao custo de aquisição ou construção. A depreciação está calculada pelo método linear, com base nas taxas anuais mencionadas na Nota 9-c;

em função do disposto nas Intruções Gerais n° 35 e 36, do Plano de Contas do Serviço Público de Energia Elétrica, os juros e demais encargos financeiros e efeitos inflacionários decorrentes dos financiamentos obtidos de terceiros, efetivamente aplicados nas imobilizações em curso, estão computados como custo do respectivo imobilizado.

d) Passivos circulante e exigível a longo prazo

Os empréstimos e financiamentos e os encargos decorrentes, apropriados até 31.03.2000, estão atualizados pelas taxas de câmbio ou índices contratuais (Ver Nota 10) e as demais obrigações da Companhia estão registradas pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

Balanço Patrimonial Consolidado

Foram eliminados os investimentos da investidora no capital da investida e os saldos ativos e passivos decorrentes de operações entre as companhias consolidadas.

Em face da alta proporção de participação da controladora na controlada (ver Nota 9), não houve efeito da participação dos acionistas não controladores a ser demonstrado no patrimônio líquido consolidado.

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04.01 - NOTAS EXPLICATIVAS

NOTA 4 – CONCESSIONÁRIAS

Devedor	Controladora 31.03.2000	Controladora 31.12.1999
Contratos iniciais		
Centrais Elétricas de Santa Catarina S. A. - CELESC	29.554	29.122
AES SUL - Distribuidora Gaúcha de Energia S. A.	14.637	14.163
Rio Grande Energia S. A. - RGE	10.285	11.130
Furnas Centrais Elétricas S. A.	3.606	762
Empresa Energética de Mato Grosso do Sul S. A. - ENERSUL	9.376	5.851
Companhia Estadual de Energia Elétrica - CEEE	7.675	7.532
	75.133	**68.560**
Faturamento de curto prazo		
Concessionárias diversas	18.447	(3.600)
	93.580	**64.960**

As faturas emitidas pela Companhia relativas aos contratos iniciais são desdobradas em três parcelas iguais, com vencimento nos dias 15 e 25 do mês seguinte ao do suprimento e no dia 5 do segundo mês subseqüente.

As faturas relativas à energia de curto prazo têm seus vencimentos definidos pela Administradora de Serviços do Mercado Atacadista de Energia Elétrica – ASMAE.

O valor de R$ 18.447 refere-se ao faturamento de curto prazo do período de setembro a dezembro de 1999. O faturamento referente ao 1° trimestre de 2000 não foi contabilizado por não ter sido, ainda, oficializado pela ASMAE. A expectativa da administração da Companhia é de que o referido faturamento não produzirá efeitos relevantes nas Informações Trimestrais.

NOTA 5 – TÍTULOS E VALORES MOBILIÁRIOS

	Controladora			Consolidado		
	31.03.2000		31.12.1999	31.03.2000		31.12.1999
	Circulante	Longo Prazo	Circulante	Circulante	Longo Prazo	Circulante
Certificado de Depósito Bancário - CDB	24.212	-	3.025	24.212	-	12.528
Letras Financeiras do Tesouro - LFT	8.488	4.512	8.483	10.395	4.512	12.897
Letras do Tesouro Nacional - LTN	-	-	-	-	-	9.641
Notas do Tesouro Nacional - NTN	788	-	755	788	-	755
Certificado de Depósito da Previdência - INSS	1	-	-	1	-	-
Conta Programada	-	-	-	15	-	-
	33.489	**4.512**	**12.263**	**35.411**	**4.512**	**35.821**

04.01 - NOTAS EXPLICATIVAS

Na controladora, os títulos e valores mobiliários existentes em 31.03.2000 têm seus vencimentos previstos para o período de maio de 2000 a fevereiro de 2002, sendo os CDB remunerados em 100% da taxa CDI e as LFT e NTN em 100% da taxa SELIC. O saldo consolidado inclui LFT no valor de R$ 1.907, remunerado em 100,5% da taxa CDI, com vencimento em dezembro de 2000.

Do montante de R$ 13.789 relativos aos títulos públicos da controladora, o valor de R$ 8.658 está caucionado para garantia de processos judiciais.

NOTA 6 - CONCESSÕES LICITADAS E CONCESSÕES A LICITAR

De acordo com os artigos 21 e 45 da Lei nº 8.987, de 13.02.1995, os custos dos estudos e projetos em função de concessões autorizadas pelo Poder Concedente e de utilidade para a licitação, bem como os custos apropriados em obras para aproveitamento de potenciais hidráulicos, cujas concessões foram extintas, serão ressarcidos com os recursos decorrentes de futuras licitações.

Através de Decreto publicado no Diário Oficial da União de 01.10.1999, o Poder Executivo outorgou, à empresa Campos Novos Energia S. A.- ENERCAN, concessão de uso de bem público para exploração do aproveitamento hidrelétrico denominado Campos Novos, do qual a Companhia tem direito à indenização pelos custos de desenvolvimento do Projeto Básico e Estudos Ambientais, corrigidos pela variação da TJLP limitada a 10% a.a., nos termos da Portaria DNAEE nº 40, de 26.02.1997.

De acordo com item 1.18 do Edital de Pré-qualificação, a empresa outorgada terá o prazo de 90 (noventa) dias, a contar da assinatura do contrato de concessão com a Agência Nacional de Energia Elétrica – ANEEL, para o referido ressarcimento de custos à GERASUL.
Em 19.01.2000, a ENERCAN comunicou à Companhia que o prosseguimento das atividades relativas à construção da UHE Campos Novos, estava condicionado à obtenção da licença ambiental de instalação e autorização para supressão vegetal. Tendo em vista a expectativa de recebimento a curto prazo, do valor referente à indenização, o mesmo foi transferido, neste trimestre, do Ativo Realizável a Longo Prazo para o Ativo Circulante.

O aproveitamento hidrelétrico Barra Grande encontra-se em processo de licitação pela Agência Nacional de Energia Elétrica – ANEEL, que reconheceu, através do Ofício nº 125/1999/SCG/ANEEL de 23.12.1999, o valor de R$ 2.642 como custos passíveis de ressarcimento que, após atualização com base na Portaria DNAEE nº 40/97, totaliza R$ 2.713.

04.01 - NOTAS EXPLICATIVAS

A Composição desses ativos está demonstrada a seguir:

	Controladora		
	31.03.2000		31.12.1999
	Circulante	Longo Prazo	Longo Prazo
Concessões licitadas			
Campos Novos	18.230	-	55.647
(-) Provisão para perdas	-	-	(37.561)
	18.230	-	**18.086**
Concessões a licitar			
Barra Grande	-	5.427	5.362
(-) Provisão para perdas	-	(2.714)	(2.714)
	-	**2.713**	**2.648**

NOTA 7 - CRÉDITOS FISCAIS DIFERIDOS

	Controladora					
	31.03.2000			31.12.1999		
Natureza dos créditos	Base de cálculo	Imposto de renda	Contribuição social	Base de cálculo	Imposto de renda	Contribuição social
Tributos - art. 7°, Lei n° 8.541/92	7.357	1.839	-	7.798	1.950	-
Provisão para fundo de pensão	98.303	24.576	8.718	102.668	25.667	9.111
Provisão para contingências	70.656	17.664	6.164	76.605	19.151	6.699
Provisão p/ perdas em concessões a licitar	7.277	1.819	655	40.275	10.069	3.625
Outras provisões	20.743	5.186	1.823	24.812	6.203	2.189
Prejuízo fiscal	145.652	36.413	-	176.621	44.155	-
Provisão para perdas em Jacuí	977.853	-	78.228	977.853	-	78.228
Base negativa da contribuição social	406.854	-	34.471	437.950	-	37.269
	1.734.695	**87.497**	**130.059**	**1.844.582**	**107.195**	**137.121**

Nos termos da legislação fiscal, a realização dos créditos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela ocorrência das perdas provisionadas.

Estudos internos indicam que o prejuízo fiscal e a base negativa da contribuição social serão compensados num horizonte de 8 anos.

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Considerando que a MP nº 1.858-10, de 27.10.1999, definiu alíquotas de 9% para o período de fevereiro de 2000 a dezembro de 2002 e de 8% a partir de janeiro de 2003, a Companhia, com base em estudos internos, ajustou os saldos existentes em 31.12.1999, conforme demonstrado a seguir:

	Controladora							
	31.03.2000				31.12.1999			
Natureza dos créditos	Base de cálculo	Contribuição social 8%	Base de cálculo	Contribuição social 9%	Base de cálculo	Contribuição social 8%	Base de cálculo	Contribuição social 9%
Provisão para perdas em Jacuí	977.853	78.228	-	-	977.853	78.228	-	-
Provisão para fundo de pensão	12.984	1.039	85.319	7.679	12.984	1.039	89.684	8.072
Provisão para contingências	19.505	1.560	51.151	4.604	19.505	1.560	57.100	5.139
Provisão p/perdas em concessões a licitar	-	-	7.277	655	-	-	40.275	3.625
Outras provisões	4.383	351	16.360	1.472	4.383	351	20.429	1.838
Base negativa da contribuição social s/lucro	214.578	17.166	192.276	17.305	214.578	17.166	223.372	20.103
	1.229.303	98.344	352.383	31.715	1.229.303	98.344	430.860	38.777

NOTA 8 – CONCILIAÇÃO DOS TRIBUTOS, NO RESULTADO

	Controladora			
	31.03.2000		31.03.1999	
	Contribuição social	Imposto de renda	Contribuição social	Imposto de renda
Resultado antes dos tributos	97.295	97.295	(150.106)	(150.106)
Contribuição Social - 9% (1999 - 8%)	(8.757)	-	12.009	-
Imposto de Renda - 25%	-	(24.324)	-	37.525
	(8.757)	(24.324)	12.009	37.525
Contribuição social e imposto de renda sobre:				
13º salário dos dirigentes	-	(4)	-	(1)
Encargos sobre contingências tributárias indedutíveis	(206)	(574)	(285)	(888)
Adicional de 10% do IRPJ sobre lucro até R$ 20.000,00 mensais	-	6	-	-
Contribuição social e imposto de renda no resultado	**(8.963)**	**(24.896)**	**11.724**	**36.636**

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NOTA 9 - ATIVO PERMANENTE

1.03.01.02 – Investimentos – Participações em Controladas

Em maio de 1999 a GERASUL adquiriu o controle acionário da Companhia Energética Meridional – CEM, correspondendo a 99,99% das ações representativas de seu capital social.

A CEM está construindo a Usina Hidrelétrica Cana Brava, localizada no rio Tocantins, norte do Estado de Goiás, com capacidade instalada de 450 MW. As obras tiveram início em 31 de maio de 1999 com início de operação previsto para o segundo semestre de 2002.

A energia a ser produzida em Cana Brava não está vinculada aos Contratos Iniciais e será, portanto, livremente comercializada.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	Ações		
	Ordinárias	**Preferenciais**	**Total**
Quantidade de ações do capital social	23.676.669	35.333.331	59.010.000
Quantidade de ações de propriedade da controladora	23.676.665	35.333.331	59.009.996
Participação %	99,99	100,00	99,99
Capital social subscrito - R$ mil	23.677	35.333	59.010
Capital social integralizado - R$ mil	-	-	58.366
Patrimônio líquido - R$ mil	-	-	58.366
Investimento - R$ mil:			
Equivalência patrimonial	-	-	58.366
Ágio	-	-	3.213

O ágio na aquisição do controle acionário tem fundamento econômico na expectativa de resultado futuro e será amortizado em prazo não superior a 10 anos, a partir da entrada em operação da usina.

A determinação do ágio teve por base Fluxo de Caixa calculado por instituição financeira especializada, com premissas indicadas ao contexto da investida, projetado para 35 anos, prazo de concessão da usina, ajustado a valor presente com taxa de desconto de 14% a.a..

A avaliação levou em consideração a relação *debt/equity* de 70/30 para a construção da usina. Parte do ágio está associada aos bônus de subscrição adquiridos na transação e que serão utilizados para aporte de capital durante a fase pré-operacional da investida (ver letra "b" desta Nota).

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04.01 - NOTAS EXPLICATIVAS

1.03.01.03 – Investimentos - Outros investimentos

A Companhia possui 161 bônus de subscrição em ações da CEM, no valor de R$ 12.075. Este valor, que corresponde a ágio na aquisição destes bônus, com fundamento econômico na expectativa de resultado futuro, será transferido para "investimentos em sociedade controlada" na proporção das integralizações de capital com a sua utilização, conforme mencionado na letra "a" acima.

Conforme os termos do contrato de compra e venda desses bônus, caso a CEM venha a assinar contrato com o Banco Interamericano de Desenvolvimento – BID, a GERASUL deverá pagar o complemento de R$ 28.289, a título de ágio.

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04.01 - NOTAS EXPLICATIVAS

1.03.02 - Ativo imobilizado

a) Composição

	Controladora			Consolidado	
	31.03.2000		31.12.1999	31.03.2000	31.12.1999
	Taxas médias de depreciação	Custo corrigido	Custo corrigido	Custo corrigido	
Imobilizações em Serviço					
Geração Hidráulica					
UHE Salto Santiago	2,4	640.866	640.851	640.866	640.851
UHE Salto Osório	2,5	287.177	287.177	287.177	287.177
UHE Passo Fundo	2,4	114.677	114.679	114.677	114.679
		1.042.720	1.042.707	1.042.720	1.042.707
(-) Depreciação Acumulada		(653.544)	(646.919)	(653.544)	(646.919)
		389.176	**395.788**	**389.176**	**395.788**
Geração Térmica					
Complexo Jorge Lacerda	4,3	2.423.652	2.423.652	2.423.652	2.423.652
UTE Charqueadas	5,2	51.835	51.564	51.835	51.564
UTE Alegrete	4,4	7.315	7.315	7.315	7.315
UTE Arjona	4,7	53.075	-	53.075	-
		2.535.877	2.482.531	2.535.877	2.482.531
(-) Depreciação Acumulada		(706.921)	(681.316)	(706.921)	(681.316)
		1.828.956	**1.801.215**	**1.828.956**	**1.801.215**
Sistema de Comunicação	6,2	1.624	1.624	1.624	1.624
(-) Depreciação Acumulada		(482)	(458)	(482)	(458)
		1.142	**1.166**	**1.142**	**1.166**
Equipamentos Gerais e Outros	10,0	17.551	15.824	17.617	15.890
(-) Depreciação Acumulada		(6.502)	(6.073)	(6.513)	(6.082)
		11.049	**9.751**	**11.104**	**9.808**
		2.230.323	**2.207.920**	**2.230.378**	**2.207.977**
Imobilizações em Curso					
Geração Hidráulica					
UHE Itá		1.172.318	1.151.399	1.172.318	1.151.399
UHE Machadinho		140.924	139.322	140.924	139.322
UHE Cana Brava		-	-	203.595	174.452
Outros		1.442	1.381	1.442	1.381
		1.314.684	**1.292.102**	**1.518.279**	**1.466.554**
Geração Térmica					
UTE Jacui		69.733	69.497	69.733	69.497
UTE William Arjona		-	7.878	-	7.878
Outros		6.045	3.410	6.045	3.410
		75.778	**80.785**	**75.778**	**80.785**
Outros		942	2.359	942	2.359
		1.391.404	**1.375.246**	**1.594.999**	**1.549.698**
		3.621.727	**3.583.166**	**3.825.377**	**3.757.675**

04.01 - NOTAS EXPLICATIVAS

Em 07 de fevereiro de 2000 foi concluída a operação de transferência de propriedade da UTE William Arjona da Companhia Energética de Mato Grosso do Sul – ENERSUL para a GERASUL, agregando mais 80 MW à potência instalada da Companhia.

Os custos da UHE Cana Brava contemplam o valor de R$ 51.121 referente à concessão para exploração do potencial de energia hidráulica, outorgada pela UNIÃO à Companhia Energética Meridional – CEM. O valor devido pela CEM será pago à UNIÃO, por intermédio da Agência Nacional de Energia Elétrica – ANEEL e está ajustado a valor presente pela taxa de desconto de 10% a.a., prevista no Edital de Concorrência nº 04/97-DNAEE (Ver Nota 11).

b) Concessões e autorizações do Órgão Regulador

A Companhia possui as seguintes concessões e autorizações para exploração de energia elétrica:

I – Concessões	Potência - MW	Data do ato	Vencimento
UHE Salto Santiago	1.420	28.09.1998	28.09.2028
UHE Salto Osório	1.078	28.09.1998	28.09.2028
UHE Passo Fundo	226	28.09.1998	28.09.2028
UHE Itá	1.450	28.12.1995	16.10.2030
UHE Machadinho	1.140	15.07.1997	15.07.2032
II - Autorizações			
Complexo Jorge Lacerda	857	25.09.1998	28.09.2028
UTE Charqueadas	72	25.09.1998	28.09.2028
UTE Alegrete	66	25.09.1998	28.09.2028
UTE William Arjona	80	15.04.1999	15.04.2029

A Empresa Energética de Mato Grosso do Sul S.A.- ENERSUL recebeu através da Resolução ANEEL nº 64, de 15.04.1999, autorização de implantação da Usina Térmica de Campo Grande (Fase I). Após a assinatura do contrato de compra e venda da usina entre GERASUL e ENERSUL, em 03.12.1999, a mesma passou a denominar-se Usina Termelétrica William Arjona. A transferência da autorização de implantação para o nome da GERASUL, por parte da ANEEL, encontra-se em andamento.

A concessão da UHE Cana Brava outorgada à Companhia Energética Meridional – CEM, tem vigência de 35 anos, a partir de 27.08.1998.

c) Taxas de depreciação

Em cumprimento ao que determinou a Agência Nacional de Energia Elétrica – ANEEL, através de sua Resolução nº 002, de 24.12.1997, alterada pela Resolução nº 044, de 17.03.1999, a partir de 1º de janeiro de 1999 a Companhia procedeu ao cálculo e à contabilização das quotas de depreciação, tomando por base as taxas definidas e os saldos contábeis registrados nas respectivas Unidades de Cadastro – UC, cuja taxa média de cada usina está informada no item "c" desta nota, sendo a mesma utilizada para o período anterior.

04.01 - NOTAS EXPLICATIVAS

d) Usina Termelétrica Jacuí

Em 12.03.1999 a Companhia, cumprindo exigências do Edital de Privatização, comunicou à ANEEL a sua intenção de concluir a obra da UTE Jacuí, tendo recebido em resposta formal, a informação de que aquela Agência julgou adequado o cumprimento pela Companhia das disposições no referido Edital. A Administração da Companhia está envidando todos os esforços no sentido de definir com o Órgão Regulador, os requisitos indispensáveis à consecução do projeto.

Paralelamente, desenvolvem-se as atividades de seleção de empresas para conclusão da obra, suprimento de combustível, financiamento e atualização de estudos ambientais.

e) Capacidade de recuperação através de operações futuras

A Companhia, com base em projeções preliminares de fluxo de caixa futuro descontado para valor presente, elaboradas internamente, avaliou que alguns ativos não serão recuperados pelas suas operações futuras. A Administração da Companhia entende que esses ativos, no conjunto, produzirão fluxo de caixa positivo.

f) Apropriação dos encargos financeiros e efeitos inflacionários

Os encargos financeiros e efeitos inflacionários vinculados a empréstimos e financiamentos, foram reconhecidos da seguinte forma, em consonância com a Instrução Geral n° 36 do Plano de Contas do Serviço Público de Energia Elétrica e a Instrução CVM n° 193, de 11.07.1996:

	Controladora	
	31.03.2000	31.03.1999
Encargos financeiros		
Apropriados no Resultado	32.086	29.986
Transferidos para as Imobilizações em Curso	(5.619)	(4.656)
	26.467	25.330
Efeitos inflacionários		
Apropriados no Resultado	(26.117)	188.072
Transferidos para as Imobilizações em Curso	14	(701)
	(26.103)	187.371

g) Indisponibilidade dos bens

De acordo com os artigos 63 e 64 do Decreto n° 41.019, de 26 de fevereiro de 1957, os bens e instalações utilizados na produção, transmissão, distribuição, inclusive comercialização de energia

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elétrica, são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Órgão Regulador.

h) Bens da União utilizados pela Companhia

A Companhia exerce a posse e opera a Usina Termelétrica Alegrete, composta de duas unidades geradoras com capacidade total de 66 MW e uma vila residencial com 15 casas, localizada no município de Alegrete – RS, de titularidade da União e cedida em regime especial de utilização.

1.03.03 - Ativo diferido

A Companhia tem registrado neste subgrupo os gastos abaixo relacionados:

- Implantação do Sistema de Gestão Empresarial - ORACLE - R$ 2.606;
- Instalação da nova Sede Social da Companhia em edifício localizado no centro de Florianópolis – SC - R$ 477.

NOTA 10 - EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	Controladora					
	31.03.2000			31.12.1999		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	43.252	484.422	527.674	37.800	498.956	536.756
Instituições financeiras	40.924	113.996	154.920	34.083	89.639	123.722
	84.176	**598.418**	**682.594**	**71.883**	**588.595**	**660.478**
Moeda Nacional						
ELETROBRÁS	29.896	487.818	517.714	29.719	490.921	520.640
Fornecedores	15.379	12.826	28.205	19.342	16.746	36.088
Fundação ELOS	6.294	67.060	73.354	6.091	66.941	73.032
	51.569	**567.704**	**619.273**	**55.152**	**574.608**	**629.760**
	135.745	**1.166.122**	**1.301.867**	**127.035**	**1.163.203**	**1.290.238**

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04.01 - NOTAS EXPLICATIVAS

b) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:


Dívida Externa em Março/2000
69 427
10%
Euro
85 490
12%
Libra
Esterlina
87 304
13%
Marco
Alemão
440 373
65%
Dolar
Norte
Americano


Dívida Externa em Dezembro/1999
72 989
11%
Euro
88 749
13%
Libra
Esterlina
92 594
14%
Marco
Alemão
406 146
62%
Dolar
Norte
Americano

c) mutação no trimestre

Circulante

Saldo em 31.12.1999	**127.035**
Pagamentos	(30.578)
Transferências do longo prazo	15.409
Reescalonamento (longo prazo)	(6.860)
Encargos gerados no trimestre	32.663
Encargos até 06.01.2000 da dívida assumida pela GERASUL relativo compra da UTE William Arjona.	772
Variações monetárias geradas no trimestre	(2.696)
Saldo em 31.03.2000	**135.745**

Exigível a Longo Prazo

Saldo em 31.12.1999	**1.163.203**
Novos Financiamentos	35.467
Transferências para o circulante	(15.409)
Transferências do circulante	6.860
Encargos gerados no trimestre	(577)
Variações monetárias geradas no trimestre	(23.422)
Saldo em 31.03.2000	**1.166.122**

04.01 - NOTAS EXPLICATIVAS

d) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:


Perfil da Divida
700.000
600.000
500.000
400.000
300.000
200.000
100.000
0
92.638 103.416
85.726 83.187
94.901 92.479
119.552 116.746
128.991 126.332
644.314 641.049
2001
2002
2003
2004
2005
Após 2005 até 2024
Março/00
Dezembro/99

e) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Mercado interno

Taxas fixas de 6,00% a 12,00% a.a. (1999, de 6,00% a 12,00% a.a.)
Taxas flutuantes: não aplicável

Mercado externo

Taxas fixas de 3,00% a 12,50% a.a. (1999, de 3,00% a 12,50% a.a.)
Taxas flutuantes de 3,12% a 10,78% a.a. (1999, de 3,12% a 10,78% a.a.)

A taxa média ponderada no período foi de:
Mercado Interno: 8,73% a.a.
Mercado Externo: 6,88% a.a.

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NOTA 11 - CONCESSÕES A PAGAR

A Companhia Energética Meridional – CEM pagará à UNIÃO pela outorga da concessão para exploração do potencial de energia hidráulica do aproveitamento hidrelétrico Cana Brava, os valores abaixo indicados, em parcelas mensais equivalentes a 1/12 (um doze avos) dos respectivos valores de pagamento anual, com atualização baseada na variação anual do Índice Geral de Preços – Mercado – IGP-M:

Ano	Anual	Total
1°	1	1
2° ao 6°	-	-
7° ao 25°	680	12.920
26° ao 35°	61.280	612.800
		625.721

O fluxo de pagamento acima está previsto na Cláusula Sexta do Contrato de Concessão. Buscando refletir adequadamente, no patrimônio, a outorga da concessão e a respectiva obrigação perante à União, a CEM registrou o seu valor no ativo imobilizado e no passivo exigível a longo prazo.

Considerando que os valores contratuais estão a preços futuros, a CEM procedeu ao seu ajuste a valor presente com base na taxa de desconto de 10% a.a., prevista no Edital de Concorrência n° 04/97 para a licitação da referida concessão.

NOTA 12 - DEBÊNTURES

A Companhia Energética Meridional – CEM teve aprovação da Assembléia Geral realizada em 30.12.1998, para a emissão pública de 18.000 debêntures não conversíveis em ações, no valor unitário de R$ 10.000,00 referidos a 01.04.1998.

Em 19 de maio de 1999 a CEM assinou com o Banco Nacional de Desenvolvimento Econômico e Social – BNDES, o Contrato de Subscrição e Integralização de Debêntures n° 98.2.654.3.1, tendo sido subscritas e integralizadas, no período de maio a dezembro de 1999, o montante de 7.773 debêntures, no valor total de R$ 87.897.

As debêntures são remuneradas com base na TJLP mais 4% a.a., com pagamento dos juros semestralmente, no período de 01.10.1999 até 01.04.2013.

O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao valor nominal das debêntures.

04.01 - NOTAS EXPLICATIVAS

A amortização do valor nominal das debêntures terá início em 01.10.2003 com vencimento final em 01.04.2013, e ocorrerá semestralmente com base em programação de amortização crescente que varia de 3,0625%, na primeira amortização, a 7,5737% na última parcela, com vencimento em 01.04.2013.

Neste trimestre foi deliberado através da Assembléia Geral Extraordinária da CEM, realizada em 10.01.2000, o cancelamento do saldo de 10.227 debêntures não conversíveis em ações, por ter encerrado o prazo de distribuição pública primária.

A Administração da CEM está gestionando com o BNDES a transformação do saldo não subscrito do Contrato de Subscrição e Integralização de Debêntures em financiamento.

NOTA 13 - TRIBUTOS E CONTRIBUIÇÕES SOCIAIS

Composição do saldo atual:

	Controladora					Consolidado				
	31.03.2000			31.12.1999		31.03.2000			31.12.1999	
	Parcelas vincendas	Circulante	Longo prazo	Parcelas vincendas	Total	Parcelas vincendas	Circulante	Longo prazo	Parcelas vincendas	Total
Contribuição Social										
Corrente	-	1.900	-	-	-	-	1.900	-	-	-
Imp.Renda Pessoa Jurídica										
Parcelamento em 120 meses	50	985	3.120	53	4.275	50	985	3.120	53	4.275
Corrente	-	5.198	-	-	-	-	5.198	-	-	-
		6.183	**3.120**		**4.275**		**6.183**	**3.120**		**4.275**
COFINS										
Parcelamento em 120 meses	50	5.804	18.381	53	25.183	50	5.804	18.381	53	25.183
Parcelamento em 72 meses	55	11.025	39.507	58	51.363	55	11.025	39.507	58	51.363
Corrente	-	10.110	-	-	9.316	-	10.114	-	-	9.327
		26.939	**57.888**		**85.862**		**26.943**	**57.888**		**85.873**
PIS/PASEP										
Parcelamento em 72 meses	55	282	1.011	58	1.315	55	282	1.011	58	1.315
Corrente	-	639	-	-	467	-	640	-	-	469
		921	**1.011**		**1.782**		**922**	**1.011**		**1.784**
INSS										
Parcelamento em 240 meses	155	830	9.887	158	10.821	155	830	9.887	158	10.821
Parcelamento em 96 meses	54	304	1.065	57	1.438	57	304	1.065	57	1.438
Corrente	-	594	-	-	775	-	603	-	-	775
		1.728	**10.952**		**13.034**		**1.737**	**10.952**		**13.034**
Outros	-	2.325	-	-	2.443	-	2.331	-	-	2.453
		39.996	**72.971**		**107.396**		**40.016**	**72.971**		**107.419**

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NOTA 14 – PROVISÕES - FUNDAÇÃO ELOS

	Controladora			
	31.03.2000		31.12.1999	
	Circulante	Longo prazo	Circulante	Longo prazo
Despesas administrativas	16.257	-	15.362	-
Complementação aposentadoria - SB 40	23.461	66.895	22.989	72.795
Contribuição suplementar	1.216	-	1.048	-
	40.934	66.895	39.399	72.795

A rubrica "Complementação aposentadoria - SB 40" refere-se a conversão de aposentadorias especiais em aposentadorias por tempo de serviço.

NOTA 15 – PROVISÕES – OUTRAS

	Controladora			
	31.03.2000		31.12.1999	
	Circulante	Longo prazo	Circulante	Longo prazo
Programa de reestruturação (1)	4.564	-	4.874	-
Provisão para grandes manutenções (2)	12.161	6.283	8.653	8.984
Outras	230	-	149	-
	16.955	6.283	13.676	8.984

1) Os valores provisionados sob o título de "Programa de reestruturação" referem-se, substancialmente ao Programa de Demissão Incentivada, o qual tem como benefício financeiro 1,2 remuneração por ano de trabalho na Companhia, mais assitência médico-hospitalar durante 12 meses e pagamento do fundo de pensão por 2 anos. Relativamente aos empregados que vierem a adquirir condição de aposentadoria pelo INSS nos próximos 5 anos, a Companhia assume o custo da contribuição ao fundo de pensão até aquela data. O referido programa tem finalidade de adequar a Companhia ao ambiente competitivo do mercado. O prazo para adesão encerrou-se em 30.04.1999, com um prazo até 6 meses para o desligamento, exceto para o corpo gerencial, cuja data limite será 30.04.2000.

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2) Os valores provisionados sob o título "Provisão para Grandes Manutenções" referem-se à estimativa dos gastos necessários à preservação das condições de operação do parque gerador. efetuada com base em plano executivo de manutenções programadas. cujas realizações estão previstas para os seguintes períodos:

	Circulante	Longo Prazo
1999	3.637	-
2000	5.969	-
2001	2.555	-
2002	-	4.072
Após 2002 até 2007	-	2.211
	12.161	**6.283**

NOTA 16 - PROVISÕES PARA CONTINGÊNCIAS

As provisões para contingências contemplam todos os riscos trabalhistas. tributários e cíveis que são de conhecimento da Companhia. cujos valores são estimados pelo órgão jurídico e encontram-se atualizados até 31.03.2000 pelos índices utilizados pelo poder judiciário.

NOTA 17 - OBRIGAÇÕES ESPECIAIS

	Controladora	
	31.03.2000	**31.12.1999**
Doações e subvenções destinadas a investimentos	47.880	47.880
Reversão e amortização	2.230	2.230
Participação da União	3.758	3.758
Outras	2.639	2.639
	56.507	**56.507**

Em virtude de sua natureza, estas contas não representam obrigações financeiras efetivas e, desta forma, não devem ser incluídas como exigibilidades, para fins de determinação de indicadores econômico-financeiros.

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NOTA 18 - PATRIMÔNIO LÍQUIDO

a) Capital social autorizado

A Companhia está autorizada a aumentar o seu capital social até o limite de R$ 4.500.000, independentemente de reforma estatutária.

b) Capital social subscrito e integralizado

O capital social, no valor de R$ 2.085.977, está representado por 539.091.216.176 ações, sendo 454.100.458.846 ações ordinárias, 73.460.000 ações preferenciais da classe A e 84.917.297.330 ações preferenciais da classe B, todas sem valor nominal. O valor patrimonial da ação por lote de mil, em 31 de março de 2000 é de R$ 4,22 (R$ 4,11 em 31.12.1999).

As ações preferenciais não garantem direito a voto e não são conversíveis em ações ordinárias, entretanto, gozam de prioridade no reembolso do capital e na distribuição de dividendos, às taxas anuais de 8,00%, no caso de ações de classe "A" e de 6,00%, para as de classe "B", calculadas sobre o capital social das respectivas classes de ações.

O quadro societário da Companhia, em 31.03.2000, está assim constituído:


Participação no Capital Total
BNDESPAR
2,17%
OUTROS
21,82%
FND
0,44%
UNIÃO
5,04%
TRACTEBEL SUL
70,53%

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04.01 - NOTAS EXPLICATIVAS


Participação no Capital Votante (ações Ordinárias)
BNDESPAR 0,59%
OUTROS 16,00%
FND 0,52%
TRACTEBEL SUL 77,27%
UNIÃO 5,62%


Ações Preferenciais
TRACTEBEL SUL 34,53%
UNIÃO 2,00%
OUTROS 52,87%
BNDESPAR 10,60%

	Controladora	
	31.03.2000	31.12.1999
c) Reserva de Capital		
Remuneração de bens e direitos constituídos com capital próprio	91.695	91.695
d) Reservas de Lucros		
Reserva legal	381	381
Reserva de retenção de lucros	5.437	5.437
	5.818	5.818
e) Lucros Acumulados	93.596	30.160

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NOTA 19 - ENTIDADE FECHADA DE PREVIDÊNCIA PRIVADA

A Companhia é patrocinadora da Fundação Eletrosul de Previdência e Assistência Social - ELOS, entidade sem fins lucrativos que tem como objetivo básico a complementação de aposentadoria aos seus empregados. A Fundação adota o plano do tipo benefício definido, com regime financeiro de capitalização.

A contribuição da Companhia corresponde a duas vezes a contribuição de seus empregados. Contribui, ainda, com 1,2% sobre a folha de salários, com o objetivo de amortizar as reservas da Fundação, em consonância com o plano de custeio e cálculos atuariais. A contribuição relativa ao 1º trimestre de 2000 foi de R$ 1.126 (R$ 1.113 em 1999).

As despesas administrativas da Fundação estão contempladas no capítulo de custeio do seu regulamento do Plano de Benefícios e são de responsabilidade das patrocinadoras, não podendo exceder a 15% do total das receitas previdenciais.

Conforme prevê o Regulamento do Plano de Benefícios da Fundação, a Companhia é responsável pelo ônus decorrente da conversão de aposentadorias especiais em aposentadorias por tempo de serviço, concernentes aos seus empregados e aqueles que se encontravam em benefício na data da cisão da ELETROSUL. O montante desse compromisso encontra-se provisionado sob o título de "complementação de aposentadoria - SB 40" (Ver Nota 14).

A última revisão atuarial procedida na Fundação ELOS foi em 31 de dezembro de 1999 e apresentou superávit técnico de R$ 48.872, relativamente às reservas matemáticas de responsabilidade da Companhia, demonstradas a seguir:

	Controladora 31.12.1999
Reservas técnicas	**503.995**
Reservas matemáticas	
Benefícios concedidos	397.818
Benefícios a conceder	71.452
Reservas a amortizar	(14.147)
	455.123
Superavit técnico	
Reserva de contingência	**48.872**

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NOTA 20 - INSTRUMENTOS FINANCEIROS

A utilização de instrumentos financeiros, pela companhia, tem como objetivo proteger seus ativos e passivos, minimizando a exposição a riscos de mercado, principalmente no que diz respeito às oscilações de taxas de juros, indices de preços e moedas.

Estes riscos são monitorados pelo Comitê de Gestão Financeira, que periodicamente avalia a exposição da Companhia e propõe estratégias operacionais, sistema de controle, limites de posição e limites de crédito com os demais parceiros do mercado.

A situação dos instrumentos financeiros, está devidamente explicitada nas Notas 5 e 10.

NOTA 21 - SEGUROS

A controlada contratou seguro com Bradesco Seguros para cobertura de todos os riscos envolvidos no projeto Cana Brava. A importância segurada foi de R$ 962.087, com vigência de 31.05.1999 a 15.01.2003 para os riscos de engenharia e 2 anos após a entrada em operação da 3ª unidade, prevista para 15.01.2003, para os danos de propriedade e interrupção de negócio.

NOTA 22 - EVENTOS SUBSEQÜENTES

1. Em 05 de abril de 2000, a Companhia Energética Meridional assinou o Contrato de Financiamento Mediante Abertura de Crédito nº 98.2.654.3.3 com o Banco Nacional de Desenvolvimento Econômico e Social – BNDES, em substituição ao saldo de 10.227 debêntures não subscritas nem integralizadas, do contrato 98.2.654.3.1, canceladas devido ao encerramento do prazo de distribuição em 03.01.2000. O novo contrato de financiamentos tem as seguintes características:
   Total do crédito: R$ 114.000 referidos a 03.01.2000
   Juros: taxa de 4% a.a. acima da TJLP
   Vencimento dos juros: trimestral
   Prazo para utilização do crédito: 36 meses a contar da data de assinatura do contrato
   Amortização: 117 parcelas mensais com início em 15.08.2003

2. Em 08.04.2000, a Campos Novos Energia S.A. – ENERCAN, publicou no Jornal Diário Catarinense, comunicado que obteve da Fundação do Meio Ambiente – FATMA, a licença ambiental de instalação para implantação da UHE Campos Novos, o que confirma a expectativa da Companhia em receber, a curto prazo, o valor da indenização a que tem direito, conforme mencionado na Nota 6.

3. Em 17.04.2000 a Companhia subscreveu e integralizou capital na Companhia Energética Meridional – CEM, no valor de R$ 12.000, com a utilização de 12 bônus de subscrição em

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04.01 - NOTAS EXPLICATIVAS

ações, elevando sua participação para 71.009.996 ações, sendo 27.676.665 ordinárias (99,99%) e 43.333.331 preferenciais (100%).

Conselho de Administração

Maurício Stolle Bähr (Presidente)
Wim Heyselberghs
Christian Biebuyck
Victor-Frank de Paula Rosa Paranhos
Eric DeMuynck
Manoel Arlindo Zaroni Torres
Luiz Antônio Barbosa

Diretoria Executiva

Manoel Arlindo Zaroni Torres
Diretor Presidente

Laércio Dias
Diretor Administrativo e Financeiro e de Relações com Investidores

José Carlos Cauduro Minuzzo
Diretor de Produção de Energia

Gil de Methódio Maranhão Neto
Diretor de Desenvolvimento de Negócios

Roberto Dorval Quadros
Diretor de Implantação de Projetos

Departamento de Contabilidade

Waltamir Barreiros
Contador – CRC SC 008283/O-8

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05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

A evolução do resultado do trimestre, ao longo dos meses de sua formação, é a seguir demonstrada:

Descrição	2000 Janeiro	2000 Fevereiro	2000 Março	2000 Total	1999 1° Trim. (reclassificado)
Receita Bruta	**78.369**	**77.264**	**96.917**	**252.550**	**185.259**
Suprimento de Energia Elétrica	53.065	51.357	77.062	181.484	135.857
Subvenção Combustivel - CCC	24.641	25.561	20.248	70.450	49.334
Outras Receitas	663	346	(393)	616	68
Deduções da Receita Bruta	**(2.862)**	**(2.772)**	**(3.539)**	**(9.173)**	**(5.723)**
Impostos e Contrib.sobre a Receita	(2.862)	(2.772)	(3.539)	(9.173)	(5.723)
Receita Líquida	**75.507**	**74.492**	**93.378**	**243.377**	**179.536**
Custo dos Produtos Vendidos	(43.443)	(42.185)	(44.703)	(130.331)	(99.767)
Resultado Bruto	**32.064**	**32.307**	**48.675**	**113.046**	**79.769**
Despesas Operacionais	**(15.194)**	**7.908**	**(8.485)**	**(15.771)**	**(228.673)**
Com Vendas	(277)	(278)	(278)	(833)	(833)
Gerais e Administrativas	(3.465)	3.282	(6.912)	(7.095)	(11.055)
Financeiras Líquidas	(11.452)	4.904	(1.295)	(7.843)	(216.785)
Resultado Operacional	**16.870**	**40.215**	**40.190**	**97.275**	**(148.904)**
Resultado Não Operacional	37	(20)	3	20	(1.202)
Resultado Antes dos Tributos	**16.907**	**40.195**	**40.193**	**97.295**	**(150.106)**
Imposto de Renda	(4.432)	(10.232)	(10.232)	(24.896)	36.636
Contribuição Social	(1.595)	(4.488)	(2.880)	(8.963)	11.724
Lucro (Prejuízo) do Trimestre	**10.880**	**25.475**	**27.081**	**63.436**	**(101.746)**

Para efeito de comparabilidade, estamos reclassificando no 1° trimestre de 1999, o valor de R$ 2.126 relativo a rubrica de Uso de Bem Público – UBP, de Deduções da Receita Bruta para Custo de Bens e/ou Serviços Vendidos.

3.01.01 – Suprimento de Energia Elétrica

O aumento verificado neste trimestre, em relação a igual período de 1999, refere-se basicamente a:

- reajuste tarifário de 12,78%, com vigência a partir de 06.09.99, conforme Resolução ANEEL n° 264, de 03.09.99;
- incremento de aproximadamente 4% na venda de energia;

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05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

- reversão da provisão efetuada em dezembro de 1999, relativa a energia de curto prazo a pagar, no valor de R$ 3.600;

- registro do valor de R$ 18.447 relativo energia de curto prazo do período de setembro a dezembro de 1999, conforme demonstrativo da ASMAE de 23.03.2000.

A energia de curto prazo referente ao período de janeiro a março de 2000 não foi contabilizada em virtude da ASMAE não ter divulgado os valores a serem faturados.

3.04 – Custo de Bens e/ou Serviços Vendidos


72.000
67.500
63.000
58.500
54.000
49.500
45.000
40.500
36.000
31.500
27.000
22.500
18.000
13.500
9.000
4.500
0
8.778
9.017
5.550
70.450
49.334
3.602
3.715
32.532
33.276
9.419
4.425
PESSOAL
COMPRA ENERGIA
SUBV.CCC
ROYALTIES
DEPRECIAÇÃO
OUTROS
1° TRIM/00
1° TRIM/99

3.04.04 - Subvenção de Combustível – CCC

O incremento nesta rubrica, em relação a igual período de 1999, deve-se ao maior consumo de combustíveis, decorrente do regime de operação das usinas térmicas, conforme determinação do Operador Nacional do Sistema Elétrico – ONS.

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05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

3.06.02 – Gerais e Administrativas


22.000
18.000
14.000
10.000
6.000
2.000
(2.000)
(6.000)
(10.000)
(14.000)
(18.000)
(22.000)
6.763
5.069
1.995
1.097
693
16.880
11.948
7.577
(14.304)
(19.568)
PESSOAL
SERV.TERC.
PROVISÕES OPERAC.
SÕES
AC.
OUTROS
1° TRIM/00
1° TRIM/99

3.06.02.01 – Pessoal

A variação apresentada nesta rubrica em relação a igual período de 1999, refere-se: i) ao reajuste salarial na data-base novembro de 1999 de 6,89%; e ii) incremento de cerca de 17%, em decorrência de adequações salariais realizadas em consonância com o Plano de Reestruturação da Companhia.

3.06.02.04 – Reversão de Provisões Operacionais

Neste trimestre foram efetuadas reversões de provisões operacionais no montante de R$ 14.304, referente a realização das provisões constituídas, que no momento do pagamento são apropriadas nas devidas naturezas das despesas .

3.06.03 – Financeiras

3.06.03.02.04 – Variação Monetária s/Empréstimos e Financiamentos

O resultado financeiro deste trimestre em relação ao mesmo período do ano anterior, apresentou redução significativa nas despesas de variações monetárias, em função da valorização do Real frente às moedas que atualizam a dívida externa.

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05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

O comportamento da cesta de moedas estrangeiras e a respectiva média ponderada, calculada proporcionalmente ao montante das dívidas em cada uma das moedas, pertinentes aos contratos que afetam o resultado, está demonstrado a seguir:


Variação % das Moedas
50,00
45,00
40,00
35,00
30,00
25,00
20,00
15,00
10,00
5,00
0,00
(5,00)
(10,00)
42,47
30,39
38,52
39,66
(2,33)
(7,38)
(3,67)
(7,38)
(3,66)
US$
DM
L
EUR
média ponderada
1° Trim/00
1° Trim/99

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01.01 - IDENTIFICAÇÃO

1 - CODIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CODIGO	2 - DESCRIÇÃO	3 - 31/03/2000	4 - 31/12/1999
1	Ativo Total	4.289.818	4.215.421
1.01	Ativo Circulante	194.038	145.491
1.01.01	Disponibilidades	258	811
1.01.02	Creditos	129.014	100.797
1.01.02.01	Concessionarias	93.580	64.960
1.01.02.02	*Titulos e Valores Mobiliários*	35.411	35.821
1.01.02.03	Outros	23	16
1.01.03	Estoques	5.414	4.767
1.01.04	Outros	59.352	39.116
1.01.04.01	Créditos da Cta Cons. Combustivel - CCC	22.310	20.872
1.01.04.02	Tributos e Contrib. Sociais a Recuperar	4.803	4.392
1.01.04.03	Alienações, Desativ., Serv.e Disp.Reemb.	9.470	8.155
1.01.04.04	Concessões Licitadas	18.230	0
1.01.04.05	Despesas Pagas Antecipadamente	725	1.269
1.01.04.06	Outros	3.814	4.428
1.02	*Ativo Realizável a Longo Prazo*	247.482	289.735
1.02.01	Créditos Diversos	0	0
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	247.482	289.735
1.02.03.01	Concessões Licitadas	0	18.086
1.02.03.02	Concessões a Licitar	2.713	2.648
1.02.03.03	Depósitos Vinculados a Litigios	9.116	12.067
1.02.03.04	Títulos e Valores Mobiliários	4.512	0
1.02.03.05	Créditos Fiscais Diferidos	217.556	244.316
1.02.03.06	Tributos e Contrib. Sociais a Recuperar	10.797	9.830
1.02.03.07	Outros	2.788	2.788
1.03	Ativo Permanente	3.848.298	3.780.195
1.03.01	Investimentos	17.055	16.975
1.03.01.01	*Participações em Coligadas*	0	0
1.03.01.02	Participações em Controladas	0	0
1.03.01.03	Outros Investimentos	17.055	16.975
1.03.01.03.01	Bens e Direitos p/Uso Futuro - Terrenos	1.683	1.603
1.03.01.03.02	Participações Societárias Permanentes	3.213	3.213
1.03.01.03.03	Outros	12.159	12.159
1.03.02	Imobilizado	3.825.377	3.757.675
1.03.03	Diferido	5.866	5.545

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2000	4 - 31/12/1999
2	Passivo Total	4.289.818	4.215.421
2.01	Passivo Circulante	320.524	300.136
2.01.01	Empréstimos e Financiamentos	135.745	127.035
2.01.02	Debêntures	0	2.114
2.01.03	Fornecedores	51.076	36.724
2.01.04	Impostos, Taxas e Contribuições	40.016	31.718
2.01.05	Dividendos a Pagar	89	89
2.01.06	Provisões	62.759	57.271
2.01.06.01	Fundação ELOS	40.934	39.399
2.01.06.02	Trabalhistas	4.870	4.196
2.01.06.03	Outras	16.955	13.676
2.01.07	Dívidas com Pessoas Ligadas	9.358	13.431
2.01.08	Outros	21.481	31.754
2.01.08.01	Partic.Empregados Lucros ou Resultados	2.300	2.300
2.01.08.02	Reserva Global de Reversão	6.932	7.224
2.01.08.03	Compensação Financ.p/Utiliz.Rec.Hídricos	2.444	2.502
2.01.08.04	Grupo Coord.de Oper.Interligadas - GCOI	912	5.020
2.01.08.05	Outros	8.893	14.708
2.02	Passivo Exigível a Longo Prazo	1.692.208	1.701.635
2.02.01	Empréstimos e Financiamentos	1.166.122	1.163.203
2.02.02	Debêntures	87.897	86.682
2.02.03	Provisões	257.590	269.625
2.02.03.01	Fundação ELOS	66.895	72.795
2.02.03.02	Contingências	184.412	187.846
2.02.03.03	Outras	6.283	8.984
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	180.599	182.125
2.02.05.01	Tributos e Contribuições Sociais	72.971	75.701
2.02.05.02	Concessões a Pagar	51.121	49.917
2.02.05.03	Obrigações Especiais	56.507	56.507
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	0	0
2.05	Patrimônio Líquido	2.277.086	2.213.650
2.05.01	Capital Social Realizado	2.085.977	2.085.977
2.05.02	Reservas de Capital	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	5.818	5.818
2.05.04.01	Legal	381	381
2.05.04.02	Estatutária	0	0

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2000	4 -31/12/1999
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	5.437	5.437
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	93.596	30.160

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2000 a 31/03/2000	4 - 01/01/2000 a 31/03/2000	5 - 01/01/1999 a 31/03/1999	6 - 01/01/1999 a 31/03/1999
3.01	Receita Bruta de Vendas e/ou Serviços	252.550	252.550	185.259	185.259
3.01.01	Suprimento de Energia Elétrica	181.484	181.484	135.857	135.857
3.01.02	Subvenção Combustível - CCC	70.450	70.450	49.334	49.334
3.01.03	Outras	616	616	68	68
3.02	Deduções da Receita Bruta	(9.173)	(9.173)	(5.723)	(5.723)
3.02.01	Imposto e Contribuições	(9.173)	(9.173)	(5.723)	(5.723)
3.03	Receita Líquida de Vendas e/ou Serviços	243.377	243.377	179.536	179.536
3.04	Custo de Bens e/ou Serviços Vendidos	(130.331)	(130.331)	(99.767)	(99.767)
3.04.01	Pessoal	(8.778)	(8.778)	(9.017)	(9.017)
3.04.02	Material	(1.648)	(1.648)	(1.535)	(1.535)
3.04.03	Serviço de Terceiro	(2.918)	(2.918)	(2.530)	(2.530)
3.04.04	Combustível p/Prod.Energ.Elétrica - CCC	(70.450)	(70.450)	(49.334)	(49.334)
3.04.05	Combustível p/Prod.Energ.Elétrica	(1.388)	(1.388)	0	0
3.04.06	Compens.Financ.p/Utiliz.Rec.Hídricos	(3.602)	(3.602)	(3.715)	(3.715)
3.04.07	Depreciação / Amortização	(32.532)	(32.532)	(33.276)	(33.276)
3.04.08	Energia Elétrica Comprada p/Revenda	(5.550)	(5.550)	0	0
3.04.09	Uso de Bem Público - UBP	(2.126)	(2.126)	(2.126)	(2.126)
3.04.10	Outras	(1.339)	(1.339)	1.766	1.766
3.05	Resultado Bruto	113.046	113.046	79.769	79.769
3.06	Despesas/Receitas Operacionais	(15.771)	(15.771)	(228.673)	(228.673)
3.06.01	Com Vendas	(833)	(833)	(833)	(833)
3.06.02	Gerais e Administrativas	(7.095)	(7.095)	(11.055)	(11.055)
3.06.02.01	Pessoal	(6.763)	(6.763)	(5.069)	(5.069)
3.06.02.02	Serviço de Terceiro	(1.995)	(1.995)	(1.097)	(1.097)
3.06.02.03	Constituição de Provisões Operacionais	(693)	(693)	(16.880)	(16.880)
3.06.02.04	Reversão de Provisões Operacionais	14.304	14.304	19.568	19.568
3.06.02.05	Outras	(11.948)	(11.948)	(7.577)	(7.577)

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2000 a 31/03/2000	4 - 01/01/2000 a 31/03/2000	5 - 01/01/1999 a 31/03/1999	6 - 01/01/1999 a 31/03/1999
3.06.03	Financeiras	(7.843)	(7.843)	(216.785)	(216.785)
3.06.03.01	Receitas Financeiras	1.581	1.581	6.055	6.055
3.06.03.01.01	Rendas de Aplicações Financeiras	930	930	5.521	5.521
3.06.03.01.02	Variação Monetária	144	144	0	0
3.06.03.01.03	Outras	507	507	534	534
3.06.03.02	Despesas Financeiras	(9.424)	(9.424)	(222.840)	(222.840)
3.06.03.02.01	Encargos de Dívidas	(26.467)	(26.467)	(25.330)	(25.330)
3.06.03.02.02	Encargos s/Tributos e Contrib.Sociais	(2.604)	(2.604)	(3.813)	(3.813)
3.06.03.02.03	Outras	(5.252)	(5.252)	(4.264)	(4.264)
3.06.03.02.04	Variação Monetária s/Empr.Financiamento	26.103	26.103	(187.371)	(187.371)
3.06.03.02.05	Variação Monetária - Outras	(1.204)	(1.204)	(2.062)	(2.062)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	0	0	0	0
3.07	Resultado Operacional	97.275	97.275	(148.904)	(148.904)
3.08	Resultado Não Operacional	20	20	(1.202)	(1.202)
3.08.01	Receitas	69	69	110	110
3.08.02	Despesas	(49)	(49)	(1.312)	(1.312)
3.09	Resultado Antes Tributação/Participações	97.295	97.295	(150.106)	(150.106)
3.10	Provisão para IR e Contribuição Social	(7.098)	(7.098)	0	0
3.10.01	Imposto de Renda	(5.198)	(5.198)	0	0
3.10.02	Contribuição Social	(1.900)	(1.900)	0	0
3.11	IR Diferido	(26.761)	(26.761)	48.360	48.360
3.11.01	Imposto de Renda	(19.698)	(19.698)	36.636	36.636
3.11.02	Contribuição Social	(7.063)	(7.063)	11.724	11.724
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2000 a 31/03/2000	4 - 01/01/2000 a 31/03/2000	5 - 01/01/1999 a 31/03/1999	6 - 01/01/1999 a 31/03/1999
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.14	Participações Minoritárias	0	0	0	0
3.15	Lucro/Prejuizo do Periodo	63.436	63.436	(101.746)	(101.746)
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	539.091.216	539.091.216	539.091.216	539.091.216
	LUCRO POR AÇÃO	0,00012	0,00012		
	PREJUÍZO POR AÇÃO			(0,00019)	(0,00019)

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08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Não estamos comentando o desempenho consolidado, em virtude da controlada da GERASUL encontrar-se em fase pré-operacional.

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

09.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1 - ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
7 - TIPO DE EMPRESA		8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Mil)		9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Mil)	
01	COMPANHIA ENERGÉTICA MERCOSUL	02.201.268/0001-17	ABERTA CONTROLADA	99,99	2,59
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		59.010		59.010	

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15.01 - PROJETOS DE INVESTIMENTO

1. Usina Hidrelétrica de Itá

A Companhia está construindo a Usina Hidrelétrica de Itá em parceria com outras empresas, através de consórcio, cuja composição é a seguinte:

Consorciado	Participação %
GERASUL	38,92
CSN - Companhia Siderúrgica Nacional	29,78
OPP - Polietilenos S.A - PSA	17,86
OPP - Petroquímica S.A	11,91
Companhia de Cimento Itambé - ITAMBÉ	1,53

As principais características do empreendimento são as seguintes:

- Potência nominal instalada: 1.450 MW
- Número de máquinas: 5 unidades de 290 MW
- Energia garantida: 668 MW médios
- Localização: Rio Uruguai, na fronteira dos Estados do Rio Grande do Sul e Santa Catarina
- Operação: a cargo da GERASUL, através de um contrato de prestação de serviços de operação e manutenção, firmado com as demais empresas consorciadas
- Operação Comercial:
  - Unidade 1: 30/06/2000
  - Unidade 2: 30/09/2000
  - Unidade 3: 30/01/2001
  - Unidade 4: 30/04/2001
  - Unidade 5: 30/09/2001
- Em 31/03/2000, a obra apresentava os seguintes índices de realização:
  Obras Civis: 99,5%
  Montagem eletromecânica: 82,0%
  Avanço físico global: 95,0%

Com a conclusão do projeto, a GERASUL terá direito a 260 MW da energia garantida, o que corresponde à sua participação no consórcio. Além disso, a Companhia poderá comercializar 9% adicionais da energia atribuída aos demais consorciados, a um custo prefixado de US$ 15/MWh. A Companhia poderá comercializar livremente a sua participação na disponibilidade de potência e energia, inclusive a secundária, conforme as regras de comercialização do ONS e do MAE vigentes, exceto durante o período dos Contratos Iniciais.

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15.01 - PROJETOS DE INVESTIMENTO

- Investimentos previstos a preços de 31 de dezembro de 1999:

Ano	R$ Milhões
2000	53,0
2001	7,0

2. Usina Hidrelétrica Machadinho

Também em parceria, está sendo construída a Usina Hidrelétrica Machadinho, conforme quadro a seguir:

Consorciado	Participação %
Alcoa Alumínio S.A	19,72
GERASUL	16,94
CELESC	12,16
Companhia Brasileira de Alumínio	9,04
S.A Industria Votorantim	7,88
Cia. de Cimento Portland Rio Branco	7,88
Vale Sul Alumínio S.A	7,28
CEEE	4,86
Camargo Corrêa Industrial	4,63
COPEL	4,32
INEPAR	2,89
Departamento Municipal de Eletricidade - DME	2,40

As principais características da Usina Hidrelétrica Machadinho são as seguintes:

- Potência nominal instalada: 1.140 MW
- Número de máquinas: 3 unidades de 380 MW
- Energia garantida: 473 MW médios
- Localização: Rio Pelotas, no Estado do Rio Grande do Sul
- Operação: a cargo da GERASUL, conforme definido no contrato de constituição do Consórcio
- Operação Comercial:
  - Unidade 1: 31/08/2002
  - Unidade 2: 31/12/2002
  - Unidade 3: 30/04/2003

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15.01 - PROJETOS DE INVESTIMENTO

- Em 31/03/2000, a obra apresentava os seguintes índices de realização física:
  Projeto Executivo: 78,98%
  Projetos sócio-ambientais: 47,41%
  Obras civis: 56,95%
  Fornecimento de equipamentos: 30,34%
  Montagem eletromecânica: 16,57%
  Avanço físico global: 47,24%

A participação no empreendimento (16,94%) proporcionará cerca de 80 MW médios em energia garantida à GERASUL, que terá também prioridade na aquisição do excedente da energia assegurada que venha a ser oferecida pelos demais parceiros consorciados. A Companhia poderá comercializar livremente a sua participação na disponibilidade de potência e energia, inclusive a secundária, conforme às regras de comercialização do ONS e do MAE vigentes.

- Investimentos correspondentes à participação da Companhia no projeto Machadinho a preços de 31 de dezembro de 1999, são os seguintes:

Ano	R$ Milhões
2000	9,6
2001	12,8
2002	16,8
2003	5,9

3. Projetos relacionados ao cumprimento do Edital de Privatização

3.1. Usina Termelétrica Jacuí

A retomada das obras de Jacuí poderá ocorrer tão logo sejam viabilizados os contratos de compra de energia, os chamados PPAs – *Power Purchase Agreements*, atualmente em negociação com a ANEEL sobre os limites que devem ser praticados. O financiamento da obra já obteve do Banco Nacional de Desenvolvimento Econômico e Social – BNDES, o enquadramento do projeto. O suprimento de combustível está garantido com termo de compromisso firmado com as empresas mineradoras locais. Foram recebidas proposta de conclusão da obra, em valores compatíveis com as necessidades do plano de viabilização econômica. Em relação ao licenciamento ambiental, a Companhia está procedendo a atualização e complementação, de acordo com programação do órgão ambiental do Estado do Rio Grande do Sul.

Características da Usina:

- Localização: Charquedas, 50 km de Porto Alegre, RS
- Potência instalada: 357 MW
- Combustível: carvão mineral pulverizado

15.01 - PROJETOS DE INVESTIMENTO

- Estágio: conclusão parcial: 40%
- Investimento para a conclusão: R$ 373 milhões a preços de 31 de dezembro de 1999
- Operação: 32 meses a partir da retomada do projeto.

3.2. Projeto realizado por empresa Controlada

3.2.1. Usina Hidrelétrica Cana Brava

A Gerasul detém o controle (99,99% das ações) da Companhia Energética Meridional – CEM, uma SPC – Special Purpose Company, que está construindo a Usina Hidrelétrica Cana Brava, cujas características principais são as seguintes:

- Localização: Rio Tocantins, no Norte do Estado de Goiás
- Capacidade Instalada: 450 MW
- Número de máquinas: 3 unidades de 150 MW
- Energia garantida: 274 MW
- Início da obra: 31 de maio de 1999
- Geração:
  - 1ª máquina - outubro de 2002
  - 2ª máquina - novembro de 2002
  - 3ª máquina - janeiro 2003
- Avanço físico global: 17,22%, em 31.03.2000
- Operação: GERASUL, através de contrato a ser formalizado
- Custo estimado a investir: R$ 455 milhões a preços de dezembro de 1999

- Financiamento: 35% BNDES; 35% BID (ainda não contratado) e 30% capital próprio
- Investimentos previstos a preços de 31.de dezembro de 1999:

Ano	R$ Milhões
2000	138,5
2001	194,6
2002	120,8
2003	0,8

A energia produzida em Cana Brava não está vinculada aos Contratos Iniciais e, portanto, será livremente comercializada.

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16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Capacidade instalada e energia assegurada das Usinas em operação:

Parque Gerador	Capacidade Instalada MW	Energia Assegurada MW médios
Usinas Hidráulicas		
Passo Fundo	226	119
Salto Osório	1.078	522
Salto Santiago	1.420	723
Usinas Termelétricas		
Complexo Jorge Lacerda	857	666
Charqueadas	72	53
Alegrete	66	37
William Arjona	80	72
Total	**3.799**	**2.192**

Ampliação da Usina Hidrelétrica Salto Santiago

Através do Despacho nº 389, de 16.09.199, publicado no Diário Oficial da União de 17.09.99, a Agência Nacional de Energia Elétrica – ANEEL, autorizou a Companhia a elaborar o projeto básico de ampliação da Usina Hidrelétrica Salto Santiago com a instalação de 2 unidades de 355 MW cada, totalizando mais 710 MW de potência instalada.

Estratégia de Seguros

A Companhia possui seguros estratégicos, do tipo "all risks", para cobertura de danos à propriedade e de perdas por interrupção de negócio, como também seguro para cobertura de perdas por responsabilidade civil.
Além destes seguros estratégicos, a Companhia possui seguros operacionais para cobertura de riscos em transportes nacionais e internacionais, bem como seguro de vida em grupo para os seus diretores e empregados.

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16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Compromissos de Longo Prazo

A Companhia possui compromissos de longo prazo, dentre os quais se destacam:

a) Contrato de Conexão

Em conformidade com a Lei n° 9.648/98 e Decreto n° 2.655/98, estabelecendo que o acesso e uso dos sistemas de transmissão de energia elétrica sejam contratados separadamente da compra e venda de energia propriamente dita, a Companhia, em 20 de agosto de 1998, assinou o Contrato de Conexão com as Centrais Elétricas do Sul do Brasil S.A. - ELETROSUL, com vigência a partir de 1° de setembro de 1998.
A Companhia pagará, a título de encargo de conexão, o valor anual de R$ 3.334 mil estabelecido pela Resolução ANEEL n ° 262/98, de 13.08.98. Este valor será reajustado e revisado periodicamente pela ANEEL e/ou por acordo entre as partes.

b) Contrato de Uso do Sistema de Transmissão

A Companhia firmou contrato de uso do sistema de transmissão, de acordo com a Lei n° 9.648/98 e Decreto n° 2.655/98, com as Centrais Elétricas do Sul do Brasil S.A. - ELETROSUL, garantindo o uso da Rede Básica para entrega da energia contratada.
O contrato têm vigência a partir de 1° de setembro de 1998 e os encargos decorrentes serão integralmente atribuídos às concessionárias de distribuição, conforme Resolução ANEEL n° 248, de 07 de agosto de 1998, não representando, portanto, ônus para a Companhia.

c) Contratos Iniciais de Compra e Venda de Energia

A Companhia celebrou, com base na Lei 9.648/98, artigo 10 e nas normas do GCOI, os Contratos Iniciais de Compra e Venda de Energia, os quais terão vigência até 31 de dezembro de 2005, com reajustes pela variação do IGP-M em 1° de setembro de cada ano. Através da Resolução n° 264 de 03.09.99 da ANEEL, foi homologado reajuste de 12,78% às tarifas, com vigência a partir de 06.09.99. Os clientes, montantes de energia e demanda, tarifas e totais a faturar, por exercício, incorporando o reajuste concedido estão demonstrados a seguir:

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16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Ano - 2000

Cliente	Energia Contratada MWh	Demanda Contratada MW	Faturamento em R$ Mil	Tarifa Média R$/MWh
Centrais Elétricas de Santa Catarina S.A. - CELESC	9.135.360	19.550	262.701	28,76
Empresa Energética do Mato Grosso do Sul S.A. - ENERSUL	2.160.864	4.651	60.200	27,86
Companhia Estadual de Energia Elétrica - CEEE	1.018.944	2.937	41.005	40,24
AES Sul - Distribuidora Gaúcha de Energia S.A.	3.276.432	5.527	118.977	36,31
Rio Grande Energia S.A. - RGE	2.679.120	6.490	93.826	35,02
Furnas Centrais Elétricas S.A.	3.276.432	-	103.175	31,49
	21.547.152	**39.155**	**679.883**	**31,55**

Ano - 2001

Cliente	Energia Contratada MWh	Demanda Contratada MW	Faturamento em R$ Mil	Tarifa Média R$/MWh
Centrais Elétricas de Santa Catarina S.A. - CELESC	10.222.920	21.632	293.543	28,71
Empresa Energetica do Mato Grosso do Sul S.A. - ENERSUL	2.470.320	5.272	68.744	27,83
Companhia Estadual de Energia Elétrica - CEEE	1.077.480	3.338	43.909	40,75
AES Sul - Distribuidora Gaúcha de Energia S.A.	3.442.680	5.739	124.857	36,27
Rio Grande Energia S.A. - RGE	2.960.880	7.291	103.944	35,11
Furnas Centrais Elétricas S.A.	4.581.480	-	144.271	31,49
	24.755.760	**43.272**	**779.268**	**31,48**

Ano - 2002

Cliente	Energia Contratada MWh	Demanda Contratada MW	Faturamento em R$ Mil	Tarifa Média R$/MWh
Centrais Elétricas de Santa Catarina S.A. - CELESC	10.222.920	21.632	293.543	28,71
Empresa Energética do Mato Grosso do Sul S.A. - ENERSUL	2.470.320	5.272	68.744	27,83
Companhia Estadual de Energia Elétrica - CEEE	1.077.480	3.338	43.909	40,75
AES Sul - Distribuidora Gaúcha de Energia S.A.	3.442.680	5.739	124.857	36,27
Rio Grande Energia S.A. - RGE	2.960.880	7.291	103.944	35,11
Furnas Centrais Elétricas S.A.	4.581.480	-	144.271	31,49
	24.755.760	**43.272**	**779.268**	**31,48**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Ano - 2003

Cliente	Energia Contratada MWh	Demanda Contratada MW	Faturamento em R$ Mil	Tarifa Média R$/MWh
Centrais Elétricas de Santa Catarina S.A. - CELESC	7.667.190	16.224	220.157	28,71
Empresa Energética do Mato Grosso do Sul S.A. - ENERSUL	1.852.740	3.954	51.558	27,83
Companhia Estadual de Energia Elétrica - CEEE	808.110	2.504	32.931	40,75
AES Sul - Distribuidora Gaúcha de Energia S.A.	2.582.010	4.304	93.643	36,27
Rio Grande Energia S.A. - RGE	2.220.660	5.468	77.958	35,11
Furnas Centrais Elétricas S.A.	3.436.110	-	108.203	31,49
	18.566.820	**32.454**	**584.451**	**31,48**

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16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Ano - 2004

Cliente	Energia Contratada MWh	Demanda Contratada MW	Faturamento em R$ Mil	Tarifa Média R$/MWh
Centrais Elétricas de Santa Catarina S.A. - CELESC	5.125.464	10.816	147.122	28,70
Empresa Energética do Mato Grosso do Sul S.A. - ENERSUL	1.238.544	2.636	34.454	27,82
Companhia Estadual de Energia Elétrica - CEEE	540.216	1.669	22.004	40,73
AES Sul - Distribuidora Gaúcha de Energia S.A.	1.726.056	2.870	62.582	36,26
Rio Grande Energia S.A. - RGE	1.484.496	3.646	52.093	35,09
Furnas Centrais Elétricas S.A.	2.297.016	-	72.333	31,49
	12.411.792	**21.636**	**390.587**	**31,47**

Ano - 2005

Cliente	Energia Contratada MWh	Demanda Contratada MW	Faturamento em R$ Mil	Tarifa Média R$/MWh
Centrais Elétricas de Santa Catarina S.A. - CELESC	2.555.730	5.408	73.386	28,71
Empresa Energética do Mato Grosso do Sul S.A. - ENERSUL	617.580	1.318	17.186	27,83
Companhia Estadual de Energia Elétrica - CEEE	269.370	835	10.977	40,75
AES Sul - Distribuidora Gaúcha de Energia S.A.	860.670	1.435	31.214	36,27
Rio Grande Energia S.A. - RGE	740.220	1.823	25.986	35,11
Furnas Centrais Elétricas S.A.	1.145.370	-	36.068	31,49
	6.188.940	**10.818**	**194.817**	**31,48**

d) Concessão do Uso do Bem Público

A Companhia celebrou em 28 de setembro de 1998, o contrato de Concessão ANEEL nº 192/98 com a UNIÃO, por intermédio da Agência Nacional de Energia Elétrica - ANEEL. Este contrato tem por objeto regular as concessões de uso do bem público para produção e comercialização de energia elétrica, na condição de produtor independente, por meio das centrais geradoras em operação. O contrato prevê a concessão pelo prazo de 30 (trinta) anos, contados a partir da data de sua assinatura, prorrogável nas condições que forem estabelecidas a critério da ANEEL, mediante requerimento da Companhia.

A Companhia pagará pelo uso do bem público, ao longo do prazo de 5 (cinco) anos, contados a partir da assinatura do Contrato de Concessão, valores anuais, em parcelas mensais, conforme disposto na Lei nº 9.648/98 e Decreto nº 2.655/98, abaixo discriminados:

. Usina Hidrelétrica Passo Fundo R$ 748 mil
. Usina Hidrelétrica Salto Osório R$ 3.373 mil
. Usina Hidrelétrica Salto Santiago R$ 4.384 mil

RUBRICADO PARA IDENTIFICAÇÃO POR UM REPRESENTANTE DA DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES RIO DE JANEIRO

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Os valores estabelecidos serão reajustados anualmente pela variação do Índice Geral de Preços do Mercado - IGP-M.

e) Compra de Energia da Argentina

A Companhia firmou contrato com a CIEN – Companhia de Interconexão Energética, por um prazo de 20 anos, para a compra de 300 MW de potência firme com energia associada, para ser disponibilizada na subestação de Itá, da ELETROSUL. Os preços da potência firme e da energia associada serão reajustados a cada 12 meses, com base na variação do IGP-M verificada no período. O contrato poderá sofrer revisão na hipótese da ocorrência de variações imprevisíveis na cotação do dólar norte-americano (cotação Ptax800, opção 5, apurada pelo Banco Central). Neste caso, a revisão contratual terá que ser solicitada pelas partes ao poder concedente (ANEEL). Os preços de referência do contrato (base setembro/99) são: potência – R$ 11,12/kW/mês; energia – R$ 19,67/MWh. A comercialização ocorrerá inicialmente no âmbito dos Contratos Iniciais.

RUBRICADO PARA IDENTIFICAÇÃO
POR UM REPRESENTANTE DA
DELOITTE TOUCHE TOHMATSU
AUDITORES INDEPENDENTES
RIO DE JANEIRO

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

RELATÓRIO SOBRE REVISÃO ESPECIAL

Aos Acionistas e à Administração da
Centrais Geradoras do Sul do Brasil S.A. – GERASUL
Florianópolis – SC

1. Efetuamos uma revisão especial das informações trimestrais – ITR da Centrais Geradoras do Sul do Brasil S.A. – GERASUL, compreendendo o balanço patrimonial, controladora e consolidado, de 31 de março de 2000 e a demonstração do resultado correspondente ao período de três meses findo naquela data, bem como as respectivas notas explicativas, o relatório de desempenho e as informações relevantes, elaborados sob a responsabilidade de sua administração.

2. Nossa revisão foi efetuada de acordo com as normas estabelecidas pelo Instituto Brasileiro de Contadores – IBRACON em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, de: (a) indagação aos e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da Companhia quanto aos critérios adotados na elaboração das informações trimestrais; e (b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e as operações da Companhia. Considerando que esta revisão não representou um exame de acordo com as normas de auditoria, não estamos emitindo parecer sobre as referidas informações trimestrais.

3. Baseados em nossa revisão especial, não temos conhecimento de qualquer modificação relevante que deva ser feita nas informações trimestrais referidas no parágrafo 1 para que estejam de acordo com as práticas contábeis emanadas da legislação societária, aplicadas de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários especificamente aplicáveis à elaboração das informações trimestrais.

4. Conforme descrito na nota explicativa nº 9-d, a Companhia possui construções em andamento referentes ao projeto Jacuí. A Companhia, cumprindo exigências do Edital de privatização da GERASUL, oficializou junto à Agência Nacional de Energia Elétrica – ANEEL a sua decisão de permanência no empreendimento. Entretanto, a Administração da Companhia ainda está em processo de renegociação dos contratos originais com os antigos fornecedores do projeto e, portanto, não há como garantir que os valores provisionados sejam suficientes para cobrir eventuais perdas quanto aos passivos contingentes com fornecedores e outros envolvidos no projeto.

RUBRICADO PARA IDENTIFICAÇÃO
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17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

5. Conforme descrito na nota explicativa nº 9-e, a Companhia, baseada em projeções preliminares de fluxo de caixa futuro descontado a valor presente, elaboradas internamente, avaliou que alguns ativos não serão recuperados pelas suas operações futuras. A Administração da Companhia entende que esses ativos, no conjunto, produzirão fluxo de caixa futuro positivo.

6. Anteriormente, examinamos o balanço patrimonial levantado em 31 de dezembro de 1999 e revisamos a demonstração do resultado referente ao período de três meses findo em 31 de março de 1999, e emitimos nosso parecer e relatório de revisão especial, sem ressalvas, datados de 4 de fevereiro de 2000 e 29 de abril de 1999, respectivamente, contendo ênfases quanto aos assuntos mencionados nos parágrafos 4 e 5 acima.

Curitiba, 12 de maio de 2000

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC-SP 11.609 S/RJ

Paulo Augusto de Araujo
Contador
CRC-RS 037248/T-5

As folhas das ITR revisadas por nós estão rubricadas tão somente para fins de identificação.

RUBRICADO PARA IDENTIFICAÇÃO POR UM REPRESENTANTE DA DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES RIO DE JANEIRO

18.02 - COMENTÁRIO DO DESEMPENHO DA CONTROLADA/COLIGADA

Controlada/Coligada : COMPANHIA ENERGÉTICA MERCOSUL

Considerando que a Companhia Energética Mercosul - CEM encontra-se em fase pré-operacional, e tendo iniciado recentemente a construção da Usina Hidrelétrica Cana Brava, não há comentários importantes sobre o seu desempenho.

18.02 - COMENTÁRIO DO DESEMPENHO DA CONTROLADA/COLIGADA

Controlada/Coligada : COMPANHIA ENERGÉTICA MERCOSUL

RUBRICADO PARA IDENTIFICAÇÃO
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AUDITORES INDEPENDENTES
RIO DE JANEIRO

01.01 - IDENTIFICAÇÃO

1 - CODIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02 474 103/0001-19

ÍNDICE

RUBRICADO PARA IDENTIFICAÇÃO
POR UM REPRESENTANTE DA
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AUDITORES INDEPENDENTES
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ANNUAL 1998 RESULTS (IAN)

December 31, 1998

Contains:

- Balance sheet
- Share breakdown
- Dividend distribution
- Company structure
- Income Statement
- Subsidiary breakdown
- Notes (e.g. Consumers, financing, criteria for assessing assets, investments)

EVENTS RELATING TO SHARE CAPITAL DISTRIBUTION

Event	Date of Event	Attendance (private and corporate)	Institutional Investors	Shareholders' Agreement	Pref. Shares with Voting Rights
Shareholders' Extraordinary General Assembly	3/15/1999	12,013	3	No	No

SHARE POSITION OF SHAREHOLDERS WITH MORE THAN 5% OF SHARES WITH VOTING RIGHTS

Item	Name	CPF/CGC	Nationality	State	Common Shares (thousand)	%	Preferred Shares (thousand)	%	Total Shares (thousand)	%	Completion of Share Capital	Part in Shareholders' Agreement	Controller
1	Tractebel Sul S.A.	01.370.013-0001/15	Brazilian	RJ	350,895,265	77.27	19,062,131	22.45	369,957,396	68.63	12/31/98		Yes
2	Union	00.394.460-0001/41	Brazilian	DF	26,421,077	5.82	1,758,966	2.07	28,180,043	5.23	12/31/98		No
97	Shares in Treasury				0	0	0	0	0	0			
98	Other				76,784,117	16.91	64,169,660	75.48	140,953,777	26.14			
99	TOTAL				454,100,459	100	84,990,757	100	539,091,216	100			

DISTRIBUTION OF CONTROLLERS' SHARE CAPITAL UP TO PRIVATE LEVEL

Item	Controller/Investor	Completion of Share Capital											
1	Tractebel Sul S.A.	12/31/98											
Item	*Name*	*CPF/CGC*	*Nationality*	*State*	*Common Shares*	*%*	*Preferred Shares*	*%*	*Total Shares*	*%*	*Completion of Share Capital*	*Part in Shareholders' Agreement*	*Controller*
Item	Controller/Investor	Completion of Share Capital											
2	Union	12/31/98											
Item	*Name*	*CPF/CGC*	*Nationality*	*State*	*Common Shares*	*%*	*Preferred Shares*	*%*	*Total Shares*	*%*	*Completion of Share Capital*	*Part in Shareholders' Agreement*	*Controller*

COMPOSITION OF SHARE CAPITAL

Item	Type of share	Registered or Book-Entry	Nominal value (R$)	Number of shares (thousands)	Subscribed (R$ thousands)	Integrated (R$ thousands)
1	Common	Registered		454,100,459	1,757,227	1,757,227
2	Preferred			0	0	0
3	Preferred Class A	Registered		73,460	209	209
4	Preferred Class B	Registered		84,917,297	328,541	328,541
5	Preferred Class C			0	0	0
6	Preferred Class D			0	0	0
7	Preferred Class E			0	0	0
8	Preferred Class F			0	0	0
9	Preferred Class G			0	0	0
10	Preferred Class H			0	0	0
11	Preferred (other classes)			0	0	0
99	TOTALS			539,091,216	2,085,977	2,085,977

** Date of last alteration: 04/29/98*

SUBSCRIBED SHARE CAPITAL AND ALTERATIONS IN PAST THREE YEARS

Item	Date of Alteration	Share Capital (R$ thousands)	Alteration Value (R$ thousands)	Origin of Alteration	Amount of Issued Shares (thousands)	Price at Issuance (R$)
1	4/29/1998	3,558,256	2,079,870	Absorption of Ac	0	0
2	4/29/1998	2,079,870	2,085,977	Incorporation of	1,588,695	0.003843889

AUTHORIZED SHARE CAPITAL

Number (thousands)	Amount (R$ thousands)	Authorization Date
0	4,500,000	9/29/1998

COMPOSITION OF AUTHORIZED SHARE CAPITAL

Item	Type of Share	Class of Share	Number of Authorized Shares (R$ thousands)

STATUTORY DISPOSITIONS OF SHARE CAPITAL

02 MAY 21 AM 10: 1:

Item	Type of Share	Class of Share	% Share Capital	% Fixed Dividend	% Minimum Dividend	% Cumulative Dividend	Calculation Base	Capital Return	Premium	Voting Rights
1	Common		84.24	0	25	0	Profit	No	No	Yes
2	Preferred	A	0.01	0	8	0	Share Capital	No	No	No
3	Preferred	B	15.75	0	8	0	Share Capital	No	No	No

STATUTORY MODIFICATION

Date of Last Statute Modification		Compulsory Dividend (% of profit)	
3/15/1999		25	

ADMINISTRATORS' PAY AND PROFIT SHARING

Profit Sharing		Amount of Administrators (R$ thousands)	Period
No		1,723	Annual

PARTICIPATION AND CONTRIBUTIONS IN THE LAST THREE YEARS

Date of Last Period: 12/31/1998
Date of Previous Period:
Date of Period before Previous:

Item	Description of Participation and Contributions	Amount of Last Period (R$ thousands)	Amount of Previous Period (R$ thousands)	Amount of Period before Previous (R$ thousands)
1	Participation - Debenturists	0	0	0
2	Participation - Employees	2,545	0	0
3	Participation - Adminstrators	0	0	0
4	Participation - Beneficiary Parties	0	0	0
5	Contributions - Aid	0	0	0
6	Contributions - Social Security Fund	0	0	0
7	Other Contributions	0	0	0
8	Net Profit in Period	7,630	0	0
9	Net Loss in Period	0	0	0

O REGISTRO NA CVM NÃO IMPLICA QUALQUER APRECIAÇÃO SOBRE A COMPANHIA, SENDO OS SEUS ADMINISTRADORES RESPONSÁVEIS PELA VERACIDADE DAS INFORMAÇÕES PRESTADAS.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

4 - DENOMINAÇÃO COMERCIAL
GERASUL

5 - DENOMINAÇÃO SOCIAL ANTERIOR
ELETROBRÁS GERAÇÃO S.A. - ELETROGER

6 - NIRE
42300024384

01.02 - SEDE

1 - ENDEREÇO COMPLETO	2 - BAIRRO OU DISTRITO
RUA: DEPUTADO ANTÔNIO EDU VIEIRA, 999	PANTANAL

3 - CEP	4 - MUNICÍPIO	5 - UF
88040-901	FLORIANÓPOLIS	SC

6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
048	231-7052	-	-	

11 - DDD	12 - FAX	13 - FAX	14 - FAX
048	234-4307	-	-

15 - E-MAIL
moser@gerasul.com.br

01.03 - DEPARTAMENTO DE ACIONISTAS

1 - NOME
ANTÔNIO FRANCISCO MOSER

2 - CARGO
GERENTE DE DEPARTAMENTO

3 - ENDEREÇO COMPLETO	4 - BAIRRO OU DISTRITO
RUA DEPUTADO ANTÔNIO EDU VIEIRA, 999	PANTANAL

5 - CEP	6 - MUNICÍPIO	7 - UF
88040-901	FLORIANÓPOLIS	SC

8 - DDD	9 - TELEFONE	10 - TELEFONE	11 - TELEFONE	12 - TELEX
048	231-7052	-	-	

13 - DDD	14 - FAX	15 - FAX	16 - FAX
048	234-4307	-	-

17 - E-MAIL
moser@gerasul.com.br

OUTROS LOCAIS DE ATENDIMENTO A ACIONISTAS

18 - ITEM	19 - MUNICÍPIO	20 - UF	21 - DDD	22 - TELEFONE	23 - TELEFONE
01	FLORIANÓPOLIS	SC	048	223-1811	-
02	RIO DE JANEIRO	RJ	021	276-2439	-
03	SÃO PAULO	SP	011	237-5731	-
04	PORTO ALEGRE	RS	051	210-9150	-

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

01.04 - DIRETOR DE RELAÇÕES COM O MERCADO (Endereço para Correspondência com a Companhia)

1 - NOME: LAÉRCIO DIAS				
2 - ENDEREÇO COMPLETO: RUA: DEPUTADO ANTÔNIO EDU VIEIRA, 999			3 - BAIRRO OU DISTRITO: PANTANAL	
4 - CEP: 88040-901	5 - MUNICÍPIO: FLORIANÓPOLIS			6 - UF: SC
7 - DDD: 048	8 - TELEFONE: 231-7720	9 - TELEFONE: -	10 - TELEFONE: -	11 - TELEX:
12 - DDD: 048	13 - FAX: 234-1114	14 - FAX: -	15 - FAX: -	
16 - E-MAIL: laerciod@gerasul.com.br				

01.05 - REFERÊNCIA / AUDITOR

1 - DATA DE INÍCIO DO ÚLTIMO EXERCÍCIO SOCIAL: 28/01/1998	2 - DATA DE TÉRMINO DO ÚLTIMO EXERCÍCIO SOCIAL: 31/12/1998
3 - DATA DE INÍCIO DO EXERCÍCIO SOCIAL EM CURSO: 01/01/1999	4 - DATA DE TÉRMINO DO EXERCÍCIO SOCIAL EM CURSO: 31/12/1999
5 - NOME/RAZÃO SOCIAL DO AUDITOR: DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES S/C	6 - CÓDIGO CVM: 00385-9

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - BOLSA DE VALORES ONDE POSSUI REGISTRO

[ ] BVBAAL	X BVMESB	X BVPR	X BVRJ	X BVST
X BVES	X BVPP	X BVRG	X BOVESPA	

2 - MERCADO DE NEGOCIAÇÃO: Bolsa

3 - TIPO DE SITUAÇÃO: *Operacional*

4 - CÓDIGO DE ATIVIDADE: 1990200 - Serviços de Eletricidade

5 - ATIVIDADE PRINCIPAL: GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

01.07 - CONTROLE ACIONÁRIO / VALORES MOBILIÁRIOS

1 - NATUREZA DO CONTROLE ACIONÁRIO

Privada Nacional

2 - VALORES MOBILIÁRIOS EMITIDOS PELA CIA.

X	Ações		Ações Resgatáveis		Debêntures Simples
	Debêntures Conversíveis em Ações		Partes Beneficiárias		Bônus de Subscrição

01.08 - PUBLICAÇÕES DE DOCUMENTOS

1 - AVISO AOS ACIONISTAS SOBRE DISPONIBILIDADE DAS DFs.	2 - ATA DA AGO QUE APROVOU AS DFs.
13/02/1999	29/03/1999
3 - CONVOCAÇÃO DA AGO PARA APROVAÇÃO DAS DFs.	4 - PUBLICAÇÃO DAS DEMONSTRAÇÕES FINANCEIRAS
04/03/1999	09/03/1999

01.09 - JORNAIS ONDE A CIA. DIVULGA INFORMAÇÕES

1 - ITEM	2 - TÍTULO DO JORNAL	3 - UF
01	DIÁRIO CATARINENSE	SC
02	DIÁRIO OFICIAL DO ESTADO DE SC	SC

01.10 - DIRETOR DE RELAÇÕES COM O MERCADO

1 - DATA	2 - ASSINATURA
14/04/1999	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

02.01 - COMPOSIÇÃO ATUAL DO CONSELHO DE ADMINISTRAÇÃO E DIRETORIA

1 - ITEM	2 - NOME DO ADMINISTRADOR	3 - CPF	4 - DATA DA ELEIÇÃO	5 - PRAZO DO MANDATO	6 - CÓDIGO TIPO DO ADMINISTRADOR *	7 - FUNÇÃO
01	MAURÍCIO STOLLE BÄHR	748.528.847-49	29/09/1998	2001	2	PRESIDENTE
02	RODOLPHO DE OLIVEIRA FRANCO PROTASIO	942.891.237-91	29/09/1998	2001	2	CONSELHEIRO
03	EDUARDO MIGLIORA ZOBARAN	001.201.287-48	29/09/1998	2001	2	CONSELHEIRO
04	CARLOS SUPLICY DE FIGUEIREDO FORBES	847.099.877-34	29/09/1998	2001	2	CONSELHEIRO
05	LUIZ ANTÔNIO BARBOSA	343.757.249-00	29/09/1998	2001	2	CONSELHEIRO
06	VICTOR FRANK DE PAULA ROSA PARANHOS	098.414.907-49	29/09/1998	2001	3	CONSELHEIRO/DIRETOR PRESIDENTE
07	GIL DE METHODIO MARANHÃO NETO	734.574.937-15	29/09/1998	2001	3	CONS./DIR. DESENV. DE NEG, IMPLANT. PROJ
08	LAÉRCIO DIAS	112.907.819-15	29/09/1998	2001	1	DIRETOR ADMINISTRATIVO/FINANCEIRO
09	MANOEL ARLINDO ZARONI TORRES	115.116.058-34	29/09/1998	2001	1	DIRETOR DE PROD. E COMERCIAL. DE ENERGIA

* CÓDIGO: 1 - PERTENCE APENAS À DIRETORIA;
2 - PERTENCE APENAS AO CONSELHO DE ADMINISTRAÇÃO;
3 - PERTENCE À DIRETORIA E AO CONSELHO DE ADMINISTRAÇÃO.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO E DIRETOR

MAURÍCIO STOLLE BÃHR
Presidente do Conselho de Administração

Nascido em 17.09.57. Engenheiro Mecânico - Universidade Gama Filho - RJ. Analista de Sistemas - Pontificia Universidade Católica - PUC - RJ. Master of Business Administration - MBA - CoppeAd - Universidade Federal do Rio de Janeiro - UFRJ - Corporate Finance - Berkeley University - USA.

Diretor Superintendente da Tractebel Brasil Ltda. Diretor Financeiro da Serra da Mesa Energia S.A. Membro do Conselho de Administração da Iven S.A. Diretor Financeiro da Nacional Energética S.A.

RODOLPHO DE OLIVEIRA FRANCO PROTASIO
Membro do Conselho de Administração

Nascido em 16.09.67. Bacharel em Direito - Pontificia Universidade Católica do Rio de Janeiro - PUC. Mestrado - College of Law, Illinois Institute of Technology - Chicago - IL. Especialização em Direito Tributário, Curso de Aperfeiçoamento na Associação Brasileira de Direito Financeiro (ABDF) e na Faculdade Cândido Mendes.

Advogado Associado, de 1987 a 1992, a Veirano Advogados Associados. De 1992 a 1994, passou a Advogado Associado. De 1994 a 1996 passou a Advogado Associado/Sócio Local e atualmente é Sócio da Empresa.

EDUARDO MIGLIORA ZOBARAN
Membro do Conselho de Administração

Nascido em 10.06.1964. Bacharel em Direito - Universidade do Estado do Rio de Janeiro. Mestrado em 1994 (magna cum laude) na Johann Wolfgang Goethe Universitat, Frankfurt-am-Main.

Membro do Brazilian Bar Association, em São Paulo e do Deutch-Brasilianische Juristenvereiningung. Atualmente trabalha no Mundie Advogados.

CARLOS SUPLICY DE FIGUEIREDO FORBES
Membro do Conselho de Administração

Nascido em 19.06.1965. Advogado - Faculdade de Direito da Universidade do Estado do Rio de Janeiro. Mestrado na Pontificia Universidade de São Paulo (créditos concluídos).

Advogado da Mundie e Advogados.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO E DIRETOR

LUIZ ANTÔNIO BARBOSA
Membro do Conselho de Administração (representante dos empregados)

Nascido em 26.05.56. Técnico de Manutenção de Usinas.

Diretor da Associação dos Empregados da ELETROSUL - ASES. Delegado na Associação dos Profissionais da ELETROSUL - APROSUL. Diretor Financeiro do Sindicato dos Eletricitários do Sul do Estado de Santa Catarina - SINTRESC, a partir de 1993.

VICTOR FRANK DE PAULA ROSA PARANHOS
Diretor Presidente e Membro do Conselho de Administração

Nascido em 17.10.46. Engenheiro Mecânico - Universidade Católica de Petrópolis. Economista - Instituto Metodista Bennett. Atuário - Sociedade Universitária Augusto Motta - SUAM.

Engenheiro residente na Sociedade Técnica de Engenharia e Representação - STER. Diretor da Corretora de Títulos e Valores Mobiliários Paulo Williansems. Diretor Superintendente do Fundo de Pensão do Montreal Bank, do Banco Nacional e Presidente da Nacional Energética (responsável pela construção da Serra da Mesa). Atualmente é o Diretor Superintendente da Cia. Energética Mercosul, empresa responsável pela construção da Usina Hidrelétrica Cana Brava - 450 MW.

GIL DE METHODIO MARANHÃO NETO
Diretor de Desenvolvimento de Negócios e de Implantação de Projetos e Membro do Conselho de Administração

Nascido em 15.01.63. Engenheiro Civil - Universidade Veiga de Almeida - RJ. Master of Business Administration - MBA em Finanças e Análises de Sistemas.

Trabalhou no Banco Nacional, na Nacional Energética e é Diretor da TRACTEBEL Brasil Ltda.

LAÉRCIO DIAS
Diretor Administrativo e Financeiro

Nascido em 25.12.46. Engenheiro Eletricista - Universidade Federal de Santa Catarina - UFSC

Chefe do despacho de carga da Centrais Elétricas de Santa Catarina - CELESC. Secretário Executivo do Comitê Coordenador da Operação Interligada da Região Sul do Brasil. Assistente do Departamento de Operação e Manutenção da CELESC. Chefe do Departamento de Operação e Manutenção da CELESC. Assistente do Departamento de Operações do Sistema da ELETROSUL. Assessor do Departamento de Planejamento Econômico-Financeiro da ELETROSUL. Assessor do Ministério das Minas e Energia. Assessor Parlamentar da ELETROSUL no Congresso Nacional.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO E DIRETOR

Chefe de Divisão de Tarifas e Estudos Econômicos do DNAEE/MME. Assessor da Presidência da ELETROSUL. Secretário Geral da ELETROSUL. Diretor Administrativo e Financeiro da ELETROSUL.

MANOEL ARLINDO ZARONI TORRES
Diretor de Produção e Comercialização de Energia

Nascido em 18.12.1949. Engenheiro Eletricista - Escola Federal de Engenharia de Itajubá.

Trabalhou em FURNAS como Chefe de Divisão de Transmissão de Ivaiporã, como responsável pelo Departamento de Produção do Paraná e posteriormente como Superintendente de Produção Sul. A partir de 1992 atuou como Superintendente de Operação no Sistema de FURNAS, com responsabilidade pelas atividades relacionadas a comercialização de energia.
Atuou como representante de FURNAS, no GCOI - Grupo Coordenador para Operação Interligada, na Comissão Mista de Operação da Usina de Itaipu e no COESE - Comitê de Operação das Empresas do Sistema ELETROBRÁS , como coordenador do Subcomitê de Operação.
Participou da elaboração da Lei 8631 e Decreto 774 da negocição dos contratos de suprimento de energia de FURNAS.
Teve participação na elaboração da Portaria DNAEE nº 337 que regulamentou o Decreto 1009 que criou o SINTREL - Sistema Nacional de Transmissão de Energia Elétrica.
Integrou a Comissão Organizadora da Usina de Serra da Mesa, como representante da Diretoria de Produçãode FURNAS.
Atuou junto a Secretaria de Energia, do MME no projeto RE-SEB.
Participa junto a ANEEL na elaboração dos contratos iniciais de energia da GERASUL com FURNAS e na elaboração e negociação dos contratos de conexão e uso do sistema de transmissão.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.01 - EVENTOS RELATIVOS À DISTRIBUIÇÃO DO CAPITAL

1 - EVENTO BASE	2 - DATA DO EVENTO	3 - PESSOAS FÍSICAS E JURÍDICAS	4 - INVESTIDORES INSTITUCIONAIS	5 - ACORDO DE ACIONISTAS	6 - AÇÕES PREFER. COM DIREITO A VOTO
A.G.E.	15/03/1999	12.013	3	NÃO	NÃO
7 - AÇÕES PREFERENCIAIS COM DIREITO A VOTO					

03.02 - POSIÇÃO ACIONÁRIA DOS ACIONISTAS COM MAIS DE 5% DE AÇÕES COM DIREITO A VOTO

1 - ITEM	2 - NOME/RAZÃO SOCIAL						3 - CPF/CGC	4 - NACIONALIDADE	5 - UF
6 - AÇÕES ORDINÁRIAS (Mil)	7 - %	8 - AÇÕES PREFERENCIAIS (Mil)	9 - %	10 - TOTAL DE AÇÕES (Mil)	11 - %	12 - COMP.CAP.SOC.	13 - PART. NO ACORDO DE ACIONISTAS	14 - CONTROLADOR	
01	TRACTEBEL SUL S.A.						01.370.013-0001/15	BRASILEIRA	RJ
350.895.265	77,27	19.062.131	22,45	369.957.396	68,63	31/12/1998		SIM	
02	UNIÃO						00.394.460-0001/41	BRASILEIRA	DF
26.421.077	5,82	1.758.966	2,07	28.180.043	5,23	31/12/1998		NÃO	
97	AÇÕES EM TESOURARIA								
0	0,00	0	0,00	0	0,00				
98	OUTROS								
76.784.117	16,91	64.169.660	75,48	140.953.777	26,14				
99	TOTAL								
454.100.459	100,00	84.990.757	100,00	539.091.216	100,00				

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
01	TRACTEBEL SUL S.A.	31/12/1998

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CGC	4 - NACIONALIDADE	5 - UF

6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
02	UNIÃO	31/12/1998

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CGC	4 - NACIONALIDADE	5 - UF

6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

04.01 - COMPOSIÇÃO DO CAPITAL SOCIAL

1 - Data da Última Alteração: 29/04/1998

2- ITEM	3 - ESPÉCIE DAS AÇÕES	4 - NOMINATIVA OU ESCRITURAL	5 - VALOR NOMINAL (Reais)	6 - QTD. DE AÇÕES (Mil)	7 - SUBSCRITO (Reais Mil)	8 - INTEGRALIZADO (Reais Mil)
01	ORDINÁRIAS	ESCRITURAL		454.100.459	1.757.227	1.757.227
02	PREFERENCIAIS			0	0	0
03	PREFERENCIAIS CLASSE A	ESCRITURAL		73.460	209	209
04	PREFERENCIAIS CLASSE B	ESCRITURAL		84.917.297	328.541	328.541
05	PREFERENCIAIS CLASSE C			0	0	0
06	PREFERENCIAIS CLASSE D			0	0	0
07	PREFERENCIAIS CLASSE E			0	0	0
08	PREFERENCIAIS CLASSE F			0	0	0
09	PREFERENCIAIS CLASSE G			0	0	0
10	PREFERENCIAIS CLASSE H			0	0	0
11	PREFER. OUTRAS CLASSES			0	0	0
99	TOTAIS			539.091.216	2.085.977	2.085.977

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

04.02 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NOS TRÊS ÚLTIMOS ANOS

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)
01	29/04/1998	3.558.256	2.079.870	Absorção de Prejuízo Acumulado	0	0,0000000000
02	29/04/1998	2.079.870	2.085.977	Incorporação de Empresas	1.588.695	0,0038438889

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

04.04 - CAPITAL SOCIAL AUTORIZADO

1 - QUANTIDADE (Mil)	2 - VALOR (Reais Mil)	3 - DATA DA AUTORIZAÇÃO
0	4.500.000	29/09/1998

04.05 - COMPOSIÇÃO DO CAPITAL AUTORIZADO

1- ITEM	2 - ESPÉCIE	3 - CLASSE	4 - QUANTIDADE DE AÇÕES AUTORIZADAS À EMISSÃO (Mil)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

06.03 - DISPOSIÇÕES ESTATUTÁRIAS DO CAPITAL SOCIAL

1 - ITEM	2 - ESPÉCIE DA AÇÃO	3 - CLASSE DA AÇÃO	4 - % DO CAPITAL SOCIAL	5 - % TIPO DIVIDENDO FIXO	6 - % TIPO DIVIDENDO MÍNIMO	7 - % TIPO DIVID. CUMULATIVO	8 - BASE DE CÁLCULO	9 - PREV. REEMBOLSO DE CAPITAL	10 - PRÊMIO	11 - DIREITO A VOTO
01	ORDINÁRIA		84,24	0,00	25,00	0,00	BASEADO NO LUCRO	NÃO	NÃO	SIM
02	PREFERENCIAL	A	0,01	0,00	8,00	0,00	BASEADO NO CAPITAL SOCIAL	NÃO	NÃO	NÃO
03	PREFERENCIAL	B	15,75	0,00	6,00	0,00	BASEADO NO CAPITAL SOCIAL	NÃO	NÃO	NÃO

06.04 - MODIFICAÇÃO ESTATUTÁRIA

1 - DATA DA ÚLTIMA MODIFICAÇÃO DO ESTATUTO	2 - DIVIDENDO OBRIGATÓRIO (% DO LUCRO)
15/03/1999	25,00

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

07.01 - REMUNERAÇÃO E PARTICIPAÇÃO DOS ADMINISTRADORES NO LUCRO

1 - PARTICIPAÇÃO DOS ADMINISTRADORES NO LUCRO	2 - VALOR DA REMUNERAÇÃO GLOBAL DOS ADMINISTRADORES (Reais Mil)	3 - PERIODICIDADE
NÃO	1.723	ANUAL

07.02 - PARTICIPAÇÕES E CONTRIBUIÇÕES NOS TRÊS ÚLTIMOS ANOS

1 - DATA FINAL DO ÚLTIMO EXERCÍCIO SOCIAL: 31/12/1998

2 - DATA FINAL DO PENÚLTIMO EXERCÍCIO SOCIAL:

3 - DATA FINAL DO ANTEPENÚLTIMO EXERCÍCIO SOCIAL:

4- ITEM	5 - DESCRIÇÃO DAS PARTICIPAÇÕES E CONTRIBUIÇÕES	6 - VALOR DO ÚLTIMO EXERCÍCIO (Reais Mil)	7 - VALOR DO PENÚLTIMO EXERCÍCIO (Reais Mil)	8 - VALOR DO ANTEPENÚLTIMO EXERCÍCIO (Reais Mil)
01	PARTICIPAÇÕES-DEBENTURISTAS	0	0	0
02	PARTICIPAÇÕES-EMPREGADOS	2.545	0	0
03	PARTICIPAÇÕES-ADMINISTRADORES	0	0	0
04	PARTIC.-PARTES BENEFICIÁRIAS	0	0	0
05	CONTRIBUIÇÕES FDO. ASSISTÊNCIA	0	0	0
06	CONTRIBUIÇÕES FDO. PREVIDÊNCIA	0	0	0
07	OUTRAS CONTRIBUIÇÕES	0	0	0
08	LUCRO LÍQUIDO NO EXERCÍCIO	7.630	0	0
09	PREJUÍZO LÍQUIDO NO EXERCÍCIO	0	0	0

09.01 - BREVE HISTÓRICO DA EMPRESA

CONSTITUIÇÃO E DENOMINAÇÃO SOCIAL

A Centrais Geradoras do Sul do Brasil S.A., que usa a sigla GERASUL, é uma sociedade por ações, com sede na cidade de Florianópolis, Estado de Santa Catarina, à Rua Deputado Antônio Edú Vieira, 999, Bairro Pantanal, e tem duração ilimitada. Foi constituída em 29.01.98, sob a denominação social de Eletrobrás Geração S.A. - ELETROGER, a partir de cisão parcial da ELETROBRÁS. Incorporou em 29.04.98 sua controlada GERASUL, constituída em 23.12.97 a partir de cisão parcial da Centrais Elétricas do Sul do Brasil S.A. - ELETROSUL, e mudou sua denominação social na data da incorporação para GERASUL, utilizada até então pela sociedade incorporada.

A Companhia é fruto da reestruturação societária e patrimonial da Centrais Elétricas Brasileiras S.A. ELETROBRÁS, em cumprimento ao Programa Nacional de Desestatização e em conformidade com o novo modelo proposto para o setor elétrico brasileiro.

Em leilão realizado em 15.09.98, na Bolsa de Valores do Rio de Janeiro, a Empresa Tractebel Sul S.A. adquiriu o controle acionário da Companhia, representado por 227.095.639.468 ações ordinárias, que corresponde a 50,01% do capital votante e a 42,13% do capital total.

A nova controladora é integrante do grupo Tractebel, que atua em mais de 100 paises explorando as atividades de eletricidade, gás, comunicação, serviços de engenharia e saneamento básico. O grupo possui uma forte estrutura financeira, e conta, atualmente, com cerca de 60.000 empregados nos paises em que atua. A holding, Tractebel S.A., tem sede em Bruxelas, Bélgica.

OBJETO SOCIAL

• realizar estudos, projetos, construção e operação de usinas produtoras de energia elétrica, bem como a celebração de atos de comércio decorrentes dessas atividades;

• participar de pesquisas de interesse do setor energético, ligadas à geração e distribuição de energia elétrica, bem como de estudos de aproveitamento de reservatório para fins múltiplos;

• contribuir para a formação de pessoal técnico necessário ao setor de energia elétrica, bem como para a preparação de operários qualificados, através de cursos especializados;

• participar de entidades destinadas à coordenação operacional de sistemas elétricos interligados;

• participar de associações ou organizações de caráter técnico, científico e empresarial de âmbito regional, nacional ou internacional, de interesse para o setor de energia elétrica;

• colaborar para a preservação do meio ambiente no exercício de suas atividades;

• colaborar com os programas relacionados com a promoção e incentivo à indústria nacional de materiais e equipamentos destinados ao setor de energia elétrica, bem como para sua normalização técnica, padronização e controle de qualidade;

09.01 - BREVE HISTÓRICO DA EMPRESA

- participar, acionariamente de outras sociedades concessionárias de serviço público de energia elétrica.

PARQUE GERADOR EM OPERAÇÃO

Usina Hidrelétrica Salto Santiago - 1.420 MW
Saudades do Iguaçú - PR

Usina Hidrelétrica Salto Osório - 1.078 MW
Quedas do Iguaçú - PR

Usina Hidrelétrica Passo Fundo - 226 MW
Entre Rios do Sul - RS

Complexo Termelétrico Jorge Lacerda - 857 MW
Capivari de Baixo - SC

Usina Termelétrica Alegrete - 66 MW
Alegrete - RS

Usina Termelétrica de Charqueadas - 72 MW
Charqueadas - RS

QUADRO DE PESSOAL

A GERASUL possui 1.228 empregados, em 31.12.98.

01732-9 CENTRAIS GERADORAS DO SUL DO BRASIL S.A. 02.474.103/0001-19

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

A atividade industrial da GERASUL, atualmente, concentra-se principalmente na produção de energia elétrica, e secundariamente na venda de serviços de consultoria e de vapor industrial. O grande mercado da GERASUL em desenvolvimento é, portanto, o mercado de energia elétrica.

O mercado que está em desenvolvimento é altamente competitivo. Através de contratos bilaterais, empresas geradoras, como a GERASUL, comercializam energia com empresas comercializadoras, distribuidoras e com consumidores independentes.

A ANEEL (Agência Nacional de Energia Elétrica) é o agente governamental regulador e fiscalizador do setor, disciplinando o regime de concessões de serviços públicos de energia elétrica.

Os combustíveis utilizados atualmente, nas usinas termelétricas, são subsidiados, através de um mecanismo denominado Conta de Consumo de Combustíveis - CCC, administrado pela ELETROBRÁS.

Está sendo cogitado que os novos empreendimentos de geração hidráulica sejam subsidiados pelo Agente Financeiro do Setor, através de financiamento de longo prazo (25 anos), com 8 anos de carência.

A GERASUL está direcionando atualmente seus negócios de energia elétrica também para o MERCOSUL, com empreendimentos conjuntos com o Uruguai e Argentina. O gás (da Bolívia e da Argentina), trará importantes reflexos para a matriz energética e certamente, no futuro, a GERASUL poderá entrar no negócio de termelétrica a gás.

Na região de atuação da GERASUL (Sul do Brasil e Mato Grosso do Sul), o potencial energético é considerável, tendo em conta que:

. existem 32 bilhões de toneladas de carvão disponíveis para consumo;

. existem 13 GW de potencial hidráulico, principalmente no Rio Uruguai, ainda não explorados;

. existe um mercado de vapor cativo e não competitivo, com elevado potencial de demanda.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

10.01 - PRODUTOS E SERVIÇOS OFERECIDOS

1- ITEM	2 - PRINCIPAIS PRODUTOS E/OU SERVIÇOS	3 - % RECEITA LÍQUIDA
01	ENERGIA ELÉTRICA	78,10

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

10.02 - MATÉRIAS PRIMAS E FORNECEDORES

1 - ITEM	2 - MATÉRIA PRIMA	3 - IMPORTAÇÃO	4 - VALOR DA IMPORTAÇÃO (Reais Mil)	5 - DISPONÍVEL MERCADO LOCAL	6 - DISPONÍVEL MERCADO EXTERNO
01	CARVÃO MINERAL	NÃO	0	SIM	SIM
02	CARVÃO MINERAL	NÃO	0	SIM	SIM
03	CARVÃO MINERAL	NÃO	0	SIM	SIM
04	ÓLEO DIESEL E FUIL OLEO	NÃO	0	SIM	SIM

1 - ITEM	7 - NOME DO FORNECEDOR	8 - TIPO DE FORNECEDOR	9 - % DE FORNECIMENTO SOBRE O TOTAL DAS COMPRAS DA CIA.
01	CONS.METROPOLITANO/CRICIUMA/BELLUNO	NÃO LIGADO	59,83
02	CONS MIN.CASTELO BRANCO/RIO DESERTO	NÃO LIGADO	29,91
03	COPELMI MINERAÇÃO LTDA	NÃO LIGADO	9,86
04	PETROBRÁS DISTRIBUIDORA S.A.	NÃO LIGADO	0,40

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

10.03 - CLIENTES PRINCIPAIS POR PRODUTOS E/OU SERVIÇOS

1- ITEM	2- ITEM	3 - NOME DO PRODUTO/ NOME DO CLIENTE	4 - % DE PARTICIPAÇÃO DO CLIENTE NA RECEITA LÍQUIDA
001		ENERGIA ELÉTRICA	
001	001	CENTRAIS ELÉTRICAS DE SANTA CATARINA S/A - CELESC	43,23
001	002	AES SUL - DISTRIBUIDORA GAÚCHA DE ENERGIA S.A.	20,70
001	003	RIO GRANDE ENERGIA S.A. - RGE	14,73
001	004	COMPANHIA ESTADUAL DE ENERGIA ELETRICA - CEEE	9,07
001	005	EMPRESA ENERGÉTICA DE MATO GROSSO DO SUL S.A. - ENERSUL	10,85
001	006	FURNAS CENTRAIS ELÉTRICA S.A.	1,42

01732-9 CENTRAIS GERADORAS DO SUL DO BRASIL S.A. 02.474.103/0001-19

11.01 - PROCESSO DE PRODUÇÃO

Processo de Produção - A energia elétrica produzida pela GERASUL em 1998 foi:

- de origem hidráulica - 81,81%
- de origem térmica (pela queima de carvão mineral) - 18,19%.

Produção Anual

Produção (Gwh)	1995	-	15.708
	1996	-	19.748
	1997	-	19.815
	1998	-	19.584

Capacidade Instalada

Capacidade Instalada (MW)	1995	-	3.222
	1996	-	3.222
	1997	-	3.688
	1998	-	3.719

Indicador de Produtividade:

	1998	UNIDADE
Energia Gerada/Força de Trabalho Ativa	16,25	GWh/empregado

Percentuais já depreciados dos principais equipamentos

Usina Hidrelétrica Salto Santiago 58%
Usina Hidrelétrica Salto Osório 62%
Usina Hidrelétrica Passo Fundo 62%
Usina Termelétrica Jorge Lacerda A 85%
Usina Termelétrica Jorge Lacerda B 88%
Usina Termelétrica Jorge Lacerda C 9%
Usina Termelétrica Charqueadas 73%
Usina Termelétrica Alegrete 97%

11.01 - PROCESSO DE PRODUÇÃO

Estratégias de Seguros

- Usinas: para usinas em geral, os seguros de riscos em propriedades são efetuados para cobrir substituição total, sendo os mais amplos possíveis. Valores referentes à cobertura de substituição total são definidos baseando-se em custos, internacionalmente aceitos, de investimentos específicos de uma usina do mesmo tamanho e capacidade ou, em caso de novos equipamentos, com base nos efetivos preços de compra. Estes valores são revistos periodicamente.

- Seguros contra terceiros: a Empresa está suficientemente protegida contra terceiros, incluindo os provenientes de poluição ambiental e os de empregados, a fim de se prevenir contra danos causados a terceiros, ao meio ambiente ou a acidentes de empregados.

- Projetos: projetos ou atividades que não são de operação de usinas são objeto de um exercício específico para identificação de riscos e de avaliações.

- Proteção de empregados: cobertura adicional de seguros relacionada à proteção de empregados é discutida caso a caso.

- Veículos: as coberturas para veículos existentes são mantidas e modificadas de acordo com as mudanças na frota.

- Pesquisa de mercado: para cada tipo de seguro, os valores e deduções são determinados levando-se em conta prática de mercado, disponibilidade de mercado e preços. Dada a sua envergadura financeira, a Empresa geralmente opta pelas deduções mais importantes.

Riscos de paralisação das atividades

Na produção de energia elétrica podem ocorrer falhas de equipamentos que colocam em risco a produção nas usinas de geração de energia.

Os riscos inerentes ao processo produtivo da GERASUL são traduzidos por taxas de indisponibilidade, classificadas em dois grupos:

1. Indisponibilidade forçada, decorrente de paralisações intempestivas de grupos geradores ou equipamentos de serviços auxiliares que venham a restringir a capacidade de produção de energia.

2. Indisponibilidade programada, decorrente de paralisações para manutenção ou revisões planejadas com antecedência.

As indisponibilidades são convertidas em valores estatísticos e utilizadas como subsídios para o cálculo da energia garantida a ser contratada.

As manutenções de máquinas e equipamentos seguem rigorosos cronogramas previstos otimizadamente, contemplados na formulação do Plano de Operação Anual do GCOI. Os mesmos podem sofrer revisões por necessidades emergenciais dos equipamentos ou necessidades eletroenergéticas.

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

PROCESSO DE COMERCIALIZAÇÃO

O setor elétrico brasileiro encontra-se em plena fase de reestruturação, através de um novo modelo setorial.

Com a decisão governamental de privatizar o setor, a Coopers & Lybrand, empresa consultora internacional, contratada pelo Governo Federal, foi encarregada de estudar o setor elétrico brasileiro e de propor novo modelo mais adequado à sua privatização.

Empresas que detinham o monopólio de geração, transmissão e distribuição foram desverticalizadas. Neste processo, a Centrais Elétricas do Sul do Brasil S.A. - ELETROSUL, que era uma empresa de geração e transmissão foi cindida para transferir seu parque gerador à nova sociedade denominada GERASUL.

Como mudança importante relativa à comercialização, destacam-se a criação do Mercado Atacadista de Energia (MAE), do Mercado Spot e de Empresas Comercializadoras de Energia.

A operação do MAE e a determinação dos preços a serem praticados no Mercado Spot estarão a cargo do Agente Operador do Sistema, também responsável pela operação do sistema elétrico.

Tanto o MAE quanto o Agente Operador foram criados com objetivo de atender o novo modelo de mercado de energia elétrica no Brasil. Para transição do modelo antigo para o novo, a Medida Provisória 1531 introduziu e regulamentou Contratos Iniciais (CI) de 8 anos de duração, entre Empresas Geradoras e Empresas Distribuidoras.
Nestes contratos, nos primeiros 5 anos toda a energia contratada será comercializada a preços e quantidades estabelecidos e nos 3 anos restantes ficam liberadas 25% ao ano da energia contratada para livre comercialização, ou seja, disponível para compra/venda no MAE.

Na fase transitória, a GERASUL firmou Contratos Iniciais com a CELESC, ENERSUL, CEEE, FURNAS, AES-SUL e RGE, empresas que eram supridas pela antiga ELETROSUL.

As energias não contratadas, em princípio, serão comercializadas no Mercado Spot, cuja tarifa de energia, estabelecida hora a hora pelo Agente Operador, é calculada em função de custos marginais.

Para otimização do sistema, foi criado o MRE - Mercado de Relocação de Energia.

DISTRIBUIÇÃO

A GERASUL não realiza a distribuição (varejo) da energia produzida. Esta atividade pertence a outros agentes da indústria de energia elétrica, especificamente as concessionárias distribuidoras.

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

MERCADOS

A GERASUL atua como produtora de energia elétrica, realizando suprimentos aos Estados que formam o sistema geo-elétrico do Sul, compreendendo os Estados do Rio Grande do Sul, Paraná, Santa Catarina e Mato Grosso do Sul. Atua ainda como complementadora do mercado de energia elétrica da Região Sudeste.

No que se refere ao Mercosul, a GERASUL possui contrato com a Argentina para a compra de 300 MW, a partir de março de 2000, proporcionando uma forte interligação elétrica do Brasil com o país vizinho, consolidando a presença da Companhia no setor elétrico do Mercosul.

A área de atuação nacional concentra uma população de aproximadamente 25 milhões de habitantes, responde por aproximadamente 19% do PIB brasileiro e possui 928.271 quilômetros quadrados.

Os atuais clientes são as distribuidoras de energia elétrica - Companhia Estadual de Energia Elétrica - CEEE, AES-SUL e RGE no Rio Grande do Sul, Centrais Elétricas de Santa Catarina S.A. - CELESC em Santa Catarina e Companhia Energética de Mato Grosso do Sul S.A. - ENERSUL no Mato Grosso do Sul, além de Furnas Centrais Elétricas S.A., empresa supridora das regiões Sudeste e Centro-Oeste.

A tabela abaixo apresenta a expectativa de crescimento do mercado de eletricidade para o Brasil e regiões geo-elétricas ao longo do período 1995/2005. Observa-se que a Região Sul apresenta um crescimento médio, no período 1995/2005, superior ao do país, 5,7% a.a. contra 5,2% a.a., resultando num aumento de sua participação de 16,22% em 1995, para 16,87% em 2005.

BRASIL E REGIÕES GEOELÉTRICAS

CONSUMO TOTAL - GWh

ANO	NORTE	NORDESTE	SUDESTE	SUL	BRASIL
1995	20.075	30.738	152.846	39.415	243.074
2000	27.229	43.462	192.462	52.326	315.479
2005	42.086	57.815	237.161	68.394	405.456

TAXAS DE CRESCIMENTO - % A.A.

ANO	NORTE	NORDESTE	SUDESTE	SUL	BRASIL
1995/00	6,3	7,2	4,7	5,8	5,4
2000/05	9,1	5,9	4,3	5,5	5,1
1995/05	7,7	6,5	4,5	5,7	5,2

01732-9 CENTRAIS GERADORAS DO SUL DO BRASIL S.A. 02.474.103/0001-19

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

PARTICIPAÇÃO DAS REGIÕES NO MERCADO %

ANO	NORTE	NORDESTE	SUDESTE	SUL	BRASIL
1995	8,26	12,65	62,87	16,22	100,00
2000	8,63	13,78	61,01	16,58	100,00
2005	10,38	14,26	58,49	16,87	100,00

11.03 - POSICIONAMENTO NO PROCESSO COMPETITIVO

A recente reforma do modelo do setor elétrico brasileiro está transformando este segmento econômico, de estatal e monopolista, para privado e competitivo.

No novo modelo, novos conceitos tais como: Mercado Atacadista de Energia (MAE), Mercado Spot, Empresas Comercializadoras de Energia e Consumidores Livres, definem o caráter competitivo do setor.

Para viabilizar a privatização foi proposta a desverticalização do Setor. Empresas com atividades conjuntas de geração, transmissão e distribuição deverão ser divididas em diversas empresas específicas de geração, transmissão, distribuição e comercialização.

Participam do MAE, empresas geradoras, comercializadoras, distribuidoras e consumidores livres. Através de contratos bilaterais as geradoras comercializam sua energia gerada com as comercializadoras, distribuidoras e consumidores livres.

Um Agente Operador Independente opera o sistema elétrico e contabiliza os contratos. Os critérios de otimização do sistema elétrico são aplicados, considerando que a geração de eletricidade no Brasil é principalmente hidráulica e excessos de energia, fora dos contratos, são produzidos e comercializados no Mercado Spot com tarifas que dependem do custo marginal de energia, bem como da operação otimizada do sistema.

A transmissão é feita através de um "grid" de transmissão. Contratos de uso e de conexão ao "grid" tem que ser firmados. Um consumidor livre (*) pode comprar energia de qualquer empresa geradora, se produtor independente, ou de qualquer comercializadora ou distribuidora do MAE. As distribuidoras podem, se desejarem, comprar energia dos diversos fornecedores do MAE, caracterizando-se, desta forma, um mercado fortemente competitivo.

A GERASUL, sendo uma empresa geradora, surge inicialmente neste novo modelo competitivo como um fornecedor de energia do MAE.

A participação do parque gerador atualmente integrante do patrimônio da GERASUL, no mercado de energia elétrica da sua região de atuação foi de 66,0% em 1996 e de 67,9% em 1997 e 1998, enquanto que em nível nacional, sua participação foi de 14,0% e 12,5%, respectivamente.

(*) De acordo com a Resolução 244, da ANEEL, de 13.08.98, classificam-se como consumidores livres: (1) consumidores cuja demanda contratada totalize, no mínimo, 10 MW (em tensão superior a 69 Kv); (2) consumidores ligados após 08 de julho de 1995, cuja demanda contratada totalize o mínimo de 3 MW (em qualquer tensão); e (3) consumidores ligados antes de 08 de julho de 1995, cuja demanda contratada totalize o mínimo de 3 MW (em tensão superior a 69 Kv). A contratação livre, nesse caso, ocorrerá somente a partir de 08 de julho de 2000.

01732-9 CENTRAIS GERADORAS DO SUL DO BRASIL S.A. 02.474.103/0001-19

12.01 - PRINCIPAIS PATENTES, MARCAS COMERCIAIS E FRANQUIAS

A Companhia protocolou em 10/02/98, sob o nº 820569313, o pedido de registro da marca "GERASUL" e da respectiva logomarca no Instituto Nacional de Propriedade Industrial - INPI.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

13.01 - PROPRIEDADES RELEVANTES

1 - ITEM	2 - TIPO DE PROPRIEDADE	3 - ENDEREÇO	4 - MUNICÍPIO	5 - UF	6 - ÁREA TOTAL (MIL M²)	7 - ÁREA CONSTRUÍDA (MIL M²)	8 - IDADE (ANOS)	9 - SEGURO	10 - HIPOTECA	11 - ALUGADA DE TERCEIROS	12 - DATA DO CONTRATO	13 - TÉRMINO LOCAÇÃO	14 - OBSERVAÇÃO
01	COMPLEXO TERMEL.JORGE LACERDA - 857 MW	AV. PAULO SANTOS MELLO, S/Nº - CENTRO	CAPIVARI DE BAIXO	SC	2.561,322	51,468	4	SIM	NÃO	NÃO			
02	USINA TERMELÉTRICA CHARQUEADAS - 72 MW	RUA GEÓLOGO WHITE, S/Nº - CENTRO	CHARQUEADAS	RS	124,334	7,308	15	SIM	NÃO	NÃO			
03	USINA TERMELÉTRICA ALEGRETE - 66 MW	RUA JOÃO GALANT, S/Nº - IBIRAPUITÃ	ALEGRETE	RS	204,274	8,624	19	SIM	NÃO	NÃO			
04	USINA HIDRELÉTRICA PASSO FUNDO - 226 MW	USINA HIDRELÉTRICA PASSO FUND	ENTRE RIOS DO SUL	RS	148.571,600	13,199	20	SIM	NÃO	NÃO			
05	USINA HIDRELÉTRICA SALTO OSÓRIO-1.078 MW	RODOVIA PR-473, KM 33	QUEDAS DO IGUAÇU	PR	44.427,286	13,251	20	SIM	NÃO	NÃO			
06	USINA HIDREL.SALTO SANTIAGO - 1.420 MW	RODOVIA BR 158, KM 42	SAUDADE DO IGUAÇU	PR	195.714,893	11,412	20	SIM	NÃO	NÃO			

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

13.01 - PROPRIEDADES RELEVANTES

1 - ITEM	2 - TIPO DE PROPRIEDADE					3 - ENDEREÇO				
4 - MUNICÍPIO		5 - UF	6 - ÁREA TOTAL (MIL M²)	7 - ÁREA CONSTRUÍDA (MIL M²)	8 - IDADE (ANOS)	9 - SEGURO	10 - HIPOTECA	11 - ALUGADA DE TERCEIROS	12 - DATA DO CONTRATO	13 - TÉRMINO LOCAÇÃO
14 - OBSERVAÇÃO										
07	OBRA USINA HIDREL. DE ITÁ - 1.450 MW					AV. TANCREDO NEVES, 98 - CENTRO				
ITÁ		SC	152.096,245	12,422	1	SIM	NÃO	NÃO		
08	OBRA USINA TERMEL. JACUÍ I - 350 MW					RODOVIA RS-401, KM 27 - GRANJA CAROLA				
CHARQUEADAS		RS	2.197,165	15,765	1	SIM	NÃO	NÃO		
09	OBRA USINA HIDREL.DE MACHADINHO-1.140 MW					RUA PARANÁ, 148 - BAIRRO BALNEÁRIO				
PIRATUBA		SC	14.956,127	0,000	1	SIM	NÃO	NÃO		
10	EDIFÍCIO SEDE					RUA DEPUTADO ANTÔNIO EDU VIERA, 999				
FLORIANÓPOLIS		SC	114,520	28,184	21	SIM	NÃO	SIM	20/06/1978	31/12/1999

01732-9 CENTRAIS GERADORAS DO SUL DO BRASIL S.A. 02.474.103/0001-19

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

GERAL

Até 23.12.97 o parque gerador da Companhia integrava o patrimônio da Centrais Elétricas do Sul do Brasil S.A. - ELETROSUL, tendo sido vertido à GERASUL através das operações de cisão e de incorporação ocorridas em 23.12.97 e 29.04.98, respectivamente, conforme mencionado no Grupo 09 - Quadro 01.

As tarifas praticadas pela ELETROSUL, até a data da cisão, contemplavam o preço da energia gerada e de sua transmissão não distinguindo o valor correspondente a cada um desses dois segmentos de negócio.

A GERASUL, desta forma, não tem condições de produzir informações sobre a formação de resultados de exercícios pretéritos concernentes ao segmento geração de energia pertencente anteriormente à ELETROSUL.

GRUPO 01 - QUADRO 08 - PUBLICAÇÃO DE DOCUMENTOS

A GERASUL, antes da incorporação pela ELETROGER, publicou Demonstrações Financeiras relativas a 1997.

GRUPO 07 - QUADRO 01 - REMUNERAÇÃO E PARTICIPAÇÃO DOS ADMINISTRADORES NO LUCRO

Os administradores foram designados em 15.03.99, em decorrência da reestruturação da Diretoria Executiva.

GRUPO 10 - QUADRO 03 - CLIENTES PRINCIPAIS POR PRODUTOS E/OU SERVIÇOS

Considerando que os contratos de suprimento de energia elétrica estavam em nome da ELETROSUL, a energia gerada pela Companhia até 31.08.98 foi transferida àquela empresa, que se responsabilizou pela cobrança dos valores correspondentes.
Em 1° de setembro de 1998, com a definição da tarifa de geração, a Companhia assinou os Contratos Iniciais de Compra e Venda de Energia Elétrica, com as empresas concessionárias.
Em 04/01/1999, a Gerasul assinou o Contrato Inicial com a Centrais Elétricas de Santa Catarina S/A - CELESC.

GRUPO 13 - QUADRO 01 - PROPRIEDADES

Nas áreas construídas informadas estão incluídas , também, as vilas residenciais.
A seguir informamos as áreas construídas em m^3:

	Área Construída (M^3)
Usina Hidrelétrica Passo Fundo	
. Concreto	330,580
. Enrocamento e solo	454,430
. Escavação - Terra/Rocha	802,640

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

Usina Hidrelétrica Salto Osório	
. Concreto	553,430
. Enrocamento e solo	4.173,000
. Escavação - Terra/Rocha	7.535,100
Usina Hidrelétrica Salto Santiago	
. Concreto	518,000
. Enrocamento e solo	9.861.000
. Escavação - Terra/Rocha	16.920,000
Obra da Usina Hidrelétrica ITÁ	
. Concreto	143,153
. Enrocamento e solo	5.865,565
. Escavação - Terra/Rocha	19.171,421

14.05 - PROJETOS DE INVESTIMENTO

Encontram-se em desenvolvimento dois projetos relevantes, não somente pela alta capacidade de ampliação do parque de produção de energia elétrica da Companhia, mas também pelo atendimento à demanda do mercado de energia elétrica nacional.

USINA HIDRELÉTRICA DE MACHADINHO

A Usina de Machadinho, empreendimento que terá 1.140 MW instalados e deverá ser concluído até setembro de 2003 (data sujeita a antecipação para agosto de 2002), está sendo realizado em parceria com a iniciativa privada. A usina está sendo implantada no Rio Pelotas, a jusante da foz do rio Inhandava, na divisa entre os municípios de Piratuba, no Estado de Santa Catarina, e Maximiliano de Almeida, no Estado do Rio Grande do Sul.

Empresa	Participação no empreendimento (%)
Alcoa Alumínio S.A.	19,72
GERASUL	16,94
CELESC	12,16
Companhia Brasileira de Alumínio	9,04
S.A. Industria Votorantim	7,88
Cia. de Cimento Portland Rio Branco	7,88
Vale Sul Alumínio S.A.	7,28
CEEE	4,86
Camargo Corrêa Industrial	4,63
COPEL	4,32
Inepar S.A. Indústria e Construções	2,89
Departamento Municipal de Eletricidade - DME	2,40

Em 15 de janeiro de 1997 foi assinado entre ELETROSUL e o GEAM, o Contrato de Constituição de Consórcio e em 15 de julho de 1997 foi assinado com o DNAEE o Contrato de Concessão n.° 009/97, que compartilha a concessão entre as empresas integrantes do Consócio Machadinho.

Participação da GERASUL no empreendimento

De acordo com os contratos anteriormente mencionados, alguns dos direitos e comprometimentos da GERASUL no empreendimento serão:

Direitos

- ter prioridade na aquisição do excedente de energia assegurada ofertada pelas demais consorciadas;

- comercializar, a seu livre critério, a sua participação nas disponibilidades de energia e potência definidas pelo GCPS e GCOI, e a energia e potência produzidas na usina, inclusive a secundária;

14.05 - PROJETOS DE INVESTIMENTO

- A participação da GERASUL no projeto garantirá à Companhia um ganho de cerca de 80 MW em energia garantida.

Obrigações nas diversas etapas do projeto

ETAPA			RESPONSABILIDADE DA GERASUL	STATUS
I	-	Adequação do projeto Básico obtenção da Licença de Instalação	Execução e custos integrais	concluído
II	-	Implantação do empreendimento	Execução e custos das atividades de gerenciamento técnico	em execução
III	-	Operação e Manutenção	Custos, proporcionalmente a sua participação	não iniciado

- A GERASUL é responsável, não incluindo os custos diretos de implantação, pelas atividades relativas ao reservatório e suas imediações, incluindo relacionamento com a população atingida, sendo responsável ainda, por aspectos como: medidas para proteção da flora, fauna, limpeza da área de inundação, e medidas de controle e recuperação de áreas desagregadas, remanejamento da população, relocação e readequação da Infra-estrutura e medidas de salvamento do patrimônio histórico, cultural, paisagístico e arqueológico.

Cronograma do Empreendimento

Até dezembro de 1997, foram realizadas as atividades necessárias aos estudos ambientais e de engenharia, tais como: levantamentos geológicos, topográficos etc.
Para implantação da Usina, o GEAM contratou a UNEMAC, cujas obras tiveram início em março/98 e estão dentro do cronograma, com um progresso físico de cerca de 14%, constituídos basicamente de escavações, execução parcial da ensecadeira e lançamento da barragem.
Ao final de Fevereiro de 1998, o empreendimento apresentava o seguinte avanço:

1. - PROJETOS SÓCIO-AMBIENTAIS	**21,38%**
- Famílias a reassentar	21,31%
- Propriedades a liberar	26,87%
- Demais programas ambientais	13,345

14.05 - PROJETOS DE INVESTIMENTO

2. - OBRAS CIVIS	**25,40%**
- Desmatamento (m^2)	21,31%
- Escavação comum (m^3)	26,87%
- Escavação em rocha (m^3)	22,79%
- Concreto (m^3)	3,29%
- Aterros (m^3)	7,32%

Investimentos

As obras da Usina consumirão investimentos de cerca de US$ 650 milhões.

Aspectos sociais

Para execução da obra foi elaborado pela GERASUL um plano estratégico de comunicação e relacionamento com as comunidades, definindo linhas básicas de atuação, com ênfase na inserção da região como fator de fomento ao desenvolvimento, assim como de reaproximação e relacionamento com as lideranças regionais e com a população afetada pelo reservatório, que inundará 495 propriedades no Estado de Santa Catarina e 645 no Estado do Rio Grande do Sul.

USINA HIDRELÉTRICA DE ITÁ

A GERASUL está construindo, também em parceria com a iniciativa privada, a Usina Hidrelétrica ITÁ, empreendimento que se localiza no rio Uruguai, fronteira dos Estados de Santa Catarina e Rio Grande do Sul.

A associação entre a ELETROSUL e as Empresas Associadas na ITÁ energética - ITASA - consórcio constituído pela Companhia Siderúrgica Nacional - CSN, Poliolefinas - PSA, OPP Petroquímica S.A, e pela Companhia de Cimento Itambé ("O consórcio ") resultou nas seguintes participações no empreendimentos :

Empresa	Participação no Empreendimento (%)
GERASUL	38,92
Companhia Siderúrgica Nacional - CSN	29,77
OPP - Polietilenos S.A. - PSA	17,86
OPP - Petroquímica S.A.	11,91
Companhia de Cimento Itambé - ITAMBÉ	1,53

Obrigações da GERASUL no empreendimento:

Entre os compromissos assumidos com base no edital de licitação da UHE - ITÁ destacam-se :

14.05 - PROJETOS DE INVESTIMENTO

- realizar investimentos complementares na área do reservatório. A participação da Companhia no consórcio envolve várias atividades relativas as áreas do reservatório e de infra-estrutura para as obras civis, incluindo acampamento, escavações em solo e terraplanagem dos canteiros industrias;

- realizar investimentos relativos à integração da UHE- ITÁ à malha do SINTREL;

- realizar investimentos pertinentes à ampliação da subestação e a sua interligação com a UHE;

- assegurar a energia e a demanda garantida dos demais consorciados, e absorver eventuais variações relativas aos valores anuais definidos pelos GCPS/GCOI na geração da UHE;

- propiciar aos demais consorciados participação proporcional nos acréscimos de energia garantida decorrentes de outros aproveitamentos na bacia do Rio Uruguai;

- propiciar a utilização pela UHE- ITÁ da infra-estrutura de telecomunicações da ELETROSUL;

- assegurar a operação e manutenção da UHE - ITÁ.

Adicionalmente à sua participação na associação e na produção da Usina, a estrutura comercial do empreendimento assegura à Companhia o direito de recompra de 9% da energia gerada a um custo pré-fixado de cerca de US$ 15/Mwh, o que representa um custo bastante interessante.
Sua participação acionária na associação é de 38,92%, o que eqüivale a cerca de 260 MW de energia firme. Este montante de energia considera a geração total de 668 MW médios, equivalentes a 5.852 GWh/ano, não considerando os benefícios de outros aproveitamentos previstos no rio Uruguai.

A participação da ITASA está relacionada com a implantação da Usina e do respectivo financiamento. No total, a GERASUL terá o direito de comercializar 47,92% da energia garantida da Usina, equivalente a 320 MW.

Cronograma do empreendimento

O cronograma das obras, definido pelo Consórcio, considera as seguintes datas marco:

Início das Obras	01/03/96
Início da concretagem da Casa de Força	15/05/97
Início da montagem da Casa de Força	01/07/97
Início do desvio do rio	01/09/97
Início do enchimento do reservatório	31/12/99
Geração da Unidade 1	30/06/2000
Geração da Unidade 2	30/09/2000
Geração da Unidade 3	30/01/2001
Geração da Unidade 4	30/05/2001
Geração da Unidade 5	30/09/2001

14.05 - PROJETOS DE INVESTIMENTO

Este cronograma está sendo seguido rigorosamente, com produções bastante elevadas, mas dentro dos requisitos de qualidade predefinidos. O desvio do rio foi realizado em setembro de 1997, marcando o fim da primeira fase do empreendimento. Os trabalhos relacionados à implantação do reservatório, a cargo da GERASUL, também estão se desenvolvendo dentro do cronograma estabelecido coerentemente com a meta de início da geração comercial da primeira unidade.

As obras civis da Usina estão sendo executadas pela empreiteira CBPO - Companhia Brasileira de Projetos e Obras S.A, em regime de "Turn Key". Este esquema determina uma fiscalização diferente do tradicionalmente utilizado nas Obras do Setor Elétrico. A supervisão das obras está sendo exercida pela gerencia técnica do controle de qualidade da GERASUL e por consultores internacionais contratados pela empreiteira e pela ENGEVIX, visando garantir os resultados dentro da conformidade técnica.

Segundo os relatórios de andamento, os seguintes percentuais de serviço tinham sido realizados até o mês de fevereiro de 1999.

OBRA :
Foram executados 82% das obras civis da casa de força, que junto com as outras estruturas perfaz um acumulado de 86% para as obras civis e 33% para a montagem eletromecânica, no total da obra, o avanço físico atingiu 70,5% em FEV/99.

Como principais eventos podemos destacar:

CIVIL:
Término da concretagem das abóbodas dos Túneis 01 e 02.

MONTAGEM:
Início da montagem da carcaça do Estator da Unidade 01.

Investimentos

Os investimentos previstos na usina são da ordem de US$ 950 milhões, até a conclusão, prevista para o ano de 2001.

O financiamento do projeto está sendo conduzido pelo BNDES - Banco Nacional de Desenvolvimento Econômico e Social e pelo BID - Banco Interamericano de Desenvolvimento e será a primeira grande operação de *project finance* do País. No início de dezembro/97, foi aprovado pelo BID um empréstimo de US$ 375 milhões para a usina, dos quais US$ 75 milhões serão desembolsados diretamente pela instituição. Para os recursos restantes, o BID e um grupo de bancos internacionais, liderados pelo Citibank e ABN AMRO Bank, farão a estruturação de um empréstimo sindicalizado junto ao mercado internacional.

Outros 35% do projeto serão financiados pelo BNDES, através de linhas de crédito diretas, e da Finame. O BNDES também forneceu dois empréstimos ponte, sendo o último, em setembro de 1997, no valor de US$ 80 milhões. O serviço desta divida é da responsabilidade exclusiva dos associados da ITASA.

14.05 - PROJETOS DE INVESTIMENTO

O restante dos investimentos necessários à conclusão de ITÁ será aportado sob a forma de recursos próprios de investidores privados .

Aspectos Sociais

No que diz respeito às questões sociais, a condução do projeto tem merecido elogios de órgãos internacionais. A cidade que existia na época do início das obras da usina foi inundada, mas uma nova cidade - Nova ITÁ - foi construída e já conta com infra-estrutura integralmente concluída. Este projeto foi definido em conjunto com a comunidade e órgãos do Município e do Estado.

01732-9 CENTRAIS GERADORAS DO SUL DO BRASIL S.A. 02.474.103/0001-19

15.01 - PROBLEMAS AMBIENTAIS

As atividades de geração de energia elétrica de origens hidráulica e térmica, pela sua natureza, são enquadradas na Legislação Ambiental como atividades potencialmente poluidoras.

Todas as usinas da GERASUL, em operação e em construção, estão regulares em relação ao Licenciamento Ambiental perante aos órgãos competentes de Meio Ambiente.

A degradação ambiental e a poluição podem advir de falhas ou acidentes nos sistemas de controle das Usinas, tendo como conseqüência a aplicação de penalidades pelos órgãos de Meio Ambiente.

Outro ponto que pode gerar desrespeito ou infração à Legislação é o não atendimento das condições de validade das Licenças Ambientais, que são renovadas periodicamente.

Nos últimos 10 anos, na atividade de geração de energia elétrica, a Companhia nunca sofreu qualquer tipo de paralisação ou redução de produção por exigência dos órgãos ambientais.

Nesse período, sofremos autuação administrativa, sem caracterizar multa, na Usina Hidrelétrica de Passo Fundo pelo atraso na entrega de relatório sobre o andamento do Projeto de Recuperação Ambiental da Bacia do rio Passo Fundo.

No Complexo Jorge Lacerda, recebemos uma pena de multa por problemas com uma empresa subcontratada para o transporte de cinzas.

17.01 - OPERAÇÕES COM EMPRESAS RELACIONADAS

SECRETARIA DO TESOURO NACIONAL - STN

RENEGOCIAÇÃO DE DIVIDAS

CLUBE DE PARIS

A) SALDO = R$ 82.147 mil
B) TAXA MÉDIA = 7,50% a.a.
C) INDEXADOR = DM
D) VENCIMENTO = 31/12/2006

A) SALDO = R$ 69.755 mil
B) TAXA MÉDIA = 7,50% a.a.
C) INDEXADOR = L
D) VENCIMENTO = 31/12/2006

BONUS BEA, BIB'S/DMLP

A) SALDO = R$ 247.640 mil
B) TAXA MÉDIA = 6,00% a.a.
C) INDEXADOR = US$
D) VENCIMENTO = 15/04/2024

18.01 - ESTATUTO SOCIAL

18.01 - ESTATUTO SOCIAL

CAPÍTULO I
Da Denominação, Organização, Sede, Duração e Objeto

Art. 1.° - A Centrais Geradoras do Sul do Brasil S.A., que usará a sigla GERASUL, é uma sociedade por ações.

Art. 2.° - A Companhia tem sede e escritório na cidade de Florianópolis, Santa Catarina, à rua Deputado Antônio Edu Vieira, 999, Bairro Pantanal, podendo criar sucursais, filiais, agências e escritórios no País e no exterior.

Art. 3.° - A Companhia tem prazo de duração indeterminável.

Art. 4.° - A Compnanhia tem por objeto social:

I - realizar estudos, projetos, construção e operação de usinas produtoras de energia elétrica, bem como a celebração de atos de comércio decorrentes dessas atividades;

II - participar de pesquisas de interesse do setor energético, ligadas à geração e distribuição de energia elétrica, bem como de estudos de aproveitamento de reservatório para fins múltiplos;

III - contribuir para a formação de pessoal técnico necessário ao setor de energia elétrica, bem como para a preparação de operários qualificados, através de cursos especializados;

IV - participar de entidades destinadas à coordenação operacional de sistemas elétricos interligados;

V - participar de associações ou organizações de caráter técnico, científico e empresarial de âmbito regional, nacional ou internacional, de interesse para o setor de energia elétrica;

VI - colaborar para a preservação do meio ambiente no exercício de suas atividades;

VII - colaborar com os programas relacionados com a promoção e incentivo à indústria nacional de materiais e equipamentos destinados ao setor de energia elétrica, bem como para sua normalização técnica, padronização e controle de qualidade; e

VIII - participar, como sócio, quotista ou acionista, de outras sociedades no setor de energia.

CAPÍTULO II
Do Capital e das Ações

Art. 5.° - O Capital Social subscrito da Companhia é de R$ 2.085.977.553,77 (dois bilhões, oitenta e cinco milhões, novecentos e setenta e sete mil, quinhentos e cinqüenta e três reais e setenta e sete centavos) dividido em 454.100.458.846 (quatrocentos e cinqüenta e quatro bilhões, cem milhões, quatrocentos e cinqüenta e oito mil, oitocentos e quarenta e seis) ações ordinárias nominativas, 73.460.000 (setenta e três milhões, quatrocentos e sessenta mil) ações preferenciais nominativas da classe A e

18.01 - ESTATUTO SOCIAL

84.917.297.330 (oitenta e quatro bilhões, novecentos e dezessete milhões, duzentos e noventa e sete mil, trezentos e trinta) ações preferenciais nominativas da classe B, todas sem valor nominal.

§ 1.° - A Companhia poderá emitir ações preferenciais até o limite de 2/3 (dois terços) do Capital Social, sem guardar proporção com as demais existentes, as quais concorrerão em igualdade de condições com as ações ordinárias.

§ 2.° - As ações ordinárias nominativas, com direito a voto, e ações preferenciais nominativas, sem direito a voto, poderão ser mantidas em contas de depósito em nome dos respectivos titulares, sob o regime escritural, sem emissão de certificados, em instituição financeira designada pelo Conselho de Administração.

§ 3.° - Sempre que houver transferência de propriedade de ações, a instituição financeira depositária poderá cobrar, do acionista alienante, o custo concernente ao serviço de tal transferência, observados os limites máximos fixados pela Comissão de Valores Mobiliários.

§ 4.° - As ações preferenciais nominativas não podem ser convertidas em ações ordinárias e terão prioridade no reembolso do capital e na distribuição de dividendos.

§ 5.° - As ações preferenciais nominativas da classe A terão prioridade na distribuição de dividendos não inferiores a 2% (dois por cento), à taxa legal de remuneração do investimento das empresas de energia elétrica, dividendos esses calculados sobre o capital próprio a essa espécie e classe de ações, a serem entre elas rateados igualmente.

§ 6.° - As ações preferenciais nominativas da classe B terão prioridade na distribuição de dividendos de 6% (seis por cento) ao ano, sobre o capital próprio a essa espécie e classe de ações, dividendos esses a serem entre elas rateados igualmente.

§ 7.° - As ações preferenciais nominativas participarão, em igualdade de condições, com as ações ordinárias nominativas na distribuição dos dividendos, depois de a estas ser assegurado o menor dos dividendos mínimos previstos nos §§ anteriores.

Art. 6.° - A Companhia poderá emitir debêntures simples ou conversíveis em ações.

Parágrafo único - A integralização de debêntures conversíveis em ações obedecerá às normas estabelecidas pela Assembléia Geral, a qual poderá delegar ao Conselho de Administração a fixação ou a atualização das condições dos títulos.

Art. 7.° - Os aumentos de capital da Companhia serão realizados mediante subscrição pública ou particular de ações, por conversão de debêntures ou incorporação de reservas, capitalizando-se os recursos através das modalidades admitidas em lei, e a integralização das ações obedecerá às normas e condições estabelecidas pelo seu Conselho de Administração.

Parágrafo único - O acionista que não fizer o pagamento de acordo com as normas e condições a que se refere o presente artigo, ficará de pleno direito constituído em mora, aplicando-se

atualização monetária, juros de 12% (doze por cento) ao ano e a multa de 10% (dez por cento) sobre o valor da prestação vencida.

Art. 8.° - A Companhia está autorizada a, por deliberação do Conselho de Administração, independentemente de reforma estatutária, aumentar o seu capital social até o limite de R$ 4.500.000.000,00 (quatro bilhões e quinhentos milhões de reais).

§ 1.° - Além das outras condições referentes à emissão de novas ações, caberá ao Conselho de Administração determinar o preço de emissão e o prazo de integralização das ações subscritas.

§ 2.° - Os aumentos de capital poderão ser feitos sem necessidade de se guardar proporção entre as ações preferenciais e ordinárias, observado o disposto no § 1.° do art. 5.°.

§ 3.° - O Conselho de Administração poderá aprovar a emissão de novas ações sem direito de preferência para os antigos acionistas se a colocação for feita mediante venda em bolsa de valores, subscrição pública ou permuta por ações em oferta pública de aquisição do controle.

Art. 9.° - A Companhia poderá emitir títulos unitários ou múltiplos de ações. Os grupamentos ou desdobramentos serão feitos a pedido do acionista correndo por sua conta as despesas com a substituição dos títulos.

Parágrafo único - Os serviços de conversão, transferência e desdobramento de ações poderão ser transitoriamente suspensos, observadas as normas e limitações estabelecidas na legislação em vigor.

CAPÍTULO III
Das Assembléias Gerais

Art. 10.° - A Assembléia Geral Ordinária realizar-se-á dentro dos 4 (quatro) primeiros meses seguintes ao término do exercício social, em dia e hora previamente fixados, para:

I - tomar as contas dos administradores, examinar, discutir e votar as Demonstrações Financeiras;

II - deliberar sobre a destinação do Lucro Líquido do exercício e a distribuição de dividendos; e

III - eleger os membros do Conselho Fiscal e, quando for o caso, os membros do Conselho de Administração.

Art. 11° - A Assembléia reunir-se-á extraordinariamente sempre que necessário, observadas em sua convocação, instalação e deliberações as prescrições legais e estatutárias pertinentes.

Art. 12°. - A mesa que dirigirá os trabalhos da Assembléia Geral será constituída pelo Presidente do Conselho de Administração ou, na sua ausência ou impedimento, por quem a Assembléia escolher, e por um secretário, escolhido dentre os presentes.

01732-9 CENTRAIS GERADORAS DO SUL DO BRASIL S.A. 02.474.103/0001-19

18.01 - ESTATUTO SOCIAL

Art. 13°. - O Edital de Convocação poderá condicionar a presença do acionista na Assembléia Geral ao cumprimento dos requisitos previstos em lei, devendo, para tanto, apresentar documento que comprove sua qualidade de acionista, podendo o depósito de tais documentos a ser exigido com 72 (setenta e duas) horas de antecedência do dia marcado para a realização da Assembléia.

CAPÍTULO IV
Da Administração

Art. 14.° - A Companhia será administrada por um Conselho de Administração e uma Diretoria Executiva.

Art. 15.° - A Assembléia Geral fixará a remuneração dos administradores. Se a remuneração for estabelecida de forma global, o Conselho de Administração deverá deliberar sobre seu rateio entre os seus membros e os Diretores.

CAPÍTULO V
Do Conselho de Administração

Art. 16°. - O Conselho de Administração será composto de até 7 (sete) membros, sendo um o Presidente do Conselho, escolhido pelos acionistas, com mandato de 3 (três) anos, permitida a reeleição.

§ 1.° - Um dos membros do Conselho de Administração será proposto pelos empregados da Companhia e eleito nos termos de acordo de acionistas entre estes e o acionista controlador.

§ 2.° - Em ocorrendo a vacância no Conselho de Administração, os acionistas deverão ser convocados, na forma da lei, para, em Assembléia Geral, elegerem o substituto.

Art. 17°. - O Conselho de Administração reunir-se-á de ordinário bimestralmente e, extraordinariamente, sempre que o interesse da Companhia exigir, mediante convocação na forma deste Estatuto.

Art. 18°. - As reuniões do Conselho de Administração serão convocadas pelo seu Presidente ou por membros que representem, no mínimo, 1/3 (um terço) dos seus membros, ficando dispensada a convocação na hipótese de comparecerem todos os membros. O Conselho de Administração deliberará por maioria dos votos, cabendo ao seu Presidente, em caso de empate, o voto de qualidade.

Art. 19°. - O Conselho de Administração terá as seguintes atribuições:

I - fixar a orientação geral dos negócios da Companhia;

II - eleger e destituir os Diretores e fixar-lhes as atribuições, observado o disposto neste Estatuto;

III - fiscalizar a gestão dos Diretores;

IV - estabelecer limites e alçadas para a representação da Companhia por procuradores;

18.01 - ESTATUTO SOCIAL

V - convocar a Assembléia Geral;

VI - manifestar-se sobre o relatório da Administração e as contas da Diretoria;

VII - aprovar o valor globaldo orçamento anual da Companhia;

VIII - aprovar a celebração de contratos e a assunção de obrigações de valor superior a R$ 5.000.000,00 (cinco milhões de reais);

XIX - propor à Assembléia Geral a emissão de debêntures;

X - deliberar sobre as condições de negociação de debêntures, por delegação da Assmbléia Geral, até o limite por ela autorizado;

XI - aprovar a concessão de garantia ou aval a terceiros;

XII - aprovar a alienação ou oneração de bens do ativo permanente da Companhia de valor superior a R$ 5.000.000,00 (cinco milhões de reais);

XIII - deliberar sobre a aquisição e a alienação de ações de emissão da Companhia, fixando-lhes preço e condições;

XIV - deliberar sobre a emissão de novas ações, o preço de emissão e as demais condições de tais emissões, observando o que dispuser este Estatuto;

XV - deliberar, nos casos previstos neste Estatuto, sobre a elaboração de demonstrações financeiras semestrais ou em períodos menores e a distribuição de dividendos intermediários ou à conta de lucros acumulados ou de reserva de lucros;

XVI - deliberar sobre a emissão de notas promissórias comerciais (*commercial papers*), bem como a emissão de bônus de subscrição;

XVII - escolher e destituir os auditores independentes;

XVIII - aprovar o Regulamento Internoda Companhia; e

XIX - deliberar sobre os casos omissos no Estatuto.

Art. 20°. - Os membros do Conselho de Administração serão substituídos em suas ausências ou impedimentos pelos respectivos suplentes, mas o suplente do Presidente só exercerá as atribuições da presidência se escolhido conforme o parágrafo único.

Parágrafo único - Nas suas ausências ou impedimentos, o Presidente será substituído pelo Conselheiro que o Conselho de Administração designar.

18.01 - ESTATUTO SOCIAL

CAPÍTULO VI
Da Diretoria Executiva

Art. 21°. - A Diretoria Executiva da Companhia será composta de até 5 (cinco) membros, sendo um o Diretor Presidente, eleitos pelo Conselho de Administração, com mandato de 3 (três) anos, sendo permitida a reeleição.

Art. 22° - A Diretoria reunir-se-á, de ordinário, pelo menos uma vez por mês e, extraordinariamente, sempre que o interesse da Companhia o exigir, mediante convocação na forma deste Estatuto.

Art. 23°. - As reuniões da Diretoria Executiva serão convocadas pelo Diretor Presidente ou por 2 (dois) Diretores, ficando dispensada a convocação na hipótese de comparecerem todos os seus membros. A Diretoria Executiva deliberará por maioria de votos, cabendo ao Diretor Presidente, em caso de empate, o voto de qualidade.

Art. 24°, - Compete à Diretoria Executiva a direção geral e a representação da Companhia, observado este Estatuto e as diretrizes e atribuições fixadas pelo Conselho de Administração.

Parágrafo único - No exercício de suas atribuições, cabe à Diretoria Executiva:

I - elaborar as demonstrações financeiras e o relatório da administração, quando for o caso;

II - elaborar o regulamento interno da Companhia e submetê-lo à aprovação do Conselho de Administração;

III - elaborar o orçamento anual da Companhia; e

IV - aprovar qualquer revisão do orçamento anual aprovado, observado o valor global aprovado pelo Conselho de Administração.

Art. 25°. - No caso de impedido temporário, licença ou férias de qualquer Diretor, a Diretoria indicará um Diretor para acumular suas funções.

Art. 26°. - No caso de vacância, a Diretoria designará um Diretor para acumular as funções do cargo vago, até a realização da primeira reunião do Conselho de Administração, quando será preenchido o cargo, pelo prazo que restava ao Diretor substituído.

Art. 27°. - A Companhia ficará obrigada pela assinatura conjunta de dois diretores, observado, no entanto, o disposto nos §§ seguintes.

§ 1.° - Somente o Diretor Presidente poderá receber citação em nome da Companhia.

§ 2.° - Os Diretores poderão nomear procuradores para representarem a Companhia em conjunto com um diretor ou outro procurador com bastante poderes, salvo no caso de procuradores para

representação junto a órgãos e repartições públicas, sem implicar em responsabilidade financeira para a Companhia, e em processos administrativos e judiciais, que poderão agir isoladamente.

§ 3.° - As procurações da Companhia deverão ser outorgadas por 2 (dois) Diretores, deverão especificar os poderes outorgados e, ressalvadas as procurações para representação da Companhia em processos administrativos e judiciais, terão prazo de duração de até 1 (hum) ano.

CAPÍTULO VII
Das Atribuições dos Diretores

Art. 28°. - Compete ao Diretor Presidente:

I - superintender os negócios da Companhia e formular as suas políticas e estratégias;

II - manter sistema de auditoria interna;

III - promover ações de comunicação empresarial; e

IV - presidir as reuniões da Diretoria Executiva.

Art. 29°. - Compete ao Diretor Administrativo e Financeiro:

I - promover a administração financeira da Companhia;

II - preparar e acompanhar o orçamento anual da Companhia;

III - formular procedimentos administrativos gerais e políticas de documentação, serviços gerais, apoio administrativo, transporte e seguros; e

IV - coordenar as relações com os mercados de capitais e financeiro, acumulando as funções de Diretor de Relações com o Mercado e prestando informações à Comissão de Valores Mobiliários - CVM, Bolsa de Valores, acionistas e investidores, conforme exigido pela legislação aplicável.

Art. 30°. - Compete ao Diretor de Produção e Comercialização de Energia:

I - promover a operação e manutenção dos ativos de geração da Companhia;

II - formular as políticas de atendimento à demanda do mercado; e

III -conduzir as políticas e estratégias da Companhia para a comercialização de energia.

Art. 31°. - Compete ao Diretor de Desenvolvimento de Negócios:

I - propor e avaliar a participação da Companhia em projetos e/ou sociedades no setor de energia ; e

II - formular as políticas e estratégias para a expansão da capacidade de produção.

CAPÍTULO VIII
Do Conselho Fiscal

Art.. 33°. - O Conselho Fiscal não terá funcionamento permanente, instalando-se somente a pedido dos acionistas, na forma de lei, sendo constituído de até 5 (cinco) membros efetivos e igual número de suplentes, com mandato de 1 (um) ano. À Assembléia Geral que vier a eleger o Conselho Fiscal, caberá fixar a respectiva remuneração, observado o mínimo legal.

CAPÍTULO IX
Do Exercício Social e Demonstrações Financeiras

Art. 34°. - O exercício social encerrar-se-á a 31 de dezembro de cada ano e obedecerá, quanto às Demonstrações Financeiras, as disposições legais aplicáveis.

§ 1.° - Em cada exercício será obrigatória a distribuição de um dividendo não inferior a 25% (vinte e cinco por cento) do lucro líquido, ajustado nos termos de lei, observadas as disposições previstas no art. 5°, no que se refere aos dividendos das ações preferenciais, devendo a destinação do resultado integral do exercício ser submetida à deliberação da Assembléia Geral.

§ 2.° - A Companhia poderá levantar demonstrações financeiras a 30 de junho de cada ano podendo o Conselho de Administração declarar dividendos com base nas mesmas.

§ 3.° - A Companhia poderá elaborar demonstrações financeiras e distribuir dividendos em períodos menores, desde que o total dos dividendos pagos em cada semestre do exercício social não exceda o montante das reservas de capital de que trata o § 1.° do artigo 182 da Lei 6.404, de 15 de dezembro de 1976.

§ 4.° - O Conselho de Administração poderá declarar dividendos intermediários, à conta de lucros acumulados ou de reservas de lucros existentes no último balanço anual ou semestral.

§ 5.° - A Companhia, mediante deliberação da Assembléia Geral, poderá pagar aos acionistas juros remuneratórios sobre o capital próprio, observando, par tanto, as normas vigentes na época da deliberação.

Art. 35°. - Prescreve em 3 (três) anos a ação para pleitear dividendos, os quais, não reclamados oportunamente, reverterão em benefícios da Companhia.

CAPÍTULO X
Das Disposições Gerais

18.01 - ESTATUTO SOCIAL

Art. 36° - A participação nos lucros ou resultados, desvinculada da remuneração, poderá ser paga aos empregados, após a manifestação da Assembléia Geral Ordinária, em consonância com a legislação pertinente.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

ÍNDICE

ANNUAL 1999 RESULTS (IAN)

December 31, 1999

Contains:

- Balance sheet
- Share breakdown
- Dividend distribution
- Company structure
- Income Statement
- Subsidiary breakdown
- Notes (e.g. Consumers, financing, criteria for assessing assets, investments)

EVENTS RELATING TO SHARE CAPITAL DISTRIBUTION

Event	Date of Event	Attendance (private and corporate)	Institutional Investors	Shareholders' Agreement	Pref. Shares with Voting Rights
Shareholders' Extraordinary General Assembly	3/15/1999	12,013	3	No	No

SHARE POSITION OF SHAREHOLDERS WITH MORE THAN 6% OF SHARES WITH VOTING RIGHTS

Item	Name	CPF/CGC	Nationality	State	Common Shares (thousand)	%	Preferred Shares (thousand)	%	Total Shares (thousand)	%	Completion of Share Capital	Part in Shareholders' Agreement	Controller
1	Tractebel Sul S.A.	01.370.013-0001/15	Brazilian	RJ	350,895,265	77.27	29,339,168	34.52	380,234,433	68.63	12/31/99		Yes
2	Union	00.394.460-0001/41	Brazilian	DF	25,501,175	5.62	1,697,725	2	27,198,900	5.05	12/31/99		No
97	Shares in Treasury				0	0	0	0	0	0			
98	Other				77,704,019	17.11	53,953,864	63.48	131,657,883	24.42			
99	TOTAL				454,100,459	100	84,990,757	100	539,091,216	100			

DISTRIBUTION OF CONTROLLERS' SHARE CAPITAL UP TO PRIVATE LEVEL

Item	Controller/Investor	Completion of Share Capital
1	Tractebel Sul Ltda.	12/31/99

Item	*Name*	*CPF/CGC*	*Nationality*	*State*	*Common Shares*	*%*	*Preferred Shares*	*%*	*Total Shares*	*%*	*Completion of Share Capital*
0101	Tractebel S.A.		Belgian		308,222,846	99.99	0	0	308,222,846	99.99	12/31/1999
0102	Tractebel Brasil S.A.	01.528.374-0001/47	Brazilian	SP	1	0.01	0	0	1	0.01	12/31/1999
0199	TOTAL				308,222,847	100	0	0	308,222,847	100	

Item	Controller/Investor	Completion of Share Capital
0101	Tractebel S.A.	12/31/99

Item	*Name*	*CPF/CGC*	*Nationality*	*State*	*Common Shares*	*%*	*Preferred Shares*	*%*	*Total Shares*	*%*	*Completion of Share Capital*

Item	Controller/Investor	Completion of Share Capital
0102	Tractebel Brasil Ltda.	12/31/99

Item	*Name*	*CPF/CGC*	*Nationality*	*State*	*Common Shares*	*%*	*Preferred Shares*	*%*	*Total Shares*	*%*	*Completion of Share Capital*
010201	Tractebel S.A.		Belga		8,015,955	99.99	0	0	8,015,955	99.99	12/31/1999
010202	Keith Lee Pronske		Belga		1	0.01	0	0	1	0.01	12/31/1999
010203	TOTAL				8,015,956	100	0	0	8,015,956	100	

Item	Controller/Investor	Completion of Share Capital
010201	Tractebel S.A.	12/31/99

Item	*Name*	*CPF/CGC*	*Nationality*	*State*	*Common Shares*	*%*	*Preferred Shares*	*%*	*Total Shares*	*%*	*Completion of Share Capital*

Item	Controller/Investor	Completion of Share Capital
010202	Keith Lee Pronske	12/31/99

Item	*Name*	*CPF/CGC*	*Nationality*	*State*	*Common Shares*	*%*	*Preferred Shares*	*%*	*Total Shares*	*%*	*Completion of Share Capital*

Item	Controller/Investor	Completion of Share Capital
2	Union	12/31/99

Item	*Name*	*CPF/CGC*	*Nationality*	*State*	*Common Shares*	*%*	*Preferred Shares*	*%*	*Total Shares*	*%*	*Completion of Share Capital*

COMPOSITION OF SHARE CAPITAL

Item	Type of share	Registered or Book-Entry	Nominal value (R$)	Number of shares (thousands)	Subscribed (R$ thousands)	Integrated (R$ thousands)
1	Common	Registered		454,100,459	1,757,227	1,757,227
2	Preferred			0	0	0
3	Preferred Class A	Registered		73,460	209	209
4	Preferred Class B	Registered		84,917,297	328,541	328,541
5	Preferred Class C			0	0	0
6	Preferred Class D			0	0	0
7	Preferred Class E			0	0	0
8	Preferred Class F			0	0	0
9	Preferred Class G			0	0	0
10	Preferred Class H			0	0	0
11	Preferred (other classes)			0	0	0

02 MAY 21 AM 10:25

99	TOTALS			539,091,216	2,085,977	2,085,977

* *Date of last alteration: 04/29/98*

SUBSCRIBED SHARE CAPITAL AND ALTERATIONS IN PAST THREE YEARS

Item	Date of Alteration	Share Capital (R$ thousands)	Alteration Value (R$ thousands)	Origin of Alteration	Amount of Issued Shares (thousands)	Price at Issuance (R$)
1	4/29/1998	3,558,256	2,079,870	Absorption of Accum.	0	0
2	4/29/1998	2,079,870	2,085,977	Incorporation of comp	1,588,695	0.003843889

AUTHORIZED SHARE CAPITAL

Number (thousands)		Amount (R$ thousands)	Authorization Date
0		4,500,000	9/29/1998

COMPOSITION OF AUTHORIZED SHARE CAPITAL

Item	Type of Share	Class of Share	Number of Authorized Shares (R$ thousands)

STATUTORY DISPOSITIONS OF SHARE CAPITAL

Item	Type of Share	Class of Share	% Share Capital	% Fixed Dividend	% Minimum Dividend	% Cumulative Dividend	Calculation Base	Capital Return	Premium	Voting Rights
1	Common		84.24	0	25	0	Profit	No	No	Yes
2	Preferred	A	0.01	0	8	0	Share Capital	No	No	No
3	Preferred	B	15.75	0	6	0	Share Capital	No	No	No

STATUTORY MODIFICATION

Date of Last Statute Modification		Compulsory Dividend (% of profit)	
12/1/1999		25	

ADMINISTRATORS' PAY AND PROFIT SHARING

Profit Sharing		Amount of Administrators' Pay (R$ thousands)	Period
Yes		1,723	Annual

PARTICIPATION AND CONTRIBUTIONS IN THE LAST THREE YEARS

Date of Last Period: 12/31/1999
Date of Previous Period: 12/31/1998
Date of Period before Previous:

Item	Description of Participation and Contributions	Amount of Last Period (R$ thousands)	Amount of Previous Period (R$ thousands)	Amount of Period before Previous (R$ thousands)
1	Participation - Debenturists	0	0	0
2	Participation - Employees	0	2,545	0
3	Participation - Adminstrators	0	0	0
4	Participation - Beneficiary Parties	0	0	0
5	Contributions - Aid	0	0	0
6	Contributions - Social Security Fund	0	0	0
7	Other Contributions	0	0	0
8	Net Profit in Period	0	7,830	0
9	Net Loss in Period	72,581	0	0

PARTICIPATION IN OTHER CONSOLIDATED OR CONTROLLED ENTERPRISES

Item	Name	CNPJ	Type	% Share in Capital of Invested Co.	% Net Equity of Investor Co.
1	Companhia Energética Meridional	02.201.268/0001-17	Publicly traded, controlled	99.99	2.67

Reapresentação Espontânea

O REGISTRO NA CVM NÃO IMPLICA QUALQUER APRECIAÇÃO SOBRE A COMPANHIA, SENDO OS SEUS ADMINISTRADORES RESPONSÁVEIS PELA VERACIDADE DAS INFORMAÇÕES PRESTADAS.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

4 - DENOMINAÇÃO COMERCIAL
GERASUL

5 - DENOMINAÇÃO SOCIAL ANTERIOR
ELETROBRÁS GERAÇÃO S.A. - ELETROGER

6 - NIRE
42300024384

01.02 - SEDE

1 - ENDEREÇO COMPLETO	2 - BAIRRO OU DISTRITO
RUA ANTÔNIO DIB MUSSI, 366	CENTRO

3 - CEP	4 - MUNICÍPIO	5 - UF
88015-110	FLORIANÓPOLIS	SC

6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
48	221-7052	-	-	
11 - DDD	**12 - FAX**	**13 - FAX**	**14 - FAX**	
48	221-7053	-	-	

15 - E-MAIL
moser@gerasul.com.br

01.03 - DEPARTAMENTO DE ACIONISTAS

1 - NOME
ANTÔNIO FRANCISCO MOSER

2 - CARGO
GERENTE DE DEPARTAMENTO

3 - ENDEREÇO COMPLETO	4 - BAIRRO OU DISTRITO
RUA ANTÔNIO DIB MUSSI, 366	CENTRO

5 - CEP	6 - MUNICÍPIO	7 - UF
88010-115	FLORIANÓPOLIS	SC

8 - DDD	9 - TELEFONE	10 - TELEFONE	11 - TELEFONE	12 - TELEX
48	221-7052	-	-	
13 - DDD	**14 - FAX**	**15 - FAX**	**16 - FAX**	
48	221-7053	-	-	

17 - E-MAIL
moser@gerasul.com.br

OUTROS LOCAIS DE ATENDIMENTO A ACIONISTAS

18 - ITEM	19 - MUNICÍPIO	20 - UF	21 - DDD	22 - TELEFONE	23 - TELEFONE
01	Rio de Janeiro	RJ	21	514-1911	-
02	São Paulo	SP	11	3115-3788	-
03	Brasilia	DF	61	226-2511	-

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

01.04 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME					
LAÉRCIO DIAS					
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO	
RUA ANTÔNIO DIB MUSSI, 366				CENTRO	
4 - CEP	5 - MUNICÍPIO				6 - UF
88015-110	FLORIANÓPOLIS				SC
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX	
48	221-7020	-	-		
12 - DDD	13 - FAX	14 - FAX	15 - FAX		
48	221-7070	-	-		
16 - E-MAIL					
laerciod@gerasul.com.br					

01.05 - REFERÊNCIA / AUDITOR

1 - DATA DE INÍCIO DO ÚLTIMO EXERCÍCIO SOCIAL	2 - DATA DE TÉRMINO DO ÚLTIMO EXERCÍCIO SOCIAL	
01/01/1999	31/12/1999	
3 - DATA DE INÍCIO DO EXERCÍCIO SOCIAL EM CURSO	4 - DATA DE TÉRMINO DO EXERCÍCIO SOCIAL EM CURSO	
01/01/2000	31/12/2000	
5 - NOME/RAZÃO SOCIAL DO AUDITOR		6 - CÓDIGO CVM
DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES S/C		00385-9
7 - NOME DO RESPONSÁVEL TÉCNICO		8 - CPF DO RESP. TÉCNICO
Paulo Augusto de Araujo		641.829.408-49

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - BOLSA DE VALORES ONDE POSSUI REGISTRO

[ ] BVBAAL	[X] BVMESB	[X] BVPR	[X] BVRJ	[X] BVST
[X] BVES	[X] BVPP	[X] BVRG	[X] BOVESPA	

2 - MERCADO DE NEGOCIAÇÃO
Bolsa
3 - TIPO DE SITUAÇÃO
Operacional
4 - CÓDIGO DE ATIVIDADE
1990200 - Serviços de Eletricidade
5 - ATIVIDADE PRINCIPAL
GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

01.07 - CONTROLE ACIONÁRIO / VALORES MOBILIÁRIOS

1 - NATUREZA DO CONTROLE ACIONÁRIO
Privada Nacional

2 - VALORES MOBILIÁRIOS EMITIDOS PELA CIA.

X	Ações		Ações Resgatáveis		Debêntures Simples
	Debêntures Conversíveis em Ações		Partes Beneficiárias		Bônus de Subscrição

01.08 - PUBLICAÇÕES DE DOCUMENTOS

1 - AVISO AOS ACIONISTAS SOBRE DISPONIBILIDADE DAS DFs.	2 - ATA DA AGO QUE APROVOU AS DFs.
17/03/2000	19/04/2000
3 - CONVOCAÇÃO DA AGO PARA APROVAÇÃO DAS DFs.	4 - PUBLICAÇÃO DAS DEMONSTRAÇÕES FINANCEIRAS
11/04/2000	22/03/2000

01.09 - JORNAIS ONDE A CIA. DIVULGA INFORMAÇÕES

1 - ITEM	2 - TÍTULO DO JORNAL	3 - UF
01	DIÁRIO CATARINENSE	SC
02	DIÁRIO OFICIAL DO ESTADO DE SC	SC

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
29/08/2000	

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

02.01 - COMPOSIÇÃO ATUAL DO CONSELHO DE ADMINISTRAÇÃO E DIRETORIA

1 - ITEM	2 - NOME DO ADMINISTRADOR	3 - CPF	4 - DATA DA ELEIÇÃO	5 - PRAZO DO MANDATO	6 - CÓDIGO TIPO DO ADMINISTRADOR *	7 - FUNÇÃO
01	MAURÍCIO STOLLE BÄHR	748.528.847-49	29/09/1998	3 ANOS	2	PRESIDENTE DO CONSELHO DE ADMINISTRAÇÃO
02	WIM HEYSELBERGHS	999.999.999-99	29/09/1998	3 ANOS	2	CONSELHEIRO
03	CHRISTIAN BIEBUYCK	999.999.999-99	29/09/1998	3 ANOS	2	CONSELHEIRO
04	ERIC DE MUYNCK	999.999.999-99	29/09/1998	3 ANOS	2	CONSELHEIRO
05	LUIZ ANTÔNIO BARBOSA	343.757.249-00	29/09/1998	3 ANOS	2	CONSELHEIRO
06	VICTOR FRANK DE PAULA ROSA PARANHOS	098.414.907-49	29/09/1998	3 ANOS	2	CONSELHEIRO
08	LAÉRCIO DIAS	112.907.819-15	25/06/1999	3 ANOS	1	DIRETOR ADMINISTRATIVO/FINANCEIRO
09	MANOEL ARLINDO ZARONI TORRES	115.116.056-34	29/09/1998	3 ANOS	3	CONSELHEIRO E DIRETOR PRESIDENTE
10	JOSÉ CARLOS CAUDURO MINUZZO	199.412.420-20	25/06/1999	3 ANOS	1	DURETOR DE PRODUÇÃO DE ENERGIA
11	GIL DE METHODIO MARANHÃO NETO	734.574.937-15	25/06/1999	3 ANOS	1	DIRETOR DE DESENVOLVIMENTO DE NEGÓCIOS
12	ROBERTO DORVAL QUADROS	047.489.309-00	25/06/1999	3 ANOS	1	DIRETOR DE IMPLANTAÇÃO DE PROJETOS

* CÓDIGO:
1 - PERTENCE APENAS À DIRETORIA;
2 - PERTENCE APENAS AO CONSELHO DE ADMINISTRAÇÃO;
3 - PERTENCE À DIRETORIA E AO CONSELHO DE ADMINISTRAÇÃO.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO E DIRETOR

MAURÍCIO STOLLE BÄHR
Presidente do Conselho de Administração

Nascido em 17.09.57. Engenheiro Mecânico - Universidade Gama Filho - RJ. Analista de Sistemas - Pontifícia Universidade Católica - PUC - RJ. Master of Business Administration - MBA - CoppeAd - Universidade Federal do Rio de Janeiro - UFRJ - Corporate Finance - Berkeley University - USA.

Diretor Superintendente da Tractebel Brasil Ltda. Diretor Financeiro da Serra da Mesa Energia S.A. Membro do Conselho de Administração da Iven S.A. Diretor Financeiro da Nacional Energética S.A.

WIM HEYSELBERGHS
Membro do Conselho de Administração

Nascido em 01/11/1950. É engenheiro civil eletromecânico pela Universidade Católica de Leuven. É também licenciado em Economia e Finanças pela Universidade de Antuérpia, e em Administração pelo CEDEP Fontainebleau (França). Iniciou sua carreira em 1975, na Arthur Andersen, trabalhando depois para EMC na Bélgica. Em 1981, começou a trabalhar no Grupo Tractebel, Bélgica. Inicialmente na empresa Electrabel (1991/92), e depois na Tractebel EGI, onde exerceu as funções de Vice-Presidente de Distribuição, Transporte e Comercialização (1992-1999). Desde abril de 1999 é Chief Executive Officer da Tractebel EGI.

CHRISTIAN BIEBUYCK
Membro do Conselho de Administração

Engenheiro elétrico, nascido em 12/10/1945, formado pela Universidade Católica de Louvain, Bélgica. Possui também diploma de Bacharel em Ciências Nucleares e em Administração de Empresas, da mesma Universidade. Trabalhou como engenheiro na Tractebel desde 1971, tendo exercido as funções de: engenheiro projetista e gerente de obra. É atualmente vice-presidente sênior da Tractebel SA, Electricity and Gas International, sendo responsável pelo desenvolvimento de negócios na América Latina. É também membro do Conselho de Administração de diversas empresas na Bélgica, Argentina, Chile, Peru e Brasil.

ERIC DeMUYNCK
Membro do Conselho de Administração

Engenheiro Eletricista e Nuclear, nascido em 06/06/1952, formado pela Universidade de Bruxelas, em 1975 e 1989, respectivamente. Trabalhou como engenheiro de operação e manutenção de usinas térmicas e nucleares na Tractebel, entre 1979 e 1991. Trabalhou no Departamento de Distribuição entre 1991 e 1998. Assessorou o Gerente Geral da Electroandina, no Chile, em 1996. Foi gerente da empresa Dunamenti, na Hungria, entre 1997 e 1998.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO E DIRETOR

LUIZ ANTÔNIO BARBOSA
Membro do Conselho de Administração (representante dos empregados)

Nascido em 26.05.56. Técnico de Manutenção de Usinas.

Diretor da Associação dos Empregados da ELETROSUL - ASES. Delegado na Associação dos Profissionais da ELETROSUL - APROSUL. Diretor Financeiro do Sindicato dos Eletricitários do Sul do Estado de Santa Catarina - SINTRESC, a partir de 1993.

VICTOR FRANK DE PAULA ROSA PARANHOS
Membro do Conselho de Administração

Nascido em 17.10.46. Engenheiro Mecânico - Universidade Católica de Petrópolis. Economista - Instituto Metodista Bennett. Atuário - Sociedade Universitária Augusto Motta - SUAM.

Engenheiro residente na Sociedade Técnica de Engenharia e Representação - STER. Diretor da Corretora de Títulos e Valores Mobiliários Paulo Williansems. Diretor Superintendente do Fundo de Pensão do Montreal Bank, do Banco Nacional e Presidente da Nacional Energética (responsável pela construção da Serra da Mesa). Atualmente é o Diretor Presidente da Cia. Energética Meridional, empresa responsável pela construção da Usina Hidrelétrica Cana Brava - 450 MW.

GIL DE METHODIO MARANHÃO NETO
Diretor de Desenvolvimento de Negócios
Nascido em 15/01/63. Engenheiro Civil - Universidade Veiga de Almeida - RJ. Master of Business Administration - MBA em Finanças e Análises de Sistemas.

Trabalhou no Banco Nacional, na Nacional Energética e é Diretor da TRACTEBEL Brasil Ltda.

LAÉRCIO DIAS
Diretor Administrativo e Financeiro e de Relação com Investidores

Nascido em 25.12.46. Engenheiro Eletricista - Universidade Federal de Santa Catarina - UFSC

Chefe do despacho de carga da Centrais Elétricas de Santa Catarina - CELESC. Secretário Executivo do Comitê Coordenador da Operação Interligada da Região Sul do Brasil. Assistente do Departamento de Operação e Manutenção da CELESC. Chefe do Departamento de Operação e Manutenção da CELESC. Assistente do Departamento de Operações do Sistema da ELETROSUL. Assessor do Departamento de Planejamento Econômico-Financeiro da ELETROSUL. Assessor do Ministério das Minas e Energia. Assessor Parlamentar da ELETROSUL no Congresso Nacional.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO E DIRETOR

Chefe de Divisão de Tarifas e Estudos Econômicos do DNAEE/MME. Assessor da Presidência da ELETROSUL. Secretário Geral da ELETROSUL. Diretor Administrativo e Financeiro da ELETROSUL.

ROBERTO DORVAL QUADROS
Diretor de Implantação de Projetos

Engenheiro Mecânico, nascido em 07/10/1946, formado em 1969 pela UFSC. Foi Gerente de Construção de Sistemas de Transmissão e Gerente de Suprimentos na CELESC. Na ELETROSUL, respondeu pelas Gerências de Tecnologia de Materiais, Administração de Materiais e Planejamento Empresarial. Representou a ELETROSUL nas equipes de trabalho da COOPERS & LYBRAND no projeto de reestruturação do Setor Elétrico Brasileiro. Gerenciou a conclusão da barragem Norte (contenção de cheias no Rio Itajá-Açu, em Ibirama, SC), para a Secretaria Nacional de Desenvolvimento Regional. Na CASAN, respondeu pela Gerência de Planejamento da Obra do Sistema de Coleta e Tratamento de Esgotos de Florianópolis. Na GERASUL, foi Secretário Geral da Diretoria e do Conselho de Administração, e Gerente do Projeto Machadinho.

JOSÉ CARLOS CAUDURO MINUZZO
Diretor de Produção de Energia

Engenheiro Mecânico, formado pela PUC-RS, nascido em 29/10/1951. Começou sua carreira profissional na ELETROSUL em 1976. Desempenhou suas atividades na área de Geração Térmica no Complexo Termelétrico Jorge Lacerda. Gerenciou a Divisão de Engenharia e Manutenção de Térmicas até 1997, e posteriormente o Departamento de Geração Térmica, até assumir a Diretoria de Produção de Energia da GERASUL em junho de 1999. Foi membro do Subcomitê de manutenção do GCOI e coordenador do Grupo de Trabalho de Manutenção e Operação de Térmicas – GTMT. Participou da implantação do Grupo de Manutenção das Empresas dos Estados do Paraná e Santa Catarina, no Instituto Brasileiro de Petróleo.

MANOEL ARLINDO ZARONI TORRES
Diretor Presidente

Nascido em 18.12.1949. Engenheiro Eletricista - Escola Federal de Engenharia de Itajubá.

Trabalhou em FURNAS como Chefe de Divisão de Transmissão de Ivaiporã, como responsável pelo Departamento de Produção do Paraná e posteriormente como Superintendente de Produção Sul. A partir de 1992 atuou como Superintendente de Operação no Sistema de FURNAS, com responsabilidade pelas atividades relacionadas a comercialização de energia.
Atuou como representante de FURNAS, no GCOI - Grupo Coordenador para Operação Interligada, na Comissão Mista de Operação da Usina de Itaipu e no COESE - Comitê de Operação das Empresas do Sistema ELETROBRÁS , como coordenador do Subcomitê de Operação.
Participou da elaboração da Lei 8631 e Decreto 774 da negociação dos contratos de suprimento de energia de FURNAS.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO E DIRETOR

Teve participação na elaboração da Portaria DNAEE nº 337 que regulamentou o Decreto 1009 que criou o SINTREL - Sistema Nacional de Transmissão de Energia Elétrica.
Integrou a Comissão Organizadora da Usina de Serra da Mesa, como representante da Diretoria de Produção de FURNAS. Atuou junto a Secretaria de Energia, do MME, no projeto RE-SEB.
Foi Diretor de Produção de Energia e atualmente é Diretor Presidente da GERASUL.

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.01 - EVENTOS RELATIVOS À DISTRIBUIÇÃO DO CAPITAL

1 - EVENTO BASE	2 - DATA DO EVENTO	3 - PESSOAS FÍSICAS E JURÍDICAS	4 - INVESTIDORES INSTITUCIONAIS	5 - ACORDO DE ACIONISTAS	6 - AÇÕES PREFER. COM DIREITO A VOTO
A.G.E.	15/03/1999	12.013	3	NÃO	NÃO

7 - AÇÕES PREFERENCIAIS COM DIREITO A VOTO

8 - DATA DO ÚLTIMO ACORDO DE ACIONISTAS

03.02 - POSIÇÃO ACIONÁRIA DOS ACIONISTAS COM MAIS DE 5% DE AÇÕES COM DIREITO A VOTO

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
01	TRACTEBEL SUL LTDA	01.370.013-0001/15	BRASILEIRA	RJ
02	UNIÃO	00.394.460-0001/41	BRASILEIRA	DF
97	AÇÕES EM TESOURARIA			
98	OUTROS			
99	TOTAL			

1 - ITEM	6 - AÇÕES ORDINÁRIAS (Mil)	7 - %	8 - AÇÕES PREFERENCIAIS (Mil)	9 - %	10 - TOTAL DE AÇÕES (Mil)	11 - %	12 - COMP.CAP.SOC.	13 - PART. NO ACORDO DE ACIONISTAS	14 - CONTROLADOR
01	350.895.265	77,27	29.339.168	34,52	380.234.433	70,53	31/12/1999		SIM
02	25.501.175	5,62	1.697.725	2,00	27.198.900	5,05	31/12/1999		NÃO
97	0	0,00	0	0,00	0	0,00			
98	77.704.019	17,11	53.953.864	63,48	131.657.883	24,42			
99	454.100.459	100,00	84.990.757	100,00	539.091.216	100,00			

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
01	TRACTEBEL SUL LTDA	31/12/1999

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
0101	Tractebel S.A.		Belga	
0102	Tractebel Brasil Ltda	01.528.374-0001/47	Brasileira	SP
0199	TOTAL			

1 - ITEM	6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.
0101	308.222.846	99,99	0	0,00	308.222.846	99,99	31/12/1999
0102	1	0,01	0	0,00	1	0,01	31/12/1999
0199	308.222.847	100,00	0	0,00	308.222.847	100,00	

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
0101	Tractebel S.A.	31/12/1999

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF

6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
0102	Tractebel Brasil Ltda	31/12/1999

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
010201	Tractebel S.A.		Belga	
010202	Keith Lee Pronske		Belga	
010299	TOTAL			

1 - ITEM	6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.
010201	8.015.955	99,99	0	0,00	8.015.955	99,99	31/12/1999
010202	1	0,01	0	0,00	1	0,01	31/12/1999
010299	8.015.956	100,00	0	0,00	8.015.956	100,00	

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
010201	Tractebel S.A.	31/12/1999

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF

6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
010202	Keith Lee Pronske	31/12/1999

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF

6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
02	UNIÃO	31/12/1999

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF

6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

04.01 - COMPOSIÇÃO DO CAPITAL SOCIAL

1 - Data da Última Alteração: 29/04/1998

2- ITEM	3 - ESPÉCIE DAS AÇÕES	4 - NOMINATIVA OU ESCRITURAL	5 - VALOR NOMINAL (Reais)	6 - QTD. DE AÇÕES (Mil)	7 - SUBSCRITO (Reais Mil)	8 - INTEGRALIZADO (Reais Mil)
01	ORDINÁRIAS	ESCRITURAL		454.100.459	1.757.227	1.757.227
02	PREFERENCIAIS			0	0	0
03	PREFERENCIAIS CLASSE A	ESCRITURAL		73.460	209	209
04	PREFERENCIAIS CLASSE B	ESCRITURAL		84.917.297	328.541	328.541
05	PREFERENCIAIS CLASSE C			0	0	0
06	PREFERENCIAIS CLASSE D			0	0	0
07	PREFERENCIAIS CLASSE E			0	0	0
08	PREFERENCIAIS CLASSE F			0	0	0
09	PREFERENCIAIS CLASSE G			0	0	0
10	PREFERENCIAIS CLASSE H			0	0	0
11	PREFER. OUTRAS CLASSES			0	0	0
99	TOTAIS			539.091.216	2.085.977	2.085.977

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

04.02 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NOS TRÊS ÚLTIMOS ANOS

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)
01	29/04/1998	3.558.256	2.079.870	Absorção de Prejuízo Acumulado	0	0,0000000000
02	29/04/1998	2.079.870	2.085.977	Incorporação de Empresas	1.588.695	0,0038438889

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

04.04 - CAPITAL SOCIAL AUTORIZADO

1 - QUANTIDADE (Mil)	2 - VALOR (Reais Mil)	3 - DATA DA AUTORIZAÇÃO
0	4.500.000	29/09/1998

04.05 - COMPOSIÇÃO DO CAPITAL AUTORIZADO

1- ITEM	2 - ESPÉCIE	3 - CLASSE	4 - QUANTIDADE DE AÇÕES AUTORIZADAS À EMISSÃO (Mil)

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

06.03 - DISPOSIÇÕES ESTATUTÁRIAS DO CAPITAL SOCIAL

1 - ITEM	2 - ESPÉCIE DA AÇÃO	3 - CLASSE DA AÇÃO	4 - % DO CAPITAL SOCIAL	5 - % TIPO DIVIDENDO FIXO	6 - % TIPO DIVIDENDO MÍNIMO	7 - % TIPO DIVID. CUMULATIVO	8 - BASE DE CÁLCULO	9 - PREV. REEMBOLSO DE CAPITAL	10 - PRÊMIO	11 - DIREITO A VOTO
01	ORDINÁRIA		84,24	0,00	25,00	0,00	BASEADO NO LUCRO	NÃO	NÃO	SIM
02	PREFERENCIAL	A	0,01	0,00	8,00	0,00	BASEADO NO CAPITAL SOCIAL	NÃO	NÃO	NÃO
03	PREFERENCIAL	B	15,75	0,00	6,00	0,00	BASEADO NO CAPITAL SOCIAL	NÃO	NÃO	NÃO

06.04 - MODIFICAÇÃO ESTATUTÁRIA

1 - DATA DA ÚLTIMA MODIFICAÇÃO DO ESTATUTO	2 - DIVIDENDO OBRIGATÓRIO (% DO LUCRO)
01/12/1999	25,00

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

07.01 - REMUNERAÇÃO E PARTICIPAÇÃO DOS ADMINISTRADORES NO LUCRO

1 - PARTICIPAÇÃO DOS ADMINISTRADORES NO LUCRO	2 - VALOR DA REMUNERAÇÃO GLOBAL DOS ADMINISTRADORES (Reais Mil)	3 - PERIODICIDADE
SIM	1.723	ANUAL

07.02 - PARTICIPAÇÕES E CONTRIBUIÇÕES NOS TRÊS ÚLTIMOS ANOS

1 - DATA FINAL DO ÚLTIMO EXERCÍCIO SOCIAL: 31/12/1999

2 - DATA FINAL DO PENÚLTIMO EXERCÍCIO SOCIAL: 31/12/1998

3 - DATA FINAL DO ANTEPENÚLTIMO EXERCÍCIO SOCIAL:

4- ITEM	5 - DESCRIÇÃO DAS PARTICIPAÇÕES E CONTRIBUIÇÕES	6 - VALOR DO ÚLTIMO EXERCÍCIO (Reais Mil)	7 - VALOR DO PENÚLTIMO EXERCÍCIO (Reais Mil)	8 - VALOR DO ANTEPENÚLTIMO EXERCÍCIO (Reais Mil)
01	PARTICIPAÇÕES-DEBENTURISTAS	0	0	0
02	PARTICIPAÇÕES-EMPREGADOS	0	2.545	0
03	PARTICIPAÇÕES-ADMINISTRADORES	0	0	0
04	PARTIC.-PARTES BENEFICIÁRIAS	0	0	0
05	CONTRIBUIÇÕES FDO. ASSISTÊNCIA	0	0	0
06	CONTRIBUIÇÕES FDO. PREVIDÊNCIA	0	0	0
07	OUTRAS CONTRIBUIÇÕES	0	0	0
08	LUCRO LÍQUIDO NO EXERCÍCIO	0	7.630	0
09	PREJUÍZO LÍQUIDO NO EXERCÍCIO	72.581	0	0

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

07.03 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1- ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
7 - TIPO DE EMPRESA					
01	COMPANHIA ENERGÉTICA MERIDIONAL	02.201.268/0001-17	ABERTA CONTROLADA	99,99	2,67
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS					

09.01 - BREVE HISTÓRICO DA EMPRESA

CONSTITUIÇÃO E DENOMINAÇÃO SOCIAL

A Centrais Geradoras do Sul do Brasil S.A., que usa a sigla GERASUL, é uma sociedade por ações, com sede na cidade de Florianópolis, Estado de Santa Catarina, à Rua Antônio Dib Mussi, 366, Centro, e tem duração indeterminada. Foi constituída em 29.01.98, sob a denominação social de Eletrobrás Geração S.A. - ELETROGER, a partir de cisão parcial da ELETROBRÁS. Incorporou em 29.04.98 sua controlada GERASUL, constituída em 23.12.97 a partir de cisão parcial da Centrais Elétricas do Sul do Brasil S.A. - ELETROSUL, e mudou sua denominação social na data da incorporação para GERASUL, utilizada até então pela sociedade incorporada.

A Companhia é fruto da reestruturação societária e patrimonial da Centrais Elétricas Brasileiras S.A. ELETROBRÁS, em cumprimento ao Programa Nacional de Desestatização e em conformidade com o novo modelo proposto para o setor elétrico brasileiro.

Em leilão realizado em 15.09.98, na Bolsa de Valores do Rio de Janeiro, a Empresa Tractebel Sul S.A. adquiriu o controle acionário da Companhia, representado por 227.095.639.468 ações ordinárias, que corresponde a 50,01% do capital votante e a 42,13% do capital total.

OBJETO SOCIAL

- realizar estudos, projetos, construção e operação de usinas produtoras de energia elétrica, bem como a celebração de atos de comércio decorrentes dessas atividades;

- participar de pesquisas de interesse do setor energético, ligadas à geração e distribuição de energia elétrica, bem como de estudos de aproveitamento de reservatório para fins múltiplos;

- contribuir para a formação de pessoal técnico necessário ao setor de energia elétrica, bem como para a preparação de operários qualificados, através de cursos especializados;

- participar de entidades destinadas à coordenação operacional de sistemas elétricos interligados;

- participar de associações ou organizações de caráter técnico, científico e empresarial de âmbito regional, nacional ou internacional, de interesse para o setor de energia elétrica;

- colaborar para a preservação do meio ambiente no exercício de suas atividades;

- colaborar com os programas relacionados com a promoção e incentivo à indústria nacional de materiais e equipamentos destinados ao setor de energia elétrica, bem como para sua normalização técnica, padronização e controle de qualidade;

- participar, como sócio quotista ou acionista, de outras sociedades no setor de energia.

09.01 - BREVE HISTÓRICO DA EMPRESA

PARQUE GERADOR EM OPERAÇÃO

Usina Hidrelétrica Salto Santiago - 1.420 MW
Saudades do Iguaçú - PR

Usina Hidrelétrica Salto Osório - 1.078 MW
Quedas do Iguaçú - PR

Usina Hidrelétrica Passo Fundo - 226 MW
Entre Rios do Sul - RS

Complexo Termelétrico Jorge Lacerda - 857 MW
Capivari de Baixo - SC

Usina Termelétrica Alegrete - 66 MW
Alegrete - RS

Usina Termelétrica de Charqueadas - 72 MW
Charqueadas – RS

QUADRO DE PESSOAL

A GERASUL possuia 828 empregados, em 31.12.99.

09.01 - BREVE HISTÓRICO DA EMPRESA

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

A atividade industrial da GERASUL concentra-se principalmente na produção de energia elétrica, e secundariamente na venda de serviços de consultoria e de vapor industrial. O grande mercado da GERASUL em desenvolvimento é, portanto, o mercado de energia elétrica.

O mercado que está em desenvolvimento é altamente competitivo. Através de contratos bilaterais, empresas geradoras, como a GERASUL, comercializam energia com empresas comercializadoras, distribuidoras e com consumidores independentes.

A ANEEL (Agência Nacional de Energia Elétrica) é o agente governamental regulador e fiscalizador do setor, disciplinando o regime de concessões de serviços públicos de energia elétrica.

Os combustíveis utilizados nas usinas termelétricas são subsidiados através de um mecanismo denominado Conta de Consumo de Combustíveis - CCC, administrado pela ELETROBRÁS. A partir de 2003, o subsídio de combustível será gradualmente eliminado.

A GERASUL está direcionando seus negócios de energia elétrica também para o MERCOSUL, com empreendimentos conjuntos com a Argentina. O gás (da Bolívia e da Argentina) trará importantes reflexos para a matriz energética nacional.

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

10.01 - PRODUTOS E SERVIÇOS OFERECIDOS

1- ITEM	2 - PRINCIPAIS PRODUTOS E/OU SERVIÇOS	3 - % RECEITA LÍQUIDA
01	ENERGIA ELÉTRICA	70,59

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

10.02 - MATÉRIAS PRIMAS E FORNECEDORES

1 - ITEM	2 - MATÉRIA PRIMA	3 - IMPORTAÇÃO	4 - VALOR DA IMPORTAÇÃO (Reais Mil)	5 - DISPONÍVEL MERCADO LOCAL	6 - DISPONÍVEL MERCADO EXTERNO
7 - NOME DO FORNECEDOR		8 - TIPO DE FORNECEDOR			9 - % DE FORNECIMENTO SOBRE O TOTAL DAS COMPRAS DA CIA.
01	CARVÃO MINERAL	NÃO	0	SIM	SIM
CONS.METROPOLITANO/CRICIUMA/BELLUNO		NÃO LIGADO			56,67
02	CARVÃO MINERAL	NÃO	0	SIM	SIM
CONS MIN.CASTELO BRANCO/RIO DESERTO		NÃO LIGADO			27,87
03	CARVÃO MINERAL	NÃO	0	SIM	SIM
COPELMI MINERAÇÃO LTDA		NÃO LIGADO			7,26
04	ÓLEO DIESEL E FUEL OLEO	NÃO	0	SIM	SIM
PETROBRÁS DISTRIBUIDORA S.A.		NÃO LIGADO			8,20

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

10.03 - CLIENTES PRINCIPAIS POR PRODUTOS E/OU SERVIÇOS

1- ITEM	2- ITEM	3 - NOME DO PRODUTO/ NOME DO CLIENTE	4 - % DE PARTICIPAÇÃO DO CLIENTE NA RECEITA LÍQUIDA
001		ENERGIA ELÉTRICA	
001	001	CENTRAIS ELÉTRICAS DE SANTA CATARINA S/A - CELESC	27,09
001	002	AES SUL - DISTRIBUIDORA GAÚCHA DE ENERGIA S.A.	14,38
001	003	RIO GRANDE ENERGIA S.A. - RGE	11,60
001	004	COMPANHIA ESTADUAL DE ENERGIA ELETRICA - CEEE	6,46
001	005	EMPRESA ENERGÉTICA DE MATO GROSSO DO SUL S.A. - ENERSUL	6,14
001	006	FURNAS CENTRAIS ELÉTRICA S.A.	4,92

11.01 - PROCESSO DE PRODUÇÃO

Processo de Produção - A energia elétrica produzida pela GERASUL em 1999 foi:

- de origem hidráulica - 72,80%
- de origem térmica (pela queima de carvão mineral e óleo diesel) - 27,20%.

Produção Anual

Produção (Gwh)	1995	-	15.708
	1996	-	19.748
	1997	-	19.815
	1998	-	19.584
	1999	-	19.623

Geração Bruta de 1999

USINA	Produção (Kwh)
Usina Hidrelétrica Salto Santiago	8.063.651.376
Usina Hidrelétrica Salto Osório	5.398.691.710
Usina Hidrelétrica Passo Fundo	822.778.082
Usina Termelétrica Jorge Lacerda A	1.090.915.115
Usina Termelétrica Jorge Lacerda B	1.851.953.756
Usina Termelétrica Jorge Lacerda C	1.975.402.792
Usina Termelétrica Charqueadas	299.838.589
Usina Termelétrica Alegrete	119.386.074
Usina Termelétrica de Willian Arjona	426.000
TOTAL	19.622.617.494

Capacidade Instalada

Capacidade Instalada (MW)	1995	-	3.222
	1996	-	3.222
	1997	-	3.688
	1998	-	3.719
	1999	-	3.719

Indicador de Produtividade:

	1999	UNIDADE
Energia Gerada/Força de Trabalho Ativa	24,44	GWh/empregado

11.01 - PROCESSO DE PRODUÇÃO

Percentuais já depreciados dos principais equipamentos das usinas:

USINA	PERCENTUAL
Usina Hidrelétrica Salto Santiago	61%
Usina Hidrelétrica Salto Osório	64%
Usina Hidrelétrica Passo Fundo	64%
Usina Termelétrica Jorge Lacerda A	86%
Usina Termelétrica Jorge Lacerda B	92%
Usina Termelétrica Jorge Lacerda C	14%
Usina Termelétrica Charqueadas	76%
Usina Termelétrica Alegrete	97%

Estratégias de Seguros

- Propriedade: para usinas em geral e demais bens são efetuados seguros do tipo Todos os Riscos (*All Risks*). Os valores de cobertura são definidos com base em custos praticados internacionalmente, que cobrem a reconstrução de uma nova usina equivalente à sinistrada. A indenização não leva em conta a desvalorização pela idade do equipamento.

- Interrupção de Negócios: a Empresa está totalmente protegida contra perdas por lucro cessante causada por sinistros que originem interrupção de produção de energia.

- Responsabilidade Civil: a Empresa também está protegida contra indenizações oriundas de danos causados a terceiros, incluindo poluição súbita.

- Novos Empreendimentos: projetos de responsabilidade da Empresa, ou por ela contratados são protegidos por seguros do tipo Todos os Riscos *(All Risks)* durante a fase de construção, compreendendo construção e montagem, responsabilidade civil normal e cruzada, e perdas de lucro cessante devido a atraso de entrada em operação. Durante a fase de pré-operação, a Empresa mantém, não só seguro para proteção de seus ativos, bem como para cobertura de lucro cessante devido à interrupção de produção em equipamentos aceitos provisoriamente.

- Veículos: a empresa adota a política de substituir a sua frota de veículos por veículos alugados, que estão protegidos por seguro obrigatório e por seguro adicional.

- Empregados: a Empresa mantém apólice de Seguro de Vida em Grupo para seus empregados.

- Pesquisa de Mercado: para cada tipo de seguro, os valores de cobertura e as deduções são determinados levando-se em conta as práticas do mercado internacional, disponibilidade e preços.

Riscos de paralisação das atividades

Na produção de energia elétrica podem ocorrer falhas de equipamentos que afetam a produção nas usinas de geração de energia.

11.01 - PROCESSO DE PRODUÇÃO

Os riscos inerentes ao processo produtivo da GERASUL são traduzidos por taxas de indisponibilidade, classificadas em dois grupos:

1. Indisponibilidade forçada, decorrente de paralisações intempestivas de grupos geradores ou equipamentos de serviços auxiliares que venham a restringir a capacidade de produção de energia.

2. Indisponibilidade programada, decorrente de paralisações para manutenção ou revisões planejadas com antecedência.

As indisponibilidades são convertidas em valores estatísticos e utilizadas como subsídios para o cálculo da energia garantida a ser contratada.

As manutenções de máquinas e equipamentos seguem rigorosos cronogramas previstos otimizadamente, contemplados na formulação do Plano de Operação Anual do ONS. Os mesmos podem sofrer revisões por necessidades emergenciais dos equipamentos ou necessidades eletroenergéticas.

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

PROCESSO DE COMERCIALIZAÇÃO

Faturamento

O faturamento de 1999 é demonstrado abaixo:

EMPRESA	ENERGIA		DEMANDA		FATURAMENTO		FATURAMENTO TOTAL
	MWh	VALOR R$	KW	VALOR	CONTRATUAL	COMPLEMENTAR	
AES SUL	3.297.979	98.724.779,51	5.427	11.454.693,33	110.179.472,84	(86.701,28)	110.092.771,56
CEEE	1.366.566	42.550.828,10	3.162	6.885.060,00	49.435.888,10	8.579,23	49.444.467,33
CELESC	7.820.641	179.854.936,29	16.991	27.584.793,33	207.439.729,62	(128.557,72)	207.311.171,90
ENERSUL	1.828.569	40.875.043,49	3.948	6.204.395,00	47.079.438,49	(57.979,96)	47.021.458,53
FURNAS	1.280.315	36.681.351,03	0	0,00	36.681.351,03	941.729,96	37.623.080,99
RGE	2.766.890	76.529.928,98	6.366	12.400.500,00	88.930.428,98	(184.866,57)	88.745.562,41
OUTRAS	0	0,00	0	0,00	0,00	(8.410.610,42)	(8.410.609,93)
TOTAL	**18.360.960**	**475.216.867,40**	**35.894**	**64.529.441,66**	**539.746.309,06**	**(7.918.406,76)**	**531.827.902,79**

O novo modelo setorial que resultou na desverticalização da geração, transmissão e distribuição, representou também o início do processo de privatização das empresas concessionárias federais de energia elétrica. Com este processo, a Centrais Elétricas do Sul do Brasil S.A. - ELETROSUL, que era uma empresa de geração e transmissão, foi cindida para transferir seu parque gerador à nova sociedade denominada GERASUL. A GERASUL foi a primeira das concessionárias federais de geração a ser privatizada.

Outra mudança importante foi a criação do MAE – Mercado Atacadista de Energia, que possibilitou a livre negociação dos contratos de energia, e a possibilidade de surgimento do mercado spot. Para assegurar a operação otimizada do sistema interligado foram criados o ONS – Operador Nacional do Sistema e o MRE – Mecanismo de Realocação de Energia, que viabilizam a operação otimizada, reduzindo o risco hidrológico para cada gerador hidrelétrico.

Para possibilitar a transição do modelo antigo para o novo, a Lei nº 9.648/98 introduziu e regulamentou Contratos Iniciais (CI) de 8 anos de duração, entre Empresas Geradoras e Empresas Distribuidoras. Nos primeiros 5 anos toda a energia assegurada será comercializada a preços e quantidades estabelecidos contratualmente. Nos 3 anos restantes são liberadas a cada ano 25% da energia contratada para livre comercialização, ou seja, disponível para compra ou venda no MAE, ou através de contratos bilaterais de curto prazo.

Na fase transitória, a GERASUL comprometeu toda a sua energia assegurada atual nos Contratos Iniciais com a CELESC, ENERSUL, CEEE, FURNAS, AES-SUL e RGE, empresas que eram supridas pela antiga ELETROSUL, conforme demonstrado a seguir:

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

CONTRATOS INICIAIS

2000	Faturamento							
Suprida	EC MWh	Tar. En. R$/MWh	Fat. R$ Mil	DC MW	Tar. Dem. R$/kW	Fat. R$ Mil	Total R$ Mil	Tar. Média R$/MWh
Total	**21.547.152**	**28,04**	**604.287**	**39.155**	**1,93**	**75.597**	**679.883**	**31,55**
Celesc	9.135.360	24,99	228.293	19.550	1,76	34.408	262.701	28,76
Enersul	2.160.864	24,20	52.293	4.651	1,70	7.907	60.200	27,86
Ceee	1.018.944	33,44	34.073	2.937	2,36	6.931	41.005	40,24
AES -Sul	3.276.432	32,45	106.320	5.527	2,29	12.657	118.977	36,31
RGE	2.679.120	29,91	80.132	6.490	2,11	13.694	93.826	35,02
Furnas	3.276.432	31,49	103.175	-		-	103.175	31,49

2001	Faturamento							
Suprida	EC MWh	Tar. En. R$/MWh	Fat. R$ Mil	DC MW	Tar. Dem. R$/kW	Fat. R$ Mil	Total R$ Mil	Tar. Média R$/MWh
Total	**24.755.760**	**28,11**	**695.829**	**43.272**	**1,93**	**83.439**	**779.268**	**31,48**
Celesc	10.222.920	24,99	255.471	21.632	1,76	38.072	293.543	28,71
Enersul	2.470.320	24,20	59.782	5.272	1,70	8.962	68.744	27,83
Ceee	1.077.480	33,44	36.031	3.338	2,36	7.878	43.909	40,75
AES -Sul	3.442.680	32,45	111.715	5.739	2,29	13.142	124.857	36,27
RGE	2.960.880	29,91	88.560	7.291	2,11	15.384	103.944	35,11
Furnas	4.581.480	31,49	144.271	-		-	144.271	31,49

2002	Faturamento							
Suprida	EC MWh	Tar. En. R$/MWh	Fat. R$ Mil	DC MW	Tar. Dem. R$/kW	Fat. R$ Mil	Total R$ Mil	Tar. Média R$/MWh
Total	**24.755.760**	**28,11**	**695.829**	**43.272**	**1,93**	**83.439**	**779.268**	**31,48**
Celesc	10.222.920	24,99	255.471	21.632	1,76	38.072	293.543	28,71
Enersul	2.470.320	24,20	59.782	5.272	1,70	8.962	68.744	27,83
Ceee	1.077.480	33,44	36.031	3.338	2,36	7.878	43.909	40,75
AES -Sul	3.442.680	32,45	111.715	5.739	2,29	13.142	124.857	36,27
RGE	2.960.880	29,91	88.560	7.291	2,11	15.384	103.944	35,11
Furnas	4.581.480	31,49	144.271	-		-	144.271	31,49

2003	Faturamento							
Suprida	EC MWh	Tar. En. R$/MWh	Fat. R$ Mil	DC MW	Tar. Dem. R$/kW	Fat. R$ Mil	Total R$ Mil	Tar. Média R$/MWh
Total	**18.566.820**	**28,11**	**521.872**	**32.454**	**1,93**	**62.579**	**584.451**	**31,48**
Celesc	7.667.190	24,99	191.603	16.224	1,76	28.554	220.157	28,71
Enersul	1.852.740	24,20	44.836	3.954	1,70	6.722	51.558	27,83
Ceee	808.110	33,44	27.023	2.504	2,36	5.908	32.931	40,75
AES -Sul	2.582.010	32,45	83.786	4.304	2,29	9.857	93.643	36,27
RGE	2.220.660	29,91	66.420	5.468	2,11	11.538	77.958	35,11
Furnas	3.436.110	31,49	108.203	-		-	108.203	31,49

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

2004	Faturamento							
Suprida	EC MWh	Tar. En. R$/MWh	Fat. R$ Mil	DC MW	Tar. Dem. R$/kW	Fat. R$ Mil	Total R$ Mil	Tar. Média R$/MWh
Total	**12.411.792**	**28,11**	**348.868**	**21.636**	**1,93**	**41.719**	**390.587**	**31,47**
Celesc	5.125.464	24,99	128.085	10.816	1,76	19.036	147.122	28,70
Enersul	1.238.544	24,20	29.973	2.636	1,70	4.481	34.454	27,82
Ceee	540.216	33,44	18.065	1.669	2,36	3.939	22.004	40,73
AES -Sul	1.726.056	32,45	56.011	2.870	2,29	6.571	62.582	36,26
RGE	1.484.496	29,91	44.401	3.646	2,11	7.692	52.093	35,09
Furnas	2.297.016	31,49	72.333	-		-	72.333	31,49

2005	Faturamento							
Suprida	EC MWh	Tar. En. R$/MWh	Fat. R$ Mil	DC MW	Tar. Dem. R$/kW	Fat. R$ Mil	Total R$ Mil	Tar. Média R$/MWh
Total	**6.188.940**	**28,11**	**173.957**	**10.818**	**1,93**	**20.860**	**194.817**	**31,48**
Celesc	2.555.730	24,99	63.868	5.408	1,76	9.518	73.386	28,71
Enersul	617.580	24,20	14.945	1.318	1,70	2.241	17.186	27,83
Ceee	269.370	33,44	9.008	835	2,36	1.969	10.977	40,75
AES -Sul	860.670	32,45	27.929	1.435	2,29	3.286	31.214	36,27
RGE	740.220	29,91	22.140	1.823	2,11	3.846	25.986	35,11
Furnas	1.145.370	31,49	36.068	-		-	36.068	31,49

A energia produzida acima dos volumes contratados é liquidada no MAE, podendo ser utilizada pelo MRE – Mecanismo de Realocação de Energia, na otimização ou no mercado *spot*.

As energias não contratadas, em princípio, serão comercializadas no Mercado *Spot*, cuja tarifa de energia, estabelecida hora a hora pelo Agente Operador, é calculada em função de custos marginais.

DISTRIBUIÇÃO

A GERASUL não realiza a distribuição (varejo) da energia produzida. Esta atividade pertence a outros agentes da indústria de energia elétrica, especificamente as concessionárias distribuidoras.

MERCADOS

A GERASUL atua como produtora de energia elétrica, realizando suprimentos aos Estados que formam o sistema geo-elétrico do Sul, compreendendo os Estados do Rio Grande do Sul, Paraná, Santa Catarina e Mato Grosso do Sul. Atua ainda como complementadora do mercado de energia elétrica da Região Sudeste.

No que se refere ao Mercosul, a GERASUL possui contrato com a Argentina para a compra de 300 MW, a partir de maio de 2000, proporcionando uma forte interligação elétrica do Brasil com o país vizinho, consolidando a presença da Companhia no setor elétrico do Mercosul.

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

A área de atuação nacional concentra uma população de aproximadamente 25 milhões de habitantes, responde por aproximadamente 19% do PIB brasileiro e possui 928.271 quilômetros quadrados.

Os atuais clientes são as distribuidoras de energia elétrica - Companhia Estadual de Energia Elétrica - CEEE, AES-SUL e RGE no Rio Grande do Sul, Centrais Elétricas de Santa Catarina S.A. - CELESC em Santa Catarina e Companhia Energética de Mato Grosso do Sul S.A. - ENERSUL no Mato Grosso do Sul, além de Furnas Centrais Elétricas S.A., empresa supridora das regiões Sudeste e Centro-Oeste.

A tabela abaixo apresenta a expectativa de crescimento do mercado de eletricidade para o Brasil e regiões geo-elétricas ao longo do período 1998/2009. Observa-se que a Região Sul apresenta um crescimento médio, no período 1998/2009, superior ao do país, 5,6% a.a. contra 4,6% a.a., resultando num aumento de sua participação de 16,6% em 1998, para 18,4% em 2009.

BRASIL E REGIÕES GEOELÉTRICAS

CONSUMO TOTAL - TWh

ANO	NORTE	NORDESTE	SUDESTE	SUL	BRASIL
1998	17,0	38,1	177,9	46,3	279,3
2004	23,0	56,2	213,9	65,3	358,4
2009	31,4	72,8	271,3	84,5	460,0

TAXAS DE CRESCIMENTO - % A.A.

ANO	NORTE	NORDESTE	SUDESTE	SUL	BRASIL
1998/04	5,2	6,7	3,1	5,9	4,2
2004/09	6,4	5,3	4,9	5,3	5,1
1998/09	5,7	6,1	3,9	5,6	4,6

PARTICIPAÇÃO DAS REGIÕES NO MERCADO %

ANO	NORTE	NORDESTE	SUDESTE	SUL	BRASIL
1998	6,1	13,6	63,7	16,6	100,0
2004	6,1	15,0	61,0	17,9	100,0
2009	6,8	15,8	59,0	18,4	100,0

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

11.03 - POSICIONAMENTO NO PROCESSO COMPETITIVO

A recente reforma do modelo do setor elétrico brasileiro está transformando este segmento econômico, de estatal e monopolista, para privado e competitivo.

No novo modelo, novos conceitos tais como: Mercado Atacadista de Energia (MAE), Mercado Spot, Empresas Comercializadoras de Energia e Consumidores Livres, definem o caráter competitivo do setor.

Para viabilizar a privatização foi proposta a desverticalização do Setor. Empresas com atividades conjuntas de geração, transmissão e distribuição deverão ser divididas em diversas empresas específicas de geração, transmissão, distribuição e comercialização.

Participam do MAE, empresas geradoras, comercializadoras, distribuidoras e consumidores livres. Através de contratos bilaterais as geradoras comercializam sua energia gerada com as comercializadoras, distribuidoras e consumidores livres.

Um Agente Operador Independente opera o sistema elétrico e outro administra a liquidação dos contratos. Os critérios de otimização do sistema elétrico são aplicados, considerando que a geração de eletricidade no Brasil é principalmente hidráulica e excessos de energia, fora dos contratos, são produzidos e comercializados no Mercado Spot com tarifas que dependem do custo marginal de energia, bem como da operação otimizada do sistema.

A transmissão é feita através de um "grid" de transmissão. Contratos de uso e de conexão ao "grid" tem que ser firmados. Um consumidor livre (*) pode comprar energia de qualquer empresa geradora, se produtor independente, ou de qualquer comercializadora ou distribuidora do MAE. As distribuidoras podem, se desejarem, comprar energia dos diversos fornecedores do MAE, caracterizando-se, desta forma, um mercado fortemente competitivo.

A GERASUL, sendo uma empresa geradora, surge inicialmente neste novo modelo competitivo como um fornecedor de energia do MAE.

A participação do parque gerador atualmente integrante do patrimônio da GERASUL, no mercado de energia elétrica da região sul/sudeste/centro-oeste foi de 66,0% em 1996, de 67,9% em 1997 e 1998, e de 37,6% em 1999, enquanto que em nível nacional, sua participação foi de 5,97%, em 1998, e 6,43%,em 1999.

(*) De acordo com a Resolução 244, da ANEEL, de 13.08.98, classificam-se como consumidores livres: (1) consumidores cuja demanda contratada totalize, no mínimo, 10 MW (em tensão superior a 69 Kv); (2) consumidores ligados após 08 de julho de 1995, cuja demanda contratada totalize o mínimo de 3 MW (em qualquer tensão); e (3) consumidores ligados antes de 08 de julho de 1995, cuja demanda contratada totalize o mínimo de 3 MW (em tensão superior a 69 Kv). A contratação livre, nesse caso, ocorrerá somente a partir de 08 de julho de 2000.

11.03 - POSICIONAMENTO NO PROCESSO COMPETITIVO

12.01 - PRINCIPAIS PATENTES, MARCAS COMERCIAIS E FRANQUIAS

A Companhia protocolou em 10/02/98, sob o n° 820569313, o pedido de registro da marca "GERASUL" e da respectiva logomarca no Instituto Nacional de Propriedade Industrial - INPI. O processo permanece em tramitação naquele Instituto.

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

13.01 - PROPRIEDADES RELEVANTES

1 - ITEM	2 - TIPO DE PROPRIEDADE	3 - ENDEREÇO
01	COMPLEXO TERMEL.JORGE LACERDA - 857 MW	AV. PAULO SANTOS MELLO, S/Nº - CENTRO
02	USINA TERMELÉTRICA CHARQUEADAS - 72 MW	RUA GEÓLOGO WHITE, S/Nº - CENTRO
03	USINA TERMELÉTRICA ALEGRETE - 66 MW	RUA JOÃO GALANT, S/Nº - IBIRAPUITÃ
04	USINA HIDRELÉTRICA PASSO FUNDO - 226 MW	USINA HIDRELÉTRICA PASSO FUND
05	USINA HIDRELÉTRICA SALTO OSÓRIO-1.078 MW	RODOVIA PR-473, KM 33
06	USINA HIDREL.SALTO SANTIAGO - 1.420 MW	RODOVIA BR 158, KM 42

1 - ITEM	4 - MUNICÍPIO	5 - UF	6 - ÁREA TOTAL (MIL M²)	7 - ÁREA CONSTRUÍDA (MIL M²)	8 - IDADE (ANOS)	9 - SEGURO	10 - HIPOTECA	11 - ALUGADA DE TERCEIROS	12 - DATA DO CONTRATO	13 - TÉRMINO LOCAÇÃO	14 - OBSERVAÇÃO
01	CAPIVARI DE BAIXO	SC	2.561,322	51,468	5	SIM	NÃO	NÃO			
02	CHARQUEADAS	RS	124,334	7,308	16	SIM	NÃO	NÃO			
03	ALEGRETE	RS	204,274	8,624	20	SIM	NÃO	NÃO			
04	ENTRE RIOS DO SUL	RS	148.571,600	13,199	21	SIM	NÃO	NÃO			
05	QUEDAS DO IGUAÇU	PR	44.427,286	13,251	21	SIM	NÃO	NÃO			
06	SAUDADE DO IGUAÇU	PR	195.714,893	11,412	21	SIM	NÃO	NÃO			

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

13.01 - PROPRIEDADES RELEVANTES

1 - ITEM	2 - TIPO DE PROPRIEDADE	3 - ENDEREÇO
07	OBRA USINA HIDREL. DE ITÁ - 1.450 MW	AV. TANCREDO NEVES, 98 - CENTRO
08	OBRA USINA TERMEL. JACUÍ I - 350 MW	RODOVIA RS-401, KM 27 - GRANJA CAROLA
09	OBRA USINA HIDREL.DE MACHADINHO-1.140 MW	RUA PARANÁ, 148 - BAIRRO BALNEÁRIO
10	EDIFÍCIO SEDE	RUA ANTONIO DIB MUSSI, 366

1 - ITEM	4 - MUNICÍPIO	5 - UF	6 - ÁREA TOTAL (MIL M²)	7 - ÁREA CONSTRUÍDA (MIL M²)	8 - IDADE (ANOS)	9 - SEGURO	10 - HIPOTECA	11 - ALUGADA DE TERCEIROS	12 - DATA DO CONTRATO	13 - TÉRMINO LOCAÇÃO	14 - OBSERVAÇÃO
07	ITÁ	SC	152.096,245	12,422	2	SIM	NÃO	NÃO			
08	CHARQUEADAS	RS	2.197,165	15,765	2	SIM	NÃO	NÃO			
09	PIRATUBA	SC	14.956,127	0,000	2	SIM	NÃO	NÃO			
10	FLORIANÓPOLIS	SC	0,992	5,830	15	SIM	NÃO	SIM	01/07/1999	30/11/2002	

14.01 - PROJEÇÕES EMPRESARIAIS E/OU DE RESULTADOS

14.02 - INFORMAÇÕES RECOMENDÁVEIS, MAS NÃO OBRIGATÓRIAS

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

GERAL

Até 23.12.97 o parque gerador da Companhia integrava o patrimônio da Centrais Elétricas do Sul do Brasil S.A. - ELETROSUL, tendo sido vertido à GERASUL através das operações de cisão e de incorporação ocorridas em 23.12.97 e 29.04.98, respectivamente, conforme mencionado no Grupo 09 - Quadro 01.

As tarifas praticadas pela ELETROSUL, até a data da cisão, contemplavam o preço da energia gerada e de sua transmissão não distinguindo o valor correspondente a cada um desses dois segmentos de negócio.

A GERASUL, desta forma, não tem condições de produzir informações sobre a formação de resultados de exercícios pretéritos concernentes ao segmento geração de energia pertencente anteriormente à ELETROSUL.

14.05 - PROJETOS DE INVESTIMENTO

Encontram-se em desenvolvimento diversos projetos relevantes, não somente pela alta capacidade de ampliação do parque de produção de energia elétrica da Companhia, mas também pelo atendimento à demanda do mercado de energia elétrica nacional.

USINA HIDRELÉTRICA DE MACHADINHO

A Usina de Machadinho, com potência instalada de 1.140 MW e data prevista para geração comercial em agosto de 2002, está sendo construída em parceria com um grupo de onze empresas conforme participação descrita a seguir. A usina está sendo implantada no Rio Pelotas, a jusante da foz do rio Inhandava, na divisa entre os municípios de Piratuba, no Estado de Santa Catarina, e Maximiliano de Almeida, no Estado do Rio Grande do Sul.

Empresa	Participação no empreendimento (%)
Alcoa Alumínio S.A.	19,72
GERASUL	16,94
CELESC	12,16
Companhia Brasileira de Alumínio	9,04
S.A. Indústria Votorantim	7,88
Cia. de Cimento Portland Rio Branco	7,88
Vale Sul Alumínio S.A.	7,28
CEEE	4,86
Camargo Corrêa Industrial	4,63
COPEL	4,32
Inepar S.A. Indústria e Construções	2,89
Departamento Municipal de Eletricidade - DME	2,40

Em 15 de janeiro de 1997 foi assinado entre ELETROSUL, atual GERASUL, e o GEAM, o Contrato de Constituição de Consórcio e em 15 de julho de 1997 foi assinado com o DNAEE, atual ANEEL, o Contrato de Concessão n.º 009/97, que compartilha a concessão entre as empresas integrantes do Consócio Machadinho.

Participação da GERASUL no empreendimento

De acordo com os contratos anteriormente mencionados, alguns dos direitos e comprometimentos da GERASUL no empreendimento serão:

Direitos

- ter prioridade na aquisição do excedente de energia assegurada ofertada pelas demais consorciadas;

- comercializar, a seu livre critério, a sua participação nas disponibilidades de energia e potência definidas pelo GCPS e GCOI, e a energia e potência produzidas na usina, inclusive a secundária;

14.05 - PROJETOS DE INVESTIMENTO

- A participação da GERASUL no projeto garantirá à Companhia um ganho de cerca de 80 MW em energia garantida.

Obrigações nas diversas etapas do projeto

ETAPA			RESPONSABILIDADE DA GERASUL	STATUS
I	-	Adequação do projeto Básico obtenção da Licença de Instalação	Execução e custos integrais	concluído
II	-	Implantação do empreendimento	Execução e custos das atividades de gerenciamento técnico do controle de qualidade	em execução
III	-	Operação e Manutenção	Execução e custos integrais	não iniciado

- A GERASUL é responsável, não incluindo os custos diretos de implantação, pelas atividades relativas ao reservatório e suas imediações, incluindo relacionamento com a população atingida, sendo responsável ainda, por aspectos como: medidas para proteção da flora, fauna, limpeza da área de inundação, e medidas de controle e recuperação de áreas desagregadas, remanejamento da população, relocação e readequação da Infra-estrutura e medidas de salvamento do patrimônio histórico, cultural, paisagístico e arqueológico.

Cronograma do Empreendimento

Para implantação da Usina, o GEAM contratou a UNEMAC, cujas obras tiveram início em março/98 e estão dentro do cronograma, estando já concluídas as obras de desvio, e em construção a barragem e a casa de força. Prosseguem as escavações na área do vertedouro, tomada d'água e túneis forçados.
Até dezembro de 1999 a implantação do empreendimento atingiu um progresso físico global de 41,63%, apresentando por área os seguintes avanços:

1. - PROJETOS SÓCIO-AMBIENTAIS	**43,65%**
2. - OBRAS CIVIS	**51,22%**
- Desmatamento (m^2)	97,83%
- Escavação comum (m^3)	68,94%
- Escavação em rocha (m^3)	65,38%
- Concreto (m^3)	15,35%
- Aterros (m^3)	48,40%

3. – FORNECIMENTO DE EQUIPAMENTOS: 24,23%

14.05 - PROJETOS DE INVESTIMENTO

4. – MONTAGEM ELETROMECÂNICA: 12,45%.

Investimentos

Até a conclusão da obra, a GERASUL irá investir R$45,1 milhões, correspondente à sua participação no projeto, conforme cronograma a seguir:

R$ milhão

2000	2001	2002	2003	2004	TOTAL
9,6	12,8	16,8	5,1	0,8	45,1

Aspectos sociais

A implementação do reservatório, que inundará 495 propriedades no Estado de Santa Catarina e 645 no Estado do Rio Grande do Sul, está sendo realizada com a participação da população afetada e seguindo rigorosamente os programas ambientais, aprovados pelos órgãos competentes.

USINA HIDRELÉTRICA DE ITÁ

A GERASUL está construindo, também em parceria com a iniciativa privada, a Usina Hidrelétrica ITÁ, empreendimento que se localiza no rio Uruguai, fronteira dos Estados de Santa Catarina e Rio Grande do Sul.

A associação entre a ELETROSUL e as Empresas Associadas na ITÁ energética - ITASA - consórcio constituído pela Companhia Siderúrgica Nacional - CSN, Poliolefinas - PSA, OPP Petroquímica S.A, e pela Companhia de Cimento Itambé ("O consórcio") resultou nas seguintes participações no empreendimentos:

Empresa	Participação no Empreendimento (%)
GERASUL	38,92
Companhia Siderúrgica Nacional - CSN	29,77
OPP - Polietilenos S.A. - PSA	17,86
OPP - Petroquímica S.A.	11,91
Companhia de Cimento Itambé - ITAMBÉ	1,53

Obrigações da GERASUL no empreendimento:

Entre os compromissos assumidos com base no edital de licitação da UHE - ITÁ destacam-se :

- realizar investimentos complementares na área do reservatório. A participação da Companhia no consórcio envolve várias atividades relativas as áreas do reservatório e de infra-estrutura para as obras civis, incluindo acampamento, escavações em solo e terraplanagem dos canteiros industriais;

- realizar investimentos relativos à integração da UHE- ITÁ à malha do SINTREL;

- realizar investimentos pertinentes à ampliação da subestação e a sua interligação com a UHE;

14.05 - PROJETOS DE INVESTIMENTO

- assegurar a energia e a demanda garantida dos demais consorciados, e absorver eventuais variações relativas aos valores anuais definidos pelos GCPS/GCOI na geração da UHE;

- propiciar aos demais consorciados participação proporcional nos acréscimos de energia garantida decorrentes de outros aproveitamentos na bacia do Rio Uruguai;

- propiciar a utilização pela UHE- ITÁ da infra-estrutura de telecomunicações da ELETROSUL;

- assegurar a operação e manutenção da UHE - ITÁ.

Adicionalmente à sua participação na associação e na produção da Usina, a estrutura comercial do empreendimento assegura à Companhia o direito de recompra de 9% da energia gerada a um custo pré-fixado de cerca de US$ 15/MWh, o que representa um custo bastante interessante.
Sua participação acionária na associação é de 38,92%, o que eqüivale a cerca de 260 MW de energia firme. Este montante de energia considera a geração total de 668 MW médios, equivalentes a 5.852 GWh/ano, não considerando os benefícios de outros aproveitamentos previstos no rio Uruguai.

A participação da ITASA está relacionada com a implantação da Usina e do respectivo financiamento. No total, a GERASUL terá o direito de comercializar 47,92% da energia garantida da Usina, equivalente a 320 MW.

Cronograma do empreendimento

O cronograma das obras, definido pelo Consórcio, considera as seguintes datas marco:

Início das Obras	01/03/96
Início da concretagem da Casa de Força	15/05/97
Início da montagem da Casa de Força	01/07/97
Início do desvio do rio	01/09/97
Início do enchimento do reservatório	31/12/99
Geração da Unidade 1	30/06/2000
Geração da Unidade 2	30/09/2000
Geração da Unidade 3	30/01/2001
Geração da Unidade 4	30/05/2001
Geração da Unidade 5	30/09/2001

Este cronograma está sendo seguido rigorosamente, com produções bastante elevadas, mas dentro dos requisitos de qualidade predefinidos. O desvio do rio foi realizado em setembro de 1997, e em dezembro de 1999 foi iniciado o enchimento do reservatório.

As obras civis da Usina estão sendo executadas pela empreiteira CBPO - Companhia Brasileira de Projetos e Obras S.A, em regime de *"Turn Key"*. Este esquema determina uma fiscalização diferente do tradicionalmente utilizado nas Obras do Setor Elétrico. A supervisão das obras está sendo exercida pela gerencia técnica do controle de qualidade da GERASUL e por consultores internacionais contratados pela empreiteira e pela ENGEVIX, visando garantir os resultados dentro da conformidade técnica.

14.05 - PROJETOS DE INVESTIMENTO

Segundo os relatórios de andamento, os seguintes percentuais de serviço tinham sido realizados até o mês de dezembro de 1999:

OBRAS CIVIS	98,8%
MONTAGEM ELETROMECÂNICA	73,3%

Investimentos

Até a conclusão da obra, a Gerasul fará os seguintes investimentos:

2000	R$ 53,3 milhões
2001	R$ 7,0 milhões
Total	R$ 60,3 milhões

Aspectos Sociais

No que diz respeito às questões sociais, a condução do projeto tem merecido elogios de órgãos internacionais. A cidade que existia na época do início das obras da usina foi inundada, mas uma nova cidade - Nova Itá - foi construída e já conta com infra-estrutura integralmente concluída. Este projeto foi definido em conjunto com a comunidade e órgãos do Município e do Estado.

USINA TERMELÉTRICA JACUÍ

A retomada das obras de Jacuí poderá ocorrer tão logo sejam viabilizados os contratos de compra e venda de energia, os chamados PPAs – *Power Purchase Agreements*, atualmente em negociação com a ANEEL sobre os limites que devem ser praticados. O financiamento da obra já obteve do Banco Nacional de Desenvolvimento Econômico e Social – BNDES, o enquadramento do projeto. O suprimento de combustível está garantido com termo de compromisso firmado com as empresas mineradoras locais. Forma recebidas proposta de conclusão da obra, em valores compatíveis com as necessidades do plano de viabilização econômica. Em relação ao licenciamento ambiental, a Companhia está procedendo a atualização e complementação, de acordo com programação do órgão ambiental do Estado do Rio Grande do Sul.

Características da Usina:

- Localização: Charqueadas, 50 km de Porto Alegre, RS
- Potência Instalada: 357 MW
- Combustível: Carvão mineral pulverizado
- Estágio: Conclusão parcial de 40 %
- Investimento para conclusão: R$ 373 milhões a preços de 31 de dezembro de 1999
- Operação: 32 meses a partir da retomada do projeto.

14.05 - PROJETOS DE INVESTIMENTO

USINA TERMELÉTRICA WILLIAN ARJONA

Esta usina tem a seguinte configuração:

- Localização: Campo Grande – MS;
- Potência Instalada: 120 MW (3 unidades de 40 MW);
- Combustível: Gás Natural (óleo combustível enquanto o gás não estiver disponível);
- Investimento Total: R$ 89 milhões;
- Operação:
  - 1ª Unidade – 31/03/1999
  - 2ª Unidade – 30/09/1999
  - 3ª Unidade – 31/03/2000

Em fevereiro de 2000, ocorreu a compra da ENERSUL de 2 unidades de 40 MW, com parte do pagamento em dinheiro e transferência de empréstimo no valor de US$ 20 milhões.

A Companhia está analisando a instalação da terceira unidade de 40 MW.

INTERLIGAÇÃO ARGENTINA

A Companhia firmou contrato com a CIEN – Companhia de Interconexão Energética, por um prazo de 20 anos, para a compra de 300 MW de potência firme com energia associada, para ser disponibilizada na subestação de ITÁ, da ELETROSUL. Os preços da potência firme e da energia associada serão reajustados a cada 12 meses, com base na variação do IGP-M verificada no período. O contrato poderá sofrer revisão na hipótese da ocorrência de variações imprevisíveis na cotação do dólar norte-americano (cotação Ptax800, opção 5, apurada pelo Banco Central). Neste caso, a revisão contratual terá que ser solicitada pelas partes ao poder concedente (ANEEL). Os preços de referência do contrato (base setembro/99) são: potência – R$ 11,12/kW/mês; energia – R$ 19,67/MWh. A comercialização ocorrerá inicialmente no âmbito dos contratos iniciais.

USINA HIDRELÉTRICA CANA BRAVA

A Gerasul detém o controle (99,99% das ações) da Companhia Energética Mercosul – CEM, uma SPC – Special Purpose Company, que está construindo a Usina Hidrelétrica Cana Brava, localizada no Rio Tocantins, Estado de Goiás, cujas características principais são:

- Potência Instalada: 450 MW
- Energia Assegurada: 274 MW médios
- Localização: Rio Tocantins, entre os Municípios de Minaçu e Cavalcante, no norte do Estado de Goiás e a 50 Km à jusante da Usina Serra da Mesa
- Cronograma do empreendimento

Início das Obras:	maio/1999
Enchimento do Reservatório:	agosto/2002
Geração Unidade I:	outubro/2002

14.05 - PROJETOS DE INVESTIMENTO

Geração Unidade II: dezembro/2002
Geração Unidade III: janeiro/2003

- Investimentos: até a conclusão do empreendimento, serão investidos ainda R$ 454,8 milhões, a preços de dezembro de 1999, conforme cronograma a seguir:

Investimentos UHE Cana Brava – R$ Milhões			
2000	2001	2002	2003
138,6	194,6	120,8	0,8

- Contrato Principal: foi assinado em 22 de dezembro de 1998, o contrato tipo *"Turn Key Lump Sum"* com o consórcio formado pelas empresas: Construtora Norberto Odebrecht, Andrade Gutierrez, Siemens e Voith. Os contratos abrangem a realização das obras civis principais, fornecimento, montagem e comissionamento dos equipamentos.

- Mercado Consumidor: a energia produzida pela Usina Cana Brava estará direcionada prioritariamente para os Estados da região Centro-Oeste e para o Nordeste do país, em especial à Bahia, concomitante à conclusão das obras da linha de transmissão Serra da Mesa – Salvador, em 2002.

- Contratos Iniciais: a energia de Cana Brava não está incluída nos Contratos Iniciais, devendo ser objeto de contratos bilaterais com as distribuidoras locais.

- Financiamento: 35% BNDES; 35% BID (ainda não contratado) e 30% capital próprio.

14.05 - PROJETOS DE INVESTIMENTO

15.01 - PROBLEMAS AMBIENTAIS

As atividades de geração de energia elétrica de origens hidráulica e térmica, pela sua natureza, são enquadradas na Legislação Ambiental como atividades potencialmente poluidoras.

Todas as usinas da GERASUL, em operação e em construção, estão regulares em relação ao Licenciamento Ambiental perante aos órgãos competentes de Meio Ambiente.

A degradação ambiental e a poluição podem advir de falhas ou acidentes nos sistemas de controle das Usinas, tendo como conseqüência a aplicação de penalidades pelos órgãos de Meio Ambiente.

Outro ponto que pode gerar desrespeito ou infração à Legislação é o não atendimento das condições de validade das Licenças Ambientais, que são renovadas periodicamente.

Nos últimos 10 anos, na atividade de geração de energia elétrica, a Companhia nunca sofreu qualquer tipo de paralisação ou redução de produção por exigência dos órgãos ambientais.

15.01 - PROBLEMAS AMBIENTAIS

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

1- ITEM	2 - DESCRIÇÃO	3 - % PATRIMÔNIO LÍQUIDO	4 - % LUCRO LÍQUIDO	5 - PROVISÃO	6 - VALOR (Reais Mil)
01	TRABALHISTA	0,00	0,00		0
02	FISCAL/TRIBUTÁRIA	0,00	0,00		0
03	OUTRAS	0,00	0,00		0

17.01 - OPERAÇÕES COM EMPRESAS RELACIONADAS

A Gerasul comprou da Tractebel Sul Ltda, através do "CONTRATO DE COMPRA E VENDA DE BÔNUS DE SUBSCRIÇÃO DE AÇÕES", assinado em 18/05/99, 200 Bônus de subscrição em ações da Companhia Energética Meridional, pelos quais pagará R$ 44.289.295,00 da seguinte forma:

a) O valor de R$ 15.000.000,00 em 4 parcelas semestrais, atualizadas pelo IGPM acrescido de 12% a.a.;
b) O valor de R$ 29.289.295,00, até 60 dias após a assinatura do contrato de empréstimo entre a Companhia Energética Meridional e o BID, atualizado pelo IGPM acrescido de 12% a.a..

17.01 - OPERAÇÕES COM EMPRESAS RELACIONADAS

18.01 - ESTATUTO SOCIAL

18.01 - ESTATUTO SOCIAL

CAPÍTULO I
Da Denominação, Organização, Sede, Duração e Objeto

Art. 1.º - As Centrais Geradoras do Sul do Brasil S.A., que usará a sigla GERASUL, é uma sociedade por ações.

Art. 2.º - A Companhia tem sede e escritório na cidade de Florianópolis, Santa Catarina, à rua Antônio Dib Mussi, 366, Centro, podendo criar sucursais, filiais, agências e escritórios no País e no exterior.

Art. 3.º - A Companhia tem prazo de duração indeterminado.

Art. 4.º - A Companhia tem por objeto social:

I - realizar estudos, projetos, construção e operação de usinas produtoras de energia elétrica, bem como a celebração de atos de comércio decorrentes dessas atividades;

II - participar de pesquisas de interesse do setor energético, ligadas à geração e distribuição de energia elétrica, bem como de estudos de aproveitamento de reservatório para fins múltiplos;

III - contribuir para a formação de pessoal técnico necessário ao setor de energia elétrica, bem como para a preparação de operários qualificados, através de cursos especializados;

IV - participar de entidades destinadas à coordenação operacional de sistemas elétricos interligados;

V - participar de associações ou organizações de caráter técnico, científico e empresarial de âmbito regional, nacional ou internacional, de interesse para o setor de energia elétrica;

VI - colaborar para a preservação do meio ambiente no exercício de suas atividades;

VII - colaborar com os programas relacionados com a promoção e incentivo à indústria nacional de materiais e equipamentos destinados ao setor de energia elétrica, bem como para sua normalização técnica, padronização e controle de qualidade; e

VIII - participar, como sócio, quotista ou acionista, de outras sociedades no setor de energia.

CAPÍTULO II
Do Capital e das Ações

Art. 5.º - O Capital Social subscrito da Companhia é de R$ 2.085.977.553,77 (dois bilhões, oitenta e cinco milhões, novecentos e setenta e sete mil, quinhentos e cinqüenta e três reais e setenta e sete centavos) dividido em 454.100.458.846 (quatrocentos e cinqüenta e quatro bilhões, cem milhões, quatrocentos e cinqüenta e oito mil, oitocentos e quarenta e seis) ações ordinárias nominativas, 73.460.000 (setenta e três milhões, quatrocentos e sessenta mil) ações preferenciais nominativas da classe A e 84.917.297.330 (oitenta e quatro bilhões, novecentos e dezessete milhões, duzentos e noventa e sete mil, trezentos e trinta) ações preferenciais nominativas da classe B, todas sem valor nominal.

18.01 - ESTATUTO SOCIAL

§ 1.° - A Companhia poderá emitir ações preferenciais até o limite de 2/3 (dois terços) do Capital Social, sem guardar proporção com as demais existentes, as quais concorrerão em igualdade de condições com as ações ordinárias.

§ 2.° - As ações ordinárias nominativas, com direito a voto, e ações preferenciais nominativas, sem direito a voto, poderão ser mantidas em contas de depósito em nome dos respectivos titulares, sob o regime escritural, sem emissão de certificados, em instituição financeira designada pelo Conselho de Administração.

§ 3.° - Sempre que houver transferência de propriedade de ações, a instituição financeira depositária poderá cobrar, do acionista alienante, o custo concernente ao serviço de tal transferência, observados os limites máximos fixados pela Comissão de Valores Mobiliários.

§ 4.° - As ações preferenciais nominativas não podem ser convertidas em ações ordinárias e terão prioridade no reembolso do capital e na distribuição de dividendos.

§ 5.° - As ações preferenciais nominativas da classe A terão prioridade na distribuição de dividendos não inferiores a 2% (dois por cento), à taxa legal de remuneração do investimento das empresas de energia elétrica, dividendos esses calculados sobre o capital próprio a essa espécie e classe de ações, a serem entre elas rateados igualmente.

§ 6.° - As ações preferenciais nominativas da classe B terão prioridade na distribuição de dividendos de 6% (seis por cento) ao ano, sobre o capital próprio a essa espécie e classe de ações, dividendos esses a serem entre elas rateados igualmente.

§ 7.° - As ações preferenciais nominativas participarão, em igualdade de condições, com as ações ordinárias nominativas na distribuição dos dividendos, depois de a estas ser assegurado o menor dos dividendos mínimos previstos nos §§ anteriores.

Art. 6.° - A Companhia poderá emitir debêntures simples ou conversíveis em ações.

Parágrafo único - A integralização de debêntures conversíveis em ações obedecerá às normas estabelecidas pela Assembléia Geral, a qual poderá delegar ao Conselho de Administração a fixação ou a atualização das condições dos títulos.

Art. 7.° - Os aumentos de capital da Companhia serão realizados mediante subscrição pública ou particular de ações, por conversão de debêntures ou incorporação de reservas, capitalizando-se os recursos através das modalidades admitidas em lei, e a integralização das ações obedecerá às normas e condições estabelecidas pelo seu Conselho de Administração.

Parágrafo único - O acionista que não fizer o pagamento de acordo com as normas e condições a que se refere o presente artigo, ficará de pleno direito constituído em mora, aplicando-se atualização monetária, juros de 12% (doze por cento) ao ano e a multa de 10% (dez por cento) sobre o valor da prestação vencida.

Art. 8.° - A Companhia está autorizada a, por deliberação do Conselho de Administração, independentemente de reforma estatutária, aumentar o seu capital social até o limite de R$ 4.500.000.000,00 (quatro bilhões e quinhentos milhões de reais).

18.01 - ESTATUTO SOCIAL

§ 1.° - Além das outras condições referentes à emissão de novas ações, caberá ao Conselho de Administração determinar o preço de emissão e o prazo de integralização das ações subscritas.

§ 2.° - Os aumentos de capital poderão ser feitos sem necessidade de se guardar proporção entre as ações preferenciais e ordinárias, observado o disposto no § 1.° do art. 5.°.

§ 3.° - O Conselho de Administração poderá aprovar a emissão de novas ações sem direito de preferência para os antigos acionistas se a colocação for feita mediante venda em bolsa de valores, subscrição pública ou permuta por ações em oferta pública de aquisição do controle.

Art. 9.° - A Companhia poderá emitir títulos unitários ou múltiplos de ações. Os grupamentos ou desdobramentos serão feitos a pedido do acionista correndo por sua conta as despesas com a substituição dos títulos.

Parágrafo único - Os serviços de conversão, transferência e desdobramento de ações poderão ser transitoriamente suspensos, observadas as normas e limitações estabelecidas na legislação em vigor.

CAPÍTULO III
Das Assembléias Gerais

Art. 10 - A Assembléia Geral Ordinária realizar-se-á dentro dos 4 (quatro) primeiros meses seguintes ao término do exercício social, em dia e hora previamente fixados, para:

I - tomar as contas dos administradores, examinar, discutir e votar as demonstrações financeiras;

II - *deliberar sobre a destinação do Lucro Líquido do exercício e a distribuição de dividendos;* e

III - eleger os membros do Conselho Fiscal e, quando for o caso, os membros do Conselho de Administração.

Art. 11 – A Assembléia Geral reunir-se-á extraordinariamente sempre que necessário, observadas em sua convocação, instalação e deliberações as prescrições legais e estatutárias pertinentes.

Art. 12 - A mesa que dirigirá os trabalhos da Assembléia Geral será constituída pelo Presidente do Conselho de Administração ou, na sua ausência ou impedimento, por quem a Assembléia escolher, e por um secretário, escolhido dentre os presentes.

Art. 13 - O Edital de Convocação poderá condicionar a presença do acionista na Assembléia Geral ao cumprimento dos requisitos previstos em lei, devendo, para tanto, apresentar documento que comprove sua qualidade de acionista, podendo o depósito de tais documentos ser exigido com 72 (setenta e duas) horas de antecedência do dia marcado para a realização da Assembléia.

CAPÍTULO IV
Da Administração

Art. 14 - A Companhia será administrada por um Conselho de Administração e uma Diretoria Executiva.

18.01 - ESTATUTO SOCIAL

Art. 15 - A Assembléia Geral fixará a remuneração dos administradores. Se a remuneração for estabelecida de forma global, o Conselho de Administração deverá deliberar sobre o seu rateio entre os seus membros e os Diretores.

CAPÍTULO V
Do Conselho de Administração

Art. 16 - O Conselho de Administração será composto de até 7 (sete) membros, sendo um o Presidente do Conselho, escolhido pelos acionistas, com mandato de 3 (três) anos, permitida a reeleição.

§ 1.º - Um dos membros do Conselho de Administração será proposto pelos empregados da Companhia e eleito nos termos de acordo de acionistas entre estes e o acionista controlador.

§ 2.º - Em ocorrendo a vacância no Conselho de Administração, os acionistas deverão ser convocados, na forma da lei, para, em Assembléia Geral, elegerem o substituto.

Art. 17 - O Conselho de Administração reunir-se-á, de ordinário, bimestralmente e, extraordinariamente, sempre que o interesse da Companhia exigir, mediante convocação na forma deste Estatuto.

Art. 18 – As reuniões do Conselho de Administração serão convocadas pelo seu Presidente ou por membros que representem, no mínimo, 1/3 (um terço) dos seus membros, ficando dispensada a convocação na hipótese de comparecerem todos os membros. O Conselho de Administração deliberará por maioria de votos, cabendo ao seu Presidente, em caso de empate, o voto de qualidade.

Art. 19 – O Conselho de Administração terá as seguintes atribuições:

I – fixar a orientação geral dos negócios da Companhia;

II – eleger e destituir os Diretores e fixar-lhes as atribuições, observado o disposto neste Estatuto;

III – fiscalizar a gestão dos Diretores;

IV - estabelecer limites e alçadas para a representação da Companhia por procuradores;

V - convocar a Assembléia Geral;

VI – manifestar-se sobre o relatório da Administração e as contas da Diretoria;

VII - aprovar o valor global do orçamento anual da Companhia;

VIII – aprovar a celebração de contratos e a assunção de obrigações de valor superior a R$ 5.000.000,00 (cinco milhões de reais);

IX - propor à Assembléia Geral a emissão de debêntures;

18.01 - ESTATUTO SOCIAL

X – deliberar sobre as condições de negociação de debêntures, por delegação da Assembléia Geral, até o limite por ela autorizado;

XI – aprovar a concessão de garantia ou aval a terceiros;

XII – aprovar a alienação ou oneração de bens do ativo permanente da Companhia de valor superior a R$ 5.000.000,00 (cinco milhões de reais);

XIII – deliberar sobre a aquisição e a alienação de ações de emissão da Companhia, fixando-lhes preço e condições;

XIV – deliberar sobre a emissão de novas ações, o preço de emissão e as demais condições de tais emissões, observado o que dispuser este Estatuto;

XV – deliberar, nos casos previstos neste Estatuto, sobre a elaboração de demonstrações financeiras semestrais ou em períodos menores e a distribuição de dividendos intermediários ou à conta de lucros acumulados ou de reserva de lucros;

XVI– deliberar sobre a emissão de notas promissórias comerciais (*commercial papers*), bem como a emissão de bônus de subscrição;

XVII - escolher e destituir os auditores independentes;

XVIII – aprovar o Regulamento Interno da Companhia; e

XIX – deliberar sobre os casos omissos no Estatuto.

Art. 20 - Os membros do Conselho de Administração serão substituídos em suas ausências ou impedimentos pelos respectivos suplentes, mas o suplente do Presidente só exercerá as atribuições da presidência se escolhido conforme o parágrafo único.

Parágrafo único. Nas suas ausências ou impedimentos, o Presidente será substituído pelo Conselheiro que o Conselho de Administração designar.

CAPÍTULO VI
Da Diretoria Executiva

Art. 21 - A Diretoria Executiva da Companhia será composta de até 5 (cinco) membros, sendo um o Diretor Presidente, eleitos pelo Conselho de Administração, com mandato de 3 (três) anos, sendo permitida a reeleição.

Art. 22 - A Diretoria reunir-se-á, de ordinário, pelo menos uma vez por mês e, extraordinariamente, sempre que o interesse da Companhia o exigir, mediante convocação na forma deste Estatuto.

Art. 23. As reuniões da Diretoria Executiva serão convocadas pelo Diretor Presidente ou por 2 (dois) Diretores, ficando dispensada a convocação na hipótese de comparecerem todos os seus membros. A Diretoria Executiva deliberará por maioria de votos, cabendo ao Diretor Presidente, em caso de empate, o voto de qualidade.

18.01 - ESTATUTO SOCIAL

Art. 24 - Compete à Diretoria Executiva a direção geral e a representação da Companhia, observado este Estatuto e as diretrizes e atribuições fixadas pelo Conselho de Administração.

Parágrafo único - No exercício de suas atribuições, cabe à Diretoria Executiva:

I - elaborar as demonstrações financeiras e o relatório da administração, quando for o caso;

II - elaborar o Regulamento Interno da Companhia e submetê-lo à aprovação do Conselho de Administração;

III – elaborar o orçamento anual da Companhia; e

IV – aprovar qualquer revisão do orçamento anual aprovado, observado o valor global aprovado pelo Conselho de Administração.

Art. 25 - No caso de impedimento temporário, licença ou férias de qualquer Diretor, a Diretoria indicará um Diretor para acumular as suas funções.

Art. 26 – No caso de vacância, a Diretoria designará um Diretor para acumular as funções do cargo vago, até a realização da primeira reunião do Conselho de Administração, quando será preenchido o cargo, pelo prazo que restava ao Diretor substituído.

Art. 27 - A Companhia ficará obrigada pela assinatura conjunta de dois Diretores, observado, no entanto, o disposto nos §§ seguintes.

§ 1.º - Somente o Diretor Presidente poderá receber citação em nome da Companhia.

§ 2.º - Os Diretores poderão nomear procuradores para representarem a Companhia em conjunto com um diretor ou outro procurador com bastante poderes, salvo no caso de procuradores para representação junto a órgãos e repartições públicas, sem implicar em responsabilidade financeira para a Companhia, e em processos administrativos e judiciais, que poderão agir isoladamente.

§ 3.º - As procurações da Companhia deverão ser outorgadas por 2 (dois) Diretores, deverão especificar os poderes outorgados e, ressalvadas as procurações para representação da Companhia em processos administrativos e judiciais, terão prazo de duração de até 1 (hum) ano.

CAPÍTULO VII
Das Atribuições dos Diretores

Art. 28 - Compete ao Diretor Presidente:

I - superintender os negócios da Companhia e formular as suas políticas e estratégias;

II - manter sistema de auditoria interna;

III – promover ações de comunicação empresarial;

IV - presidir as reuniões da Diretoria Executiva.

V – conduzir as políticas e estratégias da Companhia para a comercialização de energia; e

VI – formular as políticas de atendimento à demanda do mercado.

Art. 29 - Compete ao Diretor Administrativo e Financeiro:

I – promover a administração financeira da Companhia;

II - preparar e acompanhar o orçamento anual da Companhia;

III – formular procedimentos administrativos gerais e políticas de documentação, serviços gerais, apoio administrativo, transporte e seguros; e

IV - coordenar as relações com os mercados de capitais e financeiro, acumulando as funções de Diretor de Relações com o Mercado e prestando informações à Comissão de Valores Mobiliários – CVM, Bolsa de Valores, acionistas e investidores, conforme exigido pela legislação aplicável.

Art. 30 - Compete ao Diretor de Produção Energia:

I – promover a operação e manutenção dos ativos de geração da Companhia;

Art. 31 - Compete ao Diretor de Desenvolvimento de Negócios:

I - propor e avaliar a participação da Companhia em projetos e/ou sociedades no setor de energia; e

II - formular as políticas e estratégias para a expansão da capacidade de produção.

Art. 32 - Compete ao Diretor de Implantação de Projetos:

I – conduzir a implementação física de novos empreendimentos, incluindo edificações, urbanismo e infra-estrutura; e

II - conduzir o licenciamento e comissionamento dos novos empreendimentos.

CAPÍTULO VIII
Do Comitê Estratégico

Art. 33 – A Companhia poderá ter um comitê estratégico, que será um órgão consultivo da administração, com funções de opinar e aconselhar o Conselho de Administração e a Diretoria nos assuntos que lhe sejam submetidos. O Comitê Estratégico será composto de até 7 (sete) membros, acionistas ou não, residentes no País ou não, podendo ser administradores, eleitos pelo Conselho de Administração, que fixará a remuneração de seus membros, e seu funcionamento será regido pelo Regulamento Interno da Companhia

CAPÍTULO IX
Do Conselho Fiscal

18.01 - ESTATUTO SOCIAL

Art. 34 - O Conselho Fiscal não terá funcionamento permanente, instalando-se somente a pedido dos acionistas, na forma da lei, sendo constituído de até 5 (cinco) membros efetivos e igual número de suplentes, com mandato de 1 (um) ano. À Assembléia Geral que vier a eleger o Conselho Fiscal, caberá fixar a respectiva remuneração, observado o mínimo legal.

CAPÍTULO X
Do Exercício Social e Demonstrações Financeiras

Art. 35 - O exercício social encerrar-se-á a 31 de dezembro de cada ano e obedecerá, quanto às demonstrações financeiras, as disposições legais aplicáveis.

§ 1.º - Em cada exercício será obrigatória a distribuição de um dividendo não inferior a 25% (vinte e cinco por cento) do lucro líquido, ajustado nos termos de lei, observadas as disposições previstas no art. 5.º, no que se refere aos dividendos das ações preferenciais, devendo a destinação do resultado integral do exercício ser submetida à deliberação da Assembléia Geral.

§ 2.º - A Companhia poderá levantar demonstrações financeiras a 30 de junho de cada ano, podendo o Conselho de Administração declarar dividendos com base nas mesmas.

§ 3.º - A Companhia poderá elaborar demonstrações financeiras e distribuir dividendos em períodos menores, desde que o total dos dividendos pagos em cada semestre do exercício social não exceda o montante das reservas de capital de que trata o § 1.º do artigo 182 da Lei 6.404, de 15 de dezembro de 1976.

§ 4.º - O Conselho de Administração poderá declarar dividendos intermediários, à conta de lucros acumulados ou de reservas de lucros existentes no último balanço anual ou semestral.

§ 5.º - A Companhia, mediante deliberação da Assembléia Geral, poderá pagar aos acionistas juros remuneratórios sobre o capital próprio, observando, para tanto, as normas vigentes na época da deliberação.

Art. 36 - Prescreve em 3 (três) anos a ação para pleitear dividendos, os quais, não reclamados oportunamente, reverterão em benefícios da Companhia.

CAPÍTULO XI
Das Disposições Gerais

Art. 37 - A participação nos lucros ou resultados, desvinculada da remuneração, poderá ser paga aos empregados, após manifestação da Assembléia Geral Ordinária, em consonância com a legislação pertinente.

18.01 - ESTATUTO SOCIAL

20.01 - DESCRIÇÃO DAS INFORMAÇÕES ALTERADAS

As alterações realizadas foram as seguintes:

Item 02.02, página 6: No histórico de Victor Frank de Paula Rosa Paranhos, onde se lê *"Diretor Superintendente da Cia. Energética Mercosul"*, leia-se *"Diretor Presidente da Cia Energética Meridional"*.

Item 03.02, página 9: Onde se lê *"Tractebel Sul S.A."*, leia-se *"Tractebel Sul Ltda."*

Item 03.03, página 10: Onde se lê *"Tractebel Sul S.A."*, leia-se *"Tractebel Sul Ltda."*

Item 03.03, páginas 11 a 15: Foram abertas as posições da distribuição do capital social até o nível de pessoa física.

Item 11.01, página 29: Onde se lê *"de origem térmica (pela queima de carvão mineral)"*, leia-se *"de origem térmica (pela queima de carvão mineral e óleo diesel)"*.

Item 11.01, página 30: Onde se lê *"Percentuais já depreciados dos principais equipamentos"*, leia-se *"Percentuais já depreciados dos principais equipamentos da usina"*.

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

ÍNDICE

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

ÍNDICE

ANNUAL 2000 RESULTS (IAN)

December 31, 2000

Contains:

- Balance sheet
- Share breakdown
- Dividend distribution
- Company structure
- Income Statement
- Subsidiary breakdown
- Notes (e.g. Consumers, financing, criteria for assessing assets, investments)

GERASUL TRACTEBEL CVM
Annual Information (IAN) - 2000

EVENTS RELATING TO SHARE CAPITAL DISTRIBUTION

Event	Date of Event	Attendance (private and corporate)	Institutional Investors	Shareholders' Agreement	Pref. Shares with Voting Rights
Board of Directors' Meeting	11/14/2000	0	3	No	No

SHARE POSITION OF SHAREHOLDERS WITH MORE THAN 6% OF SHARES WITH VOTING RIGHTS

Item	Name	CPF/CGC	Nationality	State	Common Shares (thousand)	%	Preferred Shares (thousand)	%	Total Shares (thousand)	%	Completion of Share Capital	Part in Shareholders' Agreement	Controller
1	Tractebel Sul S.A.	01.370.013-0001/15	Brazilian	RJ	359,700,806	77.51	78,963,259	54.9	436,664,065	72,27	12/31/00		Yes
2	Union	00.394.460-0001/41	Brazilian	DF	25,337,099	5.46	4,869,973	3.47	30,207,072	5	12/31/00		No
97	Shares in Treasury				0	0	0	0	0	0			
98	Other				79,014,170	17.03	58,353,432	41.63	137,367,602	22,73			
99	TOTAL				464,052,075	100	140,186,664	100	604,238,739	100			

DISTRIBUTION OF CONTROLLERS' SHARE CAPITAL UP TO PRIVATE LEVEL

Item	Controller/Investor	Completion of Share Capital
1	Tractebel Sul Ltda.	12/31/00

Item	*Name*	*CPF/CGC*	*Nationality*	*State*	*Common Shares*	*%*	*Preferred Shares*	*%*	*Total Shares*	*%*	*Completion of Share Capital*
0101	Tractebel S.A.		Belgian		420,058,034	99.99	0	0	420,058,034	99.99	12/31/2000
0102	Tractebel Brasil S.A.	01.528.374-0001/47	Brazilian	SP	1	0.01	0	0	1	0.01	12/31/2000
0199	TOTAL				420,058,035	100	0	0	420,058,035	100	

Item	Controller/Investor	Completion of Share Capital
0101	Tractebel S.A.	12/31/00

Item	*Name*	*CPF/CGC*	*Nationality*	*State*	*Common Shares*	*%*	*Preferred Shares*	*%*	*Total Shares*	*%*	*Completion of Share Capital*

Item	Controller/Investor	Completion of Share Capital
0102	Tractebel Brasil Ltda.	12/31/00

Item	*Name*	*CPF/CGC*	*Nationality*	*State*	*Common Shares*	*%*	*Preferred Shares*	*%*	*Total Shares*	*%*	*Completion of Share Capital*
010201	Tractebel S.A.		Belga		8,253,124	99.99	0	0	8,253,124	99.99	12/31/2000
010202	Keith Lee Pronske		Belga		1	0.01	0	0	1	0.01	12/31/2000
010203	TOTAL				8,253,125	100	0	0	8,253,125	100	

Item	Controller/Investor	Completion of Share Capital
010201	Tractebel S.A.	12/31/00

Item	*Name*	*CPF/CGC*	*Nationality*	*State*	*Common Shares*	*%*	*Preferred Shares*	*%*	*Total Shares*	*%*	*Completion of Share Capital*

Item	Controller/Investor	Completion of Share Capital
010202	Keith Lee Pronske	12/31/00

Item	*Name*	*CPF/CGC*	*Nationality*	*State*	*Common Shares*	*%*	*Preferred Shares*	*%*	*Total Shares*	*%*	*Completion of Share Capital*

Item	Controller/Investor	Completion of Share Capital
2	Union	12/31/00

Item	*Name*	*CPF/CGC*	*Nationality*	*State*	*Common Shares*	*%*	*Preferred Shares*	*%*	*Total Shares*	*%*	*Completion of Share Capital*

COMPOSITION OF SHARE CAPITAL

Item	Type of share	Registered or Book-Entry	Nominal value (R$)	Number of shares (thousands)	Subscribed (R$ thousands)	Integrated (R$ thousands)
1	Common	Registered		464.052.075	1.750.935	1.750.935
2	Preferred			0	0	0
3	Preferred Class A	Registered		75	285	285
4	Preferred Class B	Registered		140.111.594	529	527
5	Preferred Class C			0	0	0
6	Preferred Class D			0	0	0

7	Preferred Class E			0	0	0
8	Preferred Class F			0	0	0
9	Preferred Class G			0	0	0
10	Preferred Class H			0	0	0
11	Preferred (other classes)			0	0	0
99	TOTALS			604,238,739	2,279,884	2,278,704

** Date of last alteration: 11/14/00*

SUBSCRIBED SHARE CAPITAL AND ALTERATIONS IN PAST THREE YEARS

Item	Date of Alteration	Share Capital (R$ thousands)	Alteration Value (R$ thousands)	Origin of Alteration	Amount of Issued Shares (thousands)	Price at Issuance (R$)
1	4/29/1998	2,079,870	1,478,386	Absorption of Accum. Lo	0	0
2	4/29/1998	2,085,977	6,107	Incorporation of compan	1,588,695	0.003843889
3	8/7/2000	2,119,884	33,907	Public Issuance	11,814,190	0.00287
4	11/14/2000	2,279,884	160,000	Public Issuance	53,333,333	0.003

AUTHORIZED SHARE CAPITAL

Number (thousands)		Amount (R$ thousands)	Authorization Date
0		4,500,000	9/29/1998

COMPOSITION OF AUTHORIZED SHARE CAPITAL

Item	Type of Share	Class of Share	Number of Authorized Shares (R$ thousands)

STATUTORY DISPOSITIONS OF SHARE CAPITAL

Item	Type of Share	Class of Share	% Share Capital	% Fixed Dividend	% Minimum Dividend	% Cumulative Dividend	Calculation Base	Capital Return	Premium	Voting Rights
1	Common		84.24	0	25	0	Profit	No	No	Yes
2	Preferred	A	0.01	0	8	0	Share Capital	No	No	No
3	Preferred	B	15.75	0	8	0	Share Capital	No	No	No

STATUTORY MODIFICATION

Date of Last Statute Modification		Compulsory Dividend (% of profit)	
4/16/2001		25	

ADMINISTRATORS' PAY AND PROFIT SHARING

Profit Sharing		Amount of Administrators' (R$ thousands)	Period
Yes		3,094	Annual

PARTICIPATION AND CONTRIBUTIONS IN THE LAST THREE YEARS

Date of Last Period: 12/31/2000
Date of Previous Period: 12/31/1999
Date of Period before Previous: 12/31/1998

Item	Description of Participation and Contributions	Amount of Last Period (R$ thousands)	Amount of Previous Period (R$ thousands)	Amount of Period before Previous (R$ thousands)
1	Participation - Debenturists	0	0	0
2	Participation - Employees	4,114	0	2,545
3	Participation - Adminstrators	584	0	0
4	Participation - Beneficiary Parties	0	0	0
5	Contributions - Aid	0	0	0
6	Contributions - Social Security Fund	0	0	0
7	Other Contributions	0	0	0
8	Net Profit in Period	162,801	0	7,630
9	Net Loss in Period	0	72,581	0

02 MAY 21 AM 10: 2

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

4 - DENOMINAÇÃO COMERCIAL
GERASUL

5 - DENOMINAÇÃO SOCIAL ANTERIOR
ELETROBRÁS GERAÇÃO S.A. - ELETROGER

6 - NIRE
42300024384

01.02 - SEDE

1 - ENDEREÇO COMPLETO	2 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366	CENTRO

3 - CEP	4 - MUNICÍPIO	5 - UF
88015-110	FLORIANÓPOLIS	SC

6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
048	221-7016	-	-	
11 - DDD	**12 - FAX**	**13 - FAX**	**14 - FAX**	
048	221-7015	-	-	

15 - E-MAIL
mantuano@gerasul.com.br

01.03 - DEPARTAMENTO DE ACIONISTAS

1 - NOME
PAULO MAURÍCIO MANTUANO DE LIMA

2 - CARGO
GERENTE DE DEPARTAMENTO

3 - ENDEREÇO COMPLETO	4 - BAIRRO OU DISTRITO
RUA ANTÔNIO DIB MUSSI, 366	CENTRO

5 - CEP	6 - MUNICÍPIO	7 - UF
88015-110	FLORIANÓPOLIS	SC

8 - DDD	9 - TELEFONE	10 - TELEFONE	11 - TELEFONE	12 - TELEX
48	221-7016	-	-	
13 - DDD	**14 - FAX**	**15 - FAX**	**16 - FAX**	
48	221-7015	-	-	

17 - E-MAIL
mantuano@gerasul.com.br

OUTROS LOCAIS DE ATENDIMENTO A ACIONISTAS

18 - ITEM	19 - MUNICÍPIO	20 - UF	21 - DDD	22 - TELEFONE	23 - TELEFONE
01	Rio de Janeiro	RJ	21	223-9630	223-9631
02	São Paulo	SP	11	3233-2358	3233-2459
03				-	-
04				-	-

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

01.04 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME: MARC JACQUES ZELIE VERSTRAETE				
2 - ENDEREÇO COMPLETO: RUA: ANTÔNIO DIB MUSS, Nº 366			3 - BAIRRO OU DISTRITO: CENTRO	
4 - CEP: 88015-110	5 - MUNICÍPIO: FLORIANÓPOLIS			6 - UF: SC
7 - DDD: 048	8 - TELEFONE: 221-7060	9 - TELEFONE: -	10 - TELEFONE: -	11 - TELEX:
12 - DDD: 048	13 - FAX: 221-7002	14 - FAX: -	15 - FAX: -	
16 - E-MAIL: marc@gerasul.com.br				

01.05 - REFERÊNCIA / AUDITOR

1 - DATA DE INÍCIO DO ÚLTIMO EXERCÍCIO SOCIAL: 01/01/2000	2 - DATA DE TÉRMINO DO ÚLTIMO EXERCÍCIO SOCIAL: 31/12/2000
3 - DATA DE INÍCIO DO EXERCÍCIO SOCIAL EM CURSO: 01/01/2001	4 - DATA DE TÉRMINO DO EXERCÍCIO SOCIAL EM CURSO: 31/12/2001
5 - NOME/RAZÃO SOCIAL DO AUDITOR: DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES S/C	6 - CÓDIGO CVM: 00385-9
7 - NOME DO RESPONSÁVEL TÉCNICO: MARCELO CAVALCANTI ALMEIDA	8 - CPF DO RESP. TÉCNICO: 335.905.597-72

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - BOLSA DE VALORES ONDE POSSUI REGISTRO

BVBAAL	X BVMESB	X BVPR	X BVRJ	X BVST
X BVES	X BVPP	X BVRG	X BOVESPA	

2 - MERCADO DE NEGOCIAÇÃO: Bolsa

3 - TIPO DE SITUAÇÃO: Operacional

4 - CÓDIGO DE ATIVIDADE: 1990200 - Serviços de Eletricidade

5 - ATIVIDADE PRINCIPAL: GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

01.07 - CONTROLE ACIONÁRIO / VALORES MOBILIÁRIOS

1 - NATUREZA DO CONTROLE ACIONÁRIO

Estrangeira

2 - VALORES MOBILIÁRIOS EMITIDOS PELA CIA.

X	Ações		Ações Resgatáveis		Debêntures Simples
	Debêntures Conversíveis em Ações		Partes Beneficiárias		Bônus de Subscrição

01.08 - PUBLICAÇÕES DE DOCUMENTOS

1 - AVISO AOS ACIONISTAS SOBRE DISPONIBILIDADE DAS DFs.	2 - ATA DA AGO QUE APROVOU AS DFs.
16/03/2001	
3 - CONVOCAÇÃO DA AGO PARA APROVAÇÃO DAS DFs.	4 - PUBLICAÇÃO DAS DEMONSTRAÇÕES FINANCEIRAS
04/04/2001	03/04/2001

01.09 - JORNAIS ONDE A CIA. DIVULGA INFORMAÇÕES

1 - ITEM	2 - TÍTULO DO JORNAL	3 - UF
01	DIÁRIO CATARINENSE	SC
02	DIÁRIO OFICIAL DO ESTADO DE SC	SC

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
24/05/2001	

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

02.01 - COMPOSIÇÃO ATUAL DO CONSELHO DE ADMINISTRAÇÃO E DIRETORIA

1 - ITEM	2 - NOME DO ADMINISTRADOR	3 - CPF	4 - DATA DA ELEIÇÃO	5 - PRAZO DO MANDATO	6 - CÓDIGO TIPO DO ADMINISTRADOR *	7 - FUNÇÃO
01	MAURÍCIO STOLLE BÄHR	748.528.847-49	16/04/2001	3 ANOS	2	PRESIDENTE DO CONSELHO DE ADMINISTRAÇÃO
02	ERIC DE MUYNCK	999.999.999-99	16/04/2001	3 ANOS	2	VICE-PRESIDENTE CONS.DE ADMINISTRAÇÃO
03	MANOEL ARLINDO ZARONI TORRES	115.116.056-34	16/04/2001	3 ANOS	3	DIRETOR PRESIDENTE E CONSELHEIRO
04	VICTOR-FRANK DE PAULA ROSA PARANHOS	098.414.907-49	16/04/2001	3 ANOS	2	CONSELHEIRO
05	DIRK BEEUWSAERT	999.999.999-99	16/04/2001	3 ANOS	2	CONSELHEIRO
06	ERIC LOUISA FRANS KENIS	999.999.999-99	16/04/2001	3 ANOS	2	CONSELHEIRO
07	LUIZ ANTÔNIO BARBOSA	343.757.249-00	16/04/2001	PRORROGADO	2	CONSELHEIRO REPRESENTANTE DOS EMPREGADOS
08	ROBERTO DORVAL QUADROS	047.489.309-00	14/05/2001	3 ANOS	1	DIRETOR DE IMPLANTAÇÃO DE PROJETOS
09	JOSÉ CARLOS CAUDURO MINUZZO	199.412.420-20	14/05/2001	3 ANOS	1	DIRETOR DE PRODUÇÃO DE ENERGIA
10	LAÉRCIO DIAS	112.907.819-15	14/05/2001	3 ANOS	1	DIRETOR DE CONTROLE E ANÁLISE DE RISCOS
11	MARC JACQUES ZELIE VERSTRAETE	009.031.889-70	14/05/2001	3 ANOS	1	DIRETOR FINANC.E DE RELAÇÕES COM INVEST.
12	LUCIANO FLÁVIO ANDRIANI	375.647.309-00	14/05/2001	3 ANOS	1	DIRETOR ADMINISTRATIVO
13	MIROEL MAKIOLKE WOLOWSKI	257.380.469-00	14/05/2001	3 ANOS	1	DIRETOR DE COMERCIALIZAÇÃO E NEGÓCIOS

* CÓDIGO: 1 - PERTENCE APENAS À DIRETORIA;
2 - PERTENCE APENAS AO CONSELHO DE ADMINISTRAÇÃO;
3 - PERTENCE À DIRETORIA E AO CONSELHO DE ADMINISTRAÇÃO.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO E DIRETOR

MAURÍCIO STOLLE BÄHR
Presidente do Conselho de Administração

Nascido em 17.09.1957. Engenheiro Mecânico - Universidade Gama Filho - RJ. Analista de Sistemas - Pontifícia Universidade Católica - PUC - RJ. Master of Business Administration - MBA - CoppeAd - Universidade Federal do Rio de Janeiro - UFRJ - Corporate Finance - Berkeley University - USA.

Diretor Superintendente da Tractebel Brasil Ltda. Diretor Financeiro da Serra da Mesa Energia S.A. Membro do Conselho de Administração da Iven S.A. Diretor Financeiro da Nacional Energética S.A.

ERIC DE MUYNCK
Vice-Presidente do Conselho de Administração

Nascido em 06.06.1952. Engenheiro Eletricista e Nuclear, formado pela Universidade de Bruxelas, em 1975 e 1989, respectivamente.

Trabalhou como engenheiro de operação e manutenção de usinas térmicas e nucleares na Tractebel, entre 1979 e 1991. Trabalhou no Departamento de Distribuição entre 1991 e 1998. Assessorou o Gerente Geral da Electroandina, no Chile, em 1996. Foi gerente da empresa Dunamenti, na Hungria, entre 1997 e 1998.

MANOEL ARLINDO ZARONI TORRES
Membro do Conselho de Administração e Diretor Presidente

Nascido em 18.12.1949. Engenheiro Eletricista - Escola Federal de Engenharia de Itajubá.

Trabalhou em FURNAS como Chefe de Divisão de Transmissão de Ivaiporã, como responsável pelo Departamento de Produção do Paraná e posteriormente como Superintendente de Produção Sul. A partir de 1992 atuou como Superintendente de Operação no Sistema de FURNAS, com responsabilidade pelas atividades relacionadas a comercialização de energia.
Atuou como representante de FURNAS no GCOI - Grupo Coordenador para Operação Interligada, na Comissão Mista de Operação da Usina de Itaipu e no COESE - Comitê de Operação das Empresas do Sistema ELETROBRÁS , como coordenador do Subcomitê de Operação.
Participou da elaboração da Lei 8631 e Decreto 774 da negocição dos contratos de suprimento de energia de FURNAS.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO E DIRETOR

Teve participação na elaboração da Portaria DNAEE nº 337 que regulamentou o Decreto 1009 que criou o SINTREL - Sistema Nacional de Transmissão de Energia Elétrica.
Integrou a Comissão Organizadora da Usina de Serra da Mesa, como representante da Diretoria de Produção de FURNAS. Atuou junto à Secretaria de Energia, do MME no projeto RE-SEB.
Foi Diretor de Produção de Energia da GERASUL.

VICTOR FRANK DE PAULA ROSA PARANHOS
Membro do Conselho de Administração

Nascido em 17.10.1946. Engenheiro Mecânico - Universidade Católica de Petrópolis. Economista - Instituto Metodista Bennett. Atuário - Sociedade Universitária Augusto Motta - SUAM.

Engenheiro residente na Sociedade Técnica de Engenharia e Representação - STER. Diretor da Corretora de Títulos e Valores Mobiliários Paulo Williansems. Diretor Superintendente do Fundo de Pensão do Montreal Bank, do Banco Nacional e Presidente da Nacional Energética (responsável pela construção da Serra da Mesa). Atualmente é o Diretor Superintendente da Cia. Energética Meridional - CEM, empresa responsável pela construção da Usina Hidrelétrica Cana Brava - 450 MW.

DIRK BEEUWSAERT
Membro do Conselho de Administração

Nascido em 14.01.1948. Engenheiro Mecânico e Eletricista – Universidade de Gent. Programa de Gerenciamento – CEDEP – Fonntainebleau.

Membro da Diretoria Executiva da Tractebel S.A..Membro do Comitê Estratégico da Electrabel S.A.. Membro do Conselho de Administração e Presidente da Tractebel Inc. e Membro do Conselho de Administração da Tractebel Norte América. Diretor da Thai Cogeneration Co., Diretor da Nong Khae Cogeneration Co. e Diretor da Samutprakarn Cogeneration Co. Membro do Conselho da Vlerick Management School Leuven-Gent e Membro do Conselho de Consultores da University of Gent e Membro do Conselho da Faculty of Applied Sciences. Presidente da Tractebel Electricity & Gas International.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO E DIRETOR

ERIC LOUISA FRANS KENIS
Membro do Conselho de Administração

Nascido em 27.12.1952. Engenheiro Eletrotécnico – Catholic University of Louvain. Engenheiro Nuclear e de Segurança – Catholic University of Louvain. Programa de Gerenciamento – CEDEP Fonntainebleau.

Analista da Standard Telecommunications Laboratories – Harlow England. Supervisor do Grupo na Bell Telephone Antwerp. Trabalhou como Engenheiro Projetista, Engenheiro de Operações e Engenheiro de Reatores de 1978 a 1981 e como Gerente de Qualidade, Gerente do Departamento Nuclear e Gerente do Departamento de Operações de 1978 a 1993, na Electrabel Belgium. Assistente do Diretor Geral da NIGEN – Northern Ireland. Presidente do Conselho de Administração da CRSS – USA. Diretor Geral da Rosen – Italy. Diretor Geral da JTPC – India e Vice-Presidente Executivo de Operações da Tractebel Electricity & Gas International.

LUIZ ANTÔNIO BARBOSA
Membro do Conselho de Administração (representante dos empregados)

Nascido em 26.05.1956. Técnico de Manutenção de Usinas.

Diretor da Associação dos Empregados da ELETROSUL - ASES. Delegado na Associação dos Profissionais da ELETROSUL - APROSUL. Diretor Financeiro do Sindicato dos Eletricitários do Sul do Estado de Santa Catarina - SINTRESC, a partir de 1993.

ROBERTO DORVAL QUADROS
Diretor de Implantação de Projetos

Nascido em 07.10.1946 - Engenheiro Mecânico - Universidade Federal de Santa Catarina – UFSC formado em 1969.

Foi Gerente de Construção de Sistemas de Transmissão e Gerente de Suprimentos na CELESC. Na ELETROSUL, respondeu pelas Gerências de Tecnologia de Materiais, Administração de Materiais e Planejamento Empresarial. Representou a ELETROSUL nas equipes de trabalho da COOPERS & LYBRAND no projeto de reestruturação do Setor Elétrico Brasileiro. Gerenciou a conclusão da barragem Norte (contenção de cheias no Rio Itajá-Açu, em Ibirama, SC), para a Secretaria Nacional de Desenvolvimento Regional. Na CASAN, respondeu pela Gerência de Planejamento da Obra do Sistema de Coleta e Tratamento de Esgotos de Florianópolis. Na GERASUL, foi Secretário Geral da Diretoria e do Conselho de Administração e Gerente do Projeto Machadinho.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO E DIRETOR

JOSÉ CARLOS CAUDURO MINUZZO
Diretor de Produção de Energia

Nascido em 29.10.1951. Engenheiro Mecânico, formado pela PUC-RS.

Começou sua carreira profissional na ELETROSUL em 1976. Desempenhou suas atividades na área de Geração Térmica no Complexo Termelétrico Jorge Lacerda. Gerenciou a Divisão de Engenharia e Manutenção de Térmicas até 1997 e, posteriormente, o Departamento de Geração Térmica, até assumir a Diretoria de Produção de Energia da GERASUL em junho de 1999. Foi membro do Subcomitê de manutenção do GCOI e coordenador do Grupo de Trabalho de Manutenção e Operação de Térmicas – GTMT. Participou da implantação do Grupo de Manutenção das Empresas dos Estados do Paraná e Santa Catarina, no Instituto Brasileiro de Petróleo.

LAÉRCIO DIAS
Diretor de Controle e Análise de Riscos
Nascido em 25.12.1946. Engenheiro Eletricista - Universidade Federal de Santa Catarina - UFSC

Chefe do despacho de carga da Centrais Elétricas de Santa Catarina - CELESC. Secretário Executivo do Comitê Coordenador da Operação Interligada da Região Sul do Brasil. Assistente do Departamento de Operação e Manutenção da CELESC. Chefe do Departamento de Operação e Manutenção da CELESC. Assistente do Departamento de Operações do Sistema da ELETROSUL. Assessor do Departamento de Planejamento Econômico-Financeiro da ELETROSUL. Assessor do Ministério das Minas e Energia. Assessor Parlamentar da ELETROSUL no Congresso Nacional.

Chefe de Divisão de Tarifas e Estudos Econômicos do DNAEE/MME. Assessor da Presidência da ELETROSUL. Secretário Geral da ELETROSUL. Diretor Administrativo e Financeiro da ELETROSUL.

MARC JACQUES ZELIE VERSTRAETE
Diretor Financeiro e de Relações com Investidores

Nascido em 22.04.1969. Economia e Ciências Econômicas Aplicadas – Catholic University of Louvain. Engenheiro Comercial – Catholic University of Louvain. Mestrado em Gestão de Negócios – International University of America.

Assistente Financeiro no ING Bank – Bélgica. Consultor Financeiro Sênior na Tractebel S.A. - Bélgica.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO E DIRETOR

LUCIANO FLÁVIO ANDRIANI
Diretor Administrativo

Nascido em 12.01.1957. Administrador de Empresas – Universidade Federal de Santa Catarina – UFSC. Pós-graduação em Gestão do Desenvolvimento e Cooperação Internacional – Universidade Moderna de Lisboa.

Analista de Organização e Métodos na Eletrosul. Gerente do Departamento de Patrimônio, Documentação, Transporte e Serviços da Eletrosul. Gerente do Departamento de Recursos Humanos da Eletrosul. Gerente de Recursos Humanos e Informática da Gerasul.

MIROEL MAKIOLKE WOLOWSKI
Diretor de Comercialização e Negócios

Nascido em 31.10.1947. Engenheiro Eletricista - Universidade Federal de Santa Catarina - UFSC. Administrador de Empresas – Escola de Administração de Santa Catarina – ESAG. Pós-graduação em Administração Pública pela ESAG.

Engenheiro Projetista na Ericsson do Brasil. Gerente de Produção na Intelbrás. Engenheiro na Eletrosul, trabalhando na área de aquisições de usinas e grandes equipamentos, elaborando inclusive os editais da UTE Jacuí e UTE Corumbá. Na Gerasul trabalhou até dezembro de 2000, na área de Desenvolvimento de Negócios, assumindo a partir de 1° de janeiro de 2001 o cargo de Diretor de Comercialização e Negócios da Gerasul.

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.01 - EVENTOS RELATIVOS À DISTRIBUIÇÃO DO CAPITAL

1 - EVENTO BASE	2 - DATA DO EVENTO	3 - PESSOAS FÍSICAS E JURÍDICAS	4 - INVESTIDORES INSTITUCIONAIS	5 - ACORDO DE ACIONISTAS	6 - AÇÕES PREFER. COM DIREITO A VOTO
RCA	14/11/2000	0	3	NÃO	NÃO

7 - AÇÕES PREFERENCIAIS COM DIREITO A VOTO

8 - DATA DO ÚLTIMO ACORDO DE ACIONISTAS

03.02 - POSIÇÃO ACIONÁRIA DOS ACIONISTAS COM MAIS DE 5% DE AÇÕES COM DIREITO A VOTO

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
01	TRACTEBEL SUL LTDA.	01.370.013-0001/15	BRASILEIRA	RJ
02	UNIÃO	00.394.460-0001/41	BRASILEIRA	DF
97	AÇÕES EM TESOURARIA			
98	OUTROS			
99	TOTAL			

1 - ITEM	6 - AÇÕES ORDINÁRIAS (Mil)	7 - %	8 - AÇÕES PREFERENCIAIS (Mil)	9 - %	10 - TOTAL DE AÇÕES (Mil)	11 - %	12 - COMP.CAP.SOC.	13 - PART. NO ACORDO DE ACIONISTAS	14 - CONTROLADOR
01	359.700.806	77,51	76.963.259	54,90	436.664.065	72,27	31/12/2000		SIM
02	25.337.099	5,46	4.869.973	3,47	30.207.072	5,00	31/12/2000		NÃO
97	0	0,00	0	0,00	0	0,00			
98	79.014.170	17,03	58.353.432	41,63	137.367.602	22,73			
99	464.052.075	100,00	140.186.664	100,00	604.238.739	100,00			

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
01	TRACTEBEL SUL LTDA.	31/12/2000

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
0101	TRACTEBEL S.A.		BELGA	
0102	TRACTEBEL BRASIL LTDA.	01.528.374-0001/47	BRASILEIRA	RJ
0199	TOTAL			

1 - ITEM	6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.
0101	420.058.034	99,99	0	0,00	420.058.034	99,99	31/12/2000
0102	1	0,01	0	0,00	1	0,01	31/12/2000
0199	420.058.035	100,00	0	0,00	420.058.035	100,00	

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
0101	TRACTEBEL S.A.	31/12/2000

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF

6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
0102	TRACTEBEL BRASIL LTDA.	31/12/2000

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
010201	TRACTEBEL S.A.		BELGA	
010202	KEITH LEE PRONSKE		BELGA	
010299	TOTAL			

1 - ITEM	6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.
010201	8.253.124	99,99	0	0,00	8.253.124	99,99	31/12/2000
010202	1	0,01	0	0,00	1	0,01	31/12/2000
010299	8.253.125	100,00	0	0,00	8.253.125	100,00	

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
010201	TRACTEBEL S.A.	31/12/2000

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF

6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
010202	KEITH LEE PRONSKE	31/12/2000

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF

6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
02	UNIÃO	31/12/2000

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF

6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

04.01 - COMPOSIÇÃO DO CAPITAL SOCIAL

1 - Data da Última Alteração: 14/11/2000

2- ITEM	3 - ESPÉCIE DAS AÇÕES	4 - NOMINATIVA OU ESCRITURAL	5 - VALOR NOMINAL (Reais)	6 - QTD. DE AÇÕES (Mil)	7 - SUBSCRITO (Reais Mil)	8 - INTEGRALIZADO (Reais Mil)
01	ORDINÁRIAS	ESCRITURAL		464.052.075	1.750.935	1.750.935
02	PREFERENCIAIS			0	0	0
03	PREFERENCIAIS CLASSE A	ESCRITURAL		75.070	285	285
04	PREFERENCIAIS CLASSE B	ESCRITURAL		140.111.594	528.664	527.484
05	PREFERENCIAIS CLASSE C			0	0	0
06	PREFERENCIAIS CLASSE D			0	0	0
07	PREFERENCIAIS CLASSE E			0	0	0
08	PREFERENCIAIS CLASSE F			0	0	0
09	PREFERENCIAIS CLASSE G			0	0	0
10	PREFERENCIAIS CLASSE H			0	0	0
11	PREFER. OUTRAS CLASSES			0	0	0
99	TOTAIS			604.238.739	2.279.884	2.278.704

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

04.02 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NOS TRÊS ÚLTIMOS ANOS

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)
01	29/04/1998	2.079.870	1.478.386	Absorção de Prejuízo Acumulado	0	0,0000000000
02	29/04/1998	2.085.977	6.107	Incorporação de Empresas	1.588.695	0,0038438889
03	07/08/2000	2.119.884	33.907	Subscrição Pública	11.814.190	0,0028700000
04	14/11/2000	2.279.884	160.000	Subscrição Pública	53.333.333	0,0030000000

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

04.04 - CAPITAL SOCIAL AUTORIZADO

1 - QUANTIDADE (Mil)	2 - VALOR (Reais Mil)	3 - DATA DA AUTORIZAÇÃO
0	4.500.000	29/09/1998

04.05 - COMPOSIÇÃO DO CAPITAL AUTORIZADO

1- ITEM	2 - ESPÉCIE	3 - CLASSE	4 - QUANTIDADE DE AÇÕES AUTORIZADAS À EMISSÃO (Mil)

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

06.03 - DISPOSIÇÕES ESTATUTÁRIAS DO CAPITAL SOCIAL

1 - ITEM	2 - ESPÉCIE DA AÇÃO	3 - CLASSE DA AÇÃO	4 - % DO CAPITAL SOCIAL	5 - % TIPO DIVIDENDO FIXO	6 - % TIPO DIVIDENDO MÍNIMO	7 - % TIPO DIVID. CUMULATIVO	8 - BASE DE CÁLCULO	9 - PREV. REEMBOLSO DE CAPITAL	10 - PRÊMIO	11 - DIREITO A VOTO
01	ORDINÁRIA		84,24	0,00	25,00	0,00	BASEADO NO LUCRO	NÃO	NÃO	SIM
02	PREFERENCIAL	A	0,01	0,00	8,00	0,00	BASEADO NO CAPITAL SOCIAL	NÃO	NÃO	NÃO
03	PREFERENCIAL	B	15,75	0,00	6,00	0,00	BASEADO NO CAPITAL SOCIAL	NÃO	NÃO	NÃO

06.04 - MODIFICAÇÃO ESTATUTÁRIA

1 - DATA DA ÚLTIMA MODIFICAÇÃO DO ESTATUTO	2 - DIVIDENDO OBRIGATÓRIO (% DO LUCRO)
16/04/2001	25,00

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

07.01 - REMUNERAÇÃO E PARTICIPAÇÃO DOS ADMINISTRADORES NO LUCRO

1 - PARTICIPAÇÃO DOS ADMINISTRADORES NO LUCRO	2 - VALOR DA REMUNERAÇÃO GLOBAL DOS ADMINISTRADORES (Reais Mil)	3 - PERIODICIDADE
SIM	3.094	ANUAL

07.02 - PARTICIPAÇÕES E CONTRIBUIÇÕES NOS TRÊS ÚLTIMOS ANOS

1 - DATA FINAL DO ÚLTIMO EXERCÍCIO SOCIAL: 31/12/2000

2 - DATA FINAL DO PENÚLTIMO EXERCÍCIO SOCIAL: 31/12/1999

3 - DATA FINAL DO ANTEPENÚLTIMO EXERCÍCIO SOCIAL: 31/12/1998

4- ITEM	5 - DESCRIÇÃO DAS PARTICIPAÇÕES E CONTRIBUIÇÕES	6 - VALOR DO ÚLTIMO EXERCÍCIO (Reais Mil)	7 - VALOR DO PENÚLTIMO EXERCÍCIO (Reais Mil)	8 - VALOR DO ANTEPENÚLTIMO EXERCÍCIO (Reais Mil)
01	PARTICIPAÇÕES-DEBENTURISTAS	0	0	0
02	PARTICIPAÇÕES-EMPREGADOS	4.114	2.545	0
03	PARTICIPAÇÕES-ADMINISTRADORES	584	0	0
04	PARTIC.-PARTES BENEFICIÁRIAS	0	0	0
05	CONTRIBUIÇÕES FDO. ASSISTÊNCIA	0	0	0
06	CONTRIBUIÇÕES FDO. PREVIDÊNCIA	0	0	0
07	OUTRAS CONTRIBUIÇÕES	0	0	0
08	LUCRO LÍQUIDO NO EXERCÍCIO	162.801	0	1.714
09	PREJUÍZO LÍQUIDO NO EXERCÍCIO	0	72.585	0

09.01 - BREVE HISTÓRICO DA EMPRESA

CONSTITUIÇÃO E DENOMINAÇÃO SOCIAL

A Centrais Geradoras do Sul do Brasil S.A.- GERASUL, é uma sociedade por ações, com sede na cidade de Florianópolis, Estado de Santa Catarina, à Rua Antônio Dib Mussi, 366, Centro.

A Companhia foi constituída em 29 de janeiro de 1998, por deliberação da 118ª Assembléia Geral Extraordinária da Centrais Elétricas Brasileiras – ELETROBRÁS, que aprovou a cisão parcial daquela sociedade com versão de parcela de seu patrimônio, e funcionou como assembléia de constituição da Eletrobrás Geração S.A. – ELETROGER.

O patrimônio vertido à Companhia, correspondia ao investimento na GERASUL, constituída em 23 de dezembro de 1997 a partir de cisão parcial da Centrais Elétricas do Sul do Brasil S.A. – ELETROSUL, incluída no Programa Nacional de Desestatização – PND.

Em 29 de abril de 1998 a ELETROGER incorporou sua controlada GERASUL, com o patrimônio existente na data base de 31 de janeiro de 1998. Na Assembléia Geral Extraordinária em que foi aprovada a operação de incorporação, os acionistas aprovaram, também, a alteração da denominação social da ELETROGER para Centrais Geradoras do Sul do Brasil S.A. – GERASUL, utilizada até então pela incorporada.

Em leilão realizado em 15 de setembro de 1998, na Bolsa de Valores do Rio de Janeiro, a Empresa Tractebel Sul Ltda., empresa constituída no Brasil sob o controle da Tractebel Sociètè Anonyme, com sede em Bruxelas, Bélgica, adquiriu o controle acionário da Companhia, representado por 227.095.639.468 ações ordinárias, que correspondia a 50,01% do capital votante e a 42,13% do capital total, ao preço de R$ 945,7 milhões.

A Companhia detém, desde maio de 1999, o controle acionário da Companhia Energética Meridional – CEM, correspondente a 99,99% das ações representativas do capital social. A CEM é detentora de concessão para construir e operar a usina hidrelétrica Cana Brava, localizada no Rio Tocantins, Estado de Goiás, cujas características estão descritas no quadro 14.05 "Projetos de Investimentos.

Em junho de 2000 a Companhia adquiriu 48,75% do capital votante da empresa Itá Energética S.A. – ITASA, uma *SPC – Special Purpose Company* constituída para construir e explorar, em parceria, através de consórcio, a usina hidrelétrica Itá. O empreendimento está situado no Rio Uruguai, na divisa dos Estados de Santa Catarina e do Rio Grande do Sul, entre os municípios de Itá (SC) e Aratiba (RS) e possui capacidade instalada de 1.450 MW, proveniente de 5 grupos geradores de 290 MW, mediante concessão outorgada pela União Federal por intermédio da Agência Nacional de Energia Elétrica – ANEEL.
De acordo com o contrato de consórcio, a ITASA tem direito a 60,5% de 668 MW médios, que correspondem à energia assegurada da usina.

09.01 - BREVE HISTÓRICO DA EMPRESA

Participa, ainda, com 99,99% do capital social da empresa Alpha Participações Ltda., constituída em 16.10.00. Seu capital social em 31 de dezembro de 2000 é de R$ 151.031, representado por 151.030.853 quotas, das quais a Companhia possui 151.030.852 quotas. Em 1° de dezembro de 2000 a Alpha adquiriu 48.750.000 ações preferenciais classe A e 48.750.000 ações preferenciais classe B de emissão da Itá Energética S.A. – ITASA, de propriedade da ELETROBRÁS, pelo preço de R$ 151.031.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

A atividade industrial da GERASUL, concentra-se principalmente na produção de energia elétrica, e secundariamente na venda de serviços de consultoria e de vapor industrial. O grande mercado da GERASUL em desenvolvimento é, portanto, o mercado de energia elétrica.

O setor elétrico brasileiro está passando por uma reestruturação, que tem como objetivo transformar este segmento econômico, de estatal e monopolista, para privado e competitivo, principalmente no segmento de geração, distribuição e comercialização.

Nesta reestruturação, destaca-se a criação da Agência Nacional de Energia Elétrica – ANNEL, órgão independente e com autonomia de gestão nas funções de regulamentação, fiscalização e concessão/autorização; a implantação do operador Nacional do Sistema – ONS, com a função de realizar a operação das instalações elétricas do Sistema Interligado Brasileiro e administrar o despacho de energia das usinas integradas buscando a otimização energética deste sistema; e a instituição de Mercado Atacadista de Energia – MAE, que tem objetivo de criar um mercado de curto prazo para a compra e venda de energia não contratada bilateralmente entre os diversos agentes atuantes no mercado (geradores, comercializadores, distribuidores e consumidores livres).

Os combustíveis utilizados nas usinas termelétricas são subsidiados através de um mecanismo denominado Conta de Consumo de Combustíveis - CCC, administrado pela ELETROBRÁS. A partir de 2003, o subsídio de combustível será gradualmente eliminado.

A transmissão da energia elétrica é realizado por sistema pertencente a empresas específicas, operado pelo ONS, devendo proporcionar o livre acesso a qualquer agente que queira fazer uso dele, mediante a assinatura de um contrato de uso e outro de conexão a este sistema.

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

10.01 - PRODUTOS E SERVIÇOS OFERECIDOS

1- ITEM	2 - PRINCIPAIS PRODUTOS E/OU SERVIÇOS	3 - % RECEITA LÍQUIDA
01	ENERGIA ELÉTRICA	78,13

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

10.02 - MATÉRIAS PRIMAS E FORNECEDORES

1- ITEM	2 - MATÉRIA PRIMA	3 - IMPORTAÇÃO	4 - VALOR DA IMPORTAÇÃO (Reais Mil)	5 - DISPONÍVEL MERCADO LOCAL	6 - DISPONÍVEL MERCADO EXTERNO
01	CARVÃO MINERAL	NÃO	0	SIM	SIM
02	ENERGIA ELÉTRICA	SIM	51.850	NÃO	SIM

1- ITEM	7 - NOME DO FORNECEDOR	8 - TIPO DE FORNECEDOR	9 - % DE FORNECIMENTO SOBRE O TOTAL DAS COMPRAS DA CIA.
01	CONS.CATARINENSE DO CARVÃO ENERGÉTICO	NÃO LIGADO	59,64
02	CIEN - CIA. DE INTERCONEXÃO ENERGÉTICA	NÃO LIGADO	12,16

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

10.03 - CLIENTES PRINCIPAIS POR PRODUTOS E/OU SERVIÇOS

1- ITEM	2- ITEM	3 - NOME DO PRODUTO/ NOME DO CLIENTE	4 - % DE PARTICIPAÇÃO DO CLIENTE NA RECEITA LÍQUIDA
001		ENERGIA ELÉTRICA	
001	001	CENTRAIS ELÉTRICAS DE SANTA CATARINA S/A - CELESC	27,43
001	002	FURNAS CENTRAIS ELÉTRICAS S.A.	14,64
001	003	AES SUL - DISTRIBUIDORA GAÚCHA DE ENERGIA S.A.	13,48
001	004	RIO GRANDE ENERGIA S.A. - RGE	9,78
001	005	EMPRESA ENERGÉTICA DE MATO GROSSO DO SUL S.A. - ENERSUL	6,27
001	006	COMPANHIA ESTADUAL DE ENERGIA ELÉTRICA - CEEE	4,09

11.01 - PROCESSO DE PRODUÇÃO

Processo de Produção - A energia elétrica produzida pela GERASUL em 2000 foi:

- de origem hidráulica – 69,55%
- de origem térmica (pela queima de carvão mineral e óleo combustível) – 30,45%.

Produção Anual

Produção (Gwh)

1996	-	19.748
1997	-	19.815
1998	-	19.584
1999	-	19.623
2000		18.605

Geração bruta

USINA	Capacidade Instalada	Produção (GWH)	
		2000	1999
Usina Hidrelétrica Passo Fundo - UHPF	226	958	823
Usina Hidrelétrica Salto Osório - UHSO	1.078	4.173	5.399
Usina Hidrelétrica Salto Santiago - UHSS	1.420	5.403	8.064
Usina Hidrelétrica Itá – UHIT - (participação em consórcio)	800	2.405	-
Sub-total	**3.524**	**12.939**	**14.286**
Usina Termelétrica Jorge Lacerda A – UTJL - A	232	1.035	1.091
Usina Termelétrica Jorge Lacerda B – UTJL - B	262	1.635	1.852
Usina Termelétrica Jorge Lacerda C - UTJL – C	363	2.399	1.975
Usina Termelétrica Charqueadas - UTCH	72	339	300
Usina Termelétrica Alegrete - UTAL	66	235	119
Usina Termelétrica William Arjona - UTWA	80	23	-
Sub-total	**1.075**	**5.666**	**5.337**
Total	**4.599**	**18.605**	**19.623**

11.01 - PROCESSO DE PRODUÇÃO

Percentuais já depreciados dos principais equipamentos das usinas

USINA	ENTRADA EM OPERAÇÃO	% DEPRECIAÇÃO MÉDIA
Usina Hidrelétrica Passo Fundo - UHPF	1973	67
Usina Hidrelétrica Salto Osório - UHSO	1975 e 1981	68
Usina Hidrelétrica Salto Santiago - UHSS	1980	64
Usina Hidrelétrica Itá – UHIT - (participação em consórcio)	2000 e 2001	1
Usina Termelétrica Jorge Lacerda A – UTJL - A - Unidades I a IV	1965 e 1973	87
Usina Termelétrica Jorge Lacerda B – UTJL - B - Unidades V e VI	1979 e 1980	97
Usina Termelétrica Jorge Lacerda C - UTJL – C – Unidade VII	1997	19
Usina Termelétrica Charqueadas - UTCH	1962	77
Usina Termelétrica Alegrete - UTAL	1968	94
Usina Termelétrica William Arjona - UTWA	2000	6

Estratégias de Seguros

- Propriedade: para usinas em geral e demais bens são efetuados seguros do tipo "All Risks". Os valores de cobertura são definidos com base em custos praticados internacionalmente, que cobrem a reconstrução de uma nova usina equivalente à sinistrada. A indenização não leva em conta a desvalorização pela idade do equipamento.

- Interrupção de Negócios: a Companhia está totalmente protegida contra perdas por lucro cessante causada por sinistros que originem interrupção de produção de energia.

- Responsabilidade Civil: a Companhia também está protegida contra indenizações oriundas de danos causados a terceiros, incluindo poluição súbita.

- Novos Empreendimentos: os projetos de responsabilidade da Companhia, ou por ela contratados são protegidos por seguros do tipo "All Risks" durante a fase de construção, compreendendo construção e montagem, responsabilidade civil normal e cruzada, e perdas de lucro cessante devido a atraso de entrada em operação. Durante a fase de pré-operação, a Companhia mantém seguro para proteção de seus ativos, bem como, para cobertura de lucro cessante devido à interrupção de produção em equipamentos aceitos provisoriamente.

11.01 - PROCESSO DE PRODUÇÃO

- Veículos: a Companhia adota a política de substituir a sua frota de veículos leves por veículos alugados, que estão protegidos por seguro obrigatório e por seguro adicional.

11.01 - PROCESSO DE PRODUÇÃO

- Empregados: a Companhia mantém apólice de Seguro de Vida em Grupo para seus empregados.

- Pesquisa de Mercado: para cada tipo de seguro, os valores de cobertura e as deduções são determinados levando-se em conta as práticas do mercado internacional, disponibilidade e preços.

Riscos de paralisação das atividades

Na produção de energia elétrica podem ocorrer falhas de equipamentos que afetam a produção nas usinas de geração de energia.

Os riscos inerentes ao processo produtivo da GERASUL são traduzidos por taxas de indisponibilidade, classificadas em dois grupos:

- Indisponibilidade Forçada: decorrente de paralisações intempestivas de grupos geradores ou equipamentos de serviços auxiliares que venham a restringir a capacidade de produção de energia.
- Indisponibilidade Programada: decorrente de paralisações para manutenção ou revisões planejadas com antecedência.

As indisponibilidades são convertidas em valores estatísticos e utilizadas como subsídios para o cálculo da energia garantida a ser contratada.

As manutenções de máquinas e equipamentos seguem rigorosos cronogramas previstos otimizadamente, contemplados na formulação do Plano de Operação Anual do Operador Nacional do Sistema - ONS. Os mesmos podem sofrer revisões por necessidades emergenciais ou necessidades eletroenergéticas.

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

PROCESSO DE COMERCIALIZAÇÃO

Clientes da GERASUL

Os principais clientes da Companhia são as empresas distribuidoras de energia elétrica situadas no sistema elétrico Sul, composto pelos estados do Mato Grosso do Sul, Paraná, Santa Catarina e Rio Grande do Sul, além de atender a Região Sudeste, através da venda de energia elétrica à Furnas Centrais Elétricas S.A.. Neste ano, a Companhia iniciou o atendimento a consumidores livres, com a assinatura de seu primeiro contrato. A Gerasul produziu no ano aproximadamente 5,80% de toda a energia requerida pelo sistema elétrico interligado do País.

	N° de Clientes		MWh		MWh/h (médios demanda)		R$ mil	
	2000	1999	2000	1999	2000	1999	2000	1999
Consumidores livres	1	-	21.894	-	-	-	1.401	-
Concessionárias	51	44	22.156.800	19.459.890	3.263	2.991	824.692	531.828
	52	44	22.178.694	19.459.890	3.263	2.991	826.093	531.828

DISTRIBUIÇÃO

A GERASUL não realiza a distribuição (varejo) da energia produzida. Esta atividade pertence a outros agentes da indústria de energia elétrica, especificamente as concessionárias distribuidoras.

MERCADOS

A GERASUL atua como produtora de energia elétrica, realizando suprimentos aos Estados que formam o sistema geo-elétrico do Sul, compreendendo os Estados do Rio Grande do Sul, Paraná, Santa Catarina e Mato Grosso do Sul. Atua ainda como complementadora do mercado de energia elétrica da Região Sudeste.

No que se refere ao Mercosul, a GERASUL possui contrato com a Argentina para a compra de 300 MW, proporcionando uma forte interligação elétrica do Brasil com o país vizinho, consolidando a presença da Companhia no setor elétrico do Mercosul.

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

O consumo de energia no Brasil

O mercado de energia elétrica no País apresentou um crescimento de 4,58% em relação a 1999, comportamento abaixo do previsto para o ano. Nas regiões Sul, Sudeste e Centro-Oeste a evolução foi de 4,41%, levemente abaixo da média brasileira.

Na Região Sul, vista isoladamente, verificou-se um crescimento de 5,80% no ano, percentual maior que o do crescimento apresentado pelo Produto Interno Bruto -PIB de 4,2%. É o maior crescimento verificado no consumo de energia elétrica nesta região desde 1996.

Na tabela a seguir, apresenta-se a trajetória de crescimento anual do consumo de energia elétrica e do PIB nos últimos anos:


Evolução do Consumo de Energia Elétrica e do PIB - Brasil
7,0
6,0
5,0
4,0
3,0
2,0
1,0
-
(1,0)
Percentual
1992 1993 1994 1995 1996 1997 1998 1999 2000
Ano
PIB
Consumo

Fonte: Eletrobrás (SIESE) e Gazeta Mercantil.

11.03 - POSICIONAMENTO NO PROCESSO COMPETITIVO

A recente reforma do modelo do setor elétrico brasileiro está transformando este segmento econômico, de estatal e monopolista, para privado e competitivo.

No novo modelo, novos conceitos tais como: Mercado Atacadista de Energia (MAE), Mercado Spot, Empresas Comercializadoras de Energia e Consumidores Livres, definem o caráter competitivo do setor.

Para viabilizar a privatização foi proposta a desverticalização do Setor. Empresas com atividades conjuntas de geração, transmissão e distribuição deverão ser divididas em diversas empresas específicas de geração, transmissão, distribuição e comercialização.

Participam do MAE, empresas geradoras, comercializadoras, distribuidoras e consumidores livres. Através de contratos bilaterais as geradoras comercializam sua energia gerada com as comercializadoras, distribuidoras e consumidores livres.

Um Agente Operador Independente opera o sistema elétrico e outro administra a liquidação dos contratos. Os critérios de otimização do sistema elétrico são aplicados, considerando que a geração de eletricidade no Brasil é principalmente hidráulica e excessos de energia, fora dos contratos, são produzidos e comercializados no Mercado Spot com tarifas que dependem do custo marginal de energia, bem como da operação otimizada do sistema.

A transmissão é feita através de um "grid" de transmissão. Contratos de uso e de conexão ao "grid" tem que ser firmados. Um consumidor livre (*) pode comprar energia de qualquer empresa geradora, se produtor independente, ou de qualquer comercializadora ou distribuidora do MAE. As distribuidoras podem, se desejarem, comprar energia dos diversos fornecedores do MAE, caracterizando-se, desta forma, um mercado fortemente competitivo.

A GERASUL, sendo uma empresa geradora, surge inicialmente neste novo modelo competitivo principalmente, como um gerador, na qualidade de produtor independente de energia e secundariamente como vendedora de serviços de consultoria e de vapor industrial, associado ou não à venda de energia e como um fornecedor de energia do MAE.

A GERASUL possui em carteira projetos com baixo período de maturação e vem procurando formalizar parcerias na implantação de novos projetos na área de geração de energia elétrica.

(*) De acordo com a Resolução 244, da ANEEL, de 13.08.98, classificam-se como consumidores livres: (1) consumidores cuja demanda contratada totalize, no mínimo, 10 MW (em tensão superior a 69 Kv); (2) consumidores ligados após 08 de julho de 1995, cuja demanda contratada totalize o mínimo de 3 MW (em qualquer tensão); e (3) consumidores ligados antes de 08 de julho de 1995, cuja demanda contratada totalize o mínimo de 3 MW (em tensão superior a 69 Kv). A contratação livre, nesse caso, ocorrerá somente a partir de 08 de julho de 2000.

11.03 - POSICIONAMENTO NO PROCESSO COMPETITIVO

12.01 - PRINCIPAIS PATENTES, MARCAS COMERCIAIS E FRANQUIAS

A Companhia protocolou em 10.02.1998, sob o n° 820569313, o pedido de registro da marca "GERASUL" e da respectiva logomarca no Instituto Nacional de Propriedade Industrial - INPI. O processo permanece em tramitação naquele Instituto.

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

13.01 - PROPRIEDADES RELEVANTES

1 - ITEM	2 - TIPO DE PROPRIEDADE	3 - ENDEREÇO
01	COMPLEXO TERMEL.JORGE LACERDA - 857 MW	AV. PAULO SANTOS MELLO, S/Nº - CENTRO
02	USINA TERMELÉTRICA CHARQUEADAS - 72 MW	RUA GEÓLOGO WHITE, S/Nº - CENTRO
03	USINA TERMELÉTRICA ALEGRETE - 66 MW	RUA JOÃO GALANT, S/Nº - IBIRAPUITÃ
04	USINA HIDRELÉTRICA PASSO FUNDO - 226 MW	USINA HIDROELÉTRICA PASSO FUND
05	USINA HIDROEL. SALTO OSÓRIO-1.078 MW	RODOVIA PR-473, KM 33
06	USINA HIDROEL. SALTO SANTIAGO - 1.420 MW	RODOVIA BR 158, KM 42

1 - ITEM	4 - MUNICÍPIO	5 - UF	6 - ÁREA TOTAL (MIL M²)	7 - ÁREA CONSTRUÍDA (MIL M²)	8 - IDADE (ANOS)	9 - SEGURO	10 - HIPOTECA	11 - ALUGADA DE TERCEIROS	12 - DATA DO CONTRATO	13 - TÉRMINO LOCAÇÃO	14 - OBSERVAÇÃO
01	CAPIVARI DE BAIXO	SC	2.561,322	51,468	5	SIM	NÃO	NÃO			
02	CHARQUEADAS	RS	124,334	7,308	16	SIM	NÃO	NÃO			
03	ALEGRETE	RS	204,274	8,624	20	SIM	NÃO	NÃO			
04	ENTRE RIOS DO SUL	RS	148.571,600	13,199	21	SIM	NÃO	NÃO			
05	QUEDAS DO IGUAÇU	PR	44.427,286	13,251	21	SIM	NÃO	NÃO			
06	SAUDADE DO IGUAÇU	PR	195.714,893	11,412	21	SIM	NÃO	NÃO			

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

13.01 - PROPRIEDADES RELEVANTES

1- ITEM / 4 - MUNICÍPIO / 14 - OBSERVAÇÃO	2 - TIPO DE PROPRIEDADE / 5 - UF	6 - ÁREA TOTAL (MIL M²)	7 - ÁREA CONSTRUÍDA (MIL M²)	8 - IDADE (ANOS)	3 - ENDEREÇO / 9 - SEGURO	10 - HIPOTECA	11 - ALUGADA DE TERCEIROS	12 - DATA DO CONTRATO	13 - TÉRMINO LOCAÇÃO
07	USINA HIDROELÉTRICA DE ITÁ - 1.450 MW				VOLTA DO UVA S/Nº				
ARATIBA	RS	152.096,245	12,422	2	SIM	NÃO	NÃO		
08	OBRA USINA TERMEL. JACUÍ I - 350 MW				RODOVIA RS-401, KM 27 - GRANJA CAROLA				
CHARQUEADAS	RS	2.197,165	15,765	2	SIM	NÃO	NÃO		
09	OBRA USINA HIDROE.DE MACHADINHO-1.140 MW				RUA PARANÁ, 148 - BAIRRO BALNEÁRIO				
PIRATUBA	SC	14.956,127	0,000	2	SIM	NÃO	NÃO		
10	USINA TERMELÉTRICA WILLIAM ARJONA				RODOVIA BR 60, S/Nº - ESTRADA VICINAL				
CAMPO GRANDE	MS	30.334,000	0,000	1	SIM	NÃO	NÃO		
11	EDIFÍCIO SEDE				RUA ANTÔNIO DIB MUSSI, Nº 366 - CENTRO				
FLORIANÓPOLIS	SC	0,992	5,830	15	SIM	NÃO	SIM	01/07/1999	30/11/2002

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

GERAL

Até 23.12.97 o parque gerador da Companhia integrava o patrimônio da Centrais Elétricas do Sul do Brasil S.A. - ELETROSUL, atualmente denominada Empresa Transmissora de Energia Elétrica do Sul do Brasil S.A. – ELETROSUL, tendo sido vertido à GERASUL através das operações de cisão e de incorporação ocorridas em 23.12.97 e 29.04.98, respectivamente, conforme mencionado no Grupo 09 - Quadro 01.

As tarifas praticadas pela ELETROSUL até a data da cisão contemplavam o preço da energia gerada e de sua transmissão, não distinguindo o valor correspondente a cada um desses dois segmentos de negócio.

A GERASUL, desta forma, não tem condições de produzir informações sobre a formação de resultados de exercícios pretéritos concernentes ao segmento geração de energia pertencente anteriormente à ELETROSUL.

GRUPO 13 - QUADRO 01 - PROPRIEDADES

Nas áreas construídas informadas estão incluídas , também, as vilas residenciais.

A seguir informamos as áreas construídas em m^3:

	Área Construída (M^3)
Usina Hidroelétrica Passo Fundo	
. Concreto	330,580
. Enrocamento e solo	454,430
. Escavação - Terra/Rocha	802,640
Usina Hidroelétrica Salto Osório	
. Concreto	553,430
. Enrocamento e solo	4.173,000
. Escavação - Terra/Rocha	7.535,100
Usina Hidroelétrica Salto Santiago	
. Concreto	518,000
. Enrocamento e solo	9.861.000
. Escavação - Terra/Rocha	16.920,000

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

Obra da Usina Hidroelétrica Itá

. Concreto	518,465
. Enrocamento e solo	9.853,510
. Escavação - Terra/Rocha	21.017,157

Obra da Usina Hidroelétrica Machadinho

. Concreto	410,000
. Enrocamento e solo	11.496.000
. Escavação - Terra/Rocha	11.026,000

14.05 - PROJETOS DE INVESTIMENTO

1. Projetos relacionados ao cumprimento do edital de privatização

1.1. Usina Hidrelétrica de Machadinho

A UHE Machadinho está sendo construída em parceria, cuja participação da Companhia é de 16,94%.

As principais características são as seguintes:

- Localização: Rio Pelotas, na divisa dos Estados de Santa Catarina e Rio Grande do Sul
- Potência nominal instalada: 1.140 MW
- Número de máquinas: 3 unidades de 380 MW
- Energia garantida: 473 MW médios
- Operação comercial:
  . Unidade 1: 31.08.2002
  . Unidade 2: 31.12.2002
  . Unidade 3: 30.04.2003

1.2. Usina Termelétrica Jacuí

As principais características são as seguintes:

- Localização: Charqueadas, 50 km de Porto Alegre, no Estado do Rio Grande do Sul
- Potência nominal instalada: 357 MW
- Combustível: carvão mineral pulverizado
- Estágio: conclusão parcial de 40%
- Operação comercial: 24 meses a partir da retomada do projeto

1.3. Usina Termelétrica William Arjona

- Localização: Campo Grande, Estado de Mato Grosso do Sul
- Potência nominal: 40 MW (1 unidade)
- Combustível: gás natural (óleo combustível enquanto não estiver convertida para gás)
- Operação comercial: 2001

Ampliação da potência instalada da usina de 80 MW para 120 MW.

14.05 - PROJETOS DE INVESTIMENTO

2. Projeto realizado por empresa controlada

Usina Hidrelétrica Cana Brava

A Companhia detém o controle (99,99% das ações) da Companhia Energética Meridional – CEM, uma *SPC – Special Purpose Company*, que está construindo a Usina Hidrelétrica Cana Brava, cujas características principais são as seguintes:

- Localização: Rio Tocantins, no norte do Estado de Goiás
- Potência nominal instalada: 450 MW
- Número de máquinas 3 unidades de 150 MW
- Energia garantida: 274 MW
- Início da obra: 31 de maio de 1999
- Operação comercial:
  . Unidade 1: 31.10.2002
  . Unidade 2: 30.11.2002
  . Unidade 3: 31.01.2003

A energia a ser produzida na UHE Cana Brava não está vinculada aos Contratos Iniciais e, portanto, será livremente comercializada.

15.01 - PROBLEMAS AMBIENTAIS

As atividades de geração de energia elétrica de origens hidráulica e térmica, pela sua natureza, são enquadradas na Legislação Ambiental como atividades potencialmente poluidoras.

Todas as usinas da GERASUL, em operação e em construção, estão regulares em relação ao Licenciamento Ambiental perante aos órgãos competentes de Meio Ambiente.

A degradação ambiental e a poluição podem advir de falhas ou acidentes nos sistemas de controle das Usinas, tendo como conseqüência a aplicação de penalidades pelos órgãos de Meio Ambiente.

Outro ponto que pode gerar desrespeito ou infração à Legislação é o não atendimento das condições de validade das Licenças Ambientais, que são renovadas periodicamente.

Nos últimos 10 anos, na atividade de geração de energia elétrica, a Companhia nunca sofreu qualquer tipo de paralisação ou redução de produção por exigência dos órgãos ambientais.

Em dezembro de 2000 a FATMA emitiu auto de infração para o Complexo Jorge Lacerda, em virtude da Companhia não ter apresentado cronograma de retirada do carvão pertencente à União (ex-CAEEB), que encontra-se estocado no pátio das usinas. A Companhia apresentou defesa, solicitando a suspensão da penalidade, informando a programação do Ministério de Minas e Energia – MME para a alienação daquele estoque, que pertence ao Governo Federal, sendo acatada pela FATMA.

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

1- ITEM	2 - DESCRIÇÃO	3 - % PATRIMÔNIO LÍQUIDO	4 - % LUCRO LÍQUIDO	5 - PROVISÃO	6 - VALOR (Reais Mil)
01	TRABALHISTA	1,87	27,92	SIM	45.454
02	FISCAL/TRIBUTÁRIA	3,91	58,38	SIM	95.049
03	OUTRAS	1,38	20,60	SIM	33.533

17.01 - OPERAÇÕES COM EMPRESAS RELACIONADAS

As transações com partes relacionadas, abaixo demonstradas, foram praticadas a valores, prazos e encargos usuais de mercado.

	2000							1999
	Tractebel Sul Ltda	Tractebel Power	Tractebel N.V.	Cocetrel	Cia Energética Meridional	Itá Energética S.A.	Total	Total
Ativo								
Contas a receber	-	-	-	-	204	3.575	3.779	-
Passivo								
Fornecedores	-	565	-	-	-	9.292	9.857	-
Empr. e financ.	-	-	92.452	74.463	-	-	166.915	72.990
Controladora	42.923	-	-	-	-	-	42.923	16.230
Resultado								
Receitas serviços								
Administração	-	-	-	-	316	-	316	210
Operação e manutenção	-	-	-	-	-	3.743	3:743	-
Despesas								
Compra energia	-	-	-	-	-	21.015	21.015	-
Financeiras	14.979	-	10.332	8.664	-	-	33.975	1.649

18.01 - ESTATUTO SOCIAL

CAPÍTULO I
Da Denominação, Organização, Sede, Duração e Objeto

Art. 1.º - A Centrais Geradoras do Sul do Brasil S.A., que usará a sigla GERASUL, é uma sociedade por ações.

Art. 2.º - A Companhia tem sede e foro na cidade de Florianópolis, Santa Catarina, na rua Antônio Dib Mussi, 366, Centro, podendo criar sucursais, filiais, agências e escritórios no País e no exterior.

Art. 3.º - A Companhia tem prazo de duração indeterminado.

Art. 4.º - A Companhia tem por objeto social:

I - realizar estudos, projetos, construção e operação de usinas produtoras de energia elétrica, bem como a celebração de atos de comércio decorrentes dessas atividades;

II - participar de pesquisas de interesse do setor energético, ligadas à geração e distribuição de energia elétrica, bem como de estudos de aproveitamento de reservatório para fins múltiplos;

III - contribuir para a formação de pessoal técnico necessário ao setor de energia elétrica, bem como para a preparação de operários qualificados, através de cursos especializados;

IV - participar de entidades destinadas à coordenação operacional de sistemas elétricos interligados;

V - participar de associações ou organizações de caráter técnico, científico e empresarial de âmbito regional, nacional ou internacional, de interesse para o setor de energia elétrica;

VI - colaborar para a preservação do meio ambiente no exercício de suas atividades;

VII - colaborar com os programas relacionados com a promoção e incentivo à indústria nacional de materiais e equipamentos destinados ao setor de energia elétrica, bem como para sua normalização técnica, padronização e controle de qualidade; e

VIII - participar, como sócio, quotista ou acionista, de outras sociedades no setor de energia.

CAPÍTULO II
Do Capital e das Ações

Art. 5.º - O Capital Social subscrito da Companhia é de R$ 2.279.884.278,33 (dois bilhões, duzentos e setenta e nove milhões, oitocentos e oitenta e quatro mil, duzentos e setenta e oito reais e trinta e três centavos) dividido em 464.052.075.236 (quatrocentos e sessenta e quatro bilhões, cinqüenta e dois milhões, setenta e cinco mil, duzentos e trinta e seis) ações ordinárias nominativas, 75.069.876 (setenta e cinco milhões, sessenta e nove mil, oitocentos e setenta e seis) ações preferenciais nominativas da classe A e 140.111.594.139 (cento e quarenta bilhões, cento e onze milhões, quinhentos e noventa e quatro mil, cento e trinta e nove) ações preferenciais nominativas da classe B, todas sem valor nominal.

§ 1.º - A Companhia poderá emitir ações preferenciais até o limite de 2/3 (dois terços) do Capital Social, sem guardar proporção com as demais existentes, as quais concorrerão em igualdade de condições com as ações ordinárias.

§ 2.º - As ações ordinárias nominativas, com direito a voto, e ações preferenciais nominativas, sem direito a voto, poderão ser mantidas em contas de depósito em nome dos respectivos titulares, sob o regime escritural, sem emissão de certificados, em instituição financeira designada pelo Conselho de Administração.

§ 3.º - Sempre que houver transferência de propriedade de ações, a instituição financeira depositária poderá cobrar, do acionista alienante, o custo concernente ao serviço de tal transferência, observados os limites máximos fixados pela Comissão de Valores Mobiliários.

§ 4.º - As ações preferenciais nominativas não podem ser convertidas em ações ordinárias e terão prioridade no reembolso do capital e na distribuição de dividendos.

§ 5.º - As ações preferenciais nominativas da classe A terão prioridade na distribuição de dividendos não inferiores a 2% (dois por cento), à taxa legal de remuneração do investimento das empresas de energia elétrica, dividendos esses calculados sobre o capital próprio a essa espécie e classe de ações, a serem entre elas rateados igualmente.

§ 6.º - As ações preferenciais nominativas da classe B terão prioridade na distribuição de dividendos de 6% (seis por cento) ao ano, sobre o capital próprio a essa espécie e classe de ações, dividendos esses a serem entre elas rateados igualmente.

§ 7.º - As ações preferenciais nominativas participarão, em igualdade de condições, com as ações ordinárias nominativas na distribuição dos dividendos, depois de a estas ser assegurado o menor dos dividendos mínimos previstos nos §§ anteriores.

Art. 6.º - A Companhia poderá emitir debêntures simples ou conversíveis em ações.

Parágrafo único - A integralização de debêntures conversíveis em ações obedecerá às normas estabelecidas pela Assembléia Geral, a qual poderá delegar ao Conselho de Administração a fixação ou a atualização das condições dos títulos.

Art. 7.º - Os aumentos de capital da Companhia serão realizados mediante subscrição pública ou particular de ações, por conversão de debêntures ou incorporação de reservas, capitalizando-se os recursos através das modalidades admitidas em lei, e a integralização das ações obedecerá às normas e condições estabelecidas pelo seu Conselho de Administração.

Parágrafo único - O acionista que não fizer o pagamento de acordo com as normas e condições a que se refere o presente artigo, ficará de pleno direito constituído em mora, aplicando-se atualização monetária, juros de 12% (doze por cento) ao ano e a multa de 10% (dez por cento) sobre o valor da prestação vencida.

Art. 8.º - A Companhia está autorizada a, por deliberação do Conselho de Administração, independentemente de reforma estatutária, aumentar o seu capital social até o limite de R$ 4.500.000.000,00 (quatro bilhões e quinhentos milhões de reais).

§ 1.º - Além das outras condições referentes à emissão de novas ações, caberá ao Conselho de Administração determinar o preço de emissão e o prazo de integralização das ações subscritas.

§ 2.º - Os aumentos de capital poderão ser feitos sem necessidade de se guardar proporção entre as ações preferenciais e ordinárias, observado o disposto no § 1º do art. 5º.

§ 3.º - O Conselho de Administração poderá aprovar a emissão de novas ações sem direito de preferência para os antigos acionistas se a colocação for feita mediante venda em bolsa de valores, subscrição pública ou permuta por ações em oferta pública de aquisição do controle.

Art. 9.º - A Companhia poderá emitir títulos unitários ou múltiplos de ações. Os grupamentos ou desdobramentos serão feitos a pedido do acionista correndo por sua conta as despesas com a substituição dos títulos.

Parágrafo único - Os serviços de conversão, transferência e desdobramento de ações poderão ser transitoriamente suspensos, observadas as normas e limitações estabelecidas na legislação em vigor.

CAPÍTULO III
Das Assembléias Gerais

Art. 10 - A Assembléia Geral Ordinária realizar-se-á dentro dos 4 (quatro) primeiros meses seguintes ao término do exercício social, em dia e hora previamente fixados, para:

I - tomar as contas dos administradores, examinar, discutir e votar as demonstrações financeiras;

II - deliberar sobre a destinação do Lucro Líquido do exercício e a distribuição de dividendos; e

III - eleger os membros do Conselho Fiscal e, quando for o caso, os membros do Conselho de Administração.

Art. 11 – A Assembléia Geral reunir-se-á extraordinariamente sempre que necessário, observadas em sua convocação, instalação e deliberações as prescrições legais e estatutárias pertinentes.

Art. 12 - A mesa que dirigirá os trabalhos da Assembléia Geral será constituída pelo Presidente do Conselho de Administração ou, na sua ausência ou impedimento, por quem a assembléia escolher, e por um secretário, escolhido dentre os presentes.

Art. 13 - O Edital de Convocação poderá condicionar a presença do acionista na Assembléia Geral ao cumprimento dos requisitos previstos em lei, devendo, para tanto, apresentar documento que comprove sua qualidade de acionista, podendo o depósito de tais documentos ser exigido com 72 (setenta e duas) horas de antecedência do dia marcado para a realização da Assembléia.

CAPÍTULO IV
Da Administração

Art. 14 - A Companhia será administrada por um Conselho de Administração e uma Diretoria Executiva.

Art. 15 - A Assembléia Geral fixará a remuneração dos administradores. Se a remuneração for estabelecida de forma global, o Conselho de Administração deverá deliberar sobre o seu rateio entre os seus membros e os Diretores.

CAPÍTULO V
Do Conselho de Administração

Art. 16 - O Conselho de Administração será composto de até 7 (sete) membros, sendo um o Presidente do Conselho e outro o Vice-Presidente, escolhidos pelos acionistas, com mandato de 3 (três) anos, permitida a reeleição.

§ 1º - Um dos membros do Conselho de Administração será proposto pelos empregados da Companhia e eleito nos termos de acordo de acionistas entre estes e o acionista controlador.

§ 2º - Em ocorrendo a vacância no Conselho de Administração, os acionistas deverão ser convocados, na forma da lei, para, em Assembléia Geral, elegerem o substituto.

Art. 17 - O Conselho de Administração reunir-se-á, de ordinário, bimestralmente e, extraordinariamente, sempre que o interesse da Companhia exigir, mediante convocação na forma deste Estatuto.

Art. 18 – As reuniões do Conselho de Administração serão convocadas pelo seu Presidente ou por membros que representem, no mínimo, 1/3 (um terço) dos seus membros, ficando dispensada a convocação na hipótese de comparecerem todos os membros. O Conselho de Administração deliberará por maioria de votos, cabendo ao seu Presidente, em caso de empate, o voto de qualidade.

Art. 19 – O Conselho de Administração terá as seguintes atribuições:

I – fixar a orientação geral dos negócios da Companhia;

II – eleger e destituir os Diretores e fixar-lhes as atribuições, observado o disposto neste Estatuto;

III – fiscalizar a gestão dos Diretores;

IV - estabelecer limites e alçadas para a representação da Companhia por procuradores;

V - convocar a Assembléia Geral;

VI – manifestar-se sobre o relatório da Administração e as contas da Diretoria;

VII - aprovar o valor global do orçamento anual da Companhia;

VIII – aprovar a celebração de contratos e a assunção de obrigações de valor superior a R$ 10.000.000,00 (dez milhões de reais);

IX - propor à Assembléia Geral a emissão de debêntures;

X – deliberar sobre as condições de negociação de debêntures, por delegação da Assembléia Geral, até o limite por ela autorizado;

XI – aprovar a concessão de garantia ou aval a terceiros;

XII – aprovar a alienação ou oneração de bens do ativo permanente da Companhia de valor superior a R$ 10.000.000,00 (dez milhões de reais);

XIII – deliberar sobre a aquisição e a alienação de ações de emissão da Companhia, fixando-lhes preço e condições;

XIV – deliberar sobre a emissão de novas ações, o preço de emissão e as demais condições de tais emissões, observado o que dispuser este Estatuto;

XV – deliberar, nos casos previstos neste Estatuto, sobre a elaboração de demonstrações financeiras semestrais ou em períodos menores e a distribuição de dividendos intermediários ou à conta de lucros acumulados ou de reserva de lucros;

XVI– deliberar sobre a emissão de notas promissórias comerciais (*commercial papers*), bem como a emissão de bônus de subscrição;

XVII - escolher e destituir os auditores independentes;

XVIII – aprovar o Regulamento Interno da Companhia; e

XIX – deliberar sobre os casos omissos no Estatuto.

Art. 20 - Nas suas ausências ou impedimentos, o Presidente do Conselho será substituído pelo Vice-Presidente.

CAPÍTULO VI
Da Diretoria Executiva

Art. 21 - A Diretoria Executiva da Companhia será composta de até 7 (sete) membros, sendo um o Diretor Presidente, eleitos pelo Conselho de Administração, com mandato de 3 (três) anos, sendo permitida a reeleição.

Art. 22 - A Diretoria reunir-se-á, de ordinário, pelo menos uma vez por mês e, extraordinariamente, sempre que o interesse da Companhia o exigir, mediante convocação na forma deste Estatuto.

18.01 - ESTATUTO SOCIAL

Art. 23 - As reuniões da Diretoria Executiva serão convocadas pelo Diretor Presidente ou por 2 (dois) Diretores, ficando dispensada a convocação na hipótese de comparecerem todos os seus membros. A Diretoria Executiva deliberará por maioria de votos, cabendo ao Diretor Presidente, em caso de empate, o voto de qualidade.

Art. 24 - Compete à Diretoria Executiva a direção geral e a representação da Companhia, observado este Estatuto e as diretrizes e atribuições fixadas pelo Conselho de Administração.

Parágrafo único - No exercício de suas atribuições, cabe à Diretoria Executiva:

I - elaborar as demonstrações financeiras e o relatório da administração, quando for o caso;

II - elaborar o Regulamento Interno da Companhia e submetê-lo à aprovação do Conselho de Administração;

III – elaborar o orçamento anual da Companhia; e

IV – aprovar qualquer revisão do orçamento anual aprovado, observado o valor global aprovado pelo Conselho de Administração.

Art. 25 - No caso de impedimento temporário, licença ou férias de qualquer Diretor, a Diretoria indicará um Diretor para acumular as suas funções.

Art. 26 – No caso de vacância, a Diretoria designará um Diretor para acumular as funções do cargo vago, até a realização da primeira reunião do Conselho de Administração, quando será preenchido o cargo, pelo prazo que restava ao Diretor substituído.

Art. 27 - A Companhia ficará obrigada pela assinatura conjunta de dois Diretores, observado, no entanto, o disposto nos §§ seguintes.

§ 1.º - Os Diretores poderão nomear procuradores para representarem a Companhia, agindo sempre em conjunto com um diretor ou outro procurador com bastante poderes ou, ainda, agindo isoladamente.

§ 2.º - As procurações da Companhia deverão ser outorgadas por 2 (dois) Diretores e deverão especificar os poderes outorgados e o prazo de duração do mandato, ressalvadas as procurações para representação da Companhia em processos administrativos e judiciais, que poderão ter prazo indeterminado.

CAPÍTULO VII
Das Atribuições dos Diretores

Art. 28 - Compete ao Diretor Presidente:

I - superintender os negócios da Companhia e formular as suas políticas e estratégias;

II - manter sistema de auditoria interna; e

III - presidir as reuniões da Diretoria Executiva.

Art. 29 - Compete ao Diretor Administrativo:

I – formular procedimentos administrativos gerais e políticas de documentação, suprimentos, serviços gerais, apoio administrativo, transporte e informática;

II – Promover ações de comunicação empresarial e relações públicas; e

III – Formular as políticas de Recursos Humanos da Companhia.

Art. 30 - Compete ao Diretor Financeiro e de Relações com Investidores:

I – promover a administração financeira e contábil da Companhia; e

II – coordenar as relações com os mercados de capitais e financeiro, prestando informações à Comissão de Valores Mobiliários – CVM, Bolsa de Valores, acionistas e investidores, conforme exigido pela legislação aplicável.

Art. 31 – Compete ao Diretor de Controle e Análise de Riscos:

I – elaborar o Plano Estratégico e preparar e acompanhar o orçamento da Companhia; e

II – implantar as políticas de seguros e gerenciamento de riscos da Companhia.

Art. 32 – Compete ao Diretor de Produção Energia:

I – promover a operação e manutenção dos ativos de geração da Companhia.

Art. 33 – Compete ao Diretor de Comercialização e Negócios:

I – efetuar a comercialização de energia de curto médio e longo prazo;

II – efetuar o planejamento e programação da produção;

III – desenvolver novos mercados e clientes e definir produtos a serem comercializados; e

IV – desenvolver novos investimentos em cogeração e prestar apoio no desenvolvimento de novos negócios.

Art. 34 – Compete ao Diretor de Implantação de Projetos:

I – conduzir a implementação física de novos empreendimentos, incluindo edificações, urbanismo e infra-estrutura; e

II – conduzir o licenciamento e comissionamento dos novos empreendimentos.

CAPÍTULO VIII
Do Comitê Estratégico

Art. 35 – A Companhia poderá ter um comitê estratégico, que será um órgão consultivo da administração, com funções de opinar e aconselhar o Conselho de Administração e a Diretoria nos assuntos que lhe sejam submetidos. O Comitê Estratégico será composto de até 7 (sete) membros, acionistas ou não, residentes no País ou não, podendo ser administradores, eleitos pelo Conselho de Administração, que fixará a remuneração de seus membros, e seu funcionamento será regido pelo Regulamento Interno da Companhia

CAPÍTULO IX
Do Conselho Fiscal

Art. 36 - O Conselho Fiscal não terá funcionamento permanente, instalando-se somente a pedido dos acionistas, na forma da lei, sendo constituído de até 5 (cinco)

membros efetivos e igual número de suplentes, com mandato de 1 (um) ano. A Assembléia Geral que vier a eleger o Conselho Fiscal, caberá fixar a respectiva remuneração, observado o mínimo legal.

CAPÍTULO X
Do Exercício Social e Demonstrações Financeiras

Art. 37 - O exercício social encerrar-se-á a 31 de dezembro de cada ano e obedecerá, quanto às demonstrações financeiras, as disposições legais aplicáveis.

§ **1.°** - Em cada exercício será obrigatória a distribuição de um dividendo não inferior a 25% (vinte e cinco por cento) do lucro líquido, ajustado nos termos de lei, observadas as disposições previstas no art. 5°, no que se refere aos dividendos das ações preferenciais, devendo a destinação do resultado integral do exercício ser submetida à deliberação da Assembléia Geral.

§ **2.°** - A Companhia poderá levantar demonstrações financeiras a 30 de junho de cada ano, podendo o Conselho de Administração declarar dividendos com base nas mesmas.

§ **3.°** - A Companhia poderá elaborar demonstrações financeiras e distribuir dividendos em períodos menores, desde que o total dos dividendos pagos em cada semestre do exercício social não exceda o montante das reservas de capital de que trata o §1.° do artigo 182 da Lei 6.404, de 15 de dezembro de 1976.

§ **4.°** - O Conselho de Administração poderá declarar dividendos intermediários, à conta de lucros acumulados ou de reservas de lucros existentes no último balanço anual ou semestral.

§ **5.°** - A Companhia, mediante deliberação da Assembléia Geral, poderá pagar aos acionistas juros remuneratórios sobre o capital próprio, observando, para tanto, as normas vigentes na época da deliberação.

Art. 38 - Prescreve em 3 (três) anos a ação para pleitear dividendos, os quais, não reclamados oportunamente, reverterão em benefícios da Companhia.

CAPÍTULO XI
Das Disposições Gerais

Art. 39 - A participação nos lucros ou resultados, desvinculada da remuneração, poderá ser paga aos empregados, após manifestação da Assembléia Geral Ordinária, em consonância com a legislação pertinente.

20.01 - DESCRIÇÃO DAS INFORMAÇÕES ALTERADAS

As alterações realizadas foram as seguintes:

Quadro 04.01 – COMPOSIÇÃO DO CAPITAL SOCIAL, página 17

Onde se lê:

2- ITEM	3- ESPÉCIE DE AÇÕES	6- QTD. DE AÇÕES (Mil)	7- SUBSCRITO (Reais Mil)	8- INTEGRALIZADO (Reais Mil
03	PREFERENCIAIS CLASSE A	140.111.594	528.664	527.484
04	PREFERENCIAIS CLASSE B	75.070	285	285

Leia-se:

2-ITEM	3-ESPÉCIE DE AÇÕES	6-QTD. DE AÇÕES (Mil)	7-SUBSCRITO (Reais Mil)	8-INTEGRALIZADO (Reais Mil
03	PREFERENCIAIS CLASSE A	75.070	285	285
04	PREFERENCIAIS CLASSE B	140.111.594	528.664	527.484

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

ÍNDICE

TRACTEBEL ENERGIA S.A. (File No. 82-4760)

12g3-(b) Reinstatement Request

Volume I of II

SECOND QUARTER 2001 RESULTS (ITR)

June 30, 2001

Contains:

- Balance sheet
- Share breakdown
- Dividend distribution
- Company structure (share capital)
- Income Statement
- Subsidiary breakdown
- Notes (eg. Consumers, financing, criteria for assessing assets, investments)

ITR - Quarterly Results

Period ended: 6/31/2001

BALANCE SHEET (R$ thousands)

ASSETS

Code	Description	6/30/2001	3/31/2001
1	Total Assets	4.520.086	4.624.409
1.01	*Current Assets*	249.667	361.267
1.01.01	Availabilities	17.193	12.995
1.01.02	Credits	159.152	287.102
1.01.02.01	Consumers and concessionaires	121.981	136.709
1.01.02.02	Titles and Securities	37.171	150.383
1.01.03	Inventories	5.759	5.667
1.01.04	Other	67.563	55.503
1.01.04.01	Credits from Cta. Cons. Combustivel (CCC)	27.928	18.112
1.01.04.02	Taxes and Social Contributions receivable	15.065	7.871
1.01.04.03	Property transfer, shutdowns, services and availabilites	4.747	5.821
1.01.04.04	Bid concessions	3.044	2.997
1.01.04.05	Deferred Fiscal Credits	2.922	2.922
1.01.04.06	Anticipated expenses	2.780	6.093
1.01.04.07	Other	11.077	11.707
1.02	*Long-term Assets*	267.081	258.679
1.02.01	Credits (several)	13.368	13.982
1.02.01.01	Titles and Securities	7.838	8.875
1.02.01.02	Taxes and Social Contributions Receivable	5.530	5.107
1.02.02	Credits with Related Parties	0	0
1.02.02.01	With Joint Parties	0	0
1.02.02.02	With Controlled Parties	0	0
1.02.02.03	With Other Related Parties	0	0
1.02.03	Other	253.713	244.697
1.02.03.01	Deposits Related to Litigation	23.170	20.990
1.02.03.02	Deferred Fiscal Credits	227.554	220.597
1.02.03.03	Other	2.989	3.110
1.03	*Fixed Assets*	4.003.338	4.004.463
1.03.01	Investments	455.641	450.412
1.03.01.01	Share in Joint Parties	0	0
1.03.01.02	Share in Controlled Parties	433.357	428.118
1.03.01.03	Other Investments	22.284	22.294
1.03.01.03.01	Property for Future use and Destined for Alienation	1.802	1.812
1.03.01.03.02	Other	20.482	20.482
1.03.02	Fixed	3.545.561	3.551.610
1.03.03	Deferred	2.136	2.441

LIABILITIES

Code	Description	6/30/2001	3/31/2001
2	Total Liabilities	4.520.086	4.624.409
2.01	*Current Liabilites*	326.151	583.005
2.01.01	Loans and Financing	155.348	245.816
2.01.02	Debentures	0	0
2.01.03	Suppliers	78.774	65.249
2.01.04	Taxes, Fees, and Contributions	29.328	30.083
2.01.04.01	Taxes and Social Contributions (Current)	7.699	8.914
2.01.04.02	Taxes and Social Contributions (In installments)	21.629	21.169
2.01.05	Dividends Payable	2.161	136.799
2.01.06	Provisions	41.590	37.372
2.01.06.01	ELOS Foundation	28.635	22.133
2.01.06.02	Other	12.955	15.239
2.01.07	Related Party Debt	0	44.623
2.01.08	Other	18.950	23.063
2.01.08.01	Global Reversal Reserve	1.507	1.507
2.01.08.02	Financial Compensation for the Utilisation of Water Resources	7.559	6.343
2.01.08.03	Electrical Energy Concessionaires	0	66
2.01.08.04	Employee Profit-Sharing	109	4.114
2.01.08.05	Other	9.775	11.033
2.02	*Long-term Liabilities*	1.538.875	1.566.760
2.02.01	Loans and Financing	1.236.256	1.227.261
2.02.02	Debentures	0	0
2.02.03	Provisions	188.881	218.952
2.02.03.01	ELOS Foundation	47.939	60.374
2.02.03.02	Contingencies	127.649	146.713
2.02.03.03	Other	13.293	11.865
2.02.04	Related Party Debt	0	0
2.02.05	Other	113.738	120.547
2.02.05.01	Taxes and Social Contributions (In installments)	54.623	58.871
2.02.05.02	Special Obligations	56.511	56.511
2.02.05.03	Other	2.604	5.165
2.03	*Future Period Results*	0	0
2.05	*Shareholders' Equity*	2.655.060	2.474.644
2.05.01	Paid-in Capital	2.279.884	2.279.884

02 APR 22 AM 11:43

2.05.02	Capital Reserves	257.577	91.695
2.05.03	Reappraisal Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Controlled/Joint	0	0
2.05.04	Profits Reserve	61.980	61.980
2.05.04.01	Legal	8.521	8.521
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	From Profits Realizable	0	0
2.05.04.05	Retained Earnings	53.459	53.459
2.05.04.06	For Retained Dividends	0	0
2.05.04.07	Other Profits Reserve	0	0
2.05.05	Accumulated Income/Loss	55.619	41.085

INCOME STATEMENT (in R$ thousdands)

Code	Description	1/04/2001 to 6/30/2001	1/01/2001 to 6/30/2001	4/01/2000 to 6/30/2000	1/01/2000 to 6/30/2000
3.01	*Gross Revenue from Sales and/or Services Rendered*	333.18	667.151	239.284	491.834
3.01.01	Electrical Energy Supply	252.350	519.074	165.332	346.816
3.01.02	Fuel Subsidy (CCC)	76.687	142.601	71.761	142.211
3.01.03	Ash Sales	2.240	2.240	0	0
3.01.04	Other	1.905	3.236	2.191	2.807
3.02	*Gross Revenue Deductions*	(14.368)	(26.599)	(8.745)	(17.918)
3.02.01	Taxes and Social Contributions	(12.502)	(24.733)	(8.745)	(17.918)
3.02.02	Transfer - CCC - Ash Sales	(1.866)	(1.866)	0	0
3.03	*Net Income from Sales and/or Services Rendered*	318.814	640.552	230.539	473.916
3.04	*Cost of Goods and/or Services Rendered*	(224.022)	(407.096)	(161.219)	(291.550)
3.04.01	Personnel	(10.758)	(20.364)	(9.657)	(18.435)
3.04.02	Material	(3.053)	(4.716)	(3.724)	(5.372)
3.04.03	Third-party Services	(5.396)	(9.145)	(5.801)	(8.719)
3.04.04	Fuel for Electrical Energy Production (CCC)	(76.687)	(142.601)	(71.761)	(142.211)
3.04.05	Fuel for Electrical Energy Production	(6.112)	(7.674)	(1.336)	(2.724)
3.04.06	Financial Compensation for Use of Water Resources	(10.827)	(19.220)	(3.138)	(6.740)
3.04.07	Depreciation and Amortization	(39.098)	(78.366)	(32.509)	(65.041)
3.04.08	Electrical Energy Bought for Resale	(67.964)	(112.156)	(31.399)	(36.949)
3.04.09	Use of Public Property/Goods (UBP)	(3.220)	(6.440)	(2.126)	(4.252)
3.04.10	Operational Provision Constitution	(1.866)	(3.731)	(3.821)	(7.642)
3.04.11	Operational Provision Reversal	2.670	3.217	5.683)	8.697
3.04.12	Other	(1.691)	(5.878)	(1.630)	(2.162)
3.05	*Gross Result*	94.792	233.456	69.320	182.366
3.06	*Operating Expenses/Income*	(97.354)	(178.514)	(56.491)	(72.262)
3.06.01	With Sales	(2.429)	(5.455)	(834)	(1.667)
3.06.02	General and Administrative	228	12.648	(10.999)	(18.094)
3.06.02.01	*Personnel*	(5.379)	(10.314)	(9.353)	(16.116)
3.06.02.02	Third-party Services	(2.785)	(5.420)	(2.032)	(4.027)
3.06.02.03	Operational Provision Constitution	(2.888)	(8.759)	(1.049)	(1.742)
3.06.02.04	Operational Provision Reversal	26.556	61.376	9.239	23.543
3.06.02.05	Other	(15.276)	(24.235)	(7.804)	(19.752)
3.06.03	Financial	(93.533)	(179.400)	(44.658)	(52.501)
3.06.03.01	Financial Income	3.264	13.211	3.015	4.596
3.06.03.01.01	Income from Investments	2.619	5.666	1.978	2.908
3.06.03.01.02	Monetary Variation	416	6.097	152	296
3.06.03.01.03	*Other*	229	1.448	885	1.392
3.06.03.02	Financial Expenses	(96.797)	(192.611)	(47.673)	(57.097)
3.06.03.02.01	Debt Duty	(35.441)	(64.891)	(24.993)	(51.460)
3.06.03.02.02	Duty on Taxes and Social Contributions	(1.576)	(3.357)	(2.355)	(4.959)
3.06.03.02.03	Interest on Own Capital	(25.926)	(25.926)	0	0
3.06.03.02.04	Reversal of Interest on Own Capital	25.926	25.926	0	0
3.06.03.02.05	Monetary Variation without Financing	(53.205)	(112.675)	(14.999)	11.104
3.06.03.02.06	Monetary Variation - Other	904	(1.168)	(469)	(1.673)
3.06.03.02.07	Other	(7.479)	(10.520)	(4.857)	(10.109)
3.06.04	*Other Operating Income*	0	0	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity Equivalence Result	(1.620)	(6.307)	0	0
3.07	*Operating Profit (Loss)*	(2.562)	54.942	12.829	110.104
3.08	*Non-Operating Profit (Loss)*	1.046	1.138	(327)	(307)
3.08.01	Revenue	1.199	1.348	(35)	34
3.08.02	Expenses	(153)	(210)	(292)	(341)
3.09	*EBIT*	(1.516)	56.080	12.502	109.797
3.10	*Income Tax and Social Contributions Provision*	4.801	(2.178)	(1.182)	(8.280)
3.10.01	*Income Tax*	4.112	0	(889)	(6.087)
3.10.02	Social Contributions	689	(2.178)	(293)	(2.193)
3.11	*Deferred Income Tax*	11.249	1.717	(4.150)	(30.911)
3.11.01	Income Tax	9.316	3.160	(3.090)	(22.788)
3.11.02	Social Contributions	1.933	(1.443)	(1.060)	(8.123)
3.12	*Statutory Equity/Contributions*	0	0	0	0
3.12.01	Equity	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	*Reversal of Interest on Own Capital*	0	0	0	0
3.15	*Profit (loss) in Period*	14.534	55.619	7.170	70.606
	NUMBER OF SHARES, EX-TREASURY (thousands)	604.238.739	604.238.739	539.091.216	539.091.216
	PROFIT PER SHARE	0.00002	0.00009	0.0001	0.00013
	LOSS PER SHARE				

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19
4 - NIRE		
42300024384		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO
3 - CEP	4 - MUNICÍPIO			5 - UF
88015-110	FLORIANÓPOLIS			SC
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
048	221-7016	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
048	221-7015	-	-	
15 - E-MAIL				
mantuano@gerasul.com.br				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
MARC JACQUES ZELIE VERSTRAETE				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSS, Nº 366				CENTRO
4 - CEP	5 - MUNICÍPIO			6 - UF
88015-110	FLORIANÓPOLIS			SC
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
048	221-7060	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
048	221-7002	-	-	
16 - E-MAIL				
marc@gerasul.com.br				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2001	31/12/2001	2	01/04/2001	30/06/2001	1	01/01/2001	31/03/2001

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES	00385-9
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
MARCELO CAVALCANTI ALMEIDA	335.905.597-72

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 30/06/2001	2 - TRIMESTRE ANTERIOR 31/03/2001	3 - IGUAL TRIMESTRE EX. ANTERIOR 30/06/2000
Do Capital Integralizado			
1 - Ordinárias	464.052.075	464.052.075	454.100.459
2 - Preferenciais	140.186.664	140.186.664	84.990.757
3 - Total	604.238.739	604.238.739	539.091.216
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA
Empresa Comercial, Industrial e Outras

2 - TIPO DE SITUAÇÃO
Operacional

3 - NATUREZA DO CONTROLE ACIONÁRIO
Privada Nacional

4 - CÓDIGO ATIVIDADE
1990200 - Serviços de Eletricidade

5 - ATIVIDADE PRINCIPAL
GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA

6 - TIPO DE CONSOLIDADO
Total

7 - TIPO DO RELATÓRIO DOS AUDITORES
Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	AGO	16/04/2001	Dividendo	18/04/2001	ON	0,0001827958
02	AGO	16/04/2001	Dividendo	18/04/2001	PNA	0,0002437277
03	AGO	16/04/2001	Dividendo	18/04/2001	PNB	0,0001827958
04	AGO	16/04/2001	Juros Sobre Capital Próprio	18/04/2001	ON	0,0000512862
05	AGO	16/04/2001	Juros Sobre Capital Próprio	18/04/2001	PNA	0,0000683816
06	AGO	16/04/2001	Juros Sobre Capital Próprio	18/04/2001	PNB	0,0000512862

RUBRICADO PARA IDENTIFICAÇÃO
POR UM REPRESENTANTE DA
DELOITTE TOUCHE TOHMATSU
AUDITORES INDEPENDENTES
RIO DE JANEIRO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
14/08/2001	

RUBRICADO PARA IDENTIFICAÇÃO
POR UM REPRESENTANTE DA
DELOITTE TOUCHE TOHMATSU
AUDITORES INDEPENDENTES
RIO DE JANEIRO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2001	4 - 31/03/2001
1	Ativo Total	4.520.086	4.624.409
1.01	Ativo Circulante	249.667	361.267
1.01.01	Disponibilidades	17.193	12.995
1.01.02	Créditos	159.152	287.102
1.01.02.01	Consumidores e Concessionárias	121.981	136.719
1.01.02.02	Titulos e Valores Mobiliários	37.171	150.383
1.01.03	Estoques	5.759	5.667
1.01.04	Outros	67.563	55.503
1.01.04.01	Créditos da Cta Cons. Combustivel - CCC	27.928	18.112
1.01.04.02	Tributos e Contrib. Sociais a Recuperar	15.065	7.871
1.01.04.03	Alienações, Desativ., Serv.e Disp.Reemb.	4.747	5.821
1.01.04.04	Concessões Licitadas	3.044	2.977
1.01.04.05	Créditos Fiscais Diferidos	2.922	2.922
1.01.04.06	Despesas Antecipadas	2.780	6.093
1.01.04.07	Outros	11.077	11.707
1.02	Ativo Realizável a Longo Prazo	267.081	258.679
1.02.01	Créditos Diversos	13.368	13.982
1.02.01.01	Titulos e Valores Mobiliários	7.838	8.875
1.02.01.02	Tributos e Contrib. Sociais a Recuperar	5.530	5.107
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	253.713	244.697
1.02.03.01	Depósitos Vinculados a Litigios	23.170	20.990
1.02.03.02	Créditos Fiscais Diferidos	227.554	220.597
1.02.03.03	Outros	2.989	3.110
1.03	Ativo Permanente	4.003.338	4.004.463
1.03.01	Investimentos	455.641	450.412
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	433.357	428.118
1.03.01.03	Outros Investimentos	22.284	22.294
1.03.01.03.01	Bens Direitos p/Uso Fut.e Dest.Alienação	1.802	1.812
1.03.01.03.02	Outros	20.482	20.482
1.03.02	Imobilizado	3.545.561	3.551.610
1.03.03	Diferido	2.136	2.441

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2001	4 - 31/03/2001
2	Passivo Total	4.520.086	4.624.409
2.01	Passivo Circulante	326.151	583.005
2.01.01	Empréstimos e Financiamentos	155.348	245.816
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	78.774	65.249
2.01.04	Impostos, Taxas e Contribuições	29.328	30.083
2.01.04.01	Tributos e Constrib. Sociais Correntes	7.699	8.914
2.01.04.02	Tributos e Constrib. Sociais Parcelados	21.629	21.169
2.01.05	Dividendos a Pagar	2.161	136.799
2.01.06	Provisões	41.590	37.372
2.01.06.01	Fundação ELOS	28.635	22.133
2.01.06.02	Outras	12.955	15.239
2.01.07	Dividas com Pessoas Ligadas	0	44.623
2.01.08	Outros	18.950	23.063
2.01.08.01	Reserva Global de Reversão	1.507	1.507
2.01.08.02	Compensação Financ.p/Utiliz.Rec.Hidricos	7.559	6.343
2.01.08.03	Concessionárias de Energia Elétrica	0	66
2.01.08.04	Particip.Empregados Lucros ou Resultados	109	4.114
2.01.08.05	Outros	9.775	11.033
2.02	Passivo Exigível a Longo Prazo	1.538.875	1.566.760
2.02.01	Empréstimos e Financiamentos	1.236.256	1.227.261
2.02.02	Debêntures	0	0
2.02.03	Provisões	188.881	218.952
2.02.03.01	Fundação ELOS	47.939	60.374
2.02.03.02	Contingências	127.649	146.713
2.02.03.03	Outras	13.293	11.865
2.02.04	Dividas com Pessoas Ligadas	0	0
2.02.05	Outros	113.738	120.547
2.02.05.01	Tributos e Contrib.Sociais Parcelados	54.623	58.871
2.02.05.02	Obrigações Especiais	56.511	56.511
2.02.05.03	Outros	2.604	5.165
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	2.655.060	2.474.644
2.05.01	Capital Social Realizado	2.279.884	2.279.884
2.05.02	Reservas de Capital	257.577	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	61.980	61.980
2.05.04.01	Legal	8.521	8.521
2.05.04.02	Estatutária	0	0

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/06/2001	4 -31/03/2001
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	53.459	53.459
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	55.619	41.085

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2001 a 30/06/2001	4 - 01/01/2001 a 30/06/2001	5 - 01/04/2000 a 30/06/2000	6 - 01/01/2000 a 30/06/2000
3.01	Receita Bruta de Vendas e/ou Serviços	333.182	667.151	239.284	491.834
3.01.01	Suprimento e Fornec. de Energia Elétrica	252.350	519.074	165.332	346.816
3.01.02	Subvenção Combustível - CCC	76.687	142.601	71.761	142.211
3.01.03	Venda de Cinzas	2.240	2.240	0	0
3.01.04	Outras	1.905	3.236	2.191	2.807
3.02	Deduções da Receita Bruta	(14.368)	(26.599)	(8.745)	(17.918)
3.02.01	Impostos e Contribuições	(12.502)	(24.733)	(8.745)	(17.918)
3.02.02	Repasse - CCC - Venda de Cinzas	(1.866)	(1.866)	0	0
3.03	Receita Líquida de Vendas e/ou Serviços	318.814	640.552	230.539	473.916
3.04	Custo de Bens e/ou Serviços Vendidos	(224.022)	(407.096)	(161.219)	(291.550)
3.04.01	Pessoal	(10.758)	(20.364)	(9.657)	(18.435)
3.04.02	Material	(3.053)	(4.716)	(3.724)	(5.372)
3.04.03	Serviço de Terceiro	(5.396)	(9.145)	(5.801)	(8.719)
3.04.04	Combustível p/Prod.Ener.Elétrica - CCC	(76.687)	(142.601)	(71.761)	(142.211)
3.04.05	Combustível p/Prod.Ener.Elétrica	(6.112)	(7.674)	(1.336)	(2.724)
3.04.06	Compens.Financ. p/Utiliz.Rec. Hídricos	(10.827)	(19.220)	(3.138)	(6.740)
3.04.07	Depreciação / Amortização	(39.098)	(78.388)	(32.509)	(65.041)
3.04.08	Energia Elétrica Comprada p/Revenda	(67.984)	(112.156)	(31.399)	(36.949)
3.04.09	Uso de Bem Público - UBP	(3.220)	(6.440)	(2.126)	(4.252)
3.04.10	Constituição de Provisões Operacionais	(1.866)	(3.731)	(3.821)	(7.642)
3.04.11	Reversão de Provisões Operacionais	2.670	3.217	5.683	8.697
3.04.12	Outras	(1.691)	(5.878)	(1.630)	(2.162)
3.05	Resultado Bruto	94.792	233.456	69.320	182.366
3.06	Despesas/Receitas Operacionais	(97.354)	(178.514)	(56.491)	(72.262)
3.06.01	Com Vendas	(2.429)	(5.455)	(834)	(1.667)
3.06.02	Gerais e Administrativas	228	12.648	(10.999)	(18.094)
3.06.02.01	Pessoal	(5.379)	(10.314)	(9.353)	(16.118)

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2001 a 30/06/2001	4 - 01/01/2001 a 30/06/2001	5 - 01/04/2000 a 30/06/2000	6 - 01/01/2000 a 30/06/2000
3.06.02.02	Serviço de Terceiro	(2.785)	(5.420)	(2.032)	(4.027)
3.06.02.03	Constituição de Provisões Operacionais	(2.888)	(8.759)	(1.049)	(1.742)
3.06.02.04	Reversão de Provisões Operacionais	26.556	61.376	9.239	23.543
3.06.02.05	Outras	(15.276)	(24.235)	(7.804)	(19.752)
3.06.03	Financeiras	(93.533)	(179.400)	(44.658)	(52.501)
3.06.03.01	Receitas Financeiras	3.264	13.211	3.015	4.596
3.06.03.01.01	Rendas de Aplicações Financeiras	2.619	5.666	1.978	2.908
3.06.03.01.02	Variação Monetária	416	6.097	152	296
3.06.03.01.03	Outras	229	1.448	885	1.392
3.06.03.02	Despesas Financeiras	(96.797)	(192.611)	(47.673)	(57.097)
3.06.03.02.01	Encargos de Dívidas	(35.441)	(64.891)	(24.993)	(51.460)
3.06.03.02.02	Encargos s/Tributos e Contrib.Sociais	(1.576)	(3.357)	(2.355)	(4.959)
3.06.03.02.03	Juros sobre Capital Próprio	(25.926)	(25.926)	0	0
3.06.03.02.04	Reversão de Juros sobre Capital Próprio	25.926	25.926	0	0
3.06.03.02.05	Variação Monetária s/Empr.Financiamento	(53.205)	(112.675)	(14.999)	11.104
3.06.03.02.06	Variação Monetária - Outras	904	(1.168)	(469)	(1.673)
3.06.03.02.07	Outras	(7.479)	(10.520)	(4.857)	(10.109)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	(1.620)	(6.307)	0	0
3.07	Resultado Operacional	(2.562)	54.942	12.829	110.104
3.08	Resultado Não Operacional	1.046	1.138	(327)	(307)
3.08.01	Receitas	1.199	1.348	(35)	34
3.08.02	Despesas	(153)	(210)	(292)	(341)
3.09	Resultado Antes Tributação/Participações	(1.516)	56.080	12.502	109.797
3.10	Provisão para IR e Contribuição Social	4.801	(2.178)	(1.182)	(8.280)
3.10.01	Imposto de Renda	4.112	0	(889)	(6.087)

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2001 a 30/06/2001	4 - 01/01/2001 a 30/06/2001	5 - 01/04/2000 a 30/06/2000	6 - 01/01/2000 a 30/06/2000
3.10.02	Contribuição Social	689	(2.178)	(293)	(2.193)
3.11	IR Diferido	11.249	1.717	(4.150)	(30.911)
3.11.01	Imposto de Renda	9.316	3.160	(3.090)	(22.788)
3.11.02	Contribuição Social	1.933	(1.443)	(1.060)	(8.123)
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	14.534	55.619	7.170	70.606
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	604.238.739	604.238.739	539.091.216	539.091.216
	LUCRO POR AÇÃO	0,00002	0,00009	0,00001	0,00013
	PREJUÍZO POR AÇÃO				

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04.01 - NOTAS EXPLICATIVAS

NOTA 1 - CONTEXTO OPERACIONAL

A Centrais Geradoras do Sul do Brasil S.A. - GERASUL, concessionária de uso de bem público, na condição de produtor independente, com sede em Florianópolis - SC, tem como atividade a geração e comercialização de energia elétrica.

Sua capacidade instalada é de 4.799 MW, dos quais 77,60% em usinas hidrelétricas e 22,40% em termelétricas, compostos pelo seguinte parque gerador em operação: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UHE Itá (RS/SC), UTE Charqueadas (RS), UTE Alegrete (RS), UTE William Arjona (MS) e Complexo Termelétrico Jorge Lacerda (SC).

O controle acionário da Companhia pertence à Tractebel Sul Ltda., empresa constituída no Brasil sob o controle da Tractebel Sociètè Anonyme, com sede em Bruxelas, Bélgica.

NOTA 2 - APRESENTAÇÃO DAS INFORMAÇÕES TRIMESTRAIS

Todos os valores apresentados (textos e tabelas) no Balanço Patrimonial, na Demonstração do Resultado, nas Notas Explicativas e nos demais quadros estão expressos em milhares de Reais, exceto o gráfico constante da nota 11-d do quadro 04.01 e da nota 5-d do quadro 16.01, que estão expressos em milhões de Reais.

Informações da Controladora

O Balanço Patrimonial e a Demonstração do Resultado foram elaborados de acordo com a legislação societária brasileira, com as normas da Agência Nacional de Energia Elétrica – ANEEL e com os atos normativos da Comissão de Valores Mobiliários – CVM.

Informações consolidadas

As informações consolidadas estão apresentadas nos quadros 06.01, 06.02 e 07.01. O Balanço Patrimonial e a Demonstração de Resultado consolidados em 30 de junho de 2001 foram elaborados de acordo com os princípios e práticas de consolidação previstos na legislação societária brasileira e na Instrução nº 247/96, com as alterações introduzidas pela Instrução nº 285/98, da Comissão de Valores Mobiliários – CVM.

Detalhamento em Notas Explicativas

As Notas Explicativas pertinentes ao Balanço Patrimonial Consolidado e à Demonstração do Resultado Consolidado, quando aplicáveis, estão apresentadas no quadro 16.01.

NOTA 3 – SUMÁRIO DAS PRINCIPAIS PRÁTICAS CONTÁBEIS

Critérios gerais de avaliação

a) Resultado do período

As receitas e despesas estão registradas com observância do regime de competência dos exercícios.

b) Ativos circulante e realizável a longo prazo

Os materiais em estoque no almoxarifado estão registrados ao custo médio de aquisição, que não excede o valor de mercado;

os títulos e valores mobiliários estão registrados ao custo acrescido dos rendimentos auferidos até 30.06.2001, cujos valores contábeis não excedem os preços médios de mercado;

os ativos indexados estão atualizados até 30.06.2001.

c) Permanente

Os investimentos nas controladas são avaliados pelo método da equivalência patrimonial e os demais investimentos estão ao custo de aquisição, que não excede o valor de mercado.

O imobilizado está registrado ao custo de aquisição ou construção. A depreciação está calculada pelo método linear, com base nas taxas médias anuais mencionadas na Nota 10-a, calculadas com base nas Unidades de Cadastro – UC que compõem os empreendimentos, em consonância com a Resolução nº 002, de 24.12.1997, alterada pela Resolução nº 044, de 17.03.1999, da Agência Nacional de Energia Elétrica – ANEEL.

Em função do disposto nas Intruções Gerais nº 35 e 36, do Plano de Contas do Serviço Público de Energia Elétrica, os juros e demais encargos financeiros e efeitos inflacionários decorrentes dos financiamentos obtidos de terceiros, efetivamente aplicados nas imobilizações em curso, estão computados como custo do respectivo imobilizado.

d) Passivos circulante e exigível a longo prazo

Os empréstimos e financiamentos e os encargos decorrentes, apropriados até 30.06.2001, estão atualizados pelas taxas de câmbio ou índices contratuais (ver Nota 11) e as demais obrigações da Companhia estão registradas pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

Balanço Patrimonial Consolidado

Foram eliminados os investimentos da investidora no capital das investidas, os saldos ativos e passivos e as receitas e despesas decorrentes de operações entre as companhias consolidadas.

Os componentes do ativo e passivo e as receitas e despesas da ITASA estão consolidados na proporção da participação da Companhia em seu capital social, por se tratar de controle compartilhado (ver Nota 9-b).

Em face da alta proporção de participação da controladora nas controladas CEM e Alpha (ver Nota 9-b), não houve efeito da participação dos acionistas não controladores a ser demonstrado no patrimônio líquido consolidado.

NOTA 4 – CONSUMIDORES E CONCESSIONÁRIAS

	30.06.2001			**31.03.2001**
	Vincendos	**Vencidos mais de 90 dias**	**Total**	**Total**
Consumidores livres	771	-	771	1.408
Concessionárias	103.461	17.749	121.210	135.311
	104.232	**17.749**	**121.981**	**136.719**

A Companhia assinou contrato para fornecimento de energia na categoria de "consumidores livres", com vigência até o ano 2004. As correspondentes faturas têm seus vencimentos no dia 15 do mês subseqüente ao do fornecimento.

As faturas de suprimento a concessionárias são desdobradas em três parcelas iguais, com vencimento nos dias 15 e 25 do mês seguinte ao do suprimento e no dia 5 do segundo mês subseqüente.

Nos valores vencidos há mais de 90 dias, está contemplado o faturamento de curto prazo no valor de R$ 17.335, devido por Furnas Centrais Elétricas S.A.. Tal valor é decorrente do suprimento pela GERASUL àquela empresa, em virtude do atraso da entrada em operação da Usina Termonuclear Angra II, cuja energia encontra-se inserida em seus Contratos Iniciais. O equacionamento desta pendência está sendo negociado no âmbito do Mercado Atacadista de Energia Elétrica.

04.01 - NOTAS EXPLICATIVAS

As transações de curto prazo realizadas no âmbito do Mercado Atacadista de Energia Elétrica – MAE, no período de setembro de 2000 a junho de 2001, ainda não foram disponibilizadas pela Administradora de Serviços do MAE – ASMAE. A área de comercialização da Companhia vem monitorando o comportamento do mercado e as operações ocorridas e, com base em estimativas internas que consideram informações preliminares geradas pela ASMAE, concluiu que o saldo líquido dessas transações será favorável à GERASUL. A Administração da Companhia decidiu, conservadoramente, não reconhecer tais estimativas em suas demonstrações financeiras, em razão de indefinições quanto ao efeito da contabilização dos Encargos de Serviço de Sistema e dos ajustes dos Contratos Iniciais ao contexto de racionamento e seus reflexos nas transações de curto prazo.

Em face do Programa Emergencial de Redução de Consumo de Energia Elétrica, encontra-se em discussão no âmbito da Câmara de Gestão da Crise de Energia Elétrica – GCE a definição dos critérios para aplicação do Anexo V dos Contratos Iniciais, no que se refere às disposições da alínea a da cláusula 2ª e do parágrafo 3° da cláusula 7ª. Como tais critérios não foram ainda definidos, o faturamento relativo ao mês de junho de 2001 foi processado com redução provisória de 7% para os clientes da Região Sul e de 10% para Região Centro-Oeste, cujos efeitos nas demonstrações financeiras da Companhia são da ordem de R$ 4.900.

As informações de fornecimento e suprimento de energia elétrica registrados no resultado estão demonstradas a seguir:

	MWh		MWh/h (médios demanda)		Valor	
	30.06.01	30.06.00	30.06.01	30.06.00	30.06.01	30.06.00
Consumidores livres	105.211	-	-	-	6.733	-
Concessionárias	12.411.053	10.336.202	3.588	3.327	512.341	346.816
	12.516.264	**10.336.202**	**3.588**	**3.327**	**519.074**	**346.816**

NOTA 5 – TÍTULOS E VALORES MOBILIÁRIOS

	30.06.2001	31.03.2001
Circulante		
Certificado de Depósito Bancário – CDB	1.050	15.521
Letras Financeiras do Tesouro – LFT	849	83.750
Letras do Tesouro Nacional – LTN	20.558	86
Fundo de Investimentos	14.714	51.026
	37.171	**150.383**
Longo Prazo		
Letras Financeiras do Tesouro – LFT	7.838	6.195
Letras do Tesouro Nacional – LTN	-	2.680
	7.838	**8.875**
	45.009	**159.258**

Os títulos e valores mobiliários existentes em 30.06.2001 têm seus vencimentos previstos para o período de agosto de 2001 a junho de 2003, sendo os CDB remunerados em 99,20% da taxa CDI, e as demais aplicações em 108,90% da taxa do CDI, em média, podendo ser negociados antecipadamente sem prejuízo dos rendimentos.

Do montante de R$ 7.838 relativos aos títulos públicos classificados no ativo realizável a longo prazo, está caucionado o valor de R$ 7.384 para garantia de processos judiciais.

NOTA 6 – CONCESSÕES LICITADAS

	30.06.2001	**31.03.2001**
Barra Grande	5.757	5.690
(-) Provisão para perdas	(2.713)	(2.713)
	3.044	**2.977**

Em 14.05.2001 a Agência Nacional de Energia Elétrica – ANEEL celebrou o Contrato de Concessão n° 036/2001, outorgando a Concessão de Barra Grande às empresas do Consórcio Grupo de Empresas Associadas de Barra Grande – GEAB. Conforme estipulado no referido contrato, os concessionários pagarão à Companhia, o valor líquido acima, atualizado pela TJLP pro rata no período de 01.07.2001 até o efetivo pagamento, que tem vencimento em 12.08.2001.

04.01 - NOTAS EXPLICATIVAS

NOTA 7 – CRÉDITOS FISCAIS DIFERIDOS

Natureza dos créditos	30.06.2001 Base de cálculo	Imposto de renda	Contribuição social	31.03.2001 Base de cálculo	Imposto de renda	Contribuição social
Tributos – art.7º, Lei nº 8.541/92	5.150	1.288	-	5.591	1.398	-
Provisão para fundo de pensão	76.574	19.144	6.476	82.507	20.627	7.010
Provisão para contingências	124.955	31.238	10.495	144.096	36.024	11.759
Provisão para perdas Jacuí	977.853	-	78.228	977.853	-	78.228
Provisão para perdas em concessões a licitar	2.713	678	244	2.713	678	244
Provisão para grandes manutenções	17.490	4.373	1.497	18.296	4.574	1.580
Provisão programa de reestruturação	1.021	255	81	1.085	271	96
Provisão para deságio na alienação de créditos fiscais	1.258	314	113	1.258	314	113
Participação de empregados nos lucros	109	27	10	4.114	1.028	371
Outras provisões indedutíveis	720	180	65	1.766	442	159
Prejuízo fiscal	171.479	42.870	-	111.215	27.804	-
Base negativa da contribuição Social	391.113	-	32.900	366.052	-	30.799
	1.770.435	100.367	130.109	1.716.546	93.160	130.359
Classificação dos créditos fiscais diferidos:						
Circulante	7.996	1.999	923	8.593	2.148	774
Realizável a longo prazo	1.762.439	98.368	129.186	1.707.953	91.012	129.585
	1.770.435	100.367	130.109	1.716.546	93.160	130.359

Nos termos da legislação fiscal, a realização dos créditos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela realização das perdas provisionadas. No que se refere aos créditos fiscais diferidos decorrentes de prejuízos fiscais e base negativa da contribuição social, a realização dar-se-á pela compensação de suas bases, limitada a 30% dos lucros tributáveis nos exercícios subseqüentes.

Estudos internos indicam que o prejuízo fiscal e a base negativa da contribuição social serão compensados num horizonte de 5 anos.

NOTA 8 – CONCILIAÇÃO DOS TRIBUTOS, NO RESULTADO

	30.06.2001		30.06.2000	
	Contribuição social	Imposto de renda	Contribuição social	Imposto de renda
Resultado antes dos tributos	56.080	56.080	109.797	109.797
Contribuição Social – 9%	(5.047)	-	(9.882)	-
Imposto de Renda – 25%	-	(14.020)	-	(27.449)
Contribuição social e imposto de renda sobre:				
Despesas indedutíveis				
13° salário e gratificação dos dirigentes	-	(341)	-	(6)
Encargos sobre contingências tributárias *indedutíveis*	(17)	(48)	(401)	(1.114)
Amortização de ágio	-	(286)	-	-
Equivalência patrimonial	(568)	(1.577)	-	-
Outras despesas indedutíveis	(50)	(140)	(33)	(318)
Resultados não tributáveis				
Imposto de Renda sobre o Lucro Liquido - ILL	-	5.538	-	-
Remuneração das Imobilizações em Curso-RIC	-	7.552	-	-
Reversão dos juros sobre capital próprio	2.333	6.482	-	-
Outros	43	-	-	-
Adicional de 10% do IRPJ sobre lucro até R$ 20.000,00 mensais	-	-	-	12
Ajuste de alíquota da CSLL diferida	(315)	-	-	-
	(3.621)	**3.160**	**(10.316)**	**(28.875)**
Composição dos tributos no resultado:				
Corrente	(2.178)	-	(2.193)	(6.087)
Diferido	(1.443)	3.160	(8.123)	(22.788)
	(3.621)	**3.160**	**(10.316)**	**(28.875)**

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NOTA 9 - INVESTIMENTOS

a) Composição

	30.06.2001	31.03.2001
Participações societárias permanentes avaliadas pela equivalência patrimonial		
Companhia Energética Meridional – CEM		
Equivalência patrimonial	127.923	127.923
Ágio	24.205	24.205
Adiantamento para aumento de capital	7.338	-
	159.466	**152.128**
Alpha Participações Ltda.		
Equivalência patrimonial	-	**149.337**
Itá Energética S.A. – ITASA		
Equivalência patrimonial	253.295	105.485
Ágio	20.596	21.168
	273.891	**126.653**
	433.357	**428.118**
Participações societárias permanentes avalidas pelo custo de aquisição		
Administradora do Mercado Atacadista de Energia Elétrica – ASMAE		
Quota de participação	3	3
	433.360	**428.121**
Bens e direitos de uso futuro e destinados à alienação	**1.802**	**1.812**
Outros investimentos		
Bônus de Subscrição em ações da Companhia Energética Meridional – CEM	20.373	20.373
Outros	106	106
	20.479	**20.479**
	455.641	**450.412**

b) Participações societárias permanentes

b.1 - Companhia Energética Meridional – CEM (Controlada)

A CEM está construindo a Usina Hidrelétrica Cana Brava, localizada no Rio Tocantins, norte do Estado de Goiás, com capacidade instalada de 450 MW e 273,4 MW médios de energia assegurada. A concessão para construção e exploração do empreendimento tem prazo de vigência de 35 anos, a partir de 27.08.1998.
As obras tiveram início em 31 de maio de 1999 com início de operação previsto para o segundo semestre de 2002.

04.01 - NOTAS EXPLICATIVAS

A energia a ser produzida em Cana Brava não está vinculada aos Contratos Iniciais e será, portanto, livremente comercializada.

O Custo total estimado da usina é de R$ 654.896, a preços de junho de 2001, dos quais 70% estão sendo financiados pelo Banco Nacional de Desenvolvimento Econômico e Social – BNDES e pelo Banco Interamericano de Desenvolvimento – BID e 30% com capital próprio, através de aportes da controladora.

A Companhia é interveniente no contrato com o BNDES, tendo assumido as seguintes principais obrigações em relação ao contrato:

- garantir o pagamento antecipado nas seguintes hipóteses exclusivas: a) de extinção da concessão por motivo imputável à CEM, aos intervenientes ou suas controladas, coligadas ou controladoras; e b) celebração de acordo com o Poder Concedente pela CEM, pelos intervenientes ou por qualquer uma de suas controladas, coligadas ou controladoras, visando à extinção da concessão;
- ceder ao BNDES quaisquer valores resultantes de indenização recebida em função da extinção da concessão da UHE Cana Brava, pelo Poder Concedente.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	30.06.2001			31.03.2001
	Ações			
	Ordinárias	Preferenciais	Total	Total
Quantidade de ações do capital social	46.676.668	81.333.332	128.010.000	128.010.000
Quantidade de ações de propriedade da GERASUL	46.676.664	81.333.332	128.009.996	128.009.996
Participação %	99,99	100,00	99,99	99,99
Capital social subscrito	46.677	81.333	128.010	128.010
Capital social integralizado	-	-	127.923	127.923
Patrimônio líquido	-	-	127.923	127.923
Investimento:				
Equivalência patrimonial	-	-	127.923	127.923
Ágio	-	-	24.205	24.205

Em 10.05.2001, a Companhia destinou recursos à CEM no valor de R$ 7.338, que será capitalizado na próxima reunião do Conselho de Administração. Embora registrado no patrimônio líquido da controlada, o referido valor não está incluído nas informações acima para permitir melhor compreensão sobre a participação societária.

O ágio na aquisição do controle acionário tem fundamento econômico na expectativa de resultado futuro e será amortizado em prazo não superior a 10 anos, a partir da entrada em operação da usina.

04.01 - NOTAS EXPLICATIVAS

A determinação do ágio teve por base Fluxo de Caixa calculado por instituição financeira especializada, com premissas indicadas ao contexto da investida, projetado para 35 anos, prazo de concessão da usina, ajustado a valor presente com taxa de desconto de 14% a.a..

A avaliação levou em consideração a relação *debt/equity* de 70/30 para a construção da usina. Parte do ágio está associada aos bônus de subscrição adquiridos na transação e que serão utilizados para aporte de capital durante a fase pré-operacional da investida.

b.2 - Alpha Participações Ltda. (Controlada extinta)

A controlada foi constituída em 16 de outubro de 2000 com o propósito de adquirir, em conjunto com a Cener S/A. e Itambé Participações S/A. (controladas pela CSN e Companhia de Cimento Itambé, respectivamente), 100.000.000 de ações preferenciais classe A e 100.000.000 de ações preferenciais classe B que a ELETROBRÁS possuía na Itá Energética S/A - ITASA.

A operação de aquisição das ações foi realizada em 1º de dezembro de 2000, tendo sido adquirida a totalidade das ações de propriedade da ELETROBRÁS, observada a proporção das ações ordinárias detidas pelas controladoras das adquirentes no capital social da ITASA. Assim, coube à Alpha adquirir 48.750.000 ações PNA e 48.750.000 ações PNB, equivalentes a 48,75% do total de cada classe dessas ações.

O valor pago pela Alpha na compra das ações foi de R$ 151.031. Neste valor está incluído ágio de R$ 49.909, que teve fundamento econômico na expectativa de resultados futuros. A determinação do ágio teve por base Fluxo de Caixa calculado por instituição financeira especializada, com as premissas indicadas ao contexto da investida, projetado para o período de concessão, admitindo-se uma renovação da concessão ao seu término, conforme faculta o respectivo Contrato de Concessão.

Em Assembléia Geral Extraordinária da ITASA realizada em 30.06.2001 foi deliberada a operação conjunta que incluiu a incorporação simultânea, pela ITASA, da Alpha, Cener e Itambé Participações, tendo em vista que as ações preferenciais de emissão da ITASA já cumpriram a função pela qual foram emitidas, qual seja, a obtenção de recursos para a construção da UHE Itá, não existindo mais qualquer razão para que fossem mantidas preferências na estrutura do capital social da ITASA.

Em decorrência da incorporação, a ITASA reconheceu no ativo diferido o ágio pago pelas incorporadas, cuja amortização constituirá despesa dedutível para fins fiscais.

Na incorporação, as ações preferenciais de emissão da ITASA foram canceladas e, em substituição, foram emitidas 304.157.022 ações ordinárias, que foram atribuídas aos controladores das incorporadas na mesma proporção de suas participações, sem, contudo, alterar o valor do capital social. Desta forma, o investimento da GERASUL na Alpha passou a representar investimento direto na ITASA, alterando de 25,195% para 48,750% a sua participação direta no capital total, conforme demonstrado no item b.3, a seguir.

b.3 - Itá Energética S.A. – ITASA (controlada em conjunto)

As ações representativas do capital social da ITASA são detidas pela GERASUL, Companhia Siderúrgica Nacional – CSN e Companhia de Cimento Itambé, na proporção de 48,75%, 48,75% e 2,50%, respectivamente.

A ITASA tem como objetivo implementar o projeto de construção e exploração da Usina Hidrelétrica Itá em parceria, através de consórcio, mediante concessão outorgada pela União Federal por intermédio da Agência Nacional de Energia Elétrica – ANEEL. O empreendimento está situado no Rio Uruguai, na divisa dos Estados de Santa Catarina e do Rio Grande do Sul, entre os municípios de Itá (SC) e Aratiba (RS) e possui capacidade instalada de 1.450 MW, proveniente de 5 unidades geradoras de 290 MW, tendo a última unidade entrado em operação em 08.03.2001.

Nos termos do Contrato de Consórcio, a ITASA tem direito a 60,5% de 668 MW médios, que correspondem à Energia Assegurada da UHE Itá.

A Companhia e demais acionistas da ITASA são intervenientes nos contratos firmados entre a investida e o BNDES e outros agentes financeiros, vinculados à construção da UHE Itá, e deram em caução as ações de emissão da ITASA, de suas propriedades, como garantia das obrigações assumidas pela investida. A dívida em 30.06.2001 totaliza R$ 736.673 (R$ 726.419 em 31.03.2001).

Conforme comentado no item b.2 desta Nota, em 30 de junho de 2001 a ITASA incorporou suas investidoras Alpha, Cener e Itambé Participações, detentoras das ações preferenciais de sua emissão. Em decorrência da incorporação, foram canceladas as 200.000.000 ações preferenciais existentes e, em substituição, foram emitidas 304.157.022 ações ordinárias, que foram atribuídas aos controladores das incorporadas na mesma proporção de suas participações. Como conseqüência, o investimento da GERASUL na Alpha passou a representar investimento direto na ITASA, alterando de 25,195% para 48,750% a sua participação direta no capital total.

04.01 - NOTAS EXPLICATIVAS

As informações pertinentes à participação na controlada em conjunto estão demonstradas a seguir:

	30.06.2001		31.03.2001		
	Ações ordinárias	Total	Ações Ordinárias	Ações Preferenciais	Total
Quantidade de ações do capital social	518.081.275	518.081.275	213.924.253	200.000.000	413.924.253
Quantidade de ações de propriedade da GERASUL	252.564.615	252.564.615	104.288.067	-	104.288.067
Participação %	48,750	48,750	48,750	-	25,195
Capital social	-	413.924	-	-	413.924
Patrimônio líquido	-	519.579	-	-	418.674
Prejuízo do período	-	(10.478)	-	-	(9.005)
Investimento:					
Equivalência patrimonial	-	253.295	-	-	105.485
Ágio	-	20.596	-	-	21.168
Resultado de equivalência *patrimonial*	-	(6.307)	-	-	(2.422)

O ágio na aquisição do investimento tem fundamento econômico na expectativa de resultados futuros e foi determinado com base em Fluxo de Caixa calculado por instituição financeira especializada, com as premissas indicadas ao contexto da investida, projetado para o período de concessão, admitindo-se uma renovação da concessão ao seu término, conforme faculta o respectivo Contrato de Concessão.

A avaliação considerou a relação de *debt/equity* de 50/50 para a implementação do projeto Itá, utilizando-se taxas de desconto de 11,0% para capital de terceiros e de 11,5% para capital próprio.

04.01 - NOTAS EXPLICATIVAS

Os principais grupos do ativo, passivo e resultado da controlada estão demonstrados a seguir, os quais foram consolidados na proporção dos investimentos diretos e indiretos da Companhia no capital social da controlada:

	30.06.2001	31.03.2001
ATIVO		
Circulante	64.719	59.388
Realizável a longo prazo	7.456	6.712
Permanente	1.228.791	1.127.783
	1.300.966	1.193.883
PASSIVO		
Circulante	100.682	82.298
Exigível a longo prazo	680.705	692.911
Patrimônio líquido	519.579	418.674
	1.300.966	1.193.883
RESULTADO		
Receitas operacionais brutas	82.030	38.794
Deduções	(2.994)	(1.416)
Receitas operacionais líquidas	**79.036**	**37.378**
Despesas operacionais	(33.853)	(17.603)
Resultado do serviço	**45.183**	**19.775**
Despesas financeiras líquidas de receitas	(61.004)	(33.390)
Resultado antes dos tributos	**(15.821)**	**(13.615)**
Imposto de renda e contribuição social	5.343	4.610
Prejuízo do período	**(10.478)**	**(9.005)**

c) Outros investimentos

A Companhia possui 92 bônus de subscrição em ações da CEM, no valor de R$ 20.373. Este valor, que corresponde a ágio na aquisição destes bônus, com fundamento econômico na expectativa de resultado futuro, será transferido para "investimentos em sociedade controlada" na proporção das integralizações de capital com a sua utilização.

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04.01 - NOTAS EXPLICATIVAS

NOTA 10 – ATIVO IMOBILIZADO

a) Composição

	30.06.2001		31.03.2001
	Taxas médias de depreciação	*Custo corrigido*	*Custo corrigido*
Imobilizações em Serviço			
Geração Hidráulica			
UHE Salto Santiago	2,5	641.833	640.982
UHE Salto Osório	2,6	287.322	287.321
UHE Passo Fundo	2,5	114.534	114.690
UHE Itá	2,2	1.228.303	1.221.534
		2.271.992	2.264.527
(-) Depreciação Acumulada		(707.837)	(695.392)
		1.564.155	**1.569.135**
Geração Térmica			
Complexo Jorge Lacerda	4,6	2.426.286	2.426.494
UTE Charqueadas	4,8	53.523	53.526
UTE Alegrete	4,8	7.489	7.490
UTE William Arjona	3,6	53.081	53.075
		2.540.379	2.540.585
(-) Depreciação Acumulada		(837.056)	(811.505)
		1.703.323	**1.729.080**
Sistema de Comunicação	6,1	1.624	1.624
(-) Depreciação Acumulada		(657)	(605)
		967	**1.019**
Equipamentos Gerais e Outros	10,0	17.873	17.655
(-) Depreciação Acumulada		(7.082)	(7.991)
		10.791	**9.664**
		3.279.236	**3.308.898**
Imobilizações em Curso			
Geração Hidráulica			
UHE Machadinho		157.440	149.819
UHE Passo Fundo (automação)		1.607	1.438
UHE Salto Santiago (obras de adição)		2.694	2.679
Outros		4.682	8.659
		166.423	**162.595**
Geração Térmica			
UTE Jacuí		72.254	71.442
UTE Jorge Lacerda (obras de adição)		5.274	4.648
UTE William Arjona (máquina III)		19.481	1.887
Outros		1.647	1.096
		98.656	**79.073**
Outros		**1.246**	**1.044**
		266.325	**242.712**
		3.545.561	**3.551.610**

b) Concessões e autorizações do Órgão Regulador

A Companhia possui as seguintes concessões e autorizações para exploração de energia elétrica:

	Capacidade instalada MW	Data do ato	Vencimento
I – Concessões			
UHE Salto Santiago	1.420	28.09.1998	28.09.2028
UHE Salto Osório	1.078	28.09.1998	28.09.2028
UHE Passo Fundo	226	28.09.1998	28.09.2028
UHE Itá	1.450	28.12.1995	16.10.2030
UHE Machadinho	1.140	15.07.1997	15.07.2032
II - Autorizações			
Complexo Jorge Lacerda	857	25.09.1998	28.09.2028
UTE Charqueadas	72	25.09.1998	28.09.2028
UTE Alegrete	66	25.09.1998	28.09.2028
UTE William Arjona	80	02.06.2000	28.04.2029

As concessões pertinentes à UHE Itá e à UHE Machadinho estão compartilhadas, respectivamente, com a Empresa Itá Energética S.A. e com as empresas integrantes do Consórcio Machadinho.

c) Usina Termelétrica Jacuí

Em 12.03.1999 a Companhia, cumprindo exigências do Edital de Privatização, comunicou à ANEEL a sua intenção de concluir a obra da UTE Jacuí, tendo recebido em resposta formal, a informação de que aquela Agência julgou adequado o cumprimento pela Companhia das disposições no referido Edital. A Agência Nacional de Energia Elétrica - ANEEL, órgão regulador do sistema elétrico brasileiro, definiu os aspectos de comercialização da energia a ser gerada pela UTE Jacuí. O órgão de controle ambiental do Estado do Rio Grande do Sul, com a análise dos estudos complementares do EIA RIMA - Estudos de Impactos Ambientais – Relatório de Impactos Ambientais do projeto, liberou a realização de audiência pública que antecede a emissão da licença de instalação. Em 19 de dezembro de 2000, no município de Charqueadas - RS, foi realizada a audiência pública do processo. Outra audiência pública extraordinária foi solicitada pelo mesmo órgão de controle ambiental na cidade de Porto Alegre - RS, e realizada em 05 de março 2001. Em 15 de março de 2001, o projeto Jacuí foi apresentado para o Conselho Estadual de Meio Ambiente, por solicitação do mesmo. Foram, também, apresentadas para a Fundação Estadual de Proteção Ambiental do Rio Grande do Sul – FEPAM, as informações complementares solicitadas na sua análise do EIA RIMA. Essas posições representam importantes e finais marcos do licenciamento ambiental, que, paralelamente às definições que se encontram em curso, tais como as negociações com os antigos fornecedores relativas aos contratos originais, negociações finais de contratação de EPC (Engineering Procurement and Construction), suprimento de combustíveis e montagem de

estruturas de financiamento, mostram o empenho da Companhia na viabilização do empreendimento

d) Capacidade de recuperação através de operações futuras

A Companhia, com base em projeções de fluxo futuro de caixa descontado a valor presente, elaboradas internamente, avaliou que alguns ativos integrantes de seu parque gerador não serão recuperados pelas suas operações futuras, se considerados isoladamente. No entanto, a Administração da Companhia entende que esses ativos, no conjunto, produzirão fluxo de caixa positivo.

e) Indisponibilidade dos bens

De acordo com os artigos 63 e 64 do Decreto nº 41.019, de 26 de fevereiro de 1957, os bens e instalações utilizados na produção, transmissão, distribuição, inclusive comercialização de energia elétrica, são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Órgão Regulador.

f) Bens da União utilizados pela Companhia

A Companhia exerce a posse e opera a Usina Termelétrica Alegrete, composta de duas unidades geradoras com capacidade total de 66 MW e uma vila residencial com 15 casas, localizada no município de Alegrete – RS, de titularidade da União e cedida em regime especial de utilização.

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NOTA 11 - EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	30.06.2001			31.03.2001		
	Circulante		Longo prazo	Circulante		Longo prazo
	Encargos	Principal	Principal e encargos	Encargos	Principal	Principal e encargos
Moeda Estrangeira						
Secretaria do Tesouro Nacional - STN	5.617	34.538	552.941	16.130	31.284	537.378
Instituições financeiras	1.906	21.918	32.814	566	20.555	30.774
Outros	6.291	4.428	111.755	4.599	99.235	109.289
	13.814	**60.884**	**697.510**	**21.295**	**151.074**	**677.441**
Moeda Nacional						
ELETROBRÁS	4.036	50.562	453.973	-	44.603	464.471
Fornecedores	5.163	9.511	880	6.304	11.939	1.173
Fundação ELOS	166	11.212	83.893	167	10.434	84.176
	9.365	**71.285**	**538.746**	**6.471**	**66.976**	**549.820**
	23.179	**132.169**	**1.236.256**	**27.766**	**218.050**	**1.227.261**

b) Mutação no trimestre

	Circulante	Longo Prazo
Saldo em 31.03.2001	**245.816**	**1.227.261**
Liquidações	(170.119)	-
Transferências	33.685	(33.685)
Reescalonamentos	(1.848)	1.848
Encargos gerados no trimestre	35.496	(55)
Variações monetárias geradas no trimestre	12.318	40.887
Saldo em 30.06.2001	**155.348**	**1.236.256**

c) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:


Dívida Externa em Jun/01
85.343
11%
Libra
Esterlina
84.200
11%
Euro
516.962
67%
Dólar
Norte
Americ.
85.703
11%
Marco
Alemão


Dívida Externa em Mar/01
85.020
10%
Libra
Esterlina
174.655
20%
Euro
500.314
59%
Dólar
Norte
Americ.
89.821
11%
Marco
Alemão

d) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:


Perfil da Dívida
R$ Milhões
1.250
1.000
750
500
250
0
50
82
113
110
147
142
157
153
161
156
608
584
1.236
1.227
2002
2003
2004
2005
2006
Após 2006
até 2024
Total
Jun/01
Mar/01

e) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Mercado interno

Taxas fixas de 6,00% a 12,00% a.a. (6,00% a 12,00% a.a., no 1° trimestre)
Taxas flutuantes: não aplicável

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Mercado externo

Taxas fixas de 3,00% a 12,00% a.a. (3,00% a 12,50% a.a., no 1° trimestre)
Taxas flutuantes de 5,06% a 12,17% a.a. (5,06% a 12,17 % a.a., no 1° trimestre)

NOTA 12 - TRIBUTOS E CONTRIBUIÇÕES SOCIAIS PARCELADOS

Composição do saldo

	30.06.2001			31.03.2001		
	Parcelas vincendas	Circulante	Longo prazo	Parcelas vincendas	Circulante	Longo prazo
Imposto de Renda Pessoa Jurídica						
Parcelamento em 120 meses	35	**1.072**	**2.055**	38	**1.054**	**2.286**
COFINS						
Parcelamento em 120 meses	35	6.317	12.106	38	6.214	13.469
Parcelamento em 72 meses	40	12.736	29.718	43	12.414	32.113
		19.053	**41.824**		**18.628**	**45.582**
PASEP						
Parcelamento em 72 meses	40	**326**	**761**	43	**317**	**822**
INSS						
Parcelamento em 240 meses	140	869	9.269	143	861	9.401
Parcelamento em 96 meses	39	309	714	42	309	780
		1.178	**9.983**		**1.170**	**10.181**
		21.629	**54.623**		**21.169**	**58.871**

NOTA 13 – PROVISÕES - FUNDAÇÃO ELOS

	30.06.2001		31.03.2001	
	Circulante	Longo prazo	Circulante	Longo prazo
Complementação aposentadoria – SB 40	26.469	47.939	20.146	60.374
Contribuição suplementar	2.166	-	1.987	-
	28.635	**47.939**	**22.133**	**60.374**

A rubrica "Complementação aposentadoria - SB 40" refere-se a conversão de aposentadorias especiais em aposentadorias por tempo de serviço.

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NOTA 14 – PROVISÕES – OUTRAS

	30.06.2001		31.03.2001	
	Circulante	Longo prazo	Circulante	Longo prazo
Provisões trabalhistas	7.681	-	7.678	-
Programa de reestruturação	1.021	-	1.085	-
Provisão para grandes manutenções	4.197	13.293	6.430	11.865
Outras	56	-	46	-
	12.955	13.293	15.239	11.865

1. Os valores provisionados sob o título "Programa de reestruturação" referem-se ao saldo da provisão constituída em 1999 e se destinam à cobertura de custos futuros com empregados que aderiram ao Programa de Demissão Incentivada na data limite de 30.04.2000.

2. Os valores apresentados sob o título "Provisão para Grandes Manutenções" referem-se à estimativa dos gastos necessários à preservação das condições de operação do parque gerador, efetuada com base em plano executivo de manutenções programadas.

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NOTA 15 - PROVISÕES PARA CONTINGÊNCIAS

	30.06.2001		31.03.2001	
	Valor da provisão	Depósitos judiciais	Valor da provisão	Depósitos judiciais
Trabalhistas				
Reintegração	12.189	8.524	14.685	8.070
Vínculo empregatício	10.444	4.785	12.654	5.044
Periculosidade	3.785	3.468	4.539	3.487
Jornada de advogado	3.631	30	3.631	23
Horas in itinere	1.611	343	1.611	337
Outros	7.427	5.848	6.488	4.029
	39.087	**22.998**	**43.608**	**20.990**
Cíveis				
Fornecedores	14.054	-	18.268	-
Atingidos pela UHE Itá	5.071	-	4.207	-
Danos emergentes e lucros cessantes	3.982	-	2.557	-
Outras	2.639	-	2.441	-
	25.746	-	**27.473**	-
Fiscais				
Imposto de Renda Pessoa Jurídica	284	-	274	-
Contribuição Social	17.370	172	17.043	-
PIS e COFINS	45.162	-	58.315	-
	62.816	172	75.632	-
	127.649	**23.170**	**146.713**	**20.990**

NOTA 16 - OBRIGAÇÕES ESPECIAIS

	30.06.2001	31.03.2001
Doações e subvenções destinadas a investimentos	47.884	47.884
Reversão e amortização	2.230	2.230
Participação da União	3.758	3.758
Outras	2.639	2.639
	56.511	**56.511**

Em virtude de sua natureza, estas contas não representam obrigações financeiras efetivas e, desta forma, não devem ser incluídas como exigibilidades, para fins de determinação de indicadores econômico-financeiros.

NOTA 17 - PATRIMÔNIO LÍQUIDO

a) Capital social autorizado

A Companhia está autorizada a aumentar o seu capital social até o limite de R$ 4.500.000, independentemente de reforma estatutária.

b) Capital social subscrito e integralizado

O capital social da Companhia, em 30 de junho de 2001, é de R$ 2.279.884, e está representado por 604.238.739.251 ações, sendo 464.052.075.236 ações ordinárias, 75.069.876 ações preferenciais da classe A e 140.111.594.139 ações preferenciais da classe B, todas sem valor nominal. O valor patrimonial da ação por lote de mil, em 30 de junho de 2001 é de R$ 4,39 (R$ 4,10 em 31.03.2001).

As ações preferenciais não garantem direito a voto e não são conversíveis em ações ordinárias, entretanto, gozam de prioridade no reembolso do capital e na distribuição de dividendos, às taxas anuais de 8,00%, no caso de ações de classe "A" e de 6,00%, para as de classe "B", calculadas sobre o capital social das respectivas classes de ações.

O quadro societário da Companhia, em 30.06.2001, está assim constituído:


Participação no Capital Total
BNDESPAR
3,00%
OUTROS
17,64%
FND
0,39%
UNIÃO
4,47%
TRACTEBEL
74,50%

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04.01 - NOTAS EXPLICATIVAS


Participação no Capital Votante (Ações Ordinárias)
BNDESPAR 0,88%
OUTROS 12,73%
FND 0,51%
TRACTEBEL 80,42%
UNIÃO 5,46%


Ações Preferenciais
OUTROS 33,84%
BNDESPAR 10,04%
UNIÃO 1,20%
TRACTEBEL 54,92%

c) Composição das reservas

	30.06.2001	31.03.2001
Reserva de Capital		
Remuneração de bens e direitos constituídos com capital próprio	91.695	91.695
Recursos destinados a aumento de capital	165.882	-
	257.577	91.695
Reservas de Lucros		
Reserva legal	8.521	8.521
Reserva de retenção de lucros	53.459	53.459
	61.980	61.980

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d) Recursos destinados a aumento de capital

Em 18.04.2001 e 12.06.2001 a Controladora promoveu adiantamento para aumento de capital nos valores de R$ 60.000 e R$ 105.882, respectivamente, para fazer frente aos compromissos financeiros da Companhia. O Conselho de Administração em sua próxima reunião deliberará sobre o aumento de capital à luz das disposições estatutárias e societárias.

NOTA 18 - JUROS SOBRE O CAPITAL PRÓPRIO

a) Valor dos Juros

A Assembléia Geral Ordinária, realizada em 16.04.2001, aprovou o pagamento de juros sobre capital próprio, líquido de imposto de renda na fonte, no valor total de R$ 26.342, correspondentes a R$ 0,0581243800 por lote de mil ações Preferenciais Classe A, R$ 0,0435932423 por lote de mil ações Preferenciais Classe B e R$ 0,0435932423 por lote de mil ações Ordinárias.
O pagamento aos acionistas é providenciado pela Companhia Brasileira de Liquidação e Custódia – CBLC, tendo sido pago no trimestre o valor de R$ 25.926.

b) Imposto de Renda Retido na Fonte

Em cumprimento à legislação fiscal, sobre o valor dos juros sobre capital próprio pagos aos acionistas foi retido imposto de renda na fonte, à alíquota de 15%, exceto para os acionistas imunes ou isentos.

c) Imputação dos Juros aos Dividendos

O valor dos juros sobre o capital próprio, líquido do imposto de renda na fonte, foi imputado aos dividendos obrigatórios do exercício de 2000, nos termos do § 7° do artigo 9° da Lei n°. 9.249/95 e da Deliberação CVM n° 207/96.

d) Competência fiscal

Considerando que os juros sobre o capital próprio não foram creditados individualizadamente, como exigido pela legislação fiscal, sua dedutibilidade ocorreu por ocasião do respectivo pagamento.

NOTA 19 - ENTIDADE FECHADA DE PREVIDÊNCIA PRIVADA

A Companhia é patrocinadora da Fundação Eletrosul de Previdência e Assistência Social - ELOS, entidade sem fins lucrativos que tem como objetivo básico a complementação de aposentadoria aos seus empregados. A Fundação adota o plano do tipo benefício definido, com regime financeiro de capitalização.

A contribuição da Companhia corresponde a duas vezes a contribuição de seus empregados. Contribui, ainda, com 1,2% sobre a folha de salários, com o objetivo de amortizar as reservas da Fundação, em consonância com o plano de custeio e cálculos atuariais. A contribuição relativa ao 1° semestre de 2001 foi de R$ 2.305 (R$ 2.148 no 1° semestre de 2000).

As despesas administrativas da Fundação estão contempladas no capítulo de custeio do seu regulamento do Plano de Benefícios e são de responsabilidade das patrocinadoras, não podendo exceder a 15% do total das receitas previdenciais.

Conforme prevê o Regulamento do Plano de Benefícios da Fundação, a Companhia é responsável pelo ônus decorrente da conversão de aposentadorias especiais em aposentadorias por tempo de serviço, concernentes aos seus empregados e aqueles que se encontravam em benefício na data da cisão da ELETROSUL. O montante desse compromisso encontra-se provisionado sob o título de "complementação de aposentadoria - SB 40" (ver Nota 13).

Com base na posição das reservas matemáticas recorrentes para 30 de junho de 2001, a Fundação ELOS apresentou *superávit técnico* de R$ 34.921, relativamente às reservas matemáticas de responsabilidade da Companhia, demonstradas a seguir:

	30.06.2001	31.03.2001
Reservas técnicas	**565.486**	**549.951**
Reservas matemáticas		
Benefícios concedidos	462.163	456.532
Benefícios a conceder	84.285	80.720
Reservas a amortizar	(15.883)	(15.616)
	530.565	**521.636**
Superávit técnico	**34.921**	**28.315**

NOTA 20 - INSTRUMENTOS FINANCEIROS

a) Gestão de risco

A utilização de instrumentos financeiros, pela Companhia tem como objetivo proteger seus ativos e passivos, minimizando a exposição a riscos de mercado, principalmente no que diz respeito às oscilações de taxas de juros, índices de preços e moedas. Estes riscos são monitorados pelo Comitê de Gestão Financeira, que periodicamente avalia a exposição da Companhia e propõe estratégias operacionais, sistema de controle, limites de posição e limites de crédito com os demais parceiros do mercado.

Em 04 de junho de 2001 a Companhia contratou operação de swap de juros no mercado internacional ficando passiva à taxa fixa de 5,645% a.a. e ativa em Libor US$ seis meses, com início de fluência em 15 de outubro de 2001 e término em 15 de abril de 2006, com valor de principal inicial de US$ 8,22 milhões, amortizado semestralmente a partir de 15 de abril de 2003.

b) Valor de mercado

Nas operações envolvendo instrumentos financeiros somente nos empréstimos e financiamentos foram identificadas diferenças significativas entre os valores de mercado e os valores contábeis, em virtude destes instrumentos financeiros possuírem prazos de liquidação bastante alongados e custos significativamente baixos em relação às taxas praticadas atualmente para contratos similares. Na determinação dos valores de mercado, a administração da Companhia utilizou fluxos de caixa futuros descontados a taxas julgadas adequadas para operações semelhantes, e cotação no mercado internacional quando disponível.

	30.06.2001		31.03.2001	
	Contábil	**Mercado**	**Contábil**	**Mercado**
Empréstimos e encargos em moeda estrangeira	772.208	612.366	849.810	741.006
Empréstimos e encargos em moeda nacional	619.396	580.268	623.267	598.632
	1.391.604	1.192.634	1.473.077	1.339.638

As diferenças verificadas nos empréstimos e encargos em moeda estrangeira, entre as posições de 30.06.2001 e 31.03.2001, decorrem, fundamentalmente, de liquidações ocorridas no trimestre (ver Nota 11-b).

NOTA 21 – EVENTO SUBSEQÜENTE

O Conselho de Administração da Companhia, em reunião realizada em 05 de julho de 2001, decidiu aumentar o capital social em R$ 165.882, mediante a capitalização de adiantamentos liberados pela Controladora (ver Nota 17-d).
O aumento de capital dar-se-á através da emissão de 48.503.454.260 ações preferenciais classe B, ao preço de R$ 3,42 por lote de mil ações.
Foi definido o período de 09.07.2001 a 08.08.2001 para os acionistas exercerem o direito de subscrição e requererem, nos respectivos boletins, a reserva de sobras.
Os valores integralizados pelos acionistas minoritários serão entregues ao acionista Tractebel Sul Ltda., titular do adiantamento a ser capitalizado.

04.01 - NOTAS EXPLICATIVAS

Conselho de Administração

Maurício Stolle Bähr (Presidente)
Erik De Muynck
Victor-Frank de Paula Rosa Paranhos
Manoel Arlindo Zaroni Torres
Dirk Beeuwsaert
Eric Louisa Frans Kenis
Luiz Antônio Barbosa

Diretoria Executiva

Manoel Arlindo Zaroni Torres
Diretor Presidente

Marc Jacques Zelie Verstraete
Diretor Financeiro e de Relações com Investidores

Laércio Dias
Diretor de Controle e Análise de Riscos

Luciano Flávio Andriani
Diretor Administrativo

José Carlos Cauduro Minuzzo
Diretor de Produção de Energia

Miroel Makiolke Wolowski
Diretor de Comercialização e Negócios

Roberto Dorval Quadros
Diretor de Implantação de Projetos

Departamento de Contabilidade

Waltamir Barreiros
Contador – CRC SC 008283/O-8

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Suprimento de Energia Elétrica

O aumento verificado neste trimestre, em relação a igual período de 2000, refere-se, basicamente, ao aumento de mercado com a entrada em operação comercial da UHE Itá e revenda de energia que, na condição de acionista da ITASA a partir de 01.06.2000, a Companhia tem direito a comprar, além dos reajustes de preços dos Contratos Iniciais reconhecidos pela ANEEL no período de julho/2000 a junho/2001 que incorporam o IGP-M da fórmula paramétrica, repasse do aumento dos custos com energia comprada da Argentina, e reconhecimento de parte dos custos para instalação da UTE William Arjona.

O faturamento referente ao mês de junho de 2001 foi processado com redução provisória de R$ 4.900 (ver Nota 4 do quadro 04.01).

As transações de curto prazo no âmbito do MAE, ocorridas no período de setembro de 2000 a junho de 2001 não foram, ainda, contabilizadas, em virtude da ASMAE não ter disponibilizado as informações (ver Nota 4 do quadro 04.01)

Geração bruta de energia elétrica

a) Geração hidráulica

GERAÇÃO HIDRÁULICA BRUTA						
VALORES EM MWh					% VARIAÇÃO	
USINA	2º TRIM/01	ACUMULADO JUN/01	2º TRIM/00	ACUMULADO JUN/00	TRIMESTRE	ACUMULADO
UHE Passo Fundo	341.472	582.692	176.820	528.075	93,12	10,34
UHE Salto Osório	1.294.975	2.766.573	1.025.533	2.061.614	26,27	34,19
UHE Salto Santiago	1.975.709	4.044.700	1.431.786	2.847.684	37,99	42,03
UHE Itá	2.465.040	4.755.884	34.609	34.609	7.022,54	13.641,76
Total	**6.077.196**	**12.149.849**	**2.668.748**	**5.471.982**	**127,72**	**122,04**

A UHE Itá é explorada em consórcio com a Itá Energética S.A. - ITASA, que tem direito a 60,5% da energia assegurada da usina.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

b) Geração térmica

GERAÇÃO TÉRMICA BRUTA						
VALORES EM MWh					% VARIAÇÃO	
USINA	2º TRIM/01	ACUMULADO JUN/01	2º TRIM/00	ACUMULADO JUN/00	TRIMESTRE	ACUMULADO
UTE Alegrete	91.539	98.157	56.116	114.863	63,12	(14,54)
UTE Charqueadas	87.603	151.399	91.062	179.987	(3,80)	(15,88)
UTE Arjona	83.661	91.484	6.569	11.076	1.173,57	725,97
Complexo Jorge Lacerda	1.241.505	2.373.864	1.402.126	2.842.056	(11,46)	(16,47)
Total	**1.504.308**	**2.714.904**	**1.555.873**	**3.147.982**	**(3,31)**	**(13,76)**

Combustível p/ Produção de Energia Elétrica

O combustível utilizado na UTE William Arjona (óleo diesel até 28.05.01 e gás natural de 28.05.01 a 30.06.01) não é reembolsado pela Conta de Consumo de Combustível - CCC.
O aumento verificado em relação a igual período de 2000 é decorrente do aumento da operação da usina a partir de sua conversão para gás natural, já que anteriormente a operação ocorria somente para gerar energia de ponta em virtude do alto custo do óleo diesel para geração de energia elétrica.

Depreciação / Amortização

O aumento verificado nesta rubrica, em relação a igual período de 2000, decorre da entrada em operação das 5 unidades geradoras da UHE Itá.

Reversão de Provisões Operacionais

Neste trimestre foram efetuadas reversões de provisões operacionais no montante de R$ 26.556, dos quais R$ 13.757 se referem a contingências cujas razões para provisionamento deixaram de existir e o restante se refere a realização das provisões anteriormente constituídas, que no momento do pagamento são apropriadas nas devidas naturezas das despesas.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Financeiras

O comportamento da cesta de moedas estrangeiras e a respectiva média ponderada, calculada proporcionalmente ao montante das dívidas em cada úma das moedas, pertinentes aos contratos que afetam o resultado, estão demonstrados a seguir:

Moeda	Variação % 2001 2º TRIM	Variação % 2001 ACUMULADO	Variação % 2000 2º TRIM	Variação % 2000 ACUMULADO
Dólar (US$)	6,64	17,87	3,01	0,61
Marco Alemão (DEM)	3,24	6,62	2,71	(4,87)
Libra Esterlina (GBP)	6,59	11,71	(1,89)	(5,49)
Euro (EUR)	3,24	6,62	2,71	(4,87)
Média ponderada	5,53	13,70	2,36	(1,42)

Perfomance financeira

Neste trimestre verificou-se significativo aumento do Índice de Liquidez Corrente da Companhia, que passou de 0,62 em 31.03.01 para 0,77 em 30.06.01. Este aumento decorre da liquidação de obrigações de curto prazo ocorrida no trimestre. Ao mesmo tempo, houve um acréscimo de R$ 165.882 no Patrimônio Líquido, decorrente de adiantamento para aumento de capital, reduzindo o índice de endividamento de 0,85 para 0,68 em 30.06.01 e 31.03.01 respectivamente.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2001	4 - 31/03/2001
1	Ativo Total	5.347.932	5.356.948
1.01	Ativo Circulante	333.909	413.423
1.01.01	Disponibilidades	18.989	19.390
1.01.02	Créditos	241.261	333.782
1.01.02.01	Consumidores e Concessionárias	142.119	156.963
1.01.02.02	Títulos e Valores Mobiliários	99.142	176.819
1.01.03	Estoques	5.759	5.667
1.01.04	Outros	67.900	54.584
1.01.04.01	Créditos da Cta Cons. Combustível - CCC	27.928	18.112
1.01.04.02	Tributos e Contrib. Sociais a Recuperar	16.967	9.616
1.01.04.03	Alienações, Desativ., Serv.e Disp.Reemb.	3.180	3.874
1.01.04.04	Concessões Licitadas	3.044	2.977
1.01.04.05	Créditos Fiscais Diferidos	2.948	2.948
1.01.04.06	Despesas Antecipadas	3.173	6.473
1.01.04.07	Outros	10.660	10.584
1.02	Ativo Realizável a Longo Prazo	270.716	261.951
1.02.01	Créditos Diversos	13.518	14.123
1.02.01.01	Títulos e Valores Mobiliários	7.838	8.875
1.02.01.02	Tributos e Contrib. Sociais a Recuperar	5.680	5.248
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	257.198	247.828
1.02.03.01	Depósitos Vinculados a Litígios	23.170	20.990
1.02.03.02	Créditos Fiscais Diferidos	231.039	223.728
1.02.03.03	Outros	2.989	3.110
1.03	Ativo Permanente	4.743.307	4.681.574
1.03.01	Investimentos	67.085	118.385
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	44.801	96.091
1.03.01.03	Outros Investimentos	22.284	22.294
1.03.01.03.01	Bens e Direitos p/Uso Futuro - Terrenos	1.802	1.812
1.03.01.03.02	Outros	20.482	20.482
1.03.02	Imobilizado	4.598.067	4.534.728
1.03.03	Diferido	78.155	28.461

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01.01 - IDENTIFICAÇÃO

1 - CODIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2001	4 - 31/03/2001
2	Passivo Total	5.347.932	5.356.948
2.01	Passivo Circulante	392.481	639.946
2.01.01	Empréstimos e Financiamentos	176.780	262.397
2.01.02	Debêntures	11.763	6.796
2.01.03	Fornecedores	109.051	95.560
2.01.04	Impostos, Taxas e Contribuições	29.651	30.611
2.01.04.01	Tributos e Contrib. Sociais Correntes	8.022	9.442
2.01.04.02	Tributos e Contrib. Sociais Parcelados	21.629	21.169
2.01.05	Dividendos a Pagar	2.161	136.706
2.01.06	Provisões	41.710	37.469
2.01.06.01	Fundação ELOS	28.635	22.133
2.01.06.02	Outras	13.075	15.336
2.01.07	Dividas com Pessoas Ligadas	0	44.623
2.01.08	Outros	21.365	25.784
2.01.08.01	Reserva Global de Reversão	1.507	1.507
2.01.08.02	Compensação Financ.p/Utiliz.Rec.Hidricos	8.010	6.777
2.01.08.03	Concessionárias de Energia Elétrica	0	66
2.01.08.04	Particip.Empregados Lucros ou Resultados	109	4.114
2.01.08.05	Outros	11.739	13.320
2.02	Passivo Exigível a Longo Prazo	2.300.391	2.242.358
2.02.01	Empréstimos e Financiamentos	1.758.004	1.663.002
2.02.02	Debêntures	173.920	175.559
2.02.03	Provisões	188.881	218.952
2.02.03.01	Fundação ELOS	47.939	60.374
2.02.03.02	Contingências	127.649	146.713
2.02.03.03	Outras	13.293	11.865
2.02.04	Dividas com Pessoas Ligadas	0	0
2.02.05	Outros	179.586	184.845
2.02.05.01	Tributos e Contribuições Parcelados	54.623	58.871
2.02.05.02	Concessões a Pagar	65.848	64.298
2.02.05.03	Obrigações Especiais	56.511	56.511
2.02.05.04	Outros	2.604	5.165
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	0	0
2.05	Patrimônio Líquido	2.655.060	2.474.644
2.05.01	Capital Social Realizado	2.279.884	2.279.884
2.05.02	Reservas de Capital	257.577	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	61.980	61.980

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/06/2001	4 -31/03/2001
2.05.04.01	Legal	8.521	8.521
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	53.459	53.459
2.05.04.06	Especial p/ Dividendos Não Distribuidos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuizos Acumulados	55.619	41.085

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2001 a 30/06/2001	4 - 01/01/2001 a 30/06/2001	5 - 01/04/2000 a 30/06/2000	6 - 01/01/2000 a 30/06/2000
3.01	Receita Bruta de Vendas e/ou Serviços	341.900	684.071	239.284	491.834
3.01.01	Suprimento e Fornec. de Energia Elétrica	261.894	537.381	165.332	346.816
3.01.02	Subvenção Combustível - CCC	76.687	142.601	71.761	142.211
3.01.03	Venda de Cinzas	2.240	2.240	0	0
3.01.04	Outras	1.079	1.849	2.191	2.807
3.02	Deduções da Receita Bruta	(15.137)	(28.059)	(8.745)	(17.918)
3.02.01	Imposto e Contribuições	(13.271)	(26.193)	(8.745)	(17.918)
3.02.02	Repasse - CCC - Venda de Cinzas	(1.866)	(1.866)	0	0
3.03	Receita Líquida de Vendas e/ou Serviços	326.763	656.012	230.539	473.916
3.04	Custo de Bens e/ou Serviços Vendidos	(216.716)	(395.467)	(161.219)	(291.550)
3.04.01	Pessoal	(10.587)	(20.364)	(9.657)	(18.435)
3.04.02	Material	(3.053)	(4.716)	(3.724)	(5.372)
3.04.03	Serviço de Terceiro	(5.367)	(9.318)	(5.801)	(8.719)
3.04.04	Combustível p/Prod.Ener.Elétrica-CCC	(76.687)	(142.601)	(71.761)	(142.211)
3.04.05	Combustível p/Prod.Ener.Elétrica	(6.112)	(7.674)	(1.336)	(2.724)
3.04.06	Compens.Financ.p/Utiliz.Rec. Hídricos	(12.270)	(22.004)	(3.138)	(6.740)
3.04.07	Depreciação / Amortização	(42.350)	(84.705)	(32.509)	(65.041)
3.04.08	Energia Elétrica Comprada p/Revenda	(56.450)	(90.473)	(31.399)	(36.949)
3.04.09	Uso de Bem Público - UBP	(3.220)	(6.440)	(2.126)	(4.252)
3.04.10	Constituição de Provisões Operacionais	(1.866)	(3.731)	(3.821)	(7.642)
3.04.11	Rerversão de Provisões Operacionais	2.670	3.217	5.683	8.697
3.04.12	Outras	(1.424)	(6.658)	(1.630)	(2.162)
3.05	Resultado Bruto	110.047	260.545	69.320	182.366
3.06	Despesas/Receitas Operacionais	(112.966)	(208.208)	(56.491)	(72.262)
3.06.01	Com Vendas	(3.756)	(7.691)	(834)	(1.667)
3.06.02	Gerais e Administrativas	(2.214)	8.623	(10.999)	(18.094)
3.06.02.01	Pessoal	(5.524)	(10.652)	(9.353)	(16.116)

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2001 a 30/06/2001	4 - 01/01/2001 a 30/06/2001	5 - 01/04/2000 a 30/06/2000	6 - 01/01/2000 a 30/06/2000
3.06.02.02	Serviço de Terceiro	(3.503)	(6.398)	(2.032)	(4.027)
3.06.02.03	Constituição de Provisões Operacionais	(2.888)	(8.759)	(1.049)	(1.742)
3.06.02.04	Reversão de Provisões Operacionais	26.556	61.376	9.239	23.543
3.06.02.05	Outras	(16.855)	(26.944)	(7.804)	(19.752)
3.06.03	Financeiras	(106.996)	(209.140)	(44.658)	(52.501)
3.06.03.01	Receitas Financeiras	3.429	13.561	3.015	4.596
3.06.03.01.01	Rendas de Aplicações Financeiras	2.724	5.923	1.978	2.908
3.06.03.01.02	Variação Monetária	434	6.115	152	296
3.06.03.01.03	Outras	271	1.523	885	1.392
3.06.03.02	Despesas Financeiras	(110.425)	(222.701)	(47.673)	(57.097)
3.06.03.02.01	Encargos de Dívidas	(44.402)	(82.500)	(24.993)	(51.460)
3.06.03.02.02	Encargos s/Tributos e Contrib.Sociais	(1.576)	(3.357)	(2.355)	(4.959)
3.06.03.02.03	Juros sobre Capital Próprio	(25.926)	(25.926)	0	0
3.06.03.02.04	Reversão dos Juros sobre Capital Próprio	25.926	25.926	(14.999)	11.104
3.06.03.02.05	Variação Monetária s/Empr.Financiamentos	(57.617)	(122.322)	(469)	(1.673)
3.06.03.02.06	Variação Monetária - Outras	857	(1.242)	(4.857)	(10.109)
3.06.03.02.07	Outras	(7.687)	(13.280)	0	0
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	0	0	0	0
3.07	Resultado Operacional	(2.919)	52.337	12.829	110.104
3.08	Resultado Não Operacional	1.046	1.138	(327)	(307)
3.08.01	Receitas	1.199	1.348	(35)	34
3.08.02	Despesas	(153)	(210)	(292)	(341)
3.09	Resultado Antes Tributação/Participações	(1.873)	53.475	12.502	109.797
3.10	Provisão para IR e Contribuição Social	4.804	(2.175)	(1.182)	(8.280)
3.10.01	Imposto de Renda	4.115	3	(889)	(6.087)

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2001 a 30/06/2001	4 - 01/01/2001 a 30/06/2001	5 - 01/04/2000 a 30/06/2000	6 - 01/01/2000 a 30/06/2000
3.10.02	Contribuição Social	689	(2.178)	(293)	(2.193)
3.11	IR Diferido	11.603	4.319	(4.150)	(30.911)
3.11.01	Imposto de Renda	9.574	5.068	(3.090)	(22.788)
3.11.02	*Contribuição Social*	2.029	(749)	(1.060)	(8.123)
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.14	Participações Minoritárias	0	0	0	0
3.15	Lucro/Prejuízo do Período	14.534	55.619	7.170	70.606
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	604.238.739	604.238.739	539.091.216	539.091.216
	LUCRO POR AÇÃO	0,00002	0,00009	0,00001	0,00013
	PREJUÍZO POR AÇÃO				

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08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

O resultado operacional consolidado do trimestre, antes de computadas as despesas financeiras líquidas das receitas, apresentou incremento de R$ 11.486. Por outro lado, considerando que a ITASA apresentou despesas financeiras de valor significativo, houve um incremento de R$ 13.628 na consolidação. Essas despesas financeiras são decorrentes, basicamente, de encargos e variações monetárias de empréstimos obtidos do BNDES e outros agentes financeiros, para financiamento da UHE Itá.

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

09.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1- ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
7 - TIPO DE EMPRESA		8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Mil)		9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Mil)	
01	COMPANHIA ENERGÉTICA MERIDIONAL	02.201.268/0001-17	ABERTA CONTROLADA	99,99	4,82
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		127.923		127.923	
02	ITÁ ENERGÉTICA S.A. - ITASA	01.355.994/0001-21	ABERTA CONTROLADA	48,75	9,54
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		252.565		104.288	

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15.01 - PROJETOS DE INVESTIMENTO

1. Projetos relacionados ao cumprimento do edital de privatização

1.1. Usina Hidrelétrica de Machadinho

A UHE Machadinho está sendo construída em parceria, cuja participação da Companhia é de 16,94%.

As principais características são as seguintes:

- Localização: Rio Pelotas, na divisa dos Estados de Santa Catarina e Rio Grande do Sul
- Potência nominal instalada: 1.140 MW
- Número de máquinas: 3 unidades de 380 MW
- Energia garantida: 473 MW médios
- Operação comercial:
  . Unidade 1: 31.08.2002
  . Unidade 2: 31.12.2002
  . Unidade 3: 30.04.2003

1.2. Usina Termelétrica Jacuí

As principais características são as seguintes:

- Localização: Charqueadas, 50 km de Porto Alegre, no Estado do Rio Grande do Sul
- Potência nominal instalada: 357 MW
- Combustível: carvão mineral pulverizado
- Estágio: conclusão parcial de 40%
- Operação comercial: 24 meses a partir da retomada do projeto

1.3. Usina Termelétrica William Arjona (3ª máquina)

- Localização: Campo Grande, Estado de Mato Grosso do Sul
- Potência nominal: 40 MW (1 unidade)
- Combustível: gás natural
- Operação comercial: 30.08.2001

Ampliação da potência instalada da usina de 80 MW para 120 MW.

15.01 - PROJETOS DE INVESTIMENTO

2. Projeto realizado por empresa controlada

Usina Hidrelétrica Cana Brava

A Companhia detém o controle (99,99% das ações) da Companhia Energética Meridional – CEM, uma *SPC – Special Purpose Company*, que está construindo a Usina Hidrelétrica Cana Brava, cujas características principais são as seguintes:

- Localização: Rio Tocantins, no norte do Estado de Goiás
- Potência nominal instalada: 450 MW
- Número de máquinas 3 unidades de 150 MW
- Energia garantida: 274 MW
- Início da obra: 31 de maio de 1999
- Operação comercial:
  . Unidade 1: 31.10.2002
  . Unidade 2: 30.11.2002
  . Unidade 3: 31.01.2003

A energia a ser produzida na UHE Cana Brava não está vinculada aos Contratos Iniciais e, portanto, será livremente comercializada.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Estratégia de Seguros

A Companhia possuí seguros estratégicos, do tipo "all risks", para cobertura de danos à propriedade e de perdas por interrupção de negócio, como também seguro para cobertura de perdas por responsabilidade civil.
Além destes seguros estratégicos, a Companhia possuí seguros operacionais para cobertura de riscos em transportes nacionais e internacionais, bem como seguro de vida em grupo para os seus diretores e empregados.

A controlada CEM possui seguro para cobertura de todos os riscos envolvidos no projeto Cana Brava, com vigência até 15.01.2003 para os riscos de engenharia e 2 anos após a entrada em operação da 3ª unidade, prevista para 15.01.2003, para os danos de propriedade e interrupção de negócio.

Compromissos de Longo Prazo

A Companhia possui compromissos de longo prazo, dentre os quais se destacam:

a) Contrato de Conexão

Em conformidade com a Lei n° 9.648/98 e Decreto n° 2.655/98, estabelecendo que o acesso e uso dos sistemas de transmissão de energia elétrica sejam contratados separadamente da compra e venda de energia propriamente dita, a Companhia, em 20 de agosto de 1998, assinou o Contrato de Conexão com a Empresa Transmissora de Energia Elétrica do Sul do Brasil S.A. – ELETROSUL, com vigência a partir de 1° de setembro de 1998.
A Companhia pagará, a título de encargo de conexão, o valor anual de R$ 3.513 estabelecido pela Resolução ANEEL n ° 167, de 31.05.00. Este valor será reajustado e revisado periodicamente pela ANEEL e/ou por acordo entre as partes.

b) Contrato de Uso do Sistema de Transmissão

A Companhia firmou contrato de uso do sistema de transmissão, de acordo com a Lei n° 9.648/98 e Decreto n° 2.655/98, com as Empresa Transmissora de Energia Elétrica do Sul do Brasil S.A. – ELETROSUL, garantindo o uso da Rede Básica para entrega da energia contratada.
O contrato têm vigência a partir de 1° de setembro de 1998 e os encargos decorrentes serão integralmente atribuídos às concessionárias de distribuição, conforme Resolução ANEEL n° 248, de 07 de agosto de 1998, não representando, portanto, ônus para a Companhia.

c) Contratos Iniciais de Compra e Venda de Energia

A Companhia celebrou, com base na Lei 9.648/98, artigo 10 e nas normas do GCOI, os Contratos Iniciais de Compra e Venda de Energia, os quais terão vigência até 31 de dezembro de 2005, com reajustes anuais pela variação do IGP-M.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

d) Concessão do Uso do Bem Público

A Companhia celebrou em 28 de setembro de 1998, o contrato de Concessão ANEEL nº 192/98 com a UNIÃO, por intermédio da Agência Nacional de Energia Elétrica - ANEEL. Este contrato tem por objeto regular as concessões de uso do bem público para produção e comercialização de energia elétrica, na condição de produtor independente, por meio das centrais geradoras em operação. O contrato prevê a concessão pelo prazo de 30 (trinta) anos, contados a partir da data de sua assinatura, prorrogável nas condições que forem estabelecidas a critério da ANEEL, mediante requerimento da Companhia.

A Companhia pagará pelo uso do bem público, ao longo do prazo de 5 (cinco) anos, contados a partir da assinatura do Contrato de Concessão, valores anuais, em parcelas mensais, conforme disposto na Lei nº 9.648/98 e Decreto nº 2.655/98.

e) Compra de Energia da Argentina

A Companhia firmou contrato com a CIEN – Companhia de Interconexão Energética, por um prazo de 20 anos, para a compra de 300 MW de potência firme com energia associada, para ser disponibilizada na subestação de Itá, da ELETROSUL.

f) Compra de gás natural

Em 10 de novembro de 2000, a Companhia celebrou contrato de aquisição de gás natural com a Companhia de Gás do Mato Grosso do Sul – MSGÁS, aditivado em 9 de abril de 2001, com vigência de 5 anos a partir de junho de 2001, início da operação comercial a gás da Usina Termelétrica William Arjona, localizada em Campo Grande – MS.

NOTAS EXPLICATIVAS AO BALANÇO PATRIMONIAL E À DEMONSTRAÇÃO DE RESULTADO CONSOLIDADOS

NOTA 1 – Consumidores e Concessionárias

	Consolidado			
	30.06.2001			31.03.2001
	Vincendos	Vencidos mais de 90 dias	Total	Total
Consumidores livres	771	-	771	1.408
Concessionárias	118.815	22.533	141.348	155.555
	119.586	**22.533**	**142.119**	**156.963**

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16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

As informações de fornecimento e suprimento de energia elétrica registrados no resultado estão demonstradas a seguir:

	Consolidado					
	MWh		MWh/h (médios demanda)		Valor	
	30.06.01	30.06.00	30.06.01	30.06.00	30.06.01	30.06.00
Consumidores livres	107.463	-	-	-	6.843	-
Concessionárias	12.783.981	10.336.202	3.588	3.327	530.538	346.816
	12.891.444	10.336.202	3.588	3.327	537.381	346.816

NOTA 2 – Títulos e Valores Mobiliários

	Consolidado	
	30.06.2001	31.03.2001
Circulante		
Certificado de Depósito Bancário – CDB	3.947	25.982
Letras Financeiras do Tesouro – LFT	14.571	83.750
Letras do Tesouro Nacional - LTN	61.551	86
BB Swap Corporate	-	378
Fundo de Investimentos	19.073	66.521
Títulos de capitalização	-	102
	99.142	176.819
Longo Prazo		
Letras Financeiras do Tesouro – LFT	7.838	6.195
Letras do Tesouro Nacional - LTN	-	2.680
	7.838	8.875
	106.980	185.694

No saldo consolidado os Certificados de Depósitos Bancários estão sendo remunerados em 99,20% da taxa CDI e as demais aplicações em média 113,83% e 108,90% do CDI para a CEM e GERASUL, respectivamente.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 3 – Conciliação dos Tributos, no Resultado

	Consolidado			
	30.06.2001		30.06.2000	
	Contribuição social	Imposto de renda	Contribuição social	Imposto de renda
Resultado antes dos tributos	53.475	53.475	109.797	109.797
Contribuição Social – 9%	(4.813)	-	(9.882)	-
Imposto de Renda – 25%	-	(13.369)	-	(27.449)
Contribuição social e imposto de renda sobre:				
Despesas indedutíveis				
13° salário e gratificação dos dirigentes	-	(360)	-	(6)
Encargos sobre contingências tributárias indedutíveis	(17)	(48)	(401)	(1.114)
Amortização de ágio	-	(286)	-	-
Outras despesas indedutíveis	(158)	(438)	(33)	(318)
Resultados não tributáveis				
Imposto de Renda sobre o Lucro Líquido - ILL	-	5.538	-	-
Remuneração das Imobilizações em Curso-RIC	-	7.552	-	-
Reversão dos juros sobre capital próprio	2.333	6.482	-	-
Outros	43	-	-	-
Adicional de 10% do IRPJ sobre lucro até R$ 20.000,00 mensais	-	-	-	12
Ajuste de alíquota da CSLL diferida	(315)	-	-	-
	(2.927)	5.071	(10.316)	(28.875)
Composição dos tributos no resultado:				
Corrente	(2.178)	3	(2.193)	(6.087)
Diferido	(749)	5.068	(8.123)	(22.788)
	(2.927)	5.071	(10.316)	(28.875)

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 4 – Ativo Imobilizado

Composição

	Consolidado		
	30.06.2001		31.03.2001
	Taxas médias de depreciação	Custo corrigido	Custo corrigido
Imobilizações em Serviço			
Geração Hidráulica			
UHE Salto Santiago	2,5	641.833	640.982
UHE Salto Osório	2,6	287.322	287.321
UHE Passo Fundo	2,5	114.534	114.690
UHE Itá	2,2	1.761.346	1.750.223
		2.805.035	2.793.216
(-) Depreciação Acumulada		(718.019)	(702.317)
		2.087.016	**2.090.899**
Geração Térmica			
Complexo Jorge Lacerda	4,6	2.426.286	2.426.494
UTE Charqueadas	4,8	53.523	53.526
UTE Alegrete	4,8	7.489	7.490
UTE William Arjona	3,6	53.081	53.075
		2.540.379	2.540.585
(-) Depreciação Acumulada		(837.056)	(811.505)
		1.703.323	**1.729.080**
Sistema de Comunicação	6,1	1.624	1.624
(-) Depreciação Acumulada		(657)	(605)
		967	**1.019**
Equipamentos Gerais e Outros	10,0	17.939	17.721
(-) Depreciação Acumulada		(7.101)	(8.009)
		10.838	**9.712**
		3.802.144	**3.830.710**
Imobilizações em Curso			
Geração Hidráulica			
UHE Itá		5.532	6.732
UHE Machadinho		157.440	149.819
UHE Passo Fundo (automação)		1.607	1.438
UHE Salto Santiago (obras de adição)		2.694	2.679
UHE Cana Brava		524.066	454.574
Outros		4.682	8.659
		696.021	**623.901**
Geração Térmica			
UTE Jacuí		72.254	71.442
UTE Jorge Lacerda (obras de adição)		5.274	4.648
UTE William Arjona (máquina III)		19.481	1.887
Outros		1.647	1.096
		98.656	**79.073**
Outros		**1.246**	**1.044**
		795.923	**704.018**
		4.598.067	**4.534.728**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 5 - Empréstimos e Financiamentos

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	Consolidado					
	30.06.2001			31.03.2001		
	Circulante		Longo Prazo	Circulante		Longo Prazo
	Encargos	*Principal*	*Principal e encargos*	*Encargos*	*Principal*	*Principal e encargos*
Moeda Estrangeira						
Secretaria do Tesouro Nacional - STN	5.617	34.538	552.941	16.130	31.284	537.378
Instituições financeiras	3.867	21.918	217.086	1.409	20.555	126.094
Outros	6.291	4.428	111.755	4.599	99.235	109.289
	15.775	**60.884**	**881.782**	**22.138**	**151.074**	**772.761**
Moeda Nacional						
ELETROBRÁS	4.036	50.562	453.973	-	44.603	464.471
Fornecedores	5.163	9.511	880	6.304	11.939	1.173
Fundação ELOS	166	11.212	83.893	167	10.434	84.176
Instituições financeiras	2.808	16.663	337.476	2.856	12.882	340.421
	12.173	**87.948**	**876.222**	**9.327**	**79.858**	**890.241**
	27.948	**148.832**	**1.758.004**	**31.465**	**230.932**	**1.663.002**

b) Mutação no trimestre

	Consolidado	
	Circulante	**Longo Prazo**
Saldo em 31.03.2001	**262.397**	**1.663.002**
Saques no trimestre	-	81.331
Pagamentos	(182.896)	-
Transferências	39.324	(39.324)
Reescalonamentos	(2.514)	2.514
Encargos gerados no trimestre	48.088	(55)
Variações monetárias geradas no trimestre	12.381	50.536
Saldo em 30.06.2001	**176.780**	**1.758.004**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

c) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:


Dívida Externa em Jun/01
85.343
9%
Libra
Esterlina
84.200
9%
Euro
85.703
9%
Marco
Alemão
703.195
73%
Dólar
Norte
Americ.


Dívida Externa em Mar/01
85.020
9%
Libra
Esterlina
174.655
18%
Euro
89.821
10%
Marco
Alemão
596.477
63%
Dólar
Norte
Americ.

d) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:


Perfil da Dívida
R$ Milhões
1.750
1.500
1.250
1.000
750
500
250
0
61
99
153
143
189
179
203
191
212
198
940
853
1.758
1.663
2002
2003
2004
2005
2006
Após 2006
até 2024
Total
Jun/01
Mar/01

e) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Mercado interno

Taxas fixas de 6,00% a 12,00% a.a.(6,00% a 12,00% a.a., no 1° trimestre)
Taxas flutuantes: 9,25% (13,25% a.a., no 1° trimestre)

Mercado externo

Taxas fixas de 3,00% a 12,00% a.a.(3,00% a 12,50% a.a., no 1° trimestre)
Taxas flutuantes de 5,06% a 12,17% a.a. (5,06% a 12,17% a.a., no 1° trimestre)

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16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 6 - Concessões a Pagar

A Companhia Energética Meridional – CEM pagará à UNIÃO pela outorga da concessão para exploração do potencial de energia hidráulica do aproveitamento hidrelétrico Cana Brava, os valores abaixo indicados, em parcelas mensais equivalentes a 1/12 (um doze avos) dos respectivos valores de pagamento anual, com atualização baseada na variação anual do Índice Geral de Preços – Mercado – IGP-M:

Ano	Início de pagamento	Valor anual	Valor total
1°	-	1	1
2° ao 6°	-	-	-
7° ao 25°	30.08.2004	680	12.920
26° ao 35°	30.08.2023	61.280	612.800
			625.721

O fluxo de pagamento acima está previsto na Cláusula Sexta do Contrato de Concessão. Buscando refletir adequadamente, no patrimônio, a outorga onerosa da concessão e a respectiva obrigação perante à União, a CEM registrou o seu valor no ativo intangível e no passivo exigível a longo prazo, que corresponde R$ 65.848 em 30.06.2001 (R$ 64.298 em 31.03.2001).

Considerando que os valores contratuais estão a preços futuros, a CEM procedeu ao seu ajuste a valor presente com base na taxa de desconto de 10% a.a., prevista no Edital de Concorrência n° 04/97 para a licitação da referida concessão.

NOTA 7 - Debêntures

a) Companhia Energética Meridional – CEM

Em 19 de maio de 1999 a controlada assinou com o Banco Nacional de Desenvolvimento Econômico e Social – BNDES, o Contrato de Subscrição e Integralização de Debêntures n° 98.2.654.3.1, tendo sido subscritas e integralizadas em 1999 o montante de 7.773 debêntures.

As debêntures são remuneradas com base na TJLP mais 4% a.a., com pagamento dos juros semestralmente, no período de 01.10.1999 até 01.04.2013.

O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao valor nominal das debêntures.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

A amortização do valor nominal das debêntures terá início em 01.10.2003 com vencimento final em 01.04.2013, e ocorrerá semestralmente com base em programação de amortização crescente que varia de 3,0625%, na primeira amortização, a 7,5737% na última parcela, com vencimento em 01.04.2013.

b) Itá Energética S.A. – ITASA

Em 7 de março de 2001 a controlada em conjunto emitiu 2 séries de 8.400 debêntures não conversíveis cada uma, para colocação pública, no valor total de R$ 168.000, integralizados em 23 de março de 2001.

As debêntures serão remuneradas com base no IGPM mais 11,20% a.a., com pagamento dos juros anualmente, sendo os da 1ª série a partir de 1° de dezembro de 2001 até 1° de dezembro de 2013 e os da 2° série a partir de 1° de junho de 2002 até 1° de junho de 2013.

A remuneração passará a ser calculada pelo IGPM mais juros de 9,4% a.a., a partir de 2 de dezembro de 2003 para a 1ª série e a partir de 2 de junho de 2004 para a 2ª série.

A amortização do valor nominal das debêntures será efetuada em parcelas anuais, sendo que a da 1° série terá início em 1° de dezembro de 2004 com vencimento final em 1° de dezembro de 2013 e da 2ª série a partir de 1° de junho de 2004 *com vencimento final em* 1° de junho de 2013.

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

RELATÓRIO SOBRE REVISÃO ESPECIAL

Aos Acionistas e à Administração da
Centrais Geradoras do Sul do Brasil S.A. - GERASUL
Florianópolis – SC

1. Efetuamos uma revisão especial das informações trimestrais - ITR da Centrais Geradoras do Sul do Brasil S.A. - GERASUL, compreendendo o balanço patrimonial, controladora e consolidado, em 30 de junho de 2001 e as respectivas demonstrações do resultado, controladora e consolidado, correspondentes aos períodos de três e seis meses findos naquela data, bem como as respectivas notas explicativas, o relatório de desempenho e as informações relevantes, elaborados sob a responsabilidade de sua administração.

2. Nossa revisão foi efetuada de acordo com as normas estabelecidas pelo IBRACON - Instituto dos Auditores Independentes do Brasil, em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, de: (a) indagação aos e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da Companhia quanto aos critérios adotados na elaboração das informações trimestrais; e (b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e as operações da Companhia. Considerando que esta revisão não representou um exame de acordo com as normas de auditoria, não estamos emitindo parecer sobre as referidas informações trimestrais.

3. Baseados em nossa revisão especial, não temos conhecimento de qualquer modificação relevante que deva ser feita nas informações trimestrais referidas no parágrafo 1 para que estejam de acordo com os princípios de contabilidade emanados da legislação societária brasileira, aplicados de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários especificamente aplicáveis à elaboração das informações trimestrais.

4. Conforme descrito na nota explicativa nº 10 c, a Companhia possui construções em andamento referentes ao projeto Jacuí. A Companhia, cumprindo exigências do Edital de Privatização da GERASUL, oficializou junto à Agência Nacional de Energia Elétrica - ANEEL a sua decisão de permanência no empreendimento. Entretanto, a Administração da Companhia ainda está em processo de renegociação dos contratos originais com os antigos fornecedores do projeto; portanto, não há como garantir que os valores provisionados sejam suficientes para cobrir eventuais perdas quanto aos passivos contingentes com fornecedores e outros envolvidos no projeto.

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17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

5. Conforme descrito na nota explicativa nº 10 d, a Companhia, baseada em projeções preliminares de fluxo de caixa futuro descontado a valor presente, elaboradas internamente, avaliou que alguns ativos não serão recuperados pelas suas operações futuras. A Administração da Companhia entende que estes ativos, no conjunto, produzirão fluxo de caixa futuro positivo.

6. Conforme descrito na nota explicativa 4, as transações de compra e venda de energia curto prazo realizadas no âmbito do Mercado Atacadista de Energia Elétrica - MAE, incluindo os efeitos decorrentes do Programa Emergencial de Redução de Consumo de Energia Elétrica, ainda não foram oficialmente disponibilizadas pela Administradora de Serviços do MAE - ASMAE. A área de comercialização da Companhia vem monitorando o comportamento do mercado e as operações ocorridas e, com base em estimativas internas que consideram informações preliminares geradas pela ASMAE, concluiu que o saldo líquido dessas transações será favorável a GERASUL. A administração da Companhia decidiu, conservadoramente, não reconhecer tais estimativas em suas demonstrações financeiras, em razão de indefinições quanto aos valores, devedores, prazos de eventual recebimento, entre outras.

7. Anteriormente, revisamos o balanço patrimonial, controladora e consolidado, em 31 de março de 2001 e as demonstrações do resultado, controladora e consolidado, referentes aos períodos de três e seis meses findos em 30 de junho de 2000, e emitimos nossos respectivos relatórios de revisão especial, sem ressalvas, datados, respectivamente, de 14 de maio de 2001, contendo ênfases quanto aos assuntos mencionados nos parágrafos 4, 5 e 6 acima, e de 8 de agosto de 2000, contendo ênfases quanto aos assuntos mencionados nos parágrafos 4 e 5 acima.

Rio de Janeiro, 27 de julho de 2001

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC-SP 11.609 S/RJ

Marcelo C. Almeida
Contador
CRC-RJ 36.206-3 S/SC

As folhas das ITR revisadas por nós estão rubricadas tão somente para fins de identificação.

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18.02 - COMENTÁRIO DO DESEMPENHO DA CONTROLADA/COLIGADA

Controlada/Coligada : COMPANHIA ENERGÉTICA MERIDIONAL

Considerando que a Companhia Energética Meridional - CEM encontra-se em fase pré-operacional, e tendo iniciado recentemente a construção da Usina Hidrelétrica Cana Brava, não há comentários importantes sobre o seu desempenho.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

ÍNDICE

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FIRST QUARTER 2001 RESULTS (ITR)

March 31, 2001

Contains:

- Balance sheet
- Share breakdown
- Dividend distribution
- Company structure (share capital)
- Income Statement
- Subsidiary breakdown
- Notes (eg. Consumers, financing, criteria for assessing assets, investments)

ITR - Quarterly Results
Period ended: 3/31/2001

BALANCE SHEET (R$ thousands)

ASSETS

Code	Description	3/31/2001	12/31/2001
1	Total Assets	4,624,409	4,560,259
1.01	*Current Assets*	361,267	253,335
1.01.01	Availabilities	12,995	15,416
1.01.02	Credits	287,102	170,597
1.01.02.01	Consumers and concessionaires	136,719	143,288
1.01.02.02	Titles and Securities	150,383	27,309
1.01.03	Inventories	5,667	5,285
1.01.04	Other	55,503	62,037
1.01.04.01	Credits from Fuel Consumption Bill (CCC)	18,112	22,221
1.01.04.02	Taxes and Social Contributions receivable	7,871	4,411
1.01.04.03	Property transfer, shutdowns, services and availabilites	5,821	9,519
1.01.04.04	Bid concessions	2,977	2,912
1.01.04.05	Deferred Fiscal Credits	2,922	2,922
1.01.04.06	Anticipated expenses	6,093	9,575
1.01.04.07	Other	11,707	10,477
1.02	*Long-term Assets*	258,679	265,672
1.02.01	Credits (several)	0	0
1.02.01.01	*Titles and Securities*	*0*	0
1.02.01.02	Taxes and Social Contributions Receivable	0	0
1.02.02	Credits with Related Parties	0	0
1.02.02.01	With Joint Parties	0	0
1.02.02.02	With Controlled Parties	258,679	265,672
1.02.02.03	With Other Related Parties	20,990	19,294
1.02.03	Other	8,875	7,911
1.02.03.01	Deposits Related to Litigation	220,597	230,129
1.02.03.02	Deferred Fiscal Credits	5,107	5,107
1.02.03.03	Other	3,110	3,231
1.03	*Fixed Assets*	4,004,463	4,041,252
1.03.01	Investments	450,412	455,646
1.03.01.01	Share in Joint Parties	0	0
1.03.01.02	Share in Controlled Parties	428,118	433,378
1.03.01.03	Other Investments	22,294	22,268
1.03.01.03.01	*Property for Future use and Destined for Alienation*	1,812	1,818
1.03.01.03.02	Other	20,482	20,450
1.03.02	Fixed	3,551,610	3,583,121
1.03.03	Deferred	2,441	2,485

LIABILITIES

Code	Description	3/31/2001	12/31/2001
2	Total Liabilities	4,624,409	4,560,259
2.01	*Current Liabilites*	583,005	616,139
2.01.01	Loans and Financing	245,816	240,676
2.01.02	*Debentures*	*0*	*0*
2.01.03	Suppliers	65,249	81,684
2.01.04	Taxes, Fees, and Contributions	30,083	27,728
2.01.04.01	Taxes and Social Contributions (Current)	8,914	7,015
2.01.04.02	Taxes and Social Contributions (In installments)	21,169	20,713
2.01.05	Dividends Payable	136,799	136,799
2.01.06	Provisions	37,372	65,266
2.01.06.01	ELOS Foundation	22,133	47,774
2.01.06.02	Other	15,239	17,492
2.01.07	Related Party Debt	44,623	42,923
2.01.08	Other	23,063	21,063
2.01.08.01	Global Reversal Reserve	1,507	1,527
2.01.08.02	Financial Compensation for the Utilisation of Water Resources	6,343	3,122
2.01.08.03	Electrical Energy Concessionaires	66	7,274
2.01.08.04	Employee Profit-Sharing	4,114	4,114
2.01.08.05	Other	11,033	5,026
2.02	*Long-term Liabilities*	1,566,760	1,511,741
2.02.01	Loans and Financing	1,227,261	1,144,166
2.02.02	Debentures	0	0
2.02.03	Provisions	218,952	244,176
2.02.03.01	ELOS Foundation	60,374	59,702
2.02.03.02	Contingencies	146,713	174,036
2.02.03.03	Other	11,865	10,438
2.02.04	*Related Party Debt*	0	0
2.02.05	Other	120,547	123,399
2.02.05.01	Taxes and Social Contributions (In installments)	58,871	62,794
2.02.05.02	Special Obligations	56,511	56,511

2.02.05.03	Other	5,165	4,094
2.03	*Future Period Results*	0	0
2.05	*Shareholders' Equity*	2,474,644	2,432,379
2.05.01	Paid-in Capital	2,279,884	2,278,704
2.05.02	Capital Reserves	91,695	91,695
2.05.03	Reappraisal Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Controlled/Joint	0	0
2.05.04	Profits Reserve	61,980	61,980
2.05.04.01	Legal	8,521	8,521
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	From Profits Realizable	0	0
2.05.04.05	Retained Earnings	53,459	53,459
2.05.04.06	For Retained Dividends	0	0
2.05.04.07	Other Profits Reserve	0	0
2.05.05	Accumulated Income/Loss	41,085	0

INCOME STATEMENT (in R$ thousands)

Code	Description	1/01/2001 to 3/31/2001	1/01/2001 to 3/31/2001	1/01/2000 to 3/31/2000	1/01/2000 to 3/31/2000
3.01	*Gross Revenue from Sales and/or Services Rendered*	333,969	333,969	252,550	252,550
3.01.01	Electrical Energy Supply	266,724	266,724	181,484	181,484
3.01.02	Fuel Subsidy (CCC)	65,914	65,914	70,450	70,450
3.01.03	Other	1,331	1,331	616	616
3.02	*Gross Revenue Deductions*	(12,231)	(12,231)	(9,173)	(9,173)
3.02.01	Taxes and Social Contributions	(12,231)	(12,231)	(9,173)	(9,173)
3.03	*Net Income from Sales and/or Services Rendered*	321,738	321,738	243,377	243,377
3.04	*Cost of Goods and/or Services Rendered*	(183,074)	(183,074)	(130,331)	(130,331)
3.04.01	Personnel	(9,606)	(9,606)	(8,778)	(8,778)
3.04.02	Material	(1,663)	(1,663)	(1,648)	(1,648)
3.04.03	Third-party Services	(3,749)	(3,749)	(2,918)	(2,918)
3.04.04	Fuel for Electrical Energy Production (CCC)	(65,914)	(65,914)	(70,450)	(70,450)
3.04.05	Fuel for Electrical Energy Production	(1,562)	(1,562)	(1,388)	(1,388)
3.04.06	Financial Compensation for Use of Water Resources	(8,393)	(8,393)	(3,602)	(3,602)
3.04.07	Depreciation and Amortization	(39,290)	(39,290)	(32,532)	(32,532)
3.04.08	Electrical Energy Bought for Resale	(44,172)	(44,172)	(5,550)	(5,550)
3.04.09	Use of Public Property/Goods (UBP)	(3,220)	(3,220)	(2,126)	(2,126)
3.04.10	Other	(5,505)	(5,505)	(1,339)	(1,339)
3.05	*Gross Result*	138,664	138,664	113,046	113,046
3.06	*Operating Expenses/Income*	(81,160)	(81,160)	(15,771)	(15,771)
3.06.01	With Sales	(3,026)	(3,026)	(833)	(833)
3.06.02	General and Administrative	12,420	12,420	(7,095)	(7,095)
3.06.02.01	Personnel	(4,935)	(4,935)	(6,763)	(6,763)
3.06.02.02	Third-party Services	(2,635)	(2,635)	(1,995)	(1,995)
3.06.02.03	Operational Provision Constitution	(5,871)	(5,871)	(693)	(693)
3.06.02.04	Operational Provision Reversal	34,820	34,820	14,304	14,304
3.06.02.05	Other	(8,959)	(8,959)	(11,948)	(11,948)
3.06.03	Financial	(85,867)	(85,867)	(7,843)	(7,843)
3.06.03.01	Financial Income	9,947	9,947	1,581	1,581
3.06.03.01.01	Income from Investments	3,047	3,047	930	930
3.06.03.01.02	Monetary Variation	5,681	5,681	144	144
3.06.03.01.03	Other	1,219	1,219	507	507
3.06.03.02	Financial Expenses	(95,814)	(95,814)	(9,424)	(9,424)
3.06.03.02.01	Debt Duty	(29,450)	(29,450)	(26,467)	(26,467)
3.06.03.02.02	Duty on Taxes and Social Contributions	(1,781)	(1,781)	(2,604)	(2,604)
3.06.03.02.03	Monetary Variation without Financing	(59,470)	(59,470)	26,103	26,103
3.06.03.02.04	Monetary Variation - Other	(2,072)	(2,072)	(1,204)	(1,204)
3.06.03.02.05	Other	(3,041)	(3,041)	(5,252)	(5,252)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity Equivalence Result	(4,687)	(4,687)	0	0
3.07	*Operating Profit (Loss)*	57,504	57,504	97,275	97,275
3.08	*Non-Operating Profit (Loss)*	92	92	20	20
3.08.01	Revenue	149	149	69	69
3.08.02	Expenses	(57)	(57)	(49)	(49)
3.09	*EBIT*	57,596	57,596	97,295	97,295
3.10	*Income Tax and Social Contributions Provision*	(6,979)	(6,979)	(7,098)	(7,098)
3.10.01	Income Tax	(4,112)	(4,112)	(5,198)	(5,198)
3.10.02	Social Contributions	(2,867)	(2,867)	(1,900)	(1,900)
3.11	*Deferred Income Tax*	(9,532)	(9,532)	(26,761)	(26,761)
3.11.01	Income Tax	(6,156)	(6,156)	(19,698)	(19,698)
3.11.02	Social Contributions	(3,376)	(3,376)	(7,063)	(7,063)
3.12	*Statutory Equity/Contributions*	0	0	0	0
3.12.01	Equity	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	*Reversal of Interest on Own Capital*	0	0	0	0
3.15	*Profit (loss) in Period*	41,085	41,085	63,436	63,436

NUMBER OF SHARES, EX-TREASURY (thousands)	604,238,739	604,238,739	539,091,216	539,091,216
PROFIT PER SHARE	0.00007	0.00007	0.00012	0.00012
LOSS PER SHARE				

CONSOLIDATED BALANCE SHEET (R$ thousands)

ASSETS

Code	Description	3/31/2001	12/31/2001
1	Total Assets	5,356,948	5,179,873
1.01	*Current Assets*	413,423	284,512
1.01.01	Availabilities	19,390	16,969
1.01.02	Credits	333,782	199,494
1.01.02.01	Consumers and concessionaires	156,963	157,673
1.01.02.02	Titles and Securities	176,819	41,821
1.01.03	Inventories	5,667	5,285
1.01.04	Other	54,584	62,764
1.01.04.01	Credits from Fuel Consumption Bill (CCC)	18,112	22,221
1.01.04.02	Taxes and Social Contributions receivable	9,616	6,033
1.01.04.03	Property transfer, shutdowns, services and availabilites	3,874	8,592
1.01.04.04	Bid concessions	2,977	2,977
1.01.04.05	Deferred Fiscal Credits	2,948	3,831
1.01.04.06	Anticipated expenses	6,473	10,595
1.01.04.07	Other	10,584	8,515
1.02	*Long-term Assets*	261,951	265,734
1.02.01	Credits (several)	0	0
1.02.01.01	Titles and Securities	0	0
1.02.01.02	Taxes and Social Contributions Receivable	0	0
1.02.02	Credits with Related Parties	0	0
1.02.02.01	With Joint Parties	0	0
1.02.02.02	With Controlled Parties	261,951	265,734
1.02.02.03	With Other Related Parties	20,990	19,294
1.02.03	Other	8,875	7,911
1.02.03.01	Deposits Related to Litigation	223,728	230,129
1.02.03.02	Deferred Fiscal Credits	5,248	5,107
1.02.03.03	Other	3,110	3,293
1.03	*Fixed Assets*	4,681,574	4,629,627
1.03.01	Investments	118,385	118,932
1.03.01.01	Share in Joint Parties	0	0
1.03.01.02	Share in Controlled Parties	96,091	96,664
1.03.01.03	Other Investments	22,294	22,268
1.03.01.03.01	Property for Future use and Destined for Alienation	1,812	1,818
1.03.01.03.02	Other	20,482	20,450
1.03.02	Fixed	4,534,728	4,482,338
1.03.03	Deferred	28,461	28,357

LIABILITIES

Code	Description	3/31/2001	12/31/2001
2	Total Liabilities	5,356,948	5,179,873
2.01	*Current Liabilites*	639,946	996,125
2.01.01	Loans and Financing	262,397	591,713
2.01.02	Debentures	6,796	2,186
2.01.02.01	Debentures Fees	6,796	2,186
2.01.03	Suppliers	95,560	105,509
2.01.04	Taxes, Fees, and Contributions	30,611	30,549
2.01.04.01	Taxes and Social Contributions (Current)	9,442	9,836
2.01.04.02	Taxes and Social Contributions (In installments)	21,169	20,713
2.01.05	Dividends Payable	136,706	136,799
2.01.06	Provisions	37,469	65,383
2.01.06.01	ELOS Foundation	22,133	47,774
2.01.06.02	Other	15,336	17,609
2.01.07	Related Party Debt	44,623	42,923
2.01.08	Other	25,784	21,063
2.01.08.01	Global Reversal Reserve	1,507	1,527
2.01.08.02	Financial Compensation for the Utilisation of Water Resources	6,777	3,122
2.01.08.03	Electrical Energy Concessionaires	66	7,274
2.01.08.04	Employee Profit-Sharing	4,114	4,114
2.01.08.05	Other	13,320	5,026
2.02	*Long-term Liabilities*	2,242,358	1,751,369
2.02.01	Loans and Financing	1,663,002	1,230,378
2.02.02	Debentures	175,559	90,632
2.02.03	Provisions	218,952	244,176
2.02.03.01	ELOS Foundation	60,374	59,702
2.02.03.02	Contingencies	146,713	174,036
2.02.03.03	Other	11,865	10,438

2.02.04	Related Party Debt	0	0
2.02.05	Other	184,845	186,183
2.02.05.01	Taxes and Social Contributions (In installments)	58,871	62,794
2.02.05.02	Concessions Payable	64,298	62,784
2.02.05.03	Special Obligations	56,511	56,511
2.02.05.04	Other	5,165	4,094
2.03	*Future Period Results*	0	0
2.04	*Minority Interest*	0	0
2.05	*Shareholders' Equity*	2,474,644	2,432,379
2.05.01	Paid-in Capital	2,279,884	2,278,704
2.05.02	Capital Reserves	91,695	91,695
2.05.03	Reappraisal Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	*Controlled/Joint*	*0*	*0*
2.05.04	Profits Reserve	61,980	61,980
2.05.04.01	Legal	8,521	8,521
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	From Profits Realizable	0	0
2.05.04.05	Retained Earnings	53,459	53,459
2.05.04.06	For Retained Dividends	0	0
2.05.04.07	Other Profits Reserve	0	0
2.05.05	Accumulated Income/Loss	41,085	0

CONSOLIDATED INCOME STATEMENT (in R$ thousands)

Code	Description	1/01/2001 to 3/31/2001	1/01/2001 to 3/31/2001	1/01/2000 to 3/31/2000	1/01/2000 to 3/31/2000
3.01	*Gross Revenue from Sales and/or Services Rendered*	342,171	342,171	252,550	252,550
3.01.01	Electrical Energy Supply	275,487	275,487	181,484	181,484
3.01.02	Fuel Subsidy (CCC)	65,914	65,914	70,450	70,450
3.01.03	Other	770	770	616	616
3.02	*Gross Revenue Deductions*	(12,922)	(12,922)	(9,173)	(9,173)
3.02.01	Taxes and Social Contributions	(12,922)	(12,922)	(9,173)	(9,173)
3.03	*Net Income from Sales and/or Services Rendered*	329,249	329,249	243,377	243,377
3.04	*Cost of Goods and/or Services Rendered*	(178,751)	(178,751)	(130,331)	(130,331)
3.04.01	Personnel	(9,777)	(9,777)	(8,778)	(8,778)
3.04.02	Material	(1,663)	(1,663)	(1,648)	(1,648)
3.04.03	Third-party Services	(3,951)	(3,951)	(2,918)	(2,918)
3.04.04	Fuel for Electrical Energy Production (CCC)	(65,914)	(65,914)	(70,450)	(70,450)
3.04.05	Fuel for Electrical Energy Production	(1,562)	(1,562)	(1,388)	(1,388)
3.04.06	Financial Compensation for Use of Water Resources	(9,734)	(9,734)	(3,602)	(3,602)
3.04.07	Depreciation and Amortization	(42,355)	(42,355)	(32,532)	(32,532)
3.04.08	Electrical Energy Bought for Resale	(34,023)	(34,023)	(5,550)	(5,550)
3.04.09	Use of Public Property/Goods (UBP)	(3,220)	(3,220)	(2,126)	(2,126)
3.04.10	Other	(6,552)	(6,552)	(1,339)	(1,339)
3.05	*Gross Result*	150,498	150,498	113,046	113,046
3.06	*Operating Expenses/Income*	(95,242)	(95,242)	(15,771)	(15,771)
3.06.01	With Sales	(3,935)	(3,935)	(833)	(833)
3.06.02	General and Administrative	10,837	10,837	(7,095)	(7,095)
3.06.02.01	*Personnel*	(5,128)	(5,128)	(6,763)	(6,763)
3.06.02.02	Third-party Services	(2,895)	(2,895)	(1,995)	(1,995)
3.06.02.03	Operational Provision Constitution	(5,871)	(5,871)	(693)	(693)
3.06.02.04	Operational Provision Reversal	34,820	34,820	14,304	14,304
3.06.02.05	Other	(10,089)	(10,089)	(11,948)	(11,948)
3.06.03	Financial	(102,144)	(102,144)	(7,843)	(7,843)
3.06.03.01	Financial Income	10,132	10,132	1,581	1,581
3.06.03.01.01	Income from Investments	3,199	3,199	930	930
3.06.03.01.02	Monetary Variation	5,681	5,681	144	144
3.06.03.01.03	Other	1,252	1,252	507	507
3.06.03.02	Financial Expenses	(112,276)	(112,276)	(9,424)	(9,424)
3.06.03.02.01	Debt Duty	(38,098)	(38,098)	(26,467)	(26,467)
3.06.03.02.02	Duty on Taxes and Social Contributions	(1,781)	(1,781)	(2,604)	(2,604)
3.06.03.02.03	Monetary Variation without Financing	(64,705)	(64,705)	26,103	26,103
3.06.03.02.04	Monetary Variation - Other	(2,099)	(2,099)	(1,204)	(1,204)
3.06.03.02.05	Other	(5,593)	(5,593)	(5,252)	(5,252)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity Equivalence Result	0	0	0	0
3.07	*Operating Profit (Loss)*	55,256	55,256	97,275	97,275
3.08	*Non-Operating Profit (Loss)*	92	92	20	20
3.08.01	Revenue	149	149	69	69
3.08.02	Expenses	(57)	(57)	(49)	(49)
3.09	*EBIT*	55,348	55,348	97,295	97,295
3.10	*Income Tax and Social Contributions Provision*	(6,979)	(6,979)	(7,098)	(7,098)
3.10.01	Income Tax	(4,112)	(4,112)	(5,198)	(5,198)
3.10.02	Social Contributions	(2,867)	(2,867)	(1,900)	(1,900)
3.11	*Deferred Income Tax*	(7,284)	(7,284)	(26,761)	(26,761)
3.11.01	Income Tax	(4,506)	(4,506)	(19,698)	(19,698)

3.11.02	Social Contributions	(2,778)	(2,778)	(7,063)	(7,063)
3.12	*Statutory Equity/Contributions*	0	0	0	0
3.12.01	Equity	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	*Reversal of Interest on Own Capital*	0	0	0	0
3.14	*Minority Interest*	0	0	0	0
3.15	*Profit (loss) in Period*	41,085	41,085	63,436	63,436
	NUMBER OF SHARES, EX-TREASURY (thousands)	604,238,739	604,238,739	539,091,216	539,091,216
	PROFIT PER SHARE	0.00007	0.00007	0.00012	0.00012
	LOSS PER SHARE				

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19
4 - NIRE		
42300024384		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO
3 - CEP	4 - MUNICÍPIO			5 - UF
88015-110	FLORIANÓPOLIS			SC
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
48	221-7016	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
48	221-7015	-	-	
15 - E-MAIL				
mantuano@gerasul.com.br				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
MARC JACQUES ZELIE VERSTRAETE				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO
4 - CEP	5 - MUNICÍPIO			6 - UF
88015-110	FLORIANÓPOLIS			SC
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
48	221-7060	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
48	221-7002	-	-	
16 - E-MAIL				
marc@gerasul.com.br				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2001	31/12/2001	1	01/01/2001	31/03/2001	4	01/10/2000	31/12/2000

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES S/C	00385-9
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
MARCELO CAVALCANTI ALMEIDA	335.905.597-72

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 31/03/2001	2 - TRIMESTRE ANTERIOR 31/12/2000	3 - IGUAL TRIMESTRE EX. ANTERIOR 31/03/2000
Do Capital Integralizado			
1 - Ordinárias	464.052.075	464.052.075	454.100.459
2 - Preferenciais	140.186.664	139.793.179	84.990.757
3 - Total	604.238.739	603.845.254	539.091.216
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO Privada Nacional
4 - CÓDIGO ATIVIDADE 1990200 - Serviços de Eletricidade
5 - ATIVIDADE PRINCIPAL Geração e comercialização de energia elétrica
6 - TIPO DE CONSOLIDADO Total
7 - TIPO DO RELATÓRIO DOS AUDITORES Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	AGO	16/04/2001	Dividendo	18/04/2001	ON	0,0001827958
02	AGO	16/04/2001	Dividendo	18/04/2001	PNA	0,0002437277
03	AGO	16/04/2001	Dividendo	18/04/2001	PNB	0,0001827958
04	AGO	16/04/2001	Juros Sobre Capital Próprio	18/04/2001	ON	0,0000512862
05	AGO	16/04/2001	Juros Sobre Capital Próprio	18/04/2001	PNA	0,0000683816
06	AGO	16/04/2001	Juros Sobre Capital Próprio	18/04/2001	PNB	0,0000512862

RUBRICADO PARA IDENTIFICAÇÃO
POR UM REPRESENTANTE DA
DELOITTE TOUCHE TOHMATSU
AUDITORES INDEPENDENTES
RIO DE JANEIRO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
15/05/2001	

RUBRICADO PARA IDENTIFICAÇÃO
POR UM REPRESENTANTE DA
DELOITTE TOUCHE TOHMATSU
AUDITORES INDEPENDENTES
RIO DE JANEIRO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2001	4 - 31/12/2000
1	Ativo Total	4.624.409	4.560.259
1.01	Ativo Circulante	361.267	253.335
1.01.01	Disponibilidades	12.995	15.416
1.01.02	Créditos	287.102	170.597
1.01.02.01	Consumidores e Concessionárias	136.719	143.288
1.01.02.02	Títulos e Valores Mobiliários	150.383	27.309
1.01.03	Estoques	5.667	5.285
1.01.04	Outros	55.503	62.037
1.01.04.01	Créditos da Cta Cons. Combustivel - CCC	18.112	22.221
1.01.04.02	Tributos e Contrib. Sociais a Recuperar	7.871	4.411
1.01.04.03	Alienações, Desativ., Serv.e Disp.Reemb.	5.821	9.519
1.01.04.04	Concessões Licitadas	2.977	2.912
1.01.04.05	Créditos Fiscais Diferidos	2.922	2.922
1.01.04.06	Despesas Antecipadas	6.093	9.575
1.01.04.07	Outros	11.707	10.477
1.02	Ativo Realizável a Longo Prazo	258.679	265.672
1.02.01	Créditos Diversos	0	0
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	258.679	265.672
1.02.03.01	Depósitos Vinculados a Litígios	20.990	19.294
1.02.03.02	Títulos e Valores Mobiliários	8.875	7.911
1.02.03.03	Créditos Fiscais Diferidos	220.597	230.129
1.02.03.04	Tributos e Contrib. Sociais a Recuperar	5.107	5.107
1.02.03.05	Outros	3.110	3.231
1.03	Ativo Permanente	4.004.463	4.041.252
1.03.01	Investimentos	450.412	455.646
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	428.118	433.378
1.03.01.03	Outros Investimentos	22.294	22.268
1.03.01.03.01	Bens Direitos p/Uso Fut.e Dest.Alienação	1.812	1.818
1.03.01.03.02	Outros	20.482	20.450
1.03.02	Imobilizado	3.551.610	3.583.121
1.03.03	Diferido	2.441	2.485

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2001	4 - 31/12/2000
2	*Passivo Total*	4.624.409	4.560.259
2.01	Passivo Circulante	583.005	616.139
2.01.01	Empréstimos e Financiamentos	245.816	240.676
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	65.249	81.684
2.01.04	Impostos, Taxas e Contribuições	30.083	27.728
2.01.04.01	Tributos e Constrib. Sociais Correntes	8.914	7.015
2.01.04.02	Tributos e Constrib. Sociais Parcelados	21.169	20.713
2.01.05	Dividendos a Pagar	136.799	136.799
2.01.06	Provisões	37.372	65.266
2.01.06.01	Fundação ELOS	22.133	47.774
2.01.06.02	Outras	15.239	17.492
2.01.07	Dívidas com Pessoas Ligadas	44.623	42.923
2.01.08	Outros	23.063	21.063
2.01.08.01	Reserva Global de Reversão	1.507	1.527
2.01.08.02	Compensação Financ.p/Utiliz.Rec.Hídricos	6.343	3.122
2.01.08.03	Concessionárias de Energia Elétrica	66	7.274
2.01.08.04	Particip.Empregados Lucros ou Resultados	4.114	4.114
2.01.08.05	Outros	11.033	5.026
2.02	Passivo Exigível a Longo Prazo	1.566.760	1.511.741
2.02.01	Empréstimos e Financiamentos	1.227.261	1.144.166
2.02.02	Debêntures	0	0
2.02.03	Provisões	218.952	244.176
2.02.03.01	Fundação ELOS	60.374	59.702
2.02.03.02	Contingências	146.713	174.036
2.02.03.03	Outras	11.865	10.438
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	120.547	123.399
2.02.05.01	Tributos e Contrib.Sociais Parcelados	58.871	62.794
2.02.05.02	Obrigações Especiais	56.511	56.511
2.02.05.03	Outros	5.165	4.094
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	2.474.644	2.432.379
2.05.01	Capital Social Realizado	2.279.884	2.278.704
2.05.02	Reservas de Capital	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	*Reservas de Lucro*	61.980	61.980
2.05.04.01	Legal	8.521	8.521
2.05.04.02	Estatutária	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2001	4 -31/12/2000
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	53.459	53.459
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	41.085	0

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2001 a 31/03/2001	4 - 01/01/2001 a 31/03/2001	5 - 01/01/2000 a 31/03/2000	6 - 01/01/2000 a 31/03/2000
3.01	Receita Bruta de Vendas e/ou Serviços	333.969	333.969	252.550	252.550
3.01.01	Suprimento e Fornec. de Energia Elétrica	266.724	266.724	181.484	181.484
3.01.02	Subvenção Combustível - CCC	65.914	65.914	70.450	70.450
3.01.03	Outras	1.331	1.331	616	616
3.02	Deduções da Receita Bruta	(12.231)	(12.231)	(9.173)	(9.173)
3.02.01	Impostos e Contribuições	(12.231)	(12.231)	(9.173)	(9.173)
3.03	Receita Líquida de Vendas e/ou Serviços	321.738	321.738	243.377	243.377
3.04	*Custo de Bens e/ou Serviços Vendidos*	(183.074)	(183.074)	(130.331)	(130.331)
3.04.01	Pessoal	(9.606)	(9.606)	(8.778)	(8.778)
3.04.02	Material	(1.663)	(1.663)	(1.648)	(1.648)
3.04.03	Serviço de Terceiro	(3.749)	(3.749)	(2.918)	(2.918)
3.04.04	Combustível p/Prod.Ener.Elétrica - CCC	(65.914)	(65.914)	(70.450)	(70.450)
3.04.05	Combustível p/Prod.Ener.Elétrica	(1.562)	(1.562)	(1.388)	(1.388)
3.04.06	Compens.Financ. p/Utiliz.Rec. Hídricos	(8.393)	(8.393)	(3.602)	(3.602)
3.04.07	Depreciação / Amortização	(39.290)	(39.290)	(32.532)	(32.532)
3.04.08	Energia Elétrica Comprada p/Revenda	(44.172)	(44.172)	(5.550)	(5.550)
3.04.09	Uso de Bem Público - UBP	(3.220)	(3.220)	(2.126)	(2.126)
3.04.10	Outras	(5.505)	(5.505)	(1.339)	(1.339)
3.05	Resultado Bruto	138.664	138.664	113.046	113.046
3.06	Despesas/Receitas Operacionais	(81.160)	(81.160)	(15.771)	(15.771)
3.06.01	*Com Vendas*	(3.026)	(3.026)	(833)	(833)
3.06.02	Gerais e Administrativas	12.420	12.420	(7.095)	(7.095)
3.06.02.01	Pessoal	(4.935)	(4.935)	(6.763)	(6.763)
3.06.02.02	Serviço de Terceiro	(2.635)	(2.635)	(1.995)	(1.995)
3.06.02.03	Constituição de Provisões Operacionais	(5.871)	(5.871)	(693)	(693)
3.06.02.04	Reversão de Provisões Operacionais	34.820	34.820	14.304	14.304
3.06.02.05	Outras	(8.959)	(8.959)	(11.948)	(11.948)

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2001 a 31/03/2001	4 - 01/01/2001 a 31/03/2001	5 - 01/01/2000 a 31/03/2000	6 - 01/01/2000 a 31/03/2000
3.06.03	Financeiras	(85.867)	(85.867)	(7.843)	(7.843)
3.06.03.01	Receitas Financeiras	9.947	9.947	1.581	1.581
3.06.03.01.01	Rendas de Aplicações Financeiras	3.047	3.047	930	930
3.06.03.01.02	Variação Monetária	5.681	5.681	144	144
3.06.03.01.03	Outras	1.219	1.219	507	507
3.06.03.02	Despesas Financeiras	(95.814)	(95.814)	(9.424)	(9.424)
3.06.03.02.01	Encargos de Dividas	(29.450)	(29.450)	(26.467)	(26.467)
3.06.03.02.02	Encargos s/Tributos e Contrib.Sociais	(1.781)	(1.781)	(2.604)	(2.604)
3.06.03.02.03	Variação Monetária s/Empr.Financiamento	(59.470)	(59.470)	26.103	26.103
3.06.03.02.04	Variação Monetária - Outras	(2.072)	(2.072)	(1.204)	(1.204)
3.06.03.02.05	Outras	(3.041)	(3.041)	(5.252)	(5.252)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	(4.687)	(4.687)	0	0
3.07	Resultado Operacional	57.504	57.504	97.275	97.275
3.08	Resultado Não Operacional	92	92	20	20
3.08.01	Receitas	149	149	69	69
3.08.02	Despesas	(57)	(57)	(49)	(49)
3.09	Resultado Antes Tributação/Participações	57.596	57.596	97.295	97.295
3.10	Provisão para IR e Contribuição Social	(6.979)	(6.979)	(7.098)	(7.098)
3.10.01	Imposto de Renda	(4.112)	(4.112)	(5.198)	(5.198)
3.10.02	Contribuição Social	(2.867)	(2.867)	(1.900)	(1.900)
3.11	IR Diferido	(9.532)	(9.532)	(26.761)	(26.761)
3.11.01	Imposto de Renda	(6.156)	(6.156)	(19.698)	(19.698)
3.11.02	Contribuição Social	(3.376)	(3.376)	(7.063)	(7.063)
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2001 a 31/03/2001	4 - 01/01/2001 a 31/03/2001	5 - 01/01/2000 a 31/03/2000	6 - 01/01/2000 a 31/03/2000
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	41.085	41.085	63.436	63.436
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	604.238.739	604.238.739	539.091.216	539.091.216
	LUCRO POR AÇÃO	0,00007	0,00007	0,00012	0,00012
	PREJUÍZO POR AÇÃO				

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04.01 - NOTAS EXPLICATIVAS

NOTA 1 - CONTEXTO OPERACIONAL

A Centrais Geradoras do Sul do Brasil S.A. - GERASUL, concessionária de uso de bem público, na condição de produtor independente, com sede em Florianópolis - SC, tem como atividade a geração e comercialização de energia elétrica.

Sua capacidade instalada é de 4.799 MW, dos quais 77,60% em usinas hidrelétricas e 22,40% em termelétricas, compostos pelo seguinte parque gerador em operação: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UHE Itá (RS/SC), UTE Charqueadas (RS), UTE Alegrete (RS), UTE William Arjona (MS) e Complexo Termelétrico Jorge Lacerda (SC).

O controle acionário da Companhia pertence à Tractebel Sul Ltda., empresa constituída no Brasil sob o controle da Tractebel Sociètè Anonyme, com sede em Bruxelas, Bélgica.

NOTA 2 - APRESENTAÇÃO DAS INFORMAÇÕES TRIMESTRAIS

Todos os valores apresentados (textos e tabelas) no Balanço Patrimonial, na Demonstração do Resultado, nas Notas Explicativas e nos demais quadros estão expressos em milhares de Reais, exceto o gráfico constante da nota 5 do quadro 16.01, que está expresso em milhões de Reais.

Informações da Controladora

O Balanço Patrimonial e a Demonstração do Resultado foram elaborados de acordo com a legislação societária brasileira, com as normas da Agência Nacional de Energia Elétrica – ANEEL e com os atos normativos da Comissão de Valores Mobiliários – CVM.

Informações consolidadas

As informações consolidadas estão apresentadas nos quadros 06.01, 06.02 e 07.01. O Balanço Patrimonial e a Demonstração de Resultado consolidados em 31 de março de 2001 foram elaborados de acordo com os princípios e práticas de consolidação previstos na legislação societária brasileira e na Instrução nº 247/96, com as alterações introduzidas pela Instrução nº 285/98, da Comissão de Valores Mobiliários – CVM.

Detalhamento em Notas Explicativas

As Notas Explicativas pertinentes ao Balanço Patrimonial e à Demonstração de Resultados, quando aplicáveis, estão apresentadas no quadro 16.01.

NOTA 3 – SUMÁRIO DAS PRINCIPAIS PRÁTICAS CONTÁBEIS

Critérios gerais de avaliação

a) Resultado do período

As receitas e despesas estão registradas com observância do regime de competência dos exercícios.

b) Ativos circulante e realizável a longo prazo

Os materiais em estoque no almoxarifado estão registrados ao custo médio de aquisição, que não excede o valor de mercado;

os títulos e valores mobiliários estão registrados ao custo acrescido dos rendimentos auferidos até 31.03.2001, cujos valores contábeis não excedem os preços médios de mercado;

os ativos indexados estão atualizados até 31.03.2001.

c) Permanente

Os investimentos nas controladas são avaliados pelo método da equivalência patrimonial e os demais investimentos estão ao custo de aquisição, que não excede o valor de mercado.

O imobilizado está registrado ao custo de aquisição ou construção. A depreciação está calculada pelo método linear, com base nas taxas médias anuais mencionadas na Nota 9-a, calculadas com base nas Unidades de Cadastro – UC que compõem os empreendimentos, em consonância com a Resolução nº 002, de 24.12.1997, alterada pela Resolução nº 044, de 17.03.1999, da Agência Nacional de Energia Elétrica – ANEEL.

Em função do disposto nas Intruções Gerais nº 35 e 36, do Plano de Contas do Serviço Público de Energia Elétrica, os juros e demais encargos financeiros e efeitos inflacionários decorrentes dos financiamentos obtidos de terceiros, efetivamente aplicados nas imobilizações em curso, estão computados como custo do respectivo imobilizado.

d) Passivos circulante e exigível a longo prazo

Os empréstimos e financiamentos e os encargos decorrentes, apropriados até 31.03.2001, estão atualizados pelas taxas de câmbio ou índices contratuais (Ver Nota 10) e as demais obrigações da Companhia estão registradas pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

04.01 - NOTAS EXPLICATIVAS

Balanço Patrimonial Consolidado

Foram eliminados os investimentos da investidora no capital das investidas, os saldos ativos e passivos e as receitas e despesas decorrentes de operações entre as companhias consolidadas.

Os componentes do ativo e passivo e as receitas e despesas da ITASA estão consolidados na proporção da participação da Companhia em seu capital social, por se tratar de controle compartilhado (Ver Nota 8-b).

Em face da alta proporção de participação da controladora nas controladas CEM e Alpha (Ver Nota 8-b), não houve efeito da participação dos acionistas não controladores a ser demonstrado no patrimônio líquido consolidado.

NOTA 4 – CONSUMIDORES E CONCESSIONÁRIAS

	31.03.2001			31.12.2000
	Vincendos	Vencidos mais de 90 dias	Total	Total
Consumidores livres	1.408	-	1.408	1.401
Concessionárias	117.043	18.268	135.311	141.887
	118.451	**18.268**	**136.719**	**143.288**

A Companhia assinou contrato para fornecimento de energia na categoria de "consumidores livres", com vigência até o ano 2004. As correspondentes faturas têm seus vencimentos no dia 15 do mês subseqüente ao do fornecimento.

As faturas de suprimento a concessionárias são desdobradas em três parcelas iguais, com vencimento nos dias 15 e 25 do mês seguinte ao do suprimento e no dia 5 do segundo mês subseqüente.

Nos valores vencidos há mais de 90 dias, está contemplado o faturamento de curto prazo no valor de R$ 17.335, devido por Furnas Centrais Elétricas S.A.. Tal valor é decorrente do suprimento pela GERASUL àquela empresa, em virtude do atraso da entrada em operação da Usina Termonuclear Angra II, cuja energia encontra-se inserida em seus Contratos Iniciais. O equacionamento desta pendência está sendo negociado no âmbito do Mercado Atacadista de Energia Elétrica.

As transações de curto prazo realizadas no âmbito do Mercado Atacadista de Energia Elétrica – MAE, no período de setembro de 2000 a março de 2001, ainda não foram disponibilizadas pela Administradora de Serviços do MAE, em razão do impasse surgido em torno da responsabilidade pelo pagamento dos suprimentos realizados para cobrir o atraso na operação da usina nuclear Angra II. Em razão disto, a área de comercialização da Companhia estimou, com base em informações internas, que o saldo líquido dessas transações será ligeiramente favorável à GERASUL, razão pela qual a Administração, conservadoramente, decidiu por não registrá-lo. Em 16 de março de 2001, a ANEEL encaminhou à Companhia os valores estimados para o resultado das transações ocorridas no período de setembro a dezembro de 2000, ressalvando seu caráter preliminar e que os mesmos não têm finalidade de liquidação, servindo apenas para fins de provisionamento. Em virtude da discrepância entre esses valores e a opinião da área técnica da Companhia, a Administração decidiu não adotá-los por entender que os mesmos não refletem o justo valor das transações efetuadas, e que seu reconhecimento contábil iria tornar inadequada a situação patrimonial e financeira retratada em suas demonstrações financeiras.

As informações de fornecimento e suprimento de energia elétrica registrados no resultado estão demonstradas a seguir:

	MWh		MWh/h (médios demanda)		Valor	
	31.03.01	31.03.00	31.03.01	31.03.00	31.03.01	31.03.00
Consumidores livres	63.423	-	-	-	4.059	-
Concessionárias	6.439.012	5.016.851	3.582	3.306	262.665	181.484
	6.502.435	5.016.851	3.582	3.306	266.724	181.484

NOTA 5 – TÍTULOS E VALORES MOBILIÁRIOS

	31.03.2001	31.12.2000
Circulante		
Certificado de Depósito Bancário – CDB	15.521	3.808
Letras Financeiras do Tesouro – LFT	83.750	22.628
Letras do Tesouro Nacional – LTN	86	804
Certificado de Depósito da Previdência	-	1
Fundo de Investimentos	51.026	68
	150.383	27.309
Longo Prazo		
Letras Financeiras do Tesouro – LFT	6.195	6.056
Letras do Tesouro Nacional – LTN	2.680	1.855
	8.875	7.911
	159.258	35.220

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04.01 - NOTAS EXPLICATIVAS

Os títulos e valores mobiliários existentes em 31.03.2001 têm seus vencimentos previstos para o período de abril de 2001 a junho de 2003, sendo os CDB remunerados em 101% da taxa CDI, e as demais aplicações em 100,3% da taxa do CDI, em média.

Do montante de R$ 8.875 relativos aos títulos públicos classificados no ativo realizável a longo prazo, está caucionado o valor de R$ 8.638 para garantia de processos judiciais.

NOTA 6 – CRÉDITOS FISCAIS DIFERIDOS

	31.03.2001			31.12.2000		
Natureza dos créditos	**Base de cálculo**	**Imposto de renda**	**Contribuição social**	**Base de cálculo**	**Imposto de renda**	**Contribuição social**
Tributos – art.7°, Lei n° 8.541/92	5.591	1.398	-	6.033	1.508	-
Provisão para fundo de pensão	82.507	20.627	7.010	97.950	24.488	8.686
Provisão para contingências	144.096	36.024	11.759	146.938	36.735	12.311
Provisão para perdas Jacuí	977.853	-	78.228	977.853	-	78.228
Provisão para perdas em concessões a licitar	2.713	678	244	2.713	678	244
Provisão para grandes manutenções	18.296	4.574	1.580	16.977	4.244	1.484
Provisão programa de reestruturação	1.085	271	96	1.242	311	112
Provisão para deságio na alienação de créditos fiscais	1.258	314	113	1.258	314	113
Participação de empregados nos lucros	4.114	1.028	371	4.114	1.028	371
Outras provisões indedutíveis	1.766	442	159	1.766	442	159
Prejuízo fiscal	111.215	27.804	-	118.274	29.568	-
Base negativa da contribuição Social	366.052	-	30.799	379.703	-	32.027
	1.716.546	93.160	130.359	1.754.821	99.316	133.735
Classificação dos créditos fiscais diferidos:						
Circulante	8.593	2.148	774	8.593	2.148	774
Realizável a longo prazo	1.707.953	91.012	129.585	1.746.228	97.168	132.961
	1.716.546	93.160	130.359	1.754.821	99.316	133.735

Nos termos da legislação fiscal, a realização dos créditos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela realização das perdas provisionadas. No que se refere aos créditos fiscais diferidos decorrentes de prejuízos fiscais e base negativa da contribuição social, a realização dar-se-á pela compensação de suas bases, limitada a 30% dos lucros tributáveis nos exercícios subseqüentes.

Estudos internos indicam que o prejuízo fiscal e a base negativa da contribuição social serão compensados num horizonte de 5 anos.

04.01 - NOTAS EXPLICATIVAS

NOTA 7 – CONCILIAÇÃO DOS TRIBUTOS, NO RESULTADO

	31.03.2001		31.03.2000	
	Contribuição social	Imposto de renda	Contribuição social	Imposto de renda
Resultado antes dos tributos	57.596	57.596	97.295	97.295
Contribuição Social – 9%	(5.184)	-	(8.757)	-
Imposto de Renda – 25%	-	(14.399)	-	(24.324)
Contribuição social e imposto de renda sobre:				
Diferenças permanentes				
13° salário dos dirigentes	-	(12)	-	(4)
Encargos sobre contingências tributárias indedutíveis	-	-	(206)	(574)
Amortização de ágio	-	(143)	-	-
Equivalência patrimonial	(422)	(1.172)	-	-
Reversão de contingências tributárias indedutíveis	-	5.538	-	-
Outras despesas indedutíveis	(30)	(86)	-	-
Adicional de 10% do IRPJ sobre lucro até R$ 20.000,00 mensais	-	6	-	6
Ajuste de alíquota da CSLL diferida	(607)	-	-	-
	(6.243)	(10.268)	(8.963)	(24.896)
Composição dos tributos no resultado:				
Corrente	(2.867)	(4.112)	(1.900)	(5.198)
Diferido	(3.376)	(6.156)	(7.063)	(19.698)
	(6.243)	(10.268)	(8.963)	(24.896)

NOTA 8 – INVESTIMENTOS

a) Composição

	31.03.2001	31.12.2000
Participações societárias permanentes avaliadas pela equivalência patrimonial		
Companhia Energética Meridional – CEM		
Equivalência patrimonial	127.923	127.923
Ágio	24.205	24.205
	152.128	**152.128**
Itá Energética S.A. – ITASA		
Equivalência patrimonial	105.485	107.907
Ágio	21.168	21.741
	126.653	**129.648**
Alpha Participações Ltda.		
Equivalência patrimonial	**149.337**	**151.602**
	428.118	**433.378**
Participações societárias permanentes avalidas pelo custo de aquisição		
Administradora do Mercado Atacadista de Energia Elétrica – ASMAE		
Quota de participação	3	3
	428.121	**433.381**
Bens e direitos de uso futuro e destinados à alienação	**1.812**	**1.818**
Outros investimentos		
Bônus de Subscrição em ações da Companhia Energética Meridional –CEM	20.373	20.373
Outros	106	74
	20.479	**20.447**
	450.412	**455.646**

b) Participações societárias permanentes

Companhia Energética Meridional – CEM (Controlada)

A CEM está construindo a Usina Hidrelétrica Cana Brava, localizada no Rio Tocantins, norte do Estado de Goiás, com capacidade instalada de 450 MW e 273,4 MW médios de energia assegurada. As obras tiveram início em 31 de maio de 1999 com início de operação previsto para o segundo semestre de 2002.

04.01 - NOTAS EXPLICATIVAS

A energia a ser produzida em Cana Brava não está vinculada aos Contratos Iniciais e será, portanto, livremente comercializada.

O Custo total estimado da usina é de R$ 530.000, a preços de abril de 1998, dos quais 70% estão sendo financiados pelo Banco Nacional de Desenvolvimento Econômico e Social – BNDES e pelo Banco Interamericano de Desenvolvimento – BID e 30% com capital próprio, através de aportes da controladora.

A Companhia é interveniente no contrato com o BNDES, tendo assumido as seguintes principais obrigações em relação ao contrato:

- garantir o pagamento antecipado nas seguintes hipóteses exclusivas: a) de extinção da concessão por motivo imputável à CEM, aos intervenientes ou suas controladas, coligadas ou controladoras; e b) celebração de acordo com o Poder Concedente pela CEM, pelos intervenientes ou por qualquer uma de suas controladas, coligadas ou controladoras, visando à extinção da concessão;
- ceder ao BNDES quaisquer valores resultantes de indenização recebida em função da extinção da concessão da UHE Cana Brava, pelo Poder Concedente.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	31.03.2001			31.12.2000
	Ações			
	Ordinárias	Preferenciais	Total	Total
Quantidade de ações do capital social	46.676.668	81.333.332	128.010.000	128.010.000
Quantidade de ações de propriedade da GERASUL	46.676.664	81.333.332	128.009.996	128.009.996
Participação %	99,99	100,00	99,99	99,99
Capital social subscrito	46.677	81.333	128.010	128.010
Capital social integralizado	-	-	127.923	127.923
Patrimônio líquido	-	-	127.923	127.923
Investimento:				
Equivalência patrimonial	-	-	127.923	127.923
Ágio	-	-	24.205	24.205

O ágio na aquisição do controle acionário tem fundamento econômico na expectativa de resultado futuro e será amortizado em prazo não superior a 10 anos, a partir da entrada em operação da usina.

A determinação do ágio teve por base Fluxo de Caixa calculado por instituição financeira especializada, com premissas indicadas ao contexto da investida, projetado para 35 anos, prazo de concessão da usina, ajustado a valor presente com taxa de desconto de 14% a.a..

04.01 - NOTAS EXPLICATIVAS

A avaliação levou em consideração a relação *debt/equity* de 70/30 para a construção da usina. Parte do ágio está associada aos bônus de subscrição adquiridos na transação e que serão utilizados para aporte de capital durante a fase pré-operacional da investida.

Itá Energética S.A. – ITASA (controlada em conjunto)

A ITASA não possui controlador específico, sendo seu capital votante pertencente à GERASUL, Companhia Siderúrgica Nacional – CSN e Companhia de Cimento Itambé, as quais detêm 48,75%, 48,75% e 2,50% respectivamente, das ações ordinárias.

A ITASA tem como objetivo implementar o projeto de construção e exploração da Usina Hidrelétrica Itá em parceria, através de consórcio, mediante concessão outorgada pela União Federal por intermédio da Agência Nacional de Energia Elétrica – ANEEL. O empreendimento está situado no Rio Uruguai, na divisa dos Estados de Santa Catarina e do Rio Grande do Sul, entre os municípios de Itá (SC) e Aratiba (RS) e possui capacidade instalada de 1.450 MW, proveniente de 5 unidades geradoras de 290 MW, tendo a última unidade entrado em operação em 08.03.2001.

A ITASA tem direito a 60,5% de 668 MW médios, que correspondem à Energia Assegurada da UHE Itá, nos termos do Contrato de Consórcio.

A Companhia e demais acionistas detentores das ações ordinárias da ITASA são intervenientes nos contratos firmados entre a investida e o BNDES e outros agentes financeiros, vinculados à construção da UHE Itá, e deram em caução as ações ordinárias de emissão da ITASA, de suas propriedades, como garantia das obrigações assumidas pela investida. A dívida em 31.03.2001 totaliza R$ 726.419 (R$ 716.940 em 31.12.2000).

As informações pertinentes à participação na controlada em conjunto estão demonstradas a seguir:

	31.03.2001			31.12.2000
	Ações			
	Ordinárias	Preferenciais	Total	Total
Quantidade de ações do capital social	213.924.253	200.000.000	413.924.253	413.924.253
Quantidade de ações de propriedade da GERASUL	104.288.067	-	104.288.067	104.288.067
Participação %	48,750	-	25,195	25,195
Capital social	-	-	413.924	413.924
Patrimônio líquido	-	-	418.674	428.289
(Prejuízo) lucro do período	-	-	(9.005)	9.801
Investimento:				
Equivalência patrimonial	-	-	105.485	107.907
Ágio	-	-	21.168	21.741
Resultado de equivalência patrimonial	-	-	(2.422)	1.883

04.01 - NOTAS EXPLICATIVAS

O ágio na aquisição do investimento tem fundamento econômico na expectativa de resultados futuros e foi determinado com base em Fluxo de Caixa calculado por instituição financeira especializada, com as premissas indicadas ao contexto da investida, projetado para o período de concessão, admitindo-se uma renovação da concessão ao seu término, conforme faculta o respectivo Contrato de Concessão.

A avaliação considerou a relação de *debt/equity* de 50/50 para a implementação do projeto Itá, utilizando-se taxas de desconto de 11,0% para capital de terceiros e de 11,5% para capital próprio.

Os principais gupos do ativo, passivo e resultado da controlada em 31.03.2001 estão demonstrados a seguir, os quais foram consolidados na proporção dos investimentos diretos e indiretos da Companhia no capital social da controlada:

	31.03.2001	31.12.2000
ATIVO		
Circulante	59.388	58.110
Realizável a longo prazo	6.712	128
Permanente	1.127.783	1.125.959
	1.193.883	1.184.197
PASSIVO		
Circulante	82.298	755.908
Exigível a longo prazo	692.911	-
Patrimônio líquido	418.674	428.289
	1.193.883	1.184.197
RESULTADO		
Receitas operacionais brutas	38.794	82.846
Deduções	(1.416)	(3.024)
Receitas operacionais líquidas	**37.378**	**79.822**
Despesas operacionais	(17.603)	(31.094)
Resultado do serviço	**19.775**	**48.728**
Despesas financeiras líquidas de receitas	(33.390)	(34.022)
Resultado operacional	**(13.615)**	**14.706**
Resultado não operacional	-	172
Resultado antes dos tributos	**(13.615)**	**14.878**
Imposto de renda e contribuição social	4.610	(5.077)
(Prejuízo) lucro do período	**(9.005)**	**9.801**

Alpha Participações Ltda. (Controlada)

A controlada foi constituída em 16 de outubro de 2000. Seu capital social em 31 de março de 2001 é de R$ 151.031, representado por 151.030.853 quotas, das quais a Companhia possui 151.030.852 quotas. Em 1° de dezembro de 2000 a Alpha adquiriu 48.750.000 ações preferenciais classe A e 48.750.000 ações preferenciais classe B de emissão da Itá Energética S.A. – ITASA, de propriedade da ELETROBRÁS, pelo preço de R$ 151.031.

A operação foi realizada em conjunto pela Alpha, Cener S.A. e Itambé Participações S.A., estas últimas controladas pela CSN e Companhia de Cimento Itambé, respectivamente, tendo sido adquirida a totalidade das ações preferenciais que a ELETROBRÁS possuia na ITASA, na proporção das ações ordinárias detidas pelas controladoras das adquirentes.

As informações do investimento da Alpha na ITASA estão demonstradas a seguir:

	31.03.2001			31.12.2000
	Ações			
	Ordinárias	Preferenciais	Total	Total
Quantidade de ações do capital social	213.924.253	200.000.000	413.924.253	413.924.253
Quantidade de ações de propriedade da ALPHA	-	-	97.500.000	97.500.000
Participação %	-	48,750	23,555	23,555
Capital social	-	-	413.924	413.924
Patrimônio líquido	-	-	418.674	428.289
(Prejuízo) lucro do período	-	-	(9.005)	4.753
Investimento:				
Equivalência patrimonial	-	-	98.619	100.884
Ágio	-	-	50.718	50.718
Resultado de equivalência patrimonial	-	-	(2.265)	571

O ágio na aquisição do investimento tem fundamento econômico na expectativa de resultados futuros e será amortizado em prazo não superior a 10 anos. A determinação do ágio teve por base Fluxo de Caixa calculado por instituição financeira especializada, com as premissas indicadas ao contexto da investida, projetado para o período de concessão, admitindo-se uma renovação da concessão ao seu término, conforme faculta o respectivo Contrato de Concessão.

A avaliação considerou a relação de *debt/equity* de 50/50 para a implementação do projeto Itá, utilizando-se taxas de desconto de 11,0% para capital de terceiros e de 11,5% para capital próprio.

O resultado negativo da equivalência patrimonial em 31.03.2001, registrado pela Alpha, foi integralmente reconhecido no resultado da Companhia através de sua equivalência patrimonial.

04.01 - NOTAS EXPLICATIVAS

c) Outros investimentos

A Companhia possui 92 bônus de subscrição em ações da CEM, no valor de R$ 20.373. Este valor, que corresponde a ágio na aquisição destes bônus, com fundamento econômico na expectativa de resultado futuro, será transferido para "investimentos em sociedade controlada" na proporção das integralizações de capital com a sua utilização.

NOTA 9 – ATIVO IMOBILIZADO

a) Composição

	31.03.2001		31.12.2000
	Taxas médias de depreciação	Custo corrigido	Custo corrigido
Imobilizações em Serviço			
Geração Hidráulica			
UHE Salto Santiago	2,5	640.982	640.982
UHE Salto Osório	2,6	287.321	287.321
UHE Passo Fundo	2,5	114.690	114.690
UHE Itá	2,2	1.221.534	1.184.074
		2.264.527	2.227.067
(-) Depreciação Acumulada		(695.392)	(682.315)
		1.569.135	**1.544.752**
Geração Térmica			
Complexo Jorge Lacerda	4,6	2.426.494	2.426.906
UTE Charqueadas	4,8	53.526	52.368
UTE Alegrete	4,8	7.490	7.490
UTE William Arjona	3,6	53.075	53.075
		2.540.585	2.539.839
(-) Depreciação Acumulada		(811.505)	(786.043)
		1.729.080	**1.753.796**
Sistema de Comunicação	6,1	1.624	1.624
(-) Depreciação Acumulada		(605)	(601)
		1.019	**1.023**
Equipamentos Gerais e Outros	10,0	17.655	17.558
(-) Depreciação Acumulada		(7.991)	(7.891)
		9.664	**9.667**
		3.308.898	**3.309.238**
Imobilizações em Curso			
Geração Hidráulica			
UHE Itá		-	41.983
UHE Machadinho		149.819	146.818
Outros		12.776	5.286
		162.595	**194.087**
Geração Térmica			
UTE Jacuí		71.442	71.127
Outros		7.631	6.674
		79.073	**77.801**
Outros		**1.044**	**1.995**
		242.712	**273.883**
		3.551.610	**3.583.121**

04.01 - NOTAS EXPLICATIVAS

b) Concessões e autorizações do Órgão Regulador

A Companhia possui as seguintes concessões e autorizações para exploração de energia elétrica:

	Capacidade Instalada MW	Data do ato	Vencimento
I – Concessões			
UHE Salto Santiago	1.420	28.09.1998	28.09.2028
UHE Salto Osório	1.078	28.09.1998	28.09.2028
UHE Passo Fundo	226	28.09.1998	28.09.2028
UHE Itá	1.450	28.12.1995	16.10.2030
UHE Machadinho	1.140	15.07.1997	15.07.2032
II - Autorizações			
Complexo Jorge Lacerda	857	25.09.1998	28.09.2028
UTE Charqueadas	72	25.09.1998	28.09.2028
UTE Alegrete	66	25.09.1998	28.09.2028
UTE William Arjona	80	02.06.2000	28.04.2029

A concessão pertinente à UHE Itá está compartilhada com a empresa Itá Energética S.A. – ITASA (Ver quadro 16.01)

A concessão da UHE Cana Brava outorgada à Companhia Energética Meridional – CEM, tem vigência de 35 anos, a partir de 27.08.1998.

c) Usina Termelétrica Jacuí

Em 12.03.1999 a Companhia, cumprindo exigências do Edital de Privatização, comunicou à ANEEL a sua intenção de concluir a obra da UTE Jacuí, tendo recebido em resposta formal, a informação de que aquela Agência julgou adequado o cumprimento pela Companhia das disposições no referido Edital. A Agência Nacional de Energia Elétrica - ANEEL, órgão regulador do sistema elétrico brasileiro, definiu os aspectos de comercialização da energia a ser gerada pela UTE Jacuí. Também, o órgão de controle ambiental do Estado do Rio Grande do Sul, com a análise dos estudos complementares do EIA RIMA - Estudos de Impactos Ambientais – Relatório de Impactos Ambientais do projeto, liberou a realização de audiência pública que antecede a emissão da licença de instalação. Em 19 de dezembro de 2000, no município de Charqueadas, foi realizada a audiência pública do processo. Outra audiência pública extraordinária foi solicitada pelo mesmo órgão de controle ambiental na cidade de Porto Alegre, e realizada em 05 de março 2001. Também foi apresentado o projeto Jacui para o Conselho Estadual de Meio Ambiente, por solicitação do mesmo, em 15 de março de 2001. Estão sendo apresentadas para a Fundação Estadual de Proteção Ambiental do Rio Grande do Sul – FEPAM, as informações complementares solicitadas na sua

análise do EIA RIMA. Representam essas posições importantes e finais marcos do licenciamento ambiental, que, paralelamente às definições que se encontram em curso, tais como as negociações com os antigos fornecedores relativas aos contratos originais, negociações finais de contratação de EPC (Engineering Procurement and Construction), suprimento de combustíveis e montagem de estruturas de financiamento, mostram o empenho da Companhia na viabilização do empreendimento.

d) Capacidade de recuperação através de operações futuras

A Companhia, com base em projeções de fluxo futuro de caixa descontado a valor presente, elaboradas internamente, avaliou que alguns ativos integrantes de seu parque gerador não serão recuperados pelas suas operações futuras, se considerados isoladamente. No entanto, a Administração da Companhia entende que esses ativos, no conjunto, produzirão fluxo de caixa positivo.

e) Indisponibilidade dos bens

De acordo com os artigos 63 e 64 do Decreto nº 41.019, de 26 de fevereiro de 1957, os bens e instalações utilizados na produção, transmissão, distribuição, inclusive comercialização de energia elétrica, são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Órgão Regulador.

f) Bens da União utilizados pela Companhia

A Companhia exerce a posse e opera a Usina Termelétrica Alegrete, composta de duas unidades geradoras com capacidade total de 66 MW e uma vila residencial com 15 casas, localizada no município de Alegrete – RS, de titularidade da União e cedida em regime especial de utilização.

04.01 - NOTAS EXPLICATIVAS

NOTA 10 - EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	31.03.2001			31.12.2000		
	Circulante		Longo Prazo	Circulante		Longo Prazo
	Encargos	Principal	Principal e encargos	Encargos	Principal	Principal e encargos
Moeda Estrangeira						
Secretaria do Tesouro Naciona! - STN	16.130	31.284	537.378	5.763	29.488	500.160
Instituições financeiras	566	20.555	30.774	2.121	36.923	388
Outros	4.599	99.235	109.289	1.650	95.843	103.723
	21.295	**151.074**	**677.441**	**9.534**	**162.254**	**604.271**
Moeda Nacional						
ELETROBRÁS	-	44.603	464.471	-	40.319	471.323
Fornecedores	6.304	11.939	1.173	7.263	14.376	1.456
Fundação ELOS	167	10.434	84.176	-	6.930	67.116
	6.471	**66.976**	**549.820**	**7.263**	**61.625**	**539.895**
	27.766	**218.050**	**1.227.261**	**16.797**	**223.879**	**1.144.166**

b) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:


Dívida Externa em Mar/01
174.655
20%
Euro
85.020
10%
Libra Esterlina
89.821
11%
Marco Alemão
500.314
59%
Dólar Norte Americ.


Dívida Externa em Dez/00
166.916
22%
Euro
81.132
10%
Libra Esterlina
85.364
11%
Marco Alemão
442.647
57%
Dólar Norte Americ.

RUBRICADO PARA IDENTIFICAÇÃO
POR UM REPRESENTANTE DA
DELOITTE TOUCHE TOHMATSU
AUDITORES INDEPENDENTES
RIO DE JANEIRO

04.01 - NOTAS EXPLICATIVAS

c) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:


Perfil da Dívida
1.350.000
1.200.000
1.050.000
900.000
750.000
600.000
450.000
300.000
150.000
0
82.054
89.948
109.744
99.707
142.210
126.617
152.672
136.444
156.757
144.130
583.824
547.320
1.227.261
1.144.166
2002
2003
2004
2005
2006
Após 2006 até 2024
Total
Mar/01
Dez/00

d) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Mercado interno

Taxas fixas de 6,00% a 12,00% a.a. (2000, de 6,00% a 12,00% a.a.)
Taxas flutuantes: não aplicável

Mercado externo

Taxas fixas de 3,00% a 12,50% a.a. (2000, de 3,00% a 12,50% a.a.)
Taxas flutuantes de 5,06% a 12,17% a.a. (2000, de 5,08% a 11,81% a.a.)

NOTA 11 - TRIBUTOS E CONTRIBUIÇÕES SOCIAIS PARCELADOS

Composição do saldo atual:

	31.03.2001			31.12.2000		
	Parcelas Vincendas	Circulante	Longo Prazo	Parcelas Vincendas	Circulante	Longo Prazo
Imposto de Renda Pessoa Jurídica						
Parcelamento em 120 meses	38	**1.054**	**2.286**	41	**1.037**	**2.507**
COFINS						
Parcelamento em 120 meses	38	6.214	13.469	41	6.111	14.770
Parcelamento em 72 meses	43	12.414	32.113	46	12.093	34.263
		18.628	**45.582**		**18.204**	**49.033**
PASEP						
Parcelamento em 72 meses	43	**317**	**822**	46	**310**	**877**
INSS						
Parcelamento em 240 meses	143	861	9.401	146	853	9.528
Parcelamento em 96 meses	42	309	780	45	309	849
		1.170	**10.181**		**1.162**	**10.377**
		21.169	**58.871**		**20.713**	**62.794**

NOTA 12 – PROVISÕES - FUNDAÇÃO ELOS

	31.03.2001		31.12.2000	
	Circulante	Longo Prazo	Circulante	Longo Prazo
Despesas administrativas	-	-	19.520	-
Complementação aposentadoria – SB 40	20.146	60.374	26.474	59.702
Contribuição suplementar	1.987	-	1.780	-
	22.133	**60.374**	**47.774**	**59.702**

A rubrica "Complementação aposentadoria - SB 40" refere-se a conversão de aposentadorias especiais em aposentadorias por tempo de serviço.

Em 26.03.2001 foi firmado com a Fundação Eletrosul de Assistência e Previdência Social – ELOS Contrato Particular de Confissão e Parcelamento de Débitos para financiamento das despesas administrativas do período de novembro de 1990 a dezembro de 2000, no valor de R$ 19.647 e, em conseqüência, os valores que se encontravam provisionados nesta rubrica foram transferidos para os passivos circulante (R$ 3.188) e exigível a longo prazo (R$16.459).

NOTA 13 – PROVISÕES – OUTRAS

	31.03.2001		31.12.2000	
	Circulante	**Longo Prazo**	**Circulante**	**Longo Prazo**
Provisões trabalhistas	7.678	-	7.215	-
Programa de reestruturação	1.085	-	1.242	-
Provisão para grandes manutenções	6.430	11.865	6.538	10.438
Outras	46	-	2.497	-
	15.239	**11.865**	**17.492**	**10.438**

1. Os valores provisionados sob o título "Programa de reestruturação" referem-se ao saldo da provisão constituída em 1999 e se destinam à cobertura de custos futuros com empregados que aderiram ao Programa de Demissão Incentivada na data limite de 30.04.2000.

2. Os valores apresentados sob o título "Provisão para Grandes Manutenções" referem-se à estimativa dos gastos necessários à preservação das condições de operação do parque gerador, efetuada com base em plano executivo de manutenções programadas.

NOTA 14 - PROVISÕES PARA CONTINGÊNCIAS

	Controladora			
	31.03.2001		31.12.2000	
	Valor da Provisão	Depósitos judiciais	Valor da Provisão	Depósitos judiciais
Trabalhistas				
Reintegração	14.685	8.070	14.685	7.800
Vínculo empregatício	12.654	5.044	12.654	4.357
Periculosidade	4.539	3.487	5.381	3.367
Jornada de advogado	3.631	23	3.631	23
Horas in itinere	1.611	337	2.615	217
Outros	6.488	4.029	6.488	3.530
	43.608	**20.990**	**45.454**	**19.294**
Cíveis				
Fornecedores	18.268	-	24.848	-
Atingidos pela UHE Itá	4.207	-	3.860	-
Danos emergentes e lucros cessantes	2.557	-	2.457	-
Outras	2.441	-	2.368	-
	27.473	-	**33.533**	-
Fiscais				
Imposto de Renda Pessoa Jurídica	274	-	264	-
Contribuição Social	17.043	-	16.726	-
PIS e COFINS	58.315	-	57.370	-
Outros	-	-	20.689	-
	75.632	-	**95.049**	-
	146.713	**20.990**	**174.036**	**19.294**

NOTA 15 - OBRIGAÇÕES ESPECIAIS

	31.03.2001	31.12.2000
Doações e subvenções destinadas a investimentos	47.884	47.884
Reversão e amortização	2.230	2.230
Participação da União	3.758	3.758
Outras	2.639	2.639
	56.511	56.511

Em virtude de sua natureza, estas contas não representam obrigações financeiras efetivas e, desta forma, não devem ser incluídas como exigibilidades, para fins de determinação de indicadores econômico-financeiros.

NOTA 16 - PATRIMÔNIO LÍQUIDO

a) Capital social autorizado

A Companhia está autorizada a aumentar o seu capital social até o limite de R$ 4.500.000, independentemente de reforma estatutária.

b) Capital social subscrito e integralizado

O capital social da Companhia, em 31 de março de 2001, é de R$ 2.279.884, e está representado por 604.238.739.251 ações, sendo 464.052.075.236 ações ordinárias, 75.069.876 ações preferenciais da classe A e 140.111.594.139 ações preferenciais da classe B, todas sem valor nominal. O valor patrimonial da ação por lote de mil, em 31 de março de 2001 é de R$ 4,10 (R$ 4,03 em 31.12.2000).

As ações preferenciais não garantem direito a voto e não são conversíveis em ações ordinárias, entretanto, gozam de prioridade no reembolso do capital e na distribuição de dividendos, às taxas anuais de 8,00%, no caso de ações de classe "A" e de 6,00%, para as de classe "B", calculadas sobre o capital social das respectivas classes de ações.

O quadro societário da Companhia, em 31.03.2001, está assim constituído:


Participação no Capital Total
BNDESPAR
2,48%
OUTROS
17,64%
FND
0,39%
UNIÃO
5,00%
TRACTEBEL
74,49%

04.01 - NOTAS EXPLICATIVAS


Participação no Capital Votante (Ações Ordinárias)
BNDESPAR
0,88%
OUTROS
12,73%
FND
0,51%
UNIÃO
5,46%
TRACTEBEL
80,42%


Ações Preferenciais
OUTROS
33,86%
BNDESPAR
7,77%
UNIÃO
3,47%
TRACTEBEL
54,90%

	Controladora 2000	Controladora 31.12.2000
c) Composição das reservas		
Reserva de Capital		
Remuneração de bens e direitos constituídos com capital próprio	91.695	91.695
Reservas de Lucros		
Reserva legal	8.521	8.521
Reserva de retenção de lucros	53.459	53.459
	61.980	61.980
d) Lucros Acumulados	41.085	-

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04.01 - NOTAS EXPLICATIVAS

NOTA 17 - ENTIDADE FECHADA DE PREVIDÊNCIA PRIVADA

A Companhia é patrocinadora da Fundação Eletrosul de Previdência e Assistência Social - ELOS, entidade sem fins lucrativos que tem como objetivo básico a complementação de aposentadoria aos seus empregados. A Fundação adota o plano do tipo benefício definido, com regime financeiro de capitalização.

A contribuição da Companhia corresponde a duas vezes a contribuição de seus empregados. Contribui, ainda, com 1,2% sobre a folha de salários, com o objetivo de amortizar as reservas da Fundação, em consonância com o plano de custeio e cálculos atuariais. A contribuição relativa ao 1° trimestre de 2001 foi de R$ 1.190 (R$ 1.126 no 1° trimestre de 2000).

As despesas administrativas da Fundação estão contempladas no capítulo de custeio do seu regulamento do Plano de Benefícios e são de responsabilidade das patrocinadoras, não podendo exceder a 15% do total das receitas previdenciais.

Conforme prevê o Regulamento do Plano de Benefícios da Fundação, a Companhia é responsável pelo ônus decorrente da conversão de aposentadorias especiais em aposentadorias por tempo de serviço, concernentes aos seus empregados e aqueles que se encontravam em benefício na data da cisão da ELETROSUL. O montante desse compromisso encontra-se provisionado sob o título de "complementação de aposentadoria - SB 40" (Ver Nota 12).

Com base na posição das reservas matemáticas recorrentes para 31 de março de 2001, a Fundação ELOS apresentou superávit técnico de R$ 28.315, relativamente às reservas matemáticas de responsabilidade da Companhia, demonstradas a seguir:

	31.03.2001	31.12.2000
Reservas técnicas	**549.951**	**546.271**
Reservas matemáticas		
Benefícios concedidos	456.532	451.328
Benefícios a conceder	80.720	78.310
Reservas a amortizar	(15.616)	(15.349)
	521.636	**514.289**
Superávit técnico	**28.315**	**31.982**

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NOTA 18 - INSTRUMENTOS FINANCEIROS

a) Gestão de risco

A utilização de instrumentos financeiros, pela Companhia tem como objetivo proteger seus ativos e passivos, minimizando a exposição a riscos de mercado, principalmente no que diz respeito às oscilações de taxas de juros, índices de preços e moedas. Estes riscos são monitorados pelo Comitê de Gestão Financeira, que periodicamente avalia a exposição da Companhia e propõe estratégias operacionais, sistema de controle, limites de posição e limites de crédito com os demais parceiros do mercado. No trimestre findo em 31.03.01, não há registro de operações no mercado de derivativos nos livros da Companhia e de suas controladas.

b) Valor de mercado

Nas operações envolvendo instrumentos financeiros foram identificadas diferenças significativas entre os valores de mercado e os valores contábeis somente nos empréstimos e financiamentos, em virtude destes instrumentos financeiros possuírem prazos de liquidação bastante alongados e custos significativamente baixos em relação às taxas praticadas atualmente para contratos similares. Na determinação dos valores de mercado a administração da Companhia utilizou fluxos de caixa futuros descontados a taxas julgadas adequadas para operações semelhantes.

	31.03.2001		31.12.2000	
	Contábil	**Mercado**	**Contábil**	**Mercado**
Empréstimos e encargos em moeda estrangeira	849.810	741.006	776.059	698.402
Empréstimos e encargos em moeda nacional	623.267	598.632	608.783	583.955
	1.473.077	**1.339.638**	**1.384.842**	**1.282.357**

Os acréscimos verificados entre a posição contábil em 31.12.2000 e 31.03.2001, decorrem dos seguintes eventos:

- Nos empréstimos em moeda estrangeira: (i) contratação de empréstimo junto ao ABN-REAL (repasse de recursos do EIB), no valor de R$ 29.610, para implantação da terceira máquina da UTE William Arjona e automação da UHE Passo Fundo e (ii) impacto da desvalorização do real no trimestre.

- Nos empréstimos em moeda nacional : financiamento de despesas administrativas da Fundação ELOS (ver nota 12), no valor de R$19.647.

Conselho de Administração

Maurício Stolle Bähr (Presidente)
Christian Biebuyck
Victor-Frank de Paula Rosa Paranhos
Eric DeMuynck
Dirk Beeuwsaert
Manoel Arlindo Zaroni Torres
Luiz Antônio Barbosa

Diretoria Executiva

Manoel Arlindo Zaroni Torres
Diretor Presidente

Marc Jacques Zelie Verstraete
Diretor Financeiro e de Relações com Investidores

Laércio Dias
Diretor de Controle e Análise de Riscos

Luciano Flávio Andriani
Diretor Administrativo

José Carlos Cauduro Minuzzo
Diretor de Produção de Energia

Miroel Makiolke Wolowski
Diretor de Comercialização e Negócios

Roberto Dorval Quadros
Diretor de Implantação de Projetos

Departamento de Contabilidade

Waltamir Barreiros
Contador – CRC SC 008283/O-8

04.01 - NOTAS EXPLICATIVAS

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Suprimento de Energia Elétrica

O aumento verificado neste trimestre, em relação a igual período de 2000, refere-se, basicamente, a:

- reajuste tarifário concedido pela ANEEL em setembro de 2000;
- entrada em operação de 5 unidades geradoras da UHE Itá, em 01.07.2000, 28.08.2000, 02.11.2000, 23.12.2000 e 08.03.2001, resultando em incremento de faturamento;
- incremento tarifário, pela ANEEL, de percentual destinado à cobertura, pelo prazo de um ano a partir de setembro de 2000, dos custos para aquisição de energia no mercado de curto prazo em substituição à energia contratada da Companhia de Interconexão Energética – CIEN, em virtude de atrasos na substação daquela empresa.

O saldo referente aos custos da energia comprada, referidos no item acima, no valor de R$ 4.772, encontra-se registrado na rubrica "Despesas Antecipadas", no ativo circulante, e será transferido mensalmente para o resultado na proporção da realização da receita advinda para este fim.

Geração bruta de energia elétrica

a) Geração hidráulica

GERAÇÃO HIDRÁULICA BRUTA			
VALORES EM MWh			
USINA	1º TRIM/01	1º TRIM/00	% VARIAÇÃO
UHE Passo Fundo	241.220	351.255	(31,33)
UHE Salto Osório	1.471.598	1.036.081	42,04
UHE Salto Santiago	2.068.991	1.415.898	46,13
UHE Itá	2.290.844	-	-
Total	**6.072.653**	**2.803.234**	**116,63**

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

b) Geração térmica

GERAÇÃO TÉRMICA BRUTA			
VALORES EM MWh			
USINA	1° TRIM/01	1° TRIM/00	% VARIAÇÃO
UTE Alegrete	6.618	58.748	(88,73)
UTE Charqueadas	63.796	88.925	(28,26)
UTE Arjona	7.823	4.507	73,57
Complexo Jorge Lacerda	1.132.359	1.439.930	(21,36)
Total	**1.210.596**	**1.592.110**	**(23,96)**

Depreciação / Amortização

O aumento verificado nesta rubrica, em relação a igual período de 2000, decorre da entrada em operação de 5 unidades geradoras da UHE Itá.

Reversão de Provisões Operacionais (conta 3.06.02.04 da DRE)

Neste trimestre foram efetuadas reversões de provisões operacionais no montante de R$ 34.820, referentes a realização das provisões anteriormente constituídas, que no momento do pagamento são apropriadas nas devidas naturezas das despesas.

Financeiras

O comportamento da cesta de moedas estrangeiras e a respectiva média ponderada, calculada proporcionalmente ao montante das dívidas em cada uma das moedas, pertinentes aos contratos que afetam o resultado, estão demonstrados a seguir:

Moeda	Variação %	
	31.03.2001	31.03.2000
Dólar (US$)	10,55	(2,33)
Marco Alemão (DM)	3,25	(7,38)
Libra Esterlina (GBP - L)	4,79	(3,67)
Euro (EUR)	3,25	(7,38)
Média ponderada	7,50	(3,66)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2001	4 - 31/12/2000
1	Ativo Total	5.356.948	5.179.873
1.01	Ativo Circulante	413.423	284.512
1.01.01	Disponibilidades	19.390	16.969
1.01.02	Créditos	333.782	199.494
1.01.02.01	Consumidores e Concessionárias	156.963	157.673
1.01.02.02	Titulos e Valores Mobiliários	176.819	41.821
1.01.03	Estoques	5.667	5.285
1.01.04	Outros	54.584	62.764
1.01.04.01	Créditos da Cta Cons. Combustivel - CCC	18.112	22.221
1.01.04.02	Tributos e Contrib. Sociais a Recuperar	9.616	6.033
1.01.04.03	Alienações, Desativ., Serv.e Disp.Reemb.	3.874	8.592
1.01.04.04	Concessões Licitadas	2.977	2.977
1.01.04.05	Créditos Fiscais Diferidos	2.948	3.831
1.01.04.06	Despesas Antecipadas	6.473	10.595
1.01.04.07	Outros	10.584	8.515
1.02	Ativo Realizável a Longo Prazo	261.951	265.734
1.02.01	Créditos Diversos	0	0
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	261.951	265.734
1.02.03.01	Depósitos Vinculados a Litigios	20.990	19.294
1.02.03.02	Titulos e Valores Mobiliários	8.875	7.911
1.02.03.03	Créditos Fiscais Diferidos	223.728	230.129
1.02.03.04	Tributos e Contrib. Sociais a Recuperar	5.248	5.107
1.02.03.05	Outros	3.110	3.293
1.03	Ativo Permanente	4.681.574	4.629.627
1.03.01	Investimentos	118.385	118.932
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	96.091	96.664
1.03.01.03	Outros Investimentos	22.294	22.268
1.03.01.03.01	Bens e Direitos p/Uso Futuro - Terrenos	1.812	1.818
1.03.01.03.02	Outros	20.482	20.450
1.03.02	Imobilizado	4.534.728	4.482.338
1.03.03	Diferido	28.461	28.357

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2001	4 - 31/12/2000
2	Passivo Total	5.356.948	5.179.873
2.01	Passivo Circulante	639.946	996.125
2.01.01	Empréstimos e Financiamentos	262.397	591.713
2.01.02	Debêntures	6.796	2.186
2.01.02.01	Encargos de Debêntures	6.796	2.186
2.01.03	Fornecedores	95.560	105.509
2.01.04	Impostos, Taxas e Contribuições	30.611	30.549
2.01.04.01	Tributos e Contrib. Sociais Correntes	9.442	9.836
2.01.04.02	Tributos e Contrib. Sociais Parcelados	21.169	20.713
2.01.05	Dividendos a Pagar	136.706	136.799
2.01.06	Provisões	37.469	65.383
2.01.06.01	Fundação ELOS	22.133	47.774
2.01.06.02	Outras	15.336	17.609
2.01.07	Dividas com Pessoas Ligadas	44.623	42.923
2.01.08	Outros	25.784	21.063
2.01.08.01	Reserva Global de Reversão	1.507	1.527
2.01.08.02	Compensação Financ.p/Utiliz.Rec.Hídricos	6.777	3.122
2.01.08.03	Concessionárias de Energia Elétrica	66	7.274
2.01.08.04	Particip.Empregados Lucros ou Resultados	4.114	4.114
2.01.08.05	Outros	13.320	5.026
2.02	Passivo Exigível a Longo Prazo	2.242.358	1.751.369
2.02.01	Empréstimos e Financiamentos	1.663.002	1.230.378
2.02.02	Debêntures	175.559	90.632
2.02.03	Provisões	218.952	244.176
2.02.03.01	Fundação ELOS	60.374	59.702
2.02.03.02	Contingências	146.713	174.036
2.02.03.03	Outras	11.865	10.438
2.02.04	Dividas com Pessoas Ligadas	0	0
2.02.05	Outros	184.845	186.183
2.02.05.01	Tributos e Contribuições Parcelados	58.871	62.794
2.02.05.02	Concessões a Pagar	64.298	62.784
2.02.05.03	Obrigações Especiais	56.511	56.511
2.02.05.04	Outros	5.165	4.094
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	0	0
2.05	Patrimônio Liquido	2.474.644	2.432.379
2.05.01	Capital Social Realizado	2.279.884	2.278.704
2.05.02	Reservas de Capital	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2001	4 -31/12/2000
2.05.04	Reservas de Lucro	61.980	61.980
2.05.04.01	Legal	8.521	8.521
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	53.459	53.459
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	41.085	0

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2001 a 31/03/2001	4 - 01/01/2001 a 31/03/2001	5 - 01/01/2000 a 31/03/2000	6 - 01/01/2000 a 31/03/2000
3.01	Receita Bruta de Vendas e/ou Serviços	342.171	342.171	252.550	252.550
3.01.01	Suprimento e Fornec. de Energia Elétrica	275.487	275.487	181.484	181.484
3.01.02	Subvenção Combustivel - CCC	65.914	65.914	70.450	70.450
3.01.03	Outras	770	770	616	616
3.02	Deduções da Receita Bruta	(12.922)	(12.922)	(9.173)	(9.173)
3.02.01	Imposto e Contribuições	(12.922)	(12.922)	(9.173)	(9.173)
3.03	Receita Líquida de Vendas e/ou Serviços	329.249	329.249	243.377	243.377
3.04	Custo de Bens e/ou Serviços Vendidos	(178.751)	(178.751)	(130.331)	(130.331)
3.04.01	Pessoal	(9.777)	(9.777)	(8.778)	(8.778)
3.04.02	Material	(1.663)	(1.663)	(1.648)	(1.648)
3.04.03	Serviço de Terceiro	(3.951)	(3.951)	(2.918)	(2.918)
3.04.04	Combustível p/Prod.Ener.Elétrica-CCC	(65.914)	(65.914)	(70.450)	(70.450)
3.04.05	Combustível p/Prod.Ener.Elétrica	(1.562)	(1.562)	(1.388)	(1.388)
3.04.06	Compens.Financ.p/Utiliz.Rec. Hídricos	(9.734)	(9.734)	(3.602)	(3.602)
3.04.07	Depreciação / Amortização	(42.355)	(42.355)	(32.532)	(32.532)
3.04.08	Energia Elétrica Comprada p/Revenda	(34.023)	(34.023)	(5.550)	(5.550)
3.04.09	Uso de Bem Público - UBP	(3.220)	(3.220)	(2.126)	(2.126)
3.04.10	Outras	(6.552)	(6.552)	(1.339)	(1.339)
3.05	Resultado Bruto	150.498	150.498	113.046	113.046
3.06	Despesas/Receitas Operacionais	(95.242)	(95.242)	(15.771)	(15.771)
3.06.01	Com Vendas	(3.935)	(3.935)	(833)	(833)
3.06.02	Gerais e Administrativas	10.837	10.837	(7.095)	(7.095)
3.06.02.01	Pessoal	(5.128)	(5.128)	(6.763)	(6.763)
3.06.02.02	Serviço de Terceiro	(2.895)	(2.895)	(1.995)	(1.995)
3.06.02.03	Constituição de Provisões Operacionais	(5.871)	(5.871)	(693)	(693)
3.06.02.04	Reversão de Provisões Operacionais	34.820	34.820	14.304	14.304
3.06.02.05	Outras	(10.089)	(10.089)	(11.948)	(11.948)

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2001 a 31/03/2001	4 - 01/01/2001 a 31/03/2001	5 - 01/01/2000 a 31/03/2000	6 - 01/01/2000 a 31/03/2000
3.06.03	Financeiras	(102.144)	(102.144)	(7.843)	(7.843)
3.06.03.01	Receitas Financeiras	10.132	10.132	1.581	1.581
3.06.03.01.01	Rendas de Aplicações Financeiras	3.199	3.199	930	930
3.06.03.01.02	Variação Monetária	5.681	5.681	144	144
3.06.03.01.03	Outras	1.252	1.252	507	507
3.06.03.02	Despesas Financeiras	(112.276)	(112.276)	(9.424)	(9.424)
3.06.03.02.01	Encargos de Dívidas	(38.098)	(38.098)	(26.467)	(26.467)
3.06.03.02.02	Encargos s/Tributos e Contrib.Sociais	(1.781)	(1.781)	(2.604)	(2.604)
3.06.03.02.03	Variação Monetária s/Empr.Financiamento	(64.705)	(64.705)	26.103	26.103
3.06.03.02.04	Variação Monetária - Outras	(2.099)	(2.099)	(1.204)	(1.204)
3.06.03.02.05	Outras	(5.593)	(5.593)	(5.252)	(5.252)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	0	0	0	0
3.07	Resultado Operacional	55.256	55.256	97.275	97.275
3.08	Resultado Não Operacional	92	92	20	20
3.08.01	Receitas	149	149	69	69
3.08.02	Despesas	(57)	(57)	(49)	(49)
3.09	Resultado Antes Tributação/Participações	55.348	55.348	97.295	97.295
3.10	Provisão para IR e Contribuição Social	(6.979)	(6.979)	(7.098)	(7.098)
3.10.01	Imposto de Renda	(4.112)	(4.112)	(5.198)	(5.198)
3.10.02	Contribuição Social	(2.867)	(2.867)	(1.900)	(1.900)
3.11	IR Diferido	(7.284)	(7.284)	(26.761)	(26.761)
3.11.01	Imposto de Renda	(4.506)	(4.506)	(19.698)	(19.698)
3.11.02	Contribuição Social	(2.778)	(2.778)	(7.063)	(7.063)
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2001 a 31/03/2001	4 - 01/01/2001 a 31/03/2001	5 - 01/01/2000 a 31/03/2000	6 - 01/01/2000 a 31/03/2000
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.14	Participações Minoritárias	0	0	0	0
3.15	Lucro/Prejuízo do Período	41.085	41.085	63.436	63.436
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	604.238.739	604.238.739	539.091.216	539.091.216
	LUCRO POR AÇÃO	0,00007	0,00007	0,00012	0,00012
	PREJUÍZO POR AÇÃO				

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08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

O resultado operacional consolidado do trimestre, antes de computadas as despesas financeiras líquidas das receitas, apresentou incremento de R$ 9.342. Por outro lado, considerando que a ITASA apresentou despesas financeiras de valor significativo, houve um incremento de R$ 16.462 na consolidação. Essas despesas financeiras são decorrentes, basicamente, de encargos e variações monetárias de empréstimos-ponte obtidos do BNDES para financiamento da UHE Itá, quitados pela ITASA em março de 2001, cujas atualizações tinham por base a variação da TJLP e da cesta de moedas estrangeiras que financiam os recursos captados pelo BNDES e repassados aos mutuários. A mencionada quitação foi efetuada com recursos próprios, recursos oriundos de colocação de debêntures não conversíveis e com refinanciamento do próprio BNDES.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

09.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1- ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
7 - TIPO DE EMPRESA		8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Mil)		9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Mil)	
01	COMPANHIA ENERGÉTICA MERIDIONAL	02.201.268/0001-17	ABERTA CONTROLADA	99,99	5,17
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		128.010		128.010	
02	ITÁ ENERGÉTICA S.A. - ITASA	01.355.994/0001-21	ABERTA CONTROLADA	25,20	4,26
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		104.288		104.288	
03	ALPHA PARTICIPAÇÕES LTDA.	04.100.568/0001-35	FECHADA CONTROLADA	99,99	6,10
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		151.031		151.031	

15.01 - PROJETOS DE INVESTIMENTO

1. Projetos relacionados ao cumprimento do edital de privatização

1.1. Usina Hidrelétrica de Machadinho

A UHE Machadinho está sendo construída em parceria, cuja participação da Companhia é de 16,94%.

As principais características são as seguintes:

- Localização: Rio Pelotas, na divisa dos Estados de Santa Catarina e Rio Grande do Sul
- Potência nominal instalada: 1.140 MW
- Número de máquinas: 3 unidades de 380 MW
- Energia garantida: 473 MW médios
- Operação comercial:
  . Unidade 1: 31.08.2002
  . Unidade 2: 31.12.2002
  . Unidade 3: 30.04.2003

1.2. Usina Termelétrica Jacuí

As principais características são as seguintes:

- Localização: Charqueadas, 50 km de Porto Alegre, no Estado do Rio Grande do Sul
- Potência nominal instalada: 357 MW
- Combustível: carvão mineral pulverizado
- Estágio: conclusão parcial de 40%
- Operação comercial: 24 meses a partir da retomada do projeto

1.3. Usina Termelétrica William Arjona (3ª máquina)

- Localização: Campo Grande, Estado de Mato Grosso do Sul
- Potência nominal: 40 MW (1 unidade)
- Combustível: gás natural (óleo combustível enquanto não estiver convertida para gás)
- Operação comercial: 2001

Ampliação da potência instalada da usina de 80 MW para 120 MW.

15.01 - PROJETOS DE INVESTIMENTO

2. Projeto realizado por empresa controlada

Usina Hidrelétrica Cana Brava

A Companhia detém o controle (99,99% das ações) da Companhia Energética Meridional – CEM, uma *SPC – Special Purpose Company*, que está construindo a Usina Hidrelétrica Cana Brava, cujas características principais são as seguintes:

- Localização: Rio Tocantins, no norte do Estado de Goiás
- Potência nominal instalada: 450 MW
- Número de máquinas 3 unidades de 150 MW
- Energia garantida: 274 MW
- Início da obra: 31 de maio de 1999
- Operação comercial:
  . Unidade 1: 31.10.2002
  . Unidade 2: 30.11.2002
  . Unidade 3: 31.01.2003

A energia a ser produzida na UHE Cana Brava não está vinculada aos Contratos Iniciais e, portanto, será livremente comercializada.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Estratégia de Seguros

A Companhia possuí seguros estratégicos, do tipo "all risks", para cobertura de danos à propriedade e de perdas por interrupção de negócio, como também seguro para cobertura de perdas por responsabilidade civil.
Além destes seguros estratégicos, a Companhia possuí seguros operacionais para cobertura de riscos em transportes nacionais e internacionais, bem como seguro de vida em grupo para os seus diretores e empregados.

A controlada CEM possui seguro para cobertura de todos os riscos envolvidos no projeto Cana Brava, com vigência até 15.01.2003 para os riscos de engenharia e 2 anos após a entrada em operação da 3ª unidade, prevista para 15.01.2003, para os danos de propriedade e interrupção de negócio.

Compromissos de Longo Prazo

A Companhia possui compromissos de longo prazo, dentre os quais se destacam:

a) Contrato de Conexão

Em conformidade com a Lei nº 9.648/98 e Decreto nº 2.655/98, estabelecendo que o acesso e uso dos sistemas de transmissão de energia elétrica sejam contratados separadamente da compra e venda de energia propriamente dita, a Companhia, em 20 de agosto de 1998, assinou o Contrato de Conexão com a Empresa Transmissora de Energia Elétrica do Sul do Brasil S.A. – ELETROSUL, com vigência a partir de 1° de setembro de 1998.
A Companhia pagará, a título de encargo de conexão, o valor anual de R$ 3.513 estabelecido pela Resolução ANEEL n ° 167, de 31.05.00. Este valor será reajustado e revisado periodicamente pela ANEEL e/ou por acordo entre as partes.

b) Contrato de Uso do Sistema de Transmissão

A Companhia firmou contrato de uso do sistema de transmissão, de acordo com a Lei nº 9.648/98 e Decreto nº 2.655/98, com as Empresa Transmissora de Energia Elétrica do Sul do Brasil S.A. – ELETROSUL, garantindo o uso da Rede Básica para entrega da energia contratada.
O contrato têm vigência a partir de 1° de setembro de 1998 e os encargos decorrentes serão integralmente atribuídos às concessionárias de distribuição, conforme Resolução ANEEL nº 248, de 07 de agosto de 1998, não representando, portanto, ônus para a Companhia.

c) Contratos Iniciais de Compra e Venda de Energia

A Companhia celebrou, com base na Lei 9.648/98, artigo 10 e nas normas do GCOI, os Contratos Iniciais de Compra e Venda de Energia, os quais terão vigência até 31 de dezembro de 2005, com reajustes anuais pela variação do IGP-M.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

d) Concessão do Uso do Bem Público

A Companhia celebrou em 28 de setembro de 1998, o contrato de Concessão ANEEL nº 192/98 com a UNIÃO, por intermédio da Agência Nacional de Energia Elétrica - ANEEL. Este contrato tem por objeto regular as concessões de uso do bem público para produção e comercialização de energia elétrica, na condição de produtor independente, por meio das centrais geradoras em operação. O contrato prevê a concessão pelo prazo de 30 (trinta) anos, contados a partir da data de sua assinatura, prorrogável nas condições que forem estabelecidas a critério da ANEEL, mediante requerimento da Companhia.

A Companhia pagará pelo uso do bem público, ao longo do prazo de 5 (cinco) anos, contados a partir da assinatura do Contrato de Concessão, valores anuais, em parcelas mensais, conforme disposto na Lei nº 9.648/98 e Decreto nº 2.655/98.

e) Compra de Energia da Argentina

A Companhia firmou contrato com a CIEN – Companhia de Interconexão Energética, por um prazo de 20 anos, para a compra de 300 MW de potência firme com energia associada, para ser disponibilizada na subestação de Itá, da ELETROSUL.

NOTAS EXPLICATIVAS AO BALANÇO PATRIMONIAL E À DEMONSTRAÇÃO DE RESULTADO CONSOLIDADOS

NOTA 1 – Consumidores e Concessionárias

	Consolidado			
	31.03.2001			31.12.2000
	Vincendos	Vencidos mais de 90 dias	Total	Total
Consumidores livres	1.408	-	1.408	1.462
Concessionárias	132.503	23.052	155.555	156.211
	133.911	23.052	156.963	157.673

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

As informações de fornecimento e suprimento de energia elétrica registrados no resultado estão demonstradas a seguir:

	Consolidado					
	MWh		MWh/h (médios demanda)		Valor	
	31.03.01	31.03.00	31.03.01	31.03.00	31.03.01	31.03.00
Consumidores livres	64.174	-	-	-	4.093	-
Concessionárias	6.626.309	5.016.851	3.582	3.306	271.394	181.484
	6.690.483	5.016.851	3.582	3.306	275.487	181.484

NOTA 2 – Títulos e Valores Mobiliários

	Consolidado	
	31.03.2001	31.12.2000
Circulante		
Certificado de Depósito Bancário – CDB	25.982	10.975
Letras Financeiras do Tesouro – LFT	83.750	24.397
Letras do Tesouro Nacional - LTN	86	804
Certificado de Depósito da Previdência	-	1
BB Swap Corporate	378	5.576
Fundo de Investimentos	66.521	68-
Titulos de capitalização	102	-
	176.819	41.821
Longo Prazo		
Letras Financeiras do Tesouro – LFT	6.195	6.056
Letras do Tesouro Nacional - LTN	2.680	1.855
	8.875	7.911
	185.694	49.732

No saldo consolidado os Certificados de Depósitos Bancários estão sendo remunerados em 101% da taxa CDI e as demais aplicações em média 101% e 100,3% do CDI para a CEM e GERASUL, respectivamente.

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16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 3 – Conciliação dos Tributos, no Resultado

	Consolidado			
	31.03.2001		31.03.2000	
	Contribuição social	**Imposto de renda**	**Contribuição social**	**Imposto de renda**
Resultado antes dos tributos	55.348	55.348	97.295	97.295
Contribuição Social – 9%	(4.981)	(13.837)	(8.757)	-
Imposto de Renda – 25%				(24.324)
Contribuição social e imposto de renda sobre:				
Diferenças permanentes				
13° salário e gratificações dos dirigentes	-	(21)	-	(4)
Encargos sobre contingências tributárias indedutíveis	-	-	(206)	(574)
Amortização de ágio	-	(143)	-	-
Reversão de contingências tributárias indedutíveis	-	5.538	-	-
Outras despesas indedutíveis	(57)	(161)	-	-
Adicional de 10% do IRPJ sobre lucro até R$ 20.000,00 mensais	-	6	-	6
Ajuste de alíquota da CSLL diferida	(607)	-	-	-
	(5.645)	(8.618)	(8.963)	(24.896)
Composição dos tributos no resultado:				
Corrente	(2.867)	(4.112)	(1.900)	(5.198)
Diferido	(2.778)	(4.506)	(7.063)	(19.698)
	(5.645)	(8.618)	(8.963)	(24.896)

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16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 4 – Ativo Imobilizado

Composição

	Consolidado		
	31.03.2001		31.12.2000
	Taxas médias de depreciação	Custo corrigido	Custo corrigido
Imobilizações em Serviço			
Geração Hidráulica			
UHE Salto Santiago	2,5	640.982	640.982
UHE Salto Osório	2,6	287.321	287.321
UHE Passo Fundo	2,5	114.690	114.690
UHE Itá	2,2	1.750.223	1.653.037
		2.793.216	2.696.030
(-) Depreciação Acumulada		(702.317)	(686.159)
		2.090.899	**2.009.871**
Geração Térmica			
Complexo Jorge Lacerda	4,6	2.426.494	2.426.906
UTE Charqueadas	4,8	53.526	52.368
UTE Alegrete	4,8	7.490	7.490
UTE William Arjona	3,6	53.075	53.075
		2.540.585	2.539.839
(-) Depreciação Acumulada		(811.505)	(786.043)
		1.729.080	**1.753.796**
Sistema de Comunicação	6,1	1.624	1.624
(-) Depreciação Acumulada		(605)	(601)
		1.019	**1.023**
Equipamentos Gerais e Outros	10,0	17.721	17.624
(-) Depreciação Acumulada		(8.009)	(7.907)
		9.712	**9.717**
		3.830.710	**3.774.407**
Imobilizações em Curso			
Geração Hidráulica			
UHE Itá		6.732	103.905
UHE Machadinho		149.819	146.818
UHE Cana Brava		454.574	372.126
Outros		12.776	5.286
		623.901	**628.135**
Geração Térmica			
UTE Jacuí		71.442	71.127
Outros		7.631	6.674
		79.073	**77.801**
Outros		**1.044**	**1.995**
		704.018	**707.931**
		4.534.728	**4.482.338**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 5 - Empréstimos e Financiamentos

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	Consolidado					
	31.03.2001			31.12.2000		
	Circulante		Longo Prazo	Circulante		Longo Prazo
	Encargos	Principal	Principal e encargos	Encargos	Principal	Principal e encargos
Moeda Estrangeira						
Secretaria do Tesouro Nacional - STN	16.130	31.284	537.378	5.763	29.488	500.160
Instituições financeiras	1.409	20.555	126.094	2.121	36.923	388
Outros	4.599	99.235	109.289	1.650	95.843	103.723
	22.138	**151.074**	**772.761**	**9.534**	**162.254**	**604.271**
Moeda Nacional						
ELETROBRÁS	-	44.603	464.471	-	40.319	471.323
Fornecedores	6.304	11.939	1.173	7.263	14.376	1.456
Fundação ELOS	167	10.434	84.176	-	6.930	67.116
Instituições financeiras	2.856	12.882	340.421	6.248	344.789	86.212
	9.327	**79.858**	**890.241**	**13.511**	**406.414**	**626.107**
	31.465	**230.932**	**1.663.002**	**23.045**	**568.668**	**1.230.378**

a) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:


Dívida Externa em Mar/01
85.020
9%
Libra Esterlina
174.655
18%
Euro
89.821
10%
Marco Alemão
596.477
63%
Dólar Norte Americ.


Dívida Externa em Dez/00
166.916
22%
Euro
81.132
10%
Libra Esterlina
85.364
11%
Marco Alemão
442.647
57%
Dólar Norte Americ.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

b) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:


Perfil da Dívida
R$ Milhões
1.750
1.500
1.250
1.000
750
500
250
0
99
90
143
103
179
136
191
145
198
153
853
603
1.663
1.230
2002
2003
2004
2005
2006
Após 2006 até 2024
Total
Mar/01
Dez/00

c) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Mercado interno

Taxas fixas de 6,00% a 12,00% a.a.(2000, de 6,00% a 12,00% a.a.)
Taxas flutuantes: 13,25% (2000, de 13,75%)

Mercado externo

Taxas fixas de 3,00% a 12,50% a.a
Taxas flutuantes de 5,06% a 12,17% a.a.

NOTA 6 - Concessões a Pagar

A Companhia Energética Meridional – CEM pagará à UNIÃO pela outorga da concessão para exploração do potencial de energia hidráulica do aproveitamento hidrelétrico Cana Brava, os valores abaixo indicados, em parcelas mensais equivalentes a 1/12 (um doze avos) dos respectivos valores de pagamento anual, com atualização baseada na variação anual do Índice Geral de Preços – Mercado – IGP-M:

Ano	Início de pagamento	Valor anual	Valor total
1°	-	1	1
2° ao 6°	-	-	-
7° ao 25°	30.08.2004	680	12.920
26° ao 35°	30.08.2023	61.280	612.800
			625.721

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

O fluxo de pagamento acima está previsto na Cláusula Sexta do Contrato de Concessão. Buscando refletir adequadamente, no patrimônio, a outorga onerosa da concessão e a respectiva obrigação perante à União, a CEM registrou o seu valor no ativo intangível e no passivo exigível a longo prazo, que corresponde R$ 64.298 em 31.03.2001 (R$ 62.784 em 31.12.2000).

Considerando que os valores contratuais estão a preços futuros, a CEM procedeu ao seu ajuste a valor presente com base na taxa de desconto de 10% a.a., prevista no Edital de Concorrência nº 04/97 para a licitação da referida concessão.

NOTA 7 - Debêntures

a) Companhia Energética Meridional – CEM

Em 19 de maio de 1999 a controlada assinou com o Banco Nacional de Desenvolvimento Econômico e Social – BNDES, o Contrato de Subscrição e Integralização de Debêntures nº 98.2.654.3.1, tendo sido subscritas e integralizadas em 1999 o montante de 7.773 debêntures.

As debêntures são remuneradas com base na TJLP mais 4% a.a., com pagamento dos juros semestralmente, no período de 01.10.1999 até 01.04.2013.

O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao valor nominal das debêntures.

A amortização do valor nominal das debêntures terá início em 01.10.2003 com vencimento final em 01.04.2013, e ocorrerá semestralmente com base em programação de amortização crescente que varia de 3,0625%, na primeira amortização, a 7,5737% na última parcela, com vencimento em 01.04.2013.

b) Itá Energética S.A. – ITASA

Em 7 de março de 2001 a controlada em conjunto emitiu 2 séries de 8.400 debêntures não conversíveis cada uma, para colocação pública, no valor total de R$ 168.000, integralizados em 23 de março de 2001.

As debêntures serão remuneradas com base no IGPM mais 11,20% a.a., com pagamento dos juros anualmente, sendo os da 1ª série a partir de 1° de dezembro de 2001 até 1° de dezembro de 2013 e os da 2° série a partir de 1° de junho de 2002 até 1° de junho de 2013.

A remuneração passará a ser calculada pelo IGPM mais juros de 9,4% a.a., a partir de 2 de dezembro de 2003 para a 1ª série e a partir de 2 de junho de 2004 para a 2ª série.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

A amortização do valor nominal das debêntures será efetuada em parcelas anuais, sendo que a da 1° série terá início em 1° de dezembro de 2004 com vencimento final em 1° de dezembro de 2013 e da 2ª série a partir de 1° de junho de 2004 com vencimento final em 1° de junho de 2013.

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

RELATÓRIO SOBRE REVISÃO ESPECIAL

Aos Acionistas e à Administração da
Centrais Geradoras do Sul do Brasil S.A. – GERASUL
Florianópolis – SC

1. Efetuamos uma revisão especial das informações trimestrais – ITR da Centrais Geradoras do Sul do Brasil S.A. – GERASUL, compreendendo o balanço patrimonial, controladora e consolidado, em 31 de março de 2001 e as respectivas demonstrações do resultado, controladora e consolidado, correspondentes ao período de três meses findo naquela data, bem como as respectivas notas explicativas, o relatório de desempenho e as informações relevantes, elaborados sob a responsabilidade de sua administração.

2. Nossa revisão foi efetuada de acordo com as normas estabelecidas pelo Instituto Brasileiro de Contadores – IBRACON em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, de: (a) indagação aos e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da Companhia quanto aos critérios adotados na elaboração das informações trimestrais; e (b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e as operações da Companhia. Considerando que esta revisão não representou um exame de acordo com as normas de auditoria, não estamos emitindo parecer sobre as referidas informações trimestrais.

3. Baseados em nossa revisão especial, não temos conhecimento de qualquer modificação relevante que deva ser feita nas informações trimestrais referidas no parágrafo 1 para que estejam de acordo com os princípios de contabilidade emanados da legislação societária brasileira, aplicados de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários especificamente aplicáveis à elaboração das informações trimestrais.

4. Conforme descrito na nota explicativa nº 9-c, a Companhia possui construções em andamento referentes ao projeto Jacuí. A Companhia, cumprindo exigências do Edital de privatização da GERASUL, oficializou junto à Agência Nacional de Energia Elétrica – ANEEL a sua decisão de permanência no empreendimento. Entretanto, a Administração da Companhia ainda está em processo de renegociação dos contratos originais com os antigos fornecedores do projeto; portanto, não há como garantir que os valores provisionados sejam suficientes para cobrir eventuais perdas quanto aos passivos contingentes com fornecedores e outros envolvidos no projeto.

5. Conforme descrito na nota explicativa nº 9-d, a Companhia, baseada em projeções preliminares de fluxo de caixa futuro descontado a valor presente, elaboradas internamente, avaliou que alguns ativos não serão recuperados pelas suas operações futuras. A Administração da Companhia entende que estes ativos, no conjunto, produzirão fluxo de caixa futuro positivo.

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

6. Conforme descrito na nota explicativa 4, as transações de curto prazo realizadas no âmbito do Mercado Atacadista de Energia Elétrica – MAE, no período de setembro de 2000 a março de 2001, não foram disponibilizadas pela Administradora de Serviços do MAE, em razão do impasse surgido em torno da responsabilidade pelo pagamento dos suprimentos realizados para cobrir o atraso na operação da Usina Nuclear Angra II. Em razão disto, a área de comercialização da Companhia estimou, com base em informações internas, que o saldo líquido dessas transações seria ligeiramente favorável à GERASUL, razão pela qual a Administração, conservadoramente, decidiu por não registrá-lo. Em 16 de março de 2001, a ANEEL encaminhou à Companhia os valores estimados para o resultado das transações ocorridas no período de setembro a dezembro de 2000, no montante de aproximadamente R$ 60 milhões, desfavorável à GERASUL, ressalvando seu caráter preliminar e que os mesmos não têm finalidade de liquidação, servindo apenas para fins de provisionamento. Em virtude da discrepância entre esses valores e a opinião da área técnica da Companhia, a Administração decidiu não provisioná-los por entender que os mesmos não refletem o justo valor das transações efetuadas.

7. Anteriormente, examinamos o balanço patrimonial, controladora e consolidado, levantado em 31 de dezembro de 2000, e revisamos a demonstração do resultado, controladora e consolidado, referente ao período de três meses findo em 31 de março de 2000, e emitimos nosso parecer e relatório de revisão especial, sem ressalvas, datados respectivamente de 14 de março de 2001, contendo ênfases quanto aos assuntos mencionados nos parágrafos 4, 5 e 6 acima, e de 12 de maio de 2000, contendo ênfases quanto aos assuntos mencionados nos parágrafos 4 e 5 acima.

Rio de Janeiro, 14 de maio de 2001

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC-SP 11.609 S/RJ

MARCELO C. ALMEIDA
Contador
CRC-RJ 36.206-3 S/SC

As folhas das ITR revisadas por nós estão rubricadas tão somente para fins de identificação

RUBRICADO PARA IDENTIFICAÇÃO
POR UM REPRESENTANTE DA
DELOITTE TOUCHE TOHMATSU
AUDITORES INDEPENDENTES
RIO DE JANEIRO

18.02 - COMENTÁRIO DO DESEMPENHO DA CONTROLADA/COLIGADA

Controlada/Coligada : COMPANHIA ENERGÉTICA MERIDIONAL

Considerando que a Companhia Energética Meridional - CEM encontra-se em fase pré-operacional, e tendo iniciado recentemente a construção da Usina Hidrelétrica Cana Brava, não há comentários importantes sobre o seu desempenho.

18.02 - COMENTÁRIO DO DESEMPENHO DA CONTROLADA/COLIGADA

Controlada/Coligada : COMPANHIA ENERGÉTICA MERIDIONAL

18.02 - COMENTÁRIO DO DESEMPENHO DA CONTROLADA/COLIGADA

Controlada/Coligada : COMPANHIA ENERGÉTICA MERIDIONAL

I - IDENTIFICAÇÃO

DIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
:2-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

ÍNDICE

STANDARDIZED FINANCIAL RESULTS 2000 (DFP)

December 31, 2000

Contains:

- Financial Results
- Notes

DFP - STANDARDIZED FINANCIAL STATEMENTS
Period ended: 12/31/2000

BALANCE SHEET (R$ thousands)

ASSETS

Code	Description	12/31/2000	12/31/1999	12/31/1998
1	Total Assets	4,560,259	4,073,026	3,999,914
1.01	*Current Assets*	253,335	121,693	145,763
1.01.01	Availabilities	15,416	790	589
1.01.02	Credits	170,597	77,223	119,834
1.01.02.01	Consumers and concessionaires	143,288	64,960	60,394
1.01.02.02	Titles and Securities	27,309	12,263	59,440
1.01.03	Inventories	5,285	4,767	5,487
1.01.04	Other	62,037	38,913	19,853
1.01.04.01	Credits from Fuel Consumption Bill (CCC)	22,221	20,872	12,288
1.01.04.02	Taxes and Social Contributions receivable	4,411	4,189	2,544
1.01.04.03	Property transfer, shutdowns, services and availabilites	9,519	8,155	1,042
1.01.04.04	Deferred Fiscal Credits	2,922	0	0
1.01.04.05	Anticipated expenses	9,575	1,269	2,272
1.01.04.06	Other	13,389	4,428	1,707
1.02	*Long-term Assets*	265,672	289,735	253,997
1.02.01	Credits (several)	0	0	0
1.02.02	Credits with Related Parties	0	0	0
1.02.02.01	With Joint Parties	0	0	0
1.02.02.02	With Controlled Parties	0	0	0
1.02.02.03	With Other Related Parties	0	0	0
1.02.03	Other	265,672	289,735	253,997
1.02.03.01	Bid Concessions	0	18,086	0
1.02.03.02	Concessions Bidable	0	2,648	16,441
1.02.03.03	Deposits Related to Litigation	19,294	12,067	7,451
1.02.03.04	Titles and Securities	7,911	0	0
1.02.03.05	Deferred Fiscal Credits	230,129	244,316	220,708
1.02.03.06	Taxes and Social Contributions receivable	5,107	9,830	6,609
1.02.03.07	Other	3,231	2,788	2,788
1.03	*Fixed Assets*	4,041,252	3,661,598	3,600,154
1.03.01	Investments	455,646	75,341	1,610
1.03.01.01	Share in Joint Parties	0	0	0
1.03.01.02	Share in Controlled Parties	433,378	58,366	0
1.03.01.03	Other Investments	22,268	16,975	1,610
1.03.02	*Fixed*	33,583,121	3,583,166	3,598,544
1.03.03	Deferred	2,485	3,091	0

LIABILITIES

Code	Description	12/31/2000	12/31/1999	12/31/1998
2	Total Liabilities	4,560,259	4,073,026	3,999,914
2.01	*Current Liabilites*	616,139	294,340	322,214
2.01.01	Loans and Financing	240,676	127,035	173,743
2.01.02	Debentures	0	0	0
2.01.03	Suppliers	81,684	33,065	19,160
2.01.04	Taxes, Fees, and Contributions	27,728	31,695	33,161
2.01.04.01	Taxes and Social Contributions (Current)	7,015	13,001	3,810
2.01.04.02	Taxes and Social Contributions (In installments)	20,713	18,694	29,351
2.01.05	Dividends Payable	136,799	0	1,812
2.01.06	Provisions	65,266	57,271	70,170
2.01.06.01	*ELOS Foundation*	65,266	57,271	56,156
2.01.06.02	Other	0	0	14,014
2.01.07	Related Party Debt	42,923	16,230	0
2.01.08	Other	21,063	29,044	24,168
2.01.08.01	Global Reversal Reserve	4,114	2,300	2,545
2.01.08.02	Financial Compensation for the Utilisation of Water Resources	1,527	7,224	7,223
2.01.08.03	Electrical Energy Concessionaires	3,122	2,502	2,861
2.01.08.04	Employee Profit-Sharing	7,274	1,045	88
2.01.08.05	Other	5,026	15,973	11,451
2.02	*Long-term Liabilities*	1,511,741	1,565,036	1,391,465
2.02.01	Loans and Financing	1,144,166	1,163,203	967,666
2.02.02	Debentures	0	0	0
2.02.03	Provisions	244,176	269,625	253,201
2.02.03.01	ELOS Foundation	70,140	81,779	95,436
2.02.03.02	Contingencies	174,036	187,846	157,765
2.02.03.03	Other	0	0	0
2.02.04	Related Party Debt	123,399	132,208	170,598
2.02.05	Other	62,794	75,701	97,493
2.02.05.01	Taxes and Social Contributions (In installments)	0	0	17,329
2.02.05.02	Special Obligations	56,511	56,507	55,776
2.02.05.03	Other	4,094	0	0

2.03	*Future Period Results*	0	0	0
2.05	*Shareholders' Equity*	2,432,379	2,213,650	2,286,235
2.05.01	Paid-in Capital	2,278,704	2,085,977	2,085,977
2.05.02	Capital Reserves	91,695	91,695	91,695
2.05.03	Reappraisal Reserves	0	0	0
2.05.03.01	Own Assets	0	0	0
2.05.03.02	Controlled/Joint	0	0	0
2.05.04	Profits Reserve	61,980	5,818	5,818
2.05.04.01	Legal	8,521	381	381
2.05.04.02	Statutory	0	0	0
2.05.04.03	For Contingencies	0	0	0
2.05.04.04	From Profits Realizable	0	0	0
2.05.04.05	Retained Earnings	53,459	5,437	5,437
2.05.04.06	For Retained Dividends	0	0	0
2.05.04.07	Other Profits Reserve	0	0	0
2.05.05	Accumulated Income/Loss	0	30,160	102,745

INCOME STATEMENT (in R$ thousands)

Code	Description	1/01/2000 to 3/31/2000	1/01/1999 to 12/31/1999	1/01/1998 to 12/31/1998
3.01	*Gross Revenue from Sales and/or Services Rendered*	1,097,441	752,389	631,633
3.01.01	Electrical Energy Furnishment	1,401	0	0
3.01.02	Electrical Energy Supply	824,692	531,828	491,881
3.01.03	Fuel Subsidy (CCC)	264,626	217,898	139,337
3.01.04	Other	6,722	2,663	415
3.02	*Gross Revenue Deductions*	(40,124)	(26,449)	(24,857)
3.02.01	Taxes and Social Contributions	(40,124)	(26,449)	(16,043)
3.02.02	Global Reversal Reserve	0	0	(8,814)
3.03	*Net Income from Sales and/or Services Rendered*	1,057,317	725,940	606,776
3.04	*Cost of Goods and/or Services Rendered*	(626,977)	(438,551)	(375,424)
3.04.01	Personnel	(37,573)	(41,370)	(42,756)
3.04.02	Material	(9,865)	(8,203)	(7,275)
3.04.03	Third-party Services	(16,296)	(13,619)	(12,198)
3.04.04	Fuel for Electrical Energy Production (CCC)	(264,626)	(217,898)	(139,337)
3.04.05	Fuel for Electrical Energy Production	(5,007)	0	0
3.04.06	Electrical Energy Bought for Resale	(121,307)	0	0
3.04.07	Financial Compensation for Use of Water Resources	(14,292)	(16,739)	(18,773)
3.04.08	Depreciation and Amortization	(142,316)	(130,265)	(151,979)
3.04.09	Other	(15,695)	(10,457)	(3,106)
3.05	*Gross Result*	430,340	287,389	231,352
3.06	*Operating Expenses/Income*	(223,607)	(398,668)	(244,926)
3.06.01	With Sales	(7,974)	(3,334)	(1,111)
3.06.02	General and Administrative	(36,118)	(63,528)	(62,722)
3.06.02.01	Personnel	(27,657)	(40,091)	(16,579)
3.06.02.02	*Employee Profit Sharing*	*0*	(2,300)	*0*
3.06.02.03	Third-party Services	(8,885)	(8,643)	(2,557)
3.06.02.04	Rent	(989)	(1,599)	(1,297)
3.06.02.05	Operational Provision Constitution	(92,595)	(42,272)	(107,181)
3.06.02.06	Operational Provision Reversal	133,575	65,757	79,566
3.06.02.07	Inspection Fees	(2,865)	(2,350)	(2,350)
3.06.02.08	Other	(36,702)	(32,030)	(12,324)
3.06.03	Financial	(183,104)	(331,806)	(181,093)
3.06.03.01	Financial Income	23,441	15,453	8,858
3.06.03.01.01	Income from Investments	5,735	11,134	6,381
3.06.03.01.02	Monetary Variation	1,204	1,696	2
3.06.03.01.03	Other	16,502	2,623	2,475
3.06.03.02	Financial Expenses	(206,545)	(347,259)	(189,951)
3.06.03.02.01	Debt Duty	(109,565)	(104,239)	(94,009)
3.06.03.02.02	Duty on Taxes and Social Contributions	(8,993)	(11,753)	(31,730)
3.06.03.02.03	Monetary Variation without Financing	(51,612)	(208,444)	(49,130)
3.06.03.02.04	Monetary Variation - Other	(11,264)	(10,058)	(6,147)
3.06.03.02.05	Other	(25,111)	(12,765)	(8,935)
3.06.04	Other Operating Income	0	0	0
3.06.05	Other Operating Expenses	0	0	0
3.06.06	Equity Equivalence Result	3,589	0	0
3.07	*Operating Profit (Loss)*	206,733	(111,279)	(13,574)
3.08	*Non-Operating Profit (Loss)*	(420)	(2,243)	(9,399)
3.08.01	Revenue	169	378	59
3.08.02	Expenses	(589)	(2,621)	(9,458)
3.09	*EBIT*	206,313	(113,522)	(22,973)
3.10	*Income Tax and Social Contributions Provision*	(28,133)	0	0
3.11	*Deferred Income Tax*	(11,265)	40,937	27,232
3.12	*Statutory Equity/Contributions*	(4,114)	0	(2,545)
3.12.01	Equity	(4,114)	0	(2,545)
3.12.02	Contributions	0	0	0
3.13	*Reversal of Interest on Own Capital*	0	0	0
3.15	*Profit (loss) in Period*	162,801	(72,585)	1,714
	NUMBER OF SHARES, EX-TREASURY (thousands)	603,845,254	539,091,216	539,091,216

PROFIT PER SHARE	0.00027		0.00000
LOSS PER SHARE		(0.00013)	

RESOURCE ORIGINS AND DESTINATIONS (R$ thousands)

Code	Description	1/01/2000 to 1/01/1999	1/01/1999 to 12/31/1999	1/01/1998 to 12/31/1998
4.01	*Origin*	744,796	391,465	261,213
4.01.01	From Operating	365,421	236,862	200,403
4.01.01.01	Profit/Loss in Period	162,801	(72,585)	1,714
4.01.01.02	Amounts that do not influence Current Capital	202,620	309,447	198,689
4.01.01.02.01	Depreciation and Amortization	143,540	130,378	152,226
4.01.01.02.02	Long-term Interest	12,687	5,490	27,508
4.01.01.02.03	Long-term Monetary Variation	38,839	174,419	38,958
4.01.01.02.04	Equity Equivalence Result	(3,589)	0	0
4.01.01.02.05	Premium Amortization	1,144	0	0
4.01.01.02.06	(Reversal) Net Long-term Provision	(3,687)	37,854	(6,293)
4.01.01.02.07	Fiscal Deferred Assets/Liabilities	13,265	(40,937)	(23,110)
4.01.01.02.08	Reduction in Fixed Assets	421	2,243	9,400
4.01.02	From Shareholders' Equity	192,727	0	0
4.01.02.01	Capital Integralization	192,727	0	0
4.01.03	From Third Parties	186,648	154,603	60,810
4.01.03.01	New Long-term Financing	153,430	153,778	56,304
4.01.03.02	Long-term Assets transferred to Current	33,053	559	4,454
4.01.03.03	Other	165	266	52
4.02	*Investments*	934,953	387,661	223,014
4.02.01	Long-term	21,076	5,518	5,382
4.02.02	Financial investments	377,860	73,736	168
4.02.03	Property Acquisition and Deferred	124,539	96,742	49,074
4.02.04	Debt with Inflationary Effects due to Fixed Asset Appropriation	16,351	22,171	6,722
4.02.05	Anounced Dividends	136,799	0	1,812
4.02.06	Long-term Liabilities transferred to Current	258,328	189,494	159,856
4.03	*Increase/Decrease in Current Capital*	(190,157)	3,804	38,199
4.04	*Change in Current Assets*	131,642	(24,070)	80,637
4.04.01	Current Assets at Beginning of Period	121,693	145,763	65,126
4.04.02	Current Assets at End of Period	253,335	121,693	145,763
4.05	*Change in Current Liabilities*	321,799	(27,874)	42,438
4.05.01	Current Liabilities at Beginning of Period	294,340	322,214	279,776
4.05.02	Current Liabilities at End of Period	616,139	294,340	322,214

CHANGES IN NET EQUITY (R$ thousands)
(From 1/01/2000 to 12/31/2000)

Code	Description	Equity	Capital Reserves	Reassessment Reserves	Profit Reserves	Accumulated Profit/Loss	Total Net Assets
5.01	Initial Balance	2,085,977	91,695	0	5,818	30,160	2,213,650
5.02	Adjustments from Previous Periods	0	0	0	0	0	0
5.03	Increase/Decrease in Equity	193,907	0	0	0	0	193,907
5.04	Reserve Realization	0	0	0	0	0	0
5.05	Treasury Stock	0	0	0	0	0	0
5.06	Profit/Loss in Period	0	0	0	0	162,801	162,801
5.07	Destinations	0	0	0	56,162	(192,961)	(136,799)
5.07.01	Legal Reserve	0	0	0	8,140	(8,140)	0
5.07.02	Announced Dividends	0	0	0	0	(136,799)	(136,799)
5.07.03	Share Retention Reserve	0	0	0	48,022	(48,022)	0
5.08	Other	(1,180)	0	0	0	0	(1,180)
5.08.01	Capital to Combine	(1,180)	0	0	0	0	(1,180)
5.09	End Balance	2,278,704	91,695	0	61,980	0	2,432,379

CHANGES IN NET EQUITY (R$ thousands)
(From 1/01/1999 to 12/31/1999)

Code	Description	Equity	Capital Reserves	Reassessment Reserves	Profit Reserves	Accumulated Profit/Loss	Total Net Assets
5.01	Initial Balance	2,085,977	91,695	0	5,818	102,745	2,286,235
5.02	Adjustments from Previous Periods	0	0	0	0	0	0
5.03	Increase/Decrease in Equity	0	0	0	0	0	0
5.04	Reserve Realization	0	0	0	0	0	0
5.05	Treasury Stock	0	0	0	0	0	0
5.06	Profit/Loss in Period	0	0	0	0	(72,585)	(72,585)
5.07	Destinations	0	0	0	0	0	0
5.08	Other	0	0	0	0	0	0
5.09	*End Balance*	2,085,977	91,695	0	5,818	30,160	2,213,650

CHANGES IN NET EQUITY (R$ thousands)
(From 1/01/1998 to 12/31/1998)

Code	Description	Equity	Capital Reserves	Reassessment Reserves	Profit Reserves	Accumulated Profit/Loss	Total Net Assets

5.01	Initial Balance	2,085,977	0	0	0	0	2,085,977
5.02	Adjustments from Previous Periods	0	0	0	0	102,745	102,745
5.03	Increase/Decrease in Equity	0	0	0	0	0	0
5.04	Reserve Realization	0	91,695	0	0	0	91,695
5.05	Treasury Stock	0	0	0	0	0	0
5.06	Profit/Loss in Period	0	0	0	0	7,630	7,630
5.07	Destinations	0	0	0	5,818	(7,630)	(1,812)
5.08	Other	0	0	0	0	0	0
5.09	End Balance	2,085,977	91,695	0	5,818	102,745	2,286,235

CONSOLIDATED BALANCE SHEET (R$ thousands)

ASSETS

Code	Description	3/31/2000	12/31/1999	12/31/1998
1	Total Assets	5,179,873	4,215,421	0
1.01	*Current Assets*	284,512	145,491	0
1.01.01	Availabilities	16,969	811	0
1.01.02	Credits	199,494	100,781	0
1.01.02.01	Consumers and concessionaires	157,673	64,960	0
1.01.02.02	Titles and Securities	41,821	35,821	0
1.01.03	Inventories	5,285	4,767	0
1.01.04	Other	62,764	39,132	0
1.01.04.01	Credits from Fuel Consumption Bill (CCC)	22,221	20,872	0
1.01.04.02	Taxes and Social Contributions receivable	6,033	4,392	0
1.01.04.03	Property transfer, shutdowns, services and availabilites	8,592	8,155	0
1.01.04.04	Deferred Fiscal Credits	3,831	0	0
1.01.04.05	Anticipated expenses	10,595	1,269	0
1.01.04.06	Other	11,492	4,444	0
1.02	*Long-term Assets*	265,734	289,735	0
1.02.01	Credits (several)	0	0	0
1.02.02	Credits with Related Parties	0	0	0
1.02.02.01	With Joint Parties	0	0	0
1.02.02.02	With Controlled Parties	0	0	0
1.02.02.03	With Other Related Parties	0	0	0
1.02.03	Other	265,734	289,735	0
1.02.03.01	Deposits Related to Litigation	0	18,086	0
1.02.03.02	Concessions Bidable	0	2,648	0
1.02.03.03	Deposits Related to Litigation	19,294	12,067	0
1.02.03.04	Titles and Securities	7,911	0	0
1.02.03.05	Deferred Fiscal Credits	230,129	244,316	0
1.02.03.06	Taxes and Social Contributions receivable	5,107	9,830	0
1.02.03.07	Other	3,293	2,788	0
1.03	*Fixed Assets*	4,629,627	3,780,195	0
1.03.01	Investments	118,932	16,975	0
1.03.01.01	Share in Joint Parties	0	0	0
1.03.01.02	Share in Controlled Parties	96,664	3,213	0
1.03.01.03	Other Investments	22,268	13,762	0
1.03.02	Fixed	4,482,338	3,757,675	0
1.03.03	Deferred	28,357	5,545	0

LIABILITIES

Code	Description	12/31/2000	12/31/1999	12/31/1998
2	Total Liabilities	5,179,873	4,215,421	0
2.01	*Current Liabilites*	996,125	300,136	0
2.01.01	Loans and Financing	591,713	127,035	0
2.01.02	Debentures	2,186	2,114	0
2.01.02.01	Debentures Fees	2,186	2,114	0
2.01.03	Suppliers	105,509	36,724	0
2.01.04	Taxes, Fees, and Contributions	30,549	31,718	0
2.01.04.01	Taxes and Social Contributions (Current)	9,836	13,024	0
2.01.04.02	Taxes and Social Contributions (In installments)	20,713	18,694	0
2.01.05	Dividends Payable	136,799	0	0
2.01.06	Provisions	65,383	57,271	0
2.01.06.01	Estimated Obligations	65,383	57,271	0
2.01.07	Related Party Debt	42,923	16,230	0
2.01.08	Other	21,063	29,044	0
2.01.08.01	Employee Profit-Sharing	4,114	2,300	0
2.01.08.02	Global Reversal Reserve	1,527	7,224	0
2.01.08.03	Financial Compensation for the Utilisation of Water Resources	3,122	2,502	0
2.01.08.04	Electrical Energy Concessionaires	7,274	1,045	0
2.01.08.05	Other	5,026	15,973	0
2.02	*Long-term Liabilities*	1,751,369	1,701,635	0
2.02.01	Loans and Financing	1,230,378	1,163,203	0
2.02.02	Debentures	90,632	86,682	0
2.02.03	Provisions	244,176	269,625	0
2.02.03.01	Estimated Obligations	70,140	81,779	0

2.02.03.02	Contingencies	174,036	187,846	0
2.02.04	Related Party Debt	0	0	0
2.02.05	Other	186,183	182,125	0
2.02.05.01	Concessions Payable	62,784	49,917	0
2.02.05.02	Taxes and Social Contributions (In installments)	62,794	75,701	0
2.02.05.03	Special Obligations	56,511	56,507	0
2.02.05.04	Other	4,094	0	0
2.03	*Future Period Results*	0	0	0
2.04	*Minority Interest*	0	0	0
2.05	*Shareholders' Equity*	2,432,379	2,213,650	0
2.05.01	Paid-in Capital	2,278,704	2,085,977	0
2.05.02	Capital Reserves	91,695	91,695	0
2.05.03	Reappraisal Reserves	0	0	0
2.05.03.01	Own Assets	0	0	0
2.05.03.02	Controlled/Joint	0	0	0
2.05.04	Profits Reserve	61,980	5,818	0
2.05.04.01	Legal	8,521	381	0
2.05.04.02	Statutory	0	0	0
2.05.04.03	For Contingencies	0	0	0
2.05.04.04	From Profits Realizable	0	0	0
2.05.04.05	Retained Earnings	53,459	5,437	0
2.05.04.06	For Retained Dividends	0	0	0
2.05.04.07	Other Profits Reserve	0	0	0
2.05.05	Accumulated Income/Loss	0	30,160	0

CONSOLIDATED INCOME STATEMENT (in R$ thousands)

Code	Description	1/01/2000 to 3/31/2000	1/01/1999 to 12/31/1999	1/01/1998 to 12/31/1998
3.01	*Gross Revenue from Sales and/or Services Rendered*	1,123,729	752,389	0
3.01.01	Electrical Energy Furnishment	1,973	0	0
3.01.02	Electrical Energy Supply	850,408	531,828	0
3.01.03	Fuel Subsidy (CCC)	264,626	217,898	0
3.01.04	Other	6,722	2,663	0
3.02	*Gross Revenue Deductions*	(41,084)	(26,449)	0
3.02.01	Taxes and Social Contributions	(41,084)	(26,449)	0
3.03	*Net Income from Sales and/or Services Rendered*	1,082,645	725,940	0
3.04	*Cost of Goods and/or Services Rendered*	(632,315)	(438,551)	0
3.04.01	Personnel	(37,573)	(41,370)	0
3.04.02	Material	(9,865)	(8,203)	0
3.04.03	Third-party Services	(16,823)	(13,619)	0
3.04.04	Fuel for Electrical Energy Production (CCC)	(264,626)	(217,898)	0
3.04.05	Fuel for Electrical Energy Production	(5,007)	0	0
3.04.06	Electrical Energy Bought for Resale	(121,307)	0	0
3.04.07	Financial Compensation for Use of Water Resources	(15,010)	(16,739)	0
3.04.08	*Depreciation and Amortization*	(146,409)	(130,265)	0
3.04.09	Other	(15,695)	(10,457)	0
3.05	*Gross Result*	450,330	287,389	0
3.06	*Operating Expenses/Income*	(241,784)	(398,668)	0
3.06.01	With Sales	(7,974)	(3,334)	0
3.06.02	General and Administrative	(40,384)	(63,528)	0
3.06.02.01	Personnel	(27,863)	(40,091)	0
3.06.02.02	Employee Profit Sharing	0	(2,300)	0
3.06.02.03	Third-party Services	(9,042)	(8,643)	0
3.06.02.04	Rent	(1,015)	(1,599)	0
3.06.02.05	Operational Provision Constitution	(92,595)	(42,272)	0
3.06.02.06	Operational Provision Reversal	133,575	65,757	0
3.06.02.07	Inspection Fees	(2,924)	(2,350)	0
3.06.02.08	Other	(40,520)	(32,030)	0
3.06.03	Financial	(193,426)	(331,806)	0
3.06.03.01	Financial Income	23,678	15,453	0
3.06.03.01.01	Income from Investments	5,916	11,134	0
3.06.03.01.02	Monetary Variation	1,213	1,696	0
3.06.03.01.03	Other	16,549	2,623	0
3.06.03.02	Financial Expenses	(217,104)	(347,259)	0
3.06.03.02.01	Debt Duty	(116,626)	(104,239)	0
3.06.03.02.02	Duty on Taxes and Social Contributions	(8,993)	(11,753)	0
3.06.03.02.03	Monetary Variation without Financing	(55,030)	(208,444)	0
3.06.03.02.04	Monetary Variation - Other	(11,344)	(10,058)	0
3.06.03.02.05	Other	(25,111)	(12,765)	0
3.06.04	Other Operating Income	0	0	0
3.06.05	Other Operating Expenses	0	0	0
3.06.06	Equity Equivalence Result	0	0	0
3.07	*Operating Profit (Loss)*	208,546	(111,279)	0
3.08	*Non-Operating Profit (Loss)*	(377)	(2,243)	0
3.08.01	Revenue	212	378	0
3.08.02	Expenses	(589)	(2,621)	0
3.09	*EBIT*	208,169	(113,522)	0
3.10	*Income Tax and Social Contributions Provision*	(29,080)	0	0

3.11	*Deferred Income Tax*	(12,174)	40,937	0
3.12	*Statutory Equity/Contributions*	(4,114)	0	0
3.12.01	Equity	(4,114)	0	0
3.12.02	Contributions	0	0	0
3.13	*Reversal of Interest on Own Capital*	0	0	0
3.14	*Minority Interest*	0	0	0
3.15	*Profit (loss) in Period*	162,801	(72,585)	0
	NUMBER OF SHARES, EX-TREASURY (thousands)	603,845,254	539,091,216	539,091,216
	PROFIT PER SHARE	0.00027		0.00000
	LOSS PER SHARE		(0.00013)	

CONSOLIDATED RESOURCE ORIGINS AND DESTINATIONS (R$ thousands)

Code	Description	1/01/2000 to 1/01/1999	1/01/1999 to 12/31/1999	1/01/1998 to 12/31/1998
4.01	*Origin*	843,889	441,319	0
4.01.01	From Operating	371,886	236,862	0
4.01.01.01	Profit/Loss in Period	162,801	(72,585)	0
4.01.01.02	Amounts that do not influence Current Capital	209,085	309,447	0
4.01.01.02.01	Depreciation and Amortization	146,416	130,378	0
4.01.01.02.02	Long-term Interest	12,687	5,490	0
4.01.01.02.03	Long-term Monetary Variation	38,839	174,419	0
4.01.01.02.04	Premium Amortization	1,144	0	0
4.01.01.02.05	(Reversal) Net Long-term Provision	(3,687)	37,854	0
4.01.01.02.06	Fiscal Deferred Assets/Liabilities	13,265	(40,937)	0
4.01.01.02.07	Reduction in Fixed Assets	421	2,243	0
4.01.02	From Shareholders' Equity	192,727	0	0
4.01.02.01	Capital Integralization	192,727	0	0
4.01.03	From Third Parties	279,276	204,457	0
4.01.03.01	New Long-term Financing	243,593	153,778	0
4.01.03.02	Debentures	0	49,854	0
4.01.03.03	Long-term Assets transferred to Current	35,518	559	0
4.01.03.04	Other	165	266	0
4.02	*Investments*	1,400,857	426,075	0
4.02.01	Long-term	21,076	5,518	0
4.02.02	Financial investments	309,438	39,380	0
4.02.03	Property Acquisition and Deferred	303,622	165,468	0
4.02.04	Debt with Inflationary Effects due to Fixed Asset Appropriation	38,590	25,371	0
4.02.05	Anounced Dividends	136,799	0	0
4.02.06	Long-term Liabilities transferred to Current	258,328	190,338	0
4.02.07	*Reduction in Net Current Equity and New Investments*	333,004	0	0
4.03	*Increase/Decrease in Current Capital*	(556,968)	15,244	0
4.04	*Change in Current Assets*	139,021	(6,893)	0
4.04.01	Current Assets at Beginning of Period	145,491	152,384	0
4.04.02	Current Assets at End of Period	284,512	145,491	0
4.05	*Change in Current Liabilities*	695,989	(22,137)	0
4.05.01	Current Liabilities at Beginning of Period	300,136	322,273	0
4.05.02	Current Liabilities at End of Period	996,125	300,136	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19
4 - NIRE		
42300024384		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO
3 - CEP	4 - MUNICÍPIO			5 - UF
88015-110	FLORIANÓPOLIS			SC
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
48	221-7016	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
48	221-7015	-	-	
15 - E-MAIL				
mantuano@gerasul.com.br				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
MARC JACQUES ZELIE VERSTRAETE				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO
4 - CEP	5 - MUNICÍPIO			6 - UF
88015-110	FLORIANÓPOLIS			SC
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
48	221-7060	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
48	221-7002	-	-	
16 - E-MAIL				
marc@gerasul.com.br				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO	1 - DATA DE INÍCIO DO EXERCÍCIO SOCIAL	2 - DATA DE TÉRMINO DO EXERCÍCIO SOCIAL
1 - Último	01/01/2000	31/12/2000
2 - Penúltimo	01/01/1999	31/12/1999
3 - Antepenúltimo	01/01/1998	31/12/1998
4 - NOME/RAZÃO SOCIAL DO AUDITOR		5 - CÓDIGO CVM
DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES S/C		00385-9
6 - NOME DO RESPONSÁVEL TÉCNICO		7 - CPF DO RESP. TÉCNICO
MARCELO CAVALCANTI DE ALMEIDA		335.905.597-72

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 31/12/2000	2 31/12/1999	3 31/12/1998
Do Capital Integralizado			
1 - Ordinárias	464.052.075	454.100.459	454.100.459
2 - Preferenciais	139.793.179	84.990.757	84.990.757
3 - Total	603.845.254	539.091.216	539.091.216
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO Privada Nacional
4 - CÓDIGO ATIVIDADE 1990200 - Serviços de Eletricidade
5 - ATIVIDADE PRINCIPAL Geração e comercialização de energia elétrica
6 - TIPO DE CONSOLIDADO Total

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO

01.09 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
15/03/2001	[signature]

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/12/2000	4 - 31/12/1999	5 - 31/12/1998
1	Ativo Total	4.560.259	4.073.026	3.999.914
1.01	Ativo Circulante	253.335	121.693	145.763
1.01.01	Disponibilidades	15.416	790	589
1.01.02	Créditos	170.597	77.223	119.834
1.01.02.01	Consumidores e Concessionárias	143.288	64.960	60.394
1.01.02.02	Títulos e Valores Mobiliários	27.309	12.263	59.440
1.01.03	Estoques	5.285	4.767	5.487
1.01.04	Outros	62.037	38.913	19.853
1.01.04.01	Créditos da Cta. Cons. Combustível - CCC	22.221	20.872	12.288
1.01.04.02	Tributos e Contrib. Sociais a Recuperar	4.411	4.189	2.544
1.01.04.03	Alienações,Serv. Curso e Disp.Reembolsar	9.519	8.155	1.042
1.01.04.04	Créditos Fiscais Diferidos	2.922	0	0
1.01.04.05	Despesas Antecipadas	9.575	1.269	2.272
1.01.04.06	Outros	13.389	4.428	1.707
1.02	Ativo Realizável a Longo Prazo	265.672	289.735	253.997
1.02.01	Créditos Diversos	0	0	0
1.02.02	Créditos com Pessoas Ligadas	0	0	0
1.02.02.01	Com Coligadas	0	0	0
1.02.02.02	Com Controladas	0	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0	0
1.02.03	Outros	265.672	289.735	253.997
1.02.03.01	Concessões Licitadas	0	18.086	0
1.02.03.02	Concessões a Licitar	0	2.648	16.441
1.02.03.03	Depósitos Vinculados a Litígios	19.294	12.067	7.451
1.02.03.04	Títulos e Valores Mobiliários	7.911	0	0
1.02.03.05	Créditos Fiscais Diferidos	230.129	244.316	220.708
1.02.03.06	Tributos e Contrib. Sociais a Recuperar	5.107	9.830	6.609
1.02.03.07	Outros	3.231	2.788	2.788
1.03	Ativo Permanente	4.041.252	3.661.598	3.600.154
1.03.01	Investimentos	455.646	75.341	1.610
1.03.01.01	Participações em Coligadas	0	0	0
1.03.01.02	Participações em Controladas	433.378	58.366	0
1.03.01.03	Outros Investimentos	22.268	16.975	1.610
1.03.02	Imobilizado	3.583.121	3.583.166	3.598.544
1.03.03	Diferido	2.485	3.091	0

RUBRICADO PARA IDENTIFICAÇÃO
POR UM REPRESENTANTE DA
DELOITTE TOUCHE TOHMATSU
AUDITORES INDEPENDENTES
RIO DE JANEIRO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/12/2000	4 - 31/12/1999	5 - 31/12/1998
2	Passivo Total	4.560.259	4.073.026	3.999.914
2.01	*Passivo Circulante*	616.139	294.340	322.214
2.01.01	Empréstimos e Financiamentos	240.676	127.035	173.743
2.01.02	Debêntures	0	0	0
2.01.03	Fornecedores	81.684	33.065	19.160
2.01.04	Impostos, Taxas e Contribuições	27.728	31.695	33.161
2.01.04.01	Tributos e Contrib. Sociais Correntes	7.015	13.001	3.810
2.01.04.02	Tributos e Contrib. Sociais Parcelados	20.713	18.694	29.351
2.01.05	*Dividendos a Pagar*	136.799	0	1.812
2.01.06	Provisões	65.266	57.271	70.170
2.01.06.01	Obrigações Estimadas	65.266	57.271	56.156
2.01.06.02	Contingências Trabalhistas	0	0	14.014
2.01.07	Dividas com Pessoas Ligadas	42.923	16.230	0
2.01.08	Outros	21.063	29.044	24.168
2.01.08.01	Particip.Empregados Lucros ou Resultados	4.114	2.300	2.545
2.01.08.02	Reserva Global de Reversão	1.527	7.224	7.223
2.01.08.03	Compensação Financ.p/Utiliz.Rec.Hidricos	3.122	2.502	2.861
2.01.08.04	Concessionárias de Energia Elétrica	7.274	1.045	88
2.01.08.05	Outros	5.026	15.973	11.451
2.02	Passivo Exigivel a Longo Prazo	1.511.741	1.565.036	1.391.465
2.02.01	*Empréstimos e Financiamentos*	1.144.166	1.163.203	967.666
2.02.02	Debêntures	0	0	0
2.02.03	Provisões	244.176	269.625	253.201
2.02.03.01	Obrigações Estimadas	70.140	81.779	95.436
2.02.03.02	Contingências	174.036	187.846	157.765
2.02.04	Dividas com Pessoas Ligadas	0	0	0
2.02.05	Outros	123.399	132.208	170.598
2.02.05.01	Tributos e Contrib. Sociais Parcelados	62.794	75.701	97.493
2.02.05.02	Imposto de Renda Diferido	0	0	17.329
2.02.05.03	Obrigações Especiais	56.511	56.507	55.776
2.02.05.04	Outros	4.094	0	0
2.03	Resultados de Exercícios Futuros	0	0	0
2.05	*Patrimônio Líquido*	2.432.379	2.213.650	2.286.235
2.05.01	Capital Social Realizado	2.278.704	2.085.977	2.085.977
2.05.02	Reservas de Capital	91.695	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0	0
2.05.03.01	Ativos Próprios	0	0	0
2.05.03.02	Controladas/Coligadas	0	0	0
2.05.04	Reservas de Lucro	61.980	5.818	5.818
2.05.04.01	Legal	8.521	381	381
2.05.04.02	Estatutária	0	0	0

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/12/2000	4 -31/12/1999	5 -31/12/1998
2.05.04.03	Para Contingências	0	0	0
2.05.04.04	De Lucros a Realizar	0	0	0
2.05.04.05	Retenção de Lucros	53.459	5.437	5.437
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0	0
2.05.04.07	Outras Reservas de Lucro	0	0	0
2.05.05	Lucros/Prejuízos Acumulados	0	30.160	102.745

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1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2000 a 31/12/2000	4 - 01/01/1999 a 31/12/1999	5 - 01/01/1998 a 31/12/1998
3.01	Receita Bruta de Vendas e/ou Serviços	1.097.441	752.389	631.633
3.01.01	Fornecimento de Energia Elétrica	1.401	0	0
3.01.02	Suprimento de Energia Elétrica	824.692	531.828	491.881
3.01.03	Subvenção Combustível - CCC	264.626	217.898	139.337
3.01.04	Outras	6.722	2.663	415
3.02	Deduções da Receita Bruta	(40.124)	(26.449)	(24.857)
3.02.01	Impostos e Contribuições sobre a receita	(40.124)	(26.449)	(16.043)
3.02.02	Reserva Global de Reversão	0	0	(8.814)
3.03	Receita Líquida de Vendas e/ou Serviços	1.057.317	725.940	606.776
3.04	Custo de Bens e/ou Serviços Vendidos	(626.977)	(438.551)	(375.424)
3.04.01	Pessoal	(37.573)	(41.370)	(42.756)
3.04.02	Material	(9.865)	(8.203)	(7.275)
3.04.03	Serviço de Terceiro	(16.296)	(13.619)	(12.198)
3.04.04	Combustível p/Prod.Ener.Elétrica - CCC	(264.626)	(217.898)	(139.337)
3.04.05	Comb.p/Prod.Ener.Elétr.-CCC- s/Subvenção	(5.007)	0	0
3.04.06	Energia Elétrica Comprada p/Revenda	(121.307)	0	0
3.04.07	Compens.Financ. p/Utiliz.Rec. Hídricos	(14.292)	(16.739)	(18.773)
3.04.08	Depreciação / Amortização	(142.316)	(130.265)	(151.979)
3.04.09	Outras	(15.695)	(10.457)	(3.106)
3.05	Resultado Bruto	430.340	287.389	231.352
3.06	Despesas/Receitas Operacionais	(223.607)	(398.668)	(244.926)
3.06.01	Com Vendas	(7.974)	(3.334)	(1.111)
3.06.02	Gerais e Administrativas	(36.118)	(63.528)	(62.722)
3.06.02.01	Pessoal	(27.657)	(40.091)	(16.579)
3.06.02.02	Participação Empregados nos Resultados	0	(2.300)	0
3.06.02.03	Serviço de Terceiro	(8.885)	(8.643)	(2.557)
3.06.02.04	Aluguel	(989)	(1.599)	(1.297)
3.06.02.05	Constituição de Provisões Operacionais	(92.595)	(42.272)	(107.181)
3.06.02.06	Reversão de Provisões Operacionais	133.575	65.757	79.566
3.06.02.07	Taxa de Fiscalização	(2.865)	(2.350)	(2.350)
3.06.02.08	Outras	(36.702)	(32.030)	(12.324)
3.06.03	Financeiras	(183.104)	(331.806)	(181.093)
3.06.03.01	Receitas Financeiras	23.441	15.453	8.858
3.06.03.01.01	Rendas de Aplicações Financeiras	5.735	11.134	6.381
3.06.03.01.02	Variação Monetária	1.204	1.696	2
3.06.03.01.03	Outras	16.502	2.623	2.475
3.06.03.02	Despesas Financeiras	(206.545)	(347.259)	(189.951)
3.06.03.02.01	Encargos de Dívida	(109.565)	(104.239)	(94.009)
3.06.03.02.02	Encargos s/Tributos e Contrib.Sociais	(8.993)	(11.753)	(31.730)
3.06.03.02.03	Variação Monetária s/Empr.Financiamentos	(51.612)	(208.444)	(49.130)
3.06.03.02.04	Variação Monetária - Outras	(11.264)	(10.058)	(6.147)

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -01/01/2000 a 31/12/2000	4 -01/01/1999 a 31/12/1999	5 -01/01/1998 a 31/12/1998
3.06.03.02.05	Outras	(25.111)	(12.765)	(8.935)
3.06.04	Outras Receitas Operacionais	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0
3.06.06	*Resultado da Equivalência Patrimonial*	3.589	0	0
3.07	Resultado Operacional	206.733	(111.279)	(13.574)
3.08	Resultado Não Operacional	(420)	(2.243)	(9.399)
3.08.01	Receitas	169	378	59
3.08.02	Despesas	(589)	(2.621)	(9.458)
3.09	Resultado Antes Tributação/Participações	206.313	(113.522)	(22.973)
3.10	Provisão para IR e Contribuição Social	(28.133)	0	0
3.11	IR Diferido	(11.265)	40.937	27.232
3.12	Participações/Contribuições Estatutárias	(4.114)	0	(2.545)
3.12.01	Participações	(4.114)	0	(2.545)
3.12.02	Contribuições	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0
3.15	Lucro/Prejuízo do Exercício	162.801	(72.585)	1.714
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	603.845.254	539.091.216	539.091.216
	LUCRO POR AÇÃO	0,00027		0,00000
	PREJUÍZO POR AÇÃO		(0,00013)	

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

04.01 - DEMONSTRAÇÃO DAS ORIGENS E APLICAÇÕES DE RECURSOS (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2000 a 31/12/2000	4 - 01/01/1999 a 31/12/1999	5 - 01/01/1998 a 31/12/1998
4.01	Origens	744.796	391.465	261.213
4.01.01	Das Operações	365.421	236.862	200.403
4.01.01.01	Lucro/Prejuízo do Exercício	162.801	(72.585)	1.714
4.01.01.02	Vls. que não repr. mov. Cap. Circulante	202.620	309.447	198.689
4.01.01.02.01	Depreciação e Amortização	143.540	130.378	152.226
4.01.01.02.02	Juros de Longo Prazo	12.687	5.490	27.508
4.01.01.02.03	Variação Monetária de Longo Prazo	38.839	174.419	38.958
4.01.01.02.04	Resultado de Equivalência Patrimonial	(3.589)	0	0
4.01.01.02.05	Amortização de Ágio	1.144	0	0
4.01.01.02.06	(Reversão) Provisão de L. Prazo, Liquida	(3.687)	37.854	(6.293)
4.01.01.02.07	Ativos e Passivos Fiscais Diferidos	13.265	(40.937)	(23.110)
4.01.01.02.08	Baixas do Ativo Permanente	421	2.243	9.400
4.01.02	Dos Acionistas	192.727	0	0
4.01.02.01	Integralização de Capital	192.727	0	0
4.01.03	De Terceiros	186.648	154.603	60.810
4.01.03.01	Ingressos de Novos Financ.de Longo Prazo	153.430	153.778	56.304
4.01.03.02	Realizáveis L.Prazo Transf.p/Circulante	33.053	559	4.454
4.01.03.03	Outras	165	266	52
4.02	Aplicações	934.953	387.661	223.014
4.02.01	No Realizável a Longo Prazo	21.076	5.518	5.382
4.02.02	Em Investimentos	377.860	73.736	168
4.02.03	Na Aquis.Imob. e Aplicação no Diferido	124.539	96.742	49.074
4.02.04	Em Enc.Efeit.inflac.C.Prazo Apropr.Imob.	16.351	22.171	6.722
4.02.05	Em Dvidendos Propostos	136.799	0	1.812
4.02.06	Em Exigíveis L.Prazo Transf.p/Circulante	258.328	189.494	159.856
4.03	Acréscimo/Decréscimo no Cap. Circulante	(190.157)	3.804	38.199
4.04	Variação do Ativo Circulante	131.642	(24.070)	80.637
4.04.01	Ativo Circulante no Inicio do Exercicio	121.693	145.763	65.126
4.04.02	Ativo Circulante no Final do Exercicio	253.335	121.693	145.763
4.05	Variação do Passivo Circulante	321.799	(27.874)	42.438
4.05.01	Passivo Circulante no Inicio Exercício	294.340	322.214	279.776
4.05.02	Passivo Circulante no Final do Exercicio	616.139	294.340	322.214

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1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

05.01 - DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO DE 01/01/2000 A 31/12/2000 (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - CAPITAL SOCIAL	4 - RESERVAS DE CAPITAL	5 - RESERVAS DE REAVALIAÇÃO	6 - RESERVAS DE LUCRO	7 - LUCROS/PREJUÍZOS ACUMULADOS	8 - TOTAL PATRIMÔNIO LÍQUIDO
5.01	Saldo Inicial	2.085.977	91.695	0	5.818	30.160	2.213.650
5.02	Ajustes de Exercícios Anteriores	0	0	0	0	0	0
5.03	Aumento/Redução do Capital Social	193.907	0	0	0	0	193.907
5.04	Realização de Reservas	0	0	0	0	0	0
5.05	Ações em Tesouraria	0	0	0	0	0	0
5.06	Lucro/Prejuízo do Exercício	0	0	0	0	162.801	162.801
5.07	Destinações	0	0	0	56.162	(192.961)	(136.799)
5.07.01	Reserva Legal	0	0	0	8.140	(8.140)	0
5.07.02	Dividendos Propostos	0	0	0	0	(136.799)	(136.799)
5.07.03	Reserva de Retenção de Lucros	0	0	0	48.022	(48.022)	0
5.08	Outros	(1.180)	0	0	0	0	(1.180)
5.08.01	Capital a Integralizar	(1.180)	0	0	0	0	(1.180)
5.09	Saldo Final	2.278.704	91.695	0	61.980	0	2.432.379

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1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

05.02 - DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO DE 01/01/1999 A 31/12/1999 (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - CAPITAL SOCIAL	4 - RESERVAS DE CAPITAL	5 - RESERVAS DE REAVALIAÇÃO	6 - RESERVAS DE LUCRO	7 - LUCROS/PREJUÍZOS ACUMULADOS	8 - TOTAL PATRIMÔNIO LÍQUIDO
5.01	Saldo Inicial	2.085.977	91.695	0	5.818	102.745	2.286.235
5.02	Ajustes de Exercícios Anteriores	0	0	0	0	0	0
5.03	*Aumento/Redução do Capital Social*	0	0	0	0	0	0
5.04	Realização de Reservas	0	0	0	0	0	0
5.05	Ações em Tesouraria	0	0	0	0	0	0
5.06	Lucro/Prejuízo do Exercício	0	0	0	0	(72.585)	(72.585)
5.07	Destinações	0	0	0	0	0	0
5.08	Outros	0	0	0	0	0	0
5.09	Saldo Final	2.085.977	91.695	0	5.818	30.160	2.213.650

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

05.03 - DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO DE 01/01/1998 A 31/12/1998 (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - CAPITAL SOCIAL	4 - RESERVAS DE CAPITAL	5 - RESERVAS DE REAVALIAÇÃO	6 - RESERVAS DE LUCRO	7 - LUCROS/PREJUÍZOS ACUMULADOS	8 - TOTAL PATRIMÔNIO LÍQUIDO
5.01	Saldo Inicial	2.085.977	0	0	0	0	2.085.977
5.02	Ajustes de Exercícios Anteriores	0	0	0	0	102.745	102.745
5.03	Aumento/Redução do Capital Social	0	0	0	0	0	0
5.04	Realização de Reservas	0	91.695	0	0	0	91.695
5.05	Ações em Tesouraria	0	0	0	0	0	0
5.06	Lucro/Prejuízo do Exercício	0	0	0	0	7.630	7.630
5.07	Destinações	0	0	0	5.818	(7.630)	(1.812)
5.08	Outros	0	0	0	0	0	0
5.09	Saldo Final	2.085.977	91.695	0	5.818	102.745	2.286.235

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/12/2000	4 - 31/12/1999	5 - 31/12/1998
1	Ativo Total	5.179.873	4.215.421	0
1.01	Ativo Circulante	284.512	145.491	0
1.01.01	Disponibilidades	16.969	811	0
1.01.02	Créditos	199.494	100.781	0
1.01.02.01	Consumidores e Concessionárias	157.673	64.960	0
1.01.02.02	Titulos e Valores Mobiliários	41.821	35.821	0
1.01.03	Estoques	5.285	4.767	0
1.01.04	Outros	62.764	39.132	0
1.01.04.01	Créditos da Cta. Cons. Combustivel - CCC	22.221	20.872	0
1.01.04.02	Tributos e Contrib. Sociais a Recuperar	6.033	4.392	0
1.01.04.03	Alienações,Serv. Curso e Disp.Reembolsar	8.592	8.155	0
1.01.04.04	Créditos Fiscais Diferidos	3.831	0	0
1.01.04.05	Despesas Antecipadas	10.595	1.269	0
1.01.04.06	Outros	11.492	4.444	0
1.02	Ativo Realizável a Longo Prazo	265.734	289.735	0
1.02.01	Créditos Diversos	0	0	0
1.02.02	Créditos com Pessoas Ligadas	0	0	0
1.02.02.01	Com Coligadas	0	0	0
1.02.02.02	Com Controladas	0	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0	0
1.02.03	Outros	265.734	289.735	0
1.02.03.01	Concessões Licitadas	0	18.086	0
1.02.03.02	Concessões a Licitar	0	2.648	0
1.02.03.03	Depósitos Vinculados a Litigios	19.294	12.067	0
1.02.03.04	Titulos e Valores Mobiliários	7.911	0	0
1.02.03.05	Créditos Fiscais Diferidos	230.129	244.316	0
1.02.03.06	Tributos e Contrib. Sociais a Recuperar	5.107	9.830	0
1.02.03.07	Outros	3.293	2.788	0
1.03	Ativo Permanente	4.629.627	3.780.195	0
1.03.01	Investimentos	118.932	16.975	0
1.03.01.01	Participações em Coligadas	0	0	0
1.03.01.02	Participações em Controladas	96.664	3.213	0
1.03.01.03	Outros Investimentos	22.268	13.762	0
1.03.02	Imobilizado	4.482.338	3.757.675	0
1.03.03	Diferido	28.357	5.545	0

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/12/2000	4 - 31/12/1999	5 - 31/12/1998
2	Passivo Total	5.179.873	4.215.421	0
2.01	Passivo Circulante	996.125	300.136	0
2.01.01	Empréstimos e Financiamentos	591.713	127.035	0
2.01.02	Debêntures	2.186	2.114	0
2.01.02.01	Encargos de Debêntures	2.186	2.114	0
2.01.03	Fornecedores	105.509	36.724	0
2.01.04	Impostos, Taxas e Contribuições	30.549	31.718	0
2.01.04.01	Tributos e Contrib. Sociais Correntes	9.836	13.024	0
2.01.04.02	Tributos e Contrib. Sociais Parcelados	20.713	18.694	0
2.01.05	Dividendos a Pagar	136.799	0	0
2.01.06	Provisões	65.383	57.271	0
2.01.06.01	Obrigações Estimadas	65.383	57.271	0
2.01.07	Dividas com Pessoas Ligadas	42.923	16.230	0
2.01.08	Outros	21.063	29.044	0
2.01.08.01	Particip.Empregados Lucros ou Resultados	4.114	2.300	0
2.01.08.02	Reserva Global de Reversão	1.527	7.224	0
2.01.08.03	Compensação Financ.p/Utiliz.Rec.Hidricos	3.122	2.502	0
2.01.08.04	Concessionárias de Energia Elétrica	7.274	1.045	0
2.01.08.05	Outros	5.026	15.973	0
2.02	Passivo Exigivel a Longo Prazo	1.751.369	1.701.635	0
2.02.01	Empréstimos e Financiamentos	1.230.378	1.163.203	0
2.02.02	Debêntures	90.632	86.682	0
2.02.03	Provisões	244.176	269.625	0
2.02.03.01	Obrigações Estimadas	70.140	81.779	0
2.02.03.02	Contingências	174.036	187.846	0
2.02.04	Dividas com Pessoas Ligadas	0	0	0
2.02.05	Outros	186.183	182.125	0
2.02.05.01	Concessões a Pagar	62.784	49.917	0
2.02.05.02	Tributos e Contrib. Sociais Parcelados	62.794	75.701	0
2.02.05.03	Obrigações Especiais	56.511	56.507	0
2.02.05.04	Outros	4.094	0	0
2.03	Resultados de Exercicios Futuros	0	0	0
2.04	Participações Minoritárias	0	0	0
2.05	Patrimônio Liquido	2.432.379	2.213.650	0
2.05.01	Capital Social Realizado	2.278.704	2.085.977	0
2.05.02	Reservas de Capital	91.695	91.695	0
2.05.03	Reservas de Reavaliação	0	0	0
2.05.03.01	Ativos Próprios	0	0	0
2.05.03.02	Controladas/Coligadas	0	0	0
2.05.04	Reservas de Lucro	61.980	5.818	0
2.05.04.01	Legal	8.521	381	0

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/12/2000	4 -31/12/1999	5 -31/12/1998
2.05.04.02	Estatutária	0	0	0
2.05.04.03	Para Contingências	0	0	0
2.05.04.04	De Lucros a Realizar	0	0	0
2.05.04.05	Retenção de Lucros	53.459	5.437	0
2.05.04.06	Especial p/ Dividendos Não Distribuidos	0	0	0
2.05.04.07	Outras Reservas de Lucro	0	0	0
2.05.05	Lucros/Prejuizos Acumulados	0	30.160	0

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2000 a 31/12/2000	4 - 01/01/1999 a 31/12/1999	5 - 01/01/1998 a 31/12/1998
3.01	Receita Bruta de Vendas e/ou Serviços	1.123.729	752.389	0
3.01.01	Fornecimento de Energia Elétrica	1.973	0	0
3.01.02	Suprimento de Energia Elétrica	850.408	531.828	0
3.01.03	Subvenção Combustível - CCC	264.626	217.898	0
3.01.04	Outras	6.722	2.663	0
3.02	Deduções da Receita Bruta	(41.084)	(26.449)	0
3.02.01	Impostos e Contribuições sobre a receita	(41.084)	(26.449)	0
3.03	Receita Líquida de Vendas e/ou Serviços	1.082.645	725.940	0
3.04	Custo de Bens e/ou Serviços Vendidos	(632.315)	(438.551)	0
3.04.01	Pessoal	(37.573)	(41.370)	0
3.04.02	Material	(9.865)	(8.203)	0
3.04.03	Serviço de Terceiro	(16.823)	(13.619)	0
3.04.04	Combustível p/Prod.Ener.Elétrica - CCC	(264.626)	(217.898)	0
3.04.05	Comb.p/Prod.Ener.Elétr.s/Subvenção	(5.007)	0	0
3.04.06	Energia Elétrica Comprada p/Revenda	(121.307)	0	0
3.04.07	Compens.Financ.p/Utiliz.Rec. Hídricos	(15.010)	(16.739)	0
3.04.08	Depreciação / Amortização	(146.409)	(130.265)	0
3.04.09	Outras	(15.695)	(10.457)	0
3.05	Resultado Bruto	450.330	287.389	0
3.06	Despesas/Receitas Operacionais	(241.784)	(398.668)	0
3.06.01	Com Vendas	(7.974)	(3.334)	0
3.06.02	Gerais e Administrativas	(40.384)	(63.528)	0
3.06.02.01	Pessoal	(27.863)	(40.091)	0
3.06.02.02	Participação Empregados nos Resultados	0	(2.300)	0
3.06.02.03	Serviço de Terceiro	(9.042)	(8.643)	0
3.06.02.04	Aluguel	(1.015)	(1.599)	0
3.06.02.05	Constituição de Provisões Operacionais	(92.595)	(42.272)	0
3.06.02.06	Reversão de Provisões Operacionais	133.575	65.757	0
3.06.02.07	Taxa de Fiscalização	(2.924)	(2.350)	0
3.06.02.08	Outras	(40.520)	(32.030)	0
3.06.03	Financeiras	(193.426)	(331.806)	0
3.06.03.01	Receitas Financeiras	23.678	15.453	0
3.06.03.01.01	Rendas de Aplicações Financeiras	5.916	11.134	0
3.06.03.01.02	Variação Monetária	1.213	1.696	0
3.06.03.01.03	Outras	16.549	2.623	0
3.06.03.02	Despesas Financeiras	(217.104)	(347.259)	0
3.06.03.02.01	Encargos de Dívida	(116.626)	(104.239)	0
3.06.03.02.02	Encargos s/Tributos e Contrib.Sociais	(8.993)	(11.753)	0
3.06.03.02.03	Variação Monetária s/Empr.Financiamentos	(55.030)	(208.444)	0
3.06.03.02.04	Variação Monetária - Outras	(11.344)	(10.058)	0
3.06.03.02.05	Outras	(25.111)	(12.765)	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -01/01/2000 a 31/12/2000	4 -01/01/1999 a 31/12/1999	5 -01/01/1998 a 31/12/1998
3.06.04	Outras Receitas Operacionais	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	0	0	0
3.07	Resultado Operacional	208.546	(111.279)	0
3.08	Resultado Não Operacional	(377)	(2.243)	0
3.08.01	Receitas	212	378	0
3.08.02	Despesas	(589)	(2.621)	0
3.09	Resultado Antes Tributação/Participações	208.169	(113.522)	0
3.10	Provisão para IR e Contribuição Social	(29.080)	0	0
3.11	IR Diferido	(12.174)	40.937	0
3.12	Participações/Contribuições Estatutárias	(4.114)	0	0
3.12.01	Participações	(4.114)	0	0
3.12.02	Contribuições	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0
3.14	Participações Minoritárias	0	0	0
3.15	Lucro/Prejuízo do Exercício	162.801	(72.585)	0
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	603.845.254	539.091.216	539.091.216
	LUCRO POR AÇÃO	0,00027		0,00000
	PREJUÍZO POR AÇÃO		(0,00013)	

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

08.01 - DEMONSTRAÇÃO DAS ORIGENS E APLICAÇÕES DE RECURSOS CONSOLIDADAS (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2000 a 31/12/2000	4 - 01/01/1999 a 31/12/1999	5 - 01/01/1998 a 31/12/1998
4.01	Origens	843.889	441.319	0
4.01.01	Das Operações	371.886	236.862	0
4.01.01.01	Lucro/Prejuizo do Exercicio	162.801	(72.585)	0
4.01.01.02	Vls. que não repr. mov. Cap. Circulante	209.085	309.447	0
4.01.01.02.01	Depreciação e Amortização	146.416	130.378	0
4.01.01.02.02	Juros de Longo Prazo	12.687	5.490	0
4.01.01.02.03	Variação Monetária de Longo Prazo	38.839	174.419	0
4.01.01.02.04	Amortização de Ágio	1.144	0	0
4.01.01.02.05	(Reversão) Provisão de L.Prazo, Liquida	(3.687)	37.854	0
4.01.01.02.06	Ativos e Passivos Fiscais Diferidos	13.265	(40.937)	0
4.01.01.02.07	Baixas do Ativo Permanente	421	2.243	0
4.01.02	Dos Acionistas	192.727	0	0
4.01.02.01	Integralização de Capital	192.727	0	0
4.01.03	De Terceiros	279.276	204.457	0
4.01.03.01	Ingressos de Novos Financ.de Longo Prazo	243.593	153.778	0
4.01.03.02	Debêntures	0	49.854	0
4.01.03.03	Realizáveis L.Prazo Transf.p/Circulante	35.518	559	0
4.01.03.04	Outras	165	266	0
4.02	Aplicações	1.400.857	426.075	0
4.02.01	No Realizável a Longo Prazo	21.076	5.518	0
4.02.02	Em Investimentos	309.438	39.380	0
4.02.03	Na Aquis.de Imob.e Aplicação no Diferido	303.622	165.468	0
4.02.04	Em Enc.Efeit.Inflac.C.Prazo Apropr.Imob.	38.590	25.371	0
4.02.05	Em Dividendos Propostos	136.799	0	0
4.02.06	Em Exigíveis L.Prazo Transf.p/Circulante	258.328	190.338	0
4.02.07	Redução Capital Circ.Liq. Novos Invest.	333.004	0	0
4.03	Acréscimo/Decréscimo no Cap. Circulante	(556.968)	15.244	0
4.04	Variação do Ativo Circulante	139.021	(6.893)	0
4.04.01	Ativo Circulante no Inicio do Exercicio	145.491	152.384	0
4.04.02	Ativo Circulante no Final do Exercicio	284.512	145.491	0
4.05	Variação do Passivo Circulante	695.989	(22.137)	0
4.05.01	Passivo Circulante no Inicio Exercicio	300.136	322.273	0
4.05.02	Passivo Circulante no Final do Exercicio	996.125	300.136	0

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

PARECER DOS AUDITORES INDEPENDENTES

Ao Conselho de Administração e Acionistas da
Centrais Geradoras do Sul do Brasil S.A. - GERASUL
Florianópolis - SC

1. Examinamos os balanços patrimoniais da Centrais Geradoras do Sul do Brasil S.A. - GERASUL, controladora e consolidado, levantados em 31 de dezembro de 2000 e 1999, e as respectivas demonstrações do resultado, das mutações do patrimônio líquido e das origens e aplicações de recursos para os exercícios findos naquelas datas, elaborados sob a responsabilidade de sua administração. Nossa responsabilidade é a de expressar uma opinião sobre essas demonstrações financeiras. As demonstrações financeiras da controlada em conjunto Itá Energética S.A. – ITASA, consolidada na proporção da participação em seu capital social, foram examinadas por outros auditores independentes, que emitiram parecer sem ressalvas.

2. Nossos exames foram conduzidos de acordo com as normas brasileiras de auditoria e compreenderam: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume de transações e o sistema contábil e de controles internos da Companhia e de suas controladas; (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis divulgados; e (c) a avaliação das práticas e das estimativas contábeis mais representativas adotadas pela administração da Companhia e de suas controladas, bem como da apresentação das demonstrações financeiras tomadas em conjunto.

3. Em nossa opinião, as demonstrações financeiras referidas no parágrafo 1 representam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira da Centrais Geradoras do Sul do Brasil S.A. - GERASUL, controladora e consolidado, em 31 de dezembro de 2000 e 1999, e os resultados de suas operações, as mutações de seu patrimônio líquido e as origens e aplicações de seus recursos correspondentes aos exercícios findos naquelas datas, de acordo com as práticas de contabilidade emanadas da legislação societária brasileira.

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09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

4. Conforme descrito na nota explicativa nº 9-d, a Companhia possui construções em andamento referentes ao projeto Jacuí. A Companhia, cumprindo exigências do edital de privatização da GERASUL, oficializou junto à Agência Nacional de Energia Elétrica - ANEEL a sua decisão de permanência no empreendimento. Entretanto, a administração da Companhia ainda está em processo de negociação dos contratos originais com os antigos fornecedores do projeto; portanto, não há como garantir que os valores provisionados sejam suficientes para cobrir eventuais perdas quanto aos passivos contingentes com fornecedores e outros envolvidos no projeto.

5. Conforme descrito na nota explicativa nº 9-e, a Companhia, baseada em projeções de fluxo futuro de caixa descontado a valor presente, elaboradas internamente, avaliou que alguns ativos integrantes de seu parque gerador não serão recuperados pelas suas operações futuras, se considerados isoladamente. A administração da Companhia entende que estes ativos, no conjunto, produzirão fluxo de caixa futuro positivo.

6. Conforme descrito na nota explicativa 4, as transações de curto prazo realizadas no âmbito do Mercado Atacadista de Energia Elétrica – MAE, no período de setembro a dezembro de 2000, não foram disponibilizadas pela Administradora de Serviços do MAE, em razão do impasse surgido em torno da responsabilidade pelo pagamento dos suprimentos realizados para cobrir o atraso na operação da Usina Nuclear Angra II. Em razão disto, a área de comercialização da Companhia estimou, com base em informações internas, que o saldo líquido dessas transações seria ligeiramente favorável à GERASUL, razão pela qual a Administração, conservadoramente, decidiu por não registrá-lo. Posteriormente, a ANEEL encaminhou à Companhia os valores estimados para o resultado dessas transações, no montante de aproximadamente R$ 60 milhões, desfavorável à GERASUL, ressalvando seu caráter preliminar e que os mesmos não têm finalidade de liquidação, servindo apenas para fins de provisionamento. Em virtude da discrepância entre esses valores e a opinião da área técnica da Companhia, a Administração decidiu não provisioná-los por entender que os mesmos não refletem o justo valor das transações efetuadas.

Rio de Janeiro, 14 de março de 2001

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC-SP 11.609 S/RJ

MARCELO C. ALMEIDA
Contador
CRC/RJ 36.206-3 S/SC

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10.01 - RELATÓRIO DA ADMINISTRAÇÃO

RELATÓRIO ANUAL DA ADMINISTRAÇÃO - EXERCÍCIO SOCIAL DE 2000

Senhores acionistas,

A Administração da Centrais Geradoras do Sul do Brasil – Gerasul tem a satisfação de apresentar o Relatório Anual da Administração e as Demonstrações Financeiras relativas ao exercício de 2000, acompanhadas do parecer dos Auditores Independentes. Toda documentação relativa às contas ora apresentadas está à disposição dos senhores acionistas, aos quais a Diretoria Executiva sentir-se-á honrada em prestar os esclarecimentos adicionais necessários.

Apresentação

Para a Gerasul o ano de 2000 foi repleto de realizações. Representou sua retomada de crescimento, levando-a a uma posição de destaque no setor elétrico brasileiro, tanto por seu parque gerador, responsável por 6,9% da capacidade instalada no país, como pelo volume de investimentos na aquisição e implantação de novas unidades geradoras.

A aquisição de 48,75% do capital social da Itasa, empresa constituída com o objetivo de finalizar os investimentos na Usina Hidrelétrica Itá, aumentou sua participação no projeto de 39,50% para 68,99%.

A inauguração da Usina Hidrelétrica Itá, com capacidade instalada de 1.450 MW, marcou um novo tempo para o setor elétrico brasileiro. O empreendimento foi considerado, durante sua construção, a maior obra civil em execução na América do Sul, e a disponibilização de sua energia foi muito importante para o atendimento da demanda de eletricidade no País. Sua estrutura inovadora de financiamento, idealizada em parceria com o BNDES e utilizando-se do mercado de capitais local, abriu novas possibilidades para financiamento de projetos de infra-estrutura que necessitem recursos de longo prazo.

A construção da Usina Hidrelétrica Cana Brava, situada no estado de Goiás e com capacidade de geração de 450 MW, cuja concessão é detida pela Companhia Energética Meridional - CEM, controlada pela Gerasul, vem mantendo um ritmo acelerado e, no mês de outubro de 2000, foi efetuado o desvio do rio Tocantins, marco de grande importância antecipado em seis meses. Inovou-se também na estruturação do "*project finance*" de Cana Brava, com a participação do BNDES e BID – Banco Interamericano de Desenvolvimento, que teve neste projeto seu primeiro financiamento desta natureza ao setor elétrico brasileiro.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Também a construção da Usina Hidrelétrica Machadinho, localizada no Rio Pelotas, na qual a Gerasul possui participação de 16,94%, vem mantendo um ritmo de obras que pode resultar na antecipação de geração de energia em vários meses, em relação ao cronograma do empreendimento.

Com esses investimentos, a Companhia tem aumentado a oferta da energia elétrica necessária para o novo ciclo de crescimento que está ocorrendo no País, situando-a entre as empresas que mais aplicam recursos no setor, desde a sua privatização em setembro de 1998. Isto é motivo de orgulho para a Gerasul, e muito importante para os brasileiros, que podem contar com a Empresa para ajudar a impulsionar o desenvolvimento do País, num momento em que o crescimento do consumo de energia elétrica na Região Sul, no último ano, foi de 5,80%, e em termos nacionais, de 4,58%.

No exercício de 2000, a Companhia deu seu primeiro passo rumo ao mercado livre de energia elétrica, assinando seu primeiro contrato de venda com um consumidor final. Este fato tem um significado especial, pois simboliza a sua entrada no novo mercado, no qual, através de parceria, pode-se criar excelentes oportunidades para todos os envolvidos, resultando, ao final, em mais eficiência na cadeia produtiva. É também um forte sinal de que o novo modelo institucional do setor de energia elétrica será capaz de sustentar o ciclo de desenvolvimento que toda a sociedade está empenhada em construir, desde que criadas as condições indispensáveis de competitividade entre as empresas, através do processo de privatização e desverticalização estabelecido pelo Governo Federal.

A Companhia encerra o exercício com uma capacidade instalada de 4.599 MW, 23,66% de crescimento em relação ao final do ano anterior. Para o futuro, pretende ampliar a capacidade da Usina Hidrelétrica Salto Santiago, no Estado do Paraná, e da Termelétrica William Arjona, no Mato Grosso do Sul, além de iniciar novos investimentos dentre vários projetos em fase de análise de viabilidade.

Seus resultados no exercício demonstram uma clara vocação para o crescimento, indispensável para seu objetivo de manter-se como uma das maiores geradoras de energia elétrica no País. Para isso conta com os melhores parceiros do mercado, com a competência de seus executivos e com o empenho e a dedicação de seu corpo funcional, que muito tem contribuído para seu sucesso dentro de uma atuação de grande responsabilidade social e em plena sintonia com o desenvolvimento sustentável.

Maurício Stolle Bähr

Presidente do Conselho de Administração

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

I. A GERASUL E O MERCADO DE ENERGIA ELÉTRICA

O mercado brasileiro de energia elétrica movimenta cerca de 305.000 GWh, algo equivalente a US$ 10 bilhões por ano, e possui uma expectativa de crescimento da ordem de 5,0% anuais, o que impõe um grande desafio na busca de alternativas de suprimento. Maior produtora privada de energia elétrica do Brasil, com 4.599 MW de capacidade instalada e foco de atuação nas regiões de maior potencial de consumo, o Sul e o Sudeste do País, a Gerasul tem contribuído intensamente para prover a demanda por energia elétrica do mercado brasileiro, demonstrando sua confiança na desregulamentação do setor.

O esforço empreendido em 2000 para antecipar o início da operação das unidades geradoras da Usina Hidrelétrica Itá, num momento em que as condições de suprimento encontravam-se extremamente comprometidas pelos baixos níveis dos reservatórios, demonstra o comprometimento da Gerasul e de sua controladora, a Tractebel, com o desenvolvimento do País através de uma parceria duradoura com a sociedade brasileira.

Ação institucional

A parceria profícua entre empresa e sociedade e a viabilidade de novos investimentos dependem de um ambiente institucional consolidado, acompanhado por regras estáveis e transparentes de mercado. Para contribuir na consecução desses objetivos e na implantação de um livre mercado de energia elétrica, a Companhia tem participado ativamente nas diversas instituições que definem a trajetória do setor elétrico nacional, como o Mercado Atacadista de Energia (MAE), o Operador Nacional do Sistema Elétrico (ONS) e a Agência Nacional de Energia Elétrica (ANEEL).

O desafio da mudança

Atualmente, o mercado brasileiro de energia elétrica é regido pelos contratos iniciais, base do modelo de transição iniciado com o processo de privatização das grandes geradoras. Estes contratos serão reduzidos gradativamente a partir de 2003, à razão de 25,0% ao ano, até sua completa extinção a partir de janeiro de 2006. Com isso, consolidar-se-á um mercado atacadista, onde a energia elétrica poderá ser livremente contratada em montantes e preços pactuados. No mercado varejista, existe a possibilidade de que a partir de 2003 todos os consumidores em tensão primária (13,8 kV ou maior) poderão escolher livremente os seus fornecedores e, a partir de 2005, todos poderão se tornar consumidores livres.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

As relações comerciais no âmbito do Mercado Atacadista de Energia Elétrica - MAE contemplam dois tipos básicos de transações: os contratos bilaterais e o mercado *spot*. A liquidação dos contratos bilaterais é realizada diretamente entre as partes, considerando preços e condições acordados. Para cada agente, as diferenças entre a energia contratada e a efetivamente consumida ou alocada são liquidadas no mercado *spot* ao preço MAE. Para que essas transações aconteçam é necessário um conjunto de regras e um sofisticado sistema de controle, gerenciado pela Administradora de Serviços do MAE (ASMAE), no qual se faz a contabilização do mercado a partir do registro de contratos, produção e consumo, para a posterior liquidação.

Reestruturação interna

A abertura do mercado requer conhecimento aprofundado dos meios de produção, transporte e distribuição de energia elétrica, bem como administração de riscos, desenvolvimento de novos produtos, identificação de oportunidades de negócios e gerenciamento de contratos. A Companhia tem, através do desenvolvimento de seu corpo funcional e da busca de profissionais no mercado, desenvolvido um time capaz de atuar de forma ágil e integrada em cada uma destas áreas.

A busca da uma melhor estrutura interna para os novos desafios resultou numa adequação da estrutura da Diretoria Executiva e a criação de duas novas diretorias, uma de Controle e Análise de Riscos e outra de Comercialização e Negócios.

A atuação no mercado

A Companhia vem empreendendo ações para ampliar sua base de clientes. Isso não é tarefa fácil, particularmente no caso brasileiro, cujo sistema gerador é predominantemente de origem hidráulica e por isso requer um modelo de gestão dos recursos distinto dos padrões internacionais. Destaca-se a atuação mais incisiva na comercialização, o que passa por uma integração maior entre as áreas de produção, comercialização e desenvolvimento de novos negócios. Essa integração permite obter ganhos de produtividade, pela alocação eficiente das manutenções e redução das paradas por indisponibilidades forçadas das unidades geradoras. Também os novos projetos de geração e comercialização são avaliados criteriosamente para minimizar riscos, atingir custos aceitáveis e tornar competitivos os produtos da Companhia.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Integrada à comercialização de energia está a área de vendas, com a função de identificar potenciais clientes e suas necessidades. A Companhia deixou de oferecer apenas contratos de energia e potência associada e passou a trabalhar dentro de um conceito de soluções energéticas, oferecendo contratos "sob medida", que atendam as características de carga e consumo de cada cliente. A partir do mercado potencial, composto por distribuidoras e consumidores livres, a Companhia avalia a implantação de novos projetos, de modo a ampliar a sua participação no mercado e contribuir para o desenvolvimento sustentado da economia.

II. DESEMPENHO OPERACIONAL

No exercício de 2000, a Companhia expandiu sua produção de energia elétrica e alcançou um alto nível de desempenho operacional. Seus contratos foram integralmente cumpridos e a Companhia garantiu qualidade, confiabilidade e eficiência ao mercado.

O ambiente econômico

Depois de toda a instabilidade de 1999, a economia brasileira pôde finalmente retomar a trajetória de crescimento em 2000. A taxa de crescimento anual do Produto Interno Bruto (PIB) voltou a superar a marca dos 4%, ao passo que as taxas de inflação ficaram contidas dentro das metas estabelecidas pelas autoridades monetárias. Após meses seguidos de elevação, a taxa de desemprego registrada no final do ano ficou próxima dos 6%, o que não acontecia há três anos.

A aceleração da economia foi puxada por uma política monetária mais suave, que não ignorou, entretanto, os revezes da Argentina e os reflexos da economia norte-americana. As taxas de câmbio e a balança comercial foram as principais variáveis afetadas pela conjuntura externa. O País voltou a apresentar déficit na balança comercial, em grande parte provocado pela forte elevação dos preços do barril de petróleo no mercado internacional. Sem outra razão para sustentá-las, as taxas de câmbio se depreciaram novamente, eliminando a valorização apresentada no primeiro trimestre do ano.

O resultado do exercício

O desempenho econômico, analisado a partir da demonstração do resultado do exercício, mostra uma performance significativamente positiva em relação ao resultado obtido no exercício de 1999. Dois fatores principais contribuíram para a formação do lucro líquido apurado neste exercício, de R$ 162.801 mil:

- o incremento nas vendas de energia própria, decorrente principalmente da implementação da Usina Termelétrica William Arjona, no início do ano, e da entrada em operação da Usina Hidrelétrica Itá, no segundo semestre;

- a flutuação cambial média em níveis bastante inferiores à verificada no exercício de 1999, fazendo com que as despesas financeiras líquidas tivessem uma redução significativa.

Os principais indicadores (R$ mil)

Indicadores	2000	1999	%
Receitas operacionais líquidas	1.057.317	725.940	45,6
Ebitda	529.623	350.905	50,8
Resultado do serviço	386.248	220.527	75,1
Despesas financeiras líquidas	183.104	331.806	(44,8)
Lucro líquido (2000) / prejuízo (1999)	162.801	(72.585)	-
Ativos totais	4.560.259	4.073.026	11,9
Dívidas em moedas estrangeiras	776.059	660.478	17,5
Dívidas em moeda nacional	608.783	629.760	(3,3)
Patrimônio líquido	2.432.379	2.213.650	9,9

EBITDA

O EBITDA, índice que representa o lucro antes do resultado financeiro, impostos, depreciação e amortização, atingiu R$ 529.263 mil, ou seja, um crescimento de 50,8% em relação ao ano anterior (R$ 350.905 mil). O valor obtido neste exercício representa 50,1% das receitas operacionais líquidas, contra 48,3% obtidos no exercício anterior.

A distribuição de dividendos

A administração da Companhia submeterá à Assembléia Geral Ordinária a proposta de distribuição de dividendos no valor de R$ 136.799 mil, que corresponde a 88,4% do lucro líquido ajustado nos termos da Lei das Sociedades Anônimas.
No ano anterior, a administração, primando pela boa técnica contábil, reconheceu integralmente no resultado do exercício os efeitos da desvalorização do real. Este fato fez com que a Companhia apresentasse prejuízo econômico, impedindo a distribuição de dividendos.

O valor adicionado e sua distribuição

O valor adicionado bruto gerado no exercício de 2000 foi de R$ 664.721 mil, representando um crescimento de 35,0% em relação a 1999, cujo valor foi de R$ 492.279 mil. O resumo apresentado a seguir pode ser visto em detalhes no Anexo I às Demonstrações Financeiras:

	2000 (R$ mil)	%	1999 (R$ mil)	%
Valor adicionado líquido gerado	520.591		359.280	
Valor recebido em transferência	27.030		15.453	
	547.621	**100,00**	**374.733**	**100,00**
Distribuição do valor:				
Remuneração:				
Do trabalho	57.145	10,44	68.694	18,33
Do capital de terceiros	198.365	36,22	333.072	88,88
Do governo	129.310	23,61	45.552	12,16
Do capital próprio	162.801	29,73	(72.585)	(19,37)
	547.621	**100,00**	**374.733**	**100,00**

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

As participações societárias permanentes

A Companhia integralizou o montante de R$ 69,5 milhões no Capital Social da sua controlada, Companhia Energética Meridional – CEM, cujos recursos destinam-se à construção da Usina Hidrelétrica Cana Brava, no município de Minaçu, estado de Goiás. A participação da Gerasul no Capital Social da CEM é de 99,99 %.

Neste exercício a Gerasul adquiriu 104.288.067 ações ordinárias da Itá Energética S.A. – ITASA, de propriedade da Odebrecht Química S.A., com valor equivalente a R$ 128,9 milhões. Através da sua subsidiária Alpha Participações Ltda. a Companhia adquiriu 97.500.000 ações preferenciais da ITASA, no valor de R$ 151,03 milhões pertencentes à Eletrobrás. Com isso, a Gerasul passou a deter 48,75% do Capital Social da ITASA.

A Empresa no mercado de capitais

Os papéis da Gerasul tiveram, no exercício de 2000, um excelente desempenho na Bolsa de Valores de São Paulo (Bovespa). As ações do tipo ON valorizaram-se 60,65%, enquanto as do tipo PNB subiram 44,67%.

O consumo de energia no Brasil

O mercado de energia elétrica no País apresentou um crescimento de 4,58% em relação a 1999, comportamento abaixo do previsto para o ano. Nas regiões Sul, Sudeste e Centro-Oeste a evolução foi de 4,41%, levemente abaixo da média brasileira.
Na região Sul, vista isoladamente, verificou-se um crescimento de 5,80% no ano, percentual maior que o do crescimento apresentado pelo Produto Interno Bruto (PIB), de 4,2%. É o maior crescimento verificado no consumo de energia elétrica nesta região desde 1996.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Na tabela a seguir, apresenta-se a trajetória de crescimento anual do consumo de energia elétrica e do PIB nos últimos anos:

Fonte: Eletrobrás (SIESE) e Gazeta Mercantil.


Evolução do Consumo de Energia Elétrica e do PIB - Brasil
7,0
6,0
5,0
4,0
3,0
2,0
1,0
-
(1.0)
Percentual
1992 1993 1994 1995 1996 1997 1998 1999 2000
Ano
PIB
Consumo

O parque gerador

A capacidade instalada da Companhia em 31/12/2000 era de 4.599 MW, distribuídos em usinas hidrelétricas e termelétricas, conforme demonstrado a seguir:

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

UNIDADE DE PRODUÇÃO	TIPO	LOCALIZAÇÃO	CAPACIDADE NOMINAL (MW)
Salto Santiago	Hidrelétrica	Rio Iguaçu (PR)	1.420
Itá (parte da Gerasul)	Hidrelétrica	Rio Uruguai (SC e RS)	800 [1]
Santo Osório	Hidrelétrica	Rio Iguaçu (PR)	1.078
Passo Fundo	Hidrelétrica	Rio Passo Fundo (RS)	226
Total de Hidrelétricas			3.524
Complexo Jorge Lacerda	Termelétrica	Capivari de Baixo (SC)	857
William Arjona	Termelétrica	Campo Grande (MS)	80
Charqueadas	Termelétrica	Charqueadas (RS)	72
Alegrete	Termelétrica	Alegrete (RS)	66
Total de Termelétricas			1.075

(1) A capacidade instalada total da usina em dezembro/2000 é de 1.160 MW.

Adicionalmente, a Gerasul conta com 300 MW oriundos da interconexão com a Argentina, atingindo a capacidade de 4.899 MW.

Os clientes da Gerasul

Os principais clientes da Companhia são as empresas distribuidoras de energia elétrica situadas no sistema elétrico Sul, composto pelos estados do Mato Grosso do Sul, Paraná, Santa Catarina e Rio Grande do Sul, além de atender a região Sudeste, através da venda de energia elétrica à Furnas Centrais Elétricas S.A. Neste ano, a Companhia iniciou o atendimento a consumidores livres, com a assinatura de seu primeiro contrato. A Gerasul produziu no ano aproximadamente 5,80% de toda a energia requerida pelo sistema elétrico interligado do País.

A geração em 2000

A produção total de energia elétrica da Gerasul no ano de 2000 se manteve em nível próximo ao obtido em 1999. As usinas hidrelétricas apresentaram uma pequena redução na produção total de energia no ano, causada pela estiagem prolongada até o final da primeira quinzena de setembro, resultando em geração levemente abaixo dos valores assegurados.
Como a demanda de energia no sistema elétrico se manteve alta no decorrer do ano, as usinas termelétricas foram despachadas com fatores de capacidade elevados até o final da primeira quinzena de setembro, quando ocorreu a recuperação dos reservatórios. Neste ano as usinas térmicas alcançaram o recorde histórico de geração, com 5.716,75 GWh.

Em 2000 o fator de disponibilidade do conjunto das usinas da Companhia foi de 90,67%. As hidrelétricas tiveram uma disponibilidade de 91,44%, enquanto que nas termelétricas este fator chegou a 87,53%.

III. BALANÇO SOCIAL

Além de contribuir para o desenvolvimento do país através da geração de energia elétrica, a Gerasul reconhece a magnitude de sua responsabilidade social. Por isso, desenvolve ações que beneficiam não apenas seus colaboradores diretos, mas também os seus dependentes e a comunidade na qual a Companhia se insere.

Os recursos humanos

Valorização e reconhecimento são palavras chaves da política de pessoal da Companhia. De seus 830 colaboradores, altamente qualificados, 33% têm formação universitária, muitos dos quais com cursos de pós-graduação. Considerando os colaboradores e seus dependentes, a comunidade Gerasul somava, ao final de 2000, 2.438 pessoas.
O provimento de pessoal é pautado pelos critérios de competitividade, igualdade de oportunidades, qualificação e adequação dos candidatos ao perfil funcional e à cultura da Gerasul. Ao longo de 2000 foram admitidos 57 colaboradores, entre os quais 15 *trainees*, dentro de um programa chamado "Talentos para o Futuro".

A remuneração dos profissionais está ajustada aos valores praticados pelo mercado e é complementada com bonificações correspondentes ao desempenho efetivo em relação às metas previamente negociadas, através do programa de participação nos lucros e resultados.

Cada colaborador teve em média 77 horas de treinamento durante o exercício.

A preocupação com a segurança está presente em todos os processos da Empresa. Em conseqüência, houve uma sensível redução dos índices de freqüência e de gravidade dos acidentes: de 5,27 e 221, respectivamente, em 1999, para 1,95 e 19 em 2000.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

O Programa Gerasul de Qualidade de Vida (Geravida), lançado no exercício, atua como agente catalisador de um processo de mudança comportamental. Ele inclui, entre outras atividades, a melhoria da comunicação interna, lazer e integração social, atividades físicas e campanhas de saúde.

No ano de 2000, a Empresa investiu R$ 13,27 mil médios em cada colaborador através de auxílio à recuperação da saúde, seguro de vida em grupo, alimentação e fundação de previdência privada. Os benefícios concedidos pela Empresa representam, em média, 39% do salário nominal dos empregados.

Para difundir entre todos os colaboradores os valores éticos da Companhia foi divulgado internamente o Código de Ética do Grupo Tractebel. Ele expressa os valores cultivados pelo Grupo, e por seu intermédio, empresa e colaboradores assumem o compromisso de execução fiel dos contratos e obediência à lei, seja perante acionistas, clientes e fornecedores, seja diante da comunidade, do meio ambiente e de si mesmos.

As ações para a comunidade

O processo de integração com a comunidade faz parte da filosofia da Gerasul, e além de gerar mais de 760 empregos através de empresas de serviços contratadas em sua área de atuação, mantém programas de patrocínios e doações para entidades das comunidades onde está inserida, com destaque para:

- apoio à manutenção do Projeto Cidade da Criança, em Florianópolis - SC. Cerca de 3 mil menores carentes participam do projeto. No exercício foram doados R$ 120 mil, cuja aplicação contou com a participação da Empresa na gestão da entidade.
- doação de uma incubadora e outros equipamentos para compor o Banco de Leite do Hospital Nossa Senhora da Conceição, situado em Tubarão - SC. Com isso, a empresa ajudou a instituição a conquistar o título de "Hospital Amigo da Criança" junto ao Fundo das Nações Unidas para a Infância (UNICEF).
- doação de 35 microcomputadores e mobiliário a escolas e creches carentes.
- realização de estudos, em conjunto com os municípios, sobre aproveitamento turístico do uso dos reservatórios das usinas hidrelétricas.
- doação de dois automóveis utilitários e de uma lancha para a polícia ambiental de Santa Catarina.
- convênios com entidades de ensino em sua área de atuação, como o firmado com a Escola Municipal de Salto Osório, que oferece ensino pré-escolar e de 1ª a 4ª série para aproximadamente 200 crianças, através do repasse de recursos e do uso de instalações da Empresa.
- programa de visitas a suas usinas, atendendo principalmente alunos do 1° e 2° graus. Em 2000, foram registradas 35 mil visitas ao mirante da Usina Hidrelétrica Itá e 5 mil ao Complexo Termelétrico Jorge Lacerda.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

- iniciação profissional de jovens através de um programa de assistência e formação profissional de adolescentes carentes das comunidades de Capivari de Baixo e de Florianópolis. No exercício foram atendidos 35 menores.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

O Balanço Social

Bases de cálculo	Exercício de 2000 R$ mil	Exercício de 1999 R$ mil
Faturamento bruto	1.097.441	752.389
Resultado do Serviço	386.248	220.527
Folha de Pagamento Bruta	43.427	48.106

Nota: no exercício de 1999 a folha de pagamento inclui um programa de desligamento incentivado.

Indicadores laboriais	Valor R$ mil	% sobre folha de pagamento	% sobre o resultado do serviço	Valor R$ mil	% sobre folha de pagamento	% sobre o resultado do serviço
Alimentação	2.473	5,69	0,64	2.316	4,81	1,05
Encargos Sociais Compulsórios	14.367	33,08	3,71	13.703	28,49	6,22
Previdência Privada	6.627	15,26	1,71	6.159	12,80	2,79
Previdência Privada - Conversão Aposentadoria Especial em Aposentadoria por Tempo de Serviço	24.431	56,26	6,32	22.254	46,26	10,10
Saúde	2.344	5,40	0,60	3.273	6,80	1,48
Educação	1.096	2,52	0,28	835	1,74	0,38
Participação nos Lucros ou Resultados	4.114	9,47	1,06	0	0	0
Outros Benefícios	1.305	3,01	0,33	999	2,08	0,45
TOTAL	**58.523**	**134,76**	**15,15**	**51.839**	**107,76**	**23,51**

Indicadores sociais	Valor R$ mil	% sobre folha de pagamento	% sobre o resultado do serviço	Valor R$ mil	% sobre folha de pagamento	% sobre o resultado do serviço
Impostos (excluídos encargos sociais)	41.588	95,77	10,76	28.181	58,58	12,78
Contribuição p/a Sociedade/Invest. na Cidadania	483	1,11	0,12	321	0,67	0,14
Investimentos em Meio Ambiente	8.876	20,44	2,29	8.822	18,34	4,00
TOTAL	**50.947**	**117,32**	**13,19**	**37.324**	**77,59**	**16,92**

Indicadores do corpo funcional	Quantidade	Quantidade
Nº de empregados no final do exercício	830	828
Nº de admissões durante o exercício	57	9
Nº de estagiários durante o exercício	59	42

IV. BALANÇO AMBIENTAL

Todas as atividades de construção de usinas e de geração de energia elétrica da Gerasul estão devidamente regularizadas junto aos órgãos licenciadores ambientais. Entretanto, a preocupação da Companhia com o meio ambiente vai além do cumprimento das obrigações legais, fazendo da preservação dos recursos naturais, do respeito e da valorização do ser humano componentes centrais de sua filosofia empresarial, de desenvolvimento sustentável.

Para difundir entre todos os colaboradores o empenho com a preservação e a gestão ambiental, a Companhia lançou uma Carta do Meio Ambiente, que expressa e mantém presentes estes princípios entre todos os que trabalham com a empresa. Também é desenvolvido um trabalho junto à comunidade, principalmente entre alunos de 1° e 2° graus, através de folders e cartilhas distribuídas em parceria com secretarias municipais de educação, incentivando o cuidado com o meio ambiente.

A gestão nas termelétricas

A Companhia desenvolve um programa de monitoramento sistemático das emissões atmosféricas e líquidas, assim como o impacto dessas emissões na qualidade do ar e dos cursos d'água na área de influência das usinas termelétricas de Jorge Lacerda (SC), Charqueadas (RS), William Arjona (MS) e Alegrete (RS). Os relatórios são enviados periodicamente aos órgãos ambientais e prefeituras locais. Destacam-se no exercício as seguintes ações:

- Efetuado convênio com a Universidade do Sul de Santa Catarina (Unisul), de Tubarão, para monitoramento de metais pesados em todos os efluentes líquidos do Complexo Jorge Lacerda e a identificação do percentual de contribuição das usinas na concentração de poeira no ar. Foi iniciado ainda um trabalho de avaliação da qualidade do ar através de bioindicadores, como a presença de liquens nas árvores, na área do Complexo Jorge Lacerda.
- Efetuado convênio com a Fundação de Ciência e Tecnologia (CIENTEC) para desenvolver um processo de dessulfurização de gases, através da injeção de calcário nas caldeiras da Usina Termelétrica Charqueadas (RS). Trata-se de um trabalho pioneiro no Brasil, com tecnologia sendo aplicada fora dos laboratórios, em escala industrial, e que poderá reduzir a emissão de gases de enxofre.
- Utilização das cinzas pesadas, provenientes da queima do carvão, na recuperação de áreas em Capivari de Baixo (SC) e Charqueadas (RS), totalizando 2,4km² em 2000. Já as cinzas leves, produzidas no parque termelétrico da empresa, são 100% destinadas à indústria de cimentos.
- Manutenção de convênios com instituições de pesquisas relativos ao uso das cinzas. Na Universidade Federal de Santa Catarina (UFSC) pesquisa-se a utilização das cinzas úmidas na indústria da construção civil, substituindo o cimento na fabricação de tijolos e argamassas. Na

Universidade Federal do Rio Grande do Sul (UFRS), estuda-se a viabilidade de utilizar as cinzas úmidas na fabricação de revestimentos cerâmicos.

- Operação do novo sistema de transporte de cinzas na usina de Charqueadas (RS) no mês de abril. Uma modificação no transporte hidráulico resultou na redução em dez vezes do volume de água utilizado: o uso e emissão de 550m³/h de água reduziu-se para 55m³/h. O sistema opera em circuito fechado, evitando o lançamento de rejeitos na natureza.
- Em convênio com a Universidade Federal de Santa Maria (UFSM), deu-se início à avaliação do impacto do barramento do rio Ibirapuitã, construído na década de 60 junto à Usina Termelétrica Alegrete (RS), na flora e na fauna aquática da região. O projeto prevê o plantio de 1,6 mil mudas nativas.

A gestão nas hidrelétricas

A Gerasul mantém convênios com instituições de pesquisa e assistência técnica para a execução do monitoramento ambiental dos lagos das usinas hidrelétricas em atividade e suas áreas adjacentes. Destacam-se no exercício as seguintes ações:

- Pesquisas realizadas no lago da Usina Hidrelétrica Passo Fundo (RS) revelaram a existência de uma espécie de peixe, o *Hemiancistrus chlorostictum*, um tipo de cascudo até então desconhecido pela ciência. Outras 45 espécies habitam o lago. O trabalho integra o Projeto Ictio, do Laboratório de Ictiologia do Museu de Ciências e Tecnologia da Pontifícia Universidade Católica do Rio Grande do Sul (PUC RS), que em convênio com a Gerasul faz pesquisas no reservatório, com ênfase na qualidade da água e fauna local.
- Em convênio com a EMATER/RS foram desenvolvidas atividades de conservação dos recursos naturais nas áreas próximas ao reservatório da Usina Hidrelétrica Passo Fundo. A ênfase recaiu nas atividades de fomento agropecuário, conservação do solo, saneamento rural e monitoramento dos recursos hídricos da usina.
- Renovados os convênios com o Instituto Ambiental do Paraná (IAP) e Polícia Ambiental do Paraná, para acompanhamento e avaliação da qualidade da água, da fauna aquática e o policiamento ambiental nas Usinas Hidrelétricas Salto Osório e Salto Santiago (PR).
- Produção de mais de 500 mil mudas ao ano para a revegetação das margens dos rios e enriquecimento das faixas ciliares dos reservatórios.

A gestão de obras

As usinas que estão em fase de obras possuem Projeto Básico Ambiental (PBA) específico, que atende a preservação, o respeito e a qualidade de todos os recursos, naturais e humanos.

As ações em Itá

O Plano Básico Ambiental - PBA da Usina Hidrelétrica Itá envolveu 35 projetos sócio-ambientais na área de influência do reservatório. No final de 2000, o avanço destes projetos atingiu o percentual de 96%. Destacam-se as seguintes ações:

• A operação de resgate da fauna feita durante o enchimento do reservatório de 14,1 mil hectares de área, alcançou 5,6 mil animais.

• O monitoramento da ictiofauna garantiu a preservação dos peixes à jusante da barragem. Para tanto, mantiveram-se vazões superiores às mínimas exigidas nas leis ambientais vigentes.

• O salvamento da flora permitiu, durante a fase de desmatamento, a coleta de mudas e sementes de árvores nativas que estão sendo plantadas na faixa de vegetação ciliar e para a recomposição das áreas da obra.

• A qualidade da água foi monitorada, tanto no que diz respeito ao reservatório como às águas subterrâneas, garantindo as características anteriores ao enchimento do lago.

• O reassentamento da população rural atingida, abrangendo 869 famílias, foi concluído em 2000, com atendimento de todos os processos previstos e assistência técnica aos reassentados.

Os programas em Cana Brava

O Plano Básico Ambiental - PBA da Usina Hidrelétrica Cana Brava (GO), vinculada à concessão outorgada a Companhia Energética Meridional – CEM, se compõe por 20 programas de cunho sócio-ambiental. Entre as principais ações de 2000, figuram:

• O desvio do Rio Tocantins e o resgate da ictiofauna.

• O início da revegetação das áreas degradadas por jazidas de extração de argila, usando sementes de espécies vegetais nativas previamente coletadas.

• O monitoramento da fauna silvestre, da ictiofauna e da qualidade da água, para recenseamento de espécies, além da importação dos equipamentos para monitoramento hidrológico e sismológico.

Os avanços em Machadinho

Os projetos sócio-ambientais alcançaram um progresso físico médio de 75%. A recuperação físico-ambiental da área atingida e o programa de preservação do patrimônio histórico, cultural, paisagístico e arqueológico estão, respectivamente, 76% e 74% concluídos. Destacam-se as seguintes ações:

• Mais da metade dos trabalhos de limpeza da área do futuro reservatório foram realizados, com acompanhamento de técnicos em conservação da flora e fauna.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

• 1,5 milhão de sementes de espécies nativas foram coletadas e iniciou-se a operação de salvamento de animais silvestres, relocando-os para áreas florestais acima da cota de inundação.

V – INVESTIMENTOS

A expansão dos negócios da Gerasul na área de geração de energia elétrica avançou com peculiar firmeza ao longo de 2000. Ela se faz mensurável no volume de investimentos realizados, na antecipação dos cronogramas de motorização das usinas em implantação, na presença em novos leilões de concessão oferecidos pela ANEEL e na participação em processos de vendas de ativos.

Os empreendimentos em construção

A construção de unidades geradoras, incluindo Cana Brava, consumiu inversões da ordem de R$ 309 milhões ao longo do ano, com um considerável crescimento em relação aos volumes investidos em 1999 e 1998, quando os desembolsos, em valores contábeis, somaram R$ 173,9 milhões e R$ 43,8 milhões, respectivamente.

• **UHE Itá** – Foi consolidada em 2000 a motorização da usina Itá, que possui capacidade instalada de 1.450MW, está localizada no Rio Uruguai e envolve investimentos totais da ordem de US$ 1,2 bilhão.
A primeira das cinco máquinas entrou em operação na data programada, em 01/07/2000, permitindo à Companhia honrar seus compromissos dos contratos iniciais. A partir de então, houve sucessivas antecipações no cronograma de motorização: a operação comercial da segunda máquina foi antecipada em 30 dias, a da terceira em 90 dias e a da quarta em 160 dias. A quinta e última máquina tem previsão de acionamento para fevereiro de 2001. Em termos gerais, Itá fechou o ano com 99,6% das obras civis e da montagem eletromecânica realizados. A agilização no cronograma possibilitou que a empresa aumentasse sua receita, explorando variadas oportunidades de venda.

• **UHE Machadinho** – Com potência total instalada de 1.140MW e um investimento da ordem de R$ 798 milhões, a preços de setembro de 1998. O inicio da operação comercial de Machadinho está previsto para abril de 2002. Situada no Rio Pelotas, sua construção é feita em consórcio, com 16,94% de participação da Gerasul.
Em dezembro foram relocadas as últimas famílias e liberadas as propriedades remanescentes para o enchimento do reservatório desta usina, que está previsto para setembro de 2001. Ao final de 2000, o empreendimento apresentou um avanço de 75%, com o cumprimento de 75% dos projetos ambientais, 82,8% das obras civis e 34% da montagem eletromecânica. Também em dezembro, foi emitida a Licença Ambiental Prévia para implantação da linha de transmissão.

• **UTE William Arjona** – Foi efetuada a seleção do terceiro turbogerador de 40MW para esta usina situada em Campo Grande (MS). O equipamento tem sua operação prevista para abril de 2001, elevando a potência instalada total para 120MW. Em novembro foi assinado com a MSGás o contrato para fornecimento de gás natural para substituição do uso do diesel nas unidades geradoras, a partir de abril de 2001. A expansão desta usina, cujo processo de compra foi concluído

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

em fevereiro de 2000, atende ao compromisso de garantia de abastecimento energético do Mato Grosso do Sul, conforme previsto no Edital de Privatização da Companhia.

- **UTE Jacuí** – A central termelétrica a carvão de Jacuí, com potência instalada de 350 MW e localizada em Charqueadas (RS), foi paralisada em 1991 com aproximadamente 40% da obra física realizados e 100% dos equipamentos importados armazenados no local, além de 60% dos equipamentos de origem nacional.

Em 2000, desenvolveram-se ações para subsidiar a Companhia nas decisões relativas à conclusão do empreendimento. Aperfeiçoou-se o projeto, definiram-se as características do contrato de empreitada global de conclusão da obra, deu-se continuidade ao licenciamento ambiental com a elaboração do EIA-RIMA e a realização de audiência pública, e foi equacionado o suprimento de combustível. Em outubro, a ANEEL deu indicações sobre o Valor Normativo (referência para a tarifa a ser praticada pelas concessionárias distribuidoras) para os primeiros anos de operação da central, permitindo o início das negociações dos contratos da venda de energia.

- **UHE Cana Brava** – Usina em construção no médio Tocantins, no estado de Goiás, através da Companhia Energética Meridional – CEM, controlada pela Gerasul. Possui 450 MW de capacidade instalada e investimento total da ordem de R$ 530 milhões, a preços de abril de 1998, dos quais 70% financiados pelo BID - Banco Interamericano de Desenvolvimento e pelo BNDES.

As obras seguiram em ritmo acelerado, com 50% das obras civis executadas e 33% do fornecimento e montagem eletromecânica de equipamentos concluídos. Destacam-se como principais eventos ocorridos: o desvio do rio, realizado em outubro; a conclusão da escavação do leito do rio e a descida do pré-distribuidor da unidade 1 no poço, ocorridos em dezembro. As datas em que estes eventos ocorreram representam uma antecipação de seis meses em relação ao previsto no cronograma original das obras e redução dos riscos hidrológico e geológico respectivamente sobre o empreendimento. Foi apresentada, pelo Consórcio Cana Brava, proposta para antecipação da geração comercial em dois meses, passando o início da operação da unidade 1 de outubro para agosto de 2002, com perspectivas de antecipação de faturamento da ordem de R$ 25.000 mil

A integração da usina à malha de transmissão será feita na subestação de Serra da Mesa, através de uma linha de 58km, cuja licença ambiental de instalação foi concedida em dezembro de 2000. Ao final do ano, já haviam sido adquiridas 20% das propriedades a serem atingidas pelo reservatório.

VI - AGRADECIMENTOS

Registramos nossos agradecimentos aos clientes, acionistas, fornecedores e financiadores pelo apoio e confiança depositados, e em especial aos nossos colaboradores, por sua dedicação e empenho que muito contribuíram para os resultados da Companhia.

Florianópolis (SC), 15 de março de 2001

A Administração

11.01 - NOTAS EXPLICATIVAS

ANEXO I – DEMONSTRAÇÕES DO VALOR ADICIONADO DOS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO
(em milhares de reais)

	Controladora				Consolidado	
	2000		1999		2000	
	R$ mil	%	R$ mil	%	R$ mil	%
1 – GERAÇÃO DO VALOR						
Receitas de vendas, serviços e outras	832.815		534.491		859.103	
Subvenção de combustível – CCC	264.626		217.898		264.626	
Receitas não operacionais	169		378		212	
(-) Insumos						
Materiais	(10.526)		(8.867)		(10.526)	
Serviços de terceiros	(25.407)		(22.262)		(26.091)	
Combustível p/produção de energia - CCC	(264.626)		(217.898)		(264.626)	
Combustível p/produção sem subvenção	(5.007)		-		(5.007)	
Energia elétrica comprada para revenda	(121.307)		-		(121.307)	
Seguros	(2.626)		(2.176)		(3.364)	
Outros	(3.390)		(9.285)		(7.598)	
	(432.889)		(260.488)		(438.519)	
2 – VALOR ADICIONADO BRUTO	**664.721**		**492.279**		**685.422**	
Depreciação, amortização e baixas	(144.130)		(132.999)		(147.005)	
3 – VALOR ADICIONADO LÍQ. GERADO	**520.591**		**359.280**		**538.417**	
4 – VALOR ADICIONADO REC.EM TRANSF.						
Receitas financeiras	23.441		15.453		23.678	
Resultado da equivalência patrimonial	3.589		-		-	-
5 – VALOR ADICIONADO A DISTRIBUIR	**547.621**	100,00	**374.733**	100,00	**562.095**	100,00
6 – DISTRIB. DO VALOR ADICIONADO						
Remuneração:						
Do trabalho						
Remuneração e encargos trabalhistas	41.223	7,53	53.942	14,40	41.395	7,37
Benefícios	11.808	2,16	12.452	3,32	11.808	2,10
Participação	4.114	0,75	2.300	0,61	4.114	0,73
	57.145	**10,44**	**68.694**	**18,33**	**57.317**	**10,20**
Do capital de terceiros						
Encargos e variações monetárias	172.441	31,48	319.107	85,15	183.034	32,57
Outras despesas financeiras	24.251	4,43	12.273	3,28	24.251	4,31
Aluguéis	1.673	0,31	1.692	0,45	1.699	0,30
	198.365	**36,22**	**333.072**	**88,88**	**208.984**	**37,18**
Do governo						
Impostos, taxas e contribuições	63.365	11,57	58.895	15,72	64.415	11,46
Encargos setoriais	26.547	4,85	27.594	7,36	27.324	4,86
Imposto de renda e contribuição social	39.398	7,19	(40.937)	(10,92)	41.254	7,34
	129.310	**23,61**	**45.552**	**12,16**	**132.993**	**23,66**
Do capital próprio						
Reserva legal	8.140	1,49	-	-	8.140	1,45
Dividendos	136.799	24,98	-	-	136.799	24,33
Lucro retido	17.862	3,26	-	-	17.862	3,18
Prejuízo do exercício	-	-	(72.585)	(19,37)	-	-

	162.801	29,73	(72.585)	(19,37)	162.801	28,96
TOTAL	547.621	100,00	374.733	100,00	562.095	100,00

CENTRAIS GERADORAS DO SUL DO BRASIL S.A. - GERASUL

CNPJ Nº 02.474.103/0001-19

Companhia Aberta

NOTAS EXPLICATIVAS ÀS DEMONSTRAÇÕES FINANCEIRAS

EM 31 DE DEZEMBRO DE 2000 e 1999

(em milhares de reais)

NOTA 1 - CONTEXTO OPERACIONAL

A Centrais Geradoras do Sul do Brasil S.A. - GERASUL, concessionária de uso de bem público, na condição de produtor independente, com sede em Florianópolis - SC, tem como atividade a geração e comercialização de energia elétrica.

Sua capacidade instalada é de 4.599 MW, dos quais 76,63% em usinas hidrelétricas e 23,37% em termelétricas, compostos pelo seguinte parque gerador em operação: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UHE Itá (RS/SC), UTE Charqueadas (RS), UTE Alegrete (RS), UTE William Arjona (MS) e Complexo Termelétrico Jorge Lacerda (SC).

O controle acionário da Companhia pertence à Tractebel Sul Ltda., empresa constituída no Brasil sob o controle da Tractebel Socièté Anonyme, com sede em Bruxelas, Bélgica.

A Companhia detém, desde maio de 1999, o controle acionário da Companhia Energética Meridional – CEM, correspondente a 99,99% das ações representativas do capital social. A CEM é detentora de concessão para construir e operar a usina hidrelétrica Cana Brava, localizada no rio Tocantins, Estado de Goiás, cujas características estão descritas na Nota 8-b.

Em junho de 2000 a Companhia adquiriu 48,75% do capital votante da empresa Itá Energética S.A. – ITASA, uma *SPC – Special Purpose Company* constituída para construir e explorar, em parceria, através de consórcio, a usina hidrelétrica Itá, localizada no Rio Uruguai, na divisa dos Estados de Santa Catarina e Rio Grande do Sul. As principais características da ITASA e do empreendimento estão descritas na Nota 8-b .

11.01 - NOTAS EXPLICATIVAS

Participa, ainda, com 99,99% do capital social da empresa Alpha Participações Ltda., constituída em 16 de outubro de 2000, cujas operações estão descritas na Nota 8-b.

NOTA 2 - APRESENTAÇÃO DAS DEMONSTRAÇÕES FINANCEIRAS

Todos os valores apresentados (textos e tabelas) nas demonstrações financeiras e nas Notas Explicativas, exceto as informações de dividendos por ação, estão expressos em Reais mil.

A Companhia está apresentando, no Anexo I às Notas Explicativas, a demonstração do valor adicionado.

Demonstrações financeiras da Controladora

As demonstrações financeiras foram elaboradas de acordo com a legislação societária brasileira, com as normas da Agência Nacional de Energia Elétrica – ANEEL e com os atos normativos da Comissão de Valores Mobiliários – CVM.

Demonstrações financeiras consolidadas

As demonstrações financeiras consolidadas foram elaboradas de acordo com os princípios e práticas de consolidação previstos na legislação societária brasileira e na Instrução nº 247/96, com as alterações introduzidas pela Instrução nº 285/98, da Comissão de Valores Mobiliários – CVM, abrangendo o balanço patrimonial, a demonstração do resultado do exercício e a demonstração das origens e aplicações de recursos da controladora e de suas controladas, Companhia Energética Meridional – CEM, Itá Energética S.A. - ITASA e Alpha Participações Ltda..

Detalhamento em Notas Explicativas

Objetivando propiciar maior clareza na apresentação dos detalhamentos de saldos patrimoniais em Notas Explicativas, as contas ativas e passivas não existentes nas controladas estão sendo apresentadas exclusivamente sob o título "Controladora", cujos valores são idênticos aos saldos consolidados.

NOTA 3 – SUMÁRIO DAS PRINCIPAIS PRÁTICAS CONTÁBEIS

Reconhecimento dos efeitos inflacionários

Estão refletidos somente os efeitos das variações monetárias sobre ativos e passivos indexados em função de disposições legais e contratuais. Em conformidade com as disposições da Lei nº 9.249, de 26.12.1995, a partir de janeiro de 1996 foi extinta a sistemática de correção monetária. Desta forma, os valores correspondentes ao ativo permanente, patrimônio líquido e obrigações especiais estão corrigidos somente até 31.12.1995.

11.01 - NOTAS EXPLICATIVAS

Critérios gerais de avaliação

a) Resultado do período

As receitas e despesas estão registradas com observância do regime de competência dos exercícios.

b) Ativos circulante e realizável a longo prazo

Os materiais em estoque no almoxarifado estão registrados ao custo médio ponderado, que não excede o valor de mercado;

os títulos e valores mobiliários estão registrados ao custo acrescido dos rendimentos auferidos até a data do balanço, cujos valores contábeis não excedem os preços médios de mercado;

os ativos indexados estão atualizados até a data do balanço.

c) Permanente

Os investimentos em participações societárias são avaliados pelo método da equivalência patrimonial e os demais investimentos estão ao custo de aquisição, que não excede o valor de mercado.

O imobilizado está registrado ao custo de aquisição ou construção. A depreciação está calculada pelo método linear, com base nas taxas médias anuais mencionadas na Nota 9-a, calculadas com base nas Unidades de Cadastro – UC que compõem os empreendimentos, em consonância com a Resolução nº 002, de 24.12.1997, alterada pela Resolução nº 044, de 17.03.1999, da Agência Nacional de Energia Elétrica – ANEEL.

Em função do disposto nas Intruções Gerais nº 35 e 36, do Plano de Contas do Serviço Público de Energia Elétrica, os juros e demais encargos financeiros e efeitos inflacionários decorrentes dos financiamentos obtidos de terceiros, efetivamente aplicados nas imobilizações em curso, estão computados como custo do respectivo imobilizado.

d) Passivos circulante e exigível a longo prazo

Os empréstimos e financiamentos e os encargos decorrentes, apropriados até a data do balanço, estão atualizados pelas taxas de câmbio ou índices contratuais (Ver Nota 10) e as demais obrigações estão registradas pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

Demonstrações financeiras consolidadas

Foram eliminados os investimentos da investidora no capital das investidas e os saldos ativos e passivos decorrentes de operações entre as companhias consolidadas.

Os componentes do ativo e passivo e as receitas e despesas da ITASA estão consolidados na proporção da participação da Companhia em seu capital social, por se tratar de controle compartilhado (Ver Nota 8-b).

Em face da alta proporção de participação da controladora nas controladas CEM e Alpha (Ver Nota 8-b), não houve efeito da participação dos acionistas não controladores a ser demonstrado no patrimônio líquido consolidado.

Na consolidação da demonstração das origens e aplicações de recursos foram consideradas as transações da ITASA, somente dos períodos em que ocorreram os investimentos pela Companhia.

NOTA 4 – CONSUMIDORES E CONCESSIONÁRIAS

	Controladora				
	2000				1999
	Vincendos	Vencidos		Total	Total
		até 90 dias	mais de 90 dias		
Consumidores livres	1.401	-	-	1.401	-
Concessionárias	114.722	8.887	18.278	141.887	64.960
	116.123	8.887	18.278	143.288	64.960

	Consolidado				
	2000				1999
	Vincendos	Vencidos		Total	Total
		até 90 dias	mais de 90 dias		
Consumidores livres	1.462	-	-	1.462	-
Concessionárias	124.261	13.499	18.451	156.211	64.960
	125.723	13.499	18.451	157.673	64.960

11.01 - NOTAS EXPLICATIVAS

A Companhia assinou contrato para fornecimento de energia na categoria de "consumidores livres", com vigência até fevereiro de 2001 e está ultimando as negociações de novo contrato com vigência até o ano 2004. As correspondentes faturas têm seus vencimentos no dia 15 do mês subseqüente ao do fornecimento.

As faturas de suprimento a concessionárias são desdobradas em três parcelas iguais, com vencimento nos dias 15 e 25 do mês seguinte ao do suprimento e no dia 5 do segundo mês subseqüente.

Nos valores vencidos há mais de 90 dias, está contemplado o faturamento de curto prazo no valor de R$ 17.334, devido por Furnas Centrais Elétricas S.A.. Tal valor é decorrente do suprimento pela GERASUL àquela empresa, em virtude do atraso da entrada em operação da Usina Termonuclear Angra II, cuja energia encontra-se inserida em seus Contratos Iniciais. O equacionamento desta pendência está sendo negociado no âmbito do Mercado Atacadista de Energia Elétrica.

As transações de curto prazo realizadas no âmbito do Mercado Atacadista de Energia Elétrica – MAE, no período de setembro a dezembro de 2000, ainda não foram disponibilizadas pela Administradora de Serviços do MAE, em razão do impasse surgido em torno da responsabilidade pelo pagamento dos suprimentos realizados para cobrir o atraso na operação da usina nuclear Angra II. Em razão disto, a área de comercialização da Companhia estimou, com base em informações internas, que o saldo líquido dessas transações será ligeiramente favorável à GERASUL, razão pela qual a Administração, conservadoramente, decidiu por não registrá-lo. Posteriormente, a ANEEL encaminhou à Companhia os valores estimados para o resultado dessas transações, ressalvando seu caráter preliminar e que os mesmos não têm finalidade de liquidação, servindo apenas para fins de provisionamento. Em virtude da discrepância entre esses valores e a opinião da área técnica da Companhia, a Administração decidiu não adotá-los por entender que os mesmos não refletem o justo valor das transações efetuadas, e que seu reconhecimento contábil iria tornar inadequada a situação patrimonial e financeira retratada em suas demonstrações financeiras

As informações de fornecimento e suprimento de energia elétrica registrados no resultado estão demonstradas a seguir:

	Controladora							
	Nº de Clientes		MWh		MWh/h (médios demanda)		R$ mil	
	2000	1999	2000	1999	2000	1999	2000	1999
Consumidores livres	1	-	21.894	-	-	-	1.401	-
Concessionárias	51	44	22.156.800	19.459.890	3.263	2.991	824.692	531.828
	52	44	22.178.694	19.459.890	3.263	2.991	826.093	531.828

RUBRICADO PARA IDENTIFICAÇÃO
POR UM REPRESENTANTE DA
DELOITTE TOUCHE TOHMATSU
AUDITORES INDEPENDENTES
RIO DE JANEIRO

	Consolidado							
	Nº de Clientes		MWh		MWh/h (médios demanda)		R$ mil	
	2000	1999	2000	1999	2000	1999	2000	1999
Consumidores livres	3	-	70.898	-	-	-	1.973	-
Concessionárias	53	44	23.581.268	19.459.890	3.263	2.991	850.408	531.828
	56	44	23.652.166	19.459.890	3.263	2.991	852.381	531.828

NOTA 5 – TÍTULOS E VALORES MOBILIÁRIOS

	Controladora		Consolidado	
	2000	1999	2000	1999
Circulante				
Certificado de Depósito Bancário – CDB	3.808	3.025	10.975	12.528
Letras Financeiras do Tesouro – LFT	22.628	8.483	24.397	12.897
Letras do Tesouro Nacional - LTN	804	-	804	9.641
Notas do Tesouro Nacional - NTN	-	755	-	755
Conta Programada	68	-	68	-
Certificado de Depósito da Previdência	1	-	1	-
BB Swap Corporate	-	-	5.576	-
	27.309	12.263	41.821	35.821
Longo Prazo				
Letras Financeiras do Tesouro – LFT	6.056	-	6.056	-
Letras do Tesouro Nacional - LTN	1.855	-	1.855	-
	7.911	-	7.911	-
	35.220	12.263	49.732	35.821

Na controladora, os títulos e valores mobiliários existentes em 31.12.2000 têm seus vencimentos previstos para o período de janeiro de 2001 a junho de 2003, sendo remunerados em 101% da taxa CDI, em média.

Do montante de R$ 7.911 relativos aos títulos públicos classificados no ativo realizável a longo prazo, estão caucionados o valor de R$ 7.606 para garantia de processos judiciais.

No saldo consolidado, os CDB estão sendo remunerados em 101% da taxa CDI, o BB Swap Corporate em 99,9% do CDI e as demais aplicações 100,5%, em média, do CDI.

11.01 - NOTAS EXPLICATIVAS

NOTA 6 - CRÉDITOS FISCAIS DIFERIDOS

	Controladora					
	2000			1999		
Natureza dos créditos	Base de Cálculo	Imposto de Renda	Contribuição Social	Base de Cálculo	Imposto de Renda	Contribuição Social
Tributos – art.7º, Lei nº 8.541/92	6.033	1.508	-	7.798	1.950	-
Provisão para fundo de pensão	97.950	24.488	8.686	102.668	25.667	9.111
Provisão para contingências	146.938	36.735	12.311	76.605	19.151	6.699
Provisão para perdas Jacuí	977.853	-	78.228	977.853	-	78.228
Provisão para perdas em concessões a licitar	2.713	678	244	40.275	10.069	3.625
Provisão para grandes manutenções	16.977	4.244	1.484	17.637	4.409	1.543
Provisão programa de reestruturação	1.242	311	112	4.875	1.219	439
Provisão para deságio na alienação de créditos fiscais	1.258	314	113	-	-	-
Participação de empregados nos lucros	4.114	1.028	370	2.300	575	207
Outras provisões indedutíveis	1.766	442	159	-	-	-
Prejuízo fiscal	118.274	29.568	-	176.621	44.155	-
Base negativa da contribuição Social	379.703	-	32.028	437.950	-	37.269
	1.754.821	99.316	133.735	1.844.582	107.195	137.121
Classificação dos créditos fiscais diferidos:						
Circulante	8.593	2.148	773	-	-	-
Realizável a longo prazo	1.746.228	97.168	132.962	1.844.582	107.195	137.121
	1.754.821	99.316	133.735	1.844.582	107.195	137.121

O balanço patrimonial consolidado inclui créditos fiscais diferidos da ITASA, classificados no ativo circulante, relativos a variação cambial, utilizada pelo regime de caixa para fins fiscais, cuja base de cálculo é de R$ 2.675, imposto de renda de R$ 668 e a contribuição social de R$ 241. Estes créditos serão realizados em 2001 pelo pagamento da dívida.

Nos termos da legislação fiscal, a realização dos créditos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela realização das perdas provisionadas. No que se refere aos créditos fiscais diferidos decorrentes de prejuízos fiscais e base negativa da contribuição social, a realização dar-se-á pela compensação de suas bases, limitada a 30% dos lucros tributáveis nos exercícios subseqüentes.

11.01 - NOTAS EXPLICATIVAS

O quadro abaixo, elaborado com base em estudos internos, indica o horizonte de realização desses ativos e sua recuperação através de geração de lucros tributáveis:

Controladora

Natureza dos créditos	Forma de realização	Prazo final
Tributos – art.7°, Lei n° 8.541/92	Pagamento de parcelamento de tributos gerados na vigência da Lei n° 8.541/92	2004
Provisão para fundo de pensão	Pagamento à Fundação de benefícios vinculados a empregados e ex-empregados	2005
Provisão para contingências	Trânsito em julgado das ações judiciais	Indefinido
Provisão para perdas Jacuí	Na proporção da depreciação da usina, a partir de sua entrada em operação	Término da vida útil econômica
Provisão para perdas em concessões a licitar	Crédito ou recebimento do valor dos dispêndios com o projeto	2001
Provisão para grandes manutenções	Realização dos gastos previstos em plano executivo	2007
Provisão para o programa de reestruturação	Pagamento de contribuições à Fundação, em decorrência de ex-empregados que aderiram ao PDI	2004
Provisão para deságio na alienação de créditos fiscais	Na transferência de créditos fiscais a terceiros	Vinculado às negociações
Participação de empregados nos lucros	Aprovação em AGO	2001
Outras provisões indedutíveis	Efetivo pagamento	2001
Prejuízo fiscal	Compensação com lucro tributável	2003
Base negativa da contribuição social	Compensação com lucro tributável	2005

NOTA 7 – CONCILIAÇÃO DOS TRIBUTOS, NO RESULTADO

	Controladora			
	2000		1999	
	Contribuição Social	Imposto de Renda	Contribuição Social	Imposto de Renda
Resultado antes dos tributos	206.313	206.313	(113.522)	(113.522)
Participação de empregados	(4.114)	(4.114)	-	-
	202.199	202.199	(113.522)	(113.522)
Contribuição Social – 9% (2000) e 8% (1999)	(18.198)		9.082	-
Imposto de Renda – 25%	-	(50.550)	-	28.380
Contribuição social e imposto de renda sobre:				
Diferenças permanentes				
Gratificação e 13° salário dos dirigentes	-	(235)	-	(24)
Encargos sobre contingências tributárias indedutíveis	(525)	(1.457)	(970)	(3.030)
Amortização de ágio	-	(286)	-	-
Equivalência patrimonial	323	897	-	-
Reversão de contingências tributárias indedutíveis	8.330	23.139		
Outras despesas indedutíveis	(100)	(281)	(41)	(127)
Despesa de remuneração das imobilizações em curso - DRIC excluída na apuração do Lucro Real de 1998, ajustada no resultado de 1999	-	-	-	3.359
Utilização de incentivo fiscal – Programa de Alimentação do Trabalhador – PAT	-	239	-	-
Adicional de 10% do IRPJ sobre lucro até R$ 20.000,00 mensais	-	24	-	-
Ajuste de alíquota da CSLL diferida	(718)	-	4.308	-
	(10.888)	(28.510)	12.379	28.558
Composição dos tributos no resultado:				
Corrente	(7.502)	(20.631)	-	-
Diferido	(3.386)	(7.879)	12.379	28.558
	(10.888)	(28.510)	12.379	28.558

11.01 - NOTAS EXPLICATIVAS

	Consolidado			
	2000		1999	
	Contribuição Social	Imposto de Renda	Contribuição Social	Imposto de Renda
Resultado antes dos tributos	208.169	208.169	(113.522)	(113.522)
Participação de empregados	(4.114)	(4.114)	-	-
	204.055	204.055	(113.522)	(113.522)
Contribuição Social – 9% (2000) e 8% (1999)	(18.365)		9.082	-
Imposto de Renda – 25%	-	(51.014)	-	28.380
Contribuição social e imposto de renda sobre:				
Diferenças permanentes				
Gratificação e 13° salário dos dirigentes	-	(243)	-	(24)
Encargos sobre contingências tributárias indedutíveis	(525)	(1.457)	(970)	(3.030)
Amortização de ágio	-	(286)	-	-
Reversão de contingências tributárias indedutíveis	8.330	23.139		
Outras despesas indedutíveis	(101)	(283)	(41)	(127)
Despesa de remuneração das imobilizações em curso - DRIC excluída na apuração do Lucro Real de 1998, ajustada no resultado de 1999	-	-	-	3.359
Utilização de incentivo fiscal – Programa de Alimentação do Trabalhador – PAT	-	239	-	-
Adicional de 10% do IRPJ sobre lucro até R$ 20.000,00 mensais	-	30	-	-
Ajuste de alíquota da CSLL diferida	(718)	-	4.308	-
	(11.379)	(29.875)	12.379	28.558
Composição dos tributos no resultado:				
Corrente	(7.752)	(21.328)	-	-
Diferido	(3.627)	(8.547)	12.379	28.558
	(11.379)	(29.875)	12.379	28.558

NOTA 8 – INVESTIMENTOS

a) Composição

	Controlada 2000	Controlada 1999	Consolidado 2000	Consolidado 1999
Participações societárias permanentes avaliadas pela equivalência patrimonial				
Companhia Energética Meridional - CEM				
Equivalência patrimonial	127.923	58.366	-	-
Ágio	24.205	3.213	24.205	3.213
	152.128	**61.579**	**24.205**	**3.213**
Itá Energética S.A. - ITASA				
Equivalência patrimonial	107.907	-	-	-
Ágio	21.741	-	21.741	-
	129.648	-	**21.741**	-
Alpha Participações Ltda.				
Equivalência patrimonial	151.602	-	-	-
Ágio	-	-	50.718	-
	151.602	-	**50.718**	-
	433.378	**61.579**	**96.664**	**3.213**
Participações societárias permanentes avalidas pelo custo de aquisição				
Administradora do Mercado Atacadista de Energia Elétrica – ASMAE				
Quota de participação	3	-	3	-
	433.381	61.579	96.667	3.213
Bens e direitos de uso futuro e destinados à alienação	**1.818**	**1.612**	**1.818**	**1.612**
Outros investimentos				
Bônus de Subscrição em ações da Companhia Energética Meridional - CEM	20.373	12.075	~~20.373~~	12.075
Outros	74	75	74	75
	20.447	**12.150**	**20.447**	**12.150**
	455.646	**75.341**	**118.932**	**16.975**

11.01 - NOTAS EXPLICATIVAS

a) Participações societárias permanentes

Companhia Energética Meridional – CEM (Controlada)

A CEM está construindo a Usina Hidrelétrica Cana Brava, localizada no rio Tocantins, norte do Estado de Goiás, com capacidade instalada de 450 MW e 273,4 MW médios de energia assegurada. As obras tiveram início em 31 de maio de 1999 com início de operação previsto para o segundo semestre de 2002.

A energia a ser produzida em Cana Brava não está vinculada aos Contratos Iniciais e será, portanto, livremente comercializada.

O Custo total estimado da usina é de R$ 530.000, a preços de abril de 1998, dos quais 70% estão sendo financiados pelo Banco Nacional de Desenvolvimento Econômico e Social - BNDES e pelo Banco Interamericano de Desenvolvimento – BID e 30% com capital próprio, através de aportes da controladora.

A Companhia é interveniente no contrato com o BNDES, tendo assumido as seguintes principais obrigações em relação ao contrato:
- garantir o pagamento antecipado nas seguintes hipóteses exclusivas: a) de extinção da concessão por motivo imputável à CEM, aos intervenientes ou suas controladas, coligadas ou controladoras; e b) celebração de acordo com o Poder Concedente pela CEM, pelos intervenientes ou por qualquer uma de suas controladas, coligadas ou controladoras, visando à extinção da concessão.
- ceder ao BNDES quaisquer valores resultantes de indenização recebida em função da extinção da concessão da UHE Cana Brava, pelo Poder Concedente.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	2000			1999
	Ações		Total	Total
	Ordinárias	Preferenciais		
Quantidade de ações do capital social	46.676.668	81.333.332	128.010.000	59.010.000
Quantidade de ações de propriedade da GERASUL	46.676.664	81.333.332	128.009.996	59.009.996
Participação %	99,99	100,00	99,99	99,99
Capital social subscrito	46.677	81.333	128.010	59.010
Capital social integralizado	-	-	127.923	58.366
Patrimônio líquido	-	-	127.923	58.366
Investimento:				
Equivalência patrimonial	-	-	127.923	58.366
Ágio	-	-	24.205	3.213

11.01 - NOTAS EXPLICATIVAS

O ágio na aquisição do controle acionário tem fundamento econômico na expectativa de resultado futuro e será amortizado em prazo não superior a 10 anos, a partir da entrada em operação da usina.

A determinação do ágio teve por base Fluxo de Caixa calculado por instituição financeira especializada, com premissas indicadas ao contexto da investida, projetado para 35 anos, prazo de concessão da usina, ajustado a valor presente com taxa de desconto de 14% a.a..

A avaliação levou em consideração a relação *debt/equity* de 70/30 para a construção da usina. Parte do ágio está associada aos bônus de subscrição adquiridos na transação e que serão utilizados para aporte de capital durante a fase pré-operacional da investida.

Itá Energética S.A. – ITASA (controlada em conjunto)

A ITASA não possui controlador específico, sendo seu capital votante pertencente à GERASUL, Companhia Siderúrgica Nacional – CSN e Companhia de Cimento Itambé, as quais detêm 48,75%, 48,75% e 2,50% respectivamente, das ações ordinárias.

A ITASA tem como objetivo implementar o projeto de construção e exploração da Usina Hidrelétrica Itá em parceria, através de consórcio, mediante concessão outorgada pela União Federal por intermédio da Agência Nacional de Energia Elétrica – ANEEL. O empreendimento está situado no Rio Uruguai, na divisa dos Estados de Santa Catarina e do Rio Grande do Sul, entre os municípios de Itá (SC) e Aratiba (RS) e terá capacidade instalada de 1.450 MW, proveniente de 5 grupos geradores de 290 MW.

De acordo com o contrato de consórcio, a ITASA tem direito a 60,5% de 668 MW médios, que correspondem à Energia Assegurada da UHE Itá, nos termos do Contrato de Consórcio.

A Companhia e demais acionistas detentores das ações ordinárias da ITASA são, na qualidade de interveniente e fiadores da investida perante o BNDES, solidariamente responsáveis pelo cumprimento das obrigações decorrentes da dívida vinculada à construção da UHE Itá, em caso de inadimplemento ou de insuficiência da indenização do seguro contratado para este fim. As intervenientes deram em caução as ações ordinárias de emissão da ITASA, como garantia dessas obrigações. A dívida em 31.12.00 totaliza R$ 716.940.

11.01 - NOTAS EXPLICATIVAS

As informações pertinentes à participação na coligada estão demonstradas a seguir:

	Ações		
	Ordinárias	Preferenciais	Total
Quantidade de ações do capital social	213.924.253	200.000.000	413.924.253
Quantidade de ações de propriedade da GERASUL	104.288.067	-	104.288.067
Participação %	48,75	-	25,19
Capital social	-	-	413.924
Patrimônio líquido	-	-	428.289
Resultado do período de 01.07 a 31.12.2000	-	-	9.801
Investimento:			
Equivalência patrimonial	-	-	107.907
Ágio	-	-	21.741
Resultado da equivalência patrimonial	-	-	1.883

O ágio na aquisição do investimento tem fundamento econômico na expectativa de resultados futuros e está sendo amortizado pelo prazo de 10 anos.

A determinação do ágio teve por base Fluxo de Caixa calculado por instituição financeira especializada, com as premissas indicadas ao contexto da investida, projetado para o período de concessão, admitindo-se uma renovação da concessão ao seu término, conforme faculta o respectivo Contrato de Concessão.

A avaliação considerou a relação de *debt/equity* de 50/50 para a implementação do projeto Itá, utilizando-se taxas de desconto de 11,0% para capital de terceiros e de 11,5% para capital próprio.

O ágio amortizado no exercício foi de R$ 1.144.

Os principais gupos do ativo, passivo e resultado da controlada em 31.12.2000 estão demonstrados a seguir, os quais foram consolidados na proporção dos investimentos diretos e indiretos da Companhia no capital social da controlada:

ATIVO	
Circulante	58.110
Realizável a longo prazo	128
Permanente	1.125.959
	1.184.197
PASSIVO	
Circulante	755.908
Patrimônio Líquido	428.289
	1.184.197

RESULTADO

Receitas operacionais brutas	82.846
Deduções	(3.024)
Receitas operacionais líquidas	**79.822**
Despesas operacionais	(31.094)
Resultado do serviço	**48.728**
Despesas financeiras líquidas de receitas	(34.022)
Lucro operacional	**14.706**
Resultado não operacional	172
Lucro antes dos tributos	**14.878**
Imposto de renda e contribuição social	(5.077)
Lucro líquido do exercício	**9.801**

Alpha Participações Ltda. (Controlada)

A controlada foi constituída em 16.10.00. Seu capital social em 31 de dezembro de 2000 é de R$ 151.031, representado por 151.030.853 quotas, das quais a Companhia possui 151.030.852 quotas. Em 1° de dezembro de 2000 a Alpha adquiriu 48.750.000 ações preferenciais classe A e 48.750.000 ações preferenciais classe B de emissão da Itá Energética S.A. – ITASA, de propriedade da ELETROBRÁS, pelo preço de R$ 151.031.

A operação foi realizada em conjunto pela Alpha, Cener S.A. e Itambé Participações S.A., estas últimas controladas pela CSN e Companhia de Cimento Itambé, respectivamente, tendo sido adquiridos a totalidade das ações preferenciais que a ELETROBRÁS possuia na ITASA, na proporção das ações ordinárias detidas pelas controladoras das adquirentes.

11.01 - NOTAS EXPLICATIVAS

As informações do investimento da Alpha na ITASA estão demonstradas a seguir:

	Ações		
	Ordinárias	**Preferenciais**	**Total**
Quantidade de ações do capital social	213.924.253	200.000.000	413.924.253
Quantidade de ações de propriedade da Alpha	-	97.500.000	97.500.000
Participação %		48,75	23,56
Capital social	-	-	413.924
Patrimônio líquido	-	-	428.289
Resultado do período de 1° a 31.12.2000	-	-	4.753
Investimento:			
Equivalência patrimonial	-	-	100.884
Ágio	-	-	50.718
Resultado da equivilência patrimonial	-	-	571

O ágio na aquisição do investimento tem fundamento econômico na expectativa de resultados futuros e será amortizado em prazo não superior a 10 anos. A determinação do ágio teve por base Fluxo de Caixa calculado por instituição financeira especializada, com as premissas indicadas ao contexto da investida, projetado para o período de concessão, admitindo-se uma renovação da concessão ao seu término, conforme faculta o respectivo Contrato de Concessão.

A avaliação considerou a relação de *debt/equity* de 50/50 para a implementação do projeto Itá, utilizando-se taxas de desconto de 11,0% para capital de terceiros e de 11,5% para capital próprio.

O resultado positivo da equivalência patrimonial em 31.12.00, registrado pela Alpha, foi integralmente reconhecido no resultado da Companhia através de sua equivalência patrimonial.

a) Outros investimentos

A Companhia possui 92 bônus de subscrição em ações da CEM, no valor de R$ 20.373. Este valor, que corresponde a ágio na aquisição destes bônus, com fundamento econômico na expectativa de resultado futuro, será transferido para "investimentos em sociedade controlada" na proporção das integralizações de capital com a sua utilização.

NOTA 9 – ATIVO IMOBILIZADO

a) Composição

	Controladora				Consolidado	
	2000		1999		2000	1999
	Taxas médias de depreciação	Custo corrigido	Taxas médias de depreciação	Custo corrigido	Custo corrigido	Custo corrigido
Imobilizações em Serviço						
Geração Hidráulica						
UHE Salto Santiago	2,5	640.982	2,4	640.851	640.982	640.851
UHE Salto Osório	2,6	287.321	2,5	287.177	287.321	287.177
UHE Passo Fundo	2,5	114.690	2,4	114.679	114.690	114.679
UHE Itá	2,2	1.184.074	-	-	1.653.037	-
		2.227.067		1.042.707	2.696.030	1.042.707
(-) Depreciação Acumulada		(682.315)		(646.919)	(686.159)	(646.919)
		1.544.752		**395.788**	**2.009.871**	**395.788**
Geração Térmica						
Complexo Jorge Lacerda	4,6	2.426.906	4,3	2.423.652	2.426.906	2.423.652
UTE Charqueadas	4,8	52.368	5,2	51.564	52.368	51.564
UTE Alegrete	4,8	7.490	4,4	7.315	7.490	7.315
UTE William Arjona	3,6	53.075	-	-	53.075	-
		2.539.839		2.482.531	2.539.839	2.482.531
(-) Depreciação Acumulada		(786.043)		(681.316)	(786.043)	(681.316)
		1.753.796		**1.801.215**	**1.753.796**	**1.801.215**
Sistema de Comunicação	6,1	1.624	6,1	1.624	1.624	1.624
(-) Depreciação Acumulada		(601)		(458)	(601)	(458)
		1.023		**1.166**	**1.023**	**1.166**
Equipamentos Gerais e Outros	10,0	17.558	10,0	15.824	17.624	15.890
(-) Depreciação Acumulada		(7.891)		(6.073)	(7.907)	(6.082)
		9.667		**9.751**	**9.717**	**9.808**
		3.309.238		**2.207.920**	**3.774.407**	**2.207.977**
Imobilizações em Curso						
Geração Hidráulica						
UHE Itá	-	41.983	-	1.151.399	103.905	1.151.399
UHE Machadinho	-	146.818	-	139.322	146.818	139.322
UHE Cana Brava	-	-	-	-	372.126	174.452
Outros	-	5.286	-	1.381	5.286	1.381
		194.087		**1.292.102**	**628.135**	**1.466.554**
Geração Térmica						
UTE Jacuí	-	71.127	-	69.497	71.127	69.497
UTE William Arjona	-	-	-	7.878	-	7.878
Outros	-	6.674	-	3.410	6.674	3.410
		77.801		**80.785**	**77.801**	**80.785**
Outros	-	1.995	-	2.359	1.995	2.359
		273.883		1.375.246	707.931	1.549.698
		3.583.121		3.583.166	4.482.338	3.757.675

11.01 - NOTAS EXPLICATIVAS

Os custos da UHE Cana Brava contemplam o valor de R$ 62.784 (R$ 49.917 em 1999) referente à concessão para exploração do potencial de energia hidráulica, outorgada pela UNIÃO à Companhia Energética Meridional – CEM. O valor devido pela CEM será pago à UNIÃO, por intermédio da Agência Nacional de Energia Elétrica – ANEEL e está ajustado a valor presente pela taxa de desconto de 10% a.a., prevista no Edital de Concorrência nº 04/97-DNAEE (Ver Nota 11).

a) Taxas de depreciação

Em cumprimento ao que determinou a Agência Nacional de Energia Elétrica – ANEEL, através de sua Resolução nº 002, de 24.12.1997, alterada pela Resolução nº 044, de 17.03.1999, a partir de 1º de janeiro de 1999 a Companhia vem procedendo ao cálculo e à contabilização das quotas de depreciação, tomando por base as taxas definidas e os saldos contábeis registrados nas respectivas Unidades de Cadastro – UC, cuja taxa média de cada usina está informada no item "a" desta nota.

b) Concessões e autorizações do Órgão Regulador

A Companhia possui as seguintes concessões e autorizações para exploração de energia elétrica:

	Capacidade Instalada MW	Data do ato	Vencimento
I – Concessões			
UHE Salto Santiago	1.420	28.09.1998	28.09.2028
UHE Salto Osório	1.078	28.09.1998	28.09.2028
UHE Passo Fundo	226	28.09.1998	28.09.2028
UHE Itá	1.450	28.12.1995	16.10.2030
UHE Machadinho	1.140	15.07.1997	15.07.2032
II - Autorizações			
Complexo Jorge Lacerda	857	25.09.1998	28.09.2028
UTE Charqueadas	72	25.09.1998	28.09.2028
UTE Alegrete	66	25.09.1998	28.09.2028
UTE William Arjona	80	02.06.2000	28.04.2029

A concessão pertinente à UHE Itá está compartilhada com a empresa Itá Energética S.A. – ITASA (Ver Nota 8-b).

A concessão da UHE Cana Brava outorgada à Companhia Energética Meridional – CEM, tem vigência de 35 anos, a partir de 27.08.1998.

a) Usina Termelétrica Jacuí

Em 12.03.1999 a Companhia, cumprindo exigências do Edital de Privatização, comunicou à ANEEL a sua intenção de concluir a obra da UTE Jacuí, tendo recebido em resposta formal, a informação de que aquela Agência julgou adequado o cumprimento pela Companhia das disposições no referido Edital. A Agência Nacional de Energia Elétrica - ANEEL, órgão regulador do sistema elétrico brasileiro, definiu os aspectos de comercialização da energia a ser gerada pela UTE Jacuí. Também, o órgão de controle ambiental do Estado do Rio Grande do Sul, com a análise dos estudos complementares do EIA RIMA (Estudos de Impactos Ambientais – Relatório de Impactos Ambientais) do projeto, liberou a realização de Audiência Pública que antecede a emissão da licença de instalação. Em 19 de dezembro de 2000, no município de Charqueadas, foi realizada a Audiência Pública do processo. Outra audiência pública extraordinária foi solicitada pelo mesmo órgão de controle ambiental na cidade de Porto Alegre, marcada para 05 de março 2001. Representam essas posições importantes marcos do projeto, que, paralelamente às definições que se encontram em curso, tais como as negociações com os antigos fornecedores relativos aos contratos originais, negociações finais de contratação de *EPC* (*Engineering Procurement and Construction*), suprimento de combustíveis e montagem de estruturas de financiamento, mostram o empenho da Companhia na viabilização do empreendimento.

b) Capacidade de recuperação através de operações futuras

A Companhia, com base em projeções de fluxo futuro de caixa descontado a valor presente, elaboradas internamente, avaliou que alguns ativos integrantes de seu parque gerador não serão recuperados pelas suas operações futuras, se considerados isoladamente. No entanto, a Administração da Companhia entende que esses ativos, no conjunto, produzirão fluxo de caixa positivo.

c) Apropriação dos encargos financeiros e efeitos inflacionários

Os encargos financeiros e efeitos inflacionários vinculados a empréstimos e financiamentos, foram reconhecidos da seguinte forma, em consonância com a Instrução Geral n° 36 do Plano de Contas do Serviço Público de Energia Elétrica e a Instrução CVM n° 193, de 11.07.1996:

	Controladora		Consolidado	
	2000	1999	2000	1999
Encargos financeiros				
Apropriados no resultado	125.769	125.361	136.515	125.361
Transferidos para as imobilizações em curso	(16.204)	(21.122)	(19.889)	(21.122)
	109.565	**104.239**	**116.626**	**104.239**
Efeitos inflacionários				
Apropriados no resultado	51.759	209.493	56.642	209.493
Transferidos para as imobilizações em curso	(147)	(1.049)	(1.612)	(1.049)
	51.612	**208.444**	**55.030**	**208.444**

a) Indisponibilidade dos bens

De acordo com os artigos 63 e 64 do Decreto n° 41.019, de 26 de fevereiro de 1957, os bens e instalações utilizados na produção, transmissão, distribuição, inclusive comercialização de energia elétrica, são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Órgão Regulador.

b) Bens da União utilizados pela Companhia

A Companhia exerce a posse e opera a Usina Termelétrica Alegrete, composta de duas unidades geradoras com capacidade total de 66 MW e uma vila residencial com 15 casas, localizada no município de Alegrete – RS, de titularidade da União e cedida em regime especial de utilização.

NOTA 10 - EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	Controladora					
	2000			1999		
	Circulante		Longo Prazo	Circulante		Longo Prazo
	Encargos	Principal	Principal e encargos	Encargos	Principal	Principal e encargos
Moeda Estrangeira						
Secretaria do Tesouro Nacional	5.763	29.488	500.160	4.497	33.303	498.956
Instituições financeiras	2.121	36.923	388	303	33.780	17.363
Outros	1.650	95.843	103.723	-	-	72.276
	9.534	**162.254**	**604.271**	**4.800**	**67.083**	**588.595**
Moeda Nacional						
ELETROBRÁS	-	40.319	471.323	-	29.719	490.921
Fornecedores	7.263	14.376	1.456	5.742	13.600	16.746
Fundação ELOS	-	6.930	67.116	-	6.091	66.941
	7.263	61.625	539.895	5.742	49.410	574.608
	16.797	223.879	1.144.166	10.542	116.493	1.163.203

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11.01 - NOTAS EXPLICATIVAS

	Consolidado					
	2000			1999		
	Circulante		Longo Prazo	Circulante		Longo Prazo
	Encargos	Principal	Principal e encargos	Encargos	Principal	Principal e encargos
Moeda Estrangeira						
Secretaria do Tesouro Nacional	5.763	29.488	500.160	4.497	33.303	498.956
Instituições financeiras	2.121	36.923	388	303	33.780	17.363
Outros	1.650	95.843	103.723	-	-	72.276
	9.534	**162.254**	**604.271**	**4.800**	**67.083**	**588.595**
Moeda Nacional						
ELETROBRÁS	-	40.319	471.323	-	29.719	490.921
Instituições financeiras	6.248	344.789	86.212	-	-	-
Fornecedores	7.263	14.376	1.456	5.742	13.600	16.746
Fundação ELOS	-	6.930	67.116	-	6.091	66.941
	13.511	**406.414**	**626.107**	**5.742**	**49.410**	**574.608**
	23.045	**568.668**	**1.230.378**	**10.542**	**116.493**	**1.163.203**

a) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:

Moeda	Controladora					
	2000			1999		
	$	R$ mil	%	$	R$ mil	%
Dólar Americano – US$	226.371	442.647	57,04	227.024	406.146	61,49
Marco Alemão – DM	90.652	85.364	11,00	100.226	92.594	14,02
Libra Esterlina - L	27.741	81.132	10,45	30.671	88.749	13,44
Euro - EUR	90.630	166.916	21,51	40.395	72.989	11,05
		776.059	100,00		660.478	100,00

Variação das moedas estrangeiras:

	%	
Moeda	2000	1999
Dólar Americano – US$	9,30	48,01
Marco Alemão – DM	1,93	26,74
Libra Esterlina - L	1,07	44,26
Euro - EUR	1,93	25,84

c) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:

	Controladora		Consolidado	
	2000	1999	2000	1999
2001	-	103.416	-	103.416
2002	89.948	83.187	89.948	83.187
2003	99.707	92.479	103.391	92.479
2004	126.617	116.740	135.459	116.740
2005	136.444	126.332	145.286	126.332
2006	144.130	133.444	152.972	133.444
Após 2006 até 2024	547.320	507.605	603.322	507.605
	1.144.166	1.163.203	1.230.378	1.163.203

d) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Na controladora

Mercado interno

Taxas fixas de 6,00% a 12,00% a.a. (1999, de 6,00% a 12,00% a.a.)
Taxas flutuantes: não aplicável

Mercado externo

Taxas fixas de 3,00% a 12,50% a.a. (1999, de 3,00% a 12,50% a.a.)
Taxas flutuantes de 5,08% a 11,81% a.a. (1999, de 3,12% a 10,78% a.a.)

No consolidado

Mercado interno

Taxas fixas de 6,00% a 12,00% a.a.
Taxas flutuantes: 13,75%

NOTA 11 – CONCESSÕES A PAGAR

A controlada Companhia Energética Meridional – CEM pagará à UNIÃO pela outorga da concessão para exploração do potencial de energia hidráulica do aproveitamento hidrelétrico Cana Brava, os valores abaixo indicados, em parcelas mensais equivalentes a 1/12 (um doze avos) dos respectivos valores de pagamento anual, com atualização baseada na variação anual do Índice Geral de Preços – Mercado – IGP-M:

Ano	Início de pagamento	Valor anual	Valor total
1°	-	1	1
2° ao 6°	-	-	-
7° ao 25°	30.08.2004	680	12.920
26° ao 35°	30.08.2023	61.280	612.800
			625.721

O fluxo de pagamento acima está previsto na Cláusula Sexta do Contrato de Concessão. Buscando refletir adequadamente, no patrimônio, a outorga onerosa da concessão e a respectiva obrigação perante à União, a CEM registrou o seu valor no ativo intangível e no passivo exigível a longo prazo, que corresponde a R$ 62.784 em 31.12.00 (R$ 49.917 em 1999).

Considerando que os valores contratuais estão a preços futuros, a CEM procedeu ao seu ajuste a valor presente com base na taxa de desconto de 10% a.a., prevista no Edital de Concorrência n° 04/97 para a licitação da referida concessão.

NOTA 12 - DEBÊNTURES

Em 19 de maio de 1999 a controlada, Companhia Energética Meridional – CEM, assinou com o Banco Nacional de Desenvolvimento Econômico e Social – BNDES, o Contrato de Subscrição e Integralização de Debêntures n° 98.2.654.3.1, tendo sido subscritas e integralizadas em 1999 o montante de 7.773 debêntures.

As debêntures são remuneradas com base na TJLP mais 4% a.a., com pagamento dos juros semestralmente, no período de 01.10.1999 até 01.04.2013.

O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao valor nominal das debêntures.

A amortização do valor nominal das debêntures terá início em 01.10.2003 com vencimento final em 01.04.2013, e ocorrerá semestralmente com base em programação de amortização crescente que varia de 3,0625%, na primeira amortização, a 7,5737% na última parcela, com vencimento em 01.04.2013.

NOTA 13 - TRIBUTOS E CONTRIBUIÇÕES SOCIAIS PARCELADOS

Composição do saldo atual:

	Controladora					
	2000			1999		
	Parcelas Vincendas	Circulante	Longo Prazo	Parcelas Vincendas	Circulante	Longo Prazo
Imposto de Renda Pessoa Jurídica						
Parcelamento em 120 meses	41	**1.037**	**2.507**	53	**968**	**3.307**
COFINS						
Parcelamento em 120 meses	41	6.111	14.770	53	5.702	19.481
Parcelamento em 72 meses	46	12.093	34.263	58	10.627	40.736
		18.204	**49.033**		**16.329**	**60.217**
PASEP						
Parcelamento em 72 meses	46	**310**	**877**	58	**272**	**1.043**
INSS						
Parcelamento em 240 meses	146	853	9.528	158	822	9.999
Parcelamento em 96 meses	45	309	849	57	303	1.135
		1.162	**10.377**		**1.125**	**11.134**
		20.713	**62.794**		**18.694**	**75.701**

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NOTA 14 – OBRIGAÇÕES ESTIMADAS

	Controladora			
	2000		1999	
	Circulante	Longo Prazo	Circulante	Longo Prazo
Provisão Fundação ELOS				
Despesas administrativas	19.520	-	15.362	-
Complementação aposentadoria – SB 40	26.474	59.702	22.989	72.795
Contribuição suplementar	1.780	-	1.048	-
	47.774	59.702	39.399	72.795
Provisões trabalhistas	7.215	-	4.196	-
Programa de reestruturação	1.242	-	4.874	-
Provisão para grandes manutenções	6.538	10.438	8.653	8.984
Outras	2.497	-	149	-
	65.266	70.140	57.271	81.779

O balanço patrimonial consolidado inclui R$ 117 da ITASA, relativos a provisões trabalhistas.

A rubrica "Complementação aposentadoria - SB 40" refere-se a conversão de aposentadorias especiais em aposentadorias por tempo de serviço.

Buscando mensurar adequadamente os resultados dos exercícios sociais futuros, a Companhia adota o registro de provisões para grandes manutenções do parque gerador, com base em plano executivo para preservação das condições de operação das usinas.

NOTA 15 - PROVISÕES PARA CONTINGÊNCIAS

	Controladora			
	2000		1999	
	Valor da Provisão	Depósitos judiciais	Valor da Provisão	Depósitos judiciais
Trabalhistas				
Reintegração	14.685	7.800	15.000	2.346
Vínculo empregatício	12.654	4.357	14.000	2.357
Periculosidade	5.381	3.367	7.000	3.295
Jornada de advogado	3.631	23	3.500	40
Horas in itinere	2.615	217	3.000	102
Outros	6.488	3.530	8.925	3.927
	45.454	**19.294**	**51.425**	**12.067**
Cíveis		-		
Fornecedores	24.848	-	22.743	-
Atingidos pela UHE Itá	3.860	-	1.279	-
Danos emergentes e lucros cessantes	2.457	-	1.223	-
Outras	2.368	-	1.235	-
	33.533	-	**26.480**	-
Fiscais				
Imposto de Renda Pessoa Jurídica	264	-	88.758	-
Contribuição Social	16.726	-	494	-
PIS e COFINS	57.370	-	-	-
Outros	20.689	-	20.689	-
	95.049	-	**109.941**	-
	174.036	**19.294**	**187.846**	**12.067**

NOTA 16 - OBRIGAÇÕES ESPECIAIS

Em virtude de sua natureza, estas contas não representam obrigações financeiras efetivas e, desta forma, não devem ser incluídas como exigibilidades, para fins de determinação de indicadores econômico-financeiros.

	Controladora	
	2000	1999
Doações e subvenções destinadas a investimentos	47.884	47.880
Reversão e amortização	2.230	2.230
Participação da União	3.758	3.758
Outras	2.639	2.639
	56.511	56.507

NOTA 17 – TRANSAÇÕES COM PARTES RELACIONADAS

As transações com partes relacionadas, abaixo demonstradas, foram praticadas a valores, prazos e encargos usuais de mercado.

	Controladora							
	2000							1999
	Tractebel Sul Ltda	Tractebel Power	Tractebel N.V.	Cocetrel	Cia Energética Meridional	Itá Energética S.A.	Total	Total
Ativo								
Contas a receber	-	-	-	-	204	3.575	3.779	-
Passivo								
Fornecedores	-	565	-	-	-	9.292	9.857	-
Empr. e financ.	-	-	92.452	74.463	-	-	166.915	72.990
Controladora	42.923	-	-	-	-	-	42.923	16.230
Resultado								
Receitas serviços								
Administração	-	-	-	-	316	-	316	210
Operação e manutenção	-	-	-	-	-	3.743	3.743	-
Despesas								
Compra energia	-	-	-	-	-	21.015	21.015	-
Financeiras	14.979	-	10.332	8.664	-	-	33.975	1.649

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NOTA 18 - PATRIMÔNIO LÍQUIDO

a) Capital social autorizado

A Companhia está autorizada a aumentar o seu capital social até o limite de R$ 4.500.000, independentemente de reforma estatutária.

b) Capital social subscrito e integralizado

O capital social da Companhia, em 31 de dezembro de 2000, é de R$ 2.279.884, sendo R$ 2.278.704 integralizado e R$ 1.180 a integralizar, e está representado por 604.238.739.251 ações, sendo 464.052.075.236 ações ordinárias, 75.069.876 ações preferenciais da classe A e 140.111.594.139 ações preferenciais da classe B, todas sem valor nominal. O valor patrimonial da ação por lote de mil, em 31 de dezembro de 2000 é de R$ 4,03 (R$ 4,11 em 31.12.1999).

As ações preferenciais não garantem direito a voto e não são conversíveis em ações ordinárias, entretanto, gozam de prioridade no reembolso do capital e na distribuição de dividendos, às taxas anuais de 8,00%, no caso de ações de classe "A" e de 6,00%, para as de classe "B", calculadas sobre o capital social das respectivas classes de ações.
O quadro societário da Companhia, em 31.12.2000, está assim constituído:

	% do Capital			
Acionistas	**ON**	**PNA**	**PNB**	**Total**
Tractebel Sul Ltda.	77,51	29,50	54,91	72,27
UNIÃO	5,46	-	3,48	4,99
Fundo Nacional de Desestatização - FND	0,51	-	-	0,39
Banco Nac. de Desenv. Econ. e Social - BNDESPAR	1,04	-	7,77	2,60
Outros	15,48	70,50	33,84	19,75
	100,00	100,00	100,00	100,00

	Controladora	
	2000	1999
c) Composição das reservas		
Reserva de Capital		
Remuneração de bens e direitos constituídos com capital próprio	91.695	91.695
Reservas de Lucros		
Reserva legal	8.521	381
Reserva de retenção de lucros	53.459	5.437
	61.980	5.818
d) Lucros Acumulados	-	30.160

A Administração da Companhia, com base em orçamento de capital a ser submetido à Assembléia Geral Ordinária, constituiu reserva de retenção de lucros no valor de R$ 48.022, sem prejuízo à distribuição de dividendos.

NOTA 19 – DIVIDENDOS PROPOSTOS

A Administração da Companhia está propondo, para este exercício, a distribuição de dividendo sobre o lucro líquido ajustado nos termos da Lei das Sociedades por Ações e em consonância com § 1° do artigo 37 de seu Estatuto Social, conforme demonstrado a seguir:

Lucro líquido do exercício	162.801
Reserva legal	(8.140)
Lucro líquido ajustado	**154.661**
Dividendos propostos	**136.799**

Dividendos propostos por lote de 1.000 ações:
- Preferenciais classe A – R$ 0,3018521038
- Preferenciais classe B – R$ 0,2263890900
- Ordinárias – R$ 0,2263890900

NOTA 20 - ENTIDADE FECHADA DE PREVIDÊNCIA PRIVADA

A Companhia é patrocinadora da Fundação Eletrosul de Previdência e Assistência Social - ELOS, entidade sem fins lucrativos que tem como objetivo básico a complementação de aposentadoria aos seus empregados. A Fundação adota o plano do tipo benefício definido, com regime financeiro de capitalização.

A contribuição da Companhia corresponde a duas vezes a contribuição de seus empregados. Contribui, ainda, com 1,2% sobre a folha de salários, com o objetivo de amortizar as reservas da Fundação, em consonância com o plano de custeio e cálculos atuariais. A contribuição relativa ao exercício de 2000 foi de R$ 4.570 (R$ 4.667 em 1999).

As despesas administrativas da Fundação estão contempladas no capítulo de custeio do seu regulamento do Plano de Benefícios e são de responsabilidade das patrocinadoras, não podendo exceder a 15% do total das receitas previdenciais.

Conforme prevê o Regulamento do Plano de Benefícios da Fundação, a Companhia é responsável pelo ônus decorrente da conversão de aposentadorias especiais em aposentadorias por tempo de serviço, concernentes aos seus empregados e aqueles que se encontravam em benefício na data da cisão da ELETROSUL. O montante desse compromisso encontra-se provisionado sob o título de "complementação de aposentadoria - SB 40" (Ver Nota 14).

As reservas técnicas referentes aos participantes de responsabilidade da Companhia estão demonstradas a seguir:

	Controladora	
	2000	1999
Reservas técnicas	**546.271**	**503.995**
Reservas matemáticas		
Benefícios concedidos	451.328	397.818
Benefícios a conceder	78.310	71.452
Reservas a amortizar	(15.349)	(14.147)
	514.289	**455.123**
Superávit técnico	**31.982**	**48.872**

NOTA 21 - INSTRUMENTOS FINANCEIROS

a) **Gestão de risco**

A utilização de instrumentos financeiros, pela companhia e suas controladas, tem como objetivo proteger seus ativos e passivos, minimizando a exposição a riscos de mercado, principalmente no que diz respeito às oscilações de taxas de juros, índices de preços e moedas. Estes riscos são monitorados pelo Comitê de Gestão Financeira, que periodicamente avalia a exposição da Companhia e propõe estratégias operacionais, sistema de controle, limites de posição e limites de crédito com os demais parceiros do mercado.

Não há operações no mercado de derivativos nos registros da Companhia e de suas controladas em 31.12.000, apesar de durante o exercício de 2000 a Companhia ter utilizado este mecanismo para proteger parte de seu passivo.

b) **Valor de mercado**

As operações envolvendo instrumentos financeiros nas controladas não apresentam diferenças relevantes entre os valores de mercado e os valores apresentados nas demonstrações financeiras consolidadas com as da controladora.

Na controladora foram identificadas diferenças significativas entre os valores de mercado e os valores contábeis somente nos empréstimos e financiamentos, em virtude destes instrumentos financeiros possuírem prazos de liquidação bastante alongados e custos significativamente baixos em relação às taxas praticadas atualmente para contratos similares. Na determinação dos valores de mercado a administração da Companhia utilizou fluxos de caixa futuros descontados a taxas julgadas adequadas para operações semelhantes.

	Controladora			
	2000		1999	
	Contábil	Mercado	Contábil	Mercado
Empréstimos e encargos em moeda estrangeira	776.059	698.402	660.478	602.969
Empréstimos e encargos em moeda nacional	608.783	583.955	629.760	598.785
	1.384.842	1.282.357	1.290.238	1.201.754

NOTA 22 - SEGUROS

A Companhia possui uma apólice de seguros abrangente de riscos operacionais com valor declarado de US$ 3.341.050, equivalente a R$ 6.533.089 em 31.12.2000, e de lucro cessante com valor declarado de US$ 237.000, equivalente a R$ 463.430 em 31.12.2000. Além dessa cobertura, a Companhia possui apólices de responsabilidade civil com cobertura de US$ 10.000, equivalentes a R$ 19.554 em 31.12.2000.

A controlada CEM detém seguro para cobertura de todos os riscos envolvidos no projeto Cana Brava. As importâncias seguradas dos principais itens, com vigência de 31.05.1999 a 15.01.2003, para os riscos de engenharia e de perda de resultado antecipado são de R$ 477.231 e R$ 278.982, respectivamente. Referido seguro garante, ainda, a cobertura, pelo período de dois anos após a entrada em operação da 3ª unidade da usina prevista para 15.01.2003, para os riscos de operação e para os riscos de interrupção de negócio nos valores de R$ 477.231 e de R$ 278.982, respectivamente.

A ITASA possui apólice de riscos de engenharia com cobertura de até US$ 449.000, equivalentes a R$ 877.975 em 31.12.2000, e de perda de resultado antecipado no valor de US$ 135.000, equivalente a R$ 263.979 em 31.12.2000. A apólice contempla, também, cobertura para a fase pré-operacional para os riscos operacionais e para os riscos de interrupção de negócio com valores de, respectivamente, US$ 300.000, equivalentes a R$ 586.620 em 31.12.2000, e US$ 135.000, equivalente a R$ 263.979 em 31.12.2000.

NOTA 23 - EVENTOS SUBSEQÜENTES

O Conselho de Administração da Companhia, em reunião que realizar-se-á em 15.03.2001, irá deliberar proposta a ser submetida à Assembléia Geral Ordinária, de pagamento de juros sobre o capital próprio, nos termos do artigo 9° da Lei n° 9.249/95, no valor de R$ 30.990, correspondentes a R$ 0,0683816235 por lote de mil ações Preferenciais Classe A , R$ 0,0512861674 por lote de mil ações Preferenciais Classe B e R$ 0,0512861674 por lote de mil ações Ordinárias

Os juros sobre o capital próprio, líquidos do imposto de renda retido na fonte nos termos da legislação em vigor, serão imputados aos dividendos do exercício de 2000.

As demais informações a respeito dessa deliberação constarão de Aviso aos Acionistas a ser publicado em 16 de março de 2001.

Manoel Arlindo Zaroni Torres Diretor Presidente	Marc Jacques Zelie M. G. Verstraete Diretor Financeiro e de Relações com Investidores
Laércio Dias Diretor de Controle e Análise de Riscos	José Carlos Cauduro Minuzzo Diretor de Produção de Energia
Gil de Methódio Maranhão Neto Diretor de Desenvolvimento de Negócios	Luciano Flávio Andriani Diretor Administrativo
Roberto Dorval Quadros Diretor de Implantação de Projetos	Waltamir Barreiros Contador – CRC SC 008283/O-8

01.01 - IDENTIFICAÇÃO

1 - CODIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

ÍNDICE

THIRD QUARTER 2000 RESULTS (ITR)

September 30, 2000

Contains:

- Balance sheet
- Share breakdown
- Dividend distribution
- Company structure (share capital)
- Income Statement
- Subsidiary breakdown
- Notes (eg. Consumers, financing, criteria for assessing assets, investments)

ITR - Quarterly Results
Period ended: 9/30/2000

BALANCE SHEET (R$ thousands)

ASSETS

Code	Description	9/30/2000	6/30/2000
1	Total Assets	4,331,081	4,283,264
1.01	*Current Assets*	232,440	196,688
1.01.01	Availabilities	1,128	204
1.01.02	Credits	161,630	116,693
1.01.02.01	Consumers and concessionaires	119,118	88,675
1.01.02.02	Titles and Securities	42,712	28,018
1.01.03	Inventories	4,923	841
1.01.04	Other	64,559	72,950
1.01.04.01	Credits from Fuel Consumption Bill (CCC)	26,012	24,527
1.01.04.02	Taxes and Social Contributions receivable	9,499	10,743
1.01.04.03	Property transfer, shutdowns, services and availabilites	7,504	9,484
1.01.04.04	Bid concessions	0	18,968
1.01.04.05	Anticipated expenses	13,063	665
1.01.04.06	Other	8,481	8,563
1.02	*Long-term Assets*	243,046	243,325
1.02.01	Credits (several)	0	0
1.02.02	Credits with Related Parties	0	0
1.02.02.01	With Joint Parties	0	0
1.02.02.02	*With Controlled Parties*	0	0
1.02.02.03	With Other Related Parties	0	0
1.02.03	Other	243,046	243,325
1.02.03.01	Concessions Bidable	2,845	2,778
1.02.03.02	Deposits Related to Litigation	13,783	12,733
1.02.03.03	Titles and Securities	11,962	5,007
1.02.03.04	Deferred Fiscal Credits	205,999	213,405
1.02.03.05	*Taxes and Social Contributions receivable*	5,105	5,929
1.02.03.06	Other	3,352	3,473
1.03	*Fixed Assets*	3,855,595	3,843,251
1.03.01	Investments	256,021	222,359
1.03.01.01	Share in Joint Parties	127,204	128,909
1.03.01.02	Share in Controlled Parties	118,867	80,554
1.03.01.03	Other Investments	9,950	12,896
1.03.01.03.01	Assets and Rights for Future Use - Land	1,763	1,633
1.03.01.03.02	Other	8,187	11,263
1.03.02	Fixed	3,596,799	3,617,932
1.03.03	Deferred	2,775	2,960

LIABILITIES

Code	Description	9/30/2000	6/30/2000
2	Total Liabilities	4,331,081	4,283,264
2.01	*Current Liabilites*	451,159	418,177
2.01.01	Loans and Financing	238,424	224,121
2.01.02	Debentures	0	0
2.01.03	Suppliers	89,351	72,511
2.01.04	Taxes, Fees, and Contributions	32,520	35,220
2.01.05	Dividends Payable	89	89
2.01.06	Provisions	62,102	58,855
2.01.06.01	ELOS Foundation	43,805	42,415
2.01.06.02	Work-related	7,787	6,136
2.01.06.03	Other	10,510	10,304
2.01.07	Related Party Debt	5,285	4,892
2.01.08	Other	23,388	25,489
2.01.08.01	Global Reversal Reserve	1,588	1,649
2.01.08.02	Financial Compensation for the Utilisation of Water Resources	1,761	2,305
2.01.08.03	*Interlinked Operations Co-ordinating Group (GCOI)*	287	2,314
2.01.08.04	Other	19,752	19,221
2.02	*Long-term Liabilities*	1,520,524	1,546,925
2.02.01	Loans and Financing	1,134,769	1,156,983
2.02.02	Debentures	0	0
2.02.03	Provisions	258,261	258,698
2.02.03.01	ELOS Foundation	55,468	60,990
2.02.03.02	Contingencies	193,415	189,763
2.02.03.03	Other	9,378	7,945
2.02.04	Related Party Debt	0	0
2.02.05	Other	127,494	131,244
2.02.05.01	Taxes and Social Contributions (In installments)	66,516	69,890
2.02.05.02	Concessions Payable	4,471	4,847
2.02.05.03	Global Reversal Reserve	56,507	56,507
2.02.05.04	Special Obligations	0	0

2.03	*Future Period Results*	2,359,398	2,318,162
2.05	*Shareholders' Equity*	2,119,884	2,085,977
2.05.01	Paid-in Capital	91,695	125,601
2.05.02	Capital Reserves	0	0
2.05.03	Reappraisal Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Controlled/Joint	5,818	5,818
2.05.04	Profits Reserve	0	0
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	From Profits Realizable	0	0
2.05.04.05	Retained Earnings	0	0
2.05.04.06	For Retained Dividends	0	0
2.05.04.07	Other Profits Reserve	0	0
2.05.05	Accumulated Income/Loss	142,001	100,766

INCOME STATEMENT (in R$ thousands)

Code	Description	7/01/2000 to 9/30/2000	1/01/2000 to 9/30/2000	7/01/1999 to 9/30/1999	1/01/1999 to 9/30/1999
3.01	*Gross Revenue from Sales and/or Services Rendered*	284,628	776,462	168,853	543,596
3.01.01	Electrical Energy Supply	216,706	563,522	126,681	393,602
3.01.02	Fuel Subsidy (CCC)	65,685	207,896	41,817	148,349
3.01.03	Other	2,237	5,044	355	1,645
3.02	*Gross Revenue Deductions*	(10,457)	(28,375)	(6,181)	(18,822)
3.02.01	Taxes and Social Contributions	(10,457)	(28,375)	(6,181)	(18,822)
3.03	*Net Income from Sales and/or Services Rendered*	274,171	748,087	162,672	524,774
3.04	*Cost of Goods and/or Services Rendered*	(170,072)	(461,622)	(101,429)	(312,787)
3.04.01	Personnel	(9,869)	(28,304)	(15,319)	(33,310)
3.04.02	Material	(3,340)	(8,712)	(2,220)	(5,064)
3.04.03	Third-party Services	(3,689)	(12,408)	(2,204)	(6,725)
3.04.04	Fuel for Electrical Energy Production (CCC)	(65,685)	(207,896)	(41,817)	(148,349)
3.04.05	Fuel for Electrical Energy Production	(975)	(3,699)	0	0
3.04.06	Financial Compensation for Use of Water Resources	(1,881)	(8,621)	(4,594)	(12,928)
3.04.07	Depreciation and Amortization	(38,686)	(103,727)	(32,402)	(98,320)
3.04.08	Electrical Energy Bought for Resale	(41,928)	(78,877)	0	0
3.04.09	Use of Public Property/Goods (UBP)	(2,127)	(6,379)	(2,126)	(6,379)
3.04.10	Operational Provision Constitution	(3,820)	(11,462)	(1,088)	(3,806)
3.04.11	Operational Provision Reversal	4,560	13,257	1,091	1,882
3.04.12	Other	(2,632)	(4,794)	(750)	212
3.05	*Gross Result*	104,099	286,465	61,243	211,987
3.06	*Operating Expenses/Income*	(39,970)	(112,232)	(120,434)	(402,253)
3.06.01	With Sales	(1,671)	(3,338)	(833)	(2,500)
3.06.02	General and Administrative	(10,864)	(28,958)	(29,534)	(49,252)
3.06.02.01	Personnel	(4,702)	(20,818)	(11,549)	(31,555)
3.06.02.02	Third-party Services	(1,922)	(5,949)	(2,293)	(4,878)
3.06.02.03	Operational Provision Constitution	(2,958)	(4,700)	(21,461)	(40,560)
3.06.02.04	Operational Provision Reversal	45,269	68,812	15,670	49,566
3.06.02.05	Other	(46,551)	(66,303)	(9,901)	(21,825)
3.06.03	Financial	(26,302)	(78,803)	(90,067)	(350,501)
3.06.03.01	Financial Income	16,757	21,353	1,812	11,925
3.06.03.01.01	Income from Investments	1,388	4,296	1,305	10,428
3.06.03.01.02	Non-taxable Interest and Social Contributions Receivable	14,030	14,030	0	0
3.06.03.01.03	Monetary Variation	630	926	8	10
3.06.03.01.04	Other	709	2,101	499	1,487
3.06.03.02	Financial Expenses	(43,059)	(100,156)	(91,879)	(362,426)
3.06.03.02.01	Debt Duty	(32,634)	(84,094)	(29,972)	(79,953)
3.06.03.02.02	Duty on Taxes and Social Contributions	(2,148)	(7,107)	(1,892)	(10,036)
3.06.03.02.03	Monetary Variation without Financing	(5,019)	(15,128)	5,555	(5,528)
3.06.03.02.04	Monetary Variation - Other	(1,144)	9,960	(64,854)	(263,152)
3.06.03.02.05	Other	(2,114)	(3,787)	(716)	(3,757)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity Equivalence Result	(1,133)	(1,133)	0	0
3.07	*Operating Profit (Loss)*	64,129	174,233	(59,191)	(190,266)
3.08	*Non-Operating Profit (Loss)*	14	(293)	330	(1,604)
3.08.01	Revenue	120	154	353	576
3.08.02	Expenses	(106)	(447)	(23)	(2,180)
3.09	*EBIT*	64,143	173,940	(58,861)	(191,870)
3.10	*Income Tax and Social Contributions Provision*	(15,501)	(23,781)	0	0
3.10.01	Income Tax	(11,403)	(17,490)	0	0
3.10.02	Social Contributions	(4,098)	(6,291)	0	0
3.11	*Deferred Income Tax*	(7,407)	(38,318)	21,941	63,362
3.11.01	Income Tax	(5,478)	(28,266)	17,435	48,812
3.11.02	Social Contributions	(1,929)	(10,052)	4,506	14,550
3.12	*Statutory Equity/Contributions*	0	0	0	0
3.12.01	Equity	0	0	0	0
3.12.02	Contributions	0	0	0	0

3.13	*Reversal of Interest on Own Capital*	0	0	0	0
3.15	*Profit (loss) in Period*	41,235	111,841	(36,920)	(128,508)
	NUMBER OF SHARES, EX-TREASURY (thousands)	550,905,406	550,905,406	539,091,216	539,091,216
	PROFIT PER SHARE	0.00007	0.00020		
	LOSS PER SHARE			(0.00007)	(0.00024)

CONSOLIDATED BALANCE SHEET (R$ thousands)

ASSETS

Code	Description	9/30/2000	6/30/2000
1	Total Assets	5,356,948	5,179,873
1.01	*Current Assets*	413,423	284,512
1.01.01	Availabilities	19,390	16,969
1.01.02	Credits	333,782	199,494
1.01.02.01	*Consumers and concessionaires*	156,963	157,673
1.01.02.02	Titles and Securities	176,819	41,821
1.01.02.03	Other		
1.01.03	Inventories	5,667	5,285
1.01.04	Other	54,584	62,764
1.01.04.01	Credits from Fuel Consumption Bill (CCC)	18,112	22,221
1.01.04.02	Taxes and Social Contributions receivable	9,616	6,033
1.01.04.03	Property transfer, shutdowns, services and availabilites	3,874	8,592
1.01.04.04	Bid concessions	2,977	2,977
1.01.04.05	Anticipated expenses	6,473	10,595
1.01.04.06	Other	10,584	8,515
1.02	*Long-term Assets*	261,951	265,734
1.02.01	Credits (several)	0	0
1.02.02	Credits with Related Parties	0	0
1.02.02.01	With Joint Parties	0	0
1.02.02.02	With Controlled Parties	261,951	265,734
1.02.02.03	With Other Related Parties	20,990	19,294
1.02.03	Other	8,875	7,911
1.02.03.01	Deposits Related to Litigation	223,728	230,129
1.02.03.02	Deferred Fiscal Credits	5,248	5,107
1.02.03.03	Other	3,110	3,293
1.03	*Fixed Assets*	4,681,574	4,629,627
1.03.01	Investments	118,385	118,932
1.03.01.01	Share in Joint Parties	0	0
1.03.01.02	Share in Controlled Parties	96,091	96,664
1.03.01.03	Other Investments	22,294	22,268
1.03.01.03.01	Assets and Rights for Future Use - Land	1,812	1,818
1.03.01.03.02	Other	20,482	20,450
1.03.02	Fixed	4,534,728	4,482,338
1.03.03	Deferred	28,461	28,357

LIABILITIES

Code	Description	9/30/2000	6/30/2000
2	Total Liabilities	5,356,948	5,179,873
2.01	*Current Liabilites*	639,946	996,125
2.01.01	Loans and Financing	262,397	591,713
2.01.02	Debentures	6,796	2,186
2.01.02.01	Debentures Fees	6,796	2,186
2.01.03	Suppliers	95,560	105,509
2.01.04	Taxes, Fees, and Contributions	30,611	30,549
2.01.04.01	Taxes and Social Contributions (Current)	9,442	9,836
2.01.04.02	Taxes and Social Contributions (In installments)	21,169	20,713
2.01.05	Dividends Payable	136,706	136,799
2.01.06	Provisions	37,469	65,383
2.01.06.01	ELOS Foundation	22,133	47,774
2.01.06.02	Other	15,336	17,609
2.01.07	Related Party Debt	44,623	42,923
2.01.08	Other	25,784	21,063
2.01.08.01	Global Reversal Reserve	1,507	1,527
2.01.08.02	Financial Compensation for the Utilisation of Water Resources	6,777	3,122
2.01.08.03	Electrical Energy Concessionaires	66	7,274
2.01.08.04	Employee Profit-Sharing	4,114	4,114
2.01.08.05	Other	13,320	5,026
2.02	*Long-term Liabilities*	2,242,358	1,751,369
2.02.01	Loans and Financing	1,663,002	1,230,378
2.02.02	Debentures	175,559	90,632
2.02.03	Provisions	218,952	244,176
2.02.03.01	ELOS Foundation	60,374	59,702
2.02.03.02	Contingencies	146,713	174,036
2.02.03.03	Other	11,865	10,438
2.02.04	Related Party Debt	0	0

2.02.05	Other	184,845	186,183
2.02.05.01	Taxes and Social Contributions (In installments)	58,871	62,794
2.02.05.02	Concessions Payable	64,298	62,784
2.02.05.03	Special Obligations	56,511	56,511
2.02.05.04	Other	5,165	4,094
2.03	*Future Period Results*	0	0
2.04	*Minority Interest*	0	0
2.05	*Shareholders' Equity*	2,474,644	2,432,379
2.05.01	Paid-in Capital	2,279,884	2,278,704
2.05.02	Capital Reserves	91,695	91,695
2.05.03	Reappraisal Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Controlled/Joint	0	0
2.05.04	Profits Reserve	61,980	61,980
2.05.04.01	Legal	8,521	8,521
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	From Profits Realizable	0	0
2.05.04.05	Retained Earnings	53,459	53,459
2.05.04.06	For Retained Dividends	0	0
2.05.04.07	Other Profits Reserve	0	0
2.05.05	Accumulated Income/Loss	41,085	0

CONSOLIDATED INCOME STATEMENT (in R$ thousands)

Code	Description	7/01/2000 to 9/30/2000	1/01/2000 to 9/30/2000	7/01/1999 to 9/30/1999	1/01/1999 to 9/30/1999
3.01	*Gross Revenue from Sales and/or Services Rendered*	284,628	776,462	168,853	543,596
3.01.01	Electrical Energy Supply	216,706	563,522	126,681	393,602
3.01.02	Fuel Subsidy (CCC)	65,685	207,896	41,817	148,349
3.01.03	Other	2,237	5,044	355	1,645
3.02	*Gross Revenue Deductions*	(10,457)	(28,375)	(6,181)	(18,822)
3.02.01	Taxes and Social Contributions	(10,457)	(28,375)	(6,181)	(18,822)
3.03	*Net Income from Sales and/or Services Rendered*	274,171	748,087	162,672	524,774
3.04	*Cost of Goods and/or Services Rendered*	(170,072)	(461,622)	(101,429)	(312,787)
3.04.01	Personnel	(9,869)	(28,304)	(15,319)	(33,310)
3.04.02	Material	(3,340)	(8,712)	(2,220)	(5,064)
3.04.03	Third-party Services	(3,689)	(12,408)	(2,204)	(6,725)
3.04.04	Fuel for Electrical Energy Production (CCC)	(65,685)	(207,896)	(41,817)	(148,349)
3.04.05	Fuel for Electrical Energy Production	(975)	(3,699)	0	0
3.04.06	Financial Compensation for Use of Water Resources	(1,881)	(8,621)	(4,594)	(12,928)
3.04.07	Depreciation and Amortization	(38,686)	(103,727)	(32,402)	(98,320)
3.04.08	Electrical Energy Bought for Resale	(41,928)	(78,877)	0	0
3.04.09	Use of Public Property/Goods (UBP)	(2,127)	(6,379)	(2,126)	(6,379)
3.04.10	Operational Provision Constitution	(3,820)	(11,462)	(1,088)	(3,806)
3.04.11	Operational Provision Reversal	4,560	13,257	(1,091)	1,882
3.04.12	Other	(2,632)	(4,794)	(750)	212
3.05	*Gross Result*	104,099	286,465	61,243	211,987
3.06	*Operating Expenses/Income*	(39,970)	(112,232)	(120,434)	(402,253)
3.06.01	With Sales	(1,671)	(3,338)	(833)	(2,500)
3.06.02	General and Administrative	(10,864)	(28,958)	(29,534)	(49,252)
3.06.02.01	Personnel	(4,702)	(20,818)	(11,549)	(31,555)
3.06.02.02	Third-party Services	(1,922)	(5,949)	(2,293)	(4,878)
3.06.02.03	Operational Provision Constitution	(2,958)	(4,700)	(21,461)	(40,560)
3.06.02.04	Operational Provision Reversal	45,269	68,812	15,670	49,566
3.06.02.05	Other	(46,551)	(66,303)	(9,901)	(21,825)
3.06.03	Financial	(26,302)	(78,803)	(90,067)	(350,501)
3.06.03.01	Financial Income	16,757	21,353	1,812	11,925
3.06.03.01.01	Income from Investments	1,388	4,296	1,305	10,428
3.06.03.01.02	Non-taxable Interest and Social Contributions	14,030	14,030	0	0
3.06.03.01.03	Monetary Variation	630	926	8	10
3.06.03.01.04	Other	709	2,101	499	1,487
3.06.03.02	Financial Expenses	(43,059)	(100,156)	(91,879)	(362,426)
3.06.03.02.01	Debt Duty	(32,634)	(84,094)	(29,972)	(79,953)
3.06.03.02.02	Duty on Taxes and Social Contributions	(2,148)	(7,107)	(1,892)	(10,036)
3.06.03.02.03	Monetary Variation without Financing	(5,019)	(15,128)	5,555	(5,528)
3.06.03.02.04	Monetary Variation - Other	(1,144)	9,960	(64,854)	(263,152)
3.06.03.02.05	Other	(2,114)	(3,787)	(716)	(3,757)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity Equivalence Result	(1,133)	(1,133)	0	0
3.07	*Operating Profit (Loss)*	64,129	174,233	(59,191)	(190,266)
3.08	*Non-Operating Profit (Loss)*	14	(293)	330	(1,604)
3.08.01	Revenue	120	154	353	576
3.08.02	Expenses	(106)	(447)	(23)	(2,180)
3.09	*EBIT*	64,143	173,940	(58,861)	(191,870)
3.10	*Income Tax and Social Contributions Provision*	(15,501)	(23,781)	0	0
3.10.01	Income Tax	(11,403)	(17,490)	0	0
3.10.02	Social Contributions	(4,098)	(6,291)	0	0

GERASUL TRACTEBEL CVM FINANCIAL STATEMENTS
1998-2001

3.11	*Deferred Income Tax*	(7,407)	(38,318)	21,941	63,362
3.11.01	Income Tax	(5,478)	(28,266)	17,435	48,812
3.11.02	Social Contributions	(1,929)	(10,052)	4,506	14,550
3.12	*Statutory Equity/Contributions*	0	0	0	0
3.12.01	Equity	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	*Reversal of Interest on Own Capital*	0	0	0	0
3.14	*Minority Interest*	0	0	0	0
3.15	*Profit (loss) in Period*	41,235	111,841	(36,920)	(128,508)
	NUMBER OF SHARES, EX-TREASURY (thousands)	550,905,406	550,905,406	539,091,216	539,091,216
	PROFIT PER SHARE	0.00007	0.00020		
	LOSS PER SHARE			(0.00007)	(0.00024)

O REGISTRO NA CVM NÃO IMPLICA QUALQUER APRECIAÇÃO SOBRE A COMPANHIA, SENDO OS SEUS ADMINISTRADORES RESPONSÁVEIS PELA VERACIDADE DAS INFORMAÇÕES PRESTADAS.

01.01 - IDENTIFICAÇÃO

1 - CODIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19
4 - NIRE		
42300024384		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
RUA ANTÔNIO DIB MUSSI, Nº 366				CENTRO
3 - CEP	4 - MUNICÍPIO			5 - UF
88015-110	FLORIANÓPOLIS			SC
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
48	221-7052	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
48	221-7053	-	-	
15 - E-MAIL				
moser@gerasul.com.br				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
LAÉRCIO DIAS				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
RUA ANTÔNIO DIB MUSSI Nº 366				CENTRO
4 - CEP	5 - MUNICÍPIO			6 - UF
88015-110	FLORIANÓPOLIS			SC
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
48	221-7020	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
48	221-7070	-	-	
16 - E-MAIL				
laerciod@gerasul.com.br				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2000	31/12/2000	3	01/07/2000	30/09/2000	2	01/04/2000	30/06/2000

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES S/C	00385-9
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
MARCELO CAVALCANTI DE ALMEIDA	335.905.597-72

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01.01 - IDENTIFICAÇÃO

1 - CODIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Numero de Ações (Mil)	1 - TRIMESTRE ATUAL 30/09/2000	2 - TRIMESTRE ANTERIOR 30/06/2000	3 - IGUAL TRIMESTRE EX. ANTERIOR 30/09/1999
Do Capital Integralizado			
1 - Ordinárias	464.052.075	454.100.459	454.100.459
2 - Preferenciais	86.853.331	84.990.757	84.990.757
3 - Total	550.905.406	539.091.216	539.091.216
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO Privada Nacional
4 - CÓDIGO ATIVIDADE 1990200 - Serviços de Eletricidade
5 - ATIVIDADE PRINCIPAL GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA
6 - TIPO DE CONSOLIDADO Total
7 - TIPO DO RELATÓRIO DOS AUDITORES Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INICIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)
01	16/08/2000	2.119.884	33.907	Subscrição Particular em Dinheiro	11.814.190	2,8700000000

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
14/11/2000	

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01.01 - IDENTIFICAÇÃO

1 - CODIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CODIGO	2 - DESCRIÇÃO	3 - 30/09/2000	4 - 30/06/2000
1	Ativo Total	4.331.081	4.283.264
1.01	Ativo Circulante	232.440	196.688
1.01.01	Disponibilidades	1.128	204
1.01.02	Créditos	161.830	116.693
1.01.02.01	Concessionárias	119.118	88.675
1.01.02.02	Titulos e Valores Mobiliários	42.712	28.018
1.01.03	Estoques	4.923	6.841
1.01.04	Outros	64.559	72.950
1.01.04.01	Créditos da Cta Cons. Combustivel - CCC	26.012	24.527
1.01.04.02	Tributos e Contrib. Sociais a Recuperar	9.499	10.743
1.01.04.03	Alienações, Desativ., Serv.e Disp.Reemb.	7.504	9.484
1.01.04.04	Concessões Licitadas	0	18.968
1.01.04.05	Despesas Antecipadas	13.063	665
1.01.04.06	Outros	8.481	8.563
1.02	Ativo Realizável a Longo Prazo	243.046	243.325
1.02.01	Créditos Diversos	0	0
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	243.046	243.325
1.02.03.01	Concessões a Licitar	2.845	2.778
1.02.03.02	Depósitos Vinculados a Litígios	13.783	12.733
1.02.03.03	Titulos e Valores Mobiliários	11.962	5.007
1.02.03.04	Créditos Fiscais Diferidos	205.999	213.405
1.02.03.05	Tributos e Contrib. Sociais a Recuperar	5.105	5.929
1.02.03.06	Outros	3.352	3.473
1.03	Ativo Permanente	3.855.595	3.843.251
1.03.01	Investimentos	256.021	222.359
1.03.01.01	Participações em Coligadas	127.204	128.909
1.03.01.02	Participações em Controladas	118.867	80.554
1.03.01.03	Outros Investimentos	9.950	12.896
1.03.01.03.01	Bens e Direitos p/Uso Futuro - Terrenos	1.763	1.633
1.03.01.03.02	Outros	8.187	11.263
1.03.02	Imobilizado	3.596.799	3.617.932
1.03.03	Diferido	2.775	2.960

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2000	4 - 30/06/2000
2	Passivo Total	4.331.081	4.283.264
2.01	Passivo Circulante	451.159	418.177
2.01.01	Empréstimos e Financiamentos	238.424	221.121
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	89.351	72.511
2.01.04	Impostos, Taxas e Contribuições	32.520	35.220
2.01.05	Dividendos a Pagar	89	89
2.01.06	Provisões	62.102	58.855
2.01.06.01	Fundação ELOS	43.805	42.415
2.01.06.02	Trabalhistas	7.787	6.136
2.01.06.03	Outras	10.510	10.304
2.01.07	Dividas com Pessoas Ligadas	5.285	4.892
2.01.08	Outros	23.388	25.489
2.01.08.01	Reserva Global de Reversão	1.588	1.649
2.01.08.02	Compensação Financ.p/Utiliz.Rec.Hidricos.	1.761	2.305
2.01.08.03	Grupo Coord. de Oper.Interligadas-GCOI	287	2.314
2.01.08.04	Outros	19.752	19.221
2.02	Passivo Exigível a Longo Prazo	1.520.524	1.546.925
2.02.01	Empréstimos e Financiamentos	1.134.769	1.156.983
2.02.02	Debêntures	0	0
2.02.03	Provisões	258.261	258.698
2.02.03.01	Fundação ELOS	55.468	60.990
2.02.03.02	Contingências	193.415	189.763
2.02.03.03	Outras	9.378	7.945
2.02.04	Dividas com Pessoas Ligadas	0	0
2.02.05	Outros	127.494	131.244
2.02.05.01	Tributos e Contribuições Sociais	66.516	69.890
2.02.05.02	Reserva Global de Reversão	4.471	4.847
2.02.05.03	Obrigações Especiais	56.507	56.507
2.03	Resultados de Exercicios Futuros	0	0
2.05	Patrimônio Liquido	2.359.398	2.318.162
2.05.01	Capital Social Realizado	2.119.884	2.085.977
2.05.02	Reservas de Capital	91.695	125.601
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	5.818	5.818
2.05.04.01	Legal	0	0
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0

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01.01 - IDENTIFICAÇÃO

1 - CODIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CODIGO	2 - DESCRIÇÃO	3 -30/09/2000	4 -30/06/2000
2 05.04 05	Retenção de Lucros	0	0
2 05.04 06	Especial p/ Dividendos Não Distribuidos	0	0
2 05 04 07	Outras Reservas de Lucro	0	0
2 05.05	Lucros/Prejuizos Acumulados	142 001	100 766

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2000 a 30/09/2000	4 - 01/01/2000 a 30/09/2000	5 - 01/07/1999 a 30/09/1999	6 - 01/01/1999 a 30/09/1999
3.01	Receita Bruta de Vendas e/ou Serviços	284.628	776.462	168.853	543.596
3.01.01	Suprimento de Energia Elétrica	216.706	563.522	126.681	393.602
3.01.02	Subvenção Combustível - CCC	65.685	207.896	41.817	148.349
3.01.03	Outras	2.237	5.044	355	1.645
3.02	Deduções da Receita Bruta	(10.457)	(28.375)	(6.181)	(18.822)
3.02.01	Impostos e Contribuições	(10.457)	(28.375)	(6.181)	(18.822)
3.03	Receita Líquida de Vendas e/ou Serviços	274.171	748.087	162.672	524.774
3.04	Custo de Bens e/ou Serviços Vendidos	(170.072)	(461.622)	(101.429)	(312.787)
3.04.01	Pessoal	(9.869)	(28.304)	(15.319)	(33.310)
3.04.02	Material	(3.340)	(8.712)	(2.220)	(5.064)
3.04.03	Serviço de Terceiro	(3.689)	(12.408)	(2.204)	(6.725)
3.04.04	Combustível p/Prod.Ener.Elétrica - CCC	(65.685)	(207.896)	(41.817)	(148.349)
3.04.05	Combustível p/Prod.Ener.Elétrica	(975)	(3.699)	0	0
3.04.06	Compens.Financ. p/Utiliz.Rec. Hídricos	(1.881)	(8.621)	(4.594)	(12.928)
3.04.07	Depreciação / Amortização	(38.686)	(103.727)	(32.402)	(98.320)
3.04.08	Energia Elétrica Comprada p/Revenda	(41.928)	(78.877)	0	0
3.04.09	Uso de Bem Público - UBP	(2.127)	(6.379)	(2.126)	(6.379)
3.04.10	Constituição de Provisões Operacionais	(3.820)	(11.462)	(1.088)	(3.806)
3.04.11	Reversão de Provisões Operacionais	4.560	13.257	1.091	1.882
3.04.12	Outras	(2.632)	(4.794)	(750)	212
3.05	Resultado Bruto	104.099	286.465	61.243	211.987
3.06	Despesas/Receitas Operacionais	(39.970)	(112.232)	(120.434)	(402.253)
3.06.01	Com Vendas	(1.671)	(3.338)	(833)	(2.500)
3.06.02	Gerais e Administrativas	(10.864)	(28.958)	(29.534)	(49.252)
3.06.02.01	Pessoal	(4.702)	(20.818)	(11.549)	(31.555)
3.06.02.02	Serviço de Terceiro	(1.922)	(5.949)	(2.293)	(4.878)
3.06.02.03	Constituição de Provisões Operacionais	(2.958)	(4.700)	(21.461)	(40.560)

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2000 a 30/09/2000	4 - 01/01/2000 a 30/09/2000	5 - 01/07/1999 a 30/09/1999	6 - 01/01/1999 a 30/09/1999
3.06.02.04	Reversão de Provisões Operacionais	45.269	68.812	15.670	49.566
3.06.02.05	Outras	(46.551)	(66.303)	(9.901)	(21.825)
3.06.03	Financeiras	(26.302)	(78.803)	(90.067)	(350.501)
3.06.03.01	Receitas Financeiras	16.757	21.353	1.812	11.925
3.06.03.01.01	Rendas de Aplicações Financeiras	1.388	4.296	1.305	10.428
3.06.03.01.02	Juros s/Tributos Contr.Soc. a Recuperar	14.030	14.030	0	0
3.06.03.01.03	Variação Monetária	630	926	8	10
3.06.03.01.04	Outras	709	2.101	499	1.487
3.06.03.02	Despesas Financeiras	(43.059)	(100.156)	(91.879)	(362.426)
3.06.03.02.01	Encargos de Dívidas	(32.634)	(84.094)	(29.972)	(79.953)
3.06.03.02.02	Encargos s/Tributos e Contrib.Sociais	(2.148)	(7.107)	(1.892)	(10.036)
3.06.03.02.03	Outras	(5.019)	(15.128)	5.555	(5.528)
3.06.03.02.04	Variação Monetária s/Empr.Financiamento	(1.144)	9.960	(64.854)	(263.152)
3.06.03.02.05	Variação Monetária - Outras	(2.114)	(3.787)	(716)	(3.757)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	(1.133)	(1.133)	0	0
3.07	Resultado Operacional	64.129	174.233	(59.191)	(190.266)
3.08	Resultado Não Operacional	14	(293)	330	(1.604)
3.08.01	Receitas	120	154	353	576
3.08.02	Despesas	(106)	(447)	(23)	(2.180)
3.09	Resultado Antes Tributação/Participações	64.143	173.940	(58.861)	(191.870)
3.10	Provisão para IR e Contribuição Social	(15.501)	(23.781)	0	0
3.10.01	Imposto de Renda	(11.403)	(17.490)	0	0
3.10.02	Contribuição Social	(4.098)	(6.291)	0	0
3.11	IR Diferido	(7.407)	(38.318)	21.941	63.362
3.11.01	Imposto de Renda	(5.478)	(28.266)	17.435	48.812

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1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2000 a 30/09/2000	4 - 01/01/2000 a 30/09/2000	5 - 01/07/1999 a 30/09/1999	6 - 01/01/1999 a 30/09/1999
3.11.02	Contribuição Social	(1.929)	(10.052)	4.506	14.550
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	41.235	111.841	(36.920)	(128.508)
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	550.905.406	550.905.406	539.091.216	539.091.216
	LUCRO POR AÇÃO	0,00007	0,00020		
	PREJUÍZO POR AÇÃO			(0,00007)	(0,00024)

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04.01 - NOTAS EXPLICATIVAS

NOTA 1 - CONTEXTO OPERACIONAL

A Centrais Geradoras do Sul do Brasil S.A. - GERASUL, concessionária de uso de bem público, na condição de produtor independente, com sede em Florianópolis - SC, tem como atividade a geração e comercialização de energia elétrica.

Sua capacidade instalada, em operação, é de 4.199 MW, dos quais 74,40% em usinas hidrelétricas e 25,60% em termelétricas, compostos pelo seguinte parque gerador: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UHE Itá (RS/SC), UTE Charqueadas (RS), UTE Alegrete (RS), UTE William Arjona (MS) e Complexo Termelétrico Jorge Lacerda (SC).

A Companhia foi constituída em 29 de janeiro de 1998, a partir da cisão parcial da Centrais Elétricas Brasileiras S. A. - ELETROBRÁS, e tinha a denominação social de Eletrobrás Geração S. A. - ELETROGER.

O patrimônio vertido à ELETROGER correspondia à totalidade da participação societária da ELETROBRÁS na sociedade constituída em 23 de dezembro de 1997 a partir da cisão parcial da Centrais Elétricas do Sul do Brasil S. A. - ELETROSUL, incluída no Programa Nacional de Desestatização - PND.

Em 29 de abril de 1998 a ELETROGER incorporou sua controlada, com o patrimônio existente na data-base de 31 de janeiro de 1998. Na Assembléia Geral Extraordinária em que foi aprovada a operação de incorporação, os acionistas aprovaram, também, a alteração da denominação social da Companhia para Centrais Geradoras do Sul do Brasil S. A. - GERASUL, utilizada até então pela incorporada.

A Companhia foi privatizada em 15 de setembro de 1998, em leilão realizado na Bolsa de Valores do Rio de Janeiro, cujo controle acionário foi adquirido pela Tractebel Sul Ltda., empresa constituída no Brasil sob o controle da Tractebel Sociètè Anonyme, com sede em Bruxelas, Bélgica.

A Companhia é detentora de 99,99% das ações representativas do capital social da Companhia Energética Meridional – CEM, que detém a concessão para construir e operar a usina hidrelétrica Cana Brava, localizada no rio Tocantins, Estado de Goiás. As características da CEM e do empreendimento estão descritas na Nota 8-b deste quadro e no item 4 do quadro 15.01 – Projetos de Investimento.

Participa, ainda, com 48,75% do capital votante da empresa Itá Energética S.A. – ITASA, uma *SPC – Special Purpose Company* constituída para construir e explorar, em parceria com a GERASUL através de consórcio, a usina hidrelétrica Itá, localizada no Rio Uruguai, na divisa dos Estados de Santa Catarina e Rio Grande do Sul. As características da ITASA e do empreendimento estão descritas na Nota 8-a deste quadro e no item 1 do quadro 15.01 – Projetos de Investimento.

NOTA 2 - APRESENTAÇÃO DAS INFORMAÇÕES TRIMESTRAIS

Todos os valores apresentados (textos e tabelas) no Balanço Patrimonial, na Demonstração do Resultado, nas Notas Explicativas e nos demais quadros estão expressos em Reais Mil.

Informações da Controladora

O Balanço Patrimonial e a Demonstração do Resultado foram elaborados de acordo com a legislação societária brasileira, com as normas da Agência Nacional de Energia Elétrica – ANEEL e com os atos normativos da Comissão de Valores Mobiliários – CVM.

Informações consolidadas

As informações consolidadas estão apresentadas nos quadros 06.01, 06.02 e 07.01. O Balanço Patrimonial consolidado em 30 de setembro de 2000 foi elaborado de acordo com os princípios e práticas de consolidação previstos na legislação societária brasileira e na Instrução nº 247/96, com as alterações introduzidas pela Instrução nº 285/98, da Comissão de Valores Mobiliários – CVM. A demonstração do resultado consolidada tem seus valores idênticos aos da controladora, em virtude da controlada encontrar-se em fase pré-operacional.

Detalhamento em Notas Explicativas

Objetivando propiciar maior clareza na apresentação dos detalhamentos de saldos patrimoniais em Notas Explicativas, as contas ativas e passivas não existentes na controlada estão sendo apresentadas exclusivamente sob o título "Controladora", cujos valores são idênticos aos saldos consolidados.

NOTA 3 – SUMÁRIO DAS PRINCIPAIS PRÁTICAS CONTÁBEIS

Reconhecimento dos efeitos inflacionários

Estão refletidos somente os efeitos das variações monetárias sobre ativos e passivos indexados em função de disposições legais e contratuais. Em conformidade com as disposições da Lei nº 9.249, de 26.12.1995, a partir de janeiro de 1996 foi extinta a sistemática de correção monetária. Desta forma, os valores correspondentes ao ativo permanente, patrimônio líquido e obrigações especiais estão corrigidos somente até 31.12.1995.

Critérios gerais de avaliação

a) Resultado do período

As receitas e despesas estão registradas com observância do regime de competência dos exercícios.

b) Ativos circulante e realizável a longo prazo

Os materiais em estoque no almoxarifado estão registrados ao custo médio de aquisição, que não excede o valor de mercado;

os títulos e valores mobiliários estão registrados ao custo acrescido dos rendimentos auferidos até 30.09. 2000, cujos valores contábeis não excedem os preços médios de mercado;

os ativos indexados estão atualizados até 30.09. 2000.

c) Permanente

Os investimentos na controlada e coligada são avaliados pelo método da equivalência patrimonial e os demais investimentos estão ao custo de aquisição, que não excede o valor de mercado.

O imobilizado está registrado ao custo de aquisição ou construção. A depreciação está calculada pelo método linear, com base nas taxas médias anuais mencionadas na Nota 9-a, calculadas com base nas Unidades de Cadastro – UC que compõem os empreendimentos, em consonância com a Resolução n° 002, de 24.12.1997, alterada pela Resolução n° 044, de 17.03.1999, da Agência Nacional de Energia Elétrica – ANEEL.

Em função do disposto nas Intruções Gerais nº 35 e 36, do Plano de Contas do Serviço Público de Energia Elétrica, os juros e demais encargos financeiros e efeitos inflacionários decorrentes dos financiamentos obtidos de terceiros, efetivamente aplicados nas imobilizações em curso, estão computados como custo do respectivo imobilizado.

d) Passivos circulante e exigível a longo prazo

Os empréstimos e financiamentos e os encargos decorrentes, apropriados até 30.09.2000, estão atualizados pelas taxas de câmbio ou índices contratuais (Ver Nota 11) e as demais obrigações da Companhia estão registradas pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

Balanço Patrimonial Consolidado

Foram eliminados os investimentos da investidora no capital da investida e os saldos ativos e passivos decorrentes de operações entre as companhias consolidadas.

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Em face da alta proporção de participação da controladora na controlada (ver Nota 8-b), não houve efeito da participação dos acionistas não controladores a ser demonstrado no patrimônio líquido consolidado.

NOTA 4 – CONCESSIONÁRIAS

Está contemplado nesta rubrica o faturamento de energia de curto prazo no valor de R$ 14.720 (R$ 9.535 em 30.06.00) devido por Furnas Centrais Elétricas S.A., que se encontra vencido desde 05.05.2000. Tal valor é decorrente do suprimento pela GERASUL àquela empresa, em virtude do atraso da entrada em operação da Usina Termonuclear Angra II, cuja energia encontra-se inserida em seus Contratos Iniciais. O equacionamento desta pendência está sendo negociado no âmbito do COEX - Comitê Executivo do Mercado Atacadista de Energia Elétrica.

NOTA 5 – TÍTULOS E VALORES MOBILIÁRIOS

	Controladora				Consolidado			
	30.09.2000		30.06.2000		30.09.2000		30.06.2000	
	Circulante	Longo Prazo	Circulante	Longo Prazo	Circulante	Longo Prazo	Circulante	Longo Prazo
Certificado de Depósito Bancário - CDB	3.329	-	4.535	-	5.389	-	4.535	-
Letras Financeiras do Tesouro - LFT	35.592	10.178	23.462	5.007	55.264	10.178	23.462	5.007
Letras do Tesouro Nacional - LTN	774	1.784	-	-	774	1.784	-	-
Certificado de Depósito da Previdência - INSS	1	-	1	-	1	-	1	-
Conta Programada	3.016	-	20	-	21.134	-	20	-
	42.712	**11.962**	**28.018**	**5.007**	**82.562**	**11.962**	**28.018**	**5.007**

Na controladora, os títulos e valores mobiliários existentes em 30.09.2000 têm seus vencimentos previstos para o período de outubro de 2000 a junho de 2003, sendo os CDB remunerados em 101% da taxa CDI e as demais aplicações em 100,78% da taxa do CDI, em média.
Do montante de R$ 11.962 relativos aos títulos públicos classificados no ativo realizável a longo prazo, está caucionado o valor de R$ 11.668 para garantia de processos judiciais.
No saldo consolidado os Certificados de Depósitos Bancários estão sendo remunerados em 101% da taxa CDI e as demais aplicações em média 100,36% e 100,78% do CDI para a CEM e GERASUL , respectivamentes.

NOTA 6 - CRÉDITOS FISCAIS DIFERIDOS

	Controladora					
	30.09.2000			30.06.2000		
Natureza dos créditos	Base de cálculo	Imposto de renda	Contribuição social	Base de cálculo	Imposto de renda	Contribuição social
Tributos - art. 7º, Lei nº 8.541/92	6.474	1.619	-	6.916	1.729	-
Provisão para fundo de pensão	89.747	22.436	7.948	93.879	23.470	8.319
Provisão para contingências	74.335	18.584	6.495	72.403	18.101	6.322
Provisão p/ perdas em concessões a licitar	2.713	678	244	2.713	678	244
Outras provisões	18.367	4.592	1.609	18.078	4.520	1.583
Prejuízo fiscal	124.079	31.020	-	143.637	35.909	-
Provisão para perdas em Jacuí	977.853	-	78.228	977.853	-	78.228
Base negativa da contribuição social s/lucro	385.463	-	32.546	404.979	-	34.302
	1.679.031	**78.929**	**127.070**	**1.720.458**	**84.407**	**128.998**

Nos termos da legislação fiscal, a realização dos créditos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela ocorrência das perdas provisionadas.

Estudos internos indicam que o prejuízo fiscal e a base negativa da contribuição social serão compensados num horizonte de 8 anos.

Considerando que a MP nº 1.858-10, de 27.10.1999, definiu alíquotas de 9% para o período de fevereiro de 2000 a dezembro de 2002 e de 8% a partir de janeiro de 2003, a Companhia, com base em estudos internos, ajustou os saldos existentes, conforme demonstrado a seguir:

	Controladora							
	30.09.2000				30.06.2000			
Natureza dos créditos	**Base de cálculo**	**Contribuição social 8%**	**Base de cálculo**	**Contribuição social 9%**	**Base de cálculo**	**Contribuição social 8%**	**Base de cálculo**	**Contribuição social 9%**
Provisão para perdas em Jacui	977.853	78.228	-	-	977.853	78.228	-	-
Provisão para fundo de pensão	12.984	1.039	76.763	6.909	12.984	1.039	80.895	7.280
Provisão para contingências	19.505	1.560	54.830	4.935	19.505	1.560	52.898	4.762
Provisão p/perdas em concessões a licitar	-	-	2.713	244	-	-	2.713	244
Outras provisões	4.383	351	13.984	1.258	4.383	351	13.695	1.232
Base negativa da contribuição social s/lucro	214.578	17.166	170.885	15.380	214.578	17.166	190.401	17.136
	1.229.303	**98.344**	**319.175**	**28.726**	**1.229.303**	**98.344**	**340.602**	**30.654**

NOTA 7 - CONCILIAÇÃO DOS TRIBUTOS, NO RESULTADO

	Controladora			
	30.09.2000		30.09.1999	
	Contribuição social	**Imposto de renda**	**Contribuição social**	**Imposto de renda**
Resultado antes dos tributos	173.940	173.940	(191.870)	(191.870)
Contribuição Social - 9% (1999 - 8%)	(15.655)	-	15.350	-
Imposto de Renda - 25%	-	(43.485)	-	47.967
	(15.655)	**(43.485)**	**15.350**	**47.967**
Contribuição social e imposto de renda sobre:				
Despesas indedutíveis	(586)	(1.863)	(800)	(2.514)
Amortização de ágio	-	(143)	-	-
Equivalência patrimonial	(102)	(283)	-	-
DRIC excluída na apuração do Lucro Real de 1998 (DIPJ entregue em setembro/99)	-	-	-	3.359
Adicional de 10% do IRPJ sobre lucro até R$ 20.000,00 mensais	-	18	-	-
Contribuição social e imposto de renda no resultado	**(16.343)**	**(45.756)**	**14.550**	**48.812**

NOTA 8 - INVESTIMENTOS

a) Itá Energética S.A. – ITASA (Coligada)

A composição do capital votante da Itá Energética S.A. – ITASA, é a seguinte:

Acionista	% de Participação
Centrais Geradoras do Sul do Brasil S.A. - GERASUL	48,75
Companhia Siderúrgica Nacional – CSN	48,75
Companhia de Cimento Itambé	2,50

04.01 - NOTAS EXPLICATIVAS

A ITASA tem como objetivo contratar a implantação da Usina Hidrelétrica Itá e operar a usina para a geração de energia, em parceria com a GERASUL através de consórcio, mediante concessão outorgada pela União Federal por intermédio da Agência Nacional de Energia Elétrica – ANEEL. O empreendimento está situado no Rio Uruguai, na divisa dos Estados de Santa Catarina e do Rio Grande do Sul, entre os municípios de Itá (SC) e Aratiba(RS) e terá capacidade instalada de 1.450 MW, provenientes de 5 grupos geradores de 290 MW.

As informações pertinentes à participação na coligada estão demonstradas a seguir:

	Ações		
	Ordinárias	**Preferenciais**	**Total**
Quantidade de ações do capital social	213.924.245	200.000.000	413.924.245
Quantidade de ações de propriedade da GERASUL	104.288.067	-	104.288.067
Participação %	48,75	-	25,19
Capital social - R$ mil	-	-	413.924
Patrimônio líquido - R$ mil	-	-	416.318
Investimento - R$ mil:			
Equivalência patrimonial	-	-	104.891
Ágio	-	-	22.313

O ágio na aquisição do controle acionário tem fundamento econômico na expectativa de resultado futuro e está sendo amortizado no prazo de 10 anos

b) Companhia Energética Meridional – CEM (Controlada)

A participação da Companhia na CEM, corresponde a 99,99% das ações representativas de seu capital social.

A CEM está construindo a Usina Hidrelétrica Cana Brava, localizada no rio Tocantins, Norte do Estado de Goiás, com capacidade instalada de 450 MW. As obras tiveram início em 31 de maio de 1999 com início de operação previsto para o segundo semestre de 2002.

A energia a ser produzida em Cana Brava não está vinculada aos Contratos Iniciais e será, portanto, livremente comercializada.

04.01 - NOTAS EXPLICATIVAS

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	Ações		
	Ordinárias	Preferenciais	Total
Quantidade de ações do capital social	41.343.335	70.666.665	112.010.000
Quantidade de ações de propriedade da controladora	41.343.331	70.666.665	112.009.996
Participação %	99,99	100,00	99,99
Capital social subscrito - R$ mil	41.343	70.667	112.010
Capital social integralizado - R$ mil	-	-	111.679
Patrimônio líquido - R$ mil	-	-	111.679
Investimento - R$ mil:			
Equivalência patrimonial	-	-	111.679
Ágio	-	-	7.188

O ágio na aquisição do controle acionário tem fundamento econômico na expectativa de resultado futuro e será amortizado em prazo não superior a 10 anos, a partir da entrada em operação da usina.

A determinação do ágio teve por base Fluxo de Caixa calculado por instituição financeira especializada, com premissas indicadas ao contexto da investida, projetado para 35 anos, prazo de concessão da usina, ajustado a valor presente com taxa de desconto compatível com os negócios da Companhia.

A avaliação levou em consideração a relação *debt/equity* de 70/30 para a construção da usina. Parte do ágio está associada aos bônus de subscrição adquiridos na transação e que serão utilizados para aporte de capital durante a fase pré-operacional da investida (ver letra "c" desta Nota).

c) Outros investimentos

A Companhia possui 108 bônus de subscrição em ações da CEM, no valor de R$ 8.100. Este valor, que corresponde a ágio na aquisição destes bônus, com fundamento econômico na expectativa de resultado futuro, será transferido para "investimentos em sociedade controlada" na proporção das integralizações de capital com a sua utilização, conforme mencionado na letra "b" acima.
Conforme os termos do contrato de compra e venda desses bônus, caso a CEM venha a assinar contrato com o Banco Interamericano de Desenvolvimento – BID, a GERASUL deverá pagar o complemento de R$ 28.289, a título de ágio.

NOTA 9 – ATIVO IMOBILIZADO

a) Composição

	Controladora			Consolidado	
	30.09.2000		30.06.2000	30.09.2000	30.06.2000
	Taxas médias de depreciação	Custo corrigido	Custo corrigido	Custo corrigido	
Imobilizações em Serviço					
Geração Hidráulica					
UHE Salto Santiago	2.4	640.835	640.866	640.835	640.866
UHE Salto Osório	2.5	286.891	286.891	286.891	286.891
UHE Passo Fundo	2.4	114.612	114.627	114.612	114.627
UHE Itá (*Participação em consórcio*)	2.1	1.190.958	-	1.190.958	-
		2.233.296	1.042.384	2.233.296	1.042.384
(-) Depreciação Acumulada		(672.420)	(659.932)	(672.420)	(659.932)
		1.560.876	**382.452**	**1.560.876**	**382.452**
Geração Térmica					
Complexo Jorge Lacerda	4.3	2.426.641	2.425.398	2.426.641	2.425.398
UTE Charqueadas	5.2	52.342	51.835	52.342	51.835
UTE Alegrete	4.4	7.346	7.318	7.346	7.318
UTE Arjona	4.7	53.075	53.075	53.075	53.075
		2.539.404	2.537.626	2.539.404	2.537.626
(-) Depreciação Acumulada		(757.667)	(732.372)	(757.667)	(732.372)
		1.781.737	**1.805.254**	**1.781.737**	**1.805.254**
Sistema de Comunicação	6.2	1.624	1.624	1.624	1.624
(-) Depreciação Acumulada		(582)	(487)	(582)	(487)
		1.042	**1.137**	**1.042**	**1.137**
Equipamentos Gerais e Outros	10.0	17.394	17.038	17.460	17.104
(-) Depreciação Acumulada		(7.567)	(6.880)	(7.581)	(6.893)
		9.827	**10.158**	**9.879**	**10.211**
		3.353.482	**2.199.001**	**3.353.534**	**2.199.054**
Imobilizações em Curso					
Geração Hidráulica					
UHE Itá		18.604	1.196.700	18.604	1.196.700
UHE Machadinho		144.673	143.168	144.673	143.168
UHE Cana Brava		-	-	305.910	246.312
Outros		3.498	3.070	3.498	3.070
		166.775	**1.342.938**	**472.685**	**1.589.250**
Geração Térmica					
UTE Jacuí		70.524	70.142	70.524	70.142
Outros		5.390	5.077	5.390	5.077
		75.914	**75.219**	**75.914**	**75.219**
Outros		**628**	**774**	**628**	**774**
		243.317	**1.418.931**	**549.227**	**1.665.243**
		3.596.799	**3.617.932**	**3.902.761**	**3.864.297**

b) Concessões e autorizações do Órgão Regulador

A Companhia possui as seguintes concessões e autorizações para exploração de energia elétrica:

	Capacidade Instalada MW	Data do ato	Vencimento
I - Concessões			
UHE Saldo Santiago	1.420	28.09.1998	28.09.2028
UHE Saldo Osório	1.078	28.09.1998	28.09.2028
UHE Passo Fundo	226	28.09.1998	28.09.2028
UHE Itá	1.450	28.12.1995	16.10.2030
UHE Machadinho	1.140	15.07.1997	15.07.2032
II - Autorizações			
Complexo Jorge Lacerda	857	25.09.1998	28.09.2028
UTE Charqueadas	72	25.09.1998	28.09.2028
UTE Alegrete	66	25.09.1998	28.09.2028
UTE William Arjona	80	02.06.2000	28.04.2029

A concessão pertinente à UHE Itá está compartilhada com a empresa Itá Energética S.A. – ITASA (vide item 1 do quadro 15.01).

A concessão da UHE Cana Brava outorgada à Companhia Energética Meridional – CEM, tem vigência de 35 anos, a partir de 27.08.1998.

c) Usina Termelétrica Jacuí

A Agência Nacional de Energia Elétrica - ANEEL, órgão regulador do sistema elétrico brasileiro, definiu os aspectos de comercialização da energia a ser gerada pela UTE Jacuí. Também, o órgão de controle ambiental do Estado do Rio Grande do Sul, com a análise dos estudos complementares do EIA RIMA (Estudos de Impactos Ambientais – Relatório de Impactos Ambientais) do projeto, liberou a realização de Audiência Pública que antecede a emissão da licença de instalação. Representam essas posições importantes marcos do projeto, que, paralelamente às definições que se encontram em curso, tais como as negociações finais de contratação de *EPC* (*Engineering Procurement and Construction*), suprimento de combustíveis e montagem de estruturas de financiamento, mostram o empenho da Companhia na viabilização do empreendimento.

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d) Capacidade de recuperação através de operações futuras

A Companhia, com base em projeções de fluxo futuro de caixa descontado a valor presente, elaboradas internamente, avaliou que alguns ativos integrantes de seu parque gerador não serão recuperados pelas suas operações futuras, se considerados isoladamente. No entanto, a Administração da Companhia entende que esses ativos, no conjunto, produzirão fluxo de caixa positivo.

e) Apropriação dos encargos financeiros e efeitos inflacionários

Os encargos financeiros e efeitos inflacionários vinculados a empréstimos e financiamentos, foram reconhecidos da seguinte forma, em consonância com a Instrução Geral nº 36 do Plano de Contas do Serviço Público de Energia Elétrica e com a Instrução CVM nº 193, de 11.07.1996:

	Controladora	
	30.09.2000	30.09.1999
Encargos financeiros		
Apropriados no Resultado	95.517	95.484
Transferidos para as Imobilizações em Curso	(11.423)	(15.531)
	84.094	**79.953**
Efeitos inflacionários		
Apropriados no Resultado	(9.915)	264.041
Transferidos para as Imobilizações em Curso	(45)	(889)
	(9.960)	**263.152**

f) Indisponibilidade dos bens

De acordo com os artigos 63 e 64 do Decreto nº 41.019, de 26 de fevereiro de 1957, os bens e instalações utilizados na produção, transmissão, distribuição, inclusive comercialização de energia elétrica, são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Órgão Regulador.

g) Bens da União utilizados pela Companhia

A Companhia exerce a posse e opera a Usina Termelétrica Alegrete, composta de duas unidades geradoras com capacidade total de 66 MW e uma vila residencial com 15 casas, localizada no município de Alegrete – RS, de titularidade da União e cedida em regime especial de utilização.

NOTA 10 – ATIVO DIFERIDO

a) Composição

	Controladora		Consolidado	
	30.09.2000	30.06.2000	30.09.2000	30.06.2000
Custos				
Implantação do Sistema de Gestão Empresarial - ORACLE	2.696	2.696	2.696	2.696
Instalação da nova Sede Social	506	506	506	506
Implantação e organização da CEM	-	-	3.463	3.128
	3.202	**3.202**	**6.665**	**6.330**
(-) Amortização Acumulada	**(427)**	**(242)**	**(427)**	**(242)**
	2.775	**2.960**	**6.238**	**6.088**

b) Prazos de amortização

Os custos com a implantação do Sistema de Gestão Empresarial estão sendo amortizados em 5 anos e os relacionados à instalação da nova Sede Social, com base no contrato de locação de 3 anos.

Os gastos necessários a implantação e organização da Controlada – CEM, serão amortizados em prazo não superior a 10 anos, quando iniciarem as atividades operacionais de comercialização de energia elétrica.

NOTA 11 - EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	Controladora				Consolidado			
	30.09.2000		30.06.2000		30.09.2000		30.06.2000	
	Principal e encargos		Principal e encargos		Principal e encargos		Principal e encargos	
	Circulante	Longo prazo	Circulante	Longo prazo	Circulante	Longo prazo	Circulante	Longo prazo
Moeda Estrangeira								
Secr.Tes. Nac.	42.743	485.588	34.958	481.811	42.743	485.588	34.958	481.811
Inst.financeiras	40.651	30.474	40.704	46.746	40.651	30.474	40.704	46.746
Outros	87.873	65.263	90.672	68.758	87.873	65.263	90.672	68.758
	171.267	**581.325**	**166.334**	**597.315**	**171.267**	**581.325**	**166.334**	**597.315**
Moeda Nacional								
ELETROBRÁS	39.120	480.333	32.528	484.074	39.120	480.333	32.528	484.074
Fornecedores	21.298	5.703	15.832	9.246	21.298	5.703	15.832	9.246
Fundação ELOS	6.739	67.408	6.427	66.348	6.739	67.408	6.427	66.348
Inst.financeiras	-	-	-	-	881	71.502	-	15.114
	67.157	**553.444**	**54.787**	**559.668**	**68.038**	**624.946**	**54.787**	**574.782**
	238.424	**1.134.769**	**221.121**	**1.156.983**	**239.305**	**1.206.271**	**221.121**	**1.172.097**

b) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:


Divida Externa em Set/00
153.135
20%
Euro
79.716
11%
Libra
Esterlina
81.187
11%
Marco
Alemão
438.554
58%
Dólar
Norte
Americ.


Divida Externa em Jun/00
159.430
21%
Euro
80.003
10%
Libra
Esterlina
84.020
11%
Marco
Alemão
440.196
58%
Dólar
Norte
Americ.

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c) **No consolidado, os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:**


Perfil da Dívida
720.000
600.000
480.000
360.000
240.000
120.000
0
34.437
64.731
86.618
86.411
99.079
96.536
128.910
122.631
138.370
132.135
718.857
669.653
2001
2002
2003
2004
2005
Após 2005 até 2024
Set/00
Jun/00

d) **Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:**

Na controladora

Mercado interno

Taxas fixas de 6,00% a 12,00% a.a. (6,00% a 12,00% a.a., no 2° trimestre)
Taxas flutuantes: não aplicável

Mercado externo

Taxas fixas de 3,00% a 12,50% a.a. (3,00% a 12,50% a.a., no 2° trimestre)
Taxas flutuantes de 3,82% a 11,81% a.a. (3,82% a 11,47% a.a., no 2° trimestre)

A taxa média ponderada no período foi de:

Mercado Interno: 8,67% a.a. (8,88% a.a., no 2° trimestre)
Mercado Externo: 8,09% a.a. (7,05% a.a., no 2° trimestre)

No Consolidado

Mercado interno

Taxas fixas de 6,00% a 12,00% a.a.(6,00% a 12,00% a.a., no 2° trimestre)
Taxas flutuantes: 14,25% (15,00%, no 2° trimestre)

A taxa média ponderada no período foi de:

Mercado Interno: 9,70% a.a. .(9,73% a.a., no 2° trimestre)
Mercado Externo: 8,09% a.a. .(7,05% a.a., no 2° trimestre)

NOTA 12 – CONCESSÕES A PAGAR (CONSOLIDADO)

A Companhia Energética Meridional – CEM pagará à UNIÃO pela outorga da concessão para exploração do potencial de energia hidráulica do aproveitamento hidrelétrico Cana Brava, os valores abaixo indicados, em parcelas mensais equivalentes a 1/12 (um doze avos) dos respectivos valores de pagamento anual, com atualização baseada na variação anual do Índice Geral de Preços – Mercado – IGP-M:

Ano	Anual	Total
1°	1	1
2° ao 6°	-	-
7° ao 25°	680	12.920
26° ao 35°	61.280	612.800
		625.721

O fluxo de pagamento acima está previsto na Cláusula Sexta do Contrato de Concessão. Buscando refletir adequadamente, no patrimônio, a outorga da concessão e a respectiva obrigação perante à União, a CEM registrou o seu valor no ativo intangível e no passivo exigível a longo prazo.

Considerando que os valores contratuais estão a preços futuros, a CEM procedeu ao seu ajuste a valor presente com base na taxa de desconto de 10% a.a., prevista no Edital de Concorrência n° 04/97 para a licitação da referida concessão. Desta forma, os valores presentes apresentados nas Informações Trimestrais são de R$ 61.305, em 30.09. 2000, e de R$ 52.353, em 30.06.2000.

NOTA 13 – DEBÊNTURES (CONSOLIDADO)

Em 19 de maio de 1999 a CEM assinou com o Banco Nacional de Desenvolvimento Econômico e Social – BNDES, o Contrato de Subscrição e Integralização de Debêntures n° 98.2.654.3.1, tendo sido subscritas e integralizadas em 1999 o montante de 7.773 debêntures, no valor total de R$ 89.830 em 30.09.2000, e de R$ 88.930, em 30.06.2000.

As debêntures são remuneradas com base na TJLP mais 4% a.a., com pagamento dos juros semestralmente, no período de 01.10.1999 até 01.04.2013.

O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao valor nominal das debêntures.

A amortização do valor nominal das debêntures terá início em 01.10.2003 com vencimento final em 01.04.2013, e ocorrerá semestralmente com base em programação de amortização crescente que varia de 3,0625%, na primeira amortização, a 7,5737% na última parcela, com vencimento em 01.04.2013.

NOTA 14 - TRIBUTOS E CONTRIBUIÇÕES SOCIAIS

Composição do saldo atual:

	Controladora					Consolidado				
	30.09.2000			30.06.2000		30.09.2000			30.06.2000	
	Parcelas vincendas	Circulante	Longo prazo	Parcelas vincendas	Total	Parcelas vincendas	Circulante	Longo prazo	Parcelas vincendas	Total
Contribuição Social										
Corrente	-	**1.486**	-	-	1.319	-	**1.486**	-	-	**1.319**
Imp.Renda Pessoa Jurídica										
Parcelamento em 120 meses	44	1.020	2.720	47	3.928	44	1.020	2.720	47	3.928
Corrente	-	4.220	-	-	998	-	4.220	-	-	998
		5.240	**2.720**		**4.926**		**5.240**	**2.720**		**4.926**
COFINS										
Parcelamento em 120 meses	44	6.009	16.025	47	23.135	44	6.009	16.025	47	23.135
Parcelamento em 72 meses	49	11.763	36.270	52	49.400	49	11.763	36.270	52	49.400
Corrente	-	3.060	-	-	9.597	-	3.068	-	-	9.599
		20.832	**52.295**		**82.132**		**20.840**	**52.295**		**82.134**
PIS/PASEP										
Parcelamento em 72 meses	49	301	928	52	1.265	49	301	928	52	1.265
Corrente	-	663	-	-	527	-	665	-	-	527
		964	**928**		**1.792**		**966**	**928**		**1.792**
INSS										
Parcelamento em 240 meses	149	845	9.652	152	10.608	149	845	9.652	152	10.608
Parcelamento em 96 meses	48	307	921	51	1.299	48	307	921	51	1.299
Corrente	-	582	-	-	719	-	585	-	-	725
		1.734	**10.573**		**12.626**		**1.737**	**10.573**		**12.632**
Outros	-	**2.264**	-	-	**2.315**	-	**2.271**	-	-	**2.332**
		32.520	**66.516**		**105.110**		**32.540**	**66.516**		**105.135**

NOTA 15 – PROVISÕES - FUNDAÇÃO ELOS

	Controladora			
	30.09.2000		30.06.2000	
	Circulante	Longo prazo	Circulante	Longo prazo
Despesas administrativas	18.320	-	17.119	-
Complementação aposentadoria - SB 40	23.885	55.468	23.904	60.990
Contribuição suplementar	1.600	-	1.392	-
	43.805	**55.468**	**42.415**	**60.990**

A rubrica "Complementação aposentadoria - SB 40" refere-se a conversão de aposentadorias especiais em aposentadorias por tempo de serviço.

NOTA 16 – PROVISÕES – OUTRAS

	Controladora				Consolidado			
	30.09.2000		30.06.2000		30.09.2000		30.06.2000	
	Circulante	Longo Prazo	*Circulante*	Longo Prazo	*Circulante*	Longo Prazo	*Circulante*	Longo Prazo
Programa de reestruturação (1)	1.267	-	1.496	-	1.267	-	1.496	-
Provisão para grandes manutenções (2)	6.465	9.378	8.637	7.945	6.465	9.378	8.637	7.945
Outras	2.778	-	171	-	2.933	-	171	-
	10.510	**9.378**	**10.304**	**7.945**	**10.665**	**9.378**	**10.304**	**7.945**

1. Os valores provisionados sob o título "Programa de reestruturação" referem-se ao saldo da provisão constituida em 1999 e se destinam à cobertura de custos futuros com empregados que aderiram ao Programa de Demissão Incentivada na data limite de 30.04.2000.

2. Os valores apresentados sob o título "Provisão para Grandes Manutenções" referem-se à estimativa dos gastos necessários à preservação das condições de operação do parque gerador, efetuada com base em plano executivo de manutenções programadas.

NOTA 17 - PROVISÕES PARA CONTINGÊNCIAS

As provisões para contingências contemplam todos os riscos trabalhistas, tributários e cíveis que são de conhecimento da Companhia, cujos valores são estimados pelo órgão jurídico e encontram-se atualizados até 30.09.2000 pelos índices utilizados pelo poder judiciário.

NOTA 18 - OBRIGAÇÕES ESPECIAIS

	Controladora	
	30.09.2000	**30.06.2000**
Doações e subvenções destinadas a investimentos	47.880	47.880
Reversão e amortização	2.230	2.230
Participação da União	3.758	3.758
Outras	2.639	2.639
	56.507	**56.507**

Em virtude de sua natureza, estas contas não representam obrigações financeiras efetivas e, desta forma, não devem ser incluídas como exigibilidades, para fins de determinação de indicadores econômico-financeiros.

NOTA 19 - PATRIMÔNIO LÍQUIDO

a) Capital social autorizado

A Companhia está autorizada a aumentar o seu capital social até o limite de R$ 4.500.000, independentemente de reforma estatutária.

b) Capital social subscrito e integralizado

O capital social, no valor de R$ 2.119.884, está representado por 550.905.405.918 ações, sendo 464.052.075.236 ações ordinárias, 75.069.876 ações preferenciais da classe A e 86.778.260.806 ações preferenciais da classe B, todas sem valor nominal. O valor patrimonial da ação por lote de mil, em 30 de setembro de 2000 é de R$ 4,28 (R$ 4,30 em 30.06.2000).

As ações preferenciais não garantem direito a voto e não são conversíveis em ações ordinárias; entretanto, gozam de prioridade no reembolso do capital e na distribuição de dividendos, às taxas anuais de 8,00%, no caso de ações de classe "A" e de 6,00%, para as de classe "B", calculadas sobre o capital social das respectivas classes de ações.

04.01 - NOTAS EXPLICATIVAS

O quadro societário da Companhia, em 30.09.2000, está assim constituído:


Participação no Capital Total
BNDESPAR
2,55%
OUTROS
21,21%
TRACTEBEL SUL
70,87%
FND
0,43%
UNIÃO
4,94


Participação no Capital Votante (Ações Ordinárias)
BNDESPAR
1,04%
OUTROS
15,43%
FND
0,51%
TRACTEBEL SUL
77,52%
UNIÃO
5,50%


Ações Preferenciais
TRACTEBEL SUL
35,35%
OUTROS
52,07%
UNIÃO
1,95%
BNDESPAR
10,63%

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c) **Reservas e Lucros Acumulados**

	Controladora	
	30.09.2000	**30.06.2000**
Reservas de Capital		
Remuneração de bens e direitos constituídos com capital próprio	91.695	91.695
Recursos Destinados a Aumento de Capital	-	33.906
	91.695	**125.601**
Reservas de Lucros		
Reserva legal	381	381
Reserva de retenção de lucros	5.437	5.437
	5.818	**5.818**
Lucros Acumulados	**142.001**	**100.766**

NOTA 20 - ENTIDADE FECHADA DE PREVIDÊNCIA PRIVADA

A Companhia é patrocinadora da Fundação Eletrosul de Previdência e Assistência Social - ELOS, entidade sem fins lucrativos que tem como objetivo básico a complementação de aposentadoria aos seus empregados. A Fundação adota o plano do tipo benefício definido, com regime financeiro de capitalização.

A contribuição da Companhia corresponde a duas vezes a contribuição de seus empregados. Contribui, ainda, com 1,2% sobre a folha de salários, com o objetivo de amortizar as reservas da Fundação, em consonância com o plano de custeio e cálculos atuariais. A contribuição relativa ao 3° trimestre de 2000 foi de R$ 1.041 (R$ 1.174 no 3° trimestre de 1999).

As despesas administrativas da Fundação estão contempladas no capítulo de custeio do seu regulamento do Plano de Benefícios e são de responsabilidade das patrocinadoras, não podendo exceder a 15% do total das receitas previdenciais.

Conforme prevê o Regulamento do Plano de Benefícios da Fundação, a Companhia é responsável pelo ônus decorrente da conversão de aposentadorias especiais em aposentadorias por tempo de serviço, concernentes aos seus empregados e aqueles que se encontravam em benefício na data da cisão da ELETROSUL. O montante desse compromisso encontra-se provisionado sob o título de "complementação de aposentadoria - SB 40" (Ver Nota 15).

Com base na posição das reservas matemáticas recorrentes para 30 de setembro de 2000, a Fundação ELOS apresentou superávit técnico de R$ 69.107, relativamente às reservas matemáticas de responsabilidade da Companhia, demonstradas a seguir:

	Controladora	
	30.09.2000	**30.06.2000**
Reservas técnicas	**542.089**	**531.259**
Reservas matemáticas		
Benefícios concedidos	408.368	399.060
Benefícios a conceder	79.285	75.852
Reservas a amortizar	(14.671)	(14.254)
	472.982	**460.658**
Superavit técnico		
Reserva de contingência	**69.107**	**70.601**

NOTA 21 - INSTRUMENTOS FINANCEIROS

A utilização de instrumentos financeiros, pela companhia, tem como objetivo proteger seus ativos e passivos, minimizando a exposição a riscos de mercado, principalmente no que diz respeito às oscilações de taxas de juros, índices de preços e moedas.

Estes riscos são monitorados pelo Comitê de Gestão Financeira, que periodicamente avalia a exposição da Companhia e propõe estratégias operacionais, sistema de controle, limites de posição e limites de crédito com os demais parceiros do mercado.

A Companhia com o objetivo de proteger sua dívida em moeda estrangeira (EUR) com vencimento em 29.11.2000, contratou operação de "hedge" em 19.09.2000, com paridade de EUR/US$ ao preço de US$ 0,8539, para um montante de EUR 4.383.866,67.

A situação dos demais instrumentos financeiros, está devidamente explicitada nas Notas 5 e 11.

Conselho de Administração

Maurício Stolle Bähr (Presidente)
Christian Biebuyck
Victor-Frank de Paula Rosa Paranhos
Eric DeMuynck
Dirk Beeuwsaert
Manoel Arlindo Zaroni Torres
Luiz Antônio Barbosa

Diretoria Executiva

Manoel Arlindo Zaroni Torres
Diretor Presidente

Luciano Flávio Andriani
Diretor Administrativo

Laércio Dias
Diretor Financeiro e de Relações com Investidores

José Carlos Cauduro Minuzzo
Diretor de Produção de Energia

Gil de Methódio Maranhão Neto
Diretor de Desenvolvimento de Negócios

Roberto Dorval Quadros
Diretor de Implantação de Projetos

Departamento de Contabilidade

Waltamir Barreiros
Contador – CRC SC 008283/O-8

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Suprimento de Energia Elétrica

O aumento verificado neste trimestre, em relação a igual período de 1999, refere-se, basicamente, a:

- Reajuste tarifário concedido pela ANEEL em setembro de 2000;
- Entrada em operação de duas unidades geradoras da UHE Itá, em 01.07 e 28.08.00, resultando em incremento de faturamento dos Contratos Iniciais e no mercado de curto prazo;
- Incremento, pela ANEEL, de percentual destinado à cobertura, pelo prazo de um ano a partir de setembro/00, dos custos para aquisição de energia no mercado de curto prazo em substituição à energia contratada da Companhia de Interconexão Energética – CIEN, em virtude de atrasos na substação daquela empresa.
  O saldo referente aos custos da energia comprada, referidos no item acima, no valor de R$ 10.498, encontra-se registrado na rubrica "Despesas Antecipadas", no ativo circulante, e será transferido mensalmente para o resultado na proporção da realização da receita advinda para este fim.

Geração bruta de energia elétrica

a) Geração hidráulica

GERAÇÃO HIDRÁULICA BRUTA						
VALORES EM MWh					% VARIAÇÃO	
USINA	3° TRIM/00	ACUMULADO SET/00	3° TRIM/99	ACUMULADO SET/99	3° TRIM	ACUM. SET
UHE Passo Fundo	207.986	736.061	182.945	524.331	13,69	40,38
UHE Salto Osório	786.050	2.847.664	1.574.124	4.189.428	(50,06)	(32,03)
UHE Salto Santiago	881.381	3.729.065	2.377.888	6.273.666	(62,93)	(40,56)
UHE Itá	897.864	932.473	-	-	-	-
Total	**2.773.281**	**8.245.263**	**4.134.957**	**10.987.425**	**(32,93)**	**(24,96)**

b) Geração térmica

GERAÇÃO TÉRMICA BRUTA						
VALORES EM MWh					% VARIAÇÃO	
USINA	3° TRIM/00	ACUMULADO SET/00	3° TRIM/99	ACUMULADO SET/99	3° TRIM	ACUM. SET
UTE Alegrete	105.780	220.643	10.170	33.603	940,12	556,62
UTE Charqueadas	82.650	262.637	61.822	191.423	33,69	37,20
UTE Jorge Lacerda - A-B-C	1.158.645	4.000.701	953.130	3.486.530	21,56	14,75
UTE Arjona	5.611	16.687	-	-	-	-
Total	**1.352.686**	**4.500.668**	**1.025.122**	**3.711.556**	**31,95**	**21,26**

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Pessoal

A redução apresentada nesta rubrica em relação a igual período de 1999, refere-se, basicamente, a gastos relativos ao desligamento de empregados que aderiram ao Programa de Demissão Incentivada no 3° trimestre de 1999. Considerando que tais gastos foram previamente provisionados, a realização da despesa ensejou a reversão da provisão, de mesmo valor, sem, portanto, afetar o resultado líquido.

Combustíveis Fósseis

O incremento nesta rubrica, em relação a igual período de 1999, deve-se ao maior consumo de combustíveis, decorrente do regime de operação das usinas térmicas, conforme determinação do Operador Nacional do Sistema Elétrico – ONS. Os combustíveis, exceto para a UTE William Arjona, são cobertos pela Conta de Consumo de Combustível – CCC, cuja subvenção é registrada na conta 3.01.02 da Demonstração do Resultado.

Depreciação / Amortização

O aumento verificado nesta rubrica, em relação a igual período de 1999, foi em função da entrada em operação de 2 unidades geradoras da UHE ITÁ, ocorrida em 01.07 e 28.08.2000.

Reversão de Provisões Operacionais (contas 3.04.10 e 3.06.02.04 da DRE)

Neste trimestre foram efetuadas reversões de provisões operacionais no montante de R$ 49.829, referente a realização das provisões constituídas, que no momento do pagamento são apropriadas nas devidas naturezas das despesas.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Financeiras

O comportamento da cesta de moedas estrangeiras e a respectiva média ponderada, calculada proporcionalmente ao montante das dívidas em cada uma das moedas, pertinentes aos contratos que afetam o resultado, está demonstrado a seguir:


Variação % das Moedas
14,00
10,00
6,00
2,00
(2,00)
(6,00)
2,42
8,63
(5,08)
12,02
(0,35)
13,45
(5,08)
(0,31)
9,95
US$
DM
L
EUR
média ponderada
3° Trim/00
3° Trim/99

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CODIGO	2 - DESCRIÇÃO	3 - 30/09/2000	4 - 30/06/2000
1	Ativo Total	4.569.962	4.457.097
1.01	Ativo Circulante	273.575	197.469
1.01.01	Disponibilidades	1.836	481
1.01.02	Créditos	201.751	116.719
1.01.02.01	Concessionárias	119.118	88.675
1.01.02.02	Títulos e Valores Mobiliários	82.562	28.018
1.01.02.03	Outros	71	26
1.01.03	Estoques	4.923	6.841
1.01.04	Outros	65.065	73.428
1.01.04.01	Créditos da Cta Cons. Combustível - CCC	26.012	24.527
1.01.04.02	Tributos e Contrib. Sociais a Recuperar	10.031	11.247
1.01.04.03	Alienações, Desativ., Serv.e Disp.Reemb.	7.504	9.458
1.01.04.04	Concessões Licitadas	0	18.968
1.01.04.05	Despesas Antecipadas	13.063	665
1.01.04.06	Outros	8.455	8.563
1.02	Ativo Realizável a Longo Prazo	243.046	243.325
1.02.01	Créditos Diversos	0	0
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	243.046	243.325
1.02.03.01	Concessões a Licitar	2.845	2.778
1.02.03.02	Depósitos Vinculados a Litigios	13.783	12.733
1.02.03.03	Títulos e Valores Mobiliários	11.962	5.007
1.02.03.04	Créditos Fiscais Diferidos	205.999	213.405
1.02.03.05	Tributos e Contrib. Sociais a Recuperar	5.105	5.929
1.02.03.06	Outros	3.352	3.473
1.03	Ativo Permanente	4.053.341	4.016.303
1.03.01	Investimentos	144.342	145.918
1.03.01.01	Participações em Coligadas	127.204	128.909
1.03.01.02	Participações em Controladas	7.188	4.113
1.03.01.03	Outros Investimentos	9.950	12.896
1.03.01.03.01	Bens e Direitos p/Uso Futuro - Terrenos	1.763	1.633
1.03.01.03.02	Outros	8.187	11.263
1.03.02	Imobilizado	3.902.761	3.864.297
1.03.03	Diferido	6.238	6.088

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2000	4 - 30/06/2000
2	Passivo Total	4.569.962	4.457.097
2.01	Passivo Circulante	467.403	435.613
2.01.01	Empréstimos e Financiamentos	239.305	221.121
2.01.02	Debêntures	4.385	2.334
2.01.02.01	Encargos de Debêntures	4.385	2.334
2.01.03	Fornecedores	100.154	87.588
2.01.04	Impostos, Taxas e Contribuições	32.540	35.245
2.01.05	Dividendos a Pagar	89	89
2.01.06	Provisões	62.257	58.855
2.01.06.01	Fundação ELOS	43.805	42.415
2.01.06.02	Trabalhistas	7.787	6.136
2.01.06.03	Outras	10.665	10.304
2.01.07	Dívidas com Pessoas Ligadas	5.285	4.892
2.01.08	Outros	23.388	25.489
2.01.08.01	Reserva Global de Reversão	1.588	1.649
2.01.08.02	Compensação Financ.p/Utiliz.Rec.Hídricos	1.761	2.305
2.01.08.03	Grupo Coord.de Oper.Interligadas - GCOI	287	2.314
2.01.08.04	Outros	19.752	19.221
2.02	Passivo Exigível a Longo Prazo	1.743.161	1.703.322
2.02.01	Empréstimos e Financiamentos	1.206.271	1.172.097
2.02.02	Debêntures	89.830	88.930
2.02.03	Provisões	258.261	258.698
2.02.03.01	Fundação ELOS	55.468	60.990
2.02.03.02	Contingências	193.415	189.763
2.02.03.03	Outras	9.378	7.945
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	188.799	183.597
2.02.05.01	Tributos e Contribuições Sociais	66.516	69.890
2.02.05.02	Concessões a Pagar	61.305	52.353
2.02.05.03	Reserva Global de Reversão	4.471	4.847
2.02.05.04	Obrigações Especiais	56.507	56.507
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	0	0
2.05	Patrimônio Líquido	2.359.398	2.318.162
2.05.01	Capital Social Realizado	2.119.884	2.085.977
2.05.02	Reservas de Capital	91.695	125.601
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	5.818	5.818
2.05.04.01	Legal	0	0

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01.01 - IDENTIFICAÇÃO

1 - CODIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CODIGO	2 - DESCRIÇÃO	3 -30/09/2000	4 -30/06/2000
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuidos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	*Lucros/Prejuizos Acumulados*	142.001	100.766

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2000 a 30/09/2000	4 - 01/01/2000 a 30/09/2000	5 - 01/07/1999 a 30/09/1999	6 - 01/01/1999 a 30/09/1999
3.01	Receita Bruta de Vendas e/ou Serviços	284.628	776.462	168.853	543.596
3.01.01	Suprimento de Energia Elétrica	216.706	563.522	126.681	393.602
3.01.02	Subvenção Combustível - CCC	65.685	207.896	41.817	148.349
3.01.03	Outras	2.237	5.044	355	1.645
3.02	Deduções da Receita Bruta	(10.457)	(28.375)	(6.181)	(18.822)
3.02.01	Imposto e Contribuições	(10.457)	(28.375)	(6.181)	(18.822)
3.03	Receita Líquida de Vendas e/ou Serviços	274.171	748.087	162.672	524.774
3.04	Custo de Bens e/ou Serviços Vendidos	(170.072)	(461.622)	(101.429)	(312.787)
3.04.01	Pessoal	(9.869)	(28.304)	(15.319)	(33.310)
3.04.02	Material	(3.340)	(8.712)	(2.220)	(5.064)
3.04.03	Serviço de Terceiro	(3.689)	(12.408)	(2.204)	(6.725)
3.04.04	Combustível p/Prod.Ener.Elétrica-CCC	(65.685)	(207.896)	(41.817)	(148.349)
3.04.05	Combustível p/Prod.Ener.Elétrica	(975)	(3.699)	0	0
3.04.06	Compens.Financ.p/Utiliz.Rec. Hídricos	(1.881)	(8.621)	(4.594)	(12.928)
3.04.07	Depreciação / Amortização	(38.686)	(103.727)	(32.402)	(98.320)
3.04.08	Energia Elétrica Comprada p/Revenda	(41.928)	(78.877)	0	0
3.04.09	Uso de Bem Público - UBP	(2.127)	(6.379)	(2.126)	(6.379)
3.04.10	Constituição de Provisões Operacionais	(3.820)	(11.462)	(1.088)	(3.806)
3.04.11	Reversão de Provisões Operacionais	4.560	13.257	1.091	1.882
3.04.12	Outras	(2.632)	(4.794)	(750)	212
3.05	Resultado Bruto	104.099	286.465	61.243	211.987
3.06	Despesas/Receitas Operacionais	(39.970)	(112.232)	(120.434)	(402.253)
3.06.01	Com Vendas	(1.671)	(3.338)	(833)	(2.500)
3.06.02	Gerais e Administrativas	(10.864)	(28.958)	(29.534)	(49.252)
3.06.02.01	Pessoal	(4.702)	(20.818)	(11.549)	(31.555)
3.06.02.02	Serviço de Terceiro	(1.922)	(5.949)	(2.293)	(4.878)
3.06.02.03	Constituição de Provisões Operacionais	(2.958)	(4.700)	(21.461)	(40.560)

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2000 a 30/09/2000	4 - 01/01/2000 a 30/09/2000	5 - 01/07/1999 a 30/09/1999	6 - 01/01/1999 a 30/09/1999
3.06.02.04	Reversão de Provisões Operacionais	45.269	68.812	15.670	49.566
3.06.02.05	Outras	(46.551)	(66.303)	(9.901)	(21.825)
3.06.03	Financeiras	(26.302)	(78.803)	(90.067)	(350.501)
3.06.03.01	Receitas Financeiras	16.757	21.353	1.812	11.925
3.06.03.01.01	Rendas de Aplicações Financeiras	1.388	4.296	1.305	10.428
3.06.03.01.02	Juros s/Tributos e Contribuições Sociais	14.030	14.030	0	0
3.06.03.01.03	Variação Monetária	630	926	8	10
3.06.03.01.04	Outras	709	2.101	499	1.487
3.06.03.02	Despesas Financeiras	(43.059)	(100.156)	(91.879)	(362.426)
3.06.03.02.01	Encargos de Dívidas	(32.634)	(84.094)	(29.972)	(79.953)
3.06.03.02.02	Encargos s/Tributos e Contrib.Sociais	(2.148)	(7.107)	(1.892)	(10.036)
3.06.03.02.03	Outras	(5.019)	(15.128)	5.555	(5.528)
3.06.03.02.04	Variação Monetária s/Empr.Financiamento	(1.144)	9.960	(64.854)	(263.152)
3.06.03.02.05	Variação Monetária - Outras	(2.114)	(3.787)	(716)	(3.757)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	(1.133)	(1.133)	0	0
3.07	Resultado Operacional	64.129	174.233	(59.191)	(190.266)
3.08	Resultado Não Operacional	14	(293)	330	(1.604)
3.08.01	Receitas	120	154	353	576
3.08.02	Despesas	(106)	(447)	(23)	(2.180)
3.09	Resultado Antes Tributação/Participações	64.143	173.940	(58.861)	(191.870)
3.10	Provisão para IR e Contribuição Social	(15.501)	(23.781)	0	0
3.10.01	Imposto de Renda	(11.403)	(17.490)	0	0
3.10.02	Contribuição Social	(4.098)	(6.291)	0	0
3.11	IR Diferido	(7.407)	(38.318)	21.941	63.362
3.11.01	Imposto de Renda	(5.478)	(28.266)	17.435	48.812

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2000 a 30/09/2000	4 - 01/01/2000 a 30/09/2000	5 - 01/07/1999 a 30/09/1999	6 - 01/01/1999 a 30/09/1999
3.11.02	Contribuição Social	(1.929)	(10.052)	4.506	14.550
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.14	Participações Minoritárias	0	0	0	0
3.15	Lucro/Prejuízo do Período	41.235	111.841	(36.920)	(128.508)
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	550.905.406	550.905.406	539.091.216	539.091.216
	LUCRO POR AÇÃO	0,00007	0,00020		
	PREJUÍZO POR AÇÃO			(0,00007)	(0,00024)

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08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Não estamos comentando o desempenho consolidado, em virtude da controlada, Companhia Energética Meridional – CEM, encontrar-se em fase pré-operacional.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

09.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1 - ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
7 - TIPO DE EMPRESA		8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Mil)		9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Mil)	
01	COMPANHIA ENERGÉTICA MERIDIONAL	02.201.268/0001-17	ABERTA CONTROLADA	99,99	4,73
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		112.010		71.010	

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15.01 - PROJETOS DE INVESTIMENTO

1. Usina Hidrelétrica de Itá

A Companhia está construindo a Usina Hidrelétrica de Itá em parceria, através de consórcio, cuja participação de cada consorciada no empreendimento é a seguinte:

Consorciada	% de Participação
Itá Energética S.A. - ITASA	60,50
Centrais Geradoras do Sul do Brasil S.A. - GERASUL	39,50

As principais características do empreendimento são as seguintes:

- Potência nominal instalada: 1.450 MW
- Número de máquinas: 5 unidades de 290 MW
- Energia garantida: 668 MW médios
- Localização: Rio Uruguai, na fronteira dos Estados do Rio Grande do Sul e Santa Catarina Operação: a cargo da GERASUL, através de um contrato de prestação de serviços de operação e manutenção, firmado com o consórcio.

2. Usina Hidrelétrica Machadinho

Também em parceria, está sendo construída a Usina Hidrelétrica Machadinho, cuja participação da Companhia é de 16,94%.

As principais características da Usina Hidrelétrica Machadinho são as seguintes:

- Potência nominal instalada: 1.140 MW
- Número de máquinas: 3 unidades de 380 MW
- Energia garantida: 473 MW médios
- Localização: Rio Pelotas, no Estado do Rio Grande do Sul
- Operação Comercial:
  - Unidade 1: 31/08/2002
  - Unidade 2: 31/12/2002
  - Unidade 3: 30/04/2003

15.01 - PROJETOS DE INVESTIMENTO

3. Projeto relacionado ao cumprimento do Edital de Privatização

Usina Termelétrica Jacuí

As principais características da Usina Termelétrica Jacuí são as seguintes:

- Localização: Charquedas, 50 km de Porto Alegre, RS
- Potência instalada: 357 MW
- Combustível: carvão mineral pulverizado
- Estágio: conclusão parcial: 40%
- Operação: 32 meses a partir da retomada do projeto.

4. Projeto realizado por empresa Controlada

Usina Hidrelétrica Cana Brava

A Gerasul detém o controle (99,99% das ações) da Companhia Energética Meridional – CEM, uma *SPC – Special Purpose Company*, que está construindo a Usina Hidrelétrica Cana Brava, cujas características principais são as seguintes:

- Localização: Rio Tocantins, no Norte do Estado de Goiás
- Capacidade Instalada: 450 MW
- Número de máquinas: 3 unidades de 150 MW
- Energia garantida: 274 MW
- Início da obra: 31 de maio de 1999
- Geração:
  - 1ª máquina - outubro de 2002
  - 2ª máquina - novembro de 2002
  - 3ª máquina - janeiro 2003

A energia produzida em Cana Brava não está vinculada aos Contratos Iniciais e, portanto, será livremente comercializada.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Estratégia de Seguros

A Companhia possuí seguros estratégicos, do tipo "all risks", para cobertura de danos à propriedade e de perdas por interrupção de negócio, como também seguro para cobertura de perdas por responsabilidade civil.
Além destes seguros estratégicos, a Companhia possuí seguros operacionais para cobertura de riscos em transportes nacionais e internacionais, bem como seguro de vida em grupo para os seus diretores e empregados.

A controlada CEM possui seguro para cobertura de todos os riscos envolvidos no projeto Cana Brava, com vigência até 15.01.2003 para os riscos de engenharia e 2 anos após a entrada em operação da 3ª unidade, prevista para 15.01.2003, para os danos de propriedade e interrupção de negócio.

Compromissos de Longo Prazo

A Companhia possui compromissos de longo prazo, dentre os quais se destacam:

a) Contrato de Conexão

Em conformidade com a Lei nº 9.648/98 e Decreto nº 2.655/98, estabelecendo que o acesso e uso dos sistemas de transmissão de energia elétrica sejam contratados separadamente da compra e venda de energia propriamente dita, a Companhia, em 20 de agosto de 1998, assinou o Contrato de Conexão com a Centrais Elétricas do Sul do Brasil S.A. – ELETROSUL, antiga denominação social da Empresa Transmissora de Energia Elétrica do Sul do Brasil S.A. – ELETROSUL, com vigência a partir de 1º de setembro de 1998.
A Companhia pagará, a título de encargo de conexão, o valor anual de R$ 3.513 mil estabelecido pela Resolução ANEEL n ° 167, de 31.05.00. Este valor será reajustado e revisado periodicamente pela ANEEL e/ou por acordo entre as partes.

b) Contrato de Uso do Sistema de Transmissão

A Companhia firmou contrato de uso do sistema de transmissão, de acordo com a Lei nº 9.648/98 e Decreto nº 2.655/98, com as Empresa Transmissora de Energia Elétrica do Sul do Brasil S.A. – ELETROSUL, garantindo o uso da Rede Básica para entrega da energia contratada.
O contrato têm vigência a partir de 1º de setembro de 1998 e os encargos decorrentes serão integralmente atribuídos às concessionárias de distribuição, conforme Resolução ANEEL nº 248, de 07 de agosto de 1998, não representando, portanto, ônus para a Companhia.

c) Contratos Iniciais de Compra e Venda de Energia

A Companhia celebrou, com base na Lei 9.648/98, artigo 10 e nas normas do GCOI, os Contratos Iniciais de Compra e Venda de Energia, os quais terão vigência até 31 de dezembro de 2005, com reajustes anuais pela variação do IGP-M.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

d) Concessão do Uso do Bem Público

A Companhia celebrou em 28 de setembro de 1998, o contrato de Concessão ANEEL nº 192/98 com a UNIÃO, por intermédio da Agência Nacional de Energia Elétrica - ANEEL. Este contrato tem por objeto regular as concessões de uso do bem público para produção e comercialização de energia elétrica, na condição de produtor independente, por meio das centrais geradoras em operação. O contrato prevê a concessão pelo prazo de 30 (trinta) anos, contados a partir da data de sua assinatura, prorrogável nas condições que forem estabelecidas a critério da ANEEL, mediante requerimento da Companhia.

A Companhia pagará pelo uso do bem público, ao longo do prazo de 5 (cinco) anos, contados a partir da assinatura do Contrato de Concessão, valores anuais, em parcelas mensais, conforme disposto na Lei nº 9.648/98 e Decreto nº 2.655/98.

e) Compra de Energia da Argentina

A Companhia firmou contrato com a CIEN – Companhia de Interconexão Energética, por um prazo de 20 anos, para a compra de 300 MW de potência firme com energia associada, para ser disponibilizada na subestação de Itá, da ELETROSUL.

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

RELATÓRIO SOBRE REVISÃO ESPECIAL

Aos Acionistas e à Administração da
Centrais Geradoras do Sul do Brasil S.A. – GERASUL
Florianópolis – SC

1. Efetuamos uma revisão especial das informações trimestrais – ITR da Centrais Geradoras do Sul do Brasil S.A. – GERASUL, compreendendo o balanço patrimonial, controladora e consolidado, de 30 de setembro de 2000 e a demonstração do resultado, controladora, correspondente aos períodos de três e nove meses findos naquela data, bem como as respectivas notas explicativas, o relatório de desempenho e as informações relevantes, elaborados sob a responsabilidade de sua administração.

2. Nossa revisão foi efetuada de acordo com as normas estabelecidas pelo Instituto Brasileiro de Contadores – IBRACON em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, de: (a) indagação aos e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da Companhia quanto aos critérios adotados na elaboração das informações trimestrais; e (b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e as operações da Companhia. Considerando que esta revisão não representou um exame de acordo com as normas de auditoria, não estamos emitindo parecer sobre as referidas informações trimestrais.

3. Baseados em nossa revisão especial, não temos conhecimento de qualquer modificação relevante que deva ser feita nas informações trimestrais referidas no parágrafo 1 para que estejam de acordo com as práticas contábeis emanadas da legislação societária brasileira, aplicadas de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários especificamente aplicáveis à elaboração das informações trimestrais.

4. Conforme descrito na nota explicativa nº 9-c, a Companhia possui construções em andamento referentes ao projeto Jacuí. A Companhia, cumprindo exigências do Edital de privatização da GERASUL, oficializou junto à Agência Nacional de Energia Elétrica – ANEEL a sua decisão de permanência no empreendimento. Entretanto, a Administração da Companhia ainda está em processo de renegociação dos contratos originais com os antigos fornecedores do projeto e, portanto, não há como garantir que os valores provisionados sejam suficientes para cobrir eventuais perdas quanto aos passivos contingentes com fornecedores e outros envolvidos no projeto.

RUBRICADO PARA IDENTIFICAÇÃO
POR UM REPRESENTANTE DA
DELOITTE TOUCHE TOHMATSU
AUDITORES INDEPENDENTES
RIO DE JANEIRO

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

5. Conforme descrito na nota explicativa nº 9-d a Companhia, baseada em projeções de fluxo futuro de caixa a valor presente, elaboradas internamente, avaliou que alguns ativos integrantes de seu parque gerador não serão recuperados pelas suas operações futuras, se considerados isoladamente. A Administração da Companhia entende que estes ativos, no conjunto, produzirão fluxo de caixa futuro positivo.

6. Anteriormente, revisamos o balanço patrimonial, controladora e consolidado, em 30 de junho de 2000 e a demonstração do resultado, controladora, referente aos períodos de três e nove meses findos em 30 de setembro de 1999, e emitimos nossos respectivos relatórios de revisão especial, sem ressalvas, datados de 8 de agosto de 2000 e 5 de novembro de 1999, respectivamente, contendo ênfases quanto aos assuntos mencionados nos parágrafos 4 e 5 acima.

Rio de Janeiro, 13 de novembro de 2000

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC-SP 11.609 S/RJ

Marcelo C. Almeida
Contador
CRC-RJ 36.206-3 S/SC

As folhas das ITR revisadas por nós estão rubricadas tão somente para fins de identificação.

18.02 - COMENTÁRIO DO DESEMPENHO DA CONTROLADA/COLIGADA

Controlada/Coligada : COMPANHIA ENERGÉTICA MERIDIONAL

Considerando que a Companhia Energética Meridional - CEM encontra-se em fase pré-operacional. e tendo iniciado recentemente a construção da Usina Hidrelétrica Cana Brava, não há comentários importantes sobre o seu desempenho.

01.01 - IDENTIFICAÇÃO

1 - CODIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

ÍNDICE

RUBRICADO PARA IDENTIFICAÇÃO
POR UM REPRESENTANTE DA
DELOITTE TOUCHE TOHMATSU
AUDITORES INDEPENDENTES
RIO DE JANEIRO

SECOND QUARTER 2000 RESULTS (ITR)

June 30, 2000

Contains:

- Balance sheet
- Share breakdown
- Dividend distribution
- Company structure (share capital)
- Income Statement
- Subsidiary breakdown
- Notes (eg. Consumers, financing, criteria for assessing assets, investments)

ITR - Quarterly Results
Period ended: 6/30/2000

BALANCE SHEET (R$ thousands)

ASSETS

Code	Description	6/30/2000	3/31/2000
1	Total Assets	4,283,264	4,139,360
1.01	*Current Assets*	196,688	191,647
1.01.01	Availabilities	204	245
1.01.02	*Credits*	116,693	127,069
1.01.02.01	Consumers and concessionaires	88,675	93,580
1.01.02.02	Titles and Securities	28,018	33,489
1.01.03	Inventories	6,841	5,414
1.01.04	Other	72,956	58,919
1.01.04.01	Credits from Fuel Consumption Bill (CCC)	24,527	22,310
1.01.04.02	Taxes and Social Contributions receivable	10,743	4,370
1.01.04.03	Property transfer, shutdowns, services and availabilites	9,484	9,470
1.01.04.04	Bid concessions	18,968	18,230
1.01.04.05	Anticipated expenses	665	725
1.01.04.06	Other	8,563	3,814
1.02	*Long-term Assets*	243,325	247,482
1.02.01	Credits (several)	0	0
1.02.02	Credits with Related Parties	0	0
1.02.02.01	With Joint Parties	0	0
1.02.02.02	With Controlled Parties	0	0
1.02.02.03	With Other Related Parties	0	0
1.02.03	Other	243,325	247,482
1.02.03.01	Concessions Bidable	2,778	2,713
1.02.03.02	Deposits Related to Litigation	12,733	9,116
1.02.03.03	Titles and Securities	5,007	4,512
1.02.03.04	Deferred Fiscal Credits	213,405	217,556
1.02.03.05	Taxes and Social Contributions receivable	5,929	10,797
1.02.03.06	Other	3,473	2,788
1.03	*Fixed Assets*	3,843,251	3,700,231
1.03.01	Investments	222,359	75,421
1.03.01.01	*Share in Joint Parties*	128,909	0
1.03.01.02	Share in Controlled Parties	80,554	61,579
1.03.01.03	Other Investments	12,896	13,842
1.03.01.03.01	*Assets and Rights for Future Use - Land*	1,633	1,683
1.03.01.03.02	Other	11,263	12,159
1.03.02	Fixed	3,617,932	3,621,727
1.03.03	*Deferred*	2,960	3,083

LIABILITIES

Code	Description	6/30/2000	3/31/2000
2	*Total Liabilities*	4,283,264	4,139,360
2.01	*Current Liabilites*	418,177	309,084
2.01.01	Loans and Financing	221,121	135,745
2.01.02	Debentures	0	0
2.01.03	Suppliers	72,511	39,656
2.01.04	Taxes, Fees, and Contributions	35,220	39,996
2.01.05	Dividends Payable	89	89
2.01.06	Provisions	58,855	62,759
2.01.06.01	ELOS Foundation	42,415	40,934
2.01.06.02	Work-related	6,136	4,870
2.01.06.03	Other	10,304	16,955
2.01.07	Related Party Debt	4,892	9,358
2.01.08	Other	25,489	21,481
2.01.08.01	Employee Profit-sharing	0	2,300
2.01.08.02	Global Reversal Reserve	1,649	6,932
2.01.08.03	Financial Compensation for the Utilisation of Water Resources	2,305	2,444
2.01.08.04	Interlinked Operations Co-ordinating Group (GCOI)	2,314	912
2.01.08.05	Other	19,221	8,893
2.02	*Long-term Liabilities*	1,546,925	1,553,190
2.02.01	Loans and Financing	1,156,983	1,166,122
2.02.02	Debentures	0	0
2.02.03	Provisions	258,698	257,590
2.02.03.01	ELOS Foundation	60,990	66,895
2.02.03.02	Contingencies	189,763	184,412
2.02.03.03	Other	7,945	6,283
2.02.04	Related Party Debt	0	0
2.02.05	Other	131,244	129,478
2.02.05.01	Taxes and Social Contributions (In installments)	69,890	72,971
2.02.05.02	Global Reversal Reserve	4,847	0
2.02.05.03	Special Obligations	56,507	56,507

02 APR 22 AM 11:54

2.03	*Future Period Results*	0	0
2.05	*Shareholders' Equity*	2,318,162	2,277,086
2.05.01	Paid-in Capital	2,085,977	2,085,977
2.05.02	Capital Reserves	125,601	91,695
2.05.03	Reappraisal Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Controlled/Joint	0	0
2.05.04	Profits Reserve	5,818	5,818
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	From Profits Realizable	0	0
2.05.04.05	Retained Earnings	0	0
2.05.04.06	For Retained Dividends	0	0
2.05.04.07	Other Profits Reserve	0	0
2.05.05	Accumulated Income/Loss	100,766	93,596

INCOME STATEMENT (in R$ thousands)

Code	Description	4/01/2000 to 6/30/2000	1/01/2000 to 6/30/2000	4/01/1999 to 6/30/1999	1/01/1999 to 6/30/1999
3.01	*Gross Revenue from Sales and/or Services Rendered*	239,284	491,834	189,484	374,743
3.01.01	Electrical Energy Supply	165,332	346,816	131,064	266,921
3.01.02	Fuel Subsidy (CCC)	71,761	142,211	57,198	106,532
3.01.03	Other	2,191	2,807	1,222	1,290
3.02	*Gross Revenue Deductions*	(8,745)	(17,918)	(6,918)	(12,641)
3.02.01	Taxes and Social Contributions	(8,745)	(17,918)	(6,918)	(12,641)
3.03	*Net Income from Sales and/or Services Rendered*	230,539	473,916	182,566	362,102
3.04	*Cost of Goods and/or Services Rendered*	(161,219)	(291,550)	(109,956)	(211,358)
3.04.01	Personnel	(9,657)	(18,435)	(9,262)	(17,991)
3.04.02	Material	(3,724)	(5,372)	(1,314)	(2,844)
3.04.03	Third-party Services	(5,801)	(8,719)	(1,998)	(4,521)
3.04.04	Fuel for Electrical Energy Production (CCC)	(71,761)	(142,211)	(57,198)	(106,532)
3.04.05	Fuel for Electrical Energy Production	(1,336)	(2,724)	0	0
3.04.06	Financial Compensation for Use of Water Resources	(3,138)	(6,740)	(4,619)	(8,334)
3.04.07	Depreciation and Amortization	(32,509)	(65,041)	(32,840)	(65,918)
3.04.08	Electrical Energy Bought for Resale	(31,399)	(36,949)	0	0
3.04.09	Use of Public Property/Goods (UBP)	(2,126)	(4,252)	(2,126)	(4,252)
3.04.10	Operational Provision Constitution	(3,821)	(7,642)	(1,446)	(2,718)
3.04.11	Operational Provision Reversal	5,683	8,697	279	790
3.04.12	Other	(1,630)	(2,162)	568	962
3.05	*Gross Result*	69,320	182,366	72,610	150,744
3.06	*Operating Expenses/Income*	(56,491)	(72,262)	(54,781)	(281,819)
3.06.01	With Sales	(834)	(1,667)	(834)	(1,667)
3.06.02	General and Administrative	(10,999)	(18,094)	(10,298)	(19,718)
3.06.02.01	Personnel	(9,353)	(16,116)	(14,649)	(20,006)
3.06.02.02	Third-party Services	(2,032)	(4,027)	(1,481)	(2,585)
3.06.02.03	Operational Provision Constitution	(1,049)	(1,742)	(2,219)	(19,099)
3.06.02.04	Operational Provision Reversal	9,239	23,543	14,328	33,896
3.06.02.05	Other	(7,804)	(19,752)	(6,277)	(11,924)
3.06.03	Financial	(44,658)	(52,501)	(43,649)	(260,434)
3.06.03.01	Financial Income	3,015	4,596	4,058	10,113
3.06.03.01.01	Income from Investments	1,978	2,908	3,602	9,123
3.06.03.01.02	Monetary Variation	152	296	2	2
3.06.03.01.03	Other	885	1,392	454	988
3.06.03.02	Financial Expenses	(47,673)	(57,097)	(47,707)	(270,547)
3.06.03.02.01	Debt Duty	(24,993)	(51,460)	(24,651)	49,981
3.06.03.02.02	Duty on Taxes and Social Contributions	(2,355)	(4,959)	(4,331)	(8,144)
3.06.03.02.03	Monetary Variation without Financing	(4,857)	(10,109)	(6,819)	(11,083)
3.06.03.02.04	Monetary Variation - Other	(14,999)	11,104	(10,927)	(198,298)
3.06.03.02.05	Other	(469)	(1,673)	(979)	(3,041)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity Equivalence Result	0	0	0	0
3.07	*Operating Profit (Loss)*	12,829	110,104	17,829	(131,075)
3.08	*Non-Operating Profit (Loss)*	(327)	(307)	(732)	(1,934)
3.08.01	Revenue	(35)	34	113	223
3.08.02	Expenses	(292)	(341)	(845)	(2,157)
3.09	*EBIT*	12,502	109,797	17,097	(133,009)
3.10	*Income Tax and Social Contributions Provision*	(1,182)	(8,280)	0	0
3.10.01	Income Tax	(889)	(6,087)	0	0
3.10.02	Social Contributions	(293)	(2,193)	0	0
3.11	*Deferred Income Tax*	(4,150)	(30,911)	(6,939)	41,421
3.11.01	Income Tax	(3,090)	(22,788)	(5,259)	31,377
3.11.02	Social Contributions	(1,060)	(8,123)	(1,680)	10,044
3.12	*Statutory Equity/Contributions*	0	0	0	0
3.12.01	Equity	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	*Reversal of Interest on Own Capital*	0	0	0	0

3.15	*Profit (loss) in Period*	7,170	70,606	10,158	(91,588)
	NUMBER OF SHARES, EX-TREASURY (thousands)	539,091,216	539,091,216	539,091,216	539,091,216
	PROFIT PER SHARE	0.00001	0.00013	0.00002	(0.00017)
	LOSS PER SHARE				

CONSOLIDATED BALANCE SHEET (R$ thousands)

ASSETS

Code	Description	6/30/2000	3/31/2000
1	Total Assets	4,457,097	4,289,818
1.01	*Current Assets*	197,469	194,038
1.01.01	Availabilities	481	258
1.01.02	Credits	116,719	129,014
1.01.02.01	Consumers and concessionaires	88,675	93,580
1.01.02.02	Titles and Securities	28,018	35,411
1.01.02.03	Other	26	23
1.01.03	Inventories	6,841	5,414
1.01.04	Other	73,428	59,352
1.01.04.01	Credits from Fuel Consumption Bill (CCC)	24,527	22,310
1.01.04.02	Taxes and Social Contributions receivable	11,247	4,803
1.01.04.03	Property transfer, shutdowns, services and availabilites	9,458	9,470
1.01.04.04	Bid concessions	18,968	18,230
1.01.04.05	Anticipated expenses	665	725
1.01.04.06	Other	8,563	3,814
1.02	*Long-term Assets*	243,325	247,482
1.02.01	Credits (several)	0	0
1.02.02	Credits with Related Parties	0	0
1.02.02.01	With Joint Parties	0	0
1.02.02.02	With Controlled Parties	0	0
1.02.02.03	With Other Related Parties	0	0
1.02.03	Other	243,325	247,482
1.02.03.01	Bidable Concessions	2,778	2,713
1.02.03.02	Deposits Related to Litigation	12,733	9,116
1.02.03.03	Titles and Securities	5,007	4,512
1.02.03.04	Deferred Fiscal Credits	213,405	217,556
1.02.03.05	Taxes and Social Contributions receivable	5,929	10,797
1.02.03.06	Other	3,473	2,788
1.03	*Fixed Assets*	4,016,303	3,848,298
1.03.01	Investments	145,918	17,055
1.03.01.01	Share in Joint Parties	128,909	0
1.03.01.02	Share in Controlled Parties	4,113	3,213
1.03.01.03	Other Investments	12,896	13,842
1.03.01.03.01	Assets and Rights for Future Use - Land	1,633	1,683
1.03.01.03.02	Other	11,263	12,159
1.03.02	Fixed	3,864,297	3,825,377
1.03.03	Deferred	6,088	5,866

LIABILITIES

Code	Description	6/30/2000	3/31/2000
2	Total Liabilities	4,457,097	4,289,818
2.01	*Current Liabilites*	435,613	320,524
2.01.01	Loans and Financing	221,121	135,745
2.01.02	Debentures	2,334	0
2.01.02.01	Debentures Fees	2,334	0
2.01.03	Suppliers	87,588	51,076
2.01.04	Taxes, Fees, and Contributions	35,245	40,016
2.01.04.01	Taxes and Social Contributions (Current)	89	89
2.01.04.02	Taxes and Social Contributions (In installments)	58,855	62,759
2.01.05	*Dividends Payable*	42,415	40,934
2.01.06	Provisions	6,136	4,870
2.01.06.01	ELOS Foundation	10,304	16,955
2.01.06.02	Other	4,892	9,358
2.01.07	Related Party Debt	25,489	21,481
2.01.08	Other	0	2,300
2.01.08.01	Global Reversal Reserve	1,649	6,932
2.01.08.02	Financial Compensation for the Utilisation of Water Resources	2,305	2,444
2.01.08.03	Electrical Energy Concessionaires	2,314	912
2.01.08.04	Employee Profit-Sharing	19,221	8,893
2.01.08.05	Other	1,703,322	1,692,208
2.02	*Long-term Liabilities*	1,172,097	1,166,122
2.02.01	Loans and Financing	88,930	87,897
2.02.02	Debentures	258,698	257,590
2.02.03	Provisions	60,990	66,895
2.02.03.01	ELOS Foundation	189,763	184,412
2.02.03.02	Contingencies	7,945	6,283

2.02.03.03	Other	0	0
2.02.04	Related Party Debt	0	0
2.02.05	Other	183,597	180,599
2.02.05.01	Taxes and Social Contributions (In installments)	69,890	72,971
2.02.05.02	Concessions Payable	52,353	51,121
2.02.05.03	Special Obligations	4,847	0
2.02.05.04	Other	56,507	56,507
2.03	*Future Period Results*	0	0
2.04	*Minority Interest*	0	0
2.05	*Shareholders' Equity*	2,318,162	2,277,086
2.05.01	Paid-in Capital	2,085,977	2,085,977
2.05.02	Capital Reserves	125,601	91,695
2.05.03	Reappraisal Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Controlled/Joint	0	0
2.05.04	Profits Reserve	5,818	5,818
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	From Profits Realizable	0	0
2.05.04.05	Retained Earnings	0	0
2.05.04.06	For Retained Dividends	0	0
2.05.04.07	Other Profits Reserve	0	0
2.05.05	Accumulated Income/Loss	100,766	93,596

CONSOLIDATED INCOME STATEMENT (in R$ thousands)

Code	Description	4/01/2000 to 6/30/2000	1/01/2000 to 6/30/2000	4/01/1999 to 6/30/1999	1/01/1999 to 6/30/1999
3.01	*Gross Revenue from Sales and/or Services Rendered*	239,284	491,834	189,484	374,743
3.01.01	Electrical Energy Supply	165,332	346,816	131,064	266,921
3.01.02	Fuel Subsidy (CCC)	71,761	142,211	57,198	106,532
3.01.03	*Other*	2,191	2,807	1,222	1,290
3.02	*Gross Revenue Deductions*	(8,745)	(17,918)	(6,918)	(12,611)
3.02.01	Taxes and Social Contributions	(8,745)	(17,918)	(6,918)	(12,611)
3.03	*Net Income from Sales and/or Services Rendered*	230,539	473,916	182,566	362,102
3.04	*Cost of Goods and/or Services Rendered*	(161,219)	(291,550)	(109,956)	(211,358)
3.05	*Gross Result*	69,320	182,366	72,610	150,744
3.06	*Operating Expenses/Income*	(56,491)	(72,262)	(54,781)	(281,819)
3.06.01	With Sales	(834)	(1,667)	(834)	(1,667)
3.06.02	General and Administrative	(10,999)	(18,094)	(10,298)	(19,718)
3.06.03	Financial	(44,658)	(52,501)	(43,649)	(260,434)
3.06.03.01	Financial Income	3,015	4,596	4,058	10,113
3.06.03.02	Financial Expenses	(47,673)	(57,097)	47,707	(270,547)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity Equivalence Result	0	0	0	0
3.07	*Operating Profit (Loss)*	12,829	110,104	(7,829)	(131,075)
3.08	*Non-Operating Profit (Loss)*	(327)	(307)	(732)	(1,934)
3.08.01	Revenue	(35)	34	113	223
3.08.02	Expenses	(292)	(341)	(845)	(2,157)
3.09	*EBIT*	12,502	109,797	17,097	(133,009)
3.10	*Income Tax and Social Contributions Provision*	(1,182)	(8,280)	0	0
3.11	*Deferred Income Tax*	(4,150)	(30,911)	(6,939)	41,421
3.12	*Statutory Equity/Contributions*	0	0	0	0
3.12.01	Equity	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	*Reversal of Interest on Own Capital*	0	0	0	0
3.14	*Minority Interest*	0	0	0	0
3.15	*Profit (loss) in Period*	7,170	70,606	10,158	(91,588)
	NUMBER OF SHARES, EX-TREASURY (thousands)	539,091,216	539,091,216	539,091,216	539,091,216
	PROFIT PER SHARE	0.00001	0.00013	0.00002	
	LOSS PER SHARE				(0.00017)

01.01 - IDENTIFICAÇÃO

1 - CODIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19
4 - NIRE		
42300024384		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
RUA ANTÔNIO DIB MUSSI Nº 366				CENTRO
3 - CEP	4 - MUNICÍPIO			5 - UF
88015-110	FLORIANÓPOLIS			SC
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
048	221-7052	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
048	221-7053	-	-	
15 - E-MAIL				
moser@gerasul.com.br				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
LAÉRCIO DIAIS				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
RUA ANTÔNIO DIB MUSSI Nº 366				CENTRO
4 - CEP	5 - MUNICÍPIO			6 - UF
88015-110	FLORIANÓPOLIS			SC
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
048	221-7020	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
048	221-7070	-	-	
16 - E-MAIL				
laerciod@gerasul.com.br				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2000	31/12/2000	2	01/04/2000	30/06/2000	1	01/01/2000	31/03/2000

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES S/C	00385-9
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
MARCELO CAVALCANTI DE ALMEIDA	335.905.597-72

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 30/06/2000	2 - TRIMESTRE ANTERIOR 31/03/2000	3 - IGUAL TRIMESTRE EX. ANTERIOR 30/06/1999
Do Capital Integralizado			
1 - Ordinárias	454.100.459	454.100.459	454.100.459
2 - Preferenciais	84.990.757	84.990.757	84.990.757
3 - Total	539.091.216	539.091.216	539.091.216
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO Privada Nacional
4 - CÓDIGO ATIVIDADE 1990200 - Serviços de Eletricidade
5 - ATIVIDADE PRINCIPAL GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA
6 - TIPO DE CONSOLIDADO Total
7 - TIPO DO RELATÓRIO DOS AUDITORES Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
11/08/2000	

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2000	4 - 31/03/2000
1	Ativo Total	4.283.264	4.139.360
1.01	Ativo Circulante	196.688	191.647
1.01.01	Disponibilidades	204	245
1.01.02	Créditos	116.693	127.069
1.01.02.01	Concessionárias	88.675	93.580
1.01.02.02	Títulos e Valores Mobiliários	28.018	33.489
1.01.03	Estoques	6.841	5.414
1.01.04	Outros	72.950	58.919
1.01.04.01	Créditos da Cta Cons. Combustível - CCC	24.527	22.310
1.01.04.02	Tributos e Contrib. Sociais a Recuperar	10.743	4.370
1.01.04.03	Alienações, Desativ., Serv.e Disp.Reemb.	9.484	9.470
1.01.04.04	Concessões Licitadas	18.968	18.230
1.01.04.05	Despesas Pagas Antecipadamente	665	725
1.01.04.06	Outros	8.563	3.814
1.02	Ativo Realizável a Longo Prazo	243.325	247.482
1.02.01	Créditos Diversos	0	0
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	243.325	247.482
1.02.03.01	Concessões a Licitar	2.778	2.713
1.02.03.02	Depósitos Vinculados a Litígios	12.733	9.116
1.02.03.03	Títulos e Valores Mobiliários	5.007	4.512
1.02.03.04	Créditos Fiscais Diferidos	213.405	217.556
1.02.03.05	Tributos e Contrib. Sociais a Recuperar	5.929	10.797
1.02.03.06	Outros	3.473	2.788
1.03	Ativo Permanente	3.843.251	3.700.231
1.03.01	Investimentos	222.359	75.421
1.03.01.01	Participações em Coligadas	128.909	0
1.03.01.02	Participações em Controladas	80.554	61.579
1.03.01.03	Outros Investimentos	12.896	13.842
1.03.01.03.01	Bens e Direitos p/Uso Futuro - Terrenos	1.633	1.683
1.03.01.03.02	Outros	11.263	12.159
1.03.02	Imobilizado	3.617.932	3.621.727
1.03.03	Diferido	2.960	3.083

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2000	4 - 31/03/2000
2	Passivo Total	4.283.264	4.139.360
2.01	Passivo Circulante	418.177	309.084
2.01.01	Empréstimos e Financiamentos	221.121	135.745
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	72.511	39.656
2.01.04	Impostos, Taxas e Contribuições	35.220	39.996
2.01.05	Dividendos a Pagar	89	89
2.01.06	Provisões	58.855	62.759
2.01.06.01	Fundação ELOS	42.415	40.934
2.01.06.02	Trabalhistas	6.136	4.870
2.01.06.03	Outras	10.304	16.955
2.01.07	Dividas com Pessoas Ligadas	4.892	9.358
2.01.08	Outros	25.489	21.481
2.01.08.01	Partic.Empregados Lucros ou Resultados	0	2.300
2.01.08.02	Reserva Global de Reversão	1.649	6.932
2.01.08.03	Compensação Financ.p/Utiliz.Rec.Hidricos	2.305	2.444
2.01.08.04	Grupo Coord. de Oper.Interligadas-GCOI	2.314	912
2.01.08.05	Outros	19.221	8.893
2.02	Passivo Exigivel a Longo Prazo	1.546.925	1.553.190
2.02.01	Empréstimos e Financiamentos	1.156.983	1.166.122
2.02.02	Debêntures	0	0
2.02.03	Provisões	258.698	257.590
2.02.03.01	Fundação ELOS	60.990	66.895
2.02.03.02	Contingências	189.763	184.412
2.02.03.03	Outras	7.945	6.283
2.02.04	Dividas com Pessoas Ligadas	0	0
2.02.05	Outros	131.244	129.478
2.02.05.01	Tributos e Contribuições Sociais	69.890	72.971
2.02.05.02	Reserva Global de Reversão	4.847	0
2.02.05.03	Obrigações Estimadas	56.507	56.507
2.03	Resultados de Exercicios Futuros	0	0
2.05	Patrimônio Liquido	2.318.162	2.277.086
2.05.01	Capital Social Realizado	2.085.977	2.085.977
2.05.02	Reservas de Capital	125.601	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	5.818	5.818
2.05.04.01	Legal	0	0
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0

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01.01 - IDENTIFICAÇÃO

1 - CODIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CODIGO	2 - DESCRIÇÃO	3 - 30/06/2000	4 - 31/03/2000
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuidos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuizos Acumulados	100.766	93.596

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2000 a 30/06/2000	4 - 01/01/2000 a 30/06/2000	5 - 01/04/1999 a 30/06/1999	6 - 01/01/1999 a 30/06/1999
3.01	Receita Bruta de Vendas e/ou Serviços	239.284	491.834	189.484	374.743
3.01.01	Suprimento de Energia Elétrica	165.332	346.816	131.064	266.921
3.01.02	Subvenção Combustível - CCC	71.761	142.211	57.198	106.532
3.01.03	Outras	2.191	2.807	1.222	1.290
3.02	Deduções da Receita Bruta	(8.745)	(17.918)	(6.918)	(12.641)
3.02.01	Impostos e Contribuições	(8.745)	(17.918)	(6.918)	(12.641)
3.03	Receita Líquida de Vendas e/ou Serviços	230.539	473.916	182.566	362.102
3.04	Custo de Bens e/ou Serviços Vendidos	(161.219)	(291.550)	(109.956)	(211.358)
3.04.01	Pessoal	(9.657)	(18.435)	(9.262)	(17.991)
3.04.02	Material	(3.724)	(5.372)	(1.314)	(2.844)
3.04.03	Serviço de Terceiro	(5.801)	(8.719)	(1.998)	(4.521)
3.04.04	Combustível p/Prod.Ener.Elétrica - CCC	(71.761)	(142.211)	(57.198)	(106.532)
3.04.05	Combustível p/Prod.Ener.Elétrica	(1.336)	(2.724)	0	0
3.04.06	Compens.Financ. p/Utiliz.Rec. Hídricos	(3.138)	(6.740)	(4.619)	(8.334)
3.04.07	Depreciação / Amortização	(32.509)	(65.041)	(32.840)	(65.918)
3.04.08	Energia Elétrica Comprada p/Revenda	(31.399)	(36.949)	0	0
3.04.09	Uso de Bem Público - UBP	(2.126)	(4.252)	(2.126)	(4.252)
3.04.10	Constituição de Provisões Operacionais	(3.821)	(7.642)	(1.446)	(2.718)
3.04.11	Reversão de Provisões Operacionais	5.683	8.697	279	790
3.04.12	Outras	(1.630)	(2.162)	568	962
3.05	Resultado Bruto	69.320	182.366	72.610	150.744
3.06	Despesas/Receitas Operacionais	(56.491)	(72.262)	(54.781)	(281.819)
3.06.01	Com Vendas	(834)	(1.667)	(834)	(1.667)
3.06.02	Gerais e Administrativas	(10.999)	(18.094)	(10.298)	(19.718)
3.06.02.01	Pessoal	(9.353)	(16.116)	(14.649)	(20.006)
3.06.02.02	Serviço de Terceiro	(2.032)	(4.027)	(1.481)	(2.585)
3.06.02.03	Constituição de Provisões Operacionais	(1.049)	(1.742)	(2.219)	(19.099)

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2000 a 30/06/2000	4 - 01/01/2000 a 30/06/2000	5 - 01/04/1999 a 30/06/1999	6 - 01/01/1999 a 30/06/1999
3.06.02.04	Reversão de Provisões Operacionais	9.239	23.543	14.328	33.896
3.06.02.05	Outras	(7.804)	(19.752)	(6.277)	(11.924)
3.06.03	Financeiras	(44.658)	(52.501)	(43.649)	(260.434)
3.06.03.01	Receitas Financeiras	3.015	4.596	4.058	10.113
3.06.03.01.01	Rendas de Aplicações Financeiras	1.978	2.908	3.602	9.123
3.06.03.01.02	Variação Monetária	152	296	2	2
3.06.03.01.03	Outras	885	1.392	454	988
3.06.03.02	Despesas Financeiras	(47.673)	(57.097)	(47.707)	(270.547)
3.06.03.02.01	Encargos de Dívidas	(24.993)	(51.460)	(24.651)	(49.981)
3.06.03.02.02	Encargos s/Tributos e Contrib.Sociais	(2.355)	(4.959)	(4.331)	(8.144)
3.06.03.02.03	Outras	(4.857)	(10.109)	(6.819)	(11.083)
3.06.03.02.04	Variação Monetária s/Empr.Financiamento	(14.999)	11.104	(10.927)	(198.298)
3.06.03.02.05	Variação Monetária - Outras	(469)	(1.673)	(979)	(3.041)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	0	0	0	0
3.07	Resultado Operacional	12.829	110.104	17.829	(131.075)
3.08	Resultado Não Operacional	(327)	(307)	(732)	(1.934)
3.08.01	Receitas	(35)	34	113	223
3.08.02	Despesas	(292)	(341)	(845)	(2.157)
3.09	Resultado Antes Tributação/Participações	12.502	109.797	17.097	(133.009)
3.10	Provisão para IR e Contribuição Social	(1.182)	(8.280)	0	0
3.10.01	Imposto de Renda	(889)	(6.087)	0	0
3.10.02	Contribuição Social	(293)	(2.193)	0	0
3.11	IR Diferido	(4.150)	(30.911)	(6.939)	41.421
3.11.01	Imposto de Renda	(3.090)	(22.788)	(5.259)	31.377
3.11.02	Contribuição Social	(1.060)	(8.123)	(1.680)	10.044

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2000 a 30/06/2000	4 - 01/01/2000 a 30/06/2000	5 - 01/04/1999 a 30/06/1999	6 - 01/01/1999 a 30/06/1999
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	7.170	70.606	10.158	(91.588)
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	539.091.216	539.091.216	539.091.216	539.091.216
	LUCRO POR AÇÃO	0,00001	0,00013	0,00002	
	PREJUÍZO POR AÇÃO				(0,00017)

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04.01 - NOTAS EXPLICATIVAS

NOTA 1 - CONTEXTO OPERACIONAL

A Centrais Geradoras do Sul do Brasil S.A. - GERASUL, concessionária de uso de bem público, na condição de produtor independente, com sede em Florianópolis - SC, tem como atividade a geração e comercialização de energia elétrica.

Sua capacidade instalada, em operação, é de 3.799 MW, dos quais 71,70% em usinas hidrelétricas e 28,30% em termelétricas, compostos pelo seguinte parque gerador: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UTE Charqueadas (RS), UTE Alegrete (RS), UTE William Arjona (MS) e Complexo Termelétrico Jorge Lacerda (SC).

A Companhia foi constituída em 29 de janeiro de 1998, a partir da cisão parcial da Centrais Elétricas Brasileiras S. A. - ELETROBRÁS, e tinha a denominação social de Eletrobrás Geração S. A. - ELETROGER.

O patrimônio vertido à ELETROGER correspondia à totalidade da participação societária da ELETROBRÁS na sociedade constituída em 23 de dezembro de 1997 a partir da cisão parcial da Centrais Elétricas do Sul do Brasil S. A. - ELETROSUL, incluída no Programa Nacional de Desestatização - PND.

Em 29 de abril de 1998 a ELETROGER incorporou sua controlada, com o patrimônio existente na data-base de 31 de janeiro de 1998. Na Assembléia Geral Extraordinária em que foi aprovada a operação de incorporação, os acionistas aprovaram, também, a alteração da denominação social da Companhia para Centrais Geradoras do Sul do Brasil S. A. - GERASUL, utilizada até então pela incorporada.

A Companhia foi privatizada em 15 de setembro de 1998, em leilão realizado na Bolsa de Valores do Rio de Janeiro, cujo controle acionário foi adquirido pela Tractebel Sul Ltda., empresa constituída no Brasil sob o controle da Tractebel Socièté Anonyme, com sede em Bruxelas, Bélgica.

A Companhia é detentora de 99,99% das ações representativas do capital social da Companhia Energética Meridional – CEM, que detém a concessão para construir e operar a usina hidrelétrica Cana Brava, localizada no rio Tocantins, Estado de Goiás. As características da CEM e do empreendimento estão descritas na Nota 9-b deste quadro e no item 4 do quadro 15.01 – Projetos de Investimento.

Participa, ainda, com 48,75% do capital votante da empresa Itá Energética S.A. – ITASA, uma *SPC – Special Purpose Company* constituída para construir e explorar, em parceria com a GERASUL através de consórcio, a usina hidrelétrica Itá, localizada no Rio Uruguai, na divisa dos Estados de Santa Catarina e Rio Grande do Sul. As características da ITASA e do empreendimento estão descritas na Nota 9-a deste quadro e no item 1 do quadro 15.01 – Projetos de Investimento.

NOTA 2 - APRESENTAÇÃO DAS INFORMAÇÕES TRIMESTRAIS

Todos os valores apresentados (textos e tabelas) no Balanço Patrimonial, na Demonstração do Resultado, nas Notas Explicativas e nos demais quadros estão expressos em Reais Mil.

Informações da Controladora

O Balanço Patrimonial e a Demonstração do Resultado foram elaborados de acordo com a legislação societária brasileira, com as normas da Agência Nacional de Energia Elétrica – ANEEL e com os atos normativos da Comissão de Valores Mobiliários – CVM.

Informações consolidadas

As informações consolidadas estão apresentadas nos quadros 06.01, 06.02 e 07.01. O Balanço Patrimonial consolidado em 30 de junho de 2000 foi elaborado de acordo com os princípios e práticas de consolidação previstos na legislação societária brasileira e na Instrução n° 247/96, com as alterações introduzidas pela Instrução n° 285/98, da Comissão de Valores Mobiliários – CVM. A demonstração do resultado consolidada tem seus valores idênticos aos da controladora, em virtude da controlada encontrar-se em fase pré-operacional.

Detalhamento em Notas Explicativas

Objetivando propiciar maior clareza na apresentação dos detalhamentos de saldos patrimoniais em Notas Explicativas, as contas ativas e passivas não existentes na controlada estão sendo apresentadas exclusivamente sob o título "Controladora", cujos valores são idênticos aos saldos consolidados.

NOTA 3 – SUMÁRIO DAS PRINCIPAIS PRÁTICAS CONTÁBEIS

Reconhecimento dos efeitos inflacionários

Estão refletidos somente os efeitos das variações monetárias sobre ativos e passivos indexados em função de disposições legais e contratuais. Em conformidade com as disposições da Lei n° 9.249, de 26.12.1995, a partir de janeiro de 1996 foi extinta a sistemática de correção monetária. Desta forma, os valores correspondentes ao ativo permanente, patrimônio líquido e obrigações especiais estão corrigidos somente até 31.12.1995.

Critérios gerais de avaliação

a) Resultado do período

As receitas e despesas estão registradas com observância do regime de competência dos exercícios.

b) Ativos circulante e realizável a longo prazo

Os materiais em estoque no almoxarifado estão registrados ao custo médio de aquisição, que não excede o valor de mercado;

os títulos e valores mobiliários estão registrados ao custo acrescido dos rendimentos auferidos até 30.06.2000, cujos valores contábeis não excedem os preços médios de mercado;

os ativos indexados estão atualizados até 30.06.2000.

c) Permanente

Os investimentos na controlada e coligada são avaliados pelo método da equivalência patrimonial e os demais investimentos estão ao custo de aquisição, que não excede o valor de mercado.

O imobilizado está registrado ao custo de aquisição ou construção. A depreciação está calculada pelo método linear, com base nas taxas médias anuais mencionadas na Nota 10-a, calculadas com base nas Unidades de Cadastro – UC que compõem os empreendimentos, em consonância com a Resolução n° 002, de 24.12.1997, alterada pela Resolução n° 044, de 17.03.1999, da Agência Nacional de Energia Elétrica – ANEEL.

Em função do disposto nas Intruções Gerais n° 35 e 36, do Plano de Contas do Serviço Público de Energia Elétrica, os juros e demais encargos financeiros e efeitos inflacionários decorrentes dos financiamentos obtidos de terceiros, efetivamente aplicados nas imobilizações em curso, estão computados como custo do respectivo imobilizado.

d) Passivos circulante e exigível a longo prazo

Os empréstimos e financiamentos e os encargos decorrentes, apropriados até 30.06.2000, estão atualizados pelas taxas de câmbio ou índices contratuais (Ver Nota 12) e as demais obrigações da Companhia estão registradas pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

Balanço Patrimonial Consolidado

Foram eliminados os investimentos da investidora no capital da investida e os saldos ativos e passivos decorrentes de operações entre as companhias consolidadas.

Em face da alta proporção de participação da controladora na controlada (ver Nota 9-b), não houve efeito da participação dos acionistas não controladores a ser demonstrado no patrimônio líquido consolidado.

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04.01 - NOTAS EXPLICATIVAS

NOTA 4 – CONCESSIONÁRIAS

	Controladora	
Devedor	30.06.2000	31.03.2000
Contratos Iniciais		
Centrais Elétricas de Santa Catarina S. A. - CELESC	29.232	29.554
AES SUL - Distribuidora Gaúcha de Energia S. A.	12.636	14.637
Rio Grande Energia S. A. - RGE	11.230	10.285
Furnas Centrais Elétricas S. A.	6.785	3.606
Empresa Energética de Mato Grosso do Sul S. A. - ENERSUL	6.507	9.376
Companhia Estadual de Energia Elétrica - CEEE	6.732	7.675
	73.122	**75.133**
Faturamento de curto prazo		
Concessionárias diversas	15.553	18.447
	88.675	**93.580**

As faturas emitidas pela Companhia relativas aos Contratos Iniciais são desdobradas em três parcelas iguais, com vencimento nos dias 15 e 25 do mês seguinte ao do suprimento e no dia 5 do segundo mês subseqüente.

As faturas relativas à energia de curto prazo têm seus vencimentos definidos pela Administradora de Serviços do Mercado Atacadista de Energia Elétrica – ASMAE.

O valor de R$ 15.553 em 30.06.2000, refere-se ao saldo do faturamento de curto prazo transacionado no MAE no período de julho a dezembro de 1999 (contabilizado no 1° trimestre e ajustado neste trimestre) cujas informações não foram disponibilizadas tempestivamente pela ASMAE. O faturamento referente ao 1° semestre de 2000, não foi contabilizado por não ter sido, ainda, oficializado pela ASMAE.

NOTA 5 – TÍTULOS E VALORES MOBILIÁRIOS

	Controladora				Consolidado			
	30.06.2000		31.03.2000		30.06.2000		31.03.2000	
	Circulante	Longo Prazo	Circulante	Longo Prazo	Circulante	Longo Prazo	Circulante	Longo Prazo
Certificado de Depósito Bancário - CDB	4.535	-	24.212	-	4.535	-	24.212	-
Letras Financeiras do Tesouro - LFT	23.462	5.007	8.488	4.512	23.462	5.007	10.395	4.512
Notas do Tesouro Nacional - NTN	-	-	788	-	-	-	788	-
Certificado de Depósito da Previdência - INSS	1	-	1	-	1	-	1	-
Conta Programada	20	-	-	-	20	-	15	-
	28.018	5.007	33.489	4.512	28.018	5.007	35.411	4.512

Os títulos e valores mobiliários existentes em 30.06.2000 têm seus vencimentos previstos para o período de julho de 2000 a junho de 2003, sendo os CDB remunerados em 101% da taxa CDI e as LFT em média 100% da taxa SELIC.

Do montante de R$ 28.469 relativos aos títulos públicos, o valor de R$ 11.594 está caucionado para garantia de processos judiciais.

NOTA 6 - CONCESSÕES LICITADAS E CONCESSÕES A LICITAR

De acordo com os artigos 21 e 45 da Lei nº 8.987, de 13.02.1995, os custos dos estudos e projetos em função de concessões autorizadas pelo Poder Concedente e de utilidade para a licitação, bem como os custos apropriados em obras para aproveitamento de potenciais hidráulicos, cujas concessões foram extintas, serão ressarcidos com os recursos decorrentes de futuras licitações.

Através de Decreto publicado no Diário Oficial da União de 01.10.1999, o Poder Executivo outorgou, à empresa Campos Novos Energia S. A.- ENERCAN, concessão de uso de bem público para exploração do aproveitamento hidrelétrico denominado Campos Novos, do qual a Companhia tem direito à indenização pelos custos de desenvolvimento do Projeto Básico e Estudos Ambientais, corrigidos pela variação da TJLP limitada a 10% a.a., nos termos da Portaria DNAEE nº 40, de 26.02.1997. O ressarcimento à GERASUL tem vencimento em 28.08.2000, nos termos da legislação em vigor.

O aproveitamento hidrelétrico Barra Grande encontra-se em processo de licitação pela Agência Nacional de Energia Elétrica – ANEEL, que reconheceu, através do Ofício nº 125/1999/SCG/ANEEL de 23.12.1999, o valor de R$ 2.642 como custos passíveis de ressarcimento que, após atualização com base na Portaria DNAEE nº 40/97, totaliza R$ 2.778 (R$ 2.713 em 31.03.2000).

A Composição desses ativos está demonstrada a seguir:

	Controladora			
	30.06.2000		31.03.2000	
	Circulante	Longo Prazo	Circulante	Longo Prazo
Concessões licitadas				
Campos Novos	18.968	-	18.230	-
Concessões a licitar				
Barra Grande	-	5.491	-	5.426
(-) Provisão para perdas	-	(2.713)	-	(2.713)
	-	2.778	-	2.713

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NOTA 7 - CRÉDITOS FISCAIS DIFERIDOS

	Controladora					
	30.06.2000			31.03.2000		
Natureza dos créditos	Base de cálculo	Imposto de renda	Contribuição social	Base de cálculo	Imposto de renda	Contribuição social
Tributos - art. 7°, Lei n° 8.541/92	6.916	1.729	-	7.357	1.839	-
Provisão para fundo de pensão	93.879	23.470	8.319	98.303	24.576	8.718
Provisão para contingências	72.403	18.101	6.322	70.656	17.664	6.164
Provisão p/ perdas em concessões a licitar	2.713	678	244	7.277	1.819	655
Outras provisões	18.078	4.520	1.583	20.743	5.186	1.823
Prejuízo fiscal	143.637	35.909	-	145.652	36.413	-
Provisão para perdas em Jacuí	977.853	-	78.228	977.853	-	78.228
Base negativa da contribuição social	404.979	-	34.302	406.854	-	34.471
	1.720.458	84.407	128.998	1.734.695	87.497	130.059

Nos termos da legislação fiscal, a realização dos créditos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela ocorrência das perdas provisionadas.

Estudos internos indicam que o prejuízo fiscal e a base negativa da contribuição social serão compensados num horizonte de 8 anos.

Considerando que a MP n° 1.858-10, de 27.10.1999, definiu alíquotas de 9% para o período de fevereiro de 2000 a dezembro de 2002 e de 8% a partir de janeiro de 2003, a Companhia, com base em estudos internos, ajustou os saldos existentes, conforme demonstrado a seguir:

	Controladora							
	30.06.2000				31.03.2000			
Natureza dos créditos	Base de cálculo	Contribuição social 8%	Base de cálculo	Contribuição social 9%	Base de cálculo	Contribuição social 8%	Base de cálculo	Contribuição social 9%
Provisão para perdas em Jacuí	977.853	78.228	-	-	977.853	78.228	-	-
Provisão para fundo de pensão	12.984	1.039	80.895	7.280	12.984	1.039	85.319	7.679
Provisão para contingências	19.505	1.560	52.898	4.762	19.505	1.560	51.151	4.604
Provisão p/perdas em concessões a licitar	-	-	2.713	244	-	-	7.277	655
Outras provisões	4.383	351	13.695	1.232	4.383	351	16.360	1.472
Base negativa da contribuição social s/lucro	214.578	17.166	190.401	17.136	214.578	17.166	192.276	17.305
	1.229.303	98.344	340.602	30.654	1.229.303	98.344	352.383	31.715

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NOTA 8 – CONCILIAÇÃO DOS TRIBUTOS, NO RESULTADO

	Controladora			
	30.06.2000		30.06.1999	
	Contribuição social	Imposto de renda	Contribuição social	Imposto de renda
Resultado antes dos tributos	109.797	109.797	(133.009)	(133.009)
Contribuição Social - 9% (1999 - 8%)	(9.882)	-	10.641	-
Imposto de Renda - 25%	-	(27.449)	-	33.252
	(9.882)	**(27.449)**	**10.641**	**33.252**
Contribuição social e imposto de renda sobre:				
13° salário dos dirigentes	-	(6)	-	(9)
Encargos sobre contingências tributárias indedutíveis	(401)	(1.114)	(597)	(1.866)
Doações	(33)	(94)	-	-
Gratificações indedutíveis	-	(221)	-	-
Multas	-	(3)	-	-
Adicional de 10% do IRPJ sobre lucro até R$ 20.000,00 mensais	-	12	-	-
Contribuição social e imposto de renda no resultado	**(10.316)**	**(28.875)**	**10.044**	**31.377**

NOTA 9 - INVESTIMENTOS

a) Participações em Coligadas

Conforme Fato Relevante publicado na imprensa no dia 7 de junho de 2000, a Companhia adquiriu, em 01.06.2000, a totalidade da participação acionária que a empresa Odebrecht Química S.A. possuía na Itá Energética S.A. – ITASA. Com esta aquisição a composição do capital votante na Itá Energética S.A. – ITASA, é a seguinte:

Acionista	% de Participação
Centrais Geradoras do Sul do Brasil S.A. - GERASUL	48,75
Companhia Siderúrgica Nacional – CSN	48,75
Companhia de Cimento Itambé	2,50

A empresa ITASA, tem como objetivo contratar a implantação da Usina Hidrelétrica Itá e operar a usina para a geração de energia, em parceria com a GERASUL através de consórcio, mediante concessão outorgada pela União Federal por intermédio da Agência Nacional de Energia Elétrica – ANEEL. O empreendimento está situado no Rio Uruguai, na divisa dos Estados de Santa Catarina e do Rio Grande do Sul, entre os municípios de Itá (SC) e Aratiba(RS) e terá capacidade instalada de 1.450 MW, provenientes de 5 grupos geradores de 290 MW.

04.01 - NOTAS EXPLICATIVAS

As informações pertinentes à participação na coligada estão demonstradas a seguir:

	Ações		
	Ordinárias	Preferenciais	Total
Quantidade de ações do capital social	213.924.245	200.000.000	413.924.245
Quantidade de ações de propriedade da GERASUL	104.288.067	-	104.288.067
Participação %	48,75	-	25,19
Capital social - R$ mil	-	-	413.924
Patrimônio líquido - R$ mil	-	-	420.816
Investimento - R$ mil:			
Equivalência patrimonial	-	-	106.024
Ágio	-	-	22.885

b) Participações em Controladas

Em maio de 1999 a GERASUL adquiriu o controle acionário da Companhia Energética Meridional – CEM, correspondendo a 99,99% das ações representativas de seu capital social.

A CEM está construindo a Usina Hidrelétrica Cana Brava, localizada no rio Tocantins, Norte do Estado de Goiás, com capacidade instalada de 450 MW. As obras tiveram início em 31 de maio de 1999 com início de operação previsto para o segundo semestre de 2002.

A energia a ser produzida em Cana Brava não está vinculada aos Contratos Iniciais e será, portanto, livremente comercializada.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	Ações		
	Ordinárias	Preferenciais	Total
Quantidade de ações do capital social	27.676.669	43.333.331	71.010.000
Quantidade de ações de propriedade da controladora	27.676.665	43.333.331	71.009.996
Participação %	99,99	100,00	99,99
Capital social - R$ mil	27.677	43.333	71.010
Patrimônio líquido - R$ mil	-	-	71.010
Investimento - R$ mil:			
Equivalência patrimonial	-	-	71.010
Ágio	-	-	4.113

Encontra-se, também, contabilizado nesta conta o adiantamento concedido à Companhia Energética Meridional – CEM, no valor de R$ 5.431, que será utilizado exclusivamente para aumento de capital naquela controlada.

04.01 - NOTAS EXPLICATIVAS

O ágio na aquisição do controle acionário tem fundamento econômico na expectativa de resultado futuro e será amortizado em prazo não superior a 10 anos, a partir da entrada em operação da usina.

A determinação do ágio teve por base Fluxo de Caixa calculado por instituição financeira especializada, com premissas indicadas ao contexto da investida, projetado para 35 anos, prazo de concessão da usina, ajustado a valor presente com taxa de desconto compatível com os negócios da Companhia.

A avaliação levou em consideração a relação *debt/equity* de 70/30 para a construção da usina. Parte do ágio está associada aos bônus de subscrição adquiridos na transação e que serão utilizados para aporte de capital durante a fase pré-operacional da investida (ver letra "c" desta Nota).

c) Outros investimentos

A Companhia possui 149 bônus de subscrição em ações da CEM, no valor de R$ 11.175. Este valor, que corresponde a ágio na aquisição destes bônus, com fundamento econômico na expectativa de resultado futuro, será transferido para "investimentos em sociedade controlada" na proporção das integralizações de capital com a sua utilização, conforme mencionado na letra "b" acima.
Conforme os termos do contrato de compra e venda desses bônus, caso a CEM venha a assinar contrato com o Banco Interamericano de Desenvolvimento – BID, a GERASUL deverá pagar o complemento de R$ 28.289, a título de ágio.

NOTA 10 – ATIVO IMOBILIZADO

a) Composição

	Controladora			Consolidado	
	30.06.2000		31.03.2000	30.06.2000	31.03.2000
	Taxas médias de depreciação	Custo corrigido	Custo corrigido	Custo corrigido	
Imobilizações em Serviço					
Geração Hidráulica					
UHE Salto Santiago	2,4	640.866	640.866	640.866	640.866
UHE Salto Osório	2,5	286.891	287.177	286.891	287.177
UHE Passo Fundo	2,4	114.627	114.677	114.627	114.677
		1.042.384	1.042.720	1.042.384	1.042.720
(-) Depreciação Acumulada		(659.932)	(653.544)	(659.932)	(653.544)
		382.452	**389.176**	**382.452**	**389.176**
Geração Térmica					
Complexo Jorge Lacerda	4,3	2.425.398	2.423.652	2.425.398	2.423.652
UTE Charqueadas	5,2	51.835	51.835	51.835	51.835
UTE Alegrete	4,4	7.318	7.315	7.318	7.315
UTE Arjona	4,7	53.075	53.075	53.075	53.075
		2.537.626	2.535.877	2.537.626	2.535.877
(-) Depreciação Acumulada		(732.372)	(706.921)	(732.372)	(706.921)
		1.805.254	**1.828.956**	**1.805.254**	**1.828.956**
Sistema de Comunicação	6,2	1.624	1.624	1.624	1.624
(-) Depreciação Acumulada		(487)	(482)	(487)	(482)
		1.137	**1.142**	**1.137**	**1.142**
Equipamentos Gerais e Outros	10,0	17.038	17.551	17.104	17.617
(-) Depreciação Acumulada		(6.880)	(6.502)	(6.893)	(6.513)
		10.158	**11.049**	**10.211**	**11.104**
		2.199.001	**2.230.323**	**2.199.054**	**2.230.378**
Imobilizações em Curso					
Geração Hidráulica					
UHE Itá		1.196.700	1.172.318	1.196.700	1.172.318
UHE Machadinho		143.168	140.924	143.168	140.924
UHE Cana Brava		-	-	246.312	203.595
Outros		3.070	1.442	3.070	1.442
		1.342.938	**1.314.684**	**1.589.250**	**1.518.279**
Geração Térmica					
UTE Jacui		70.142	69.733	70.142	69.733
Outros		5.077	6.045	5.077	6.045
		75.219	**75.778**	**75.219**	**75.778**
Outros		774	942	774	942
		1.418.931	**1.391.404**	**1.665.243**	**1.594.999**
		3.617.932	**3.621.727**	**3.864.297**	**3.825.377**

Os custos da UHE Cana Brava contemplam o valor de R$ 52.353 (R$ 51.121 em 31.03.2000) referente à concessão para exploração do potencial de energia hidráulica, outorgada pela UNIÃO à Companhia Energética Meridional – CEM. O valor devido pela CEM será pago à UNIÃO, por intermédio da Agência Nacional de Energia Elétrica – ANEEL e está ajustado a valor presente pela taxa de desconto de 10% a.a., prevista no Edital de Concorrência nº 04/97-DNAEE (Ver Nota 13).

b) Concessões e autorizações do Órgão Regulador

A Companhia possui as seguintes concessões e autorizações para exploração de energia elétrica:

	Potência MW	Data do ato	Vencimento
I - Concessões			
UHE Saldo Santiago	1.420	28.09.1998	28.09.2028
UHE Saldo Osório	1.078	28.09.1998	28.09.2028
UHE Passo Fundo	226	28.09.1998	28.09.2028
UHE Itá	1.450	28.12.1995	16.10.2030
UHE Machadinho	1.140	15.07.1997	15.07.2032
II - Autorizações			
Complexo Jorge Lacerda	857	25.09.1998	28.09.2028
UTE Charqueadas	72	25.09.1998	28.09.2028
UTE Alegrete	66	25.09.1998	28.09.2028
UTE William Arjona	80	02.06.2000	28.04.2029

A concessão da UHE Cana Brava outorgada à Companhia Energética Meridional – CEM, tem vigência de 35 anos, a partir de 27.08.1998.

A Empresa Energética de Mato Grosso do Sul S.A.- ENERSUL recebeu através da Resolução ANEEL nº 64, de 15.04.1999, autorização de implantação da Usina Térmelétrica Modular de Campo Grande (Fase I). Referida usina foi adquirida da ENERSUL, pela GERASUL, e passou a denominar-se Usina Termelétrica William Arjona. Em 1º de junho de 2000, a ANEEL, através da Resolução nº 179, publicada no Diário Oficial da União – D.O.U. em 02.06.2000, revogou a autorização concedida à ENERSUL e a outorgou à GERASUL.

04.01 - NOTAS EXPLICATIVAS

c) Usina Termelétrica Jacuí

Em 12.03.1999 a Companhia, cumprindo exigências do Edital de Privatização, comunicou à ANEEL a sua intenção de concluir a obra da UTE Jacuí, tendo recebido em resposta formal, a informação de que aquela Agência julgou adequado o cumprimento pela Companhia das disposições no referido Edital. A Administração da Companhia está envidando todos os esforços no sentido de definir com o Órgão Regulador, os aspectos de comercialização da energia gerada.

Paralelamente, desenvolvem-se as atividades de seleção de empresas para conclusão da obra, suprimento de combustível, financiamento e atualização de estudos ambientais.

d) Capacidade de recuperação através de operações futuras

A Companhia, com base em projeções de fluxo futuro de caixa descontado a valor presente, elaboradas internamente, avaliou que alguns ativos integrantes de seu parque gerador não serão recuperados pelas suas operações futuras, se considerados isoladamente. No entanto, a Administração da Companhia entende que esses ativos, no conjunto, produzirão fluxo de caixa positivo.

e) Apropriação dos encargos financeiros e efeitos inflacionários

Os encargos financeiros e efeitos inflacionários vinculados a empréstimos e financiamentos, foram reconhecidos da seguinte forma, em consonância com a Instrução Geral nº 36 do Plano de Contas do Serviço Público de Energia Elétrica e com a Instrução CVM nº 193, de 11.07.1996:

	Controladora	
	30.06.2000	**30.06.1999**
Encargos financeiros		
Apropriados no Resultado	62.883	60.298
Transferidos para as Imobilizações em Curso	(11.423)	(10.317)
	51.460	**49.981**
Efeitos inflacionários		
Apropriados no Resultado	(11.059)	198.921
Transferidos para as Imobilizações em Curso	(45)	(623)
	(11.104)	**198.298**

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f) Indisponibilidade dos bens

De acordo com os artigos 63 e 64 do Decreto n° 41.019, de 26 de fevereiro de 1957, os bens e instalações utilizados na produção, transmissão, distribuição, inclusive comercialização de energia elétrica, são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Órgão Regulador.

g) Bens da União utilizados pela Companhia

A Companhia exerce a posse e opera a Usina Termelétrica Alegrete, composta de duas unidades geradoras com capacidade total de 66 MW e uma vila residencial com 15 casas, localizada no município de Alegrete – RS, de titularidade da União e cedida em regime especial de utilização.

NOTA 11 – ATIVO DIFERIDO

a) Composição

	Controladora	
	30.06.2000	**31.03.2000**
Custos		
Implantação do Sistema de Gestão Empresarial - ORACLE	2.696	2.696
Instalação da nova Sede Social	506	477
	3.202	**3.173**
(-) Amortização Acumulada	**(242)**	**(90)**
	2.960	**3.083**

b) Prazos de amortização

Os custos com a implantação do Sistema de Gestão Empresarial estão sendo amortizados em 5 anos e os relacionados à instalação da nova Sede Social, com base no contrato de locação de 3 anos.

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NOTA 12 - EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	Controladora				Consolidado			
	30.06.2000		31.03.2000		30.06.2000		31.03.2000	
	Principal e encargos		Principal e encargos		Principal e encargos		Principal e encargos	
	Circulante	Longo prazo	Circulante	Longo prazo	Circulante	Longo prazo	Circulante	Longo prazo
Moeda Estrangeira								
Secr.Tes. Nac.	34.958	481.811	43.252	484.422	34.958	481.811	43.252	484.422
Inst.financeiras	131.376	115.504	40.924	113.996	131.376	115.504	40.924	113.996
	166.334	**597.315**	**84.176**	**598.418**	**166.334**	**597.315**	**84.176**	**598.418**
Moeda Nacional								
ELETROBRÁS	32.528	484.074	29.896	487.818	32.528	484.074	29.896	487.818
Fornecedores	15.832	9.246	15.379	12.826	15.832	9.246	15.379	12.826
Fundação ELOS	6.427	66.348	6.294	67.060	6.427	66.348	6.294	67.060
Inst.financeiras	-	-	-	-	-	15.114	-	-
	54.787	**559.668**	**51.569**	**567.704**	**54.787**	**574.782**	**51.569**	**567.704**
	221.121	**1.156.983**	**135.745**	**1.166.122**	**221.121**	**1.172.097**	**135.745**	**1.166.122**

O valor de R$ 15.114 na composição da dívida em moeda nacional (consolidado), refere-se ao Contrato de Financiamento Mediante Abertura de Crédito n° 98.2.654.3.3 assinado em 5 de abril de 2000 pela controlada Companhia Energética Meridional – CEM e o Banco Nacional de Desenvolvimento Econômico e Social – BNDES, em substituição ao saldo de 10.227 debêntures não subscritas nem integralizadas, do contrato 98.2.654.3.1, canceladas através da Assembléia Geral Extraordinária da CEM, realizada em 10.01.2000, devido ao encerramento do prazo de distribuição, em 03.01.2000. O novo contrato de financiamento tem as seguintes características:
Total do crédito: R$ 114.000 referidos a 03.01.2000
Juros: TJLP mais 4% a.a.
Vencimento dos juros: trimestral
Prazo para utilização do crédito: 36 meses a contar da data de assinatura do contrato
Amortização: 117 parcelas mensais com início em 15.08.2003

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04.01 - NOTAS EXPLICATIVAS

b) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:


Dívida Externa em Junho de 2000
159.430
21%
Euro
80.003
10%
Libra
Esterlina
84.020
11%
Marco
Alemão
440.196
58%
Dólar
Norte
Americano


Dívida Externa em Março de 2000
85.490
12%
Libra
Esterlina
69.427
10%
Euro
87.304
13%
Marco
Alemão
440.373
65%
Dólar
Norte
Americano

c) Mutação no trimestre

	Controladora
Circulante	
Saldo em 31.03.2000	**135.745**
Pagamentos	(57.954)
Transferências do longo prazo	114.411
Reescalonamento (longo prazo)	(4.885)
Encargos gerados no trimestre	31.784
Variações monetárias geradas no trimestre	2.020
Saldo em 30.06.2000	**221.121**

	Controladora	Consolidado
Exigível a Longo Prazo		
Saldo em 31.03.2000	**1.166.122**	**1.166.122**
Novos Financiamentos	88.338	103.338
Transferências para o circulante	(114.411)	(114.411)
Transferências do circulante	4.885	4.885
Encargos gerados no trimestre	(987)	(873)
Variações monetárias geradas no trimestre	13.036	13.036
Saldo em 30.06.2000	**1.156.983**	**1.172.097**

04.01 - NOTAS EXPLICATIVAS

d) No consolidado, os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:


Perfil da Dívida
700.000
600.000
500.000
400.000
300.000
200.000
100.000
0
64.731
92.638
86.411
85.726
96.536
94.901
122.631
119.552
132.135
128.991
669.653
644.314
2001
2002
2003
2004
2005
Após 2005 até 2024
Junho/00
Março/00

e) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Na controladora

Mercado interno

Taxas fixas de 6,00% a 12,00% a.a. (6,00% a 12,00% a.a., no 1° trimestre)
Taxas flutuantes: não aplicável

Mercado externo

Taxas fixas de 3,00% a 12,50% a.a. (3,00% a 12,50% a.a., no 1° trimestre)
Taxas flutuantes de 3,82% a 11,47% a.a. (3,12% a 10,78% a.a., no 1° trimestre)

A taxa média ponderada no período foi de:

Mercado Interno: 8,88% a.a. (8,73% a.a., no 1° trimestre)
Mercado Externo: 7,05% a.a. (6,88% a.a., no 1° trimestre)

No Consolidado

Mercado interno

Taxas fixas de 6,00% a 12,00% a.a.
Taxas flutuantes: 15% a.a.

A taxa média ponderada no período foi de:

Mercado Interno: 9,73% a.a.
Mercado Externo: 7,05% a.a.

NOTA 13 – CONCESSÕES A PAGAR (CONSOLIDADO)

A Companhia Energética Meridional – CEM pagará à UNIÃO pela outorga da concessão para exploração do potencial de energia hidráulica do aproveitamento hidrelétrico Cana Brava, os valores abaixo indicados, em parcelas mensais equivalentes a 1/12 (um doze avos) dos respectivos valores de pagamento anual, com atualização baseada na variação anual do Índice Geral de Preços – Mercado – IGP-M:

Ano	**Anual**	**Total**
1°	1	1
2° ao 6°	-	-
7° ao 25°	680	12.920
26° ao 35°	61.280	612.800
		625.721

O fluxo de pagamento acima está previsto na Cláusula Sexta do Contrato de Concessão. Buscando refletir adequadamente, no patrimônio, a outorga da concessão e a respectiva obrigação perante à União, a CEM registrou o seu valor no ativo intangível e no passivo exigível a longo prazo.

Considerando que os valores contratuais estão a preços futuros, a CEM procedeu ao seu ajuste a valor presente com base na taxa de desconto de 10% a.a., prevista no Edital de Concorrência n° 04/97 para a licitação da referida concessão. Desta forma os valores presentes apresentados nas Informações Trimestrais são de R$ 52.353 em 30.06.2000 e de R$ 51.121 em 31.03.2000.

NOTA 14 – DEBÊNTURES (CONSOLIDADO)

A Companhia Energética Meridional – CEM obteve aprovação em Assembléia Geral realizada em 30.12.1998, para a emissão pública de 18.000 debêntures não conversíveis em ações, no valor unitário de R$ 10.000,00 referidos a 01.04.1998.

Em 19 de maio de 1999 a CEM assinou com o Banco Nacional de Desenvolvimento Econômico e Social – BNDES, o Contrato de Subscrição e Integralização de Debêntures n° 98.2.654.3.1, tendo sido subscritas e integralizadas, no período de maio a dezembro de 1999, o montante de 7.773 debêntures, no valor total de R$ 88.930.

As debêntures são remuneradas com base na TJLP mais 4% a.a., com pagamento dos juros semestralmente, no período de 01.10.1999 até 01.04.2013.

04.01 - NOTAS EXPLICATIVAS

O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao valor nominal das debêntures.

A amortização do valor nominal das debêntures terá início em 01.10.2003 com vencimento final em 01.04.2013, e ocorrerá semestralmente com base em programação de amortização crescente que varia de 3,0625%, na primeira amortização, a 7,5737% na última parcela, com vencimento em 01.04.2013.

Conforme mencionado na Nota 12, o saldo de 10.227 debêntures não subscritas foi cancelado por deliberação da AGE realizada em 10.01.2000. Por outro lado, a CEM firmou contrato com o BNDES, em 05.04.2000, viabilizando uma linha de crédito de R$ 114.000, referidos a 03.01.2000.

NOTA 15 - TRIBUTOS E CONTRIBUIÇÕES SOCIAIS

Composição do saldo atual:

	Controladora					Consolidado				
	30.06.2000			31.03.2000		30.06.2000			31.03.2000	
	Parcelas vincendas	Circulante	Longo prazo	Parcelas vincendas	Total	Parcelas vincendas	Circulante	Longo prazo	Parcelas vincendas	Total
Contribuição Social										
Corrente	-	1.319	-	-	1.900	-	1.319	-	-	1.900
Imp.Renda Pessoa Jurídica										
Parcelamento em 120 meses	47	1.003	2.925	50	4.105	47	1.003	2.925	50	4.105
Corrente	-	998	-	-	5.198	-	998	-	-	5.198
		2.001	2.925		9.303		2.001	2.925		9.303
COFINS										
Parcelamento em 120 meses	47	5.907	17.228	50	24.185	47	5.907	17.228	50	24.185
Parcelamento em 72 meses	52	11.400	38.000	55	50.532	52	11.400	38.000	55	50.532
Corrente	-	9.597	-	-	10.110	-	9.599	-	-	10.114
		26.904	55.228		84.827		26.906	55.228		84.831
PIS/PASEP										
Parcelamento em 72 meses	52	292	973	55	1.293	52	292	973	55	1.293
Corrente	-	527	-	-	639	-	527	-	-	640
		819	973		1.932		819	973		1.933
INSS										
Parcelamento em 240 meses	152	837	9.771	155	10.717	152	837	9.771	155	10.717
Parcelamento em 96 meses	51	306	993	54	1.369	51	306	993	54	1.369
Corrente	-	719	-	-	594	-	725	-	-	603
		1.862	10.764		12.680		1.868	10.764		12.689
Outros	-	2.315	-	-	2.325	-	2.332	-	-	2.331
		35.220	69.890		112.967		35.245	69.890		112.987

NOTA 16 – PROVISÕES - FUNDAÇÃO ELOS

	Controladora			
	30.06.2000		31.03.2000	
	Circulante	Longo prazo	Circulante	Longo prazo
Despesas administrativas	17.119	-	16.257	-
Complementação aposentadoria - SB 40	23.904	60.990	23.461	66.895
Contribuição suplementar	1.392	-	1.216	-
	42.415	60.990	40.934	66.895

A rubrica "Complementação aposentadoria - SB 40" refere-se a conversão de aposentadorias especiais em aposentadorias por tempo de serviço.

NOTA 17 – PROVISÕES – OUTRAS

	Controladora			
	30.06.2000		31.03.2000	
	Circulante	Longo prazo	Circulante	Longo prazo
Programa de reestruturação (1)	1.496	-	4.564	-
Provisão para grandes manutenções (2)	8.637	7.945	12.161	6.283
Outras	171	-	230	-
	10.304	7.945	16.955	6.283

1. Os valores apresentados sob o título de "Programa de reestruturação" referem-se ao saldo da provisão constituída em 1999 e se destinam à cobertura de custos futuros com empregados que aderiram ao Programa de Demissão Incentivada na data limite de 30.04.2000.

2. Os valores provisionados sob o título "Provisão para Grandes Manutenções" referem-se à estimativa dos gastos necessários à preservação das condições de operação do parque gerador, efetuada com base em plano executivo de manutenções programadas.

NOTA 18 - PROVISÕES PARA CONTINGÊNCIAS

As provisões para contingências contemplam todos os riscos trabalhistas, tributários e cíveis que são de conhecimento da Companhia, cujos valores são estimados pelo órgão jurídico e encontram-se atualizados até 30.06.2000 pelos índices utilizados pelo poder judiciário.

NOTA 19 - OBRIGAÇÕES ESPECIAIS

	Controladora	
	30.06.2000	**31.03.2000**
Doações e subvenções destinadas a investimentos	47.880	47.880
Reversão e amortização	2.230	2.230
Participação da União	3.758	3.758
Outras	2.639	2.639
	56.507	**56.507**

Em virtude de sua natureza, estas contas não representam obrigações financeiras efetivas e, desta forma, não devem ser incluídas como exigibilidades, para fins de determinação de indicadores econômico-financeiros.

NOTA 20 - PATRIMÔNIO LÍQUIDO

a) Capital social autorizado

A Companhia está autorizada a aumentar o seu capital social até o limite de R$ 4.500.000, independentemente de reforma estatutária.

b) Capital social subscrito e integralizado

O capital social, no valor de R$ 2.085.977, está representado por 539.091.216.176 ações, sendo 454.100.458.846 ações ordinárias, 73.460.000 ações preferenciais da classe A e 84.917.297.330 ações preferenciais da classe B, todas sem valor nominal. O valor patrimonial da ação por lote de mil, em 30 de junho de 2000 é de R$ 4,30 (R$ 4,22 em 31.03.2000).

As ações preferenciais não garantem direito a voto e não são conversíveis em ações ordinárias; entretanto, gozam de prioridade no reembolso do capital e na distribuição de dividendos, às taxas anuais de 8,00%, no caso de ações de classe "A" e de 6,00%, para as de classe "B", calculadas sobre o capital social das respectivas classes de ações.

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04.01 - NOTAS EXPLICATIVAS

O quadro societário da Companhia, em 30.06.2000, está assim constituído:


Participação no Capital Total
BNDESPAR
2,44%
OUTROS
21,54%
TRACTEBEL SUL
70,53%
FND
0,44%
UNIÃO
5,05%


Participação no Capital Votante (Ações Ordinárias)
BNDESPAR
0,92%
OUTROS
15,67%
FND
0,52%
UNIÃO
5,62%
TRACTEBEL SUL
77,27%


Ações Preferenciais
TRACTEBEL SUL
34,52%
UNIÃO
2,00%
OUTROS
52,89%
BNDESPAR
10,59%

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b) Reservas e Lucros Acumulados

	Controladora	
	30.06.2000	**31.03.2000**
Reservas de Capital		
Remuneração de bens e direitos constituídos com capital próprio	91.695	91.695
Recursos Destinados a Aumento de Capital	33.906	-
	125.601	**91.695**
Reservas de Lucros		
Reserva legal	381	381
Reserva de retenção de lucros	5.437	5.437
	5.818	**5.818**
Lucros Acumulados	**100.766**	**93.596**

No mês de junho a Companhia recebeu recursos da Tractebel Sul Ltda no valor de R$ 33.906, que, de acordo com o contrato celebrado entre as partes em 20.06.2000, será utilizado exclusivamente para aumento de capital.

NOTA 21 - ENTIDADE FECHADA DE PREVIDÊNCIA PRIVADA

A Companhia é patrocinadora da Fundação Eletrosul de Previdência e Assistência Social - ELOS, entidade sem fins lucrativos que tem como objetivo básico a complementação de aposentadoria aos seus empregados. A Fundação adota o plano do tipo benefício definido, com regime financeiro de capitalização.

A contribuição da Companhia corresponde a duas vezes a contribuição de seus empregados. Contribui, ainda, com 1,2% sobre a folha de salários, com o objetivo de amortizar as reservas da Fundação, em consonância com o plano de custeio e cálculos atuariais. A contribuição relativa ao 2° semestre de 2000 foi de R$ 2.148 (R$ 2.130 no 2° semestre de 1999).

As despesas administrativas da Fundação estão contempladas no capítulo de custeio do seu regulamento do Plano de Benefícios e são de responsabilidade das patrocinadoras, não podendo exceder a 15% do total das receitas previdenciais.

Conforme prevê o Regulamento do Plano de Benefícios da Fundação, a Companhia é responsável pelo ônus decorrente da conversão de aposentadorias especiais em aposentadorias por tempo de serviço, concernentes aos seus empregados e aqueles que se encontravam em benefício na data da cisão da ELETROSUL. O montante desse compromisso encontra-se provisionado sob o título de "complementação de aposentadoria - SB 40" (Ver Nota 16).

Com base na posição das reservas matemáticas recorrentes para 30 de junho de 2000, a Fundação ELOS apresentou superávit técnico de R$ 70.601, relativamente às reservas matemáticas de responsabilidade da Companhia, demonstradas a seguir:

	Controladora	
	30.06.2000	**31.03.2000**
Reservas técnicas	**531.259**	**519.675**
Reservas matemáticas		
Beneficios concedidos	399.060	400.887
Benefícios a conceder	75.852	73.988
Reservas a amortizar	(14.254)	(14.313)
	460.658	**460.562**
Superavit técnico		
Reserva de contingência	**70.601**	**59.113**

NOTA 22 - INSTRUMENTOS FINANCEIROS

A utilização de instrumentos financeiros, pela companhia, tem como objetivo proteger seus ativos e passivos, minimizando a exposição a riscos de mercado, principalmente no que diz respeito às oscilações de taxas de juros, índices de preços e moedas.

Estes riscos são monitorados pelo Comitê de Gestão Financeira, que periodicamente avalia a exposição da Companhia e propõe estratégias operacionais, sistema de controle, limites de posição e limites de crédito com os demais parceiros do mercado.

A situação dos instrumentos financeiros, está devidamente explicitada nas Notas 5 e 12.

NOTA 23 - EVENTOS SUBSEQÜENTES

1. Em 1° de julho de 2000, a primeira unidade da Usina Hidrelétrica Itá com potência instalada de 290MW, entrou em operação comercial.

2. Conforme Contrato de Operação e Manutenção da UHE Itá, a partir do mês de julho de 2000, a Companhia prestará serviços de operação, manutenção e fornecimentos suplementares para a UHE Itá. Tais serviços serão faturados contra a coligada Itá Energética S.A. – ITASA pelo valor aproximado de R$ 500 por mês.

04.01 - NOTAS EXPLICATIVAS

3. No transcorrer do mês de julho, a Companhia concedeu recursos à Companhia Energética Meridional – CEM, no valor de R$ 15.638, que será utilizado exclusivamente para aumento de capital naquela controlada.

4. Reajuste tarifário de 1,35%, com vigência a partir de 13.07.2000, conforme Resolução ANEEL n° 270, de 12.07.2000, para cobertura da elevação da alíquota da COFINS, de 2% para 3%.

Conselho de Administração

Maurício Stolle Bähr (Presidente)
Wim Heyselberghs
Christian Biebuyck
Victor-Frank de Paula Rosa Paranhos
Eric DeMuynck
Manoel Arlindo Zaroni Torres
Luiz Antônio Barbosa

Diretoria Executiva

Manoel Arlindo Zaroni Torres
Diretor Presidente

Laércio Dias
Diretor Administrativo e Financeiro e de Relações com Investidores

José Carlos Cauduro Minuzzo
Diretor de Produção de Energia

Gil de Methódio Maranhão Neto
Diretor de Desenvolvimento de Negócios

Roberto Dorval Quadros
Diretor de Implantação de Projetos

Departamento de Contabilidade

Waltamir Barreiros
Contador – CRC SC 008283/O-8

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05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

A evolução do resultado do trimestre, ao longo dos meses de sua formação, é a seguir demonstrada:

	2000				1999
Descrição	Abril	Maio	Junho	Total	2º Trim. (reclassificado)
Receita Bruta	**78.746**	**80.437**	**80.101**	**239.284**	**189.484**
Suprimento de Energia Elétrica	56.378	55.251	53.703	165.332	131.064
Subvenção Combustível - CCC	20.729	24.819	26.213	71.761	57.198
Outras Receitas	1.639	367	185	2.191	1.222
Deduções da Receita Bruta	**(2.878)**	**(2.939)**	**(2.928)**	**(8.745)**	**(6.918)**
Impostos e Contrib.sobre a Receita	(2.878)	(2.939)	(2.928)	(8.745)	(6.918)
Receita Líquida	**75.868**	**77.498**	**77.173**	**230.539**	**182.566**
Custo dos Produtos Vendidos	(39.811)	(45.207)	(76.201)	(161.219)	(109.956)
Resultado Bruto	**36.057**	**32.291**	**972**	**69.320**	**72.610**
Despesas Operacionais	**(25.256)**	**(23.150)**	**(8.085)**	**(56.491)**	**(54.781)**
Com Vendas	(278)	(278)	(278)	(834)	(834)
Gerais e Administrativas	(1.963)	(4.015)	(5.021)	(10.999)	(10.298)
Financeiras Líquidas	(23.015)	(18.857)	(2.786)	(44.658)	(43.649)
Resultado Operacional	**10.801**	**9.141**	**(7.113)**	**12.829**	**17.829**
Resultado Não Operacional	(136)	(60)	(131)	(327)	(732)
Resultado Antes dos Tributos	**10.665**	**9.081**	**(7.244)**	**12.502**	**17.097**
Imposto de Renda	(2.856)	(2.515)	1.392	(3.979)	(5.259)
Contribuição Social	(1.026)	(906)	579	(1.353)	(1.680)
Lucro do Trimestre	**6.783**	**5.660**	**(5.273)**	**7.170**	**10.158**

Para efeito de comparabilidade, está sendo reclassificado, no 2º trimestre de 1999, o valor de R$ 2.126 relativo a rubrica de Uso de Bem Público – UBP, de Deduções da Receita Bruta para Custo de Bens e/ou Serviços Vendidos.

3.01.01 – Suprimento de Energia Elétrica

O aumento verificado neste trimestre, em relação a igual período de 1999, refere-se basicamente a:

- reajuste tarifário de 12,78%, com vigência a partir de 06.09.1999, conforme Resolução ANEEL nº 264, de 03.09.99;

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

- reajuste tarifário adicional de 2,63%, com vigência a partir de 01.06.2000, conforme Resolução ANEEL nº 170, de 31.05.2000, para cobertura dos custos de construção da UTE William Arjona;
- incremento de aproximadamente 12% na venda de energia.

A energia de curto prazo referente ao período de janeiro a junho de 2000, inclusive a produção da UHE Itá, não foram contabilizadas em virtude da ASMAE não tê-las divulgadas até a data em que este relatório foi conluído.

Geração bruta de energia elétrica

a) Geração hidráulica

GERAÇÃO HIDRÁULICA BRUTA						
VALORES EM MWh					% VARIAÇÃO	
USINA	2º TRIM/00	ACUMULADO JUN/00	2º TRIM/99	ACUMULADO JUN/99	2º TRIM	ACUM. JUN
UHE Passo Fundo	176.820	528.075	139.628	341.386	26,64	54,69
UHE Salto Osório	1.025.533	2.061.614	1.356.968	2.615.304	(24,42)	(21,17)
UHE Salto Santiago	1.431.786	2.847.684	2.006.187	3.895.778	(28,63)	(26,90)
UHE Itá (operação experimental)	34.609	34.609	-	-	-	-
Total	**2.668.748**	**5.471.982**	**3.502.783**	**6.852.468**	**(23,81)**	**(20,15)**

b) Geração térmica

GERAÇÃO TÉRMICA BRUTA						
VALORES EM MWh					% VARIAÇÃO	
USINA	2º TRIM/00	ACUMULADO JUN/00	2º TRIM/99	ACUMULADO JUN/99	2º TRIM	ACUM. JUN
UTE Alegrete	56.116	114.863	9.994	23.433	461,50	390,18
UTE Charqueadas	91.062	179.987	62.613	129.601	45,44	38,88
UTE Jorge Lacerda - A-B-C	1.402.126	2.842.056	1.332.068	2.533.400	5,26	12,18
UTE Arjona	6.569	11.076	-	-	-	-
Total	**1.555.873**	**3.147.982**	**1.404.675**	**2.686.434**	**10,76**	**17,18**

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05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Demonstrativo do faturamento de energia elétrica

a) Energia e demanda

DEMONSTRATIVO DO FATURAMENTO DE ENERGIA ELÉTRICA												
EMPRESA	2° TRIM/00		ACUMULADO JUN/00		2° TRIM/99		ACUMULADO JUN/99		% VARIAÇÃO 2° TRIM		% VARIAÇÃO ACUM.JUN	
	ENERGIA (MWh)	DEMANDA (MW)	ENERGIA (MWh)	DEMANDA (MW)	ENERGIA (MWh)	DEMANDA (MW)	ENERGIA (MWh)	DEMANDA (MW)	ENER.	DEM.	ENER.	DEM.
AES SUL	768.146	1.504	1.676.172	3.061	808.307	1.388	1.738.053	2.806	(4,97)	8,36	(3,56)	9,09
CEEE	281.096	909	784.696	1.837	306.769	788	638.321	1.614	(8,37)	15,36	22,93	13,82
CELESC	2.266.189	4.992	4.542.908	9.752	2.094.705	4.357	4.145.495	8.535	8,19	14,57	9,59	14,26
ENERSUL	521.338	1.187	1.056.618	2.267	459.040	1.014	924.548	1.922	13,57	17,06	14,28	17,95
FURNAS	664.928	-	804.175	-	284.124	-	714.848	-	134,03	-	12,50	-
RGE	674.265	1.830	1.328.244	3.426	693.752	1.643	1.342.774	3.083	(2,81)	11,38	(1,08)	11,13
TOTAL	**5.175.962**	**10.422**	**10.192.813**	**20.343**	**4.646.697**	**9.190**	**9.504.039**	**17.960**	**11,39**	**13,41**	**7,25**	**13,27**

b) Energia contratual e de curto prazo transacionada no MAE

DEMONSTRATIVO DO FATURAMENTO DE ENERGIA ELÉTRICA - R$ MIL										
EMPRESA	2° TRIM/00			ACUM. JUN/00	2° TRIM/99			ACUM. JUN/99	% VARIAÇÃO	
	CONTRATO	CURTO PRAZO	TOTAL		CONTRATO	CURTO PRAZO	TOTAL		2° TRIM	ACUM. JUN
AES SUL	28.619	(47)	28.572	62.429	26.073	13	26.086	55.688	9,53	12,10
CEEE	11.680	(2)	11.678	30.730	10.741	54	10.795	22.327	8,18	37,64
CELESC	65.986	(48)	65.938	131.890	53.216	(14)	53.202	105.128	23,94	25,46
ENERSUL	14.757	(3)	14.754	29.553	11.382	(4)	11.378	22.731	29,67	30,01
FURNAS	21.049	(427)	20.622	34.541	7.933	321	8.254	20.332	149,84	69,88
RGE	24.243	-	24.243	47.171	21.471	(3)	21.468	41.354	12,93	14,07
OUTRAS	-	(475)	(475)	10.502	-	(119)	(119)	(639)	299,16	(1.743,51)
Total	**166.334**	**(1.002)**	**165.332**	**346.816**	**130.816**	**248**	**131.064**	**266.921**	**26,15**	**29,93**

3.04 – Custo de Bens e/ou Serviços Vendidos


75.000
70.000
65.000
60.000
55.000
50.000
45.000
40.000
35.000
30.000
25.000
20.000
15.000
10.000
5.000
0
9.657
9.262
73.097
57.198
3.138
4.619
32.509
32.840
31.399
0
11.419
6.037
PESSOAL
COMBUSTÍVEIS FÓSSEIS
ROYALTIES
DEPRECIAÇÃO E AMORTIZAÇÃO
COMPRA ENERGIA
OUTROS
2° TRIM/00
2° TRIM/99

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05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

3.04.04/05 – Combustíveis Fósseis

O incremento nesta rubrica, em relação a igual período de 1999, deve-se ao maior consumo de combustíveis, decorrente do regime de operação das usinas térmicas, conforme determinação do Operador Nacional do Sistema Elétrico – ONS. Os combustíveis, exceto para a UTE William Arjona, são cobertos pela Conta de Consumo de Combustível – CCC, cuja subvenção é registrada na conta 3.01.02 da Demonstração do Resultado.

3.04.08 – Energia Comprada para Revenda

Esta rubrica contempla o valor de R$ 25.659 referente à contabilização da energia adquirida da Companhia de Interconexão Energética – CIEN.

3.06.02 – Gerais e Administrativas


16.000
14.000
12.000
10.000
8.000
6.000
4.000
2.000
0
(2.000)
(4.000)
(6.000)
(8.000)
(10.000)
(12.000)
(14.000)
(16.000)
9.353
14.649
2.032
1.481
1.049
2.219
(9.239)
(14.328)
7.804
6.277
PESSOAL
SERV.TERC.
PROVISÕES OPERAC.
SÕES AC.
OUTROS
2° TRIM/00
2° TRIM/99

3.06.02.01 – Pessoal

A variação apresentada nesta rubrica em relação a igual período de 1999, refere-se, basicamente, a gastos relativos ao desligamento de empregados que aderiram ao Programa de Demissão Incentivada no 2° trimestre de 1999. Considerando que tais gastos foram previamente provisionados, a realização da despesa ensejou a reversão da provisão, de mesmo valor, sem, portanto, afetar o resultado líquido.

3.06.02.04 – Reversão de Provisões Operacionais

Neste trimestre foram efetuadas reversões de provisões operacionais no montante de R$ 9.239, referente a realização das provisões constituídas, que no momento do pagamento são apropriadas nas devidas naturezas das despesas.

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05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

3.06.03 – Financeiras

O comportamento da cesta de moedas estrangeiras e a respectiva média ponderada, calculada proporcionalmente ao montante das dívidas em cada uma das moedas, pertinentes aos contratos que afetam o resultado, está demonstrado a seguir:


Variação % das Moedas
5,00
4,00
3,00
2,00
1,00
0,00
(1,00)
(2,00)
(3,00)
3,01
2,76
2,71
(1,22)
(1,89)
0,61
2,71
2,36
1,71
US$
DM
L
EUR
média ponderada
2° Trim/00
2° Trim/99

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2000	4 - 31/03/2000
1	Ativo Total	4.457.097	4.289.818
1.01	Ativo Circulante	197.469	194.038
1.01.01	Disponibilidades	481	258
1.01.02	Créditos	116.719	129.014
1.01.02.01	Concessionárias	88.675	93.580
1.01.02.02	Títulos e Valores Mobiliários	28.018	35.411
1.01.02.03	Outros	26	23
1.01.03	Estoques	6.841	5.414
1.01.04	Outros	73.428	59.352
1.01.04.01	Créditos da Cta Cons. Combustível - CCC	24.527	22.310
1.01.04.02	Tributos e Contrib. Sociais a Recuperar	11.247	4.803
1.01.04.03	Alienações, Desativ., Serv.e Disp.Reemb.	9.458	9.470
1.01.04.04	Concessões Licitadas	18.968	18.230
1.01.04.05	Despesas Pagas Antecipadamente	665	725
1.01.04.06	Outros	8.563	3.814
1.02	Ativo Realizável a Longo Prazo	243.325	247.482
1.02.01	Créditos Diversos	0	0
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	243.325	247.482
1.02.03.01	Concessões a Licitar	2.778	2.713
1.02.03.02	Depósitos Vinculados a Litígios	12.733	9.116
1.02.03.03	Títulos e Valores Mobiliários	5.007	4.512
1.02.03.04	Créditos Fiscais Diferidos	213.405	217.556
1.02.03.05	Tributos e Contrib. Sociais a Recuperar	5.929	10.797
1.02.03.06	Outros	3.473	2.788
1.03	Ativo Permanente	4.016.303	3.848.298
1.03.01	Investimentos	145.918	17.055
1.03.01.01	Participações em Coligadas	128.909	0
1.03.01.02	Participações em Controladas	4.113	3.213
1.03.01.03	Outros Investimentos	12.896	13.842
1.03.01.03.01	Bens e Direitos p/Uso Futuro - Terrenos	1.633	1.683
1.03.01.03.02	Outros	11.263	12.159
1.03.02	Imobilizado	3.864.297	3.825.377
1.03.03	Diferido	6.088	5.866

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CODIGO	2 - DESCRIÇÃO	3 - 30/06/2000	4 - 31/03/2000
2	Passivo Total	4.457.097	4.289.818
2.01	Passivo Circulante	435.613	320.524
2.01.01	Empréstimos e Financiamentos	221.121	135.745
2.01.02	Debêntures	2.334	0
2.01.02.01	Encargos de Debêntures	2.334	0
2.01.03	Fornecedores	87.588	51.076
2.01.04	Impostos, Taxas e Contribuições	35.245	40.016
2.01.05	Dividendos a Pagar	89	89
2.01.06	Provisões	58.855	62.759
2.01.06.01	Fundação ELOS	42.415	40.934
2.01.06.02	Trabalhistas	6.136	4.870
2.01.06.03	Outras	10.304	16.955
2.01.07	Dívidas com Pessoas Ligadas	4.892	9.358
2.01.08	Outros	25.489	21.481
2.01.08.01	Partic.Empregados Lucros ou Resultados	0	2.300
2.01.08.02	Reserva Global de Reversão	1.649	6.932
2.01.08.03	Compensação Financ.p/Utiliz.Rec.Hídricos	2.305	2.444
2.01.08.04	Grupo Coord.de Oper.Interligadas - GCOI	2.314	912
2.01.08.05	Outros	19.221	8.893
2.02	Passivo Exigível a Longo Prazo	1.703.322	1.692.208
2.02.01	Empréstimos e Financiamentos	1.172.097	1.166.122
2.02.02	Debêntures	88.930	87.897
2.02.03	Provisões	258.698	257.590
2.02.03.01	Fundação ELOS	60.990	66.895
2.02.03.02	Contingências	189.763	184.412
2.02.03.03	Outras	7.945	6.283
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.04.01	Recursos Destinados a Aumento de Capital	0	0
2.02.05	Outros	183.597	180.599
2.02.05.01	Tributos e Contribuições Sociais	69.890	72.971
2.02.05.02	Concessões a Pagar	52.353	51.121
2.02.05.03	Reserva Global de Reversão	4.847	0
2.02.05.04	Obrigações Especiais	56.507	56.507
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	0	0
2.05	Patrimônio Líquido	2.318.162	2.277.086
2.05.01	Capital Social Realizado	2.085.977	2.085.977
2.05.02	Reservas de Capital	125.601	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2000	4 - 31/03/2000
2.05.04	Reservas de Lucro	5.818	5.818
2.05.04.01	Legal	0	0
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuidos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuizos Acumulados	100.766	93.596

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1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2000 a 30/06/2000	4 - 01/01/2000 a 30/06/2000	5 - 01/04/1999 a 30/06/1999	6 - 01/01/1999 a 30/06/1999
3.01	Receita Bruta de Vendas e/ou Serviços	239.284	491.834	189.484	374.743
3.01.01	Suprimento de Energia Elétrica	165.332	346.816	131.064	266.921
3.01.02	Subvenção Combustível - CCC	71.761	142.211	57.198	106.532
3.01.03	Outras	2.191	2.807	1.222	1.290
3.02	Deduções da Receita Bruta	(8.745)	(17.918)	(6.918)	(12.641)
3.02.01	Imposto e Contribuições	(8.745)	(17.918)	(6.918)	(12.641)
3.03	Receita Líquida de Vendas e/ou Serviços	230.539	473.916	182.566	362.102
3.04	Custo de Bens e/ou Serviços Vendidos	(161.219)	(291.550)	(109.956)	(211.358)
3.05	Resultado Bruto	69.320	182.366	72.610	150.744
3.06	Despesas/Receitas Operacionais	(56.491)	(72.262)	(54.781)	(281.819)
3.06.01	Com Vendas	(834)	(1.667)	(834)	(1.667)
3.06.02	Gerais e Administrativas	(10.999)	(18.094)	(10.298)	(19.718)
3.06.03	Financeiras	(44.658)	(52.501)	(43.649)	(260.434)
3.06.03.01	Receitas Financeiras	3.015	4.596	4.058	10.113
3.06.03.02	Despesas Financeiras	(47.673)	(57.097)	(47.707)	(270.547)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	0	0	0	0
3.07	Resultado Operacional	12.829	110.104	17.829	(131.075)
3.08	Resultado Não Operacional	(327)	(307)	(732)	(1.934)
3.08.01	Receitas	(35)	34	113	223
3.08.02	Despesas	(292)	(341)	(845)	(2.157)
3.09	Resultado Antes Tributação/Participações	12.502	109.797	17.097	(133.009)
3.10	Provisão para IR e Contribuição Social	(1.182)	(8.280)	0	0
3.11	IR Diferido	(4.150)	(30.911)	(6.939)	41.421
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2000 a 30/06/2000	4 - 01/01/2000 a 30/06/2000	5 - 01/04/1999 a 30/06/1999	6 - 01/01/1999 a 30/06/1999
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.14	Participações Minoritárias	0	0	0	0
3.15	Lucro/Prejuízo do Período	7.170	70.606	10.158	(91.588)
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	539.091.216	539.091.216	539.091.216	539.091.216
	LUCRO POR AÇÃO	0,00001	0,00013	0,00002	
	PREJUÍZO POR AÇÃO				(0,00017)

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08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Não estamos comentando o desempenho consolidado, em virtude da controlada, Companhia Energética Meridional – CEM, encontrar-se em fase pré-operacional.

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

09.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1 - ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
7 - TIPO DE EMPRESA		8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Mil)		9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Mil)	
01	COMPANHIA ENERGÉTICA MERIDIONAL	02.201.268/0001-17	ABERTA CONTROLADA	99,99	3,47
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		71.010		59.010	

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15.01 - PROJETOS DE INVESTIMENTO

1. Usina Hidrelétrica de Itá

A Companhia está construindo a Usina Hidrelétrica de Itá em parceria, através de consórcio, cuja participação de cada consorciada no empreendimento é a seguinte:

Consorciada	% de Participação
Itá Energética S.A. - ITASA	60,50
Centrais Geradoras do Sul do Brasil S.A. - GERASUL	39,50

A Companhia poderá adquirir e comercializar 9% adicionais da energia atribuída à ITASA, a um custo prefixado de US$ 19/MWh.

As principais características do empreendimento são as seguintes:

- Potência nominal instalada: 1.450 MW
- Número de máquinas: 5 unidades de 290 MW
- Energia garantida: 668 MW médios
- Localização: Rio Uruguai, na fronteira dos Estados do Rio Grande do Sul e Santa Catarina
  Operação: a cargo da GERASUL, através de um contrato de prestação de serviços de operação e manutenção, firmado com as demais empresas consorciadas
- Operação Comercial:
  - Unidade 1: 30/06/2000
  - Unidade 2: 30/09/2000
  - Unidade 3: 30/01/2001
  - Unidade 4: 30/04/2001
  - Unidade 5: 30/09/2001
- Em 30/06/2000, a obra apresentava os seguintes índices de realização:
  Obras Civis: 99,60%
  Montagem eletromecânica: 89,84%
  Avanço físico global: 96,30%

Em 15 de junho de 2000, foi disponibilizado para o Operador Nacional do Sistema Elétrico – ONS, para testes pré-operacionais, a primeira unidade geradora de 290 MW, tendo entrado em operação comercial por parte do ONS, a partir da zero hora do dia 1° de julho de 2000.

- Investimentos previstos a preços de 30 de junho de 2000:

Ano	R$ Milhões
2000	19
2001	8
	27

15.01 - PROJETOS DE INVESTIMENTO

2. Usina Hidrelétrica Machadinho

Também em parceria, está sendo construída a Usina Hidrelétrica Machadinho, conforme quadro a seguir:

Consorciado	% de Participação
Alcoa Alumínio S.A	19,72
GERASUL	16,94
CELESC	12,16
Companhia Brasileira de Alumínio	9,04
S.A Indústria Votorantim	7,88
Cia. de Cimento Portland Rio Branco	7,88
Vale Sul Alumínio S.A	7,28
CEEE	4,86
Camargo Corrêa Industrial	4,63
COPEL	4,32
INEPAR	2,89
Departamento Municipal de Eletricidade - DME	2,40

As principais características da Usina Hidrelétrica Machadinho são as seguintes:

- Potência nominal instalada: 1.140 MW
- Número de máquinas: 3 unidades de 380 MW
- Energia garantida: 473 MW médios
- Localização: Rio Pelotas, no Estado do Rio Grande do Sul
- Operação: a cargo da GERASUL, conforme definido no contrato de constituição do Consórcio
- Operação Comercial:
  - Unidade 1: 31/08/2002
  - Unidade 2: 31/12/2002
  - Unidade 3: 30/04/2003
- Em 30/06/2000, a obra apresentava os seguintes índices de realização física:
  Projeto Executivo: 96,80%
  Projetos sócio-ambientais: 56,50%
  Obras civis: 66,00%
  Fornecimento de equipamentos: 37,10%
  Montagem eletromecânica: 13,40%
  Avanço físico global: 55,00%

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15.01 - PROJETOS DE INVESTIMENTO

A participação no empreendimento (16,94%) proporcionará cerca de 80 MW médios em energia garantida à Companhia, que terá também prioridade na aquisição do excedente da energia assegurada que venha a ser oferecida pelos demais parceiros consorciados. A Companhia poderá comercializar a sua participação na disponibilidade de potência e energia, inclusive a secundária, conforme as regras de comercialização do ONS e do MAE vigentes.

- Investimentos previstos correspondentes à participação da Companhia no projeto Machadinho a preços de 30 de junho de 2000:

Ano	R$ Milhões
2000	7
2001	24
2002	9
2003	2
2004	1
	43

3. Projeto relacionado ao cumprimento do Edital de Privatização

Usina Termelétrica Jacuí

A retomada das obras de Jacuí poderá ocorrer tão logo sejam viabilizados os contratos de compra de energia, os chamados PPAs – *Power Purchase Agreements*, atualmente em negociação com a ANEEL sobre os limites que devem ser praticados. O financiamento da obra já obteve do Banco Nacional de Desenvolvimento Econômico e Social – BNDES, o enquadramento do projeto. O suprimento de combustível está garantido com termo de compromisso firmado com as empresas mineradoras locais. Foram recebidas proposta de conclusão da obra, em valores compatíveis com as necessidades do plano de viabilização econômica. Em relação ao licenciamento ambiental, a Companhia está procedendo a atualização e complementação, de acordo com programação do órgão ambiental do Estado do Rio Grande do Sul.

As principais características da Usina Termelétrica Jacuí as seguintes:

- Localização: Charquedas, 50 km de Porto Alegre, RS
- Potência instalada: 357 MW
- Combustível: carvão mineral pulverizado
- Estágio: conclusão parcial: 40%
- Investimento para a conclusão: R$ 385 milhões a preços de 30 de junho de 2000
- Operação: 32 meses a partir da retomada do projeto.

15.01 - PROJETOS DE INVESTIMENTO

4. Projeto realizado por empresa Controlada

Usina Hidrelétrica Cana Brava

A Gerasul detém o controle (99,99% das ações) da Companhia Energética Meridional – CEM, uma *SPC – Special Purpose Company*, que está construindo a Usina Hidrelétrica Cana Brava, cujas características principais são as seguintes:

- Localização: Rio Tocantins, no Norte do Estado de Goiás
- Capacidade Instalada: 450 MW
- Número de máquinas: 3 unidades de 150 MW
- Energia garantida: 274 MW
- Início da obra: 31 de maio de 1999
- Geração:
  - 1ª máquina - outubro de 2002
  - 2ª máquina - novembro de 2002
  - 3ª máquina - janeiro 2003
- Avanço físico global: 31,57%, em 30.06.2000
- Operação: GERASUL, através de contrato a ser formalizado
- Financiamento: 35% BNDES; 35% BID (ainda não contratado) e 30% capital próprio
- Investimentos previstos a preços de 30 de junho de 2000:

Ano	R$ Milhões
2000	105
2001	201
2002	93
2003	3
	402

A energia produzida em Cana Brava não está vinculada aos Contratos Iniciais e, portanto, será livremente comercializada.

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16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Capacidade instalada e energia assegurada das Usinas em operação:

Parque Gerador	Capacidade Instalada MW	Energia Assegurada MW médios
Usinas Hidráulicas		
Passo Fundo	226	119
Salto Osório	1.078	522
Salto Santiago	1.420	723
Usinas Termelétricas		
Complexo Jorge Lacerda	857	666
Charqueadas	72	53
Alegrete	66	37
William Arjona	80	72
Total	**3.799**	**2.192**

Ampliação da Usina Hidrelétrica Salto Santiago

Através do Despacho nº 389, de 16.09.1999, publicado no Diário Oficial da União de 17.09.1999, a Agência Nacional de Energia Elétrica - ANEEL, autorizou à Companhia a elaborar o projeto básico de ampliação da Usina Hidrelétrica Salto Santiago com a instalação de 2 unidades de 355 MW cada, totalizando mais 710 MW de potência instalada.

Estratégia de Seguros

A Companhia possuí seguros estratégicos, do tipo "all risks", para cobertura de danos à propriedade e de perdas por interrupção de negócio, como também seguro para cobertura de perdas por responsabilidade civil.
Além destes seguros estratégicos, a Companhia possuí seguros operacionais para cobertura de riscos em transportes nacionais e internacionais, bem como seguro de vida em grupo para os seus diretores e empregados.

A controlada CEM contratou seguro com Bradesco Seguros para cobertura de todos os riscos envolvidos no projeto Cana Brava. A importância segurada foi de R$ 962.087, com vigência de 31.05.1999 a 15.01.2003 para os riscos de engenharia e 2 anos após a entrada em operação da 3ª unidade, prevista para 15.01.2003, para os danos de propriedade e interrupção de negócio.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Compromissos de Longo Prazo

A Companhia possui compromissos de longo prazo, dentre os quais se destacam:

a) Contrato de Conexão

Em conformidade com a Lei nº 9.648/98 e Decreto nº 2.655/98, estabelecendo que o acesso e uso dos sistemas de transmissão de energia elétrica sejam contratados separadamente da compra e venda de energia propriamente dita, a Companhia, em 20 de agosto de 1998, assinou o Contrato de Conexão com a Centrais Elétricas do Sul do Brasil S.A. – ELETROSUL, antiga denominação social da Empresa Transmissora de Energia Elétrica do Sul do Brasil S.A. – ELETROSUL, com vigência a partir de 1° de setembro de 1998.
A Companhia pagará, a título de encargo de conexão, o valor anual de R$ 3.334 mil estabelecido pela Resolução ANEEL n ° 262/98, de 13.08.98. Este valor será reajustado e revisado periodicamente pela ANEEL e/ou por acordo entre as partes.

b) Contrato de Uso do Sistema de Transmissão

A Companhia firmou contrato de uso do sistema de transmissão, de acordo com a Lei nº 9.648/98 e Decreto nº 2.655/98, com as Empresa Transmissora de Energia Elétrica do Sul do Brasil S.A. – ELETROSUL, garantindo o uso da Rede Básica para entrega da energia contratada.
O contrato têm vigência a partir de 1° de setembro de 1998 e os encargos decorrentes serão integralmente atribuídos às concessionárias de distribuição, conforme Resolução ANEEL nº 248, de 07 de agosto de 1998, não representando, portanto, ônus para a Companhia.

c) Contratos Iniciais de Compra e Venda de Energia

A Companhia celebrou, com base na Lei 9.648/98, artigo 10 e nas normas do GCOI, os Contratos Iniciais de Compra e Venda de Energia, os quais terão vigência até 31 de dezembro de 2005, com reajustes pela variação do IGP-M em 1° de setembro de cada ano. Através da Resolução nº 264 de 03.09.99 da ANEEL, foi homologado reajuste de 12,78% às tarifas, com vigência a partir de 06.09.99. Adicionalmente, em virtude da transferência da UTE William Arjona da ENERSUL para a GERASUL, a ANEEL homologou novas tarifas dos Contratos Iniciais, que resultou em um reajuste de 2,63%, com vigência a partir de 01.06.2000, conforme Resolução nº 170, de 31.05.2000. Os clientes, montantes de energia e demanda, tarifas e totais a faturar, por exercício, incorporando o reajuste concedido estão demonstrados a seguir:

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16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Ano - 2000 (Julho a Dezembro)

Cliente	Energia Contratada MWh	Demanda Contratada MW	Faturamento em R$ Mil	Tarifa Média R$/MWh
Centrais Elétricas de Santa Catarina S.A. - CELESC	4.592.452	9.798	137.064	29,85
Empresa Energética do Mato Grosso do Sul S.A. - ENERSUL	1.104.246	2.384	31.937	28,92
Companhia Estadual de Energia Elétrica - CEEE	234.248	1.100	10.813	46,16
AES Sul - Distribuidora Gaúcha de Energia S.A.	1.600.261	2.466	59.778	37,36
Rio Grande Energia S.A. - RGE	1.350.876	3.064	48.640	36,01
Furnas Centrais Elétricas S.A.	2.472.257	-	80.831	32,70
	11.354.340	**18.812**	**369.063**	**32,50**

Ano - 2001

Cliente	Energia Contratada MWh	Demanda Contratada MW	Faturamento em R$ Mil	Tarifa Média R$/MWh
Centrais Elétricas de Santa Catarina S.A. - CELESC	10.222.920	21.632	304.871	29,82
Empresa Energética do Mato Grosso do Sul S.A. - ENERSUL	2.470.320	5.272	71.358	28,89
Companhia Estadual de Energia Elétrica - CEEE	1.077.480	3.338	45.524	42,25
AES Sul - Distribuidora Gaúcha de Energia S.A.	3.442.680	5.739	129.677	37,67
Rio Grande Energia S.A. - RGE	2.960.880	7.291	107.903	36,44
Furnas Centrais Elétricas S.A.	4.581.480	-	149.814	32,70
	24.755.760	**43.272**	**809.147**	**32,69**

Ano - 2002

Cliente	Energia Contratada MWh	Demanda Contratada MW	Faturamento em R$ Mil	Tarifa Média R$/MWh
Centrais Elétricas de Santa Catarina S.A. - CELESC	10.222.920	21.632	304.871	29,82
Empresa Energética do Mato Grosso do Sul S.A. - ENERSUL	2.470.320	5.272	71.358	28,89
Companhia Estadual de Energia Elétrica - CEEE	1.077.480	3.338	45.524	42,25
AES Sul - Distribuidora Gaúcha de Energia S.A.	3.442.680	5.739	129.677	37,67
Rio Grande Energia S.A. - RGE	2.960.880	7.291	107.903	36,44
Furnas Centrais Elétricas S.A.	4.581.480	-	149.814	32,70
	24.755.760	**43.272**	**809.147**	**32,69**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Ano - 2003

Cliente	Energia Contratada MWh	Demanda Contratada MW	Faturamento em R$ Mil	Tarifa Média R$/MWh
Centrais Elétricas de Santa Catarina S.A. - CELESC	7.667.190	16.224	228.654	29,82
Empresa Energética do Mato Grosso do Sul S.A. - ENERSUL	1.852.740	3.954	53.518	28,89
Companhia Estadual de Energia Elétrica - CEEE	808.110	2.504	34.143	42,25
AES Sul - Distribuidora Gaúcha de Energia S.A.	2.582.010	4.304	97.258	37,67
Rio Grande Energia S.A. - RGE	2.220.660	5.468	80.927	36,44
Furnas Centrais Elétricas S.A.	3.436.110	-	112.361	32,70
	18.566.820	**32.454**	**606.861**	**32,69**

Ano - 2004

Cliente	Energia Contratada MWh	Demanda Contratada MW	Faturamento em R$ Mil	Tarifa Média R$/MWh
Centrais Elétricas de Santa Catarina S.A. - CELESC	5.125.464	10.816	152.799	29,81
Empresa Energética do Mato Grosso do Sul S.A. - ENERSUL	1.238.544	2.636	35.764	28,88
Companhia Estadual de Energia Elétrica - CEEE	540.216	1.669	22.813	42,23
AES Sul - Distribuidora Gaúcha de Energia S.A.	1.726.056	2.870	64.997	37,66
Rio Grande Energia S.A. - RGE	1.484.496	3.646	54.077	36,43
Furnas Centrais Elétricas S.A.	2.297.016	-	75.112	32,70
	12.411.792	**21.636**	**405.562**	**32,68**

Ano - 2005

Cliente	Energia Contratada MWh	Demanda Contratada MW	Faturamento em R$ Mil	Tarifa Média R$/MWh
Centrais Elétricas de Santa Catarina S.A. - CELESC	2.555.730	5.408	76.218	29,82
Empresa Energética do Mato Grosso do Sul S.A. - ENERSUL	617.580	1.318	17.839	28,89
Companhia Estadual de Energia Elétrica - CEEE	269.370	835	11.381	42,25
AES Sul - Distribuidora Gaúcha de Energia S.A.	860.670	1.435	32.419	37,67
Rio Grande Energia S.A. - RGE	740.220	1.823	26.976	36,44
Furnas Centrais Elétricas S.A.	1.145.370	-	37.454	32,70
	6.188.940	**10.818**	**202.287**	**32,69**

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16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

d) Concessão do Uso do Bem Público

A Companhia celebrou em 28 de setembro de 1998, o contrato de Concessão ANEEL nº 192/98 com a UNIÃO, por intermédio da Agência Nacional de Energia Elétrica - ANEEL. Este contrato tem por objeto regular as concessões de uso do bem público para produção e comercialização de energia elétrica, na condição de produtor independente, por meio das centrais geradoras em operação. O contrato prevê a concessão pelo prazo de 30 (trinta) anos, contados a partir da data de sua assinatura, prorrogável nas condições que forem estabelecidas a critério da ANEEL, mediante requerimento da Companhia.

A Companhia pagará pelo uso do bem público, ao longo do prazo de 5 (cinco) anos, contados a partir da assinatura do Contrato de Concessão, valores anuais, em parcelas mensais, conforme disposto na Lei nº 9.648/98 e Decreto nº 2.655/98, abaixo discriminados:

. Usina Hidrelétrica Passo Fundo	R$	748 mil
. Usina Hidrelétrica Salto Osório	R$	3.373 mil
. Usina Hidrelétrica Salto Santiago	R$	4.384 mil

Os valores estabelecidos serão reajustados anualmente pela variação do Índice Geral de Preços do Mercado - IGP-M.

e) Compra de Energia da Argentina

A Companhia firmou contrato com a CIEN – Companhia de Interconexão Energética, por um prazo de 20 anos, para a compra de 300 MW de potência firme com energia associada, para ser disponibilizada na subestação de Itá, da ELETROSUL. Os preços da potência firme e da energia associada serão reajustados a cada 12 meses, com base na variação do IGP-M verificada no período. O contrato poderá sofrer revisão na hipótese da ocorrência de variações imprevisíveis na cotação do dólar norte-americano (cotação Ptax800, opção 5, apurada pelo Banco Central). Neste caso, a revisão contratual terá que ser solicitada pelas partes ao poder concedente (ANEEL). Os preços de referência do contrato (base junho/2000) são: potência – R$ 14,23/kW/mês; energia – R$ 27,45/MWh. A energia elétrica referente a este contrato está considerada nos Contratos Iniciais.

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17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

RELATÓRIO SOBRE REVISÃO ESPECIAL

Aos Acionistas e à Administração da
Centrais Geradoras do Sul do Brasil S.A. – GERASUL
Florianópolis – SC

1. Efetuamos uma revisão especial das informações trimestrais – ITR da Centrais Geradoras do Sul do Brasil S.A. – GERASUL, compreendendo o balanço patrimonial, controladora e consolidado, de 30 de junho de 2000 e a demonstração do resultado, controladora, correspondente aos períodos de três e seis meses findos naquela data, bem como as respectivas notas explicativas, o relatório de desempenho e as informações relevantes, elaborados sob a responsabilidade de sua administração.

2. Nossa revisão foi efetuada de acordo com as normas estabelecidas pelo Instituto Brasileiro de Contadores – IBRACON em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, de: (a) indagação aos e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da Companhia quanto aos critérios adotados na elaboração das informações trimestrais; e (b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e as operações da Companhia. Considerando que esta revisão não representou um exame de acordo com as normas de auditoria, não estamos emitindo parecer sobre as referidas informações trimestrais.

3. Baseados em nossa revisão especial, não temos conhecimento de qualquer modificação relevante que deva ser feita nas informações trimestrais referidas no parágrafo 1 para que estejam de acordo com as práticas contábeis emanadas da legislação societária, aplicadas de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários especificamente aplicáveis à elaboração das informações trimestrais.

4. Conforme descrito na nota explicativa nº 10-c, a Companhia possui construções em andamento referentes ao projeto Jacuí. A Companhia, cumprindo exigências do Edital de privatização da GERASUL, oficializou junto à Agência Nacional de Energia Elétrica – ANEEL a sua decisão de permanência no empreendimento. Entretanto, a Administração da Companhia ainda está em processo de renegociação dos contratos originais com os antigos fornecedores do projeto e, portanto, não há como garantir que os valores provisionados sejam suficientes para cobrir eventuais perdas quanto aos passivos contingentes com fornecedores e outros envolvidos no projeto.

RUBRICADO PARA IDENTIFICAÇÃO
POR UM REPRESENTANTE DA
DELOITTE TOUCHE TOHMATSU
AUDITORES INDEPENDENTES
RIO DE JANEIRO

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

5. Conforme descrito na nota explicativa nº 10-d, a Companhia, baseada em projeções de fluxo futuro de caixa a valor presente, elaboradas internamente, avaliou que alguns ativos integrantes de seu parque gerador não serão recuperados pelas suas operações futuras, se considerados isoladamente. A Administração da Companhia entende que estes ativos, no conjunto, produzirão fluxo de caixa futuro positivo.

6. Anteriormente, revisamos o balanço patrimonial, controladora e consolidado, em 31 de março de 2000 e a demonstração do resultado, controladora, referente aos períodos de três e seis meses findos em 30 de junho de 1999, e emitimos nossos respectivos relatórios de revisão especial, sem ressalvas, datados de 12 de maio de 2000 e 6 de agosto de 1999, respectivamente, contendo ênfases quanto aos assuntos mencionados nos parágrafos 4 e 5 acima.

Rio de Janeiro, 8 de agosto de 2000

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC-SP 11.609 S/RJ

Marcelo C. Almeida
Contador
CRC-RJ 36.206-3 S/SC

As folhas das ITR revisadas por nós estão rubricadas tão somente para fins de identificação.

RUBRICADO PARA IDENTIFICAÇÃO
POR UM REPRESENTANTE DA
DELOITTE TOUCHE TOHMATSU
AUDITORES INDEPENDENTES
RIO DE JANEIRO

18.02 - COMENTÁRIO DO DESEMPENHO DA CONTROLADA/COLIGADA

Controlada/Coligada : COMPANHIA ENERGÉTICA MERIDIONAL

Considerando que a Companhia Energética Meridional - CEM encontra-se em fase pré-operacional, e tendo iniciado recentemente a construção da Usina Hidrelétrica Cana Brava, não há comentários importantes sobre o seu desempenho.

RUBRICADO PARA IDENTIFICAÇÃO
POR UM REPRESENTANTE DA
DELOITTE TOUCHE TOHMATSU
AUDITORES INDEPENDENTES
RIO DE JANEIRO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

ÍNDICE

RUBRICADO PARA IDENTIFICAÇÃO
POR UM REPRESENTANTE DA
DELOITTE TOUCHE TOHMATSU
AUDITORES INDEPENDENTES
RIO DE JANEIRO

FIRST QUARTER 2000 RESULTS (ITR)

March 3~~0~~, 2000
1

Contains:

- Balance sheet
- Share breakdown
- Dividend distribution
- Company structure (share capital)
- Income Statement
- Subsidiary breakdown
- Notes (eg. Consumers, financing, criteria for assessing assets, investments)

ITR - Quarterly Results
Period ended: 3/31/2000

BALANCE SHEET (R$ thousands)

ASSETS

Code	Description	3/31/2000	12/31/1999
1	Total Assets	4,139,360	4,073,026
1.01	*Current Assets*	191,647	121,693
1.01.01	Availabilities	245	790
1.01.02	Credits	127,069	77,223
1.01.02.01	Consumers and concessionaires	93,580	64,960
1.01.02.02	Titles and Securities	33,489	12,263
1.01.03	Inventories	5,414	4,767
1.01.04	Other	58,919	38,913
1.01.04.01	Credits from Fuel Consumption Bill (CCC)	22,310	20,872
1.01.04.02	Taxes and Social Contributions receivable	4,370	4,189
1.01.04.03	Property transfer, shutdowns, services and availabilites	9,470	8,155
1.01.04.04	Bid concessions	18,230	0
1.01.04.05	Anticipated expenses	725	1,269
1.01.04.06	Other	3,814	4,428
1.02	*Long-term Assets*	247,482	289,735
1.02.01	Credits (several)	0	0
1.02.02	Credits with Related Parties	0	0
1.02.02.01	With Joint Parties	0	0
1.02.02.02	With Controlled Parties	0	0
1.02.02.03	With Other Related Parties	0	0
1.02.03	Other	247,482	289,735
1.02.03.01	Bid concessions	0	18,086
1.02.03.02	Concessions Bidable	2,713	2,648
1.02.03.03	Deposits Related to Litigation	9,116	12,067
1.02.03.04	Titles and Securities	4,512	0
1.02.03.05	Deferred Fiscal Credits	217,556	244,316
1.02.03.06	Taxes and Social Contributions receivable	10,797	9,830
1.02.03.07	Other	2,788	2,788
1.03	*Fixed Assets*	3,700,231	3,661,598
1.03.01	Investments	75,421	75,341
1.03.01.01	Share in Joint Parties	0	0
1.03.01.02	Share in Controlled Parties	58,366	58,366
1.03.01.03	Other Investments	17,055	16,975
1.03.01.03.01	Assets and Rights for Future Use - Land	1,683	1,603
1.03.01.03.02	Permanent Shareholder Shares	3,213	3,213
1.03.01.03.03	Other	12,159	12,159
1.03.02	Fixed	3,621,727	3,583,166
1.03.03	Deferred	3,083	3,091

LIABILITIES

Code	Description	3/31/2000	12/31/1999
2	Total Liabilities	4,139,360	4,073,026
2.01	*Current Liabilites*	309,084	294,340
2.01.01	Loans and Financing	135,745	127,035
2.01.02	Debentures	0	0
2.01.03	Suppliers	39,656	33,065
2.01.04	Taxes, Fees, and Contributions	39,996	31,695
2.01.05	*Dividends Payable*	89	89
2.01.06	Provisions	62,759	57,271
2.01.06.01	ELOS Foundation	40,934	39,399
2.01.06.02	Work-related	4,870	4,196
2.01.06.03	Other	16,955	13,676
2.01.07	Related Party Debt	9,358	13,431
2.01.08	Other	21,481	31,754
2.01.08.01	Employee Profit-sharing	2,300	2,300
2.01.08.02	Global Reversal Reserve	6,932	7,224
2.01.08.03	Financial Compensation for the Utilisation of Water Resources	2,444	2,502
2.01.08.04	Interlinked Operations Co-ordinating Group (GCOI)	912	5,020
2.01.08.05	Other	8,893	14,708
2.02	*Long-term Liabilities*	1,553,190	1,565,036
2.02.01	Loans and Financing	1,166,122	1,163,203
2.02.02	Debentures	0	0
2.02.03	Provisions	257,590	269,625
2.02.03.01	ELOS Foundation	66,895	72,795
2.02.03.02	Contingencies	184,412	187,846
2.02.03.03	Other	6,283	8,984
2.02.04	*Related Party Debt*	0	0
2.02.05	Other	129,478	132,208
2.02.05.01	Global Reversal Reserve	72,971	75,701

2.02.05.02	Special Obligations	56,507	56,507
2.03	*Future Period Results*	0	0
2.05	*Shareholders' Equity*	2,277,086	2,213,650
2.05.01	Paid-in Capital	2,085,977	2,085,977
2.05.02	Capital Reserves	91,695	91,695
2.05.03	Reappraisal Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Controlled/Joint	0	0
2.05.04	*Profits Reserve*	5,818	5,818
2.05.04.01	Legal	381	381
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	From Profits Realizable	0	0
2.05.04.05	Retained Earnings	5,437	5,437
2.05.04.06	For Retained Dividends	0	0
2.05.04.07	Other Profits Reserve	0	0
2.05.05	Accumulated Income/Loss	93,596	30,160

INCOME STATEMENT (in R$ thousands)

Code	Description	1/01/2000 to 3/31/2000	1/01/2000 to 3/31/2000	1/01/1999 to 3/31/1999	1/01/1999 to 3/31/1999
3.01	*Gross Revenue from Sales and/or Services Rendered*	252,550	252,550	185,259	185,259
3.01.01	Electrical Energy Supply	181,484	181,484	135,857	135,857
3.01.02	Fuel Subsidy (CCC)	70,450	70,450	49,334	49,334
3.01.03	Other	616	616	68	68
3.02	*Gross Revenue Deductions*	(9,173)	(9,173)	(5,723)	(5,723)
3.02.01	Taxes and Social Contributions	(9,173)	(9,173)	(5,723)	(5,723)
3.03	*Net Income from Sales and/or Services Rendered*	243,377	243,377	179,536	179,536
3.04	*Cost of Goods and/or Services Rendered*	(130,331)	(130,331)	(99,767)	(99,767)
3.04.01	Personnel	(8,778)	(8,778)	(9,017)	(9,017)
3.04.02	Material	(1,648)	(1,648)	(1,535)	(1,535)
3.04.03	Third-party Services	(2,918)	(2,918)	(2,530)	(2,530)
3.04.04	Fuel for Electrical Energy Production (CCC)	(70,450)	(70,450)	(49,334)	(49,334)
3.04.05	*Fuel for Electrical Energy Production*	(1,388)	(1,388)	0	0
3.04.06	Financial Compensation for Use of Water Resources	(3,602)	(3,602)	(3,715)	(3,715)
3.04.07	Depreciation and Amortization	(32,532)	(32,532)	(33,276)	(33,276)
3.04.08	Electrical Energy Bought for Resale	(5,550)	(5,550)	0	0
3.04.09	Use of Public Property/Goods (UBP)	(2,126)	(2,126)	(2,126)	(2,126)
3.04.10	Other	(1,339)	(1,339)	1,766	1,766
3.05	*Gross Result*	113,046	113,046	79,769	79,769
3.06	*Operating Expenses/Income*	(15,771)	(15,771)	(228,673)	(228,673)
3.06.01	With Sales	(833)	(833)	(833)	(833)
3.06.02	General and Administrative	(7,095)	(7,095)	(11,055)	(11,055)
3.06.02.01	Personnel	(6,763)	(6,763)	(5,069)	(5,069)
3.06.02.02	*Third-party Services*	(1,995)	(1,995)	(1,097)	(1,067)
3.06.02.03	Operational Provision Constitution	(693)	(693)	(16,880)	(16,880)
3.06.02.04	Operational Provision Reversal	14,304	14,304	19,568	19,568
3.06.02.05	Other	(11,948)	(11,948)	(7,577)	(7,577)
3.06.03	Financial	(7,843)	(7,843)	(216,785)	(216,785)
3.06.03.01	Financial Income	1,581	1,581	6,055	6,055
3.06.03.01.01	Income from Investments	930	930	5,521	5,521
3.06.03.01.02	Monetary Variation	144	144	0	0
3.06.03.01.03	Other	507	507	534	534
3.06.03.02	Financial Expenses	(9,424)	(9,424)	(222,840)	(222,840)
3.06.03.02.01	Debt Duty	(26,467)	(26,467)	(25,330)	(25,330)
3.06.03.02.02	Duty on Taxes and Social Contributions	(2,604)	(2,604)	(3,813)	(3,813)
3.06.03.02.03	Monetary Variation without Financing	(5,252)	(5,252)	(4,264)	(4,264)
3.06.03.02.04	Monetary Variation - Other	26,103	26,103	(187,371)	(187,371)
3.06.03.02.05	Other	(1,204)	(1,204)	(2,062)	(2,062)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity Equivalence Result	0	0	0	0
3.07	*Operating Profit (Loss)*	(97,275)	97,275	(148,904)	(148,904)
3.08	*Non-Operating Profit (Loss)*	20	20	(1,202)	(1,202)
3.08.01	Revenue	69	69	110	110
3.08.02	Expenses	(49)	(49)	(1,312)	(1,312)
3.09	*EBIT*	97,295	97,295	(150,106)	(150,106)
3.10	*Income Tax and Social Contributions Provision*	(7,098)	(7,098)	0	0
3.10.01	Income Tax	(5,198)	(5,198)	0	0
3.10.02	Social Contributions	(1,900)	(1,900)	0	0
3.11	*Deferred Income Tax*	(26,761)	(26,761)	48,360	48,360
3.11.01	*Income Tax*	(19,698)	(19,698)	36,636	36,636
3.11.02	Social Contributions	(7,063)	(7,063)	11,724	11,724
3.12	*Statutory Equity/Contributions*	0	0	0	0
3.12.01	Equity	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	*Reversal of Interest on Own Capital*	0	0	0	0
3.15	*Profit (loss) in Period*	63,436	63,436	(101,746)	(101,746)

NUMBER OF SHARES, EX-TREASURY (thousands)	539,091,216	539,091,216	539,091,216	539,091,216
PROFIT PER SHARE	0.00012	0.00012		
LOSS PER SHARE			(0.00019)	(0.00019)

CONSOLIDATED BALANCE SHEET (R$ *thousands*)

ASSETS

Code	Description	3/31/2000	12/31/1999
1	Total Assets	4,289,818	4,215,421
1.01	*Current Assets*	194,038	145,491
1.01.01	Availabilities	258	811
1.01.02	Credits	129,014	100,797
1.01.02.01	Consumers and concessionaires	93,580	64,960
1.01.02.02	Titles and Securities	35,411	35,821
1.01.02.03	Other	23	16
1.01.03	Inventories	5,414	4,767
1.01.04	Other	59,352	39,116
1.01.04.01	Credits from Fuel Consumption Bill (CCC)	22,310	20,872
1.01.04.02	Taxes and Social Contributions receivable	4,803	4,392
1.01.04.03	Property transfer, shutdowns, services and availabilites	9,470	8,155
1.01.04.04	Bid concessions	18,230	0
1.01.04.05	Anticipated expenses	725	1,269
1.01.04.06	Other	3,814	4,428
1.02	*Long-term Assets*	247,482	289,735
1.02.01	Credits (several)	0	0
1.02.02	Credits with Related Parties	0	0
1.02.02.01	With Joint Parties	0	0
1.02.02.02	With Controlled Parties	0	0
1.02.02.03	With Other Related Parties	0	0
1.02.03	Other	247,482	289,735
1.02.03.01	Bid concessions	0	18,086
1.02.03.02	Bidable Concessions	2,713	2,648
1.02.03.03	Deposits Related to Litigation	9,116	12,067
1.02.03.04	Titles and Securities	4,512	0
1.02.03.05	Deferred Fiscal Credits	217,556	244,316
1.02.03.06	Taxes and Social Contributions receivable	10,797	9,830
1.02.03.07	Other	2,788	2,788
1.03	*Fixed Assets*	3,848,298	3,780,195
1.03.01	Investments	17,055	16,975
1.03.01.01	Share in Joint Parties	0	0
1.03.01.02	Share in Controlled Parties	0	0
1.03.01.03	Other Investments	17,055	16,975
1.03.01.03.01	Assets and Rights for Future Use - Land	1,683	1,603
1.03.01.03.02	Permanent Shareholder Shares	3,213	3,213
1.03.01.03.03	Other	12,159	12,159
1.03.02	Fixed	3,825,377	3,757,675
1.03.03	Deferred	5,866	5,545

LIABILITIES

Code	Description	3/31/2000	12/31/1999
2	Total Liabilities	4,289,818	4,215,421
2.01	*Current Liabilites*	320,524	300,136
2.01.01	Loans and Financing	135,745	127,035
2.01.02	Debentures	0	2,114
2.01.03	Suppliers	51,076	36,724
2.01.04	Taxes, Fees, and Contributions	40,016	31,718
2.01.05	Dividends Payable	89	89
2.01.06	Provisions	62,759	57,271
2.01.06.01	ELOS Foundation	40,934	39,399
2.01.06.02	Work-related	4,870	4,196
2.01.06.03	Other	16,955	13,676
2.01.07	Related Party Debt	9,358	13,431
2.01.08	Other	21,481	31,754
2.01.08.01	Employee Profit-sharing	2,300	2,300
2.01.08.02	Global Reversal Reserve	6,932	7,224
2.01.08.03	Financial Compensation for the Utilisation of Water Resources	2,444	2,502
2.01.08.04	Interlinked Operations Co-ordinating Group (GCOI)	912	5,020
2.01.08.05	Other	8,893	14,708
2.02	*Long-term Liabilities*	1,692,208	1,701,635
2.02.01	Loans and Financing	1,166,122	1,163,203
2.02.02	Debentures	87,897	86,682
2.02.03	Provisions	257,590	269,625
2.02.03.01	ELOS Foundation	66,895	72,795
2.02.03.02	Contingencies	184,412	187,846
2.02.03.03	Other	6,283	8,984

2.02.04	Related Party Debt	0	0
2.02.05	Other	180,599	182,125
2.02.05.01	Taxes and Social Contributions	72,971	75,701
2.02.05.02	Concessions Payable	51,121	49,917
2.02.05.03	Special Obligations	56,507	56,507
2.03	*Future Period Results*	0	0
2.04	*Minority Interest*	0	0
2.05	*Net Equity*	2,277,086	2,213,650
2.05.01	Paid-in Capital	2,085,977	2,085,977
2.05.02	Capital Reserves	91,695	91,695
2.05.03	Reappraisal Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Controlled/Joint	0	0
2.05.04	Profits Reserve	5,818	5,818
2.05.04.01	Legal	381	381
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	From Profits Realizable	0	0
2.05.04.05	Retained Earnings	5,437	5,437
2.05.04.06	For Retained Dividends	0	0
2.05.04.07	Other Profits Reserve	0	0
2.05.05	Accumulated Income/Loss	93,596	30,160

CONSOLIDATED INCOME STATEMENT (in R$ thousands)

Code	Description	1/01/2000 to 3/31/2000	1/01/2000 to 3/31/2000	1/01/1999 to 3/31/1999	1/01/1999 to 3/31/1999
3.01	*Gross Revenue from Sales and/or Services Rendered*	252,550	252,550	185,259	185,259
3.01.01	Electrical Energy Supply	181,484	181,484	135,857	135,857
3.01.02	Fuel Subsidy (CCC)	70,450	70,450	49,334	49,334
3.01.03	Other	616	616	68	68
3.02	*Gross Revenue Deductions*	(9,173)	(9,173)	(5,723)	(5,723)
3.02.01	Taxes and Social Contributions	(9,173)	(9,173)	(5,723)	(5,723)
3.03	*Net Income from Sales and/or Services Rendered*	243,377	243,377	179,536	179,536
3.04	*Cost of Goods and/or Services Rendered*	(130,331)	(130,331)	(99,767)	(99,767)
3.04.01	Personnel	(8,778)	(8,778)	(9,017)	(9,017)
3.04.02	Material	(1,648)	(1,648)	(1,535)	(1,535)
3.04.03	Third-party Services	(2,918)	(2,918)	(2,530)	(2,530)
3.04.04	Fuel for Electrical Energy Production (CCC)	(70,450)	(70,450)	(49,334)	(49,334)
3.04.05	Fuel for Electrical Energy Production	(1,388)	(1,388)	0	0
3.04.06	*Financial Compensation for Use of Water Resources*	(3,602)	(3,602)	(3,715)	(3,715)
3.04.07	Depreciation and Amortization	(32,532)	(32,532)	(33,276)	(33,276)
3.04.08	Electrical Energy Bought for Resale	(5,550)	(5,550)	0	0
3.04.09	Use of Public Property/Goods (UBP)	(2,126)	(2,126)	(2,126)	(2,126)
3.04.10	Other	(1,339)	(1,339)	1,766	1,766
3.05	*Gross Result*	113,046	113,046	79,769	79,769
3.06	*Operating Expenses/Income*	(15,771)	(15,771)	(228,673)	(228,673)
3.06.01	With Sales	(833)	(833)	(833)	(833)
3.06.02	General and Administrative	(7,095)	(7,095)	(11,055)	(11,055)
3.06.02.01	Personnel	(6,763)	(6,763)	(5,069)	(5,069)
3.06.02.02	Third-party Services	(1,995)	(1,995)	(1,097)	(1,097)
3.06.02.03	Operational Provision Constitution	(693)	(693)	(16,880)	(16,880)
3.06.02.04	Operational Provision Reversal	14,304	14,304	19,568	19,568
3.06.02.05	Other	(11,948)	(11,948)	(7,577)	(7,577)
3.06.03	Financial	(7,843)	(7,843)	(216,785)	(216,785)
3.06.03.01	Financial Income	1,581	1,581	6,055	6,055
3.06.03.01.01	Income from Investments	930	930	5,521	5,521
3.06.03.01.02	Monetary Variation	144	144	0	0
3.06.03.01.03	Other	507	507	534	534
3.06.03.02	*Financial Expenses*	(9,424)	(9,424)	(222,840)	(222,840)
3.06.03.02.01	Debt Duty	(26,467)	(26,467)	(25,330)	(25,330)
3.06.03.02.02	Duty on Taxes and Social Contributions	(2,604)	(2,604)	(3,813)	(3,813)
3.06.03.02.03	Monetary Variation without Financing	(5,252)	(5,252)	(4,264)	(4,264)
3.06.03.02.04	Monetary Variation - Other	26,103	26,103	(187,371)	(187,371)
3.06.03.02.05	Other	(1,204)	(1,204)	(2,062)	(2,062)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity Equivalence Result	0	0	0	0
3.07	*Operating Profit (Loss)*	97,275	97,275	(148,904)	(148,904)
3.08	*Non-Operating Profit (Loss)*	20	20	(1,202)	(1,202)
3.08.01	Revenue	69	69	110	110
3.08.02	Expenses	(49)	(49)	(1,312)	(1,312)
3.09	*EBIT*	97,295	97,295	(150,106)	(150,106)
3.10	*Income Tax and Social Contributions Provision*	(7,098)	(7,098)	0	0
3.10.01	Income Tax	(5,198)	(5,198)	0	0
3.10.02	Social Contributions	(1,900)	(1,900)	0	0
3.11	*Deferred Income Tax*	(26,761)	(26,761)	48,360	48,360
3.11.01	Income Tax	(19,698)	(19,698)	36,636	36,636
3.11.02	Social Contributions	(7,063)	(7,063)	11,724	11,724

3.12	*Statutory Equity/Contributions*	0	0	0	0
3.12.01	Equity	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	*Reversal of Interest on Own Capital*	0	0	0	0
3.14	*Minority Interest*	0	0	0	0
3.15	*Profit (loss) in Period*	63,436	63,436	(101,746)	(101,746)
	NUMBER OF SHARES, EX-TREASURY (thousands)	539,091,216	539,091,216	539,091,216	539,091,216
	PROFIT PER SHARE	0.00012	0.00012		
	LOSS PER SHARE			(0.00019)	(0.00019)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19
4 - NIRE		
42300024384		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO	
RUA: ANTÔNIO DIB MUSSI, 366				CENTRO	
3 - CEP	4 - MUNICÍPIO				5 - UF
88015-110	FLORIANÓPOLIS				SC
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX	
48	221-7052	-	-		
11 - DDD	12 - FAX	13 - FAX	14 - FAX		
48	221-7053	-	-		
15 - E-MAIL					
moser@gerasul.com.br					

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME					
LAÉRCIO DIAIS					
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO	
RUA: ANTÔNIO DIB MUSSI, 366				CENTRO	
4 - CEP	5 - MUNICÍPIO				6 - UF
88015-110	FLORIANÓPOLIS				SC
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX	
48	221-7020	-	-		
12 - DDD	13 - FAX	14 - FAX	15 - FAX		
48	221-7070	-	-		
16 - E-MAIL					
laerciod@gerasul.com.br					

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2000	31/12/2000	1	01/01/2000	31/03/2000	4	01/10/1999	31/12/1999
9 - NOME/RAZÃO SOCIAL DO AUDITOR						10 - CÓDIGO CVM	
DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES S/C						00385-9	
11 - NOME DO RESPONSÁVEL TÉCNICO						12 - CPF DO RESP. TÉCNICO	
PAULO AUGUSTO DE ARAUJO						641.829.408-49	

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 31/03/2000	2 - TRIMESTRE ANTERIOR 31/12/1999	3 - IGUAL TRIMESTRE EX. ANTERIOR 31/03/1999
Do Capital Integralizado			
1 - Ordinárias	454.100.459	454.100.459	454.100.459
2 - Preferenciais	84.990.757	84.990.757	84.990.757
3 - Total	539.091.216	539.091.216	539.091.216
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA	Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO	Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO	Privada Nacional
4 - CÓDIGO ATIVIDADE	1990200 - Serviços de Eletricidade
5 - ATIVIDADE PRINCIPAL	GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA
6 - TIPO DE CONSOLIDADO	Total
7 - TIPO DO RELATÓRIO DOS AUDITORES	Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
12/05/2000	

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2000	4 - 31/12/1999
1	Ativo Total	4.139.360	4.073.026
1.01	Ativo Circulante	191.647	121.693
1.01.01	Disponibilidades	245	790
1.01.02	Créditos	127.069	77.223
1.01.02.01	Concessionárias	93.580	64.960
1.01.02.02	Títulos e Valores Mobiliários	33.489	12.263
1.01.03	Estoques	5.414	4.767
1.01.04	Outros	58.919	38.913
1.01.04.01	Créditos da Cta Cons. Combustível - CCC	22.310	20.872
1.01.04.02	Tributos e Contrib. Sociais a Recuperar	4.370	4.189
1.01.04.03	Alienações, Desativ., Serv.e Disp.Reemb.	9.470	8.155
1.01.04.04	Concessões Licitadas	18.230	0
1.01.04.05	Despesas Pagas Antecipadamente	725	1.269
1.01.04.06	Outros	3.814	4.428
1.02	Ativo Realizável a Longo Prazo	247.482	289.735
1.02.01	Créditos Diversos	0	0
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	247.482	289.735
1.02.03.01	Concessões Licitadas	0	18.086
1.02.03.02	Concessões a Licitar	2.713	2.648
1.02.03.03	Depósitos Vinculados a Litígios	9.116	12.067
1.02.03.04	Títulos e Valores Mobiliários	4.512	0
1.02.03.05	Créditos Fiscais Diferidos	217.556	244.316
1.02.03.06	Tributos e Contrib. Sociais a Recuperar	10.797	9.830
1.02.03.07	Outros	2.788	2.788
1.03	Ativo Permanente	3.700.231	3.661.598
1.03.01	Investimentos	75.421	75.341
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	58.366	58.366
1.03.01.03	Outros Investimentos	17.055	16.975
1.03.01.03.01	Bens e Direitos p/Uso Futuro - Terrenos	1.683	1.603
1.03.01.03.02	Participações Societárias Permanentes	3.213	3.213
1.03.01.03.03	Outros	12.159	12.159
1.03.02	Imobilizado	3.621.727	3.583.166
1.03.03	Diferido	3.083	3.091

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2000	4 - 31/12/1999
2	Passivo Total	4.139.360	4.073.026
2.01	Passivo Circulante	309.084	294.340
2.01.01	Empréstimos e Financiamentos	135.745	127.035
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	39.656	33.065
2.01.04	Impostos, Taxas e Contribuições	39.996	31.695
2.01.05	Dividendos a Pagar	89	89
2.01.06	Provisões	62.759	57.271
2.01.06.01	Fundação ELOS	40.934	39.399
2.01.06.02	Trabalhistas	4.870	4.196
2.01.06.03	Outras	16.955	13.676
2.01.07	Dívidas com Pessoas Ligadas	9.358	13.431
2.01.08	Outros	21.481	31.754
2.01.08.01	Partic.Empregados Lucros ou Resultados	2.300	2.300
2.01.08.02	Reserva Global de Reversão	6.932	7.224
2.01.08.03	*Compensação Financ.p/Utiliz.Rec.Hídricos*	2.444	2.502
2.01.08.04	Grupo Coord. de Oper.Interligadas-GCOI	912	5.020
2.01.08.05	Outros	8.893	14.708
2.02	Passivo Exigível a Longo Prazo	1.553.190	1.565.036
2.02.01	Empréstimos e Financiamentos	1.166.122	1.163.203
2.02.02	Debêntures	0	0
2.02.03	Provisões	257.590	269.625
2.02.03.01	Fundação ELOS	66.895	72.795
2.02.03.02	Contingências	184.412	187.846
2.02.03.03	Outras	6.283	8.984
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	129.478	132.208
2.02.05.01	Tributos e Contribuições Sociais	72.971	75.701
2.02.05.02	Obrigações Especiais	56.507	56.507
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	2.277.086	2.213.650
2.05.01	Capital Social Realizado	2.085.977	2.085.977
2.05.02	Reservas de Capital	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	5.818	5.818
2.05.04.01	Legal	381	381
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2000	4 -31/12/1999
2.05.04.05	Retenção de Lucros	5.437	5.437
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	*Outras Reservas de Lucro*	0	0
2.05.05	Lucros/Prejuizos Acumulados	93.596	30.160

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1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2000 a 31/03/2000	4 - 01/01/2000 a 31/03/2000	5 - 01/01/1999 a 31/03/1999	6 - 01/01/1999 a 31/03/1999
3.01	Receita Bruta de Vendas e/ou Serviços	252.550	252.550	185.259	185.259
3.01.01	Suprimento de Energia Elétrica	181.484	181.484	135.857	135.857
3.01.02	Subvenção Combustivel - CCC	70.450	70.450	49.334	49.334
3.01.03	Outras	616	616	68	68
3.02	Deduções da Receita Bruta	(9.173)	(9.173)	(5.723)	(5.723)
3.02.01	Impostos e Contribuições	(9.173)	(9.173)	(5.723)	(5.723)
3.03	Receita Líquida de Vendas e/ou Serviços	243.377	243.377	179.536	179.536
3.04	Custo de Bens e/ou Serviços Vendidos	(130.331)	(130.331)	(99.767)	(99.767)
3.04.01	Pessoal	(8.778)	(8.778)	(9.017)	(9.017)
3.04.02	Material	(1.648)	(1.648)	(1.535)	(1.535)
3.04.03	Serviço de Terceiro	(2.918)	(2.918)	(2.530)	(2.530)
3.04.04	Combustível p/Prod.Ener.Elétrica - CCC	(70.450)	(70.450)	(49.334)	(49.334)
3.04.05	Combustível p/Prod.Ener.Elétrica	(1.388)	(1.388)	0	0
3.04.06	Compens.Financ. p/Utiliz.Rec. Hídricos	(3.602)	(3.602)	(3.715)	(3.715)
3.04.07	Depreciação / Amortização	(32.532)	(32.532)	(33.276)	(33.276)
3.04.08	Energia Elétrica Comprada p/Revenda	(5.550)	(5.550)	0	0
3.04.09	Uso de Bem Público - UBP	(2.126)	(2.126)	(2.126)	(2.126)
3.04.10	Outras	(1.339)	(1.339)	1.766	1.766
3.05	Resultado Bruto	113.046	113.046	79.769	79.769
3.06	Despesas/Receitas Operacionais	(15.771)	(15.771)	(228.673)	(228.673)
3.06.01	Com Vendas	(833)	(833)	(833)	(833)
3.06.02	Gerais e Administrativas	(7.095)	(7.095)	(11.055)	(11.055)
3.06.02.01	Pessoal	(6.763)	(6.763)	(5.069)	(5.069)
3.06.02.02	Serviço de Terceiro	(1.995)	(1.995)	(1.097)	(1.097)
3.06.02.03	Constituição de Provisões Operacionais	(693)	(693)	(16.880)	(16.880)
3.06.02.04	Reversão de Provisões Operacionais	14.304	14.304	19.568	19.568
3.06.02.05	Outras	(11.948)	(11.948)	(7.577)	(7.577)

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2000 a 31/03/2000	4 - 01/01/2000 a 31/03/2000	5 - 01/01/1999 a 31/03/1999	6 - 01/01/1999 a 31/03/1999
3.06.03	Financeiras	(7.843)	(7.843)	(216.785)	(216.785)
3.06.03.01	Receitas Financeiras	1.581	1.581	6.055	6.055
3.06.03.01.01	Rendas de Aplicações Financeiras	930	930	5.521	5.521
3.06.03.01.02	Variação Monetária	144	144	0	0
3.06.03.01.03	Outras	507	507	534	534
3.06.03.02	Despesas Financeiras	(9.424)	(9.424)	(222.840)	(222.840)
3.06.03.02.01	Encargos de Dívidas	(26.467)	(26.467)	(25.330)	(25.330)
3.06.03.02.02	Encargos s/Tributos e Contrib.Sociais	(2.604)	(2.604)	(3.813)	(3.813)
3.06.03.02.03	Outras	(5.252)	(5.252)	(4.264)	(4.264)
3.06.03.02.04	Variação Monetária s/Empr.Financiamento	26.103	26.103	(187.371)	(187.371)
3.06.03.02.05	Variação Monetária - Outras	(1.204)	(1.204)	(2.062)	(2.062)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	0	0	0	0
3.07	Resultado Operacional	97.275	97.275	(148.904)	(148.904)
3.08	Resultado Não Operacional	20	20	(1.202)	(1.202)
3.08.01	Receitas	69	69	110	110
3.08.02	Despesas	(49)	(49)	(1.312)	(1.312)
3.09	Resultado Antes Tributação/Participações	97.295	97.295	(150.106)	(150.106)
3.10	Provisão para IR e Contribuição Social	(7.098)	(7.098)	0	0
3.10.01	Imposto de Renda	(5.198)	(5.198)	0	0
3.10.02	Contribuição Social	(1.900)	(1.900)	0	0
3.11	IR Diferido	(26.761)	(26.761)	48.360	48.360
3.11.01	Imposto de Renda	(19.698)	(19.698)	36.636	36.636
3.11.02	Contribuição Social	(7.063)	(7.063)	11.724	11.724
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0

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1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2000 a 31/03/2000	4 - 01/01/2000 a 31/03/2000	5 - 01/01/1999 a 31/03/1999	6 - 01/01/1999 a 31/03/1999
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	63.436	63.436	(101.746)	(101.746)
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	539.091.216	539.091.216	539.091.216	539.091.216
	LUCRO POR AÇÃO	0,00012	0,00012		
	PREJUÍZO POR AÇÃO			(0,00019)	(0,00019)

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04.01 - NOTAS EXPLICATIVAS

NOTA 1 - CONTEXTO OPERACIONAL

A Centrais Geradoras do Sul do Brasil S.A. - GERASUL, concessionária de uso de bem público, na condição de produtor independente, com sede em Florianópolis - SC, tem como atividade a geração e comercialização de energia elétrica.

Sua capacidade instalada é de 3.799 MW, dos quais 71,70% em usinas hidrelétricas e 28,30% em termelétricas, compostos pelo seguinte parque gerador em operação: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UTE Charqueadas (RS), UTE Alegrete (RS), UTE William Arjona (MS) e Complexo Termelétrico Jorge Lacerda (SC).

A Companhia foi constituída em 29 de janeiro de 1998, a partir da cisão parcial da Centrais Elétricas Brasileiras S. A. - ELETROBRÁS, e tinha a denominação social de Eletrobrás Geração S. A. - ELETROGER.

O patrimônio vertido à ELETROGER correspondia à totalidade da participação societária da ELETROBRÁS na sociedade constituída em 23 de dezembro de 1997 a partir da cisão parcial da Centrais Elétricas do Sul do Brasil S. A. - ELETROSUL, incluída no Programa Nacional de Desestatização - PND.

Em 29 de abril de 1998 a ELETROGER incorporou sua controlada, com o patrimônio existente na data-base de 31 de janeiro de 1998. Na Assembléia Geral Extraordinária em que foi aprovada a operação de incorporação, os acionistas aprovaram, também, a alteração da denominação social da Companhia para Centrais Geradoras do Sul do Brasil S. A. - GERASUL, utilizada até então pela incorporada.

A Companhia foi privatizada em 15 de setembro de 1998, em leilão realizado na Bolsa de Valores do Rio de Janeiro, cujo controle acionário foi adquirido pela Tractebel Sul Ltda., empresa constituída no Brasil sob o controle da Tractebel Sociètè Anonyme, com sede em Bruxelas, Bélgica.

No mês de maio de 1999 a Companhia adquiriu o controle acionário da Companhia Energética Meridional – CEM, correspondente a 99,99% das ações representativas do capital social.

A CEM é detentora de concessão para construir e operar a usina hidrelétrica Cana Brava, localizada no rio Tocantins, Estado de Goiás, cujas características estão descritas na Nota 9.

NOTA 2 - APRESENTAÇÃO DAS INFORMAÇÕES TRIMESTRAIS

Todos os valores apresentados no Balanço Patrimonial, na Demonstração do Resultado e nas Notas Explicativas estão expressos em Reais Mil.

04.01 - NOTAS EXPLICATIVAS

Informações da Controladora

O Balanço Patrimonial e a Demonstração do Resultado foram elaborados de acordo com a legislação societária brasileira, com as normas da Agência Nacional de Energia Elétrica – ANEEL e com os atos normativos da Comissão de Valores Mobiliários – CVM.

Informações consolidadas

O Balanço Patrimonial consolidado em 31 de março de 2000 foi elaborado de acordo com os princípios e práticas de consolidação previstos na legislação societária brasileira e na Instrução n° 247/86, com as alterações introduzidas pela Instrução n° 285/88, da Comissão de Valores Mobiliários – CVM. A demonstração do resultado consolidada é idêntica à da controladora, em virtude da controlada encontrar-se em fase pré-operacional.

Detalhamento em Notas Explicativas

Objetivando propiciar maior clareza na apresentação dos detalhamentos de saldos patrimoniais em Notas Explicativas, as contas ativas e passivas não existentes na controlada estão sendo apresentadas exclusivamente sob o título "Controladora", cujos valores são idênticos aos saldos consolidados.

NOTA 3 – SUMÁRIO DAS PRINCIPAIS PRÁTICAS CONTÁBEIS

Reconhecimento dos efeitos inflacionários

Estão refletidos somente os efeitos das variações monetárias sobre ativos e passivos indexados em função de disposições legais e contratuais. Em conformidade com as disposições da Lei n° 9.249, de 26.12.1995, a partir de janeiro de 1996 foi extinta a sistemática de correção monetária. Desta forma, os valores correspondentes ao ativo permanente, patrimônio líquido e obrigações especiais estão corrigidos somente até 31.12.1995.

Critérios gerais de avaliação

a) Resultado do período

As receitas e despesas estão registradas com observância do regime de competência dos exercícios.

b) Ativos circulante e realizável a longo prazo

Os materiais em estoque no almoxarifado estão registrados ao custo médio de aquisição, que não excede o valor de mercado;

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04.01 - NOTAS EXPLICATIVAS

os títulos e valores mobiliários estão registrados ao custo acrescido dos rendimentos auferidos até 31.03.2000, cujos valores contábeis não excedem os preços médios de mercado;

os ativos indexados estão atualizados até 31.03.2000.

c) Permanente

Os investimentos na controlada são avaliados pelo método da equivalência patrimonial e os demais investimentos estão ao custo de aquisição, que não excede o valor de mercado;

o imobilizado está registrado ao custo de aquisição ou construção. A depreciação está calculada pelo método linear, com base nas taxas anuais mencionadas na Nota 9-c;

em função do disposto nas Intruções Gerais nº 35 e 36, do Plano de Contas do Serviço Público de Energia Elétrica, os juros e demais encargos financeiros e efeitos inflacionários decorrentes dos financiamentos obtidos de terceiros, efetivamente aplicados nas imobilizações em curso, estão computados como custo do respectivo imobilizado.

d) Passivos circulante e exigível a longo prazo

Os empréstimos e financiamentos e os encargos decorrentes, apropriados até 31.03.2000, estão atualizados pelas taxas de câmbio ou índices contratuais (Ver Nota 10) e as demais obrigações da Companhia estão registradas pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

Balanço Patrimonial Consolidado

Foram eliminados os investimentos da investidora no capital da investida e os saldos ativos e passivos decorrentes de operações entre as companhias consolidadas.

Em face da alta proporção de participação da controladora na controlada (ver Nota 9), não houve efeito da participação dos acionistas não controladores a ser demonstrado no patrimônio líquido consolidado.

04.01 - NOTAS EXPLICATIVAS

NOTA 4 – CONCESSIONÁRIAS

Devedor	Controladora 31.03.2000	Controladora 31.12.1999
Contratos iniciais		
Centrais Elétricas de Santa Catarina S. A. - CELESC	29.554	29.122
AES SUL - Distribuidora Gaúcha de Energia S. A.	14.637	14.163
Rio Grande Energia S. A. - RGE	10.285	11.130
Furnas Centrais Elétricas S. A.	3.606	762
Empresa Energética de Mato Grosso do Sul S. A. - ENERSUL	9.376	5.851
Companhia Estadual de Energia Elétrica - CEEE	7.675	7.532
	75.133	**68.560**
Faturamento de curto prazo		
Concessionárias diversas	18.447	(3.600)
	93.580	**64.960**

As faturas emitidas pela Companhia relativas aos contratos iniciais são desdobradas em três parcelas iguais, com vencimento nos dias 15 e 25 do mês seguinte ao do suprimento e no dia 5 do segundo mês subseqüente.

As faturas relativas à energia de curto prazo têm seus vencimentos definidos pela Administradora de Serviços do Mercado Atacadista de Energia Elétrica – ASMAE.

O valor de R$ 18.447 refere-se ao faturamento de curto prazo do período de setembro a dezembro de 1999. O faturamento referente ao 1° trimestre de 2000 não foi contabilizado por não ter sido, ainda, oficializado pela ASMAE. A expectativa da administração da Companhia é de que o referido faturamento não produzirá efeitos relevantes nas Informações Trimestrais.

NOTA 5 – TÍTULOS E VALORES MOBILIÁRIOS

	Controladora			Consolidado		
	31.03.2000		31.12.1999	31.03.2000		31.12.1999
	Circulante	Longo Prazo	Circulante	Circulante	Longo Prazo	Circulante
Certificado de Depósito Bancário - CDB	24.212	-	3.025	24.212	-	12.528
Letras Financeiras do Tesouro - LFT	8.488	4.512	8.483	10.395	4.512	12.897
Letras do Tesouro Nacional - LTN	-	-	-	-	-	9.641
Notas do Tesouro Nacional - NTN	788	-	755	788	-	755
Certificado de Depósito da Previdência - INSS	1	-	-	1	-	-
Conta Programada	-	-	-	15	-	-
	33.489	4.512	12.263	35.411	4.512	35.821

04.01 - NOTAS EXPLICATIVAS

Na controladora, os títulos e valores mobiliários existentes em 31.03.2000 têm seus vencimentos previstos para o período de maio de 2000 a fevereiro de 2002, sendo os CDB remunerados em 100% da taxa CDI e as LFT e NTN em 100% da taxa SELIC. O saldo consolidado inclui LFT no valor de R$ 1.907, remunerado em 100,5% da taxa CDI, com vencimento em dezembro de 2000.

Do montante de R$ 13.789 relativos aos títulos públicos da controladora, o valor de R$ 8.658 está caucionado para garantia de processos judiciais.

NOTA 6 - CONCESSÕES LICITADAS E CONCESSÕES A LICITAR

De acordo com os artigos 21 e 45 da Lei nº 8.987, de 13.02.1995, os custos dos estudos e projetos em função de concessões autorizadas pelo Poder Concedente e de utilidade para a licitação, bem como os custos apropriados em obras para aproveitamento de potenciais hidráulicos, cujas concessões foram extintas, serão ressarcidos com os recursos decorrentes de futuras licitações.

Através de Decreto publicado no Diário Oficial da União de 01.10.1999, o Poder Executivo outorgou, à empresa Campos Novos Energia S. A.- ENERCAN, concessão de uso de bem público para exploração do aproveitamento hidrelétrico denominado Campos Novos, do qual a Companhia tem direito à indenização pelos custos de desenvolvimento do Projeto Básico e Estudos Ambientais, corrigidos pela variação da TJLP limitada a 10% a.a., nos termos da Portaria DNAEE nº 40, de 26.02.1997.

De acordo com item 1.18 do Edital de Pré-qualificação, a empresa outorgada terá o prazo de 90 (noventa) dias, a contar da assinatura do contrato de concessão com a Agência Nacional de Energia Elétrica – ANEEL, para o referido ressarcimento de custos à GERASUL.
Em 19.01.2000, a ENERCAN comunicou à Companhia que o prosseguimento das atividades relativas à construção da UHE Campos Novos, estava condicionado à obtenção da liçenca ambiental de instalação e autorização para supressão vegetal. Tendo em vista a expectativa de recebimento a curto prazo, do valor referente à indenização, o mesmo foi transferido, neste trimestre, do Ativo Realizável a Longo Prazo para o Ativo Circulante.

O aproveitamento hidrelétrico Barra Grande encontra-se em processo de licitação pela Agência Nacional de Energia Elétrica – ANEEL, que reconheceu, através do Ofício nº 125/1999/SCG/ANEEL de 23.12.1999, o valor de R$ 2.642 como custos passíveis de ressarcimento que, após atualização com base na Portaria DNAEE nº 40/97, totaliza R$ 2.713.

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A Composição desses ativos está demonstrada a seguir:

	Controladora		
	31.03.2000		31.12.1999
	Circulante	Longo Prazo	Longo Prazo
Concessões licitadas			
Campos Novos	18.230	-	55.647
(-) Provisão para perdas	-	-	(37.561)
	18.230	**-**	**18.086**
Concessões a licitar			
Barra Grande	-	5.427	5.362
(-) Provisão para perdas	-	(2.714)	(2.714)
	-	2.713	2.648

NOTA 7 - CRÉDITOS FISCAIS DIFERIDOS

	Controladora					
	31.03.2000			31.12.1999		
Natureza dos créditos	Base de cálculo	Imposto de renda	Contribuição social	Base de cálculo	Imposto de renda	Contribuição social
Tributos - art. 7°, Lei n° 8.541/92	7.357	1.839	-	7.798	1.950	-
Provisão para fundo de pensão	98.303	24.576	8.718	102.668	25.667	9.111
Provisão para contingências	70.656	17.664	6.164	76.605	19.151	6.699
Provisão p/ perdas em concessões a licitar	7.277	1.819	655	40.275	10.069	3.625
Outras provisões	20.743	5.186	1.823	24.812	6.203	2.189
Prejuízo fiscal	145.652	36.413	-	176.621	44.155	-
Provisão para perdas em Jacuí	977.853	-	78.228	977.853	-	78.228
Base negativa da contribuição social	406.854	-	34.471	437.950	-	37.269
	1.734.695	87.497	130.059	1.844.582	107.195	137.121

Nos termos da legislação fiscal, a realização dos créditos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela ocorrência das perdas provisionadas.

Estudos internos indicam que o prejuízo fiscal e a base negativa da contribuição social serão compensados num horizonte de 8 anos.

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04.01 - NOTAS EXPLICATIVAS

Considerando que a MP nº 1.858-10, de 27.10.1999, definiu alíquotas de 9% para o período de fevereiro de 2000 a dezembro de 2002 e de 8% a partir de janeiro de 2003, a Companhia, com base em estudos internos, ajustou os saldos existentes em 31.12.1999, conforme demonstrado a seguir:

	Controladora							
	31.03.2000				31.12.1999			
Natureza dos créditos	Base de cálculo	Contribuição social 8%	Base de cálculo	Contribuição social 9%	Base de cálculo	Contribuição social 8%	Base de cálculo	Contribuição social 9%
Provisão para perdas em Jacuí	977.853	78.228	-	-	977.853	78.228	-	-
Provisão para fundo de pensão	12.984	1.039	85.319	7.679	12.984	1.039	89.684	8.072
Provisão para contingências	19.505	1.560	51.151	4.604	19.505	1.560	57.100	5.139
Provisão p/perdas em concessões a licitar	-	-	7.277	655	-	-	40.275	3.625
Outras provisões	4.383	351	16.360	1.472	4.383	351	20.429	1.838
Base negativa da contribuição social s/lucro	214.578	17.166	192.276	17.305	214.578	17.166	223.372	20.103
	1.229.303	**98.344**	**352.383**	**31.715**	**1.229.303**	**98.344**	**430.860**	**38.777**

NOTA 8 – CONCILIAÇÃO DOS TRIBUTOS, NO RESULTADO

	Controladora			
	31.03.2000		31.03.1999	
	Contribuição social	Imposto de renda	Contribuição social	Imposto de renda
Resultado antes dos tributos	97.295	97.295	(150.106)	(150.106)
Contribuição Social - 9% (1999 - 8%)	(8.757)	-	12.009	-
Imposto de Renda - 25%	-	(24.324)	-	37.525
	(8.757)	**(24.324)**	**12.009**	**37.525**
Contribuição social e imposto de renda sobre:				
13º salário dos dirigentes	-	(4)	-	(1)
Encargos sobre contingências tributárias indedutíveis	(206)	(574)	(285)	(888)
Adicional de 10% do IRPJ sobre lucro até R$ 20.000,00 mensais	-	6	-	-
Contribuição social e imposto de renda no resultado	**(8.963)**	**(24.896)**	**11.724**	**36.636**

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NOTA 9 - ATIVO PERMANENTE

1.03.01.02 – Investimentos – Participações em Controladas

Em maio de 1999 a GERASUL adquiriu o controle acionário da Companhia Energética Meridional – CEM, correspondendo a 99,99% das ações representativas de seu capital social.

A CEM está construindo a Usina Hidrelétrica Cana Brava, localizada no rio Tocantins, norte do Estado de Goiás, com capacidade instalada de 450 MW. As obras tiveram início em 31 de maio de 1999 com início de operação previsto para o segundo semestre de 2002.

A energia a ser produzida em Cana Brava não está vinculada aos Contratos Iniciais e será, portanto, livremente comercializada.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	Ações		
	Ordinárias	**Preferenciais**	**Total**
Quantidade de ações do capital social	23.676.669	35.333.331	59.010.000
Quantidade de ações de propriedade da controladora	23.676.665	35.333.331	59.009.996
Participação %	99,99	100,00	99,99
Capital social subscrito - R$ mil	23.677	35.333	59.010
Capital social integralizado - R$ mil	-	-	58.366
Patrimônio líquido - R$ mil	-	-	58.366
Investimento - R$ mil:			
Equivalência patrimonial	-	-	58.366
Ágio	-	-	3.213

O ágio na aquisição do controle acionário tem fundamento econômico na expectativa de resultado futuro e será amortizado em prazo não superior a 10 anos, a partir da entrada em operação da usina.

A determinação do ágio teve por base Fluxo de Caixa calculado por instituição financeira especializada, com premissas indicadas ao contexto da investida, projetado para 35 anos, prazo de concessão da usina, ajustado a valor presente com taxa de desconto de 14% a.a..

A avaliação levou em consideração a relação *debt/equity* de 70/30 para a construção da usina. Parte do ágio está associada aos bônus de subscrição adquiridos na transação e que serão utilizados para aporte de capital durante a fase pré-operacional da investida (ver letra "b" desta Nota).

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04.01 - NOTAS EXPLICATIVAS

1.03.01.03 – Investimentos - Outros investimentos

A Companhia possui 161 bônus de subscrição em ações da CEM, no valor de R$ 12.075. Este valor, que corresponde a ágio na aquisição destes bônus, com fundamento econômico na expectativa de resultado futuro, será transferido para "investimentos em sociedade controlada" na proporção das integralizações de capital com a sua utilização, conforme mencionado na letra "a" acima.
Conforme os termos do contrato de compra e venda desses bônus, caso a CEM venha a assinar contrato com o Banco Interamericano de Desenvolvimento – BID, a GERASUL deverá pagar o complemento de R$ 28.289, a título de ágio.

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04.01 - NOTAS EXPLICATIVAS

1.03.02 - Ativo imobilizado

a) Composição

	Controladora			Consolidado	
	31.03.2000		31.12.1999	31.03.2000	31.12.1999
	Taxas médias de depreciação	Custo corrigido	Custo corrigido	Custo corrigido	
Imobilizações em Serviço					
Geração Hidráulica					
UHE Salto Santiago	2,4	640.866	640.851	640.866	640.851
UHE Salto Osório	2,5	287.177	287.177	287.177	287.177
UHE Passo Fundo	2,4	114.677	114.679	114.677	114.679
		1.042.720	1.042.707	1.042.720	1.042.707
(-) Depreciação Acumulada		(653.544)	(646.919)	(653.544)	(646.919)
		389.176	**395.788**	**389.176**	**395.788**
Geração Térmica					
Complexo Jorge Lacerda	4,3	2.423.652	2.423.652	2.423.652	2.423.652
UTE Charqueadas	5,2	51.835	51.564	51.835	51.564
UTE Alegrete	4,4	7.315	7.315	7.315	7.315
UTE Arjona	4,7	53.075	-	53.075	-
		2.535.877	2.482.531	2.535.877	2.482.531
(-) Depreciação Acumulada		(706.921)	(681.316)	(706.921)	(681.316)
		1.828.956	**1.801.215**	**1.828.956**	**1.801.215**
Sistema de Comunicação	6,2	1.624	1.624	1.624	1.624
(-) Depreciação Acumulada		(482)	(458)	(482)	(458)
		1.142	**1.166**	**1.142**	**1.166**
Equipamentos Gerais e Outros	10,0	17.551	15.824	17.617	15.890
(-) Depreciação Acumulada		(6.502)	(6.073)	(6.513)	(6.082)
		11.049	**9.751**	**11.104**	**9.808**
		2.230.323	**2.207.920**	**2.230.378**	**2.207.977**
Imobilizações em Curso					
Geração Hidráulica					
UHE Itá		1.172.318	1.151.399	1.172.318	1.151.399
UHE Machadinho		140.924	139.322	140.924	139.322
UHE Cana Brava		-	-	203.595	174.452
Outros		1.442	1.381	1.442	1.381
		1.314.684	**1.292.102**	**1.518.279**	**1.466.554**
Geração Térmica					
UTE Jacuí		69.733	69.497	69.733	69.497
UTE William Arjona		-	7.878	-	7.878
Outros		6.045	3.410	6.045	3.410
		75.778	**80.785**	**75.778**	**80.785**
Outros		**942**	**2.359**	**942**	**2.359**
		1.391.404	**1.375.246**	**1.594.999**	**1.549.698**
		3.621.727	**3.583.166**	**3.825.377**	**3.757.675**

04.01 - NOTAS EXPLICATIVAS

Em 07 de fevereiro de 2000 foi concluída a operação de transferência de propriedade da UTE William Arjona da Companhia Energética de Mato Grosso do Sul – ENERSUL para a GERASUL, agregando mais 80 MW à potência instalada da Companhia.

Os custos da UHE Cana Brava contemplam o valor de R$ 51.121 referente à concessão para exploração do potencial de energia hidráulica, outorgada pela UNIÃO à Companhia Energética Meridional – CEM. O valor devido pela CEM será pago à UNIÃO, por intermédio da Agência Nacional de Energia Elétrica – ANEEL e está ajustado a valor presente pela taxa de desconto de 10% a.a., prevista no Edital de Concorrência nº 04/97-DNAEE (Ver Nota 11).

b) Concessões e autorizações do Órgão Regulador

A Companhia possui as seguintes concessões e autorizações para exploração de energia elétrica:

I – Concessões	**Potência - MW**	**Data do ato**	**Vencimento**
UHE Salto Santiago	1.420	28.09.1998	28.09.2028
UHE Salto Osório	1.078	28.09.1998	28.09.2028
UHE Passo Fundo	226	28.09.1998	28.09.2028
UHE Itá	1.450	28.12.1995	16.10.2030
UHE Machadinho	1.140	15.07.1997	15.07.2032
II - Autorizações			
Complexo Jorge Lacerda	857	25.09.1998	28.09.2028
UTE Charqueadas	72	25.09.1998	28.09.2028
UTE Alegrete	66	25.09.1998	28.09.2028
UTE William Arjona	80	15.04.1999	15.04.2029

A Empresa Energética de Mato Grosso do Sul S.A.- ENERSUL recebeu através da Resolução ANEEL nº 64, de 15.04.1999, autorização de implantação da Usina Térmica de Campo Grande (Fase I). Após a assinatura do contrato de compra e venda da usina entre GERASUL e ENERSUL, em 03.12.1999, a mesma passou a denominar-se Usina Termelétrica William Arjona. A transferência da autorização de implantação para o nome da GERASUL, por parte da ANEEL, encontra-se em andamento.

A concessão da UHE Cana Brava outorgada à Companhia Energética Meridional – CEM, tem vigência de 35 anos, a partir de 27.08.1998.

c) Taxas de depreciação

Em cumprimento ao que determinou a Agência Nacional de Energia Elétrica – ANEEL, através de sua Resolução nº 002, de 24.12.1997, alterada pela Resolução nº 044, de 17.03.1999, a partir de 1º de janeiro de 1999 a Companhia procedeu ao cálculo e à contabilização das quotas de depreciação, tomando por base as taxas definidas e os saldos contábeis registrados nas respectivas Unidades de Cadastro – UC, cuja taxa média de cada usina está informada no item "c" desta nota, sendo a mesma utilizada para o período anterior.

04.01 - NOTAS EXPLICATIVAS

d) Usina Termelétrica Jacuí

Em 12.03.1999 a Companhia, cumprindo exigências do Edital de Privatização, comunicou à ANEEL a sua intenção de concluir a obra da UTE Jacuí, tendo recebido em resposta formal, a informação de que aquela Agência julgou adequado o cumprimento pela Companhia das disposições no referido Edital. A Administração da Companhia está envidando todos os esforços no sentido de definir com o Órgão Regulador, os requisitos indispensáveis à consecução do projeto.

Paralelamente, desenvolvem-se as atividades de seleção de empresas para conclusão da obra, suprimento de combustível, financiamento e atualização de estudos ambientais.

e) Capacidade de recuperação através de operações futuras

A Companhia, com base em projeções preliminares de fluxo de caixa futuro descontado para valor presente, elaboradas internamente, avaliou que alguns ativos não serão recuperados pelas suas operações futuras. A Administração da Companhia entende que esses ativos, no conjunto, produzirão fluxo de caixa positivo.

f) Apropriação dos encargos financeiros e efeitos inflacionários

Os encargos financeiros e efeitos inflacionários vinculados a empréstimos e financiamentos, foram reconhecidos da seguinte forma, em consonância com a Instrução Geral nº 36 do Plano de Contas do Serviço Público de Energia Elétrica e a Instrução CVM nº 193, de 11.07.1996:

	Controladora	
	31.03.2000	**31.03.1999**
Encargos financeiros		
Apropriados no Resultado	32.086	29.986
Transferidos para as Imobilizações em Curso	(5.619)	(4.656)
	26.467	**25.330**
Efeitos inflacionários		
Apropriados no Resultado	(26.117)	188.072
Transferidos para as Imobilizações em Curso	14	(701)
	(26.103)	**187.371**

g) Indisponibilidade dos bens

De acordo com os artigos 63 e 64 do Decreto nº 41.019, de 26 de fevereiro de 1957, os bens e instalações utilizados na produção, transmissão, distribuição, inclusive comercialização de energia

elétrica, são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Órgão Regulador.

h) Bens da União utilizados pela Companhia

A Companhia exerce a posse e opera a Usina Termelétrica Alegrete, composta de duas unidades geradoras com capacidade total de 66 MW e uma vila residencial com 15 casas, localizada no município de Alegrete – RS, de titularidade da União e cedida em regime especial de utilização.

1.03.03 - Ativo diferido

A Companhia tem registrado neste subgrupo os gastos abaixo relacionados:

- Implantação do Sistema de Gestão Empresarial - ORACLE - R$ 2.606;
- Instalação da nova Sede Social da Companhia em edifício localizado no centro de Florianópolis – SC - R$ 477.

NOTA 10 - EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	Controladora					
	31.03.2000			31.12.1999		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	43.252	484.422	527.674	37.800	498.956	536.756
Instituições financeiras	40.924	113.996	154.920	34.083	89.639	123.722
	84.176	**598.418**	**682.594**	**71.883**	**588.595**	**660.478**
Moeda Nacional						
ELETROBRÁS	29.896	487.818	517.714	29.719	490.921	520.640
Fornecedores	15.379	12.826	28.205	19.342	16.746	36.088
Fundação ELOS	6.294	67.060	73.354	6.091	66.941	73.032
	51.569	**567.704**	**619.273**	**55.152**	**574.608**	**629.760**
	135.745	**1.166.122**	**1.301.867**	**127.035**	**1.163.203**	**1.290.238**

04.01 - NOTAS EXPLICATIVAS

b) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:


Dívida Externa em Março/2000
69.427
10%
Euro
85.490
12%
Libra Esterlina
87.304
13%
Marco Alemão
440.373
65%
Dolar Norte Americano


Dívida Externa em Dezembro/1999
72.989
11%
Euro
88.749
13%
Libra Esterlina
92.594
14%
Marco Alemão
406.146
62%
Dolar Norte Americano

c) mutação no trimestre

Circulante

Saldo em 31.12.1999	**127.035**
Pagamentos	(30.578)
Transferências do longo prazo	15.409
Reescalonamento (longo prazo)	(6.860)
Encargos gerados no trimestre	32.663
Encargos até 06.01.2000 da dívida assumida pela GERASUL relativo compra da UTE William Arjona.	772
Variações monetárias geradas no trimestre	(2.696)
Saldo em 31.03.2000	**135.745**

Exigível a Longo Prazo

Saldo em 31.12.1999	**1.163.203**
Novos Financiamentos	35.467
Transferências para o circulante	(15.409)
Transferências do circulante	6.860
Encargos gerados no trimestre	(577)
Variações monetárias geradas no trimestre	(23.422)
Saldo em 31.03.2000	**1.166.122**

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04.01 - NOTAS EXPLICATIVAS

d) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:


Perfil da Divida
700.000
600.000
500.000
400.000
300.000
200.000
100.000
0
92.638 103.416
85.726 83.187
94.901 92.479
119.552 116.740
128.991 126.332
644.314 641.049
2001
2002
2003
2004
2005
Após 2005 até 2024
Março/00
Dezembro/99

e) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Mercado interno

Taxas fixas de 6,00% a 12,00% a.a. (1999, de 6,00% a 12,00% a.a.)
Taxas flutuantes: não aplicável

Mercado externo

Taxas fixas de 3,00% a 12,50% a.a. (1999, de 3,00% a 12,50% a.a.)
Taxas flutuantes de 3,12% a 10,78% a.a. (1999, de 3,12% a 10,78% a.a.)

A taxa média ponderada no período foi de:
Mercado Interno: 8,73% a.a.
Mercado Externo: 6,88% a.a.

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NOTA 11 - CONCESSÕES A PAGAR

A Companhia Energética Meridional - CEM pagará à UNIÃO pela outorga da concessão para exploração do potencial de energia hidráulica do aproveitamento hidrelétrico Cana Brava, os valores abaixo indicados, em parcelas mensais equivalentes a 1/12 (um doze avos) dos respectivos valores de pagamento anual, com atualização baseada na variação anual do Índice Geral de Preços – Mercado – IGP-M:

Ano	Anual	Total
1°	1	1
2° ao 6°	-	-
7° ao 25°	680	12.920
26° ao 35°	61.280	612.800
		625.721

O fluxo de pagamento acima está previsto na Cláusula Sexta do Contrato de Concessão. Buscando refletir adequadamente, no patrimônio, a outorga da concessão e a respectiva obrigação perante à União, a CEM registrou o seu valor no ativo imobilizado e no passivo exigível a longo prazo.

Considerando que os valores contratuais estão a preços futuros, a CEM procedeu ao seu ajuste a valor presente com base na taxa de desconto de 10% a.a., prevista no Edital de Concorrência n° 04/97 para a licitação da referida concessão.

NOTA 12 - DEBÊNTURES

A Companhia Energética Meridional – CEM teve aprovação da Assembléia Geral realizada em 30.12.1998, para a emissão pública de 18.000 debêntures não conversíveis em ações, no valor unitário de R$ 10.000,00 referidos a 01.04.1998.

Em 19 de maio de 1999 a CEM assinou com o Banco Nacional de Desenvolvimento Econômico e Social – BNDES, o Contrato de Subscrição e Integralização de Debêntures n° 98.2.654.3.1, tendo sido subscritas e integralizadas, no período de maio a dezembro de 1999, o montante de 7.773 debêntures, no valor total de R$ 87.897.

As debêntures são remuneradas com base na TJLP mais 4% a.a., com pagamento dos juros semestralmente, no período de 01.10.1999 até 01.04.2013.

O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao valor nominal das debêntures.

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A amortização do valor nominal das debêntures terá início em 01.10.2003 com vencimento final em 01.04.2013, e ocorrerá semestralmente com base em programação de amortização crescente que varia de 3,0625%, na primeira amortização, a 7,5737% na última parcela, com vencimento em 01.04.2013.

Neste trimestre foi deliberado através da Assembléia Geral Extraordinária da CEM, realizada em 10.01.2000, o cancelamento do saldo de 10.227 debêntures não conversíveis em ações, por ter encerrado o prazo de distribuição pública primária.

A Administração da CEM está gestionando com o BNDES a transformação do saldo não subscrito do Contrato de Subscrição e Integralização de Debêntures em financiamento.

NOTA 13 - TRIBUTOS E CONTRIBUIÇÕES SOCIAIS

Composição do saldo atual:

	Controladora					Consolidado				
	31.03.2000			31.12.1999		31.03.2000			31.12.1999	
	Parcelas vincendas	Circulante	Longo prazo	Parcelas vincendas	Total	Parcelas vincendas	Circulante	Longo prazo	Parcelas vincendas	Total
Contribuição Social										
Corrente	-	1.900	-	-	-	-	1.900	-	-	-
Imp.Renda Pessoa Jurídica										
Parcelamento em 120 meses	50	985	3.120	53	4.275	50	985	3.120	53	4.275
Corrente	-	5.198	-	-	-	-	5.198	-	-	-
		6.183	**3.120**		**4.275**		**6.183**	**3.120**		**4.275**
COFINS										
Parcelamento em 120 meses	50	5.804	18.381	53	25.183	50	5.804	18.381	53	25.183
Parcelamento em 72 meses	55	11.025	39.507	58	51.363	55	11.025	39.507	58	51.363
Corrente	-	10.110	-	-	9.316	-	10.114	-	-	9.327
		26.939	**57.888**		**85.862**		**26.943**	**57.888**		**85.873**
PIS/PASEP										
Parcelamento em 72 meses	55	282	1.011	58	1.315	55	282	1.011	58	1.315
Corrente	-	639	-	-	467	-	640	-	-	469
		921	**1.011**		**1.782**		**922**	**1.011**		**1.784**
INSS										
Parcelamento em 240 meses	155	830	9.887	158	10.821	155	830	9.887	158	10.821
Parcelamento em 96 meses	54	304	1.065	57	1.438	57	304	1.065	57	1.438
Corrente	-	594	-	-	775	-	603	-	-	775
		1.728	**10.952**		**13.034**		**1.737**	**10.952**		**13.034**
Outros	-	**2.325**	-	-	**2.443**	-	**2.331**	-	-	**2.453**
		39.996	**72.971**		**107.396**		**40.016**	**72.971**		**107.419**

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04.01 - NOTAS EXPLICATIVAS

NOTA 14 – PROVISÕES - FUNDAÇÃO ELOS

	Controladora			
	31.03.2000		31.12.1999	
	Circulante	Longo prazo	Circulante	Longo prazo
Despesas administrativas	16.257	-	15.362	-
Complementação aposentadoria - SB 40	23.461	66.895	22.989	72.795
Contribuição suplementar	1.216	-	1.048	-
	40.934	66.895	39.399	72.795

A rubrica "Complementação aposentadoria - SB 40" refere-se a conversão de aposentadorias especiais em aposentadorias por tempo de serviço.

NOTA 15 – PROVISÕES – OUTRAS

	Controladora			
	31.03.2000		31.12.1999	
	Circulante	Longo prazo	Circulante	Longo prazo
Programa de reestruturação (1)	4.564	-	4.874	-
Provisão para grandes manutenções (2)	12.161	6.283	8.653	8.984
Outras	230	-	149	-
	16.955	6.283	13.676	8.984

1) Os valores provisionados sob o título de "Programa de reestruturação" referem-se, substancialmente ao Programa de Demissão Incentivada, o qual tem como benefício financeiro 1,2 remuneração por ano de trabalho na Companhia, mais assitência médico-hospitalar durante 12 meses e pagamento do fundo de pensão por 2 anos. Relativamente aos empregados que vierem a adquirir condição de aposentadoria pelo INSS nos próximos 5 anos, a Companhia assume o custo da contribuição ao fundo de pensão até aquela data. O referido programa tem finalidade de adequar a Companhia ao ambiente competitivo do mercado. O prazo para adesão encerrou-se em 30.04.1999, com um prazo até 6 meses para o desligamento, exceto para o corpo gerencial, cuja data limite será 30.04.2000.

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04.01 - NOTAS EXPLICATIVAS

2) Os valores provisionados sob o título "Provisão para Grandes Manutenções" referem-se à estimativa dos gastos necessários à preservação das condições de operação do parque gerador, efetuada com base em plano executivo de manutenções programadas, cujas realizações estão previstas para os seguintes períodos:

	Circulante	Longo Prazo
1999	3.637	-
2000	5.969	-
2001	2.555	-
2002	-	4.072
Após 2002 até 2007	-	2.211
	12.161	**6.283**

NOTA 16 - PROVISÕES PARA CONTINGÊNCIAS

As provisões para contingências contemplam todos os riscos trabalhistas, tributários e cíveis que são de conhecimento da Companhia, cujos valores são estimados pelo órgão jurídico e encontram-se atualizados até 31.03.2000 pelos índices utilizados pelo poder judiciário.

NOTA 17 - OBRIGAÇÕES ESPECIAIS

	Controladora	
	31.03.2000	**31.12.1999**
Doações e subvenções destinadas a investimentos	47.880	47.880
Reversão e amortização	2.230	2.230
Participação da União	3.758	3.758
Outras	2.639	2.639
	56.507	**56.507**

Em virtude de sua natureza, estas contas não representam obrigações financeiras efetivas e, desta forma, não devem ser incluídas como exigibilidades, para fins de determinação de indicadores econômico-financeiros.

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NOTA 18 - PATRIMÔNIO LÍQUIDO

a) Capital social autorizado

A Companhia está autorizada a aumentar o seu capital social até o limite de R$ 4.500.000, independentemente de reforma estatutária.

b) Capital social subscrito e integralizado

O capital social, no valor de R$ 2.085.977, está representado por 539.091.216.176 ações, sendo 454.100.458.846 ações ordinárias, 73.460.000 ações preferenciais da classe A e 84.917.297.330 ações preferenciais da classe B, todas sem valor nominal. O valor patrimonial da ação por lote de mil, em 31 de março de 2000 é de R$ 4,22 (R$ 4,11 em 31.12.1999).

As ações preferenciais não garantem direito a voto e não são conversíveis em ações ordinárias, entretanto, gozam de prioridade no reembolso do capital e na distribuição de dividendos, às taxas anuais de 8,00%, no caso de ações de classe "A" e de 6,00%, para as de classe "B", calculadas sobre o capital social das respectivas classes de ações.

O quadro societário da Companhia, em 31.03.2000, está assim constituído:


Participação no Capital Total
BNDESPAR
2,17%
OUTROS
21,82%
FND
0,44%
UNIÃO
5,04%
TRACTEBEL SUL
70,53%

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Participação no Capital Votante (ações Ordinárias)
BNDESPAR
0,59%
OUTROS
16,00%
FND
0,52%
UNIÃO
5,62%
TRACTEBEL SUL
77,27%


Ações Preferenciais
TRACTEBEL SUL
34,53%
OUTROS
52,87%
BNDESPAR
10,60%
UNIÃO
2,00%

	Controladora	
	31.03.2000	31.12.1999
c) Reserva de Capital		
Remuneração de bens e direitos constituídos com capital próprio	91.695	91.695
d) Reservas de Lucros		
Reserva legal	381	381
Reserva de retenção de lucros	5.437	5.437
	5.818	5.818
e) Lucros Acumulados	93.596	30.160

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NOTA 19 - ENTIDADE FECHADA DE PREVIDÊNCIA PRIVADA

A Companhia é patrocinadora da Fundação Eletrosul de Previdência e Assistência Social - ELOS, entidade sem fins lucrativos que tem como objetivo básico a complementação de aposentadoria aos seus empregados. A Fundação adota o plano do tipo benefício definido, com regime financeiro de capitalização.

A contribuição da Companhia corresponde a duas vezes a contribuição de seus empregados. Contribui, ainda, com 1,2% sobre a folha de salários, com o objetivo de amortizar as reservas da Fundação, em consonância com o plano de custeio e cálculos atuariais. A contribuição relativa ao 1° trimestre de 2000 foi de R$ 1.126 (R$ 1.113 em 1999).

As despesas administrativas da Fundação estão contempladas no capítulo de custeio do seu regulamento do Plano de Benefícios e são de responsabilidade das patrocinadoras, não podendo exceder a 15% do total das receitas previdenciais.

Conforme prevê o Regulamento do Plano de Benefícios da Fundação, a Companhia é responsável pelo ônus decorrente da conversão de aposentadorias especiais em aposentadorias por tempo de serviço, concernentes aos seus empregados e aqueles que se encontravam em benefício na data da cisão da ELETROSUL. O montante desse compromisso encontra-se provisionado sob o título de "complementação de aposentadoria - SB 40" (Ver Nota 14).

A última revisão atuarial procedida na Fundação ELOS foi em 31 de dezembro de 1999 e apresentou superávit técnico de R$ 48.872, relativamente às reservas matemáticas de responsabilidade da Companhia, demonstradas a seguir:

	Controladora 31.12.1999
Reservas técnicas	**503.995**
Reservas matemáticas	
Benefícios concedidos	397.818
Benefícios a conceder	71.452
Reservas a amortizar	(14.147)
	455.123
Superavit técnico	
Reserva de contingência	**48.872**

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NOTA 20 - INSTRUMENTOS FINANCEIROS

A utilização de instrumentos financeiros, pela companhia, tem como objetivo proteger seus ativos e passivos, minimizando a exposição a riscos de mercado, principalmente no que diz respeito às oscilações de taxas de juros, índices de preços e moedas.

Estes riscos são monitorados pelo Comitê de Gestão Financeira, que periodicamente avalia a exposição da Companhia e propõe estratégias operacionais, sistema de controle, limites de posição e limites de crédito com os demais parceiros do mercado.

A situação dos instrumentos financeiros, está devidamente explicitada nas Notas 5 e 10.

NOTA 21 - SEGUROS

A controlada contratou seguro com Bradesco Seguros para cobertura de todos os riscos envolvidos no projeto Cana Brava. A importância segurada foi de R$ 962.087, com vigência de 31.05.1999 a 15.01.2003 para os riscos de engenharia e 2 anos após a entrada em operação da 3ª unidade, prevista para 15.01.2003, para os danos de propriedade e interrupção de negócio.

NOTA 22 - EVENTOS SUBSEQÜENTES

1. Em 05 de abril de 2000, a Companhia Energética Meridional assinou o Contrato de Financiamento Mediante Abertura de Crédito nº 98.2.654.3.3 com o Banco Nacional de Desenvolvimento Econômico e Social – BNDES, em substituição ao saldo de 10.227 debêntures não subscritas nem integralizadas, do contrato 98.2.654.3.1, canceladas devido ao encerramento do prazo de distribuição em 03.01.2000. O novo contrato de financiamentos tem as seguintes características:
   Total do crédito: R$ 114.000 referidos a 03.01.2000
   Juros: taxa de 4% a.a. acima da TJLP
   Vencimento dos juros: trimestral
   Prazo para utilização do crédito: 36 meses a contar da data de assinatura do contrato
   Amortização: 117 parcelas mensais com início em 15.08.2003

2. Em 08.04.2000, a Campos Novos Energia S.A. – ENERCAN, publicou no Jornal Diário Catarinense, comunicado que obteve da Fundação do Meio Ambiente – FATMA, a licença ambiental de instalação para implantação da UHE Campos Novos, o que confirma a expectativa da Companhia em receber, a curto prazo, o valor da indenização a que tem direito, conforme mencionado na Nota 6.

3. Em 17.04.2000 a Companhia subscreveu e integralizou capital na Companhia Energética Meridional – CEM, no valor de R$ 12.000, com a utilização de 12 bônus de subscrição em

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04.01 - NOTAS EXPLICATIVAS

ações, elevando sua participação para 71.009.996 ações, sendo 27.676.665 ordinárias (99,99%) e 43.333.331 preferenciais (100%).

Conselho de Administração

Maurício Stolle Bähr (Presidente)
Wim Heyselberghs
Christian Biebuyck
Victor-Frank de Paula Rosa Paranhos
Eric DeMuynck
Manoel Arlindo Zaroni Torres
Luiz Antônio Barbosa

Diretoria Executiva

Manoel Arlindo Zaroni Torres
Diretor Presidente

Laércio Dias
Diretor Administrativo e Financeiro e de Relações com Investidores

José Carlos Cauduro Minuzzo
Diretor de Produção de Energia

Gil de Methódio Maranhão Neto
Diretor de Desenvolvimento de Negócios

Roberto Dorval Quadros
Diretor de Implantação de Projetos

Departamento de Contabilidade

Waltamir Barreiros
Contador – CRC SC 008283/O-8

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05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

A evolução do resultado do trimestre, ao longo dos meses de sua formação, é a seguir demonstrada:

	2000				1999
Descrição	Janeiro	Fevereiro	Março	Total	1° Trim. (reclassificado)
Receita Bruta	**78.369**	**77.264**	**96.917**	**252.550**	**185.259**
Suprimento de Energia Elétrica	53.065	51.357	77.062	181.484	135.857
Subvenção Combustível - CCC	24.641	25.561	20.248	70.450	49.334
Outras Receitas	663	346	(393)	616	68
Deduções da Receita Bruta	**(2.862)**	**(2.772)**	**(3.539)**	**(9.173)**	**(5.723)**
Impostos e Contrib.sobre a Receita	(2.862)	(2.772)	(3.539)	(9.173)	(5.723)
Receita Líquida	**75.507**	**74.492**	**93.378**	**243.377**	**179.536**
Custo dos Produtos Vendidos	(43.443)	(42.185)	(44.703)	(130.331)	(99.767)
Resultado Bruto	**32.064**	**32.307**	**48.675**	**113.046**	**79.769**
Despesas Operacionais	**(15.194)**	**7.908**	**(8.485)**	**(15.771)**	**(228.673)**
Com Vendas	(277)	(278)	(278)	(833)	(833)
Gerais e Administrativas	(3.465)	3.282	(6.912)	(7.095)	(11.055)
Financeiras Líquidas	(11.452)	4.904	(1.295)	(7.843)	(216.785)
Resultado Operacional	**16.870**	**40.215**	**40.190**	**97.275**	**(148.904)**
Resultado Não Operacional	37	(20)	3	20	(1.202)
Resultado Antes dos Tributos	**16.907**	**40.195**	**40.193**	**97.295**	**(150.106)**
Imposto de Renda	(4.432)	(10.232)	(10.232)	(24.896)	36.636
Contribuição Social	(1.595)	(4.488)	(2.880)	(8.963)	11.724
Lucro (Prejuízo) do Trimestre	**10.880**	**25.475**	**27.081**	**63.436**	**(101.746)**

Para efeito de comparabilidade, estamos reclassificando no 1° trimestre de 1999, o valor de R$ 2.126 relativo a rubrica de Uso de Bem Público – UBP, de Deduções da Receita Bruta para Custo de Bens e/ou Serviços Vendidos.

3.01.01 – Suprimento de Energia Elétrica

O aumento verificado neste trimestre, em relação a igual período de 1999, refere-se basicamente a:

- reajuste tarifário de 12,78%, com vigência a partir de 06.09.99, conforme Resolução ANEEL n° 264, de 03.09.99;
- incremento de aproximadamente 4% na venda de energia;

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05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

- reversão da provisão efetuada em dezembro de 1999, relativa a energia de curto prazo a pagar, no valor de R$ 3.600;

- registro do valor de R$ 18.447 relativo energia de curto prazo do período de setembro a dezembro de 1999, conforme demonstrativo da ASMAE de 23.03.2000.

A energia de curto prazo referente ao período de janeiro a março de 2000 não foi contabilizada em virtude da ASMAE não ter divulgado os valores a serem faturados.

3.04 – Custo de Bens e/ou Serviços Vendidos


72.000
67.500
63.000
58.500
54.000
49.500
45.000
40.500
36.000
31.500
27.000
22.500
18.000
13.500
9.000
4.500
0
8.778
9.017
5.550
70.450
49.334
3.602
3.715
32.532
33.276
9.419
4.425
PESSOAL
COMPRA ENERGIA
SUBV.CCC
ROYALTIES
DEPRECIAÇÃO
OUTROS
1° TRIM/00
1° TRIM/99

3.04.04 - Subvenção de Combustível – CCC

O incremento nesta rubrica, em relação a igual período de 1999, deve-se ao maior consumo de combustíveis, decorrente do regime de operação das usinas térmicas, conforme determinação do Operador Nacional do Sistema Elétrico – ONS.

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05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

3.06.02 – Gerais e Administrativas


22.000
18.000
14.000
10.000
6.000
2.000
(2.000)
(6.000)
(10.000)
(14.000)
(18.000)
(22.000)
6.763
5.069
1.995
1.097
693
16.880
(14.304)
(19.568)
11.948
7.577
PESSOAL
SERV.TERC.
PROVISÕES OPERAC.
SÕES
AC.
OUTROS
1º TRIM/00
1º TRIM/99

3.06.02.01 – Pessoal

A variação apresentada nesta rubrica em relação a igual período de 1999, refere-se: i) ao reajuste salarial na data-base novembro de 1999 de 6,89%; e ii) incremento de cerca de 17%, em decorrência de adequações salariais realizadas em consonância com o Plano de Reestruturação da Companhia.

3.06.02.04 – Reversão de Provisões Operacionais

Neste trimestre foram efetuadas reversões de provisões operacionais no montante de R$ 14.304, referente a realização das provisões constituídas, que no momento do pagamento são apropriadas nas devidas naturezas das despesas .

3.06.03 – Financeiras

3.06.03.02.04 – Variação Monetária s/Empréstimos e Financiamentos

O resultado financeiro deste trimestre em relação ao mesmo período do ano anterior, apresentou redução significativa nas despesas de variações monetárias, em função da valorização do Real frente às moedas que atualizam a dívida externa.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

O comportamento da cesta de moedas estrangeiras e a respectiva média ponderada, calculada proporcionalmente ao montante das dívidas em cada uma das moedas, pertinentes aos contratos que afetam o resultado, está demonstrado a seguir:


Variação % das Moedas
50,00
45,00
40,00
35,00
30,00
25,00
20,00
15,00
10,00
5,00
0,00
(5,00)
(10,00)
42,47
30,39
38,52
39,66
(2,33)
(7,38)
(3,67)
(7,38)
(3,66)
US$
DM
L
EUR
média ponderada
1° Trim/00
1° Trim/99

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2000	4 - 31/12/1999
1	Ativo Total	4.289.818	4.215.421
1.01	Ativo Circulante	194.038	145.491
1.01.01	Disponibilidades	258	811
1.01.02	Créditos	129.014	100.797
1.01.02.01	Concessionárias	93.580	64.960
1.01.02.02	Títulos e Valores Mobiliários	35.411	35.821
1.01.02.03	Outros	23	16
1.01.03	Estoques	5.414	4.767
1.01.04	Outros	59.352	39.116
1.01.04.01	Créditos da Cta Cons. Combustível - CCC	22.310	20.872
1.01.04.02	Tributos e Contrib. Sociais a Recuperar	4.803	4.392
1.01.04.03	Alienações, Desativ., Serv.e Disp.Reemb.	9.470	8.155
1.01.04.04	Concessões Licitadas	18.230	0
1.01.04.05	Despesas Pagas Antecipadamente	725	1.269
1.01.04.06	Outros	3.814	4.428
1.02	Ativo Realizável a Longo Prazo	247.482	289.735
1.02.01	Créditos Diversos	0	0
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	247.482	289.735
1.02.03.01	Concessões Licitadas	0	18.086
1.02.03.02	Concessões a Licitar	2.713	2.648
1.02.03.03	Depósitos Vinculados a Litígios	9.116	12.067
1.02.03.04	Títulos e Valores Mobiliários	4.512	0
1.02.03.05	Créditos Fiscais Diferidos	217.556	244.316
1.02.03.06	Tributos e Contrib. Sociais a Recuperar	10.797	9.830
1.02.03.07	Outros	2.788	2.788
1.03	Ativo Permanente	3.848.298	3.780.195
1.03.01	Investimentos	17.055	16.975
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	0	0
1.03.01.03	Outros Investimentos	17.055	16.975
1.03.01.03.01	Bens e Direitos p/Uso Futuro - Terrenos	1.683	1.603
1.03.01.03.02	Participações Societárias Permanentes	3.213	3.213
1.03.01.03.03	Outros	12.159	12.159
1.03.02	Imobilizado	3.825.377	3.757.675
1.03.03	Diferido	5.866	5.545

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2000	4 - 31/12/1999
2	Passivo Total	4.289.818	4.215.421
2.01	Passivo Circulante	320.524	300.136
2.01.01	Empréstimos e Financiamentos	135.745	127.035
2.01.02	Debêntures	0	2.114
2.01.03	Fornecedores	51.076	36.724
2.01.04	Impostos, Taxas e Contribuições	40.016	31.718
2.01.05	Dividendos a Pagar	89	89
2.01.06	Provisões	62.759	57.271
2.01.06.01	Fundação ELOS	40.934	39.399
2.01.06.02	Trabalhistas	4.870	4.196
2.01.06.03	Outras	16.955	13.676
2.01.07	Dívidas com Pessoas Ligadas	9.358	13.431
2.01.08	Outros	21.481	31.754
2.01.08.01	Partic.Empregados Lucros ou Resultados	2.300	2.300
2.01.08.02	Reserva Global de Reversão	6.932	7.224
2.01.08.03	Compensação Financ.p/Utiliz.Rec.Hídricos	2.444	2.502
2.01.08.04	Grupo Coord.de Oper.Interligadas - GCOI	912	5.020
2.01.08.05	Outros	8.893	14.708
2.02	Passivo Exigível a Longo Prazo	1.692.208	1.701.635
2.02.01	Empréstimos e Financiamentos	1.166.122	1.163.203
2.02.02	Debêntures	87.897	86.682
2.02.03	Provisões	257.590	269.625
2.02.03.01	Fundação ELOS	66.895	72.795
2.02.03.02	Contingências	184.412	187.846
2.02.03.03	Outras	6.283	8.984
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	180.599	182.125
2.02.05.01	Tributos e Contribuições Sociais	72.971	75.701
2.02.05.02	Concessões a Pagar	51.121	49.917
2.02.05.03	Obrigações Especiais	56.507	56.507
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	0	0
2.05	Patrimônio Líquido	2.277.086	2.213.650
2.05.01	Capital Social Realizado	2.085.977	2.085.977
2.05.02	Reservas de Capital	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	5.818	5.818
2.05.04.01	Legal	381	381
2.05.04.02	Estatutária	0	0

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2000	4 -31/12/1999
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	5.437	5.437
2.05.04.06	Especial p/ Dividendos Não Distribuidos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuizos Acumulados	93.596	30.160

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2000 a 31/03/2000	4 - 01/01/2000 a 31/03/2000	5 - 01/01/1999 a 31/03/1999	6 - 01/01/1999 a 31/03/1999
3.01	Receita Bruta de Vendas e/ou Serviços	252.550	252.550	185.259	185.259
3.01.01	Suprimento de Energia Elétrica	181.484	181.484	135.857	135.857
3.01.02	Subvenção Combustível - CCC	70.450	70.450	49.334	49.334
3.01.03	Outras	616	616	68	68
3.02	Deduções da Receita Bruta	(9.173)	(9.173)	(5.723)	(5.723)
3.02.01	Imposto e Contribuições	(9.173)	(9.173)	(5.723)	(5.723)
3.03	Receita Liquida de Vendas e/ou Serviços	243.377	243.377	179.536	179.536
3.04	Custo de Bens e/ou Serviços Vendidos	(130.331)	(130.331)	(99.767)	(99.767)
3.04.01	Pessoal	(8.778)	(8.778)	(9.017)	(9.017)
3.04.02	Material	(1.648)	(1.648)	(1.535)	(1.535)
3.04.03	Serviço de Terceiro	(2.918)	(2.918)	(2.530)	(2.530)
3.04.04	Combustível p/Prod.Energ.Elétrica - CCC	(70.450)	(70.450)	(49.334)	(49.334)
3.04.05	Combustível p/Prod.Energ.Elétrica	(1.388)	(1.388)	0	0
3.04.06	Compens.Financ.p/Utiliz.Rec.Hídricos	(3.602)	(3.602)	(3.715)	(3.715)
3.04.07	Depreciação / Amortização	(32.532)	(32.532)	(33.276)	(33.276)
3.04.08	Energia Elétrica Comprada p/Revenda	(5.550)	(5.550)	0	0
3.04.09	Uso de Bem Público - UBP	(2.126)	(2.126)	(2.126)	(2.126)
3.04.10	Outras	(1.339)	(1.339)	1.766	1.766
3.05	Resultado Bruto	113.046	113.046	79.769	79.769
3.06	Despesas/Receitas Operacionais	(15.771)	(15.771)	(228.673)	(228.673)
3.06.01	Com Vendas	(833)	(833)	(833)	(833)
3.06.02	Gerais e Administrativas	(7.095)	(7.095)	(11.055)	(11.055)
3.06.02.01	Pessoal	(6.763)	(6.763)	(5.069)	(5.069)
3.06.02.02	Serviço de Terceiro	(1.995)	(1.995)	(1.097)	(1.097)
3.06.02.03	Constituição de Provisões Operacionais	(693)	(693)	(16.880)	(16.880)
3.06.02.04	Reversão de Provisões Operacionais	14.304	14.304	19.568	19.568
3.06.02.05	Outras	(11.948)	(11.948)	(7.577)	(7.577)

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2000 a 31/03/2000	4 - 01/01/2000 a 31/03/2000	5 - 01/01/1999 a 31/03/1999	6 - 01/01/1999 a 31/03/1999
3.06.03	Financeiras	(7.843)	(7.843)	(216.785)	(216.785)
3.06.03.01	Receitas Financeiras	1.581	1.581	6.055	6.055
3.06.03.01.01	Rendas de Aplicações Financeiras	930	930	5.521	5.521
3.06.03.01.02	Variação Monetária	144	144	0	0
3.06.03.01.03	Outras	507	507	534	534
3.06.03.02	Despesas Financeiras	(9.424)	(9.424)	(222.840)	(222.840)
3.06.03.02.01	Encargos de Dividas	(26.467)	(26.467)	(25.330)	(25.330)
3.06.03.02.02	Encargos s/Tributos e Contrib.Sociais	(2.604)	(2.604)	(3.813)	(3.813)
3.06.03.02.03	Outras	(5.252)	(5.252)	(4.264)	(4.264)
3.06.03.02.04	Variação Monetária s/Empr.Financiamento	26.103	26.103	(187.371)	(187.371)
3.06.03.02.05	Variação Monetária - Outras	(1.204)	(1.204)	(2.062)	(2.062)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	0	0	0	0
3.07	Resultado Operacional	97.275	97.275	(148.904)	(148.904)
3.08	Resultado Não Operacional	20	20	(1.202)	(1.202)
3.08.01	Receitas	69	69	110	110
3.08.02	Despesas	(49)	(49)	(1.312)	(1.312)
3.09	Resultado Antes Tributação/Participações	97.295	97.295	(150.106)	(150.106)
3.10	Provisão para IR e Contribuição Social	(7.098)	(7.098)	0	0
3.10.01	Imposto de Renda	(5.198)	(5.198)	0	0
3.10.02	Contribuição Social	(1.900)	(1.900)	0	0
3.11	IR Diferido	(26.761)	(26.761)	48.360	48.360
3.11.01	Imposto de Renda	(19.698)	(19.698)	36.636	36.636
3.11.02	Contribuição Social	(7.063)	(7.063)	11.724	11.724
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2000 a 31/03/2000	4 - 01/01/2000 a 31/03/2000	5 - 01/01/1999 a 31/03/1999	6 - 01/01/1999 a 31/03/1999
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.14	Participações Minoritárias	0	0	0	0
3.15	Lucro/Prejuizo do Período	63.436	63.436	(101.746)	(101.746)
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	539.091.216	539.091.216	539.091.216	539.091.216
	LUCRO POR AÇÃO	0,00012	0,00012		
	PREJUÍZO POR AÇÃO			(0,00019)	(0,00019)

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08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Não estamos comentando o desempenho consolidado, em virtude da controlada da GERASUL encontrar-se em fase pré-operacional.

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

09.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1- ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
7 - TIPO DE EMPRESA		8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Mil)		9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Mil)	
01	COMPANHIA ENERGÉTICA MERCOSUL	02.201.268/0001-17	ABERTA CONTROLADA	99,99	2,59
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		59.010		59.010	

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15.01 - PROJETOS DE INVESTIMENTO

1. Usina Hidrelétrica de Itá

A Companhia está construindo a Usina Hidrelétrica de Itá em parceria com outras empresas, através de consórcio, cuja composição é a seguinte:

Consorciado	Participação %
GERASUL	38,92
CSN - Companhia Siderúrgica Nacional	29,78
OPP - Polietilenos S.A - PSA	17,86
OPP - Petroquímica S.A	11,91
Companhia de Cimento Itambé - ITAMBÉ	1,53

As principais características do empreendimento são as seguintes:

- Potência nominal instalada: 1.450 MW
- Número de máquinas: 5 unidades de 290 MW
- Energia garantida: 668 MW médios
- Localização: Rio Uruguai, na fronteira dos Estados do Rio Grande do Sul e Santa Catarina
- Operação: a cargo da GERASUL, através de um contrato de prestação de serviços de operação e manutenção, firmado com as demais empresas consorciadas
- Operação Comercial:
  - Unidade 1: 30/06/2000
  - Unidade 2: 30/09/2000
  - Unidade 3: 30/01/2001
  - Unidade 4: 30/04/2001
  - Unidade 5: 30/09/2001
- Em 31/03/2000, a obra apresentava os seguintes índices de realização:
  Obras Civis: 99,5%
  Montagem eletromecânica: 82,0%
  Avanço físico global: 95,0%

Com a conclusão do projeto, a GERASUL terá direito a 260 MW da energia garantida, o que corresponde à sua participação no consórcio. Além disso, a Companhia poderá comercializar 9% adicionais da energia atribuída aos demais consorciados, a um custo prefixado de US$ 15/MWh. A Companhia poderá comercializar livremente a sua participação na disponibilidade de potência e energia, inclusive a secundária, conforme as regras de comercialização do ONS e do MAE vigentes, exceto durante o período dos Contratos Iniciais.

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15.01 - PROJETOS DE INVESTIMENTO

- Investimentos previstos a preços de 31 de dezembro de 1999:

Ano	R$ Milhões
2000	53,0
2001	7,0

2. Usina Hidrelétrica Machadinho

Também em parceria, está sendo construída a Usina Hidrelétrica Machadinho, conforme quadro a seguir:

Consorciado	Participação %
Alcoa Aluminio S.A	19,72
GERASUL	16,94
CELESC	12,16
Companhia Brasileira de Alumínio	9,04
S.A Industria Votorantim	7,88
Cia. de Cimento Portland Rio Branco	7,88
Vale Sul Alumínio S.A	7,28
CEEE	4,86
Camargo Corrêa Industrial	4,63
COPEL	4,32
INEPAR	2,89
Departamento Municipal de Eletricidade - DME	2,40

As principais características da Usina Hidrelétrica Machadinho são as seguintes:

- Potência nominal instalada: 1.140 MW
- Número de máquinas: 3 unidades de 380 MW
- Energia garantida: 473 MW médios
- Localização: Rio Pelotas, no Estado do Rio Grande do Sul
- Operação: a cargo da GERASUL, conforme definido no contrato de constituição do Consórcio
- Operação Comercial:
  - Unidade 1: 31/08/2002
  - Unidade 2: 31/12/2002
  - Unidade 3: 30/04/2003

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15.01 - PROJETOS DE INVESTIMENTO

- Em 31/03/2000, a obra apresentava os seguintes índices de realização física:
  Projeto Executivo: 78,98%
  Projetos sócio-ambientais: 47,41%
  Obras civis: 56,95%
  Fornecimento de equipamentos: 30,34%
  Montagem eletromecânica: 16,57%
  Avanço físico global: 47,24%

A participação no empreendimento (16,94%) proporcionará cerca de 80 MW médios em energia garantida à GERASUL, que terá também prioridade na aquisição do excedente da energia assegurada que venha a ser oferecida pelos demais parceiros consorciados. A Companhia poderá comercializar livremente a sua participação na disponibilidade de potência e energia, inclusive a secundária, conforme as regras de comercialização do ONS e do MAE vigentes.

- Investimentos correspondentes à participação da Companhia no projeto Machadinho a preços de 31 de dezembro de 1999, são os seguintes:

Ano	R$ Milhões
2000	9,6
2001	12,8
2002	16,8
2003	5,9

3. Projetos relacionados ao cumprimento do Edital de Privatização

3.1. Usina Termelétrica Jacuí

A retomada das obras de Jacuí poderá ocorrer tão logo sejam viabilizados os contratos de compra de energia, os chamados PPAs – *Power Purchase Agreements*, atualmente em negociação com a ANEEL sobre os limites que devem ser praticados. O financiamento da obra já obteve do Banco Nacional de Desenvolvimento Econômico e Social – BNDES, o enquadramento do projeto. O suprimento de combustível está garantido com termo de compromisso firmado com as empresas mineradoras locais. Foram recebidas proposta de conclusão da obra, em valores compatíveis com as necessidades do plano de viabilização econômica. Em relação ao licenciamento ambiental, a Companhia está procedendo a atualização e complementação, de acordo com programação do órgão ambiental do Estado do Rio Grande do Sul.

Características da Usina:

- Localização: Charquedas, 50 km de Porto Alegre, RS
- Potência instalada: 357 MW
- Combustível: carvão mineral pulverizado

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15.01 - PROJETOS DE INVESTIMENTO

- Estágio: conclusão parcial: 40%
- Investimento para a conclusão: R$ 373 milhões a preços de 31 de dezembro de 1999
- Operação: 32 meses a partir da retomada do projeto.

3.2. Projeto realizado por empresa Controlada

3.2.1. Usina Hidrelétrica Cana Brava

A Gerasul detém o controle (99,99% das ações) da Companhia Energética Meridional – CEM, uma SPC – Special Purpose Company, que está construindo a Usina Hidrelétrica Cana Brava, cujas características principais são as seguintes:

- Localização: Rio Tocantins, no Norte do Estado de Goiás
- Capacidade Instalada: 450 MW
- Número de máquinas: 3 unidades de 150 MW
- Energia garantida: 274 MW
- Início da obra: 31 de maio de 1999
- Geração:
  - 1ª máquina - outubro de 2002
  - 2ª máquina - novembro de 2002
  - 3ª máquina - janeiro 2003
- Avanço físico global: 17,22%, em 31.03.2000
- Operação: GERASUL, através de contrato a ser formalizado
- Custo estimado a investir: R$ 455 milhões a preços de dezembro de 1999

- Financiamento: 35% BNDES; 35% BID (ainda não contratado) e 30% capital próprio
- Investimentos previstos a preços de 31.de dezembro de 1999:

Ano	R$ Milhões
2000	138,5
2001	194,6
2002	120,8
2003	0,8

A energia produzida em Cana Brava não está vinculada aos Contratos Iniciais e, portanto, será livremente comercializada.

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16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Capacidade instalada e energia assegurada das Usinas em operação:

Parque Gerador	Capacidade Instalada MW	Energia Assegurada MW médios
Usinas Hidráulicas		
Passo Fundo	226	119
Salto Osório	1.078	522
Salto Santiago	1.420	723
Usinas Termelétricas		
Complexo Jorge Lacerda	857	666
Charqueadas	72	53
Alegrete	66	37
William Arjona	80	72
Total	**3.799**	**2.192**

Ampliação da Usina Hidrelétrica Salto Santiago

Através do Despacho nº 389, de 16.09.199, publicado no Diário Oficial da União de 17.09.99, a Agência Nacional de Energia Elétrica – ANEEL, autorizou a Companhia a elaborar o projeto básico de ampliação da Usina Hidrelétrica Salto Santiago com a instalação de 2 unidades de 355 MW cada, totalizando mais 710 MW de potência instalada.

Estratégia de Seguros

A Companhia possuí seguros estratégicos, do tipo "all risks", para cobertura de danos à propriedade e de perdas por interrupção de negócio, como também seguro para cobertura de perdas por responsabilidade civil.
Além destes seguros estratégicos, a Companhia possuí seguros operacionais para cobertura de riscos em transportes nacionais e internacionais, bem como seguro de vida em grupo para os seus diretores e empregados.

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16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Compromissos de Longo Prazo

A Companhia possui compromissos de longo prazo, dentre os quais se destacam:

a) Contrato de Conexão

Em conformidade com a Lei nº 9.648/98 e Decreto nº 2.655/98, estabelecendo que o acesso e uso dos sistemas de transmissão de energia elétrica sejam contratados separadamente da compra e venda de energia propriamente dita, a Companhia, em 20 de agosto de 1998, assinou o Contrato de Conexão com as Centrais Elétricas do Sul do Brasil S.A. - ELETROSUL, com vigência a partir de 1° de setembro de 1998.
A Companhia pagará, a título de encargo de conexão, o valor anual de R$ 3.334 mil estabelecido pela Resolução ANEEL n ° 262/98, de 13.08.98. Este valor será reajustado e revisado periodicamente pela ANEEL e/ou por acordo entre as partes.

b) Contrato de Uso do Sistema de Transmissão

A Companhia firmou contrato de uso do sistema de transmissão, de acordo com a Lei nº 9.648/98 e Decreto nº 2.655/98, com as Centrais Elétricas do Sul do Brasil S.A. - ELETROSUL, garantindo o uso da Rede Básica para entrega da energia contratada.
O contrato têm vigência a partir de 1° de setembro de 1998 e os encargos decorrentes serão integralmente atribuídos às concessionárias de distribuição, conforme Resolução ANEEL nº 248, de 07 de agosto de 1998, não representando, portanto, ônus para a Companhia.

c) Contratos Iniciais de Compra e Venda de Energia

A Companhia celebrou, com base na Lei 9.648/98, artigo 10 e nas normas do GCOI, os Contratos Iniciais de Compra e Venda de Energia, os quais terão vigência até 31 de dezembro de 2005, com reajustes pela variação do IGP-M em 1° de setembro de cada ano. Através da Resolução nº 264 de 03.09.99 da ANEEL, foi homologado reajuste de 12,78% às tarifas, com vigência a partir de 06.09.99. Os clientes, montantes de energia e demanda, tarifas e totais a faturar, por exercício, incorporando o reajuste concedido estão demonstrados a seguir:

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16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Ano - 2000

Cliente	Energia Contratada MWh	Demanda Contratada MW	Faturamento em R$ Mil	Tarifa Média R$/MWh
Centrais Elétricas de Santa Catarina S.A. - CELESC	9.135.360	19.550	262.701	28,76
Empresa Energética do Mato Grosso do Sul S.A. - ENERSUL	2.160.864	4.651	60.200	27,86
Companhia Estadual de Energia Elétrica - CEEE	1.018.944	2.937	41.005	40,24
AES Sul - Distribuidora Gaúcha de Energia S.A.	3.276.432	5.527	118.977	36,31
Rio Grande Energia S.A. - RGE	2.679.120	6.490	93.826	35,02
Furnas Centrais Elétricas S.A.	3.276.432	-	103.175	31,49
	21.547.152	**39.155**	**679.883**	**31,55**

Ano - 2001

Cliente	Energia Contratada MWh	Demanda Contratada MW	Faturamento em R$ Mil	Tarifa Média R$/MWh
Centrais Elétricas de Santa Catarina S.A. - CELESC	10.222.920	21.632	293.543	28,71
Empresa Energética do Mato Grosso do Sul S.A. - ENERSUL	2.470.320	5.272	68.744	27,83
Companhia Estadual de Energia Elétrica - CEEE	1.077.480	3.338	43.909	40,75
AES Sul - Distribuidora Gaúcha de Energia S.A.	3.442.680	5.739	124.857	36,27
Rio Grande Energia S.A. - RGE	2.960.880	7.291	103.944	35,11
Furnas Centrais Elétricas S.A.	4.581.480	-	144.271	31,49
	24.755.760	**43.272**	**779.268**	**31,48**

Ano - 2002

Cliente	Energia Contratada MWh	Demanda Contratada MW	Faturamento em R$ Mil	Tarifa Média R$/MWh
Centrais Elétricas de Santa Catarina S.A. - CELESC	10.222.920	21.632	293.543	28,71
Empresa Energética do Mato Grosso do Sul S.A. - ENERSUL	2.470.320	5.272	68.744	27,83
Companhia Estadual de Energia Elétrica - CEEE	1.077.480	3.338	43.909	40,75
AES Sul - Distribuidora Gaúcha de Energia S.A.	3.442.680	5.739	124.857	36,27
Rio Grande Energia S.A. - RGE	2.960.880	7.291	103.944	35,11
Furnas Centrais Elétricas S.A.	4.581.480	-	144.271	31,49
	24.755.760	**43.272**	**779.268**	**31,48**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Ano - 2003

Cliente	Energia Contratada MWh	Demanda Contratada MW	Faturamento em R$ Mil	Tarifa Média R$/MWh
Centrais Elétricas de Santa Catarina S.A. - CELESC	7.667.190	16.224	220.157	28,71
Empresa Energética do Mato Grosso do Sul S.A. - ENERSUL	1.852.740	3.954	51.558	27,83
Companhia Estadual de Energia Elétrica - CEEE	808.110	2.504	32.931	40,75
AES Sul - Distribuidora Gaúcha de Energia S.A.	2.582.010	4.304	93.643	36,27
Rio Grande Energia S.A. - RGE	2.220.660	5.468	77.958	35,11
Furnas Centrais Elétricas S.A.	3.436.110	-	108.203	31,49
	18.566.820	**32.454**	**584.451**	**31,48**

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16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Ano - 2004

Cliente	Energia Contratada MWh	Demanda Contratada MW	Faturamento em R$ Mil	Tarifa Média R$/MWh
Centrais Elétricas de Santa Catarina S.A. - CELESC	5.125.464	10.816	147.122	28,70
Empresa Energética do Mato Grosso do Sul S.A. - ENERSUL	1.238.544	2.636	34.454	27,82
Companhia Estadual de Energia Elétrica - CEEE	540.216	1.669	22.004	40,73
AES Sul - Distribuidora Gaúcha de Energia S.A.	1.726.056	2.870	62.582	36,26
Rio Grande Energia S.A. - RGE	1.484.496	3.646	52.093	35,09
Furnas Centrais Elétricas S.A.	2.297.016	-	72.333	31,49
	12.411.792	**21.636**	**390.587**	**31,47**

Ano - 2005

Cliente	Energia Contratada MWh	Demanda Contratada MW	Faturamento em R$ Mil	Tarifa Média R$/MWh
Centrais Elétricas de Santa Catarina S.A. - CELESC	2.555.730	5.408	73.386	28,71
Empresa Energética do Mato Grosso do Sul S.A. - ENERSUL	617.580	1.318	17.186	27,83
Companhia Estadual de Energia Elétrica - CEEE	269.370	835	10.977	40,75
AES Sul - Distribuidora Gaúcha de Energia S.A.	860.670	1.435	31.214	36,27
Rio Grande Energia S.A. - RGE	740.220	1.823	25.986	35,11
Furnas Centrais Elétricas S.A.	1.145.370	-	36.068	31,49
	6.188.940	**10.818**	**194.817**	**31,48**

d) Concessão do Uso do Bem Público

A Companhia celebrou em 28 de setembro de 1998, o contrato de Concessão ANEEL nº 192/98 com a UNIÃO, por intermédio da Agência Nacional de Energia Elétrica - ANEEL. Este contrato tem por objeto regular as concessões de uso do bem público para produção e comercialização de energia elétrica, na condição de produtor independente, por meio das centrais geradoras em operação. O contrato prevê a concessão pelo prazo de 30 (trinta) anos, contados a partir da data de sua assinatura, prorrogável nas condições que forem estabelecidas a critério da ANEEL, mediante requerimento da Companhia.

A Companhia pagará pelo uso do bem público, ao longo do prazo de 5 (cinco) anos, contados a partir da assinatura do Contrato de Concessão, valores anuais, em parcelas mensais, conforme disposto na Lei nº 9.648/98 e Decreto nº 2.655/98, abaixo discriminados:

. Usina Hidrelétrica Passo Fundo R$ 748 mil
. Usina Hidrelétrica Salto Osório R$ 3.373 mil
. Usina Hidrelétrica Salto Santiago R$ 4.384 mil

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16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Os valores estabelecidos serão reajustados anualmente pela variação do Índice Geral de Preços do Mercado - IGP-M.

e) Compra de Energia da Argentina

A Companhia firmou contrato com a CIEN – Companhia de Interconexão Energética, por um prazo de 20 anos, para a compra de 300 MW de potência firme com energia associada, para ser disponibilizada na subestação de Itá, da ELETROSUL. Os preços da potência firme e da energia associada serão reajustados a cada 12 meses, com base na variação do IGP-M verificada no período. O contrato poderá sofrer revisão na hipótese da ocorrência de variações imprevisíveis na cotação do dólar norte-americano (cotação Ptax800, opção 5, apurada pelo Banco Central). Neste caso, a revisão contratual terá que ser solicitada pelas partes ao poder concedente (ANEEL). Os preços de referência do contrato (base setembro/99) são: potência – R$ 11,12/kW/mês; energia – R$ 19,67/MWh. A comercialização ocorrerá inicialmente no âmbito dos Contratos Iniciais.

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17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

RELATÓRIO SOBRE REVISÃO ESPECIAL

Aos Acionistas e à Administração da
Centrais Geradoras do Sul do Brasil S.A. – GERASUL
Florianópolis – SC

1. Efetuamos uma revisão especial das informações trimestrais – ITR da Centrais Geradoras do Sul do Brasil S.A. – GERASUL, compreendendo o balanço patrimonial, controladora e consolidado, de 31 de março de 2000 e a demonstração do resultado correspondente ao período de três meses findo naquela data, bem como as respectivas notas explicativas, o relatório de desempenho e as informações relevantes, elaborados sob a responsabilidade de sua administração.

2. Nossa revisão foi efetuada de acordo com as normas estabelecidas pelo Instituto Brasileiro de Contadores – IBRACON em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, de: (a) indagação aos e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da Companhia quanto aos critérios adotados na elaboração das informações trimestrais; e (b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e as operações da Companhia. Considerando que esta revisão não representou um exame de acordo com as normas de auditoria, não estamos emitindo parecer sobre as referidas informações trimestrais.

3. Baseados em nossa revisão especial, não temos conhecimento de qualquer modificação relevante que deva ser feita nas informações trimestrais referidas no parágrafo 1 para que estejam de acordo com as práticas contábeis emanadas da legislação societária, aplicadas de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários especificamente aplicáveis à elaboração das informações trimestrais.

4. Conforme descrito na nota explicativa nº 9-d, a Companhia possui construções em andamento referentes ao projeto Jacuí. A Companhia, cumprindo exigências do Edital de privatização da GERASUL, oficializou junto à Agência Nacional de Energia Elétrica – ANEEL a sua decisão de permanência no empreendimento. Entretanto, a Administração da Companhia ainda está em processo de renegociação dos contratos originais com os antigos fornecedores do projeto e, portanto, não há como garantir que os valores provisionados sejam suficientes para cobrir eventuais perdas quanto aos passivos contingentes com fornecedores e outros envolvidos no projeto.

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17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

5. Conforme descrito na nota explicativa nº 9-e, a Companhia, baseada em projeções preliminares de fluxo de caixa futuro descontado a valor presente, elaboradas internamente, avaliou que alguns ativos não serão recuperados pelas suas operações futuras. A Administração da Companhia entende que esses ativos, no conjunto, produzirão fluxo de caixa futuro positivo.

6. Anteriormente, examinamos o balanço patrimonial levantado em 31 de dezembro de 1999 e revisamos a demonstração do resultado referente ao período de três meses findo em 31 de março de 1999, e emitimos nosso parecer e relatório de revisão especial, sem ressalvas, datados de 4 de fevereiro de 2000 e 29 de abril de 1999, respectivamente, contendo ênfases quanto aos assuntos mencionados nos parágrafos 4 e 5 acima.

Curitiba, 12 de maio de 2000

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC-SP 11.609 S/RJ

Paulo Augusto de Araujo
Contador
CRC-RS 037248/T-5

As folhas das ITR revisadas por nós estão rubricadas tão somente para fins de identificação.

RUBRICADO PARA IDENTIFICAÇÃO
POR UM REPRESENTANTE DA
DELOITTE TOUCHE TOHMATSU
AUDITORES INDEPENDENTES
RIO DE JANEIRO

18.02 - COMENTÁRIO DO DESEMPENHO DA CONTROLADA/COLIGADA

Controlada/Coligada : COMPANHIA ENERGÉTICA MERCOSUL

Considerando que a Companhia Energética Mercosul - CEM encontra-se em fase pré-operacional, e tendo iniciado recentemente a construção da Usina Hidrelétrica Cana Brava, não há comentários importantes sobre o seu desempenho.

RUBRICADO PARA IDENTIFICAÇÃO
POR UM REPRESENTANTE DA
DELOITTE TOUCHE TOHMATSU
AUDITORES INDEPENDENTES
RIO DE JANEIRO

18.02 - COMENTÁRIO DO DESEMPENHO DA CONTROLADA/COLIGADA

Controlada/Coligada : COMPANHIA ENERGÉTICA MERCOSUL

RUBRICADO PARA IDENTIFICAÇÃO
POR UM REPRESENTANTE DA
DELOITTE TOUCHE TOHMATSU
AUDITORES INDEPENDENTES
RIO DE JANEIRO

01.01 - IDENTIFICAÇÃO

1 - CODIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

ÍNDICE

RUBRICADO PARA IDENTIFICAÇÃO
POR UM REPRESENTANTE DA
DELOITTE TOUCHE TOHMATSU
AUDITORES INDEPENDENTES
RIO DE JANEIRO

TRACTEBEL ENERGIA S.A. (File No. 82-4760)

12g3-(b) Reinstatement Request

Volume II of II

STANDARDIZED FINANCIAL RESULTS 1999 (DFP)

December 31, 1999

Contains:

- Financial results
- Notes

DFP - STANDARDIZED FINANCIAL STATEMENTS

Period ended: 12/31/1999

BALANCE SHEET (R$ thousands)

ASSETS

Code	Description	12/31/1999	12/31/1998	
1	Total Assets	4,073,026	3,999,914	0
1.01	*Current Assets*	121,693	145,763	0
1.01.01	Availabilities	790	589	0
1.01.02	Credits	77,223	119,834	0
1.01.02.01	Consumers and concessionaires	64,960	60,394	0
1.01.02.02	Titles and Securities	12,263	59,440	0
1.01.03	Inventories	4,767	5,487	0
1.01.04	Other	38,913	19,853	0
1.01.04.01	Credits from Fuel Consumption Bill (CCC)	20,872	12,288	0
1.01.04.02	Taxes and Social Contributions receivable	4,189	2,544	0
1.01.04.03	Property transfer, shutdowns, services and availabilites	8,155	1,042	0
1.01.04.04	Anticipated expenses	1,269	2,272	0
1.01.04.05	Other	4,428	1,707	0
1.02	*Long-term Assets*	289,735	253,997	0
1.02.01	Credits (several)	0	0	0
1.02.02	Credits with Related Parties	0	0	0
1.02.02.01	With Joint Parties	0	0	0
1.02.02.02	With Controlled Parties	0	0	0
1.02.02.03	With Other Related Parties	0	0	0
1.02.03	Other	289,735	253,997	0
1.02.03.01	Bid Concessions	18,086	0	0
1.02.03.02	Concessions Bidable	2,648	16,441	0
1.02.03.03	Deposits Related to Litigation	12,067	7,451	0
1.02.03.04	Deferred Fiscal Credits	244,316	220,708	0
1.02.03.05	Taxes and Social Contributions receivable	9,830	6,609	0
1.02.03.06	Other	2,788	2,788	0
1.03	*Fixed Assets*	3,661,598	3,600,154	0
1.03.01	Investments	75,341	1,610	0
1.03.01.01	*Share in Joint Parties*	0	0	0
1.03.01.02	Share in Controlled Parties	58,366	0	0
1.03.01.03	Other Investments	16,975	1,610	0
1.03.02	Fixed	3,583,166	3,598,544	0
1.03.03	Deferred	3,091	0	0

LIABILITIES

Code	Description	12/31/1999	12/31/1998	
2	Total Liabilities	4,073,026	3,999,914	0
2.01	*Current Liabilites*	294,340	322,214	0
2.01.01	Loans and Financing	127,035	173,743	0
2.01.02	Debentures	0	0	0
2.01.03	Suppliers	33,065	19,160	0
2.01.04	Taxes, Fees, and Contributions	31,695	33,161	0
2.01.05	Dividends Payable	89	1,812	0
2.01.06	Provisions	57,271	70,170	0
2.01.06.01	Estimated Obligations	57,271	56,156	0
2.01.06.02	*Work-related Contingencies*	0	14,014	0
2.01.07	Related Party Debt	16,230	0	0
2.01.08	Other	28,955	24,168	0
2.01.08.01	Global Reversal Reserve	319	3,688	0
2.01.08.02	Employee Profit-Sharing	2,300	2,545	0
2.01.08.03	Global Reversal Reserve	7,224	7,223	0
2.01.08.04	Financial Compensation for the Utilisation of Water Resources	2,502	2,861	0
2.01.08.05	Other	16,610	7,851	0
2.02	*Long-term Liabilities*	1,565,036	1,391,465	0
2.02.01	Loans and Financing	1,163,203	967,666	0
2.02.02	Debentures	0	0	0
2.02.03	Provisions	269,625	253,201	0
2.02.03.01	Estimated Obligations	81,779	95,436	0
2.02.03.02	Contingencies	187,846	157,765	0
2.02.04	Related Party Debt	0	0	0
2.02.05	Other	132,208	170,598	0
2.02.05.01	Taxes and Social Contributions (In installments)	75,701	97,493	0
2.02.05.02	Deferred Income Tax	0	17,329	0
2.02.05.03	Special Obligations	56,507	55,776	0
2.03	*Future Period Results*	0	0	0
2.05	*Shareholders' Equity*	2,213,650	2,286,235	0
2.05.01	Paid-in Capital	2,085,977	2,085,977	0
2.05.02	Capital Reserves	91,695	91,695	0
2.05.03	Reappraisal Reserves	0	0	0

02 APR 22 AM 11:05

2.05.03.01	Own Assets	0	0	0
2.05.03.02	Controlled/Joint	0	0	0
2.05.04	Profits Reserve	5,818	5,818	0
2.05.04.01	Legal	381	381	0
2.05.04.02	Statutory	0	0	0
2.05.04.03	For Contingencies	0	0	0
2.05.04.04	From Profits Realizable	0	0	0
2.05.04.05	*Retained Earnings*	5,437	5,437	0
2.05.04.06	For Retained Dividends	0	0	0
2.05.04.07	Other Profits Reserve	0	0	0
2.05.05	Accumulated Income/Loss	30,160	102,745	0

INCOME STATEMENT (in R$ thousands)

Code	Description	1/01/1999 to 12/31/1999	1/01/1998 to 12/31/1998	
3.01	*Gross Revenue from Sales and/or Services Rendered*	752,389	631,633	0
3.01.01	Electrical Energy Supply	531,828	491,881	0
3.01.02	Fuel Subsidy (CCC)	217,898	139,337	0
3.01.03	Other	2,663	415	0
3.02	*Gross Revenue Deductions*	(26,449)	(24,857)	0
3.02.01	Taxes and Social Contributions	(26,449)	(16,043)	0
3.02.02	Global Reversal Reserve	0	(8,814)	0
3.03	*Net Income from Sales and/or Services Rendered*	725,940	606,776	0
3.04	*Cost of Goods and/or Services Rendered*	(438,551)	(375,424)	0
3.04.01	Personnel	(41,370)	(42,756)	0
3.04.02	Material	(8,203)	(7,275)	0
3.04.03	Third-party Services	(13,619)	(12,198)	0
3.04.04	Fuel for Electrical Energy Production (CCC)	(217,898)	(139,337)	0
3.04.05	Financial Compensation for Use of Water Resources	(16,739)	(18,773)	0
3.04.06	Depreciation and Amortization	(130,265)	(151,979)	0
3.04.07	Other	(10,457)	(3,106)	0
3.05	*Gross Result*	287,389	231,352	0
3.06	*Operating Expenses/Income*	(398,668)	244,926	0
3.06.01	With Sales	(3,334)	(1,111)	0
3.06.02	General and Administrative	(63,528)	(62,722)	0
3.06.02.01	Personnel	(40,091)	(16,579)	0
3.06.02.02	Employee Profit Sharing	(2,300)	0	0
3.06.02.03	Third-party Services	(8,643)	(2,557)	0
3.06.02.04	Rent	(1,599)	(1,297)	0
3.06.02.05	*Operational Provision Constitution*	(42,272)	(107,181)	0
3.06.02.06	Operational Provision Reversal	65,757	79,566	0
3.06.02.07	Inspection Fees	(2,350)	(2,350)	0
3.06.02.08	Other	(32,030)	(12,324)	0
3.06.03	Financial	(331,806)	(181,093)	0
3.06.03.01	Financial Income	15,453	8,858	0
3.06.03.01.01	Income from Investments	11,134	6,381	0
3.06.03.01.02	Other	4,319	2,477	0
3.06.03.02	Financial Expenses	(347,259)	(189,951)	0
3.06.03.02.01	Debt Duty	(104,239)	(94,009)	0
3.06.03.02.02	Duty on Taxes and Social Contributions	(11,753)	(31,730)	0
3.06.03.02.03	Monetary Variation without Financing	(208,444)	(49,130)	0
3.06.03.02.04	Monetary Variation - Other	(10,058)	(6,147)	0
3.06.03.02.05	Other	(12,765)	(8,935)	0
3.06.04	Other Operating Income	0	0	0
3.06.05	Other Operating Expenses	0	0	0
3.06.06	Equity Equivalence Result	0	0	0
3.07	*Operating Profit (Loss)*	(111,279)	(13,574)	0
3.08	*Non-Operating Profit (Loss)*	(2,243)	(9,399)	0
3.08.01	*Revenue*	378	59	0
3.08.02	Expenses	(2,621)	(9,458)	0
3.09	*EBIT*	(113,522)	(22,973)	0
3.10	*Income Tax and Social Contributions Provision*	0	0	0
3.11	*Deferred Income Tax*	40,937	27,232	0
3.12	*Statutory Equity/Contributions*	0	(2,545)	0
3.12.01	Equity	0	(2,545)	0
3.12.02	Contributions	0	0	0
3.13	*Reversal of Interest on Own Capital*	0	0	0
3.15	*Profit (loss) in Period*	(72,585)	1,714	0
	NUMBER OF SHARES, EX-TREASURY (thousands)	539,091,216	539,091,216	0
	PROFIT PER SHARE		0.00000	0.00000
	LOSS PER SHARE	(0.00013)		

RESOURCE ORIGINS AND DESTINATIONS (R$ thousands)

Code	Description	1/01/1999 to 12/31/1999	1/01/1998 to 12/31/1998	
4.01	*Origin*	392,702	261,213	0

4.01.01	From Operating	238,099	200,403	0
4.01.01.01	Profit/Loss in Period	(72,585)	1,714	0
4.01.01.02	Amounts that do not influence Current Capital	310,684	198,689	0
4.01.01.02.01	Depreciation and Amortization	130,378	152,226	0
4.01.01.02.02	Long-term Interest	5,490	27,508	0
4.01.01.02.03	Long-term Monetary Variation	174,419	38,958	0
4.01.01.02.04	*(Reversal) Net Long-term Provision*	37,854	(6,293)	0
4.01.01.02.05	Fiscal Deferred Assets/Liabilities	(39,700)	(23,110)	0
4.01.01.02.06	Reduction in Fixed Assets	2,243	9,400	0
4.01.02	From Shareholders' Equity	0	0	0
4.01.03	From Third Parties	154,603	60,810	0
4.01.03.01	New Long-term Financing	153,778	56,304	0
4.01.03.02	Long-term Assets transferred to Current	559	4,454	0
4.01.03.03	Other	266	52	0
4.02	*Investments*	388,898	223,014	0
4.02.01	Long-term	6,755	5,382	0
4.02.02	Financial investments	73,736	168	0
4.02.03	Property Acquisition and Deferred	96,742	49,074	0
4.02.04	Debt with Inflationary Effects due to Fixed Asset Appropriation	22,171	6,722	0
4.02.05	Anounced Dividends	0	1,812	0
4.02.06	Long-term Liabilities transferred to Current	189,494	159,856	0
4.03	*Increase/Decrease in Current Capital*	3,804	38,199	0
4.04	*Change in Current Assets*	(24,070)	80,637	0
4.04.01	Current Assets at Beginning of Period	145,763	65,126	0
4.04.02	Current Assets at End of Period	121,693	145,763	0
4.05	*Change in Current Liabilities*	(27,874)	42,438	0
4.05.01	Current Liabilities at Beginning of Period	322,214	279,776	0
4.05.02	Current Liabilities at End of Period	294,340	322,214	0

CHANGES IN NET EQUITY (R$ thousands)
(From 1/01/1999 to 12/31/1999)

Code	Description	Equity	Capital Reserves	Reassessment Reserves	Profit Reserves	Accumulated Profit/Loss	Total Net Assets
5.01	Initial Balance	2,085,977	91,695	0	5,818	102,745	2,286,235
5.02	Adjustments from Previous Periods	0	0	0	0	0	0
5.03	Increase/Decrease in Equity	0	0	0	0	0	0
5.04	Reserve Realization	0	0	0	0	0	0
5.05	Treasury Stock	0	0	0	0	0	0
5.06	*Profit/Loss in Period*	0	0	0	0	*(72,585)*	*(72,585)*
5.07	Destinations	0	0	0	0	0	0
5.08	Other	0	0	0	0	0	0
5.09	End Balance	2,085,977	91,695	0	5,818	30,160	2,213,650

CHANGES IN NET EQUITY (R$ thousands)
(From 1/01/1998 to 12/31/1998)

Code	Description	Equity	Capital Reserves	Reassessment Reserves	Profit Reserves	Accumulated Profit/Loss	Total Net Assets
5.01	Initial Balance	2,085,977	0	0	0	0	2,085,977
5.02	Adjustments from Previous Periods	0	0	0	0	102,745	102,745
5.03	Increase/Decrease in Equity	0	0	0	0	0	0
5.04	Reserve Realization	0	91,695	0	0	0	91,695
5.05	Treasury Stock	0	0	0	0	0	0
5.06	Profit/Loss in Period	0	0	0	0	7,630	7,630
5.07	Destinations	0	0	0	5,818	(7,630)	(1,812)
5.08	Other	0	0	0	0	0	0
5.09	End Balance	2,085,977	91,695	0	5,818	102,745	2,286,235

CONSOLIDATED BALANCE SHEET (R$ thousands)

ASSETS

Code	Description	12/31/1999	12/31/1998	
1	Total Assets	4,215,421	0	0
1.01	*Current Assets*	145,491	0	0
1.01.01	Availabilities	811	0	0
1.01.02	Credits	100,781	0	0
1.01.02.01	Consumers and concessionaires	64,960	0	0
1.01.02.02	Titles and Securities	35,821	0	0
1.01.03	Inventories	4,767	0	0
1.01.04	Other	39,132	0	0
1.01.04.01	Credits from Fuel Consumption Bill (CCC)	20,872	0	0
1.01.04.02	Taxes and Social Contributions receivable	4,392	0	0
1.01.04.03	Property transfer, shutdowns, services and availabilites	8,155	0	0
1.01.04.04	Anticipated expenses	1,269	0	0
1.01.04.05	Other	4,444	0	0
1.02	*Long-term Assets*	289,735	0	0
1.02.01	Credits (several)	0	0	0

1.02.02	Credits with Related Parties	0	0	0
1.02.02.01	With Joint Parties	0	0	0
1.02.02.02	With Controlled Parties	0	0	0
1.02.02.03	With Other Related Parties	0	0	0
1.02.03	Other	289,735	0	0
1.02.03.01	Deposits Related to Litigation	18,086	0	0
1.02.03.02	Concessions Bidable	2,648	0	0
1.02.03.03	Deposits Related to Litigation	12,067	0	0
1.02.03.04	Deferred Fiscal Credits	244,316	0	0
1.02.03.05	Taxes and Social Contributions receivable	9,830	0	0
1.02.03.06	Other	2,788	0	0
1.03	*Fixed Assets*	3,780,195	0	0
1.03.01	Investments	16,975	0	0
1.03.01.01	Share in Joint Parties	0	0	0
1.03.01.02	Share in Controlled Parties	0	0	0
1.03.01.03	Other Investments	16,975	0	0
1.03.02	Fixed	3,757,675	0	0
1.03.03	Deferred	5,545	0	0

LIABILITIES

Code	Description	12/31/1999	12/31/1998	
2	Total Liabilities	4,215,421	0	0
2.01	*Current Liabilites*	300,136	0	0
2.01.01	Loans and Financing	127,035	0	0
2.01.02	Debentures	2,114	0	0
2.01.03	Suppliers	36,724	0	0
2.01.04	Taxes, Fees, and Contributions	31,718	0	0
2.01.05	Dividends Payable	89	0	0
2.01.06	Provisions	57,271	0	0
2.01.06.01	Estimated Obligations	57,271	0	0
2.01.07	Related Party Debt	16,230	0	0
2.01.08	Other	28,955	0	0
2.01.08.01	Employee Profit-Sharing	319	0	0
2.01.08.02	Global Reversal Reserve	2,300	0	0
2.01.08.03	Financial Compensation for the Utilisation of Water Resources	7,224	0	0
2.01.08.04	Electrical Energy Concessionaires	2,502	0	0
2.01.08.05	Other	16,610	0	0
2.02	*Long-term Liabilities*	1,701,635	0	0
2.02.01	Loans and Financing	1,163,203	0	0
2.02.02	Debentures	86,682	0	0
2.02.03	Provisions	269,625	0	0
2.02.03.01	Estimated Obligations	81,779	0	0
2.02.03.02	Contingencies	187,846	0	0
2.02.04	Related Party Debt	0	0	0
2.02.05	Other	182,125	0	0
2.02.05.01	Concessions Payable	49,917	0	0
2.02.05.02	Taxes and Social Contributions (In installments)	75,701	0	0
2.02.05.03	Special Obligations	56,507	0	0
2.03	*Future Period Results*	0	0	0
2.04	*Minority Interest*	0	0	0
2.05	*Shareholders' Equity*	2,213,650	0	0
2.05.01	Paid-in Capital	2,085,977	0	0
2.05.02	Capital Reserves	91,695	0	0
2.05.03	Reappraisal Reserves	0	0	0
2.05.03.01	Own Assets	0	0	0
2.05.03.02	Controlled/Joint	0	0	0
2.05.04	Profits Reserve	5,818	0	0
2.05.04.01	Legal	381	0	0
2.05.04.02	Statutory	0	0	0
2.05.04.03	For Contingencies	0	0	0
2.05.04.04	From Profits Realizable	0	0	0
2.05.04.05	Retained Earnings	5,437	0	0
2.05.04.06	For Retained Dividends	0	0	0
2.05.04.07	Other Profits Reserve	0	0	0
2.05.05	Accumulated Income/Loss	30,160	0	0

CONSOLIDATED INCOME STATEMENT (in R$ thousands)

Code	Description	1/01/1999 to 12/31/1999	1/01/1998 to 12/31/1998	
3.01	*Gross Revenue from Sales and/or Services Rendered*	752,389	0	0
3.01.01	Electrical Energy Supply	531,828	0	0
3.01.02	Fuel Subsidy (CCC)	217,898	0	0
3.01.03	Other	2,663	0	0
3.02	*Gross Revenue Deductions*	(26,449)	0	0
3.02.01	Taxes and Social Contributions	(26,449)	0	0
3.03	*Net Income from Sales and/or Services Rendered*	725,940	0	0

3.04	*Cost of Goods and/or Services Rendered*	(438,551)	0	0
3.04.01	Personnel	(41,370)	0	0
3.04.02	Material	(8,203)	0	0
3.04.03	Third-party Services	(13,619)	0	0
3.04.04	Fuel for Electrical Energy Production (CCC)	(217,898)	0	0
3.04.05	Financial Compensation for Use of Water Resources	(16,739)	0	0
3.04.06	Depreciation and Amortization	(130,265)	0	0
3.04.07	Other	(10,457)	0	0
3.05	*Gross Result*	287,389	0	0
3.06	*Operating Expenses/Income*	398,668	0	0
3.06.01	With Sales	(3,334)	0	0
3.06.02	General and Administrative	(63,528)	0	0
3.06.02.01	Personnel	(40,091)	0	0
3.06.02.02	Employee Profit Sharing	(2,300)	0	0
3.06.02.03	Third-party Services	(8,643)	0	0
3.06.02.04	Rent	(1,599)	0	0
3.06.02.05	Operational Provision Constitution	(42,272)	0	0
3.06.02.06	Operational Provision Reversal	65,757	0	0
3.06.02.07	Inspection Fees	(2,350)	0	0
3.06.02.08	Other	(32,030)	0	0
3.06.03	Financial	(331,806)	0	0
3.06.03.01	Financial Income	15,453	0	0
3.06.03.01.01	Income from Investments	11,134	0	0
3.06.03.01.02	Other	4,319	0	0
3.06.03.02	Financial Expenses	(347,259)	0	0
3.06.03.02.01	Debt Duty	(104,239)	0	0
3.06.03.02.02	Duty on Taxes and Social Contributions	(11,753)	0	0
3.06.03.02.03	Monetary Variation without Financing	(208,444)	0	0
3.06.03.02.04	Monetary Variation - Other	(10,058)	0	0
3.06.03.02.05	Other	(12,765)	0	0
3.06.04	Other Operating Income	0	0	0
3.06.05	Other Operating Expenses	0	0	0
3.06.06	Equity Equivalence Result	0	0	0
3.07	*Operating Profit (Loss)*	(111,279)	0	0
3.08	*Non-Operating Profit (Loss)*	(2,243)	0	0
3.08.01	Revenue	378	0	0
3.08.02	Expenses	(2,621)	0	0
3.09	*EBIT*	(113,522)	0	0
3.10	*Income Tax and Social Contributions Provision*	0	0	0
3.11	*Deferred Income Tax*	40,937	0	0
3.12	*Statutory Equity/Contributions*	0	0	0
3.12.01	Equity	0	0	0
3.12.02	Contributions	0	0	0
3.13	*Reversal of Interest on Own Capital*	0	0	0
3.14	*Minority Interest*	0	0	0
3.15	*Profit (loss) in Period*	(72,585)	0	0
	NUMBER OF SHARES, EX-TREASURY (thousands)	539,091,216	539,091,216	0
	PROFIT PER SHARE		0.00000	0.00000
	LOSS PER SHARE	(0.00013)		

CONSOLIDATED RESOURCE ORIGINS AND DESTINATIONS (R$ thousands)

Code	Description	1/01/1999 to 12/31/1999	1/01/1998 to 12/31/1998	
4.01	*Origin*	442,556	0	0
4.01.01	From Operating	238,099	0	0
4.01.01.01	Profit/Loss in Period	(72,585)	0	0
4.01.01.02	*Amounts that do not influence Current Capital*	310,684	0	0
4.01.01.02.01	Depreciation and Amortization	130,378	0	0
4.01.01.02.02	Long-term Interest	5,490	0	0
4.01.01.02.03	Long-term Monetary Variation	174,419	0	0
4.01.01.02.04	(Reversal) Net Long-term Provision	37,854	0	0
4.01.01.02.05	Fiscal Deferred Assets/Liabilities	(39,700)	0	0
4.01.01.02.06	Reduction in Fixed Assets	2,243	0	0
4.01.02	From Shareholders' Equity	0	0	0
4.01.03	From Third Parties	204,457	0	0
4.01.03.01	New Long-term Financing	153,778	0	0
4.01.03.02	Debentures	49,854	0	0
4.01.03.03	Long-term Assets transferred to Current	559	0	0
4.01.03.04	Other	266	0	0
4.02	*Investments*	427,312	0	0
4.02.01	Long-term	6,755	0	0
4.02.02	Financial investments	39,380	0	0
4.02.03	Property Acquisition and Deferred	165,468	0	0
4.02.04	Debt with Inflationary Effects due to Fixed Asset Appropriation	25,371	0	0
4.02.05	Long-term Liabilities transferred to Current	190,338	0	0
4.03	*Increase/Decrease in Current Capital*	15,244	0	0
4.04	*Change in Current Assets*	(6,893)	0	0
4.04.01	Current Assets at Beginning of Period	152,384	0	0

4.04.02	Current Assets at End of Period	145,491	0	0
4.05	*Change in Current Liabilities*	(22,137)	0	0
4.05.01	Current Liabilities at Beginning of Period	322,273	0	0
4.05.02	Current Liabilities at End of Period	300,136	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S. A	02.474.103/0001-19
4 - NIRE		
42300024384		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
RUA ANTÔNIO DIB MUSSI, 366				CENTRO
3 - CEP	4 - MUNICÍPIO			5 - UF
88015-110	FLORIANÓPOLIS			SC
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
048	221-7052	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
048	221-7053	-	-	
15 - E-MAIL				
moser@gerasul.com.br				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
LAÉRCIO DIAIS				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
RUA ANTÔNIO DIB MUSSI, 366				CENTRO
4 - CEP	5 - MUNICÍPIO			6 - UF
88015-110	FLORIANÓPOLIS			SC
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
048	221-7020	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
048	221-7070	-	-	
16 - E-MAIL				
laerciod@gerasul.com.br				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO	1 - DATA DE INÍCIO DO EXERCÍCIO SOCIAL	2 - DATA DE TÉRMINO DO EXERCÍCIO SOCIAL
1 - Último	01/01/1999	31/12/1999
2 - Penúltimo	01/01/1998	31/12/1998
3 - Antepenúltimo		

4 - NOME/RAZÃO SOCIAL DO AUDITOR	5 - CÓDIGO CVM
DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES S/C	00385-9
6 - NOME DO RESPONSÁVEL TÉCNICO	7 - CPF DO RESP. TÉCNICO
PAULO AUGUSTO DE ARAUJO	641.829.408-49

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S. A	02.474.103/0001-19

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 31/12/1999	2 31/12/1998	3
Do Capital Integralizado			
1 - Ordinárias	454.100.459	454.100.459	0
2 - Preferenciais	84.990.757	84.990.757	0
3 - Total	539.091.216	539.091.216	0
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO *Privada Nacional*
4 - CÓDIGO ATIVIDADE 1990200 - Serviços de Eletricidade
5 - ATIVIDADE PRINCIPAL GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA
6 - TIPO DE CONSOLIDADO Total

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	AGO	15/03/1999	Dividendo	13/05/1999	PNA	0,0000284230
02	AGO	15/03/1999	Dividendo	13/05/1999	PNB	0,0000213171

01.09 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
16/03/2000	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S. A	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/12/1999	4 - 31/12/1998	5 -
1	Ativo Total	4.073.026	3.999.914	0
1.01	Ativo Circulante	121.693	145.763	0
1.01.01	Disponibilidades	790	589	0
1.01.02	Créditos	77.223	119.834	0
1.01.02.01	Concessionárias	64.960	60.394	0
1.01.02.02	Titulos e Valores Mobiliários	12.263	59.440	0
1.01.03	Estoques	4.767	5.487	0
1.01.04	Outros	38.913	19.853	0
1.01.04.01	Créditos da Cta. Cons. Combustivel - CCC	20.872	12.288	0
1.01.04.02	Tributos e Contrib. Sociais a Recuperar	4.189	2.544	0
1.01.04.03	Alienações,Serv. Curso e disp.Reembolsar	6.155	1.042	0
1.01.04.04	Despesas Pagas Antecipadamente	1.269	2.272	0
1.01.04.05	Outros	4.428	1.707	0
1.02	Ativo Realizável a Longo Prazo	289.735	253.997	0
1.02.01	Créditos Diversos	0	0	0
1.02.02	Créditos com Pessoas Ligadas	0	0	0
1.02.02.01	Com Coligadas	0	0	0
1.02.02.02	Com Controladas	0	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0	0
1.02.03	Outros	289.735	253.997	0
1.02.03.01	Concessões Licitadas	18.086	0	0
1.02.03.02	Concessões a Licitar	2.648	16.441	0
1.02.03.03	Depósitos Vinculados a Litígios	12.067	7.451	0
1.02.03.04	Créditos Fiscais Diferidos	244.316	220.708	0
1.02.03.05	Tributos e Contrib. Sociais a Recuperar	9.830	6.609	0
1.02.03.06	Outros	2.788	2.788	0
1.03	Ativo Permanente	3.661.598	3.600.154	0
1.03.01	Investimentos	75.341	1.610	0
1.03.01.01	Participações em Coligadas	0	0	0
1.03.01.02	Participações em Controladas	58.366	0	0
1.03.01.03	Outros Investimentos	16.975	1.610	0
1.03.02	Imobilizado	3.583.166	3.598.544	0
1.03.03	Diferido	3.091	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S. A	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/12/1999	4 - 31/12/1998	5 -
2	Passivo Total	4.073.026	3.999.914	0
2.01	*Passivo Circulante*	294.340	322.214	0
2.01.01	Empréstimos e Financiamentos	127.035	173.743	0
2.01.02	Debêntures	0	0	0
2.01.03	*Fornecedores*	33.065	19.160	0
2.01.04	Impostos, Taxas e Contribuições	31.695	33.161	0
2.01.05	Dividendos a Pagar	89	1.812	0
2.01.06	*Provisões*	57.271	70.170	0
2.01.06.01	Obrigações Estimadas	57.271	56.156	0
2.01.06.02	Contingências Trabalhistas	0	14.014	0
2.01.07	*Dívidas com Pessoas Ligadas*	16.230	0	0
2.01.08	Outros	28.955	24.168	0
2.01.08.01	Folha de Pagamento	319	3.688	0
2.01.08.02	*Particip.Empregados Lucros ou Resultados*	2.300	2.545	0
2.01.08.03	Reserva Global de Reversão	7.224	7.223	0
2.01.08.04	Compensação Financ.p/Utiliz.Rec.Hidricos	2.502	2.861	0
2.01.08.05	Outros	16.610	7.851	0
2.02	Passivo Exigível a Longo Prazo	1.565.036	1.391.465	0
2.02.01	Empréstimos e Financiamentos	1.163.203	967.666	0
2.02.02	Debêntures	0	0	0
2.02.03	Provisões	269.625	253.201	0
2.02.03.01	Obrigações Estimadas	81.779	95.436	0
2.02.03.02	Contingências	187.846	157.765	0
2.02.04	Dívidas com Pessoas Ligadas	0	0	0
2.02.05	Outros	132.208	170.598	0
2.02.05.01	Tributos e Contribuições Sociais	75.701	97.493	0
2.02.05.02	Imposto de Renda Diferido	0	17.329	0
2.02.05.03	Obrigações Especiais	56.507	55.776	0
2.03	Resultados de Exercícios Futuros	0	0	0
2.05	Patrimônio Líquido	2.213.650	2.286.235	0
2.05.01	Capital Social Realizado	2.085.977	2.085.977	0
2.05.02	Reservas de Capital	91.695	91.695	0
2.05.03	Reservas de Reavaliação	0	0	0
2.05.03.01	Ativos Próprios	0	0	0
2.05.03.02	Controladas/Coligadas	0	0	0
2.05.04	Reservas de Lucro	5.818	5.818	0
2.05.04.01	Legal	381	381	0
2.05.04.02	Estatutária	0	0	0
2.05.04.03	Para Contingências	0	0	0
2.05.04.04	*De Lucros a Realizar*	0	0	0
2.05.04.05	Retenção de Lucros	5.437	5.437	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S. A	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/12/1999	4 -31/12/1998	5 -
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0	0
2.05.04.07	Outras Reservas de Lucro	0	0	0
2.05.05	Lucros/Prejuízos Acumulados	30.160	102.745	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S. A	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/1999 a 31/12/1999	4 - 01/01/1998 a 31/12/1998	5 -
3.01	Receita Bruta de Vendas e/ou Serviços	752.389	631.633	0
3.01.01	Suprimento de Energia Elétrica	531.828	491.881	0
3.01.02	Subvenção Combustível - CCC	217.898	139.337	0
3.01.03	Outras	2.663	415	0
3.02	Deduções da Receita Bruta	(26.449)	(24.857)	0
3.02.01	Impostos e Contribuições sobre a receita	(26.449)	(16.043)	0
3.02.02	Reserva Global de Reversão	0	(8.814)	0
3.03	Receita Líquida de Vendas e/ou Serviços	725.940	606.776	0
3.04	Custo de Bens e/ou Serviços Vendidos	(438.551)	(375.424)	0
3.04.01	Pessoal	(41.370)	(42.756)	0
3.04.02	Material	(8.203)	(7.275)	0
3.04.03	Serviço de Terceiro	(13.619)	(12.198)	0
3.04.04	Combustível p/Prod.Ener.Elétrica - CCC	(217.898)	(139.337)	0
3.04.05	Compens.Financ. p/Utiliz.Rec. Hídricos	(16.739)	(18.773)	0
3.04.06	Depreciação / Amortização	(130.265)	(151.979)	0
3.04.07	Outras	(10.457)	(3.106)	0
3.05	Resultado Bruto	287.389	231.352	0
3.06	Despesas/Receitas Operacionais	(398.668)	(244.926)	0
3.06.01	Com Vendas	(3.334)	(1.111)	0
3.06.02	Gerais e Administrativas	(63.528)	(62.722)	0
3.06.02.01	Pessoal	(40.091)	(16.579)	0
3.06.02.02	Participação Empregados nos Resultados	(2.300)	0	0
3.06.02.03	Serviço de Terceiro	(8.643)	(2.557)	0
3.06.02.04	Aluguel	(1.599)	(1.297)	0
3.06.02.05	Constituição de Provisões Operacionais	(42.272)	(107.181)	0
3.06.02.06	Reversão de Provisões Operacionais	65.757	79.566	0
3.06.02.07	Taxa de Fiscalização	(2.350)	(2.350)	0
3.06.02.08	Outras	(32.030)	(12.324)	0
3.06.03	Financeiras	(331.806)	(181.093)	0
3.06.03.01	Receitas Financeiras	15.453	8.858	0
3.06.03.01.01	Rendas de Aplicações Financeiras	11.134	6.381	0
3.06.03.01.02	Outras	4.319	2.477	0
3.06.03.02	Despesas Financeiras	(347.259)	(189.951)	0
3.06.03.02.01	Encargos de Dívida	(104.239)	(94.009)	0
3.06.03.02.02	Encargos s/Tributos e Contrib.Sociais	(11.753)	(31.730)	0
3.06.03.02.03	Variação Monetária s/Empr.Financiamentos	(208.444)	(49.130)	0
3.06.03.02.04	Variação Monetária - Outras	(10.058)	(6.147)	0
3.06.03.02.05	Outras	(12.765)	(8.935)	0
3.06.04	Outras Receitas Operacionais	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S. A	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -01/01/1999 a 31/12/1999	4 -01/01/1998 a 31/12/1998	5 -
3.07	Resultado Operacional	(111.279)	(13.574)	0
3.08	Resultado Não Operacional	(2.243)	(9.399)	0
3.08.01	Receitas	378	59	0
3.08.02	Despesas	(2.621)	(9.458)	0
3.09	*Resultado Antes Tributação/Participações*	(113.522)	(22.973)	0
3.10	Provisão para IR e Contribuição Social	0	0	0
3.11	IR Diferido	40.937	27.232	0
3.12	Participações/Contribuições Estatutárias	0	(2.545)	0
3.12.01	Participações	0	(2.545)	0
3.12.02	Contribuições	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0
3.15	Lucro/Prejuízo do Exercício	(72.585)	1.714	0
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	539.091.216	539.091.216	0
	LUCRO POR AÇÃO		0,00000	0,00000
	PREJUÍZO POR AÇÃO	(0,00013)		

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S. A	02.474.103/0001-19

04.01 - DEMONSTRAÇÃO DAS ORIGENS E APLICAÇÕES DE RECURSOS (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/1999 a 31/12/1999	4 - 01/01/1998 a 31/12/1998	5 -
4.01	Origens	392.702	261.213	0
4.01.01	Das Operações	238.099	200.403	0
4.01.01.01	Lucro/Prejuízo do Exercício	(72.585)	1.714	0
4.01.01.02	Vls. que não repr. mov. Cap. Circulante	310.684	198.689	0
4.01.01.02.01	Depreciação e amortização	130.378	152.226	0
4.01.01.02.02	Juros de longo prazo	5.490	27.508	0
4.01.01.02.03	Variação monetária de longo prazo	174.419	38.958	0
4.01.01.02.04	Reversão (provisão) de l. prazo, líquida	37.854	(6.293)	0
4.01.01.02.05	Ativos e passivos fiscais diferidos	(39.700)	(23.110)	0
4.01.01.02.06	Baixas do ativo permanente	2.243	9.400	0
4.01.02	Dos Acionistas	0	0	0
4.01.03	De Terceiros	154.603	60.810	0
4.01.03.01	Financiamentos	153.778	56.304	0
4.01.03.02	Realizáveis l.prazo transf.p/circulante	559	4.454	0
4.01.03.03	Outras	266	52	0
4.02	Aplicações	388.898	223.014	0
4.02.01	No realizável a longo prazo	6.755	5.382	0
4.02.02	Em investimentos	73.736	168	0
4.02.03	Na aquisição do imobilizado e diferido	96.742	49.074	0
4.02.04	Em enc.efeit.inflac.c.prazo apropr.imob.	22.171	6.722	0
4.02.05	Em dividendos propostos	0	1.812	0
4.02.06	Em exigíveis l.prazo transf.p/circulante	189.494	159.856	0
4.03	Acréscimo/Decréscimo no Cap. Circulante	3.804	38.199	0
4.04	Variação do Ativo Circulante	(24.070)	80.637	0
4.04.01	Ativo Circulante no Início do Exercício	145.763	65.126	0
4.04.02	Ativo Circulante no Final do Exercício	121.693	145.763	0
4.05	Variação do Passivo Circulante	(27.874)	42.438	0
4.05.01	Passivo Circulante no Início Exercício	322.214	279.776	0
4.05.02	Passivo Circulante no Final do Exercício	294.340	322.214	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S. A	02.474.103/0001-19

05.01 - DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO DE 01/01/1999 A 31/12/1999 (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - CAPITAL SOCIAL	4 - RESERVAS DE CAPITAL	5 - RESERVAS DE REAVALIAÇÃO	6 - RESERVAS DE LUCRO	7 - LUCROS/PREJUÍZOS ACUMULADOS	8 - TOTAL PATRIMÔNIO LÍQUIDO
5.01	Saldo Inicial	2.085.977	91.695	0	5.818	102.745	2.286.235
5.02	Ajustes de Exercícios Anteriores	0	0	0	0	0	0
5.03	Aumento/Redução do Capital Social	0	0	0	0	0	0
5.04	Realização de Reservas	0	0	0	0	0	0
5.05	Ações em Tesouraria	0	0	0	0	0	0
5.06	Lucro/Prejuízo do Exercício	0	0	0	0	(72.585)	(72.585)
5.07	Destinações	0	0	0	0	0	0
5.08	Outros	0	0	0	0	0	0
5.09	Saldo Final	2.085.977	91.695	0	5.818	30.160	2.213.650

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S. A	02.474.103/0001-19

05.02 - DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO DE 01/01/1998 A 31/12/1998 (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - CAPITAL SOCIAL	4 - RESERVAS DE CAPITAL	5 - RESERVAS DE REAVALIAÇÃO	6 - RESERVAS DE LUCRO	7 - LUCROS/PREJUÍZOS ACUMULADOS	8 - TOTAL PATRIMÔNIO LÍQUIDO
5.01	Saldo Inicial	2.085.977	0	0	0	0	2.085.977
5.02	Ajustes de Exercícios Anteriores	0	0	0	0	102.745	102.745
5.03	Aumento/Redução do Capital Social	0	0	0	0	0	0
5.04	Realização de Reservas	0	91.695	0	0	0	91.695
5.05	Ações em Tesouraria	0	0	0	0	0	0
5.06	Lucro/Prejuízo do Exercício	0	0	0	0	7.630	7.630
5.07	Destinações	0	0	0	5.818	(7.630)	(1.812)
5.08	Outros	0	0	0	0	0	0
5.09	Saldo Final	2.085.977	91.695	0	5.818	102.745	2.286.235

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S. A	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/12/1999	4 - 31/12/1998	5 -
1	Ativo Total	4.215.421	0	0
1.01	Ativo Circulante	145.491	0	0
1.01.01	Disponibilidades	811	0	0
1.01.02	Créditos	100.781	0	0
1.01.02.01	Concessionárias	64.960	0	0
1.01.02.02	Títulos e Valores Mobiliários	35.821	0	0
1.01.03	Estoques	4.767	0	0
1.01.04	Outros	39.132	0	0
1.01.04.01	Créditos da Cta. Cons. Combustível - CCC	20.872	0	0
1.01.04.02	Tributos e Contrib. Sociais a Recuperar	4.392	0	0
1.01.04.03	Alienações Serv. Curso e Disp.Reembolsar	8.155	0	0
1.01.04.04	Despesas Pagas Antecipadamente	1.269	0	0
1.01.04.05	Outros	4.444	0	0
1.02	Ativo Realizável a Longo Prazo	289.735	0	0
1.02.01	Créditos Diversos	0	0	0
1.02.02	Créditos com Pessoas Ligadas	0	0	0
1.02.02.01	Com Coligadas	0	0	0
1.02.02.02	Com Controladas	0	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0	0
1.02.03	Outros	289.735	0	0
1.02.03.01	Concessões Licitadas	18.086	0	0
1.02.03.02	Concessões a Licitar	2.648	0	0
1.02.03.03	Depósitos Vinculados a Litígios	12.067	0	0
1.02.03.04	Créditos Fiscais Diferidos	244.316	0	0
1.02.03.05	Tributos e Contrib. Sociais a Recuperar	9.830	0	0
1.02.03.06	Outros	2.788	0	0
1.03	Ativo Permanente	3.780.195	0	0
1.03.01	Investimentos	16.975	0	0
1.03.01.01	Participações em Coligadas	0	0	0
1.03.01.02	Participações em Controladas	0	0	0
1.03.01.03	Outros Investimentos	16.975	0	0
1.03.02	Imobilizado	3.757.675	0	0
1.03.03	Diferido	5.545	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S. A	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/12/1999	4 - 31/12/1998	5 -
2	Passivo Total	4.215.421	0	0
2.01	Passivo Circulante	300.136	0	0
2.01.01	Empréstimos e Financiamentos	127.035	0	0
2.01.02	Debêntures	2.114	0	0
2.01.03	Fornecedores	36.724	0	0
2.01.04	Impostos, Taxas e Contribuições	31.718	0	0
2.01.05	Dividendos a Pagar	89	0	0
2.01.06	Provisões	57.271	0	0
2.01.06.01	Obrigações Estimadas	57.271	0	0
2.01.07	Dívidas com Pessoas Ligadas	16.230	0	0
2.01.08	Outros	28.955	0	0
2.01.08.01	Folha de Pagamento	319	0	0
2.01.08.02	Particip.Empregados Lucros ou Resultados	2.300	0	0
2.01.08.03	Reserva Global de Reversão	7.224	0	0
2.01.08.04	Compensação Financ.p/Utiliz.Rec.Hídricos	2.502	0	0
2.01.08.05	Outros	16.610	0	0
2.02	Passivo Exigível a Longo Prazo	1.701.635	0	0
2.02.01	Empréstimos e Financiamentos	1.163.203	0	0
2.02.02	Debêntures	86.682	0	0
2.02.03	Provisões	269.625	0	0
2.02.03.01	Obrigações Estimadas	81.779	0	0
2.02.03.02	Contingências	187.846	0	0
2.02.04	Dívidas com Pessoas Ligadas	0	0	0
2.02.05	Outros	182.125	0	0
2.02.05.01	Concessões a Pagar	49.917	0	0
2.02.05.02	Tributos e Contribuições Sociais	75.701	0	0
2.02.05.03	Obrigações Especiais	56.507	0	0
2.03	Resultados de Exercícios Futuros	0	0	0
2.04	Participações Minoritárias	0	0	0
2.05	Patrimônio Líquido	2.213.650	0	0
2.05.01	Capital Social Realizado	2.085.977	0	0
2.05.02	Reservas de Capital	91.695	0	0
2.05.03	Reservas de Reavaliação	0	0	0
2.05.03.01	Ativos Próprios	0	0	0
2.05.03.02	Controladas/Coligadas	0	0	0
2.05.04	Reservas de Lucro	5.818	0	0
2.05.04.01	Legal	381	0	0
2.05.04.02	Estatutária	0	0	0
2.05.04.03	Para Contingências	0	0	0
2.05.04.04	De Lucros a Realizar	0	0	0
2.05.04.05	Retenção de Lucros	5.437	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S. A	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/12/1999	4 -31/12/1998	5 -
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0	0
2.05.04.07	*Outras Reservas de Lucro*	0	0	0
2.05.05	Lucros/Prejuízos Acumulados	30.160	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S. A	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO *(Reais Mil)*

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/1999 a 31/12/1999	4 - 01/01/1998 a 31/12/1998	5 -
3.01	Receita Bruta de Vendas e/ou Serviços	752.389	0	0
3.01.01	Suprimento de Energia Elétrica	531.828	0	0
3.01.02	Subvenção Combustível - CCC	217.898	0	0
3.01.03	Outras	2.663	0	0
3.02	Deduções da Receita Bruta	(26.449)	0	0
3.02.01	Impostos e Contribuições sobre a receita	(26.449)	0	0
3.03	Receita Líquida de Vendas e/ou Serviços	725.940	0	0
3.04	Custo de Bens e/ou Serviços Vendidos	(438.551)	0	0
3.04.01	Pessoal	(41.370)	0	0
3.04.02	Material	(8.203)	0	0
3.04.03	Serviço de Terceiro	(13.619)	0	0
3.04.04	Combustível p/Prod.Ener.Elétrica - CCC	(217.898)	0	0
3.04.05	Compens.Financ.p/Utiliz.Rec. Hídricos	(16.739)	0	0
3.04.06	Depreciação / Amortização	(130.265)	0	0
3.04.07	Outras	(10.457)	0	0
3.05	Resultado Bruto	287.389	0	0
3.06	Despesas/Receitas Operacionais	(398.668)	0	0
3.06.01	Com Vendas	(3.334)	0	0
3.06.02	Gerais e Administrativas	(63.528)	0	0
3.06.02.01	Pessoal	(40.091)	0	0
3.06.02.02	Participação Empregados nos Resultados	(2.300)	0	0
3.06.02.03	Serviço de Terceiro	(8.643)	0	0
3.06.02.04	Aluguel	(1.599)	0	0
3.06.02.05	Constituição de Provisões Operacionais	(42.272)	0	0
3.06.02.06	Reversão de Provisões Operacionais	65.757	0	0
3.06.02.07	Taxa de Fiscalização	(2.350)	0	0
3.06.02.08	Outras	(32.030)	0	0
3.06.03	Financeiras	(331.806)	0	0
3.06.03.01	Receitas Financeiras	15.453	0	0
3.06.03.01.01	Rendas de Aplicações Financeiras	11.134	0	0
3.06.03.01.02	Outras	4.319	0	0
3.06.03.02	Despesas Financeiras	(347.259)	0	0
3.06.03.02.01	Encargos de Dívida	(104.239)	0	0
3.06.03.02.02	Encargos s/Tributos e Contrib.Sociais	(11.753)	0	0
3.06.03.02.03	Variação Monetária s/Empr.Financiamentos	(208.444)	0	0
3.06.03.02.04	Variação Monetária - Outras	(10.058)	0	0
3.06.03.02.05	Outras	(12.765)	0	0
3.06.04	Outras Receitas Operacionais	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	0	0	0
3.07	Resultado Operacional	(111.279)	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S. A	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -01/01/1999 a 31/12/1999	4 -01/01/1998 a 31/12/1998	5 -
3.08	Resultado Não Operacional	(2.243)	0	0
3.08.01	Receitas	378	0	0
3.08.02	Despesas	(2.621)	0	0
3.09	Resultado Antes Tributação/Participações	(113.522)	0	0
3.10	Provisão para IR e Contribuição Social	0	0	0
3.11	IR Diferido	40.937	0	0
3.12	Participações/Contribuições Estatutárias	0	0	0
3.12.01	Participações	0	0	0
3.12.02	Contribuições	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0
3.14	Participações Minoritárias	0	0	0
3.15	Lucro/Prejuízo do Exercício	(72.585)	0	0
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	539.091.216	539.091.216	0
	LUCRO POR AÇÃO		0,00000	0,00000
	PREJUÍZO POR AÇÃO	(0,00013)		

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S. A	02.474.103/0001-19

08.01 - DEMONSTRAÇÃO DAS ORIGENS E APLICAÇÕES DE RECURSOS CONSOLIDADAS (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/1999 a 31/12/1999	4 - 01/01/1998 a 31/12/1998	5 -
4.01	Origens	442.556	0	0
4.01.01	Das Operações	238.099	0	0
4.01.01.01	Lucro/Prejuízo do Exercício	(72.585)	0	0
4.01.01.02	Vls. que não repr. mov. Cap. Circulante	310.684	0	0
4.01.01.02.01	Depreciação e amortização	130.378	0	0
4.01.01.02.02	Juros de longo prazo	5.490	0	0
4.01.01.02.03	Variação monetária de longo prazo	174.419	0	0
4.01.01.02.04	Reversão (provisão) de l. prazo, liquida	37.854	0	0
4.01.01.02.05	Ativos e passivos fiscais diferidos	(39.700)	0	0
4.01.01.02.06	Baixas do ativo permanente	2.243	0	0
4.01.02	Dos Acionistas	0	0	0
4.01.03	De Terceiros	204.457	0	0
4.01.03.01	Financiamentos	153.778	0	0
4.01.03.02	Debêntures	49.854	0	0
4.01.03.03	Realizáveis l.prazo transf.p/circulante	559	0	0
4.01.03.04	Outras	266	0	0
4.02	Aplicações	427.312	0	0
4.02.01	No realizável a longo prazo	6.755	0	0
4.02.02	Em investimentos	39.380	0	0
4.02.03	Na aquisição do imobilizado e diferido	165.468	0	0
4.02.04	Em enc.efeit.inflac.c.prazo apropr.imob.	25.371	0	0
4.02.05	Em exigiveis l.prazo transf.p/circulante	190.338	0	0
4.03	Acréscimo/Decréscimo no Cap. Circulante	15.244	0	0
4.04	Variação do Ativo Circulante	(6.893)	0	0
4.04.01	Ativo Circulante no Inicio do Exercício	152.384	0	0
4.04.02	Ativo Circulante no Final do Exercício	145.491	0	0
4.05	Variação do Passivo Circulante	(22.137)	0	0
4.05.01	Passivo Circulante no Inicio Exercicio	322.273	0	0
4.05.02	Passivo Circulante no Final do Exercício	300.136	0	0

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

PARECER DOS AUDITORES INDEPENDENTES

Aos Acionistas e à Administração da
Centrais Geradoras do Sul do Brasil S.A. - GERASUL
Florianópolis - SC

1. Examinamos os balanços patrimoniais da Centrais Geradoras do Sul do Brasil S.A. - GERASUL, controladora, em 31 de dezembro de 1999 e 1998, e as respectivas demonstrações do resultado, das mutações do patrimônio líquido e das origens e aplicações de recursos, correspondentes ao exercício findo em 31 de dezembro de 1999 e ao período de onze meses findo em 31 de dezembro de 1998, bem como o balanço patrimonial consolidado, em 31 de dezembro de 1999, e a respectiva demonstração consolidada das origens e aplicações de recursos da controladora e sua controlada Companhia Energética Meridional - CEM (em fase pré-operacional), correspondente ao exercício findo em 31 de dezembro de 1999, ambos elaborados sob a responsabilidade de sua administração. Nossa responsabilidade é a de expressar uma opinião sobre essas demonstrações financeiras.

2. Nossos exames foram conduzidos de acordo com as normas de auditoria e compreenderam: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume de transações e o sistema contábil e de controles internos da Companhia; (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis divulgados; e (c) a avaliação das práticas e das estimativas contábeis mais representativas adotadas pela administração da Companhia, bem como da apresentação das demonstrações financeiras tomadas em conjunto.

3. Em nossa opinião, as demonstrações financeiras referidas no parágrafo 1 representam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira da Centrais Geradoras do Sul do Brasil S.A. - GERASUL, controladora, em 31 de dezembro de 1999 e 1998, e o resultado de suas operações, as mutações de seu patrimônio líquido e as origens e aplicações de seus recursos, correspondentes ao exercício findo em 31 de dezembro de 1999 e ao período de onze meses findo em 31 de dezembro de 1998, assim como a sua posição patrimonial e financeira consolidada, em 31 de dezembro de 1999, o resultado de suas operações e as origens e aplicações de seus recursos consolidados, correspondentes ao exercício findo em 31 de dezembro de 1999, de acordo com as práticas de contabilidade emanadas da legislação societária.

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

4. Conforme descrito na nota explicativa nº.9-c, a Companhia possui construções em andamento referentes ao projeto Jacuí. A Companhia, cumprindo exigências do edital de privatização da GERASUL, oficializou junto à Agência Nacional de Energia Elétrica - ANEEL a sua decisão de permanência no empreendimento. Entretanto, a administração da Companhia ainda está em processo de negociação dos contratos originais com os antigos fornecedores do projeto; portanto, não há como garantir que os valores provisionados sejam suficientes para cobrir eventuais perdas quanto aos passivos contingentes com fornecedores e outros envolvidos no projeto.

5. Conforme descrito na nota explicativa nº.9-c, a Companhia, baseada em projeções preliminares de fluxo de caixa futuro descontado a valor presente, elaboradas internamente, avaliou que alguns ativos não serão recuperados pelas suas operações futuras. A administração da Companhia não constituiu provisão para perdas sobre estes ativos porque a expectativa é que, no conjunto, produzirão fluxo de caixa futuro positivo.

6. Conforme descrito na nota explicativa nº.2, as demonstrações do resultado do exercício e das origens e aplicações de recursos do ano de 1998 estão sendo apresentadas com a inclusão das operações do mês de janeiro daquele ano, ocorridas na sociedade extinta na incorporação mencionada na nota explicativa nº.1. As referidas operações do mês de janeiro de 1998 foram examinadas por outros auditores independentes, os quais emitiram opinião sem ressalvas.

Curitiba, 4 de fevereiro de 2000

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC-SP 011.609/S-4

Paulo Augusto de Araujo
Contador
CRC-RS 037248/T-5

RELATÓRIO ANUAL DA ADMINISTRAÇÃO

SENHORES ACIONISTAS

Temos a satisfação de apresentar o Relatório Anual da Administração e as Demonstrações Financeiras relativas ao exercício de 1999, acompanhadas do parecer dos Auditores Independentes. Toda a documentação relativa às contas ora apresentadas está à disposição dos senhores acionistas, aos quais a Diretoria Executiva sentir-se-á honrada em prestar os esclarecimentos adicionais necessários.

APRESENTAÇÃO

O ano de 1999 foi especialmente importante para a Gerasul pela consolidação do processo de reestruturação da Companhia, iniciado no final de 1998, e que teve como objetivo básico a implantação de uma nova estrutura de trabalho, refletindo a filosofia de gestão do novo Controlador, e garantindo uma base operacional adequada para o novo ambiente competitivo do setor elétrico brasileiro, que atualmente encontra-se em fase de implantação.

Foi igualmente importante por representar o primeiro exercício completo sob controle privado, permitindo a retomada de investimentos da Companhia, tão necessários para sua consolidação como empresa líder no setor de geração de energia elétrica.

Dentre as ações, podemos destacar a implantação de uma nova estrutura organizacional baseada nos princípios da descentralização de atividades, redução de níveis hierárquicos e concessão de maior autonomia e aumento de responsabilidades às áreas, que culminaram no dimensionamento de um novo quadro de pessoal, adequado aos objetivos empresariais, cujo resultado é uma Gerasul moderna, ágil e capacitada para enfrentar a nova realidade do setor elétrico brasileiro.

Em complementação a esse processo e com o objetivo de buscar a excelência empresarial, foram ampliados os níveis de participação e de comprometimento do corpo funcional e gerencial da Companhia. Nesse sentido uma nova política de recursos humanos está sendo implementada, assegurando que os nossos colaboradores se desenvolvam profissionalmente e que sejam recompensados através do grau de contribuição para os resultados operacionais da Companhia.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Dentro de um cenário de contínuo crescimento da demanda e pouca oferta adicional de energia elétrica que marcou o exercício findo, a Gerasul exerceu um papel estratégico importante no suprimento de energia em nível nacional, uma vez que, devido aos baixos níveis dos reservatórios causados por estiagem prolongada, as usinas térmicas operaram com plena capacidade, atendendo com eficiência e confiabilidade aos requisitos do sistema elétrico.

Em termos econômicos, o Resultado do Serviço em 1999 foi substancialmente maior que no exercício anterior, porém, com resultado final negativo, decorrente do ambiente econômico marcado principalmente pela desvalorização cambial, que elevou a dívida em moeda estrangeira, cuja variação cambial foi registrada integralmente no resultado do exercício.

Dentre os objetivos empresariais mais importantes da Companhia está o desenvolvimento sustentável, que justifica apresentarmos as ações sociais e ambientais desenvolvidas, baseadas no compromisso de gerar energia com qualidade e confiabilidade, respeitando o ser humano e o meio ambiente.

A Administração mostra-se confiante com os novos horizontes que se vislumbram para o Brasil e com o papel que Gerasul desempenhará para a economia crescente do País. Continuaremos trabalhando com determinação na preparação da Companhia para atuar em ambiente competitivo, promovendo o crescimento dos colaboradores, contribuindo nos diversos fóruns do setor e desenvolvendo novos clientes e oportunidades de negócio.

Por tudo isso, temos a certeza que juntos, Administração e corpo funcional, conseguiremos alcançar com sucesso a missão da Companhia.

Ao finalizar, e em nome da Administração da Companhia, gostaria de agradecer aos colaboradores, que tiveram papel importante no alcance dos resultados e que, no decorrer do exercício, a cada desafio enfrentado demonstraram dedicação e competência, às autoridades Federais, Estaduais e às Municipais, às comunidades de área de atuação da Companhia, aos clientes, fornecedores e demais empresas pela confiança depositada na equipe da Gerasul.

Maurício Stolle Bähr
Presidente do Conselho
de Administração

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

1. A NOVA GERASUL E O NOVO AMBIENTE COMPETITIVO

Em 1999 consolidou-se o processo de reestruturação administrativa da Gerasul, iniciado no exercício anterior com a implantação de uma filosofia de gestão alinhada com a sua condição de empresa privada e com os princípios de administração do novo Controlador. Todo o conjunto de ações teve como objetivo principal preparar a Companhia para ser competitiva e enfrentar a concorrência que se desenha no setor de energia no Brasil, base do novo modelo do setor.

- **Ambiente competitivo**

  A reestruturação do setor elétrico brasileiro tem como objetivo proporcionar a expansão dos segmentos de geração, transmissão e distribuição, e incentivar a operação e manutenção a baixo custo. Com a entrada do capital privado no setor elétrico e a introdução da concorrência entre as empresas, foram criados novos agentes e foi redefinido o papel de outros já existentes. Destacam-se a criação da Agência Nacional de Energia Elétrica – ANEEL, órgão independente e com autonomia de gestão nas funções de regulamentação, fiscalização e autorização; a implantação do Operador Nacional do Sistema – ONS, com a função de realizar a operação interligada das instalações elétricas do Sistema Interligado brasileiro e despachar as usinas integradas buscando a otimização energética deste sistema; e a instituição do Mercado Atacadista de Energia - MAE, que tem objetivo de criar um mercado de curto prazo para a compra e venda de energia não contratada bilateralmente, ou das diferenças entre as gerações efetivas e os valores contratados. A Gerasul, em sintonia com estas mudanças, estruturou uma área de comercialização de energia que, em coordenação com outras unidades da Companhia, tem participado ativamente na discussão e no estabelecimento das novas regras que deverão definir as transações de compra e venda de energia no âmbito do mercado livre.

- **Novo sistema de gestão**

  Ser mais ágil, dinâmica e competitiva. Estes foram os principais elementos motivadores para a profunda reforma no processo de gestão da Gerasul. O modelo, que tem como origem a filosofia administrativa do grupo Tractebel, controlador da Empresa, foi consolidado no ano passado. Os processos de trabalho foram redesenhados com descentralização de atividades, diminuição dos níveis hierárquicos e

terceirização de serviços. Uma nova estrutura normativa foi implantada, desburocratizando o processo administrativo com o estabelecimento de seis normas comparadas às 52 até então existentes.

- **Nova Diretoria e Comitê Estratégico**

A nova Diretoria foi eleita com a valorização dos *profissionais da casa*, seguindo a filosofia do grupo Tractebel. Na nova composição, foram promovidos três empregados da Companhia. A criação do Comitê Estratégico teve como objetivo principal a formação de um grupo para assessorar a Diretoria Executiva e o Conselho de Administração na análise e implementação de estudos e projetos que fossem estratégicos para a Companhia, face às rápidas mudanças em curso no setor elétrico brasileiro que demandam uma visão de longo prazo.

- ***Bug* e novo Sistema de Informação Gerencial**

O Projeto Ano 2000 mobilizou mais de 200 profissionais de plantão durante a passagem de ano. Nenhum problema foi constatado nas usinas e nos sistemas computacionais da Companhia. Os preparativos para enfrentar o *bug* foram feitos paralelamente à implantação do software de gestão empresarial e informação gerencial. A execução do projeto, considerado modelo pela Oracle, exigiu a aquisição de uma nova infra-estrutura de informática e a capacitação do pessoal na nova tecnologia. O projeto foi executado num prazo recorde de 11 meses e consumiu 1.847 homens/dia na área de consultoria. Este projeto, que atendeu às funções de Contabilidade Geral, Contas a Pagar e Receber, Controle de Estoque, Recebimento Integrado, Compras, Orçamento, Gestão Patrimonial, Recursos Humanos, Manutenção de Equipamentos e Controle de Projetos, está dentro do propósito da Companhia de modernizar seu sistema de informações como suporte básico à tomada de decisão e de apoio ao seu processo operacional.

- **Nova sede**

Em dezembro a Gerasul instalou-se em sua nova sede administrativa, localizada no centro de Florianópolis. A mudança teve como objetivo consolidar a identidade da Companhia, que desde seu desmembramento continuava a operar na sua antiga sede, juntamente com a Eletrosul. Trabalham nas novas instalações 210 funcionários.

- **Adequação do quadro de pessoal**

Em dezembro de 1998 o quadro de empregados da Gerasul era composto por 1.228 pessoas. Ao final de 1999, contava com 828 colaboradores. O novo quadro foi consolidado com a adoção do Plano de Demissão Incentivada – PDI, implantado no mês de março, e que alcançou ao final de dezembro 381 desligamentos ao custo de R$ 19,4 milhões, incluindo encargos sociais. A grande maioria dos empregados que aderiu ao PDI continua prestando serviços à Companhia, através de empresas terceirizadas, algumas das quais criadas com a supervisão da própria Gerasul. Outros desligamentos ocorreram com colaboradores que contavam com tempo de serviço que já permitia o requerimento de aposentadoria. O conjunto de benefícios concedidos resultou no sucesso do Plano, que transcorreu naturalmente, sem afetar o ambiente de trabalho nem acarretar prejuízos à qualidade ou à produtividade da Companhia.

2. DESEMPENHO OPERACIONAL

A Gerasul está inserida em uma região estratégica que abriga 64% da população e gera 81% da riqueza do Brasil. O vigor dessa economia, que absorve toda a energia gerada pelas suas usinas, impõe um desafio no nível do desempenho operacional apresentado pela Gerasul. A Companhia se sente satisfeita por garantir o fornecimento de um insumo tão importante aos lares de milhões de brasileiros com níveis de qualidade e confiabilidade comparáveis às empresas líderes de desempenho no setor.

- **Ambiente Econômico**

O ano de 1999 foi marcado pela instabilidade da economia brasileira. Logo no início de janeiro, o Governo brasileiro alterou o sistema cambial até então vigente. O novo sistema culminou na livre flutuação da moeda e o que se seguiu foram semanas de muita apreensão no mercado financeiro, com uma desvalorização expressiva do Real. Em função disso, foi necessário, mais uma vez, elevar os juros básicos da economia e a carga tributária de pessoas físicas e jurídicas. Estas medidas de cunho recessivo permitiram uma contenção das pressões inflacionárias, e produziram, ao longo do ano, uma melhoria das expectativas dos agentes econômicos internos e externos. Desta forma, a desvalorização do Real pôde ser contida, transformando-se num processo mais brando de flutuação cambial. No segundo semestre as expectativas melhoraram, com a constatação de que o câmbio e os índices de preços ao consumidor mantiveram-se dentro de limites razoáveis e que a desaceleração econômica acabou sendo menor do

que a esperada. Apesar disso, passou-se um ano em que não foi possível reverter o saldo da balança comercial, alguns setores econômicos apresentaram queda de atividade, as reformas fundamentais da economia, em especial as reformas ligadas à área fiscal, foram adiadas, os juros foram mantidos em patamares elevados e a dívida pública atingiu níveis recordes.

- **Resultado do exercício**

Para a Gerasul, que iniciou o ano com uma dívida em moedas estrangeiras de R$ 461.991 mil, representando 40% de sua dívida inicial total, o resultado de 1999 foi afetado negativamente, mesmo verificando-se uma flutuação cambial mais branda na segunda metade do ano. O prejuízo do exercício, no valor de R$ 72.585 mil, considera R$ 196.581 mil de variação cambial, que a Administração registrou integralmente no resultado do exercício. A elevação da dívida em moedas estrangeiras, em decorrência da desvalorização do Real, contribuiu também para uma maior incidência de juros no resultado. Além dos efeitos cambiais, os demais encargos da dívida exerceram forte pressão sobre o resultado do serviço. Em conseqüência, o resultado do serviço, no valor de R$ 220.527 mil, que apresentou crescimento de 31,6% em relação ao exercício anterior (R$ 167.519 mil), transformou-se em um prejuízo operacional de R$ 111.279 mil em virtude do resultado financeiro apurado.

- **Principais indicadores**

INDICADORES	1999	1998	%
Receitas operacionais brutas	752.389	631.633	19,1
Receitas operacionais líquidas	725.940	606.776	19,6
EBITDA	350.905	319.745	9,7
Resultado do serviço	220.527	167.519	31,6
Despesas financeiras líquidas	331.806	181.093	83,2
Prejuízo (1999) / lucro líquido (1998)	72.585	1.714	-
Ativos totais	4.073.026	3.999.914	1,8
Dívida em moedas estrangeiras	660.478	461.991	43,0
Dívida em moeda nacional	629.760	679.418	-7,3
Patrimônio líquido	2.213.650	2.286.235	-3,2

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

- **Reajuste dos preços – contratos iniciais**

A Agência Nacional de Energia Elétrica – ANEEL homologou reajuste dos preços de 12,78%, com vigência a partir de 06/09/99.

- **EBITDA**

O EBITDA, representado pelo lucro anterior ao resultado financeiro, dos impostos, da depreciação, e da amortização, atingiu R$ 350.905 mil, significando um crescimento de 9,7% em relação ao ano anterior (R$ 319.745 mil). Esta cifra representa 48,3% das receitas operacionais líquidas contra 52,7% verificados em 1998. A redução da margem em relação ao ano passado é atribuída ao alto volume de produção termelétrica em 1999, porquanto a sistemática contábil adotada no setor elétrico consiste em registrar o consumo dos combustíveis fósseis como subvenção, refletindo na receita líquida mas sem efeitos no EBITDA, já que, simultaneamente, o mesmo valor é registrado como despesa operacional.

- **Captação de recursos**

Em virtude da retomada de investimentos no transcorrer do exercício, a Companhia captou, em 29/11/99, EUR 40 milhões através da emissão de *Floating Rate Notes*, com prazo de oito anos.

- **Mercado de Capitais**

O comportamento das ações da Companhia em 1999 foi afetado pela desvalorização do Real em janeiro. As ações do tipo ON tiveram valorização de 15,82%, ao passo que as PNB´s subiram 35,86%, valor inferior ao comportamento do mercado. Enquanto o mercado refletia o clima de otimismo que ganhou força com a mudança do regime cambial e com a perspectiva de lucros dos setores beneficiados pela desvalorização, as ações da Gerasul eram penalizadas pela importância do valor da sua dívida em moedas estrangeiras. No mês de novembro, quando já era nítida a tendência de fortalecimento do Real, os papéis da Companhia superaram o desempenho do mercado. Muitos analistas confirmaram recomendações de compra, sustentados nas perspectivas de crescimento da Companhia.

- **Participação dos colaboradores nos resultados**

Apesar do resultado econômico apresentado, a Companhia decidiu provisionar o valor de R$ 2.300 mil, que será submetido à Assembléia Geral nos termos das disposições estatutárias, em reconhecimento ao empenho de seus colaboradores que souberam adaptar-se com profissionalismo e dedicação ao novo ambiente em que se insere a Gerasul privatizada, contribuindo para que a Administração atingisse seus objetivos empresariais.

- **Consumo de energia no Brasil**

O mercado de energia elétrica no País apresentou um crescimento de 2% em relação a 1998, comportamento abaixo do previsto. Salienta-se que a previsão para o crescimento do consumo de energia elétrica em 1999, realizado em período anterior à desvalorização cambial, era de 4,7%. Nas regiões Sul/Sudeste/Centro-Oeste a evolução foi de 1,9%, abaixo da média brasileira. Na região Sul, vista isoladamente, verificou-se expansão bastante superior, com crescimento de 5,5% no ano. Vale salientar que o crescimento verificado no consumo de energia elétrica ocorreu a despeito do pequeno crescimento apresentado do produto interno bruto (0,8%). Na tabela a seguir pode ser visualizada a trajetória de crescimento anual do consumo de energia elétrica e do produto interno bruto.


EVOLUÇÃO DO CONSUMO DE ENERGIA ELÉTRICA E DO PRODUTO INTERNO BRUTO - BRASIL
8,0
6,0
4,0
2,0
-
(2,0)
(4,0)
(6,0)
Percentual
90
91
92
93
94
95
96
97
98
99
Produto Interno Bruto
Consumo de Energia

- **Parque gerador**

A capacidade instalada da Companhia em 31/12/99 era de 3.719MW, distribuídos em usinas hidrelétricas e termelétricas, conforme demonstrado a seguir

UNIDADE DE PRODUÇÃO	TIPO	LOCALIZAÇÃO	CAPACIDADE NOMINAL (MW)
Salto Santiago	Hidrelétrica	Rio Iguaçu (PR)	1.420
Salto Osório	Hidrelétrica	Rio Iguaçu (PR)	1.078
Passo Fundo	Hidrelétrica	Rio Passo Fundo (RS)	226
TOTAL DE HIDRELÉTRICAS			**2.724**
Complexo Jorge Lacerda	Termelétrica	Capivari de Baixo (SC)	857
Charqueadas	Termelétrica	Charqueadas (RS)	72
Alegrete	Termelétrica	Alegrete (RS)	66
TOTAL DE TERMELÉTRICAS			**995**

Em dezembro de 1999 a Gerasul assinou contrato com a Empresa Energética de Mato Grosso do Sul S.A. – Enersul para a aquisição da UTE William Arjona, localizada em Campo Grande – MS. A propriedade da usina, que agrega mais 80 MW ao parque gerador, foi transferida para a Gerasul em 07.02.2000 e atende ao compromisso de suprimento aquela região previsto no Edital de Privatização da Companhia.

- **Clientes da Gerasul**

Os principais clientes da Gerasul são as empresas distribuidoras de energia elétrica situadas no sistema elétrico sul, composto pelos estados do Mato Grosso do Sul, do Paraná, de Santa Catarina e do Rio Grande do Sul, além de atender à região Sudeste, através de Furnas. Alguns estados, como Santa Catarina e Mato Grosso do Sul, têm na Gerasul o seu mais importante supridor de energia elétrica. A Gerasul produziu em 1999 5,8% de toda a energia requerida pelo sistema elétrico interligado do País.

- **Geração em 1999**

A produção total de energia da Gerasul no ano de 1999 se manteve nos mesmos patamares dos anos de 1997 e 1998. As usinas hidrelétricas apresentaram uma pequena redução na produção total de energia no ano, basicamente devido aos baixos níveis dos reservatórios em alguns meses do ano, causados pela estiagem prolongada. Apesar das condições pluviométricas desfavoráveis, as usinas hidrelétricas mantiveram a sua geração acima dos valores assegurados. Como a demanda de energia no sistema elétrico se manteve alta no decorrer do ano, as usinas termelétricas despacharam com fatores de capacidade elevados. A média de 1999 foi de 61%, contra 40% do ano anterior. Conseqüentemente, a geração bruta total das usinas termelétricas no ano passado foi cerca de 50% superior à do ano anterior. Estes fatos não alteraram a receita já garantida pelos Contratos Iniciais.

- **Disponibilidade de energia**

A Companhia mantém sua preocupação permanente com o atendimento ao mercado com maior qualidade, confiabilidade e eficiência. Em 1999 foi atingido um fator de disponibilidade de 92,00%, acima da média dos últimos 10 anos, que foi de 90,80%. As hidrelétricas tiveram uma disponibilidade de 94,45%. Nas termelétricas o fator chegou a 85,40%, com destaque para as usinas de Jorge Lacerda B e C que apresentaram um recorde histórico.

3. BALANÇO SOCIAL

Investir no ser humano é o desafio permanente da Companhia. Internamente, foram intensificadas ações que visaram elevar o nível de desenvolvimento pessoal e profissional dos colaboradores, bem como melhorar o ambiente de trabalho e a qualidade de vida. No âmbito externo, buscou-se uma maior integração e o envolvimento comunitário, apoiando uma série de iniciativas e projetos sociais que visam desenvolver e melhorar a qualidade de vida da região.

- **Bem-estar no trabalho e em casa**

  A Companhia, sempre preocupada com o bem-estar de seus colaboradores, está fazendo um amplo levantamento sobre as condições de trabalho em todas as suas áreas, com o objetivo de reduzir o número de acidentes, as doenças ocupacionais e os afastamentos por motivo de saúde. Para tanto, mantém um plano de participação financeira nas despesas com prevenção e recuperação da saúde de seus empregados e dependentes, através de convênios de assistência médico-hospitalar, laboratorial, farmacêutico e odontológico. Igualmente preocupada com o futuro de seus empregados, a Companhia mantém um plano de previdência privada que tem a finalidade de assegurar renda complementar após a aposentadoria.

- **Valorização e reconhecimento**

  O Programa de Treinamento da Gerasul resultou em 54.418 homens/hora de treinamento. No total, 2,73% da força de trabalho foi treinada, o que equivale a 66 horas/ano por colaborador. Em 1999 foi implantada uma nova política de remuneração, centrada na valorização profissional e baseada no desempenho e no nível de participação dos empregados nos resultados da Companhia. Novas faixas salariais foram aprovadas com valores alinhados aos praticados pelo mercado de trabalho, e foram feitos os enquadramentos funcionais e salariais dos empregados, corrigindo as disfunções acumuladas ao longo dos últimos anos. Um novo programa para selecionar e desenvolver *trainees* foi implantado, visando identificar profissionais de maior talento e potencial no mercado que possam acessar às carreiras iniciais e ocupar, futuramente, funções estratégicas na Companhia.

- **Programa de apoio à criança carente**

No final do exercício, a Gerasul assinou convênio com a Prefeitura Municipal de Florianópolis, através da Associação Florianopolitana de Voluntários - AFLOV com o objetivo de colaborar com a manutenção do Projeto Cidade Criança, que se constitui num centro referencial multidisciplinar. A Companhia mantém, ainda, convênio com o intuito de executar um programa de assistência e formação profissional de adolescentes carentes das comunidades de Capivari de Baixo e de Florianópolis, preparando o menor para sua integração no mercado de trabalho. Estes adolescentes recebem remuneração fixa, vale alimentação e uniforme.

- **Programa de apoio à educação**

A Companhia mantém convênios com escolas e entidades de ensino localizadas nas comunidades onde possui usinas, oferecendo incentivos financeiros e outros tipos de apoio, visando assegurar condições operacionais de infra-estrutura necessária à qualidade de ensino nestas localidades. Para suas colaboradoras, a Gerasul concede reembolso das despesas com creche e pré-escola dos filhos na faixa de 0 a 7 anos.

- **Programa de integração e auxílio à comunidade**

A Gerasul tem sistematicamente apoiado, através de patrocínios ou de doações, as iniciativas voltadas ao desenvolvimento das atividades desportivas, culturais, sociais e assistenciais que se realizam nas localidades onde está inserida, visando à integração com as comunidades de interesse da Companhia.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

INDICADORES SOCIAIS

1. DADOS OPERACIONAIS	**R$ mil**		
1.1 – Faturamento Bruto	752.389		
1.2 – Resultado do Serviço	220.527		
1.3 – Folha de Pagamento Bruta	48.106		
2. INDICADORES LABORIAIS	**R$ mil**	**% s/ Folha Pagamento Bruta**	**% sobre o Resultado do Serviço**
2.1 – Alimentação	2.316	4,81	1,05
2.2 – Encargos Sociais Compulsórios	13.703	28,49	6,22
2.3 – Previdência Privada	6.159	12,80	2,79
2.4 – Previdência Privada – Conversão Aposentadoria Especial em Aposentadoria por Tempo de Serviço	22.254	46,26	10,10
2.5 – Saúde	3.273	6,80	1,48
2.6 – Educação	835	1,74	0,38
2.7 – Participação nos Lucros ou Resultados	2.300	4,78	1,04
2.8 – Outros Benefícios	999	2,08	0,45
TOTAL (2.1 a 2.8)	**51.839**	**107,76**	**23,51**
3. INDICADORES SOCIAIS	**R$ mil**	**% s/ Folha Pagamento Bruta**	**% sobre o Resultado do Serviço**
3.1 – Impostos (excluídos encargos sociais)	28.181	58,58	12,78
– Contribuição p/a Sociedade/Investimentos na Cidadania	321	0,67	0,14
3.3 – Investimentos em Meio Ambiente	8.822	18,34	4,00
TOTAL (3.1 a 3.3)	**37.324**	**77,59**	**16,92**
4. INDICADORES DO CORPO FUNCIONAL	**Quantidade**		
4.1 - Nº de empregados no final do exercício	828		
4.2 - Nº de admissões durante o exercício	9		
4.3 - Nº de estagiários durante o exercício	42		

4. BALANÇO AMBIENTAL

A construção de usinas hidrelétricas e termelétricas e a geração de energia elétrica demandam forte interação com o meio ambiente. Preservar os recursos naturais, a cultura, o patrimônio arqueológico e respeitar as condições de vida das populações diretamente envolvidas com os empreendimentos fazem parte da filosofia empresarial da Companhia.

- **Programas ambientais nas usinas hidrelétricas**

O monitoramento ambiental nas usinas hidrelétricas de Salto Osório e Salto Santiago está sendo feito pelo Instituto Ambiental do Paraná - IAP. O plano diretor elaborado para essas usinas pretende identificar, organizar e normatizar os usos sobre o conjunto das margens do lago e das ilhas do reservatório. Já a usina de Passo Fundo é monitorada pela Pontifícia Universidade Católica - PUC/RS.

- **Programas ambientais nas usinas termelétricas**

A Companhia desenvolve vários projetos ambientais nas usinas termelétricas. As ações visam controlar a poluição do ar e das águas, recuperar áreas degradadas e reaproveitar as cinzas provenientes do carvão. A cinza leve está sendo comercializada com a indústria cimenteira e a pesada encaminhada às minas de carvão. Os programas estão sendo monitorados e licenciados pela Fundação de Amparo Tecnológico ao Meio Ambiente - FATMA, no Complexo Jorge Lacerda, e pela Fundação Estadual de Proteção Ambiental -FEPAM nas usinas gaúchas de Charqueadas e Alegrete. Contam com estudos de avaliação da qualidade ambiental nas regiões, desenvolvidos pela Japan International Cooperation Agency – JICA.

- **Remanejamento da população rural**

Ao final de 1999, a Gerasul já havia reassentado 91% das famílias atingidas pela obra de Itá. Foram adquiridos 2.733 imóveis, representando 99% de todas as propriedades envolvidas na construção da usina. Das famílias que habitavam a região do lago, 368 foram dirigidas a reassentamentos rurais, 370 receberam cartas de crédito e 53 foram instaladas em áreas remanescentes. As famílias encaminhadas a reassentamentos, que em sua maior parte eram arrendatárias, receberam a posse definitiva da terra. A Companhia instalou várias escolas na região e muitas comunidades foram beneficiadas com postos de saúde.

- **Remanejamento da população urbana**

O município de Itá, o mais atingido pelas obras da usina, foi inteiramente reconstruído pela Companhia. Aproximadamente 1.500 habitantes foram transferidos para Nova Itá, onde receberam habitações, escolas e estabelecimentos de saúde.

- **Conservação dos ecossistemas naturais**

  Um dos principais programas desenvolvidos em Itá foi o de conservação dos ecossistemas naturais. Nas primeiras duas semanas do início da formação do lago, foram recolhidos 585 animais e aproximadamente 18 mil peixes à jusante da barragem. Para preservar a mata ciliar, está sendo reflorestada uma área de 1,5 mil hectares.

- **Controle e acompanhamento da vida aquática**

  A Companhia desmatou aproximadamente 8 mil hectares da área onde foi formado o lago da usina de Itá, proporcionando o aproveitamento comercial do material lenhoso, além de desinfetar todas as propriedades adquiridas. Estas medidas foram necessárias para evitar a formação de gases no fundo do reservatório, o que prejudicaria a qualidade da água e inviabilizaria a vida aquática. Com isto foram garantidas as condições que proporcionaram os excelentes níveis de qualidade observados atualmente no reservatório da usina.

- **Infra-estrutura e educação**

  Foram concluídos 565,3 quilômetros de estradas, 1.326 metros de pontes e 585,5 quilômetros de rede elétrica na região da usina. Os agricultores receberam assistência técnica sobre conservação do solo, saneamento rural e fomentos às atividades agropecuárias. Paralelamente, a Companhia capacitou os professores da rede municipal de ensino em educação ambiental.

4. NOVOS INVESTIMENTOS

Com a aquisição do controle acionário da Companhia na Bolsa de Valores do Rio de Janeiro, em setembro de 1998, o grupo Tractebel, que controla empresas na área de energia em mais de 100 países, decidiu fazer da Gerasul sua plataforma de investimentos na área de geração de energia no Brasil. A visão de longo prazo do Grupo garante à Gerasul vantagens competitivas no desenvolvimento de novos negócios que permitam a expansão da Companhia.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

- **Novos Negócios**

A Gerasul buscou ampliar seus ativos através da aquisição de outras companhias, participando dos leilões de venda do controle acionário das empresas Tietê e Paranapanema, ambas originárias da Companhia Energética de São Paulo (CESP). Para dar continuidade ao seu crescimento, a Companhia iniciou em 1999 a avaliação de novas oportunidades, destacando-se o projeto de uma central a gás natural de grande porte e os empreendimentos de co-geração em indústrias de papel e celulose. Os aproveitamentos hidrelétricos incluídos no programa de licitação de concessões do Governo brasileiro também foram objeto de atenção, tendo sido analisados os diferentes projetos e levantadas suas potencialidades.

- **Investimentos nas geradoras**

A Companhia implementou um programa de investimentos em 1999 da ordem de R$173,9 milhões contra R$ 43,8 milhões investidos no exercício anterior, o que representa um acréscimo de 297%, com os seguintes destaques:

UHE Itá - Usina em construção com capacidade instalada de 1.450MW e investimento total da ordem de R$ 1,2 bilhão. Está sendo construída em consórcio com outras empresas, com participação de 38,92% da Gerasul. O empreendimento está quase concluído – 99,2% das obras civis e 76% da montagem estão prontas. A entrada em operação da primeira máquina está prevista para junho de 2000, cuja energia já está comercializada nos Contratos Iniciais. O grande destaque foi o fechamento em 16 de dezembro das comportas para a formação do reservatório.

UHE Machadinho - Usina em construção com capacidade instalada de 1.140MW e investimento total da ordem de R$ 700 milhões. Está sendo implantada em consórcio, no qual a Gerasul participa com 16,94%. As obras estavam 41,63% concluídas no mês de dezembro. Os projetos sócio-ambientais foram cumpridos em 57,15%, as obras civis em 51,22%, o projeto executivo atingiu 56,96% e o fornecimento de equipamentos chegou a 24,23%. Ao final do ano passado, 12,45% dos equipamentos eletromecânicos já estavam montados. Merece destaque a revisão do cronograma geral de implantação, o qual considera uma antecipação na geração comercial da usina para fevereiro de 2002, energia que poderá ser comercializada livremente por não estar incluída nos Contratos Iniciais.

UHE Cana Brava - A Gerasul adquiriu o controle acionário da Companhia Energética Meridional - CEM, empresa que detém a concessão da construção e operação da hidrelétrica de Cana Brava, usina com uma capacidade instalada de 450 MW, localizada no rio Tocantins, Estado de Goiás. Trata-se de um investimento da ordem de R$ 530 milhões, com recursos financeiros já garantidos através de financiamento junto ao BNDES. Em 1999 a Gerasul aportou recursos da ordem de R$ 74 milhões, através da integralização de capital na CEM, destinados ao programa de investimento da usina e para a compra do controle acionário da Companhia. Em dezembro de 1999, foi registrado um avanço global das obras de cerca 12,82%. Diversos projetos de monitoramento e controle da fauna, flora e educação ambiental e relocação estão em andamento. A construção está sendo viabilizada num prazo recorde de 39,5 meses e, quando concluída, vai gerar energia que poderá ser comercializada livremente por não estar incluída nos Contratos Iniciais.

UTE William Arjona - Em dezembro de 1999, a Gerasul consolidou o processo de aquisição da usina William Arjona, localizada em Campo Grande (MS), agregando mais 80 MW a sua potência instalada. Trata-se de um investimento da ordem de R$ 54 milhões que garantirá o abastecimento de energia ao Estado do Mato Grosso do Sul, para atendimento ao compromisso previsto no Edital de Privatização da Companhia.

UTE Jacuí - A central termelétrica a carvão de Jacuí, com potência instalada de 350 MW e localizada no município de Charqueadas (RS), foi paralisada em 1991, com aproximadamente 40% da obra concluída e 100% dos equipamentos armazenados no local. No ano de 1999 a Gerasul empreendeu todos os esforços no sentido de viabilizar o empreendimento de acordo com o compromisso previsto no Edital de Privatização, tendo avançado substancialmente no trato das questões de meio ambiente, contratação e suprimento de carvão.

4. PERSPECTIVAS

As perspectivas para a atividade de produção de energia elétrica no Brasil são extremamente favoráveis. O consumo de energia continuará crescendo na próxima década e a Gerasul, para garantir e ampliar sua participação no mercado, deverá aumentar seu parque gerador através da construção de novas usinas ou da aquisição de centrais já existentes, consolidando ainda mais sua condição de empresa líder na área de geração de energia elétrica de capital privado no Brasil.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

O novo ambiente em implantação apresenta vantagens competitivas para a Gerasul. Por ter sido a primeira geradora a ser privatizada obteve maior tempo de amadurecimento, treinamento e adequação da equipe ao novo cenário, além de proporcionar um maior conhecimento do novo ambiente. A Companhia se apresenta qualificada para manter seus atuais clientes satisfeitos, bem como na conquista de novos mercados.

Embora toda a energia do parque gerador atual esteja comprometida com os Contratos Iniciais, assim como a energia dos projetos de Itá, interconexão com a Argentina e William Arjona, a comercialização da energia liberada dos Contratos Iniciais a partir de 2003 e da energia a ser gerada pelos projetos de Machadinho e Cana Brava, bem como dos novos projetos em desenvolvimento, as perspectivas de melhoria da margem operacional e da geração interna de caixa são bastante favoráveis.

À medida em que o cenário para os próximos anos indica perspectivas de escassez de energia elétrica para atendimento ao crescimento do mercado que se vislumbra, a Gerasul projeta uma disponibilidade global de suas usinas suficiente para atender aos seus compromissos contratuais, inclusive com sobras oriundas dos esforços que estão sendo desenvolvidos para antecipação das obras de Itá e Machadinho, assim como em melhorias na eficiência das unidades de produção.

A recuperação da economia no ano 2000 despontará com novas oportunidades de investimentos, para os quais a Gerasul estará preparada para sua realização com competência e qualidade.

CENTRAIS GERADORAS DO SUL DO BRASIL S.A. - GERASUL

CNPJ Nº 02.474.103/0001-19

Companhia Aberta

NOTAS EXPLICATIVAS ÀS DEMONSTRAÇÕES FINANCEIRAS

EM 31 DE DEZEMBRO DE 1999 E 1998
(em milhares de reais)

NOTA 1 - CONTEXTO OPERACIONAL

A Centrais Geradoras do Sul do Brasil S.A. - GERASUL, concessionária de uso de bem público, na condição de produtor independente, com sede em Florianópolis - SC, tem como atividade a geração e comercialização de energia elétrica.

Sua capacidade instalada é de 3.719 MW, dos quais 73,25% em usinas hidrelétricas e 26,75% em termelétricas, compostos pelo seguinte parque gerador em operação: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UTE Charqueadas (RS), UTE Alegrete (RS) e Complexo Termelétrico Jorge Lacerda (SC).

A Companhia foi constituída em 29 de janeiro de 1998, a partir da cisão parcial da Centrais Elétricas Brasileiras S. A. - ELETROBRÁS, e tinha a denominação social de Eletrobrás Geração S. A. - ELETROGER.

O patrimônio vertido à ELETROGER correspondia à totalidade da participação societária da ELETROBRÁS na sociedade constituída em 23 de dezembro de 1997 a partir da cisão parcial da Centrais Elétricas do Sul do Brasil S. A. - ELETROSUL, incluída no Programa Nacional de Desestatização - PND.

Em 29 de abril de 1998 a ELETROGER incorporou sua controlada, com o patrimônio existente na data-base de 31 de janeiro de 1998. Na Assembléia Geral Extraordinária em que foi aprovada a operação de incorporação, os acionistas aprovaram, também, a alteração da denominação social da Companhia para Centrais Geradoras do Sul do Brasil S. A. - GERASUL, utilizada até então pela incorporada.

A Companhia foi privatizada em 15 de setembro de 1998, em leilão realizado na Bolsa de Valores do Rio de Janeiro, cujo controle acionário foi adquirido pela Tractebel Sul Ltda., empresa constituída no Brasil sob o controle da Tractebel Sociètè Anonyme, com sede em Bruxelas, Bélgica.

No mês de maio de 1999 a Companhia adquiriu o controle acionário da Companhia Energética Meridional – CEM, correspondente a 99,99% das ações representativas do capital social.

A CEM é detentora de concessão para construir e operar a usina hidrelétrica Cana Brava, localizada no rio Tocantins, Estado de Goiás, cujas características estão descritas na Nota 9-a.

NOTA 2 - APRESENTAÇÃO DAS DEMONSTRAÇÕES FINANCEIRAS

Demonstrações financeiras da Controladora

As demonstrações financeiras foram elaboradas de acordo com a legislação societária brasileira, com as normas da Agência Nacional de Energia Elétrica – ANEEL e com os atos normativos da Comissão de Valores Mobiliários – CVM.

Com o objetivo de permitir melhor comparabilidade, as Demonstrações do Resultado do Exercício e das Origens e Aplicações de Recursos, referentes ao exercício de 1998, estão sendo apresentadas com a inclusão das operações do mês de janeiro daquele ano ocorridas na sociedade extinta na incorporação mencionada na Nota 1. As referidas demonstrações foram divulgadas em Nota Explicativa às demonstrações financeiras do exercício de 1998.

A partir deste exercício todos os gastos realizados em função dos recursos humanos, tais como atendimento médico-hospitalar, vale alimentação, seguro de vida etc., estão sendo classificados na rubrica "pessoal". Tais gastos, referentes ao exercício anterior, foram reclassificados para fins de comparação.

Demonstrações financeiras consolidadas

As demonstrações financeiras consolidadas em 31 de dezembro de 1999 foram elaboradas de acordo com os princípios e práticas de consolidação previstos na legislação societária brasileira e na Instrução nº 247/86, com as alterações introduzidas pela Instrução nº 285/88, da Comissão de Valores Mobiliários – CVM, abrangendo o balanço patrimonial e a demonstração das origens e aplicações de recursos da controladora e de sua controlada, Companhia Energética Meridional – CEM. A demonstração do resultado do exercício consolidada não está sendo apresentada em virtude da controlada encontrar-se em fase pré-operacional.

Na consolidação da demonstração das origens e aplicações de recursos foram consideradas as transações ocorridas na controlada a partir do balanço de abertura de 31 de maio de 1999, mês da aquisição do controle.

Detalhamento em Notas Explicativas

Objetivando propiciar maior clareza na apresentação dos detalhamentos de saldos patrimoniais em Notas Explicativas, as contas ativas e passivas não existentes na controlada estão sendo apresentadas exclusivamente sob o título "Controladora", cujos valores são idênticos aos saldos consolidados.

NOTA 3 – SUMÁRIO DAS PRINCIPAIS PRÁTICAS CONTÁBEIS

Reconhecimento dos efeitos inflacionários

Estão refletidos somente os efeitos das variações monetárias sobre ativos e passivos indexados em função de disposições legais e contratuais. Em conformidade com as disposições da Lei nº 9.249, de 26.12.1995, a partir de janeiro de 1996 foi extinta a sistemática de correção monetária. Desta forma, os valores correspondentes ao ativo permanente, patrimônio líquido e obrigações especiais estão corrigidos somente até 31.12.1995.

Critérios gerais de avaliação

a) Resultado do período

As receitas e despesas estão registradas com observância do regime de competência dos exercícios. A variação monetária decorrente da flutuação cambial está integralmente reconhecida no resultado do período.

b) Ativos circulante e realizável a longo prazo

Os materiais em estoque no almoxarifado estão registrados ao custo médio de aquisição, que não excede o valor de mercado;

os títulos e valores mobiliários estão registrados ao custo acrescido dos rendimentos auferidos até a data do balanço e se referem a aplicações de curto prazo, cujos valores contábeis não excedem os preços médios de mercado;

os ativos indexados estão atualizados até a data do balanço.

11.01 - NOTAS EXPLICATIVAS

c) Permanente

Os investimentos na controlada são avaliados pelo método da equivalência patrimonial e os demais investimentos estão ao custo de aquisição, que não excede o valor de mercado;

o imobilizado está registrado ao custo de aquisição ou construção. A depreciação está calculada pelo método linear, com base nas taxas anuais mencionadas na Nota 9-c;

em função do disposto nas Intruções Gerais nº 35 e 36, do Plano de Contas do Serviço Público de Energia Elétrica, os juros e demais encargos financeiros e efeitos inflacionários decorrentes dos financiamentos obtidos de terceiros, efetivamente aplicados nas imobilizações em curso, estão computados como custo do respectivo imobilizado.

d) Passivos circulante e exigível a longo prazo

Os empréstimos e financiamentos e os encargos decorrentes, apropriados até a data do balanço, estão atualizados pelas taxas de câmbio ou índices contratuais (Ver Nota 10) e as demais obrigações da Companhia estão registradas pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

Demonstrações financeiras consolidadas

Foram eliminados os investimentos da investidora no capital da investida e os saldos ativos e passivos decorrentes de operações entre as companhias consolidadas.

Em face da alta proporção de participação da controladora na controlada (ver Nota 9-a), não houve efeito da participação dos acionistas não controladores a ser demonstrado no patrimônio líquido consolidado.

NOTA 4 – CONCESSIONÁRIAS

Devedor	Controladora 1999	Controladora 1998
Centrais Elétricas de Santa Catarina S. A. - CELESC	29.122	23.697
AES SUL - Distribuidora Gaúcha de Energia S. A.	14.163	13.615
Rio Grande Energia S. A. - RGE	11.130	9.946
Furnas Centrais Elétricas S. A.	762	1.868
Empresa Energética de Mato Grosso do Sul S. A. - ENERSUL	5.851	5.624
Companhia Estadual de Energia Elétrica - CEEE	7.532	6.308
Faturamento Complementar	(3.600)	(664)
	64.960	**60.394**

As faturas emitidas pela Companhia são desdobradas em três parcelas iguais, com vencimento nos dias 15 e 25 do mês seguinte ao do suprimento e no dia 5 do segundo mês subseqüente.

O grau de adimplência pode ser verificado através da seguinte composição dos saldos em 31 de dezembro:

Situação	1999	1998
Vincendos	58.953	60.370
Vencidos até 90 dias	5.745	-
Vencidos há mais de 90 dias	262	24
	64.960	**60.394**

NOTA 5 – TÍTULOS E VALORES MOBILIÁRIOS

	Controladora		Consolidado
	1999	1998	1999
Certificado de Depósito Bancário - CDB	3.025	54.131	12.528
Letras Financeiras do Tesouro - LFT	8.483	5.309	12.897
Letras do Tesouro Nacional - LTN	-	-	9.641
Notas do Tesouro Nacional - NTN	755	-	755
	12.263	**59.440**	**35.821**

Na controladora, os títulos e valores mobiliários existentes em 31.12.1999 têm seus vencimentos previstos para o período de maio a dezembro de 2000, sendo os CDB remunerados em 100% da taxa CDI e as LFT e NTN em 100% da taxa SELIC. No saldo consolidado os vencimentos iniciam em janeiro de 2000 e inclui CDB no valor de R$ 4.317, remunerados em 100% da taxa CDI, e de R$ 5.186 à taxa pré-fixada de 19,80% a.a., bem como a totalidade das LTN com remuneração à taxa pré-fixada de 19,38% a.a.

NOTA 6 - CONCESSÕES LICITADAS E CONCESSÕES A LICITAR

De acordo com os artigos 21 e 45 da Lei n° 8.987, de 13.02.1995, os custos dos estudos e projetos em função de concessões autorizadas pelo Poder Concedente e de utilidade para a licitação, bem como os custos apropriados em obras para aproveitamento de potenciais hidráulicos, cujas concessões foram extintas, serão ressarcidos com os recursos decorrentes de futuras licitações.

Através de Decreto publicado no Diário Oficial da União de 01.10.1999, o Poder Executivo outorgou, à empresa Campos Novos Energia S. A., concessão de uso de bem público para exploração do aproveitamento hidrelétrico denominado Campos Novos, do qual a Companhia tem direito a indenização pelos custos de desenvolvimento do Projeto Básico e Estudos Ambientais, corrigidos pela variação da TJLP limitada a 10% a.a., nos termos da Portaria DNAEE n° 40, de 26.02.1997.

De acordo com item 1.18 do Edital de Pré-qualificação, a empresa outorgada terá o prazo de 90 (noventa) dias, a contar da assinatura do contrato de concessão com a Agência Nacional de Energia Elétrica – ANEEL, para o referido ressarcimento de custos à GERASUL.

11.01 - NOTAS EXPLICATIVAS

O aproveitamento hidrelétrico Barra Grande encontra-se em processo de licitação pela Agência Nacional de Energia Elétrica – ANEEL, que reconheceu, através do Ofício nº 125/1999/SCG/ANEEL de 23.12.1999, o valor de R$ 2.642 como custos passíveis de ressarcimento que, após atualização com base na Portaria DNAEE nº 40/97, totaliza R$ 2.648. Por esta razão, a Companhia reverteu, neste exercício, parte da provisão para perdas anteriormente constituída.

A Composição desses ativos está demonstrada a seguir:

	Controladora	
	1999	**1998**
Concessões licitadas		
Campos Novos	55.647	-
(-) Provisão para perdas	(37.561)	-
	18.086	-
Concessões a licitar		
Campos Novos	-	54.002
Barra Grande	5.362	5.356
	5.362	59.358
(-) Provisão para perdas		
Campos Novos	-	(37.561)
Barra Grande	(2.714)	(5.356)
	(2.714)	(42.917)
	2.648	**16.441**

NOTA 7 - CRÉDITOS FISCAIS DIFERIDOS

Natureza dos créditos	Controladora 1999 Base de cálculo	1999 Imposto de renda	1999 Contribuição social	1998 Base de cálculo	1998 Imposto de renda	1998 Contribuição social
Depreciações e baixas - Lei nº 8.200/91	-	-	-	59.882	14.971	-
Tributos - art. 7º, Lei nº 8.541/92	7.798	1.950	-	9.691	2.423	-
Provisão para fundo de pensão	102.668	25.667	9.111	94.271	23.568	7.542
Provisão para contingências	76.605	19.151	6.699	74.101	18.525	5.928
Provisão p/ perdas em concessões a licitar	40.275	10.069	3.625	42.917	10.729	3.433
Outras provisões	24.812	6.203	2.189	41.558	10.389	3.325
Prejuizo fiscal	176.621	44.155	-	61.442	15.360	-
Provisão para perdas em Jacui	977.853	-	78.228	-	-	-
Base negativa da contribuição social	437.950	-	37.269	1.306.439	-	104.515
	1.844.582	**107.195**	**137.121**	**1.690.301**	**95.965**	**124.743**

11.01 - NOTAS EXPLICATIVAS

Nos termos da legislação fiscal, a realização dos créditos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela ocorrência das perdas provisionadas.

Estudos internos indicam que o prejuízo fiscal e a base negativa da contribuição social serão compensados num horizonte de 8 anos.

A MP nº 1.807, de 28.01.1999, dispunha que a alíquota da contribuição social sobre o lucro líquido voltaria a ser de 8% a partir de janeiro de 2000. Em face da expectativa de que a realização dos créditos fiscais diferidos existentes em 31.12.1998 e das novas constituições ao longo de 1999 ocorreria somente a partir de 2000, a Companhia adotou, no transcorrer deste exercício, a mencionada alíquota de 8% (Ver Nota 8).

Consoante as alterações introduzidas pela MP nº 1.858-10, de 27.10.1999, definindo alíquotas de 9% para o período de fevereiro de 2000 a dezembro de 2002 e de 8% a partir de janeiro de 2003, a Companhia, com base em estudos internos, procedeu, no encerramento do exercício, aos ajustes dos saldos existentes em 31.12.1999, conforme demonstrado a seguir:

	Controladora			
	1999			
Natureza dos créditos	**Base de cálculo**	**Contribuição social 8%**	**Base de cálculo**	**Contribuição social 9%**
Provisão para perdas em Jacuí	977.853	78.228	-	-
Provisão para fundo de pensão	12.984	1.039	89.684	8.072
Provisão para contingências	19.505	1.560	57.100	5.139
Provisão p/ perdas em concessões a licitar	-	-	40.275	3.625
Outras provisões	4.383	351	20.429	1.838
Base negativa da contrib. social s/lucro	214.578	17.166	223.372	20.103
	1.229.303	**98.344**	**430.860**	**38.777**

NOTA 8 – CONCILIAÇÃO DOS TRIBUTOS, NO RESULTADO

	Controladora			
	1999		1998	
	Contribuição social	Imposto de renda	Contribuição social	Imposto de renda
Resultado antes dos tributos	(113.522)	(113.522)	(22.973)	(22.973)
Participação de empregados	-	-	(2.545)	(2.545)
	(113.522)	(113.522)	(25.518)	(25.518)
Contribuição Social - 8%	9.082	-	2.041	-
Imposto de Renda - 25%	-	28.380	-	6.379
	9.082	**28.380**	**2.041**	**6.379**
Contribuição social e imposto de renda sobre:				
Diferenças permanentes				
Reversão de contingências tributárias indedutíveis	-	-	5.759	17.995
13° salário dos dirigentes	-	(24)	-	-
Encargos sobre contingências tributárias indedutíveis	(970)	(3.030)	(1.066)	(3.329)
Outras despesas indedutíveis	(41)	(127)	-	-
Despesa remuneração imob.em curso - DRIC excluída na apuração do Lucro Real de 1998, ajustada no resultado de 1999	-	3.359	-	-
Diferenças temporárias de janeiro de 1998 ajustadas em lucros acumulados	-	-	(121)	(297)
Prejuízo fiscal de janeiro de 1998 não utilizado no processo de incorporação, por impedimento da legislação do imposto de renda	-	-	-	(129)
	8.071	**28.558**	**6.613**	**20.619**
Ajuste de alíquota do crédito fiscal diferido (Ver Nota 7)	4.308	-	-	-
Contribuição social e imposto de renda no resultado	**12.379**	**28.558**	**6.613**	**20.619**

NOTA 9 - ATIVO PERMANENTE

a) Investimentos em sociedade controlada

Em maio de 1999 a GERASUL adquiriu o controle acionário da Companhia Energética Meridional – CEM, correspondendo a 99,99% das ações representativas de seu capital social.

11.01 - NOTAS EXPLICATIVAS

A CEM está construindo a Usina Hidrelétrica Cana Brava, localizada no rio Tocantins, norte do Estado de Goiás, com capacidade instalada de 450 MW. As obras tiveram início em 31 de maio de 1999 com início de operação previsto para o segundo semestre de 2002.

A energia a ser produzida em Cana Brava não está vinculada aos Contratos Iniciais e será, portanto, livremente comercializada.

O Custo total estimado da usina é de R$ 530.000, dos quais 35% estão sendo financiados pelo BNDES na modalidade de debêntures não conversíveis em ações, 35% com financiamento do Banco Interamericano de Desenvolvimento – BID (ainda não contratados) e 30% com capital próprio.

A Companhia é interveniente no contrato com o BNDES, tendo assumido as seguintes principais obrigações em relação ao contrato:

- garantir o pagamento antecipado nas seguintes hipóteses exclusivas: a) de extinção da concessão por motivo imputável à CEM, aos intervenientes ou suas controladas, coligadas ou controladoras; e b) celebração de acordo com o Poder Concedente pela CEM, pelos intervenientes ou por qualquer uma de suas controladas, coligadas ou controladoras, visando à extinção da concessão.
- ceder ao BNDES quaisquer valores resultantes de indenização recebida em função da extinção da concessão da UHE Cana Brava, pelo Poder Concedente.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	Ações		
	Ordinárias	**Preferenciais**	**Total**
Quantidade de ações do capital social	23.676.669	35.333.331	59.010.000
Quantidade de ações de propriedade da controladora	23.676.665	35.333.331	59.009.996
Participação %	99,99	100,00	99,99
Capital social subscrito - R$ mil	23.677	35.333	59.010
Capital social integralizado - R$ mil	-	-	58.366
Patrimônio líquido - R$ mil	-	-	58.366
Investimento - R$ mil:			
Equivalência patrimonial	-	-	58.366
Ágio	-	-	3.213

11.01 - NOTAS EXPLICATIVAS

O ágio na aquisição do controle acionário tem fundamento econômico na expectativa de resultado futuro e será amortizado em prazo não superior a 10 anos, a partir da entrada em operação da usina.

A determinação do ágio teve por base Fluxo de Caixa calculado por instituição financeira especializada, com premissas indicadas ao contexto da investida, projetado para 35 anos, prazo de concessão da usina, ajustado a valor presente com taxa de desconto de 14% a.a..

A avaliação levou em consideração a relação *debt/equity* de 70/30 para a construção da usina. Parte do ágio está associada aos bônus de subscrição adquiridos na transação e que serão utilizados para aporte de capital durante a fase pré-operacional da investida (ver letra "b" desta Nota).

a) Outros investimentos

A Companhia possui 161 bônus de subscrição em ações da CEM, no valor de R$ 12.075. Este valor, que corresponde a ágio na aquisição destes bônus, com fundamento econômico na expectativa de resultado futuro, será transferido para "investimentos em sociedade controlada" na proporção das integralizações de capital com a sua utilização, conforme mencionado na letra "a" acima.
Conforme os termos do contrato de compra e venda desses bônus, caso a CEM venha a assinar contrato com o Banco Interamericano de Desenvolvimento – BID, a GERASUL deverá pagar o complemento de R$ 28.289, a título de ágio.

b) Ativo imobilizado

11.01 - NOTAS EXPLICATIVAS

Composição

	Controladora				Consolidado	
	1999		1998		1999	
	Taxas médias de depreciação	Custo corrigido	Taxas médias de depreciação	Custo corrigido	Taxas médias de depreciação	Custo corrigido
Imobilizações em Serviço						
Geração Hidráulica						
UHE Salto Santiago	2,4	640.851	3,0	640.851	2,4	640.851
UHE Salto Osório	2,5	287.177	3,0	286.777	2,5	287.177
UHE Passo Fundo	2,4	114.679	3,0	114.561	2,4	114.679
		1.042.707		1.042.189		1.042.707
(-) Depreciação Acumulada		(646.919)		(621.455)		(646.919)
		395.788		**420.734**		**395.788**
Geração Térmica						
Complexo Jorge Lacerda	4,3	2.423.652	5,0	2.422.918	4,3	2.423.652
UTE Charqueadas	5,2	51.564	5,0	51.501	5,2	51.564
UTE Alegrete	4,4	7.315	5,0	7.135	4,4	7.315
		2.482.531		2.481.554		2.482.531
(-) Depreciação Acumulada		(681.316)		(578.639)		(681.316)
		1.801.215		**1.902.915**		**1.801.215**
Sistema de Comunicação	6,2	1.624	3,0	1.624	6,2	1.624
(-) Depreciação Acumulada		(458)		(399)		(458)
		1.166		**1.225**		**1.166**
Equipamentos Gerais e Outros	10,0	15.824	3,0	15.458	10,0	15.890
(-) Depreciação Acumulada		(6.073)		(5.655)		(6.082)
		9.751		**9.803**		**9.808**
		2.207.920		**2.334.677**		**2.207.977**
Imobilizações em Curso						
Geração Hidráulica						
UHE Itá		1.151.399		1.056.555		1.151.399
UHE Machadinho		139.322		130.375		139.322
UHE Cana Brava		-		-		174.452
Outros		1.381		3.075		1.381
		1.292.102		**1.190.005**		**1.466.554**
Geração Térmica						
UTE Jacuí		69.497		67.123		69.497
UTE JL IV (custos retardatários)		-		2.793		-
UTE William Arjona		7.878		-		7.878
Outros		3.410		3.200		3.410
		80.785		**73.116**		**80.785**
Outros		2.359		746		2.359
		1.375.246		1.263.867		1.549.698
		3.583.166		3.598.544		3.757.675

11.01 - NOTAS EXPLICATIVAS

Em 03.12.1999 a Companhia firmou contrato com a Empresa Energética de Mato Grosso do Sul S.A.- ENERSUL, com vistas à transferência da UTE Campo Grande para a sua propriedade. A usina denominar-se-á UTE William Arjona e agregará mais 80 MW à potência instalada da Companhia.

Os custos registrados no imobilizado em curso, na referida usina, referem-se ao adiantamento concedido à ENERSUL como parte da transação, no valor de R$ 7.000, e gastos vinculados à usina durante a fase que precedeu à assinatura do mencionado contrato.
Os custos da UHE Cana Brava contemplam o valor de R$ 49.917 referente à concessão para exploração do potencial de energia hidráulica, outorgada pela UNIÃO à Companhia Energética Meridional – CEM. O valor devido pela CEM será pago à UNIÃO, por intermédio da Agência Nacional de Energia Elétrica – ANEEL e está ajustado a valor presente pela taxa de desconto de 10% a.a., prevista no Edital de Concorrência nº 04/97-DNAEE (Ver Nota 11).

Concessões e autorizações do Órgão Regulador

A Companhia possui as seguintes concessões e autorizações para exploração de energia elétrica:

I – Concessões	Potência - MW	Data do ato	Vencimento
UHE Salto Santiago	1.420	28.09.1998	28.09.2028
UHE Salto Osório	1.078	28.09.1998	28.09.2028
UHE Passo Fundo	226	28.09.1998	28.09.2028
UHE Itá	1.450	28.12.1995	16.10.2030
UHE Machadinho	1.140	15.07.1997	15.07.2032
II - Autorizações			
Complexo Jorge Lacerda	857	25.09.1998	28.09.2028
UTE Charqueadas	72	25.09.1998	28.09.2028
UTE Alegrete	66	25.09.1998	28.09.2028

A concessão da UHE Cana Brava outorgada à Companhia Energética Meridional – CEM, tem vigência de 35 anos, a partir de 27.08.1998.

Taxas de depreciação

Em cumprimento ao que determinou a Agência Nacional de Energia Elétrica – ANEEL, através de sua Resolução nº 002, de 24.12.1997, alterada pela Resolução nº 044, de 17.03.1999, a partir de 1º de janeiro de 1999 a Companhia procedeu ao cálculo e à contabilização das quotas de depreciação, tomando por base as taxas definidas e os saldos contábeis registrados nas respectivas Unidades de Cadastro – UC, cuja taxa média de cada usina está informada no item "c" desta nota.

A mudança das taxas de depreciação provocou redução dos valores apropriados em 1999 na ordem de R$ 22.000, em relação ao exercício de 1998.

Usina Termelétrica Jacuí

Em 12.03.1999 a Companhia, cumprindo exigências do Edital de Privatização, comunicou à ANEEL a sua intenção de concluir a obra da UTE Jacuí, tendo recebido em resposta formal, a informação de que aquela Agência julgou adequado o cumprimento pela Companhia das disposições no referido Edital. A Administração da Companhia está envidando todos os esforços no sentido de definir com o Órgão Regulador, os requisitos indispensáveis à consecução do projeto.

Capacidade de recuperação através de operações futuras

A Companhia, com base em projeções preliminares de fluxo de caixa futuro descontado para valor presente, elaboradas internamente, avaliou que alguns ativos não serão recuperados pelas suas operações futuras. A Administração da Companhia entende que esses ativos, no conjunto, produzirão fluxo de caixa positivo.

Apropriação dos encargos financeiros e efeitos inflacionários

Os encargos financeiros e efeitos inflacionários vinculados a empréstimos e financiamentos, foram reconhecidos da seguinte forma, em consonância com a Instrução Geral n° 36 do Plano de Contas do Serviço Público de Energia Elétrica e a Instrução CVM n° 193, de 11.07.1996:

	Controladora	
	1999	**1998**
Encargos financeiros		
Apropriados no resultado	125.361	108.437
Transferidos para as imobilizações em curso	(21.122)	(14.428)
	104.239	**94.009**
Efeitos inflacionários		
Apropriados no resultado	209.493	49.321
Transferidos para as imobilizações em curso	(1.049)	(191)
	208.444	**49.130**

Indisponibilidade dos bens

De acordo com os artigos 63 e 64 do Decreto n° 41.019, de 26 de fevereiro de 1957, os bens e instalações utilizados na produção, transmissão, distribuição, inclusive comercialização de energia elétrica, são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Órgão Regulador.

Bens da União utilizados pela Companhia

A Companhia exerce a posse e opera a Usina Termelétrica Alegrete, composta de duas unidades geradoras com capacidade total de 66 MW e uma vila residencial com 15 casas, localizada no município de Alegrete – RS, de titularidade da União e cedida em regime especial de utilização.

a) Ativo diferido

A Companhia tem registrado neste subgrupo os gastos abaixo relacionados:

- Implantação do Sistema de Gestão Empresarial - ORACLE - R$ 2.703;
- Instalação da nova Sede Social da Companhia em edifício localizado no centro de Florianópolis - SC - R$ 388.

A conclusão destes processos está prevista para o mês de fevereiro de 2000, e serão amortizados pelo prazo de 5 anos.

11.01 - NOTAS EXPLICATIVAS

NOTA 10 - EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	Controladora			
	1999		1998	
	Principal e encargos		Principal e encargos	
	Circulante	Longo prazo	Circulante	Longo prazo
Moeda Estrangeira				
Secretaria do Tesouro Nacional	37.800	498.956	30.283	369.260
Instituições financeiras	34.083	89.639	16.563	45.885
	71.883	**588.595**	**46.846**	**415.145**
Moeda Nacional				
ELETROBRÁS	29.719	490.921	109.197	462.904
Instituições financeiras	-	-	597	64
Fornecedores	19.342	16.746	11.875	24.726
Fundação ELOS	6.091	66.941	5.228	64.827
	55.152	**574.608**	**126.897**	**552.521**
	127.035	**1.163.203**	**173.743**	**967.666**

b) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:

Moeda	Controladora					
	1999			1998		
	$	R$ mil	%	$	R$ mil	%
Dólar Americano - US$	227.024	406.146	61,49	245.146	296.308	64,14
Marco Alemão - DM	100.226	92.594	14,02	115.199	83.973	18,17
Libra Esterlina - L	30.671	88.749	13,44	40.738	81.710	17,69
Euro - EUR	40.395	72.989	11,05	-	-	-
		660.478	**100,00**		**461.991**	**100,00**

11.01 - NOTAS EXPLICATIVAS

Variação das moedas estrangeiras:

Moeda	% 1999	% 1998
Dólar Americano - US$	48,01	8,27
Marco Alemão - DM	26,74	16,97
Libra Esterlina - L	44,26	8,54
Euro - EUR	25,84	-

c) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:

	Controladora 1999	Controladora 1998
2000	-	90.882
2001	103.416	95.318
2002	83.187	70.284
2003	92.479	77.938
2004	116.740	95.970
2005	126.332	104.010
Após 2005 até 2024	641.049	433.264
	1.163.203	**967.666**

d) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Mercado interno

Taxas fixas de 6,00% a 12,00% a.a. (1998, de 6,00% a 12,00% a.a.)
Taxas flutuantes: 1999 não aplicável (1998, de 9,89% a 18,06% a.a.)

Mercado externo

Taxas fixas de 3,00% a 12,50% a.a. (1998, de 3,00% a 12,50% a.a.)
Taxas flutuantes de 3,12% a 10,78% a.a. (1998, de 3,98% a 8,16% a.a.)

A taxa média ponderada no período foi de:

Mercado Interno: 10,86% a.a.
Mercado Externo: 7,25% a.a.

NOTA 11 – CONCESSÕES A PAGAR

A Companhia Energética Meridional – CEM pagará à UNIÃO pela outorga da concessão para exploração do potencial de energia hidráulica do aproveitamento hidrelétrico Cana Brava, os valores abaixo indicados, em parcelas mensais equivalentes a 1/12 (um doze avos) dos respectivos valores de pagamento anual, com atualização baseada na variação anual do Índice Geral de Preços – Mercado – IGP-M:

Ano	Anual	Total
1°	1	1
2° ao 6°	-	-
7° ao 25°	680	12.920
26° ao 35°	61.280	612.800
		625.721

O fluxo de pagamento acima está previsto na Cláusula Sexta do Contrato de Concessão. Buscando refletir adequadamente, no patrimônio, a outorga da concessão e a respectiva obrigação perante à União, a CEM registrou o seu valor no ativo imobilizado e no passivo exigível a longo prazo.

Considerando que os valores contratuais estão a preços futuros, a CEM procedeu ao seu ajuste a valor presente com base na taxa de desconto de 10% a.a., prevista no Edital de Concorrência n° 04/97 para a licitação da referida concessão.

NOTA 12 - DEBÊNTURES

A Companhia Energética Meridional – CEM teve aprovação da Assembléia Geral realizada em 30.12.1998, para a emissão pública de 18.000 debêntures não conversíveis em ações, no valor unitário de R$ 10.000,00 referidos a 01.04.1998, cujos recursos se destinam à construção da usina Cana Brava.

Em 19 de maio de 1999 a CEM assinou com o Banco Nacional de Desenvolvimento Econômico e Social – BNDES, o Contrato de Subscrição e Integralização de Debêntures nº 98.2.654.3.1, tendo sido subscritas e integralizadas, no período de maio a dezembro de 1999, o montante de 7.773 debêntures, no valor total de R$ 85.784.

As debêntures serão remuneradas com base na TJLP mais 4% a.a., com pagamento dos juros semestralmente, a partir de 01.10.1999 até 01.04.2013.

O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao valor nominal das debêntures.

A amortização do valor nominal das debêntures terá início em 01.10.2003 com vencimento final em 01.04.2013, e ocorrerá semestralmente com base em programação de amortização crescente que varia de 3,0625%, na primeira amortização, a 7,5737% na última parcela, com vencimento em 01.04.2013.

11.01 - NOTAS EXPLICATIVAS

NOTA 13 - TRIBUTOS E CONTRIBUIÇÕES SOCIAIS

Composição do saldo atual:

	Controladora					Consolidado		
	1999			1998		1999		
	Parcelas vincendas	Circulante	Longo prazo	Parcelas vincendas	Total	Parcelas vincendas	Circulante	Longo prazo
Contribuição Social								
Parcelamento em 99 meses	-	-	-	44	4.986	-	-	-
Parcelamento em 120 meses	-	-	-	65	17.705	-	-	-
Em processo administrativo p/ compensação	-	-	-	-	3.065	-	-	-
Em processo de postergação de vencimento	-	-	-	-	5.286	-	-	-
		-	-		**31.042**		-	-
Imposto de Renda Pessoa Jurídica								
Parcelamento em 120 meses	53	**968**	**3.307**	65	**4.468**	53	**968**	**3.307**
COFINS								
Parcelamento em 120 meses	53	5.702	19.481	65	26.321	53	5.702	19.481
Parcelamento em 72 meses	58	10.627	40.736	70	51.332	58	10.627	40.736
Corrente	-	9.316	-	-	2.070	-	9.327	-
		25.645	**60.217**		**79.723**		**25.656**	**60.217**
PASEP								
Parcelamento em 60 meses	-	-	-	5	659	-	-	-
Parcelamento em 72 meses	58	272	1.043	70	1.367	58	272	1.043
		272	**1.043**		**2.026**		**272**	**1.043**
PIS								
Corrente	-	**467**	-	-	**294**	-	**469**	-
INSS								
Parcelamento em 240 meses	158	822	9.999	170	10.115	158	822	9.999
Parcelamento em 96 meses	57	303	1.135	69	1.540	57	303	1.135
Corrente	-	775	-	-	690	-	775	-
		1.900	**11.134**		**12.345**		**1.900**	**11.134**
Outros	-	**2.443**	-	-	**756**	-	**2.453**	-
		31.695	**75.701**		**130.654**		**31.718**	**75.701**

A Companhia obteve liminar, em mandado de segurança, que lhe permitiu liquidar, em 30.07.1999, o parcelamento da contribuição social sobre o lucro líquido, com a anistia de juros e multa prevista na Lei nº 9.779/99 e na Medida Provisória nº 1.858-6, de 29.06.1999.

Considerando que a Secretaria da Receita Federal recorreu da decisão, a Companhia mantém o valor dos juros e multa anistiados, em provisão para contingência.

NOTA 14 – OBRIGAÇÕES ESTIMADAS

	Controladora			
	1999		1998	
	Circulante	*Longo prazo*	*Circulante*	*Longo prazo*
Provisão Fundação ELOS				
Despesas administrativas	15.362	-	11.297	-
Complementação aposentadoria - SB 40	22.989	72.795	9.282	83.218
Contribuição suplementar	1.048	-	486	-
Provisões trabalhistas	4.196	-	4.854	-
Programa de reestruturação	4.874	-	24.300	-
Provisão para grandes manutenções	8.653	8.984	5.040	12.218
Outras	149	-	897	-
	57.271	81.779	56.156	95.436

A rubrica "Complementação aposentadoria - SB 40" refere-se a conversão de aposentadorias especiais em aposentadorias por tempo de serviço.

Buscando mensurar adequadamente os resultados dos exercícios sociais futuros, a Companhia passou a adotar o registro de provisões para grandes manutenções do parque gerador, com base em plano executivo para preservação das condições de operação das usinas.

NOTA 15 - PROVISÕES PARA CONTINGÊNCIAS

As provisões para contingências contemplam todos os riscos trabalhistas, tributários e cíveis que são de conhecimento da Companhia, cujos valores são estimados pelo órgão jurídico e encontram-se atualizados até 31.12.1999 pelos índices utilizados pelo poder judiciário.

NOTA 16 - OBRIGAÇÕES ESPECIAIS

	Controladora	
	1999	1998
Doações e subvenções destinadas a investimentos	47.880	47.149
Reversão e amortização	2.230	2.230
Participação da União	3.758	3.758
Outras	2.639	2.639
	56.507	55.776

Em virtude de sua natureza, estas contas não representam obrigações financeiras efetivas e, desta forma, não devem ser incluídas como exigibilidades, para fins de determinação de indicadores econômico-financeiros.

NOTA 17 - PATRIMÔNIO LÍQUIDO

a) Capital social autorizado

A Companhia está autorizada a aumentar o seu capital social até o limite de R$ 4.500.000, independentemente de reforma estatutária.

b) Capital social subscrito e integralizado

O capital social, no valor de R$ 2.085.977, está representado por 539.091.216.176 ações, sendo 454.100.458.846 ações ordinárias, 73.460.000 ações preferenciais da classe A e 84.917.297.330 ações preferenciais da classe B, todas sem valor nominal. O valor patrimonial da ação por lote de mil, em 31 de dezembro de 1999 é de R$ 4,11 (R$ 4,24 em 31.12.1998).

As ações preferenciais não garantem direito a voto e não são conversíveis em ações ordinárias, entretanto, gozam de prioridade no reembolso do capital e na distribuição de dividendos, às taxas anuais de 8,00%, no caso de ações de classe "A" e de 6,00%, para as de classe "B", calculadas sobre o capital social das respectivas classes de ações.

11.01 - NOTAS EXPLICATIVAS

O quadro societário da Companhia, em 31.12.1999, está assim constituído:

	% do Capital			
Acionistas	**ON**	**PNA**	**PNB**	**Total**
TRACTEBEL	77,27	27,75	34,53	70,53
UNIÃO	5,62	-	2,00	5,04
FND	0,52	-	-	0,44
BNDESPAR	0,59	-	10,60	2,17
OUTROS	16,00	72,25	52,87	21,82
	100,00	**100,00**	**100,00**	**100,00**

	Controladora	
	1999	**1998**
c) Reserva de Capital		
Remuneração de bens e direitos constituídos com capital próprio	**91.695**	**91.695**
d) Reservas de Lucros		
Reserva legal	381	381
Reserva de retenção de lucros	5.437	5.437
	5.818	**5.818**
e) Lucros Acumulados	**30.160**	**102.745**

NOTA 18 - VARIAÇÃO CAMBIAL DE DÍVIDAS EM MOEDA ESTRANGEIRA

Em 15.01.1999 o Banco Central do Brasil alterou a política cambial, extinguindo a banda cambial pela qual administrava a margem de flutuação do Real em relação ao Dólar norte-americano, deixando ao mercado a livre negociação da taxa de câmbio. Em conseqüência destas mudanças, as taxas de câmbio incorreram em flutuações muito acentuadas no 1° trimestre de 1999, gerando perda cambial no valor de R$ 196.581, no exercício de 1999, decorrentes de dívidas em moedas estrangeiras.

11.01 - NOTAS EXPLICATIVAS

A Companhia manteve no resultado do período a perda cambial, em virtude de se tratarem de atualizações monetárias de empréstimos e financiamentos vinculados a bens que já se encontram em operação.

NOTA 19 - ENTIDADE FECHADA DE PREVIDÊNCIA PRIVADA

A Companhia é patrocinadora da Fundação Eletrosul de Previdência e Assistência Social - ELOS, entidade sem fins lucrativos que tem como objetivo básico a complementação de aposentadoria aos seus empregados. A Fundação adota o plano do tipo benefício definido, com regime financeiro de capitalização.

A contribuição da Companhia corresponde a duas vezes a contribuição de seus empregados. Contribui, ainda, com 1,2% sobre a folha de salários, com o objetivo de amortizar as reservas da Fundação, em consonância com o plano de custeio e cálculos atuariais. A contribuição relativa ao exercício de 1999 foi de R$ 4.667 (R$ 4.955 em 1998).

As despesas administrativas da Fundação estão contempladas no capítulo de custeio do seu regulamento do Plano de Benefícios e são de responsabilidade das patrocinadoras, não podendo exceder a 15% do total das receitas previdenciais.

Conforme prevê o Regulamento do Plano de Benefícios da Fundação, a Companhia é responsável pelo ônus decorrente da conversão de aposentadorias especiais em aposentadorias por tempo de serviço, concernentes aos seus empregados e aqueles que se encontravam em benefício na data da cisão da ELETROSUL. O montante desse compromisso encontra-se provisionado sob o título de "complementação de aposentadoria - SB 40" (Ver Nota 14).

As reservas técnicas referentes aos participantes de responsabilidade da Companhia estão demonstradas a seguir:

	Controladora	
	1999 (não auditado)	1998
Reservas técnicas	**503.995**	**397.682**
Reservas matemáticas		
Benefícios concedidos	397.818	346.377
Benefícios a conceder	71.452	60.157
Reservas a amortizar	(14.147)	(10.726)
	455.123	**395.808**
Superavit técnico		
Reserva de contingência	**48.872**	**1.874**

NOTA 20 - INSTRUMENTOS FINANCEIROS

A utilização de instrumentos financeiros, pela companhia, tem como objetivo proteger seus ativos e passivos, minimizando a exposição a riscos de mercado, principalmente no que diz respeito às oscilações de taxas de juros, índices de preços e moedas.

Estes riscos são monitorados pelo Comitê de Gestão Financeira, que periodicamente avalia a exposição da Companhia e propõe estratégias operacionais, sistema de controle, limites de posição e limites de crédito com os demais parceiros do mercado.

A situação dos instrumentos financeiros, está devidamente explicitada nas Notas 5 e 10.

11.01 - NOTAS EXPLICATIVAS

NOTA 21 - SEGUROS

A controlada contratou seguro com Bradesco Seguros para cobertura de todos os riscos envolvidos no projeto Cana Brava. A importância segurada foi de R$ 962.087, com vigência de 31.05.1999 a 15.01.2003 para os riscos de engenharia e 2 anos após a entrada em operação da 3ª unidade, prevista para 15.01.2003, para os danos de propriedade e interrupção de negócio.

NOTA 22 - EVENTOS SUBSEQÜENTES

1. Em 07 de fevereiro de 2000 foi concluída a operação de transferência de propriedade da UTE William Arjona da Companhia Energética de Mato Grosso do Sul – ENERSUL para a GERASUL. A aquisição da usina, além de cumprir compromissos do Edital de Privatização, permitirá o reconhecimento da Companhia no Mercado Atacadista de Energia como proprietária da usina, dando-lhe condições de realizar as transações de curto prazo em melhores condições econômicas.

2. Em Assembléia Geral Extraordinária da Companhia Energética Meridional – CEM, realizada em 10.01.2000, foi deliberado o cancelamento do saldo de 10.227 debêntures não conversíveis em ações, por ter encerrado o prazo de distribuição pública primária.

   A administração da CEM está gestionando com o Banco Nacional de Desenvolvimento Econômico e Social – BNDES, a transformação, em financiamento, do saldo não subscrito do Contrato de Subscrição e Integralização de Debêntures firmado com aquela instituição.

Manoel Arlindo Zaroni Torres
Diretor Presidente

Laércio Dias
Diretor Administrativo e Financeiro e de Relações com Investidores

José Carlos Cauduro Minuzzo
Diretor de Produção de Energia

Gil de Methódio Maranhão Neto
Diretor de Desenvolvimento de Negócios

Roberto Dorval Quadros
Diretor de Implantação de Projetos

Waltamir Barreiros
Contador – CRC SC 008283/O-8

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S. A	02.474.103/0001-19

ÍNDICE

THIRD QUARTER RESULTS 1999 (ITR)

September 30, 1999

Contains:

- Balance sheet
- Share breakdown
- Dividend distribution
- Company structure (share capital)
- Income Statement
- Subsidiary breakdown
- Notes (eg. Consumers, financing, criteria for assessing assets, investments)

ITR - Quarterly Results

Period ended: 9/30/1999

BALANCE SHEET (R$ thousands)

ASSETS

Code	Description	9/30/1999	6/30/1999
1	Total Assets	4,041,073	4,040,003
1.01	*Current Assets*	105,373	117,722
1.01.01	Availabilities	259	819
1.01.02	Credits	69,083	88,575
1.01.02.01	Consumers and concessionaires	60,748	58,338
1.01.02.02	Titles and Securities	8,335	30,237
1.01.03	Inventories	5,066	5,155
1.01.04	Other	30,965	23,173
1.01.04.01	Credits from Fuel Consumption Bill (CCC)	14,225	10,761
1.01.04.02	Taxes and Social Contributions receivable	4,644	4,077
1.01.04.03	Property transfer, shutdowns, services and availabilites	6,615	4,644
1.01.04.04	Bid concessions	2,958	105
1.01.04.05	Anticipated expenses	0	343
1.01.04.06	Other	2,523	3,243
1.02	*Long-term Assets*	305,262	300,076
1.02.01	Credits (several)	0	0
1.02.02	Credits with Related Parties	0	0
1.02.02.01	With Joint Parties	0	0
1.02.02.02	With Controlled Parties	0	0
1.02.02.03	With Other Related Parties	0	0
1.02.03	Other	305,262	300,076
1.02.03.01	Concessions Bidable	17,660	17,244
1.02.03.02	Deposits Related to Litigation	10,693	9,617
1.02.03.03	Deferred Fiscal Credits	266,741	260,891
1.02.03.04	Taxes and Social Contributions receivable	7,380	7,380
1.02.03.05	Advance Payment for Future Share Capital Increase	0	0
1.02.03.06	Titles and Securities	0	2,156
1.02.03.07	Other	2,788	2,788
1.03	*Fixed Assets*	3,630,438	3,622,205
1.03.01	Investments	50,959	40,959
1.03.01.01	*Share in Joint Parties*	0	0
1.03.01.02	Share in Controlled Parties	35,348	24,598
1.03.01.03	Other Investments	15,611	16,361
1.03.01.03.01	Assets and Rights for Future Use - Land	1,618	1,618
1.03.01.03.02	Permanent Shareholder Shares	0	0
1.03.01.03.03	Other	13,993	14,743
1.03.02	Fixed	3,577,457	3,580,405
1.03.03	Deferred	2,022	841

LIABILITIES

Code	Description	9/30/1999	6/30/1999
2	Total Liabilities	4,041,073	4,040,003
2.01	*Current Liabilites*	296,565	295,263
2.01.01	Loans and Financing	151,322	160,013
2.01.02	Debentures	0	0
2.01.03	Suppliers	25,807	17,455
2.01.04	Taxes, Fees, and Contributions	29,007	30,578
2.01.05	*Dividends Payable*	89	89
2.01.06	Provisions	61,852	64,154
2.01.06.01	ELOS Foundation Provision	35,366	33,767
2.01.06.02	Work-related Provisions	8,077	4,742
2.01.06.03	Other	18,409	25,645
2.01.07	Related Party Debt	6,255	6,255
2.01.08	Other	22,233	16,719
2.01.08.01	Global Reversal Reserve	7,224	7,223
2.01.08.02	Payroll	4,068	1,162
2.01.08.03	Interlinked Operations Co-ordinating Group (GCOI)	0	234
2.01.08.04	Financial Compensation for the Utilisation of Water Resources	3,357	2,865
2.01.08.05	Other	7,584	5,235
2.02	*Long-term Liabilities*	1,586,781	1,550,093
2.02.01	Loans and Financing	1,172,104	1,121,045
2.02.02	Debentures	0	0
2.02.03	Provisions	275,485	258,733
2.02.03.01	ELOS Foundation Provision	71,967	79,653
2.02.03.02	Contingency Provisions	192,652	168,028
2.02.03.03	Other	10,866	11,052
2.02.04	Related Party Debt	7,500	7,500
2.02.05	Other	131,692	162,815
2.02.05.01	Taxes and Social Contributions	75,185	90,948

2.02.05.02	Deferred Income Tax	0	16,091
2.02.05.04	Special Obligations	56,507	55,776
2.03	Future Period Results	0	0
2.05	Shareholders' Equity	2,157,727	2,194,647
2.05.01	Paid-in Capital	2,085,977	2,085,977
2.05.02	Capital Reserves	91,695	91,695
2.05.03	Reappraisal Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Controlled/Joint	0	0
2.05.04	Profits Reserve	5,818	5,818
2.05.04.01	Legal	381	381
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	From Profits Realizable	0	0
2.05.04.05	Retained Earnings	5,437	5,437
2.05.04.06	For Retained Dividends	0	0
2.05.04.07	Other Profits Reserve	0	0
2.05.05	Accumulated Income/Loss	(25,763)	11,157

INCOME STATEMENT (in R$ thousands)

Code	Description	7/01/1999 to 9/30/1999	1/01/1999 to 9/30/1999	7/01/1998 to 9/30/1998	1/01/1998 to 9/30/1998
3.01	*Gross Revenue from Sales and/or Services Rendered*	168,853	543,596	157,958	456,713
3.01.01	Electrical Energy Supply	126,681	393,602	123,156	352,549
3.01.02	Fuel Subsidy (CCC)	41,817	148,349	34,633	103,843
3.01.03	Other	355	1,645	169	321
3.02	*Gross Revenue Deductions*	(6,181)	(18,822)	(9,498)	(21,139)
3.02.01	Taxes and Social Contributions	(6,181)	(18,822)	(6,391)	(12,325)
3.02.02	Global Reserve Reversal (RGR)	0	0	(3,107)	(8,814)
3.03	*Net Income from Sales and/or Services Rendered*	162,672	524,774	148,460	435,574
3.04	*Cost of Goods and/or Services Rendered*	(101,429)	(312,787)	(95,808)	(279,838)
3.04.01	Personnel	(15,319)	(33,310)	(10,714)	(31,779)
3.04.02	Material	(2,220)	(5,064)	(2,717)	(5,286)
3.04.03	Third-party Services	(2,204)	(6,725)	(3,137)	(7,856)
3.04.04	Fuel for Electrical Energy Production (CCC)	(41,817)	(148,349)	(34,633)	(103,843)
3.04.05	Financial Compensation for Use of Water Resources	(4,594)	(12,928)	(4,480)	(14,302)
3.04.06	Depreciation	(32,402)	(98,320)	(37,919)	(113,876)
3.04.07	Use of Public Property/Goods (UBP)	(2,126)	(6,379)	0	0
3.04.08	Other	(747)	(1,712)	(2,208)	(2,896)
3.05	*Gross Result*	61,243	211,987	52,652	155,736
3.06	*Operating Expenses/Income*	(120,434)	(402,253)	(120,394)	(181,521)
3.06.01	With Sales	(833)	(2,500)	(278)	(278)
3.06.02	General and Administrative	(29,534)	(49,252)	(70,621)	(38,474)
3.06.02.01	Personnel	(11,549)	(31,555)	(5,685)	(17,541)
3.06.02.02	Third-party Services	(2,293)	(4,878)	(906)	(1,629)
3.06.02.03	Rent	(358)	(1,038)	(279)	(900)
3.06.02.04	Operational Provision Constitution	(21,461)	(40,560)	(65,170)	(91,049)
3.06.02.05	Operational Provision Reversal	(15,670)	49,566	2,582	77,191
3.06.02.06	Other	(9,522)	(20,812)	(1,468)	(8,637)
3.06.02.07	Expense Retrieval	(21)	25	305	4,091
3.06.03	Financial	(90,067)	(350,501)	(49,495)	(142,769)
3.06.03.01	Financial Income	1,812	11,925	2,634	4,468
3.06.03.02	Financial Expenses	(91,879)	(362,426)	(52,129)	(147,237)
3.06.03.02.01	Debt Duty	(29,972)	(79,953)	(21,956)	(70,197)
3.06.03.02.02	Duty on Taxes and Social Contributions	(1,892)	(10,036)	(8,127)	(23,873)
3.06.03.02.03	Other	5,555	(5,528)	(2,046)	(6,712)
3.06.03.02.04	Monetary Variation without Financing	(64,854)	(263,152)	(19,640)	(42,222)
3.06.03.02.05	Monetary Variation - Other	(716)	(3,757)	(360)	(4,233)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity Equivalence Result	0	0	0	0
3.07	*Operating Profit (Loss)*	(59,191)	(190,266)	(67,742)	(25,785)
3.08	*Non-Operating Profit (Loss)*	330	(1,604)	(8,587)	(9,153)
3.08.01	Revenue	353	576	(33)	47
3.08.02	Expenses	(23)	(2,180)	(8,554)	(9,200)
3.09	*EBIT*	(58,861)	(191,870)	(76,329)	(34,938)
3.10	*Income Tax and Social Contributions Provision*	0	0	0	0
3.11	*Deferred Income Tax*	21,941	63,362	24,199	31,529
3.12	*Statutory Equity/Contributions*	0	0	0	0
3.12.01	Equity	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	*Reversal of Interest on Own Capital*	0	0	0	0
3.15	*Profit (loss) in Period*	(36,920)	(128,508)	(52,130)	(3,409)
	NUMBER OF SHARES, EX-TREASURY (thousands)	539,091,216	539,091,216	539,091,216	539,091,216
	PROFIT PER SHARE				
	LOSS PER SHARE	(0.00007)	(0.00024)	(0.00010)	(0.00001)

ITR 30-Sep-99

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19
4 - NIRE		
42300024384		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO	
RUA: DEPUTADO ANTÔNIO EDU VIEIRA, 999				PANTANAL	
3 - CEP	4 - MUNICÍPIO				5 - UF
88040-901	FLORIANÓPOLIS				SC
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX	
048	231-7052	-	-		
11 - DDD	12 - FAX	13 - FAX	14 - FAX		
048	234-4307	-	-		
15 - E-MAIL					
moser@gerasul.com.br					

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME					
LAÉRCIO DIAS					
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO	
RUA: DEPUTADO ANTÔNIO EDU VIEIRA, 999				PANTANAL	
4 - CEP	5 - MUNICÍPIO				6 - UF
88040-901	FLORIANÓPOLIS				SC
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX	
048	231-7720	-	-		
12 - DDD	13 - FAX	14 - FAX	15 - FAX		
048	234-1114	-	-		
16 - E-MAIL					
laerciod@gerasul.com.br					

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/1999	31/12/1999	3	01/07/1999	30/09/1999	2	01/04/1999	30/06/1999

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES S/C	00385-9
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
CELSO DE ALMEIDA MORAES	680.686.898-34

RUBRICADO PARA IDENTIFICAÇÃO
POR UM REPRESENTANTE DA
DELOITTE TOUCHE TOHMATSU
AUDITORES INDEPENDENTES
RIO DE JANEIRO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 30/09/1999	2 - TRIMESTRE ANTERIOR 30/06/1999	3 - IGUAL TRIMESTRE EX. ANTERIOR 30/09/1998
Do Capital Integralizado			
1 - Ordinárias	454.100.459	454.100.459	454.100.459
2 - Preferenciais	84.990.757	84.990.757	84.990.757
3 - Total	539.091.216	539.091.216	539.091.216
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA	Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO	Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO	Privada Nacional
4 - CÓDIGO ATIVIDADE	1990200 - Serviços de Eletricidade
5 - ATIVIDADE PRINCIPAL	GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA
6 - TIPO DE CONSOLIDADO	Não Apresentado
7 - TIPO DO RELATÓRIO DOS AUDITORES	Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1 - ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
05/11/99	

RUBRICADO PARA IDENTIFICAÇÃO
POR UM REPRESENTANTE DA
DELOITTE TOUCHE TOHMATSU
AUDITORES INDEPENDENTES
RIO DE JANEIRO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/1999	4 - 30/06/1999
1	Ativo Total	4.041.073	4.040.003
1.01	Ativo Circulante	105.373	117.722
1.01.01	Disponibilidades	259	819
1.01.02	Créditos	69.083	88.575
1.01.02.01	Revendedores	60.748	58.338
1.01.02.02	Títulos e Valores Mobiliários e Rendas	8.335	30.237
1.01.03	Estoques	5.066	5.155
1.01.04	Outros	30.965	23.173
1.01.04.01	Créditos da Conta Consumo de Combustível	14.225	10.761
1.01.04.02	Tributos e Contrib. Sociais a Recuperar	4.644	4.077
1.01.04.03	Alienações e Serviços em Curso	6.615	4.644
1.01.04.04	Adiantamentos a Fornecedores	2.958	105
1.01.04.05	Despesas Pagas Antecipadamente	0	343
1.01.04.06	Outros	2.523	3.243
1.02	Ativo Realizável a Longo Prazo	305.262	300.076
1.02.01	Créditos Diversos	0	0
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	305.262	300.076
1.02.03.01	Concessões a Licitar	17.660	17.244
1.02.03.02	Depósitos vinculados a Litígíos	10.693	9.617
1.02.03.03	Créditos Fiscais Diferidos	266.741	260.891
1.02.03.04	Tributos e Contrib. Sociais a Recuperar	7.380	7.380
1.02.03.05	Adiantamento p/Futuro Aumento de Capital	0	0
1.02.03.06	Títulos e Valores Mobiliários	0	2.156
1.02.03.07	Outros	2.788	2.788
1.03	Ativo Permanente	3.630.438	3.622.205
1.03.01	Investimentos	50.959	40.959
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	35.348	24.598
1.03.01.03	Outros Investimentos	15.611	16.361
1.03.01.03.01	Bens e Direitos p/Uso Futuro - Terrenos	1.618	1.618
1.03.01.03.02	Participações Societárias Permanentes	0	0
1.03.01.03.03	Outros	13.993	14.743
1.03.02	Imobilizado	3.577.457	3.580.405
1.03.03	Diferido	2.022	841

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/1999	4 - 30/06/1999
2	Passivo Total	4.041.073	4.040.003
2.01	Passivo Circulante	296.565	295.263
2.01.01	Empréstimos e Financiamentos	151.322	160.013
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	25.807	17.455
2.01.04	Impostos, Taxas e Contribuições	29.007	30.578
2.01.05	Dividendos a Pagar	89	89
2.01.06	Provisões	61.852	64.154
2.01.06.01	Provisão Fundação ELOS	35.366	33.767
2.01.06.02	Provisões Trabalhistas	8.077	4.742
2.01.06.03	Outras	18.409	25.645
2.01.07	Dívidas com Pessoas Ligadas	6.255	6.255
2.01.08	Outros	22.233	16.719
2.01.08.01	Reserva Global de Reversão	7.224	7.223
2.01.08.02	Folha de Pagamento	4.068	1.162
2.01.08.03	Participações de Empregados	0	234
2.01.08.04	Compensação Financ.p/Utiliz.Rec.Hídricos	3.357	2.865
2.01.08.05	Outros	7.584	5.235
2.02	Passivo Exigível a Longo Prazo	1.586.781	1.550.093
2.02.01	Empréstimos e Financiamentos	1.172.104	1.121.045
2.02.02	Debêntures	0	0
2.02.03	Provisões	275.485	258.733
2.02.03.01	Provisão Fundação ELOS	71.967	79.653
2.02.03.02	Provisões para Contingências	192.652	168.028
2.02.03.03	Outras	10.866	11.052
2.02.04	Dívidas com Pessoas Ligadas	7.500	7.500
2.02.05	Outros	131.692	162.815
2.02.05.01	Tributos e Contribuições Sociais	75.185	90.948
2.02.05.02	Imposto de Renda Diferido	0	16.091
2.02.05.04	Obrigações Especiais	56.507	55.776
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	2.157.727	2.194.647
2.05.01	Capital Social Realizado	2.085.977	2.085.977
2.05.02	Reservas de Capital	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	5.818	5.818
2.05.04.01	Legal	381	381
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/1999	4 - 30/06/1999
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	5.437	5.437
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	(25.763)	11.157

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/1999 a 30/09/1999	4 - 01/01/1999 a 30/09/1999	5 - 01/07/1998 a 30/09/1998	6 - 01/01/1998 a 30/09/1998
3.01	Receita Bruta de Vendas e/ou Serviços	168.853	543.596	157.958	456.713
3.01.01	Suprimento de Energia Elétrica	126.681	393.602	123.156	352.549
3.01.02	Subvenção Combustível - CCC	41.817	148.349	34.633	103.843
3.01.03	Outras	355	1.645	169	321
3.02	Deduções da Receita Bruta	(6.181)	(18.822)	(9.498)	(21.139)
3.02.01	Impostos e Contribuições	(6.181)	(18.822)	(6.391)	(12.325)
3.02.02	Reserva Global de Reversão - RGR	0	0	(3.107)	(8.814)
3.03	Receita Líquida de Vendas e/ou Serviços	162.672	524.774	148.460	435.574
3.04	Custo de Bens e/ou Serviços Vendidos	(101.429)	(312.787)	(95.808)	(279.838)
3.04.01	Pessoal	(15.319)	(33.310)	(10.714)	(31.779)
3.04.02	Material	(2.220)	(5.064)	(2.717)	(5.286)
3.04.03	Serviço de Terceiro	(2.204)	(6.725)	(3.137)	(7.856)
3.04.04	Combustível p/Prod.Ener.Elétrica - CCC	(41.817)	(148.349)	(34.633)	(103.843)
3.04.05	Compens.Financ. p/Utiliz.Rec. Hídricos	(4.594)	(12.928)	(4.480)	(14.302)
3.04.06	Depreciação	(32.402)	(98.320)	(37.919)	(113.876)
3.04.07	Uso do Bem Público - UBP	(2.126)	(6.379)	0	0
3.04.08	Outras	(747)	(1.712)	(2.208)	(2.896)
3.05	Resultado Bruto	61.243	211.987	52.652	155.736
3.06	Despesas/Receitas Operacionais	(120.434)	(402.253)	(120.394)	(181.521)
3.06.01	Com Vendas	(833)	(2.500)	(278)	(278)
3.06.02	Gerais e Administrativas	(29.534)	(49.252)	(70.621)	(38.474)
3.06.02.01	Pessoal	(11.549)	(31.555)	(5.685)	(17.541)
3.06.02.02	Serviço de Terceiro	(2.293)	(4.878)	(906)	(1.629)
3.06.02.03	Aluguel	(358)	(1.038)	(279)	(900)
3.06.02.04	Constituição de Provisões Operacionais	(21.461)	(40.560)	(65.170)	(91.049)
3.06.02.05	Reversão de Provisões Operacionais	15.670	49.566	2.582	77.191
3.06.02.06	Despesas Gerais	(9.522)	(20.812)	(1.468)	(8.637)

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/1999 a 30/09/1999	4 - 01/01/1999 a 30/09/1999	5 - 01/07/1998 a 30/09/1998	6 - 01/01/1998 a 30/09/1998
3.06.02.07	Recuperação de Despesas	(21)	25	305	4.091
3.06.03	Financeiras	(90.067)	(350.501)	(49.495)	(142.769)
3.06.03.01	Receitas Financeiras	1.812	11.925	2.634	4.468
3.06.03.02	Despesas Financeiras	(91.879)	(362.426)	(52.129)	(147.237)
3.06.03.02.01	Encargos de Dívidas	(29.972)	(79.953)	(21.956)	(70.197)
3.06.03.02.02	Encargos s/Tributos e Contrib.Sociais	(1.892)	(10.036)	(8.127)	(23.873)
3.06.03.02.03	Outras	5.555	(5.528)	(2.046)	(6.712)
3.06.03.02.04	Variação Monetária s/Empr.Financiamento	(64.854)	(263.152)	(19.640)	(42.222)
3.06.03.02.05	Variação Monetária - Outras	(716)	(3.757)	(360)	(4.233)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	0	0	0	0
3.07	Resultado Operacional	(59.191)	(190.266)	(67.742)	(25.785)
3.08	Resultado Não Operacional	330	(1.604)	(8.587)	(9.153)
3.08.01	Receitas	353	576	(33)	47
3.08.02	Despesas	(23)	(2.180)	(8.554)	(9.200)
3.09	Resultado Antes Tributação/Participações	(58.861)	(191.870)	(76.329)	(34.938)
3.10	Provisão para IR e Contribuição Social	0	0	0	0
3.11	IR Diferido	21.941	63.362	24.199	31.529
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	(36.920)	(128.508)	(52.130)	(3.409)

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/1999 a 30/09/1999	4 - 01/01/1999 a 30/09/1999	5 - 01/07/1998 a 30/09/1998	6 - 01/01/1998 a 30/09/1998
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	539.091.216	539.091.216	539.091.216	539.091.216
	LUCRO POR AÇÃO				
	PREJUÍZO POR AÇÃO	(0,00007)	(0,00024)	(0,00010)	(0,00001)

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NOTA 1 - CONTEXTO OPERACIONAL

A Centrais Geradoras do Sul do Brasil S.A. - GERASUL, concessionária de uso de bem público, na condição de produtor independente, com sede em Florianópolis - SC, tem como atividade a geração e comercialização de energia elétrica.

Sua capacidade instalada é de 3.719 MW, dos quais 73,25% em usinas hidrelétricas e 26,75% em termelétricas, compostos pelo seguinte parque gerador em operação: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UTE Charqueadas (RS), UTE Alegrete (RS) e Complexo Termelétrico Jorge Lacerda (SC).

NOTA 2 – APRESENTAÇÃO DAS DEMONSTRAÇÕES FINANCEIRAS

A partir deste exercício todos os gastos realizados em função dos recursos humanos, tais como atendimento médico-hospitalar, vale alimentação, seguro de vida etc., estão sendo classificados na rubrica "pessoal".
Os valores relativos a tais gastos, registrados no exercício anterior foram reclassificados para fins de comparação.

Em 29 de abril de 1998 a ELETROGER incorporou sua controlada GERASUL, com o patrimônio existente em 31 de janeiro de 1998, alterando sua denominação social para Centrais Geradoras do Sul do Brasil S.A. - GERASUL, utilizada, até então, pela incorporada.
Visando permitir a adequada interpretação acerca dos resultados apresentados, a Companhia está incluindo o resultado do mês de janeiro, cujo prejuízo foi de de R$ 5.916 mil, na demonstração do resultado em 30 de setembro de 1998, por tratar-se de operações decorrentes do mesmo patrimônio.

NOTA 3 - SUMÁRIO DAS PRINCIPAIS PRÁTICAS CONTÁBEIS

As demonstrações financeiras da Companhia encontram-se de acordo com a Lei das Sociedades por Ações, com as normas da Agência Nacional de Energia Elétrica - ANEEL e disposições complementares da Comissão de Valores Mobiliários - CVM, consoante as práticas contábeis descritas a seguir:

Reconhecimento dos efeitos inflacionários

Estão refletidos somente os efeitos das variações monetárias sobre ativos e passivos indexados em função de disposições legais e contratuais. Em conformidade com as disposições da Lei nº 9.249, de 26.12.95, a partir de janeiro de 1996 foi extinta a sistemática de correção monetária.
Desta forma, os valores correspondentes ao Ativo Permanente, Patrimônio Líquido e Obrigações Especiais estão corrigidos somente até 31.12.95.

Critérios gerais de avaliação

a) Ativos Circulante e Realizável a Longo Prazo

Os materiais em estoque no almoxarifado estão registrados ao custo médio de aquisição, que não excede o valor de mercado e os ativos indexados estão atualizados até 30.09.99.

b) Permanente

- o imobilizado está registrado ao custo de aquisição ou construção. A depreciação está calculada pelo método linear, com base nas taxas médias anuais mencionadas na Nota 7-a;

- os encargos financeiros e efeitos inflacionários de empréstimos e financiamentos vinculados às obras em andamento estão agregados ao custo dos respectivos empreendimentos;

- os juros sobre o capital próprio aplicado nas obras em andamento, instituídos pelo Decreto-Lei n° 1.506, de 23.12.76, estão calculados com base nas taxas definidas pela ANEEL e compõem o custo dos respectivos empreendimentos até 31.12.98. Tendo em vista que o parágrafo 2° do artigo 4° do Decreto-Lei n° 1.506/76, que tratava da isenção do imposto de renda sobre a contrapartida desses juros, foi revogado pela Lei n° 9.718, de 27.11.98, a Companhia suspendeu o seu cálculo e contabilização a partir de janeiro de 1999.

c) Passivos Circulante e Exigível a Longo Prazo

Os empréstimos, financiamentos e os encargos decorrentes, apropriados até 30.09.99, estão atualizados pelos índices contratuais (Ver Nota 8) e as demais obrigações da Companhia estão registradas pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

d) Resultado do período

As receitas e despesas estão registradas com observância do regime de competência dos exercícios.

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NOTA 4 – REVENDEDORES

	R$ mil	
	30.09.99	30.06.99
Centrais Elétricas de Santa Catarina S.A. - CELESC	23.056	23.410
AES SUL - Distribuidora Gaúcha de Energia S.A.	11.766	12.017
Rio Grande Energia S.A.- RGE	10.597	10.119
Furnas Centrais Elétricas S.A.	6.292	2.665
Empresa Energética de Mato Grosso do Sul S.A. - ENERSUL	5.536	4.886
Companhia Estadual de Energia Elétrica - CEEE	6.181	5.066
Faturamento Complementar	(2.680)	175
	60.748	**58.338**

As faturas emitidas pela Companhia são desdobradas em três parcelas iguais, com vencimento nos dias 15 e 25, do mês seguinte ao do suprimento e no dia 5 do segundo mês subseqüente.

NOTA 5 – CONCESSOES A LICITAR

De acordo com os artigos 21 e 45 da Lei n° 8.987, de 13.02.95, os custos dos estudos e projetos em função de concessões autorizadas pelo Poder Concedente e de utilidade para a licitação, bem como os custos apropriados em obras para aproveitamento de potenciais hidráulicos, cujas concessões foram extintas, serão ressarcidos com os recursos decorrentes de futuras licitações.

O aproveitamento hidrelétrico Campos Novos foi licitado pela Agência Nacional de Energia Elétrica – ANEEL em 04.08.98. A Companhia está aguardando a assinatura do Contrato de Concessão entre a ANEEL e a Campos Novos Energia S.A. para transferir o respectivo valor para o ativo circulante. (Vide Nota 19).

A composição desses ativos está demonstrada a seguir:

	R$ mil	
	30.09.99	30.06.99
Campos Novos	55.221	54.805
Barra Grande	5.356	5.356
	60.577	**60.161**
Provisão para perdas		
Campos Novos	(37.561)	(37.561)
Barra Grande	(5.356)	(5.356)
	(42.917)	**(42.917)**
	17.660	**17.244**

NOTA 6 – CRÉDITOS FISCAIS DIFERIDOS

Composição do saldo atual:

	R$ mil					
	30.09.99			30.06.99		
natureza dos créditos	base	imposto de renda	contribuição social	base	imposto de renda	contribuição social
Depreciações e baixas - Lei nº 8.200/91	-	-	-	59.882	14.971	-
Tributos - art. 7º, Lei nº 8.541/92	8.214	2.053	-	8.656	2.164	-
Provisões indedutíveis temporariamente	1.232.240	63.597	98.579	1.223.389	61.383	19.642
Prejuízo fiscal	247.191	61.798	-	190.346	47.587	-
Base negativa da contrib.social s/lucro	508.920	-	40.714	461.442	-	115.144
	1.996.565	**127.448**	**139.293**	**1.943.715**	**126.105**	**134.786**

Estudos desenvolvidos pelo órgão de planejamento econômico-financeiro da Companhia indicam que os ativos diferidos pertinentes ao imposto de renda deverão ser substancialmente utilizados até o ano de 2003 e os relativos à contribuição social, até o ano de 2008.

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Conciliação da Contribuição Social e Imposto de Renda, no resultado

	R$ mil	
	1999	
	3º trimestre	Acumulado
Resultado antes dos tributos	**(58.861)**	**(191.870)**
Imposto de Renda - 25%	14.715	47.967
Contribuição Social - 8%	4.709	15.350
	19.424	**63.317**
Imposto de renda sobre:		
. 13º salário dos dirigentes	(12)	(21)
. Encargos sobre contingências tributárias indedutíveis	(623)	(2.489)
. Despesas indedutíveis	(4)	(4)
. DRIC excluída na apuração do Lucro Real de 1998 (DIPJ entregue em Set/99)	3.359	3.359
Contribuição Social sobre:		
. Encargos sobre contingências tributárias indedutíveis	(200)	(797)
. Despesas indedutíveis	(3)	(3)
Imposto de renda e contribuição social no resultado	**21.941**	**63.362**

A contribuição Social não está calculada com a alíquota de 12%, em virtude da expectativa de que a compensação da base de cálculo negativa ocorra, substancialmente, quando a alíquota voltar a ser de 8%.

NOTA 7 – ATIVO PERMANENTE

1.03.01.02 – Investimentos – Participações em Controladas

A GERASUL é detentora do controle acionário da Companhia Energética Mercosul – CEM, correspondendo a 99,99% das ações representativas do capital social.
A CEM obteve a concessão para construir e operar a usina hidrelétrica Cana Brava, cujas características estão descritas no quadro 15.01 – Projetos de Investimento, item 3.3.1.

Neste trimestre a Companhia integralizou capital no valor de R$ 10.000 mil, com a utilização de 10 bônus de subscrição em ações, elevando sua participação para 34.009.996 ações, sendo 15.343.331 ordinárias (99,99%) e 18.666.665 preferenciais (100%), cujos valores são:

- participação – R$ 34.010 mil;
- ágio – R$ 1.338 mil.

1.03.01.03 – Investimentos – Outros Investimentos – Outros

A Companhia possui 186 bônus de subscrição em ações da CEM, correspondente ao saldo da aquisição efetuada no 2° trimestre/99, no valor de R$ 13.950 mil. Este valor, que corresponde a ágio na aquisição destes bônus, com fundamento econômico na expectativa de resultado futuro, será transferido para a rubrica "Participações em Controladas" na proporção das integralizações de capital com a sua utilização.

Conforme os termos do contrato de compra e venda desses bônus, firmado com a Tractebel Sul Ltda., em 18.05.1999, caso a CEM venha a assinar contrato de financiamento com o Banco Interamericano de Desenvolvimento – BID, a GERASUL deverá pagar o complemento de R$ 29.289 mil, a título de ágio, atingindo o montante de R$ 44.289 mil resultante da avaliação econômico-financeira com base em expectativa de resultado futuro, efetuada por instituição financeira contratada para este fim.

04.01 - NOTAS EXPLICATIVAS

1.03.02 - Ativo Imobilizado

As principais informações a respeito do ativo imobilizado, são as seguintes:

a) Composição

	Depreciação	R$ mil			
		30.09.99			30.06.99
	Taxas Médias (%)	Custo Corrigido	Depreciação Acumulada	Imobilizado Líquido	Imobilizado Líquido
Imobilizações em Serviço					
Geração Hidráulica					
UHE Salto Santiago	2,4	640.851	384.205	256.646	260.568
UHE Salto Osório	2,5	287.177	182.975	104.202	106.030
UHE Passo Fundo	2,4	114.679	72.969	41.710	42.397
		1.042.707	**640.149**	**402.558**	**408.995**
Geração Térmica					
Complexo Jorge Lacerda	4,3	2.423.652	610.302	1.813.350	1.838.495
UTE Charqueadas	5,2	51.564	38.963	12.601	12.962
UTE Alegrete	4,4	7.315	6.959	356	364
		2.482.531	**656.224**	**1.826.307**	**1.851.821**
Sistema de Comunicação	**6,2**	**1.624**	**458**	**1.166**	**1.174**
Equipamentos Gerais e Outros	**10,0**	**16.372**	**6.549**	**9.823**	**9.117**
		3.543.234	**1.303.380**	**2.239.854**	**2.271.107**
Imobilizações em Curso					
Geração Hidráulica					
UHE ITÁ		1.121.892	-	1.121.892	1.097.418
UHE Machadinho		137.547	-	137.547	133.902
Outros		1.381	-	1.381	1.388
		1.260.820	-	**1.260.820**	**1.232.708**
Geração Térmica					
UTE Jacuí		70.495	-	70.495	70.237
Outros		3.929	-	3.929	4.516
		74.424	-	**74.424**	**74.753**
Outros		**2.359**	-	**2.359**	**1.837**
		1.337.603	-	**1.337.603**	**1.309.298**
		4.880.837	**1.303.380**	**3.577.457**	**3.580.405**

b) taxas de depreciação

Em cumprimento ao que determinou a Agência Nacional de Energia Elétrica - ANEEL, através de sua Resolução nº 002, de 24.12.97, alterada pela Resolução nº 044, de 17.03.99, a partir de 1º de janeiro de 1999 a Companhia procedeu ao cálculo e à contabilização das quotas de depreciação, tomando por base as taxas definidas e os saldos contábeis registrados nas respectivas Unidades de Cadastro – UC, cuja taxa média de cada usina está informada no item 'a' desta nota.

c) Usina Termelétrica JACUÍ

Em 12.03.1999 a Companhia, cumprindo exigências do Edital de Privatização, comunicou à Agência Nacional de Energia Elétrica – ANEEL a sua intenção de concluir a obra da UTE Jacuí, tendo recebido, em resposta formal, a informação de que aquele órgão julgou adequado o cumprimento pela Companhia das disposições do referido Edital.

d) capacidade de recuperação através de operações futuras

A Companhia, com base em projeções preliminares de fluxo de caixa futuro descontado para valor presente, elaboradas internamente, avaliou que alguns ativos não serão recuperados pelas suas operações futuras. A Administração da Companhia, entende que esses ativos, no conjunto, produzirão fluxo de caixa positivo.

e) apropriação dos encargos financeiros e efeitos inflacionários

Os encargos financeiros e efeitos inflacionários vinculados a empréstimos e financiamentos foram reconhecidos da seguinte forma:

	R$ mil	
	30.09.99	**30.09.98**
Encargos financeiros		
Apropriados no Resultado	95.484	81.074
Transferidos para as Imobilizações em Curso	(15.531)	(10.877)
	79.953	**70.197**
Efeitos inflacionários		
Apropriados no Resultado	264.041	42.409
Transferidos para as Imobilizações em Curso	(889)	(187)
	263.152	**42.222**

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04.01 - NOTAS EXPLICATIVAS

f) indisponibilidade dos bens

De acordo com os Decretos nº 41.019/57 e 2.003/96, e artigo 6º da Resolução ANEEL nº 318/98, os bens e instalações utilizados na produção, transmissão e distribuição de energia elétrica, são vinculados a esses serviços, não podendo os mesmos ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Poder Concedente.

NOTA 8 – EMPRÉSTIMOS, FINANCIAMENTOS E ENCARGOS

As principais informações a respeito dos empréstimos e financiamentos em moeda estrangeira e nacional, são as seguintes:

a) composição

	R$ mil					
	30.09.99			30.06.99		
	circulante	longo prazo	total	circulante	longo prazo	total
MOEDA NACIONAL						
ELETROBRÁS	44.867	488.253	533.120	59.943	489.346	549.289
Instituições Financeiras	89	39	128	177	41	218
Fornecedores	14.234	18.962	33.196	13.235	20.939	34.174
Fundação ELOS	5.844	66.219	72.063	5.657	66.086	71.743
	65.034	**573.473**	**638.507**	**79.012**	**576.412**	**655.424**
MOEDA ESTRANGEIRA						
Secretaria do Tesouro Nacional	46.799	561.953	608.752	50.861	494.164	545.025
Instituições Financeiras	39.489	36.678	76.167	30.140	50.469	80.609
	86.288	**598.631**	**684.919**	**81.001**	**544.633**	**625.634**
	151.322	**1.172.104**	**1.323.426**	**160.013**	**1.121.045**	**1.281.058**

b) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:


Divida Externa em Setembro/99
R$ mil
101.456
14,81%
(Libra
Esterlina)
113.364
16,55%
(Marco
Alemão)
470.099
68,64%
(Dólar
Norte
Americano)


Dívida Externa em Junho/99
R$ mil
99.972
15,98%
(Libra
Esterlina)
101.330
16,20%
(Marco
Alemão)
424.332
67,82%
(Dolar
Norte
Americano)

c) mutação no trimestre

	R$ mil
Circulante	
Saldo em 30.06.99	***160.013***
Pagamentos	(59.938)
Transferências do longo prazo	15.790
Reescalonamento (longo prazo)	(9.389)
Encargos gerados no trimestre	35.546
Variações monetárias geradas no trimestre	9.300
Saldo em 30.09.99	**151.322**

	R$ mil
Exigível a Longo Prazo	
Saldo em 30.06.99	**1.121.045**
Novos Financiamentos	2.000
Transferências para o circulante	(15.790)
Transferências do circulante	9.389
Encargos gerados no trimestre	(359)
Variações monetárias geradas no trimestre	55.819
Saldo em 30.09.99	**1.172.104**

d) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:


Perfil da Divida
R$ mil
600 000
500 000
400 000
300 000
200 000
100 000
0
41.178
66.097
124.042
116.645
85.651
81.550
95.440
90.810
121.228
113.563
132.500
122.979
572.057
529.401
2000
2001
2002
2003
2004
2005
Após 2005 até 2024
Setembro/99
Junho/99

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04.01 - NOTAS EXPLICATIVAS

e) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Mercado Interno
Taxas fixas de 6.00% a 12.00 a.a.
Taxas flutuantes de 9,89% a 13,48% a.a.

Mercado Externo
Taxas fixas de 3,00% a 12,50% a.a.
Taxas flutuantes de 3,52% a 6,87% a.a.

A taxa média ponderada no período foi de:
Mercado Interno – 11,13% a.a.
Mercado Externo – 6,98% a.a.

NOTA 9 – TRIBUTOS E CONTRIBUIÇÕES SOCIAIS

Grande parte dos tributos e contribuições sociais devidos pela Companhia encontra-se parcelada pelos órgãos arrecadadores. A composição dos tributos e contribuições sociais é a seguinte:

	R$ mil					
	30.09.99				30.06.99	
	parcelas vincendas	circulante	longo prazo	total	parcelas vincendas	total
Contribuição Social						
Parcelamento em 99 meses	-	-	-	-	38	4.452
Parcelamento em 120 meses	-	-	-	-	59	16.693
Parcelamento em 6 meses	-	-	-	-	1	294
Em processo de postergação de vencimento	-	-	-	-	-	3.083
		-	-	-		**24.522**
Imposto de Renda Pessoa Jurídica						
Parcelamento em 120 meses	56	873	3.200	4.073	59	4.213
COFINS						
Parcelamento em 120 meses	56	5.141	18.851	23.992	59	24.815
Parcelamento em 72 meses	61	10.250	41.855	52.105	61	49.904
Corrente	-	5.110	-	5.110	-	1.996
		20.501	**60.706**	**81.207**		**76.715**
PASEP						
Parcelamento em 72 meses	61	262	1.071	1.333	61	1.277
		262	**1.071**	**1.333**		**1.277**
PIS						
Corrente	-	**398**	-	**398**	-	**433**
INSS						
Parcelamento em 240 meses	161	704	9.123	9.827	164	9.948
Parcelamento em 96 meses	61	295	1.085	1.380	63	1.419
Corrente	-	1.280	-	1.280	-	1.210
		2.279	**10.208**	**12.487**		**12.577**
Outros	-	**4.694**	-	**4.694**	-	**1.789**
		29.007	**75.185**	**104.192**		**121.526**

A Companhia obteve liminar, em mandado de segurança, que lhe permitiu liquidar, em 30.07.1999, o parcelamento da Contribuição Social sobre o Lucro Líquido, com a anistia de juros e multa prevista na Lei nº 9.779/99 e na Medida Provisória nº 1.858-6, de 29.06.1999. O valor do pagamento, calculado pela Delegacia da Receita Federal, foi de R$ 12.009 mil.

Considerando que a Receita Federal recorreu da decisão, a Companhia constituiu provisão para contingência, no valor de R$ 11.968 mil, correspondente aos juros e multa anistiados.

NOTA 10 – PROVISÃO FUNDAÇÃO ELOS

	R$ mil			
	30.09.99		30.06.99	
	circulante	longo prazo	circulante	longo prazo
Despesas administrativas	13.814	-	12.967	-
Complementação aposentadoria - SB 40	20.725	71.967	19.923	79.653
Contribuição suplementar	827	-	658	-
Outras	-	-	219	-
	35.366	71.967	33.767	79.653

A rubrica "Complementação de aposentadoria - SB 40" refere-se a conversão de aposentadorias especiais em aposentadorias por tempo de serviço.

NOTA 11 – PROVISÕES – OUTRAS

	R$ mil			
	30.09.99		30.06.99	
	circulante	longo prazo	circulante	longo prazo
Programa de reestruturação (1)	10.035	-	17.385	-
Provisão para grandes manutenções (2)	8.324	10.866	8.132	11.052
Outras	50	-	128	-
	18.409	10.866	25.645	11.052

1) Os valores provisionados sob o título de "Programa de reestruturação" referem-se, substancialmente, ao Programa de Demissão Incentivada, o qual tem como benefício financeiro 1,2 remuneração por ano de trabalho na Companhia, mais assistência médico-hospitalar durante 12 meses e pagamento do fundo de pensão por 2 anos. Relativamente aos empregados que vierem a adquirir condição de aposentadoria pelo INSS nos próximos 5 anos, a Companhia assume o custo da contribuição ao fundo de pensão até aquela data. O referido programa tem finalidade de adequar a Companhia ao ambiente competitivo do mercado. O prazo para adesão encerrou-se em 30.04.1999, com um prazo de até 6 meses para o desligamento, exceto para o corpo gerencial, cuja data limite de adesão será 30.04.2000.

2) Os valores provisionados sob o título de "Provisão para Grandes Manutenções" referem-se à estimativa dos gastos necessários à preservação das condições de operação do parque gerador, efetuada com base em plano executivo de manutenções programadas, cujas realizações estão previstas para os seguintes períodos:

	R$ mil	
	Circulante	**Longo Prazo**
1999	4.865	-
2000	3.459	1.420
2001	-	3.724
2002	-	4.490
Após 2002 até 2007	-	1.232
	8.324	10.866

NOTA 12 – PROVISÕES PARA CONTINGÊNCIAS

As provisões para contingências contemplam os riscos trabalhistas, tributários e cíveis que são de conhecimento da Companhia, cujos valores são estimados pelo órgão jurídico e encontram-se atualizados até 30.09.99 pelos índices utilizados pelo poder judiciário.

NOTA 13 – OBRIGAÇÕES ESPECIAIS

	R$ mil	
	30.09.99	**30.06.99**
Doações e subvenções destinadas a investimentos	47.880	47.149
Reversão e amortização	2.230	2.230
Participação da União	3.758	3.758
Outras	2.639	2.639
	56.507	55.776

Em virtude de sua natureza, estas contas não representam obrigações financeiras efetivas e, desta forma, não devem ser incluídas como exigibilidades, para fins de determinação de indicadores econômico-financeiros.

NOTA 14 – PATRIMÔNIO LÍQUIDO

O capital social é de R$ 2.085.977 mil, dividido em 454.100.458.846 ações ordinárias nominativas, 73.460.000 ações preferenciais nominativas classe "A" e 84.917.297.330 ações preferenciais nominativas classe "B", todas sem valor nominal.
As ações preferenciais não garantem direito a voto e não são conversíveis em ações ordinárias, entretanto, gozam de prioridade no reembolso do capital e distribuição de dividendos, às taxas de 8,00%, no caso de ações classe "A" e 6,00%, para as de classe "B", calculadas sobre o capital social das respectivas classes de ações.

O quadro societário da Companhia, em 30.09.99, está assim constituído:


Participação no Capital Total
OUTROS 21,61%
BNDESPAR 2,17%
FND 0,46%
UNIÃO 5,23%
TRACTEBEL 70,53%


Participação no Capital Votante (ações Ordinárias)
BNDESPAR 0,60%
OUTROS 15,77%
FND 0,54%
UNIÃO 5,82%
TRACTEBEL 77,27%


Ações Preferenciais
TRACTEBEL 34,52%
UNIÃO 2,07%
BNDESPAR 10,59%
OUTROS 52,82%

NOTA 15 - VARIAÇÕES CAMBIAIS DE DÍVIDAS EM MOEDA ESTRANGEIRA

Em 15.01.99 o Banco Central do Brasil alterou a política cambial, extinguindo a banda cambial pela qual administrava a margem de flutuação do Real em relação ao Dólar norte-americano, deixando ao mercado a livre negociação da taxa de câmbio. Em conseqüência destas mudanças, as taxas de câmbio incorreram em flutuações muito acentuadas no 1° trimestre de 1999, gerando perda cambial no valor de R$ 182.474 mil, decorrentes de dívidas em moedas externas.

A Companhia manteve no Resultado do período a perda cambial, em virtude de se tratarem de atualizações monetárias de empréstimos e financiamentos vinculados a bens que já se encontram em operação.

NOTA 16 - ENTIDADE FECHADA DE PREVIDÊNCIA PRIVADA

A Companhia é co-patrocinadora da Fundação Eletrosul de Previdência e Assistência Social - ELOS, entidade sem fins lucrativos que tem como objetivo básico a complementação de aposentadoria aos seus empregados. A Fundação adota o plano do tipo benefício definido, com regime financeiro de capitalização.

A última revisão atuarial procedida na Fundação ELOS foi em 31 de dezembro de 1998 e apresentou superávit técnico de R$ 1.874 mil, relativamente às reservas matemáticas de responsabilidade da Companhia.

Com base na posição das reservas matemáticas recorrentes para 31.08.99, a Fundação ELOS apresentou superávit técnico de R$ 39.403 mil, também no que se refere às reservas matemáticas de responsabilidade da Companhia.

A contribuição da Companhia corresponde a duas vezes a contribuição de seus empregados e mais 1.2% sobre a folha de salários, com o objetivo de amortizar as reservas da Fundação, em consonância com o plano de custeio e cálculos atuariais. A contribuição relativa ao 3° trimestre de 1999 foi de R$ 1.174 mil (R$ 1.179 mil em 1998).

As despesas administrativas da Fundação estão contempladas no capítulo de custeio do seu regulamento do Plano de Benefícios e são de responsabilidade das patrocinadoras, não podendo exceder a 15% do total das receitas previdenciais.

Conforme prevê o Regulamento do Plano de Benefícios da Fundação, a Companhia é responsável pelo ônus decorrente da conversão de aposentadorias especiais em aposentadorias por tempo de serviço, concernentes aos seus empregados e aqueles que se encontravam em benefício na data da cisão da ELETROSUL. O montante desse compromisso encontra-se provisionado sob o título de "complementação de aposentadoria - SB 40" (Ver Nota 10).

NOTA 17 - INSTRUMENTOS FINANCEIROS

A Comissão de Valores Mobiliários, através da Instrução n° 235, de 23.03.95, estabeleceu mecanismo para divulgação em nota explicativa do valor de mercado dos instrumentos financeiros, reconhecidos ou não nas Demonstrações Financeiras.

Considerando as características próprias da Companhia, destacamos como valores significativos suscetíveis de avaliação pelo valor de mercado, os relativos aos contratos de empréstimos com a Centrais Elétricas Brasileiras S.A. - ELETROBRÁS, para financiamento dos projetos de expansão, que são remunerados a uma taxa de juros equivalente a 10% a.a. A definição dessa taxa pela ELETROBRÁS leva em conta o prêmio de risco compatível com as atividades do setor. Considerando as circunstâncias especiais envolvidas no financiamento dos seus projetos de expansão, o valor de mercado destes empréstimos corresponde ao seu valor contábil.

NOTA 18 - ADEQUAÇÃO DOS SISTEMAS ELETRÔNICOS - ANO 2000

A Companhia concluiu o Projeto Ano 2000, em consonância com as exigências da Comissão de Valores Mobiliários - CVM e Agência Nacional de Energia Elétrica - ANEEL, estando preparada para a virada do ano, tendo realizado inventário completo de suas aplicações, inclusive em equipamentos com tecnologia embarcada.

Foram realizados os testes necessários, assim como, elaborado Plano de Contingência, aprovado pela Diretoria Executiva, conforme diretrizes da ANEEL.

NOTA 19 – EVENTO SUBSEQÜENTE

Através de Decreto publicado no Diário Oficial da União de 01.10.1999, o Poder Executivo outorgou à empresa Campos Novos Energia S.A. concessão de uso de bem público para exploração do Aproveitamento Hidrelétrico denominado Campos Novos, do qual a GERASUL tem direito a indenização pelos custos de desenvolvimento dos estudos de projetos, corrigidos de acordo com a Portaria DNAEE nº 40, de 26.02.1997.(Ver Nota 5)

O ressarcimento à GERASUL dar-se-á noventa dias após a assinatura do Contrato de Concessão de Uso de Bem Público, a ser efetivado oportunamente entre a ANEEL e a entidade vencedora da licitação.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

A evolução do resultado do trimestre, ao longo dos meses de sua formação, é a seguir demonstrada:

	R$ mil				
	1999				1998
Descrição	**julho**	**agosto**	**setembro**	**total**	**3º trim Reclassificado**
Receita Bruta	**48.171**	**59.832**	**60.850**	**168.853**	**157.958**
Suprimento de Energia Elétrica	37.592	43.683	45.406	126.681	123.156
Subvenção Combustível - CCC	10.568	15.934	15.315	41.817	34.633
Outras Receitas	11	215	129	355	169
Deduções da Receita Bruta	**(1.761)**	**(2.196)**	**(2.224)**	**(6.181)**	**(9.498)**
Impostos e Contrib.sobre a Receita	(1.761)	(2.196)	(2.224)	(6.181)	(6.391)
Reserva Global de Reversão - RGR	-	-	-	-	(3.107)
Receita Líquida	**46.410**	**57.636**	**58.626**	**162.672**	**148.460**
Custo dos Produtos Vendidos	(31.632)	(32.215)	(37.582)	(101.429)	(95.808)
Resultado Bruto	**14.778**	**25.421**	**21.044**	**61.243**	**52.652**
Despesas Operacionais	**(28.472)**	**(67.807)**	**(24.155)**	**(120.434)**	**(120.394)**
Com Vendas	(278)	(278)	(277)	(833)	(278)
Gerais e Administrativas	(15.534)	(7.991)	(6.009)	(29.534)	(70.621)
Financeiras Líquidas	(12.660)	(59.538)	(17.869)	(90.067)	(49.495)
Resultado Operacional	**(13.694)**	**(42.386)**	**(3.111)**	**(59.191)**	**(67.742)**
Resultado Não Operacional	306	25	(1)	330	(8.587)
Resultado Antes dos Tributos	**(13.388)**	**(42.361)**	**(3.112)**	**(58.861)**	**(76.329)**
Contribuição Social	1.003	3.321	182	4.506	5.721
Imposto de Renda	3.134	10.378	3.923	17.435	18.478
Prejuízo do Trimestre	**(9.251)**	**(28.662)**	**993**	**(36.920)**	**(52.130)**

3.01.01 – Suprimento de Energia Elétrica

Em 03.09.99, a ANEEL, através da Resolução nº 264, homologou reajuste tarifário de 12,78%, com vigência a partir de 06.09.99. A receita deste trimestre está, também, influenciada pela sazonalização do mercado de energia elétrica.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

3.04 – Custo de Bens e/ou Serviços Vendidos


42.000
39.000
36.000
33.000
30.000
27.000
24.000
21.000
18.000
15.000
12.000
9.000
6.000
3.000
0
15.319
10.714
2.204
3.137
41.817
34.633
4.594
4.480
32.402
37.919
5.093
4.925
PESSOAL
SERV.TERC.
SUBV.CCC
ROYALTIES
DEPRECIAÇÃO
OUTROS
3º TRIM/99
3º TRIM/98

Pessoal

O aumento verificado neste trimestre, em relação a igual período de 1998, refere-se a:

- ajustes de provisões (férias, gratificações de férias e 13º salário) decorrentes da implantação de novo sistema de processamento da folha de pagamento;
- incremento de cerca de 17%, em decorrência de adequações salariais realizadas em consonância com o Plano de Reestruturação da Companhia.

Subvenção de Combustível – CCC

O incremento nesta rubrica, em relação a igual período de 1998, deve-se ao maior consumo de combustíveis, decorrente do regime de operação das usinas térmicas.

Depreciação

A redução verificada neste trimestre, em relação a igual período de 1998, deve-se à alteração das taxas de depreciação, a partir de 01.01.99, conforme mencionado na Nota 7, item 1.03.02, letra "b".

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05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

3.06.02 – Gerais e Administrativas


72.000
64.000
56.000
48.000
40.000
32.000
24.000
16.000
8.000
0
(8.000)
(16.000)
11.549
5.685
2.293
906
21.461
65.170
(15.670)(2.582)
9.522
1.468
379
(26)
PESSOAL
SERV.TERC.
PROVISÕES OPERAC.
DESP.GERAIS
OUTROS
3° TRIM/99
3° TRIM/98

3.06.02.01 – Gerais e Administrativas - Pessoal

O acréscimo de 103,15% verificado neste trimestre em relação a igual período de 1998, refere-se basicamente, a gastos no valor de R$ 7.348 mil relativo ao desligamento de 167 empregados que aderiram ao Programa de Demissão Incentivada , totalizando R$ 14.263 mil e 362 desligamento até 30.09.99 (vide Nota Explicativa 11).

3.06.02.04 – Constituição de Provisões Operacionais

A Companhia constituiu, neste trimestre, as provisões operacionais descritas a seguir:

- provisão relativa a contingências trabalhistas no valor de R$ 8.846 mil ;
- provisão relativa a contingências cíveis e comerciais no valor de R$ 647 mil;
- provisão relativa a contingências fiscais para fazer face aos riscos decorrente da ação judicial para garantir a anistia de juros e multa sobre o parcelamento da Contribuição Social nos termos da Lei 9.9779 de 19.01.1999 e Medida Provisória nº 1.858-6, de 29.06.1999, no valor de R$ 11.968 mil.

3.06.02.05 – Reversão de Provisões Operacionais

Neste trimestre foram efetuadas reversões de provisões operacionais no montante de R$ 15.670 mil, referente a realização das provisões constituídas, que no momento do pagamento são apropriadas nas devidas naturezas das despesas .

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

3.06.03 – Financeiras

3.06.03.02.03 – Outras

Em decorrência da liquidação do parcelamento da Contribuição Social com anistia de juros e multa prevista na Lei 9.9779, de 19.01.1999 e na Medida Provisória nº 1.858-6, de 29.06.1999, foi registrado nesta rubrica o valor de R$ 10.840 mil , que se refere aos juros e multa de exercícios anteriores.

3.06.03.02.04 – Variação Monetária s/Empréstimos e Financiamentos

O resultado financeiro deste trimestre em relação ao mesmo período do ano anterior, apresentou aumento significativo nas despesas de variações monetárias, em função da desvalorização do Real frente às moedas que atualizam a dívida externa, ocorrida em julho e agosto/99.

O comportamento da cesta de moedas estrangeiras e a respectiva média ponderada, calculada proporcionalmente ao montante das dívidas em cada uma das moedas, pertinentes aos contratos que afetam o resultado, está demonstrado a seguir


Variação % das Moedas
14,00
12,00
10,00
8,00
6,00
4,00
2,00
0,00
8,63
12,02
13,45
9,95
11,09
2,48
4,38
4,43
US$
DM
L
média ponderada
3° Trim/99
3° Trim/98

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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

09.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1 - ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
7 - TIPO DE EMPRESA		8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Mil)		9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Mil)	
01	COMPANHIA ENERGÉTICA MERCOSUL	02.201.268/0001-17	ABERTA CONTROLADA	99,99	1,58
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		34.010		24.010	

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15.01 - PROJETOS DE INVESTIMENTO

1. Usina Hidrelétrica de Itá

A Companhia está construindo a Usina Hidrelétrica de Itá em parceria com outras empresas, através de consórcio, cuja composição é a seguinte:

Consorciado	Participação %
GERASUL	38,92
CSN - Companhia Siderúrgica Nacional	29,78
OPP - Polietilenos S.A - PSA	17,86
OPP - Petroquímica S.A	11,91
Companhia de Cimento Itambé - ITAMBÉ	1,53

As principais características do empreendimento são as seguintes:

- Potência nominal instalada: 1.450 MW;
- Número de máquinas: 5 unidades de 290 MW;
- Energia garantida: 668 MW médios;
- Localização: Rio Uruguai, na fronteira dos Estados do Rio Grande do Sul e Santa Catarina;
- Operação: a cargo da GERASUL, através de um contrato de prestação de serviços de operação e manutenção, firmado com as demais empresas consorciadas;
- Operação Comercial:
  - Unidade 1: 30/06/2000
  - Unidade 2: 30/09/2000
  - Unidade 3: 30/01/2001
  - Unidade 4: 30/04/2001
  - Unidade 5: 30/09/2001
- Em 30/09/99, a obra apresentava os seguintes índices de realização:
  Obras Civis: 97,0%
  Montagem eletromecânica: 64,6%
  Avanço físico global: 89,0%

Com a conclusão do projeto, a GERASUL terá direito a 38,92% de 260 MW da energia garantida, o que corresponde à sua participação no consórcio. Além disso, a Companhia poderá comercializar 9% adicionais da energia atribuída aos demais consorciados, a um custo prefixado de US$ 15/MWh. A Companhia poderá comercializar livremente a sua participação na disponibilidade de potência e energia, inclusive a secundária, conforme as regras de comercialização do ONS e do MAE vigentes, exceto durante o período dos Contratos Iniciais.

Em 1999, estarão sendo realizados pela Companhia investimentos de cerca de R$ 70 milhões. No ano 2000, serão investidos aproximadamente R$ 36 milhões.

15.01 - PROJETOS DE INVESTIMENTO

2. Usina Hidrelétrica Machadinho

Também em parceria, está sendo construída a Usina Hidrelétrica Machadinho, conforme quadro a seguir:

Consorciado	Participação %
Alcoa Alumínio S.A	19,72
GERASUL	16,94
CELESC	12,16
Companhia Brasileira de Alumínio	9,04
S.A Industria Votorantim	7,88
Cia. de Cimento Portland Rio Branco	7,88
Vale Sul Alumínio S.A	7,28
CEEE	4,86
Camargo Corrêa Industrial	4,63
COPEL	4,32
INEPAR	2.89
Departamento Municipal de Eletricidade - DME	2,40

As principais características da Usina Hidrelétrica Machadinho são as seguintes:

- Potência nominal instalada: 1.140 MW;
- Número de máquinas: 3 unidades de 380 MW;
- Energia garantida: 473 MW médios;
- Localização: Rio Pelotas, no Estado do Rio Grande do Sul;
- Operação: a cargo da GERASUL, conforme definido no contrato de constituição do Consórcio;
- Operação Comercial:
  - Unidade 1: 31/08/2002
  - Unidade 2: 31/12/2002
  - Unidade 3: 30/04/2003
- Em 30/09/99, a obra apresentava os seguintes índices de realização física:
  Projeto Executivo: 50,62%
  Projetos sócio-ambientais: 48,48%
  Obras civis: 43,39%
  Fornecimento de equipamentos: 19,76%
  Montagem eletromecânica: 8,92%
  Avanço físico global: 35,30%

15.01 - PROJETOS DE INVESTIMENTO

A participação no empreendimento (16.94%) proporcionará cerca de 80 MW médios em energia garantida à GERASUL, que terá também prioridade na aquisição do excedente da energia assegurada que venha a ser oferecida pelos demais parceiros consorciados. A Companhia poderá comercializar livremente a sua participação na disponibilidade de potência e energia, inclusive a secundária, conforme as regras de comercialização do ONS e do MAE vigentes.

Os investimentos correspondentes à participação da Companhia no projeto Machadinho são os seguintes:

Ano	Investimentos – R$ Mil
1999	8,4
2000	7,5
2001	10,0
2002	9,0
2003	12,8

3. Projetos relacionados ao cumprimento do Edital de Privatização

3.1. Usina Termelétrica Jacuí

A retomada das obras de Jacuí poderá ocorrer tão logo sejam viabilizados os contratos de compra de energia, os chamados PPAs – *Power Purchase Agreements*, o financiamento da obra, o contrato de suprimento de combustível, e concluídos os estudos de impacto ambiental. A expectativa é que a Usina possa estar operando ao final de 2002.

Características da Usina:

- Localização: Charquedas, 50 km de Porto Alegre, RS;
- Potência instalada: 357 MW;
- Combustível: carvão mineral pulverizado;
- Estágio: conclusão parcial (40%);
- Investimento para a conclusão: R$ 325 milhões;
- Operação: final de 2002.

15.01 - PROJETOS DE INVESTIMENTO

3.2. Usina Termelétrica William Arjona

Continuam as negociações com a ENERSUL visando transferir a Usina para a GERASUL e assim viabilizar a aplicação do adicional tarifário a ser definido pela ANEEL para cobertura dos custos do projeto que se destina ao atendimento do Mato Grosso do Sul e tem as seguintes características:

- Localização: Campo Grande, MS;
- Potência instalada: 120 MW (3 unidades de 40 MW);
- Combustível: gás natural (óleo combustível enquanto o gás não estiver disponível);
- Investimento total: R$ 89 milhões;
- Situação: em fase de negociação para transferência da Usina
- Operação:
  - 1ª Unidade – 31/03/1999
  - 2ª Unidade – 30/09/1999
  - 3ª Unidade – 31/03/2000

- Financiamento: linha de crédito bancário para a aquisição da 3ª turbina, no valor de US$ 15 milhões (em negociação), e transferência de empréstimo assumido pela ENERSUL, no valor de US$ 20 milhões.

3.3. Projeto realizado por empresa Controlada

3.3.1. Usina Hidrelétrica Cana Brava

A Gerasul detém o controle (99,99% das ações) da Companhia Energética Mercosul – CEM, uma SPC – Special Purpose Company, que está construindo a Usina Hidrelétrica Cana Brava, cujas características principais são as seguintes:

- Localização: Rio Tocantins, no Norte do Estado de Goiás;
- Capacidade Instalada: 450 MW;
- Número de máquinas: 3 unidades de 150 MW;
- Energia garantida: 274 MW
- Início da obra: 31 de maio de 1999;
- Geração:
  - 1ª máquina - setembro de 2002
  - 2ª máquina - outubro de 2002
  - 3ª máquina - dezembro 2002
- Avanço físico global: 15,07%, em 30/09/99;
- Operação: GERASUL, através de contrato a ser formalizado.
- Custo estimado: R$ 530 milhões;

15.01 - PROJETOS DE INVESTIMENTO

- Financiamento: 35% BNDES: 35% BID (ainda não contratado) e 30% capital próprio:
  Financiamento do BNDES:
  - Valor: até R$ 180 milhões, referidos a 01/04/98:
  - Modalidade: debêntures não conversíveis:
  - Juros: TJLP mais 4%;
  - Amortização: parcelas semestrais, a partir de 04/2003.
- Investimentos:
  1999 – R$ 120 milhões
  2000 – R$ 142 milhões
  2001/2002 – R$ R$ 268 milhões

A energia produzida em Cana Brava não está vinculada aos Contratos Iniciais e portanto será livremente comercializada.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Capacidade instalada e energia assegurada das Usinas em operação:

Parque Gerador	Capacidade Instalada MW	Energia Assegurada MW médios
Usinas Hidráulicas		
Passo Fundo	226	119
Salto Osório	1.078	522
Salto Santiago	1.420	723
Usinas Termelétricas		
Complexo Jorge Lacerda	857	666
Charqueadas	72	53
Alegrete	66	37
Total	**3.719**	**2.120**

Ampliação da Usina Hidrelétrica Salto Santiago

Através do Despacho nº 389, de 16.09.199, publicado no Diário Oficial da União de 17.09.99, a Agência Nacional de Energia Elétrica – ANEEL, autorizou a Companhia a elaborar o projeto básico de ampliação da Usina Hidrelétrica Salto Santiago com a instalação de 2 unidades de 355 MW cada, totalizando mais 710 MW de potência instalada.

Estratégia de Seguros

A Companhia possuí seguros estratégicos, do tipo "all risks", para cobertura de danos à propriedade e de perdas por interrupção de negócio, como também seguro para cobertura de perdas por responsabilidade civil.
Além destes seguros estratégicos, a Companhia possuí seguros operacionais para cobertura de riscos em transportes nacionais e internacionais, bem como seguro de vida em grupo para os seus diretores e empregados.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Compromissos de Longo Prazo

A Companhia possui compromissos de longo prazo, dentre os quais se destacam:

a) Contrato de Conexão

Em conformidade com a Lei nº 9.648/98 e Decreto nº 2.655/98, estabelecendo que o acesso e uso dos sistemas de transmissão de energia elétrica sejam contratados separadamente da compra e venda de energia propriamente dita, a Companhia, em 20 de agosto de 1998, assinou o Contrato de Conexão com as Centrais Elétricas do Sul do Brasil S.A. - ELETROSUL, com vigência a partir de 1º de setembro de 1998.
A Companhia pagará, a título de encargo de conexão, o valor anual de R$ 3.334 mil estabelecido pela Resolução ANEEL nº 262/98, de 13.08.98. Este valor será reajustado e revisado periodicamente pela ANEEL e/ou por acordo entre as partes.

b) Contrato de Uso do Sistema de Transmissão

A Companhia firmou contrato de uso do sistema de transmissão, de acordo com a Lei nº 9.648/98 e Decreto nº 2.655/98, com as Centrais Elétricas do Sul do Brasil S.A. - ELETROSUL, garantindo o uso da Rede Básica para entrega da energia contratada.
O contrato têm vigência a partir de 1º de setembro de 1998 e os encargos decorrentes serão integralmente atribuídos às concessionárias de distribuição, conforme Resolução ANEEL nº 248, de 07 de agosto de 1998, não representando, portanto, ônus para a Companhia.

c) Contratos Iniciais de Compra e Venda de Energia

A Companhia celebrou, com base na Lei 9.648/98, artigo 10 e nas normas do GCOI, os Contratos Iniciais de Compra e Venda de Energia, os quais terão vigência até 31 de dezembro de 2005, com reajustes pela variação do IGP-M em 1º de setembro de cada ano. Através da Resolução nº 264 de 03.09.99 da ANEEL, foi homologado reajuste de 12,78% às tarifas, com vigência a partir de 06.09.99. Os clientes, montantes de energia e demanda, tarifas e totais a faturar, por exercício, incorporando o reajuste concedido estão demonstrados a seguir:

Ano - 1999 (Outubro a Dezembro)

Cliente	Energia Contratada MWh	Demanda Contratada MW	Faturamento em R$ Mil	Tarifa Média R$/MWh
Centrais Elétricas de Santa Catarina S.A. - CELESC	1.792.663	4.235	52.252	29.15
Empresa Energética do Mato Grosso do Sul S.A. - ENERSUL	465.932	986	12.952	27,80
Companhia Estadual de Energia Elétrica - CEEE	426.073	819	16.181	37,98
AES Sul - Distribuidora Gaúcha de Energia S.A.	826.636	1.325	29.859	36,12
Rio Grande Energia S.A. - RGE	728.797	1.587	25.147	34,50
Furnas Centrais Elétricas S.A.	165.140	-	5.200	31,49
	4.405.241	**8.952**	**141.590**	**32,14**

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16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Ano - 2000

Cliente	Energia Contratada MWh	Demanda Contratada MW	Faturamento em R$ Mil	Tarifa Média R$/MWh
Centrais Elétricas de Santa Catarina S.A. - CELESC	9.135.360	19.550	262.701	28,76
Empresa Energética do Mato Grosso do Sul S.A. - ENERSUL	2.160.864	4.651	60.200	27,86
Companhia Estadual de Energia Elétrica - CEEE	1.018.944	2.937	41.005	40,24
AES Sul - Distribuidora Gaúcha de Energia S.A.	3.276.432	5.527	118.977	36,31
Rio Grande Energia S.A. - RGE	2.679.120	6.490	93.826	35,02
Furnas Centrais Elétricas S.A.	3.276.432	-	103.175	31,49
	21.547.152	**39.155**	**679.883**	**31,55**

Ano - 2001

Cliente	Energia Contratada MWh	Demanda Contratada MW	Faturamento em R$ Mil	Tarifa Média R$/MWh
Centrais Elétricas de Santa Catarina S.A. - CELESC	10.222.920	21.632	293.543	28,71
Empresa Energética do Mato Grosso do Sul S.A. - ENERSUL	2.470.320	5.272	68.744	27,83
Companhia Estadual de Energia Elétrica - CEEE	1.077.480	3.338	43.909	40,75
AES Sul - Distribuidora Gaúcha de Energia S.A.	3.442.680	5.739	124.857	36,27
Rio Grande Energia S.A. - RGE	2.960.880	7.291	103.944	35,11
Furnas Centrais Elétricas S.A.	4.581.480	-	144.271	31,49
	24.755.760	**43.272**	**779.268**	**31,48**

Ano - 2002

Cliente	Energia Contratada MWh	Demanda Contratada MW	Faturamento em R$ Mil	Tarifa Média R$/MWh
Centrais Elétricas de Santa Catarina S.A. - CELESC	10.222.920	21.632	293.543	28,71
Empresa Energética do Mato Grosso do Sul S.A. - ENERSUL	2.470.320	5.272	68.744	27,83
Companhia Estadual de Energia Elétrica - CEEE	1.077.480	3.338	43.909	40,75
AES Sul - Distribuidora Gaúcha de Energia S.A.	3.442.680	5.739	124.857	36,27
Rio Grande Energia S.A. - RGE	2.960.880	7.291	103.944	35,11
Furnas Centrais Elétricas S.A.	4.581.480	-	144.271	31,49
	24.755.760	**43.272**	**779.268**	**31,48**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Ano - 2003

Cliente	Energia Contratada MWh	Demanda Contratada MW	Faturamento em R$ Mil	Tarifa Média R$/MWh
Centrais Elétricas de Santa Catarina S.A. - CELESC	7.667.190	16.224	220.157	28.71
Empresa Energética do Mato Grosso do Sul S.A. - ENERSUL	1.852.740	3.954	51.558	27.83
Companhia Estadual de Energia Elétrica - CEEE	808.110	2.504	32.931	40.75
AES Sul - Distribuidora Gaúcha de Energia S.A.	2.582.010	4.304	93.643	36.27
Rio Grande Energia S.A. - RGE	2.220.660	5.468	77.958	35,11
Furnas Centrais Elétricas S.A.	3.436.110	-	108.203	31,49
	18.566.820	**32.454**	**584.451**	**31,48**

Ano - 2004

Cliente	Energia Contratada MWh	Demanda Contratada MW	Faturamento em R$ Mil	Tarifa Média R$/MWh
Centrais Elétricas de Santa Catarina S.A. - CELESC	5.125.464	10.816	147.122	28,70
Empresa Energética do Mato Grosso do Sul S.A. - ENERSUL	1.238.544	2.636	34.454	27,82
Companhia Estadual de Energia Elétrica - CEEE	540.216	1.669	22.004	40,73
AES Sul - Distribuidora Gaúcha de Energia S.A.	1.726.056	2.870	62.582	36.26
Rio Grande Energia S.A. - RGE	1.484.496	3.646	52.093	35.09
Furnas Centrais Elétricas S.A.	2.297.016	-	72.333	31,49
	12.411.792	**21.636**	**390.587**	**31,47**

Ano - 2005

Cliente	Energia Contratada MWh	Demanda Contratada MW	Faturamento em R$ Mil	Tarifa Média R$/MWh
Centrais Elétricas de Santa Catarina S.A. - CELESC	2.555.730	5.408	73.386	28,71
Empresa Energética do Mato Grosso do Sul S.A. - ENERSUL	617.580	1.318	17.186	27,83
Companhia Estadual de Energia Elétrica - CEEE	269.370	835	10.977	40,75
AES Sul - Distribuidora Gaúcha de Energia S.A.	860.670	1.435	31.214	36,27
Rio Grande Energia S.A. - RGE	740.220	1.823	25.986	35,11
Furnas Centrais Elétricas S.A.	1.145.370	-	36.068	31,49
	6.188.940	**10.818**	**194.817**	**31,48**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

d) Autorização para Geração de Energia Elétrica nas Usinas Termelétricas

Em 25 de setembro de 1998, a ANEEL emitiu a Resolução nº 304/98, autorizando a GERASUL a explorar a geração de energia elétrica nas usinas termelétricas de Charqueadas, Alegrete e Jorge Lacerda I, II, III e IV, bem como, as instalações de interesse restritos das usinas (subestações e elevatórias), sob o regime de produção independente de energia.

A autorização vigorará pelo prazo de 30 (trinta) anos, contados a partir da publicação desta Resolução, podendo ser prorrogado a critério da ANEEL.

e) Concessão do Uso do Bem Público

A Companhia celebrou em 28 de setembro de 1998, o contrato de Concessão ANEEL nº 192/98 com a UNIÃO, por intermédio da Agência Nacional de Energia Elétrica - ANEEL. Este contrato tem por objeto regular as concessões de uso do bem público para produção e comercialização de energia elétrica, na condição de produtor independente, por meio das centrais geradoras em operação. O contrato prevê a concessão pelo prazo de 30 (trinta) anos, contados a partir da data de sua assinatura, prorrogável nas condições que forem estabelecidas a critério da ANEEL, mediante requerimento da Companhia.

A Companhia pagará pelo uso do bem público, ao longo do prazo de 5 (cinco) anos, contados a partir da assinatura do Contrato de Concessão, valores anuais, em parcelas mensais, conforme disposto na Lei nº 9.648/98 e Decreto nº 2.655/98, abaixo discriminados:

. Usina Hidrelétrica Passo Fundo	R$	748 mil
. Usina Hidrelétrica Salto Osório	R$	3.373 mil
. Usina Hidrelétrica Salto Santiago	R$	4.384 mil

Os valores estabelecidos serão reajustados anualmente pela variação do Índice Geral de Preços do Mercado - IGP-M.

f) Compra de Energia da Argentina

A Companhia firmou contrato com a CIEN – Companhia de Interconexão Energética, por um prazo de 20 anos, para a compra de 300 MW de potência firme com energia associada, para ser disponibilizada na subestação de Itá, da ELETROSUL. Os preços da potência firme e da energia associada serão reajustados a cada 12 meses, com base na variação do IGP-M verificada no período. O contrato poderá sofrer revisão na hipótese da ocorrência de variações imprevisíveis na cotação do dólar norte-americano (cotação Ptax800, opção 5, apurada pelo Banco Central). Neste caso, a revisão contratual terá que ser solicitada pelas partes ao poder concedente (ANEEL). Os preços de referência do contrato (base setembro/99) são: potência – R$ 11,12/kW/mês; energia – R$ 19,67/MWh. A comercialização ocorrerá inicialmente no âmbito dos Contratos Iniciais.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Diretoria Executiva

Manoel Arlindo Zaroni Torres
Diretor Presidente

Laércio Dias
Diretor Administrativo e Financeiro e de Relações com Investidores

Gil de Methódio Maranhão Neto
Diretor de Desenvolvimento de Negócios

José Carlos Cauduro Minuzzo
Diretor de Produção de Energia

Roberto Dorval Quadros
Diretor de Implantação de Projetos

Departamento de Contabilidade

Waltamir Barreiros
Contador CRC-SC 008283/O-8

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

RELATÓRIO DOS AUDITORES INDEPENDENTES SOBRE REVISÃO ESPECIAL

Aos Acionistas e à Administração da
Centrais Geradoras do Sul do Brasil S.A. – GERASUL
Florianópolis – SC

1. Efetuamos uma revisão especial das informações trimestrais – ITR da Centrais Geradoras do Sul do Brasil S.A. – GERASUL, compreendendo o balanço patrimonial de 30 de setembro de 1999 e as demonstrações do resultado correspondentes aos períodos de três e nove meses findos naquela data, bem como as respectivas notas explicativas, o relatório de desempenho e as informações relevantes, elaborados sob a responsabilidade de sua administração.

2. Nossa revisão foi efetuada de acordo com as normas estabelecidas pelo Instituto Brasileiro de Contadores – IBRACON em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, de: (a) indagação aos e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da Companhia quanto aos critérios adotados na elaboração das informações trimestrais; e (b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e as operações da Companhia. Considerando que esta revisão não representou um exame de acordo com as normas de auditoria, não estamos emitindo parecer sobre as referidas informações trimestrais.

3. Baseados em nossa revisão especial, não temos conhecimento de qualquer modificação relevante que deva ser feita nas informações trimestrais referidas no parágrafo 1 para que estejam de acordo com as práticas contábeis emanadas da legislação societária, aplicadas de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários especificamente aplicáveis à elaboração das informações trimestrais.

4. Conforme descrito na nota explicativa nº 7c, a Companhia possui construções em andamento referentes ao projeto Jacuí. A Companhia, cumprindo exigências do Edital de privatização da GERASUL, oficializou junto à Agência Nacional de Energia Elétrica – ANEEL a sua decisão de permanência no empreendimento. Entretanto, a Administração da Companhia ainda está em processo de renegociação dos contratos originais com os antigos fornecedores do projeto, portanto não há como garantir que os valores provisionados sejam suficientes para cobrir eventuais perdas quanto aos passivos contingentes com fornecedores e outros envolvidos no projeto.

RUBRICADO P... IDENTIFICAÇÃO
POR UM ... ANTE DA
DELOITTE T... TOHMATSU
AUDITORES INDEPENDENTES
RIO DE JANEIRO

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

5. Conforme descrito na nota explicativa nº 7d, a Companhia, baseada em projeções preliminares de fluxo de caixa futuro descontado a valor presente, elaboradas internamente, avaliou que alguns ativos não serão recuperados pelas suas operações futuras. A Administração da Companhia entende que esses ativos, no conjunto, produzirão fluxo de caixa futuro positivo.

6. Anteriormente revisamos o balanço patrimonial levantado em 30 de junho de 1999 e a demonstração do resultado referente ao período de três meses findo em 30 de setembro de 1998, e emitimos relatórios de revisão especial, sem ressalva, datado de 6 de agosto de 1999 e 20 de novembro de 1998, respectivamente, contendo ênfase quanto aos assuntos mencionados nos parágrafos 4 e 5 acima.

7. A demonstração do resultado referente ao período de seis meses findo em 30 de junho de 1998, foi revisada por outros auditores independentes, os quais emitiram relatório de revisão especial, sem ressalva, datado de 6 de agosto de 1998.

Rio de Janeiro, 5 de novembro de 1999

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC-SP 11.609 S/RJ

CELSO DE ALMEIDA MORAES
Contador
CRC-SP 124.669/S-RJ

As folhas das ITR revisadas por nós estão rubricadas tão somente para fins de identificação.

18.02 - COMENTÁRIO DO DESEMPENHO DA CONTROLADA/COLIGADA

Controlada/Coligada : COMPANHIA ENERGÉTICA MERCOSUL

Considerando que a Companhia Energética Mercosul - CEM encontra-se em fase pré-operacional, e tendo iniciado recentemente a construção da Usina Hidrelétrica Cana Brava, não há comentários importantes sobre o seu desempenho.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

ÍNDICE

SECOND QUARTER RESULTS 1999 (ITR)

June 30, 1999

Contains:

- Balance sheet
- Share breakdown
- Dividend distribution
- Company structure (share capital)
- Income Statement
- Subsidiary breakdown
- Notes (eg. Consumers, financing, criteria for assessing assets, investments)

ITR - Quarterly Results

Period ended: 6/30/1999

BALANCE SHEET (R$ thousands)

ASSETS

Code	Description	6/30/1999	3/31/1999
1	Total Assets	4,040,003	4,059,598
1.01	*Current Assets*	117,722	149,045
1.01.01	Availabilities	819	3,984
1.01.02	Credits	88,575	120,815
1.01.02.01	Consumers and concessionaires	58,338	66,907
1.01.02.02	Titles and Securities	30,237	53,908
1.01.03	Inventories	5,155	5,212
1.01.04	Other	23,176	19,034
1.01.04.01	Credits from Fuel Consumption Bill (CCC)	10,761	11,022
1.01.04.02	Taxes and Social Contributions receivable	4,077	2,812
1.01.04.03	Property transfer, shutdowns, services and availabilites	4,644	2,071
1.01.04.04	Anticipated expenses	343	1,417
1.01.04.05	Other	3,348	1,712
1.02	*Long-term Assets*	300,076	319,492
1.02.01	Credits (several)	0	0
1.02.02	Credits with Related Parties	0	0
1.02.02.01	With Joint Parties	0	0
1.02.02.02	With Controlled Parties	0	0
1.02.02.03	With Other Related Parties	0	0
1.02.03	Other	300,076	319,492
1.02.03.01	Concessions Bidable	17,244	16,838
1.02.03.02	Deposits Related to Litigation	9,617	7,788
1.02.03.03	Deferred Fiscal Credits	260,891	268,449
1.02.03.04	Taxes and Social Contributions receivable	7,380	7,380
1.02.03.05	Advance Payment for Future Share Capital Increase	0	14,269
1.02.03.06	Titles and Securities	2,156	1,980
1.02.03.07	Other	2,788	2,788
1.03	*Fixed Assets*	3,622,205	3,591,061
1.03.01	Investments	40,959	2,678
1.03.01.01	Share in Joint Parties	0	0
1.03.01.02	Share in Controlled Parties	24,598	0
1.03.01.03	Other Investments	16,361	2,678
1.03.01.03.01	Assets and Rights for Future Use - Land	1,618	1,579
1.03.01.03.02	Permanent Shareholder Shares	0	1,019
1.03.01.03.03	Other	14,743	80
1.03.02	Fixed	3,580,405	3,588,268
1.03.03	Deferred	841	115

LIABILITIES

Code	Description	6/30/1999	3/31/1999
2	Total Liabilities	4,040,003	4,059,598
2.01	*Current Liabilites*	295,293	313,598
2.01.01	Loans and Financing	160,013	174,439
2.01.02	Debentures	0	0
2.01.03	Suppliers	17,455	19,822
2.01.04	Taxes, Fees, and Contributions	30,578	31,390
2.01.05	Dividends Payable	89	1,812
2.01.06	Provisions	64,154	66,567
2.01.06.01	ELOS Foundation Provision	33,767	32,541
2.01.06.02	Work-related Provisions	4,742	4,442
2.01.06.03	Other	25,645	29,584
2.01.07	Related Party Debt	6,255	0
2.01.08	Other	16,719	19,350
2.01.08.01	Global Reversal Reserve	7,223	7,223
2.01.08.02	Payroll	1,162	1,193
2.01.08.03	Employee Profit-sharing	234	2,543
2.01.08.04	Other	8,100	8,391
2.02	*Long-term Liabilities*	1,550,093	1,561,729
2.02.01	Loans and Financing	1,121,045	1,133,275
2.02.02	Debentures	0	0
2.02.03	Provisions	258,733	260,385
2.02.03.01	ELOS Foundation Provision	79,653	84,766
2.02.03.02	Contingency Provisions	168,028	162,962
2.02.03.03	Other	11,052	12,657
2.02.04	Related Party Debt	7,500	0
2.02.05	Other	162,815	168,069
2.02.05.01	Taxes and Social Contributions	90,948	95,583
2.02.05.02	Deferred Income Tax	16,091	16,710
2.02.05.04	Special Obligations	55,776	55,776

2.03	*Future Period Results*	0	0
2.05	*Shareholders' Equity*	2,194,647	2,184,489
2.05.01	Paid-in Capital	2,085,977	2,085,977
2.05.02	Capital Reserves	91,695	91,695
2.05.03	Reappraisal Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Controlled/Joint	0	0
2.05.04	Profits Reserve	5,818	5,818
2.05.04.01	Legal	381	381
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	From Profits Realizable	0	0
2.05.04.05	Retained Earnings	5,437	5,437
2.05.04.06	For Retained Dividends	0	0
2.05.04.07	Other Profits Reserve	0	0
2.05.05	Accumulated Income/Loss	11,157	999

INCOME STATEMENT (in R$ thousands)

Code	Description	4/01/1999 to 6/30/1999	1/01/1999 to 6/30/1999	4/01/1998 to 6/30/1998	1/01/1998 to 6/30/1998
3.01	*Gross Revenue from Sales and/or Services Rendered*	189,484	374,743	150,121	298,755
3.01.01	Electrical Energy Supply	131,064	266,921	115,590	229,393
3.01.02	Fuel Subsidy (CCC)	57,198	106,532	34,764	69,210
3.01.03	Other	1,222	1,290	67	152
3.02	*Gross Revenue Deductions*	(4,792)	(12,641)	(6,052)	(11,641)
3.02.01	Taxes and Social Contributions	(6,918)	(12,641)	(2,987)	5,934
3.02.02	Global Reserve Reversal (RGR)	0	0	(3,065)	5,707
3.02.03	Use of Public Property/Goods (UBP)	2,126	0	0	0
3.03	*Net Income from Sales and/or Services Rendered*	184,692	362,102	144,369	287,114
3.04	*Cost of Goods and/or Services Rendered*	(112,082)	(211,358)	(92,593)	(184,030)
3.04.01	Personnel	(9,262)	(17,991)	(10,466)	(21,065)
3.04.02	Material	(1,314)	(2,844)	(1,479)	(2,569)
3.04.03	Third-party Services	(1,998)	(4,521)	(2,499)	(4,719)
3.04.04	Fuel for Electrical Energy Production (CCC)	(57,198)	(106,532)	(34,764)	(69,210)
3.04.05	Financial Compensation for Use of Water Resources	(4,619)	(8,334)	(5,073)	(9,822)
3.04.06	Depreciation	(32,840)	(65,918)	(37,937)	(75,957)
3.04.07	Use of Public Property/Goods (UBP)	(4,253)	(4,253)	0	0
3.04.08	Other	(598)	(965)	(375)	(688)
3.05	*Gross Result*	72,610	150,744	51,776	103,084
3.06	*Operating Expenses/Income*	(54,781)	(281,819)	9,291	(61,127)
3.06.01	With Sales	(834)	(1,667)	0	0
3.06.02	General and Administrative	(10,298)	(19,718)	60,394	32,147
3.06.02.01	Personnel	(14,649)	(20,006)	(7,665)	(11,856)
3.06.02.02	Third-party Services	(1,481)	(2,585)	(75)	(723)
3.06.02.03	Rent	(336)	(680)	(262)	(621)
3.06.02.04	Operational Provision Constitution	(2,219)	(19,099)	(5,985)	(25,879)
3.06.02.05	Operational Provision Reversal	14,328	33,896	72,993	74,609
3.06.02.06	General Expenses	(5,930)	(11,290)	1,388	(7,169)
3.06.02.07	Expense Retrieval	(11)	46	0	3,786
3.06.03	Financial	(43,649)	(260,434)	(51,103)	(93,274)
3.06.03.01	Financial Income	4,058	10,113	1,385	1,834
3.06.03.02	Financial Expenses	(47,707)	(270,547)	(52,489)	(95,108)
3.06.03.02.01	Debt Duty	(24,651)	(49,981)	(24,282)	(48,241)
3.06.03.02.02	Duty on Taxes and Social Contributions	(4,331)	(8,144)	(11,434)	(15,746)
3.06.03.02.03	Other	(6,819)	(11,083)	(1,655)	(4,666)
3.06.03.02.04	Monetary Variation without Financing	(10,927)	(198,298)	(13,481)	(22,582)
3.06.03.02.05	Monetary Variation - Other	(979)	(3,041)	(1,636)	(3,873)
3.06.04	*Other Operating Income*	0	0	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity Equivalence Result	0	0	0	0
3.07	*Operating Profit (Loss)*	17,829	(131,075)	61,067	41,957
3.08	*Non-Operating Profit (Loss)*	(732)	(1,934)	(585)	(566)
3.08.01	Revenue	113	223	59	80
3.08.02	Expenses	(845)	(2,157)	(644)	(646)
3.09	*EBIT*	17,097	(133,009)	60,482	41,391
3.10	*Income Tax and Social Contributions Provision*	0	0	0	0
3.11	*Deferred Income Tax*	(6,939)	41,421	1,821	7,330
3.12	*Statutory Equity/Contributions*	0	0	0	0
3.12.01	Equity	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	*Reversal of Interest on Own Capital*	0	0	0	0
3.15	*Profit (loss) in Period*	10,158	(91,588)	62,303	48,721
	NUMBER OF SHARES, EX-TREASURY (thousands)	539,091,216	539,091,216	539,091,216	539,091,216
	PROFIT PER SHARE	0.00002		0.00012	0.00009
	LOSS PER SHARE		(0.00017)		

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19
4 - NIRE		
42300024384		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
RUA: DEPUTADO ANTÔNIO EDU VIEIRA, 999				PANTANAL
3 - CEP	4 - MUNICÍPIO			5 - UF
88040-901	FLORIANÓPOLIS			SC
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
048	231-7052	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
048	234-4307	-	-	
15 - E-MAIL				
moser@gerasul.com.br				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
LAÉRCIO DIAIS				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
RUA: DEPUTADO ANTÔNIO EDU VIEIRA, 999				PANTANAL
4 - CEP	5 - MUNICÍPIO			6 - UF
88040-901	FLORIANÓPOLIS			SC
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
048	231-7720	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
048	234-1114	-	-	
16 - E-MAIL				
laerciod@gerasul.com.br				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/1999	31/12/1999	2	01/04/1999	30/06/1999	1	01/01/1999	31/03/1999

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
DELOITTE TOUCHE TOHMATSU	00385-9
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
CELSO DE ALMEIDA MORAES	680.686.898-34

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 30/06/1999	2 - TRIMESTRE ANTERIOR 31/03/1999	3 - IGUAL TRIMESTRE EX. ANTERIOR 30/06/1998
Do Capital Integralizado			
1 - Ordinárias	454.100.459	454.100.459	454.100.459
2 - Preferenciais	84.990.757	84.990.757	84.990.757
3 - Total	539.091.216	539.091.216	539.091.216
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA
Empresa Comercial, Industrial e Outras

2 - TIPO DE SITUAÇÃO
Operacional

3 - NATUREZA DO CONTROLE ACIONÁRIO
Privada Nacional

4 - CÓDIGO ATIVIDADE
1990200 - Serviços de Eletricidade

5 - ATIVIDADE PRINCIPAL
GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA

6 - TIPO DE CONSOLIDADO
Não Apresentado

7 - TIPO DO RELATÓRIO DOS AUDITORES
Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO

RUBRICADO PARA IDENTIFICAÇÃO POR UM REPRESENTANTE DA ... KPMG PEAT MARWICK ... AUDITORES INDEPENDENTES

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
06/08/1999	

RUBRICADO PARA IDENTIFICAÇÃO
POR UM REPRESENTANTE DA
DELOITTE TOUCHE TOHMATSU
AUDITORES INDEPENDENTES
RIO DE JANEIRO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/1999	4 - 31/03/1999
1	Ativo Total	4.040.003	4.059.598
1.01	Ativo Circulante	117.722	149.045
1.01.01	Disponibilidades	819	3.984
1.01.02	Créditos	88.575	120.815
1.01.02.01	Revendedores	58.338	66.907
1.01.02.02	Titulos e Valores Mobiliários e Rendas	30.237	53.908
1.01.03	Estoques	5.155	5.212
1.01.04	Outros	23.173	19.034
1.01.04.01	Créditos da Conta Consumo de Combustível	10.761	11.022
1.01.04.02	Tributos e Contrib. Sociais a Recuperar	4.077	2.812
1.01.04.03	Alienações e Serviços em Curso	4.644	2.071
1.01.04.04	Despesas Pagas Antecipadamente	343	1.417
1.01.04.05	Outros	3.348	1.712
1.02	Ativo Realizável a Longo Prazo	300.076	319.492
1.02.01	Créditos Diversos	0	0
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	300.076	319.492
1.02.03.01	Concessões a Licitar	17.244	16.838
1.02.03.02	Depósitos vinculados a Litigios	9.617	7.788
1.02.03.03	Créditos Fiscais Diferidos	260.891	268.449
1.02.03.04	Tributos e Contrib. Sociais a Recuperar	7.380	7.380
1.02.03.05	Adiantamento p/Futuro Aumento de Capital	0	14.269
1.02.03.06	Títulos e Valores Mobiliários	2.156	1.980
1.02.03.07	Outros	2.788	2.788
1.03	Ativo Permanente	3.622.205	3.591.061
1.03.01	Investimentos	40.959	2.678
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	24.598	0
1.03.01.03	Outros Investimentos	16.361	2.678
1.03.01.03.01	Bens e Direitos p/Uso Futuro - Terrenos	1.618	1.579
1.03.01.03.02	Participações Societárias Permanentes	0	1.019
1.03.01.03.03	Outros	14.743	80
1.03.02	Imobilizado	3.580.405	3.588.268
1.03.03	Diferido	841	115

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/1999	4 - 31/03/1999
2	Passivo Total	4.040.003	4.059.598
2.01	Passivo Circulante	295.263	313.380
2.01.01	Empréstimos e Financiamentos	160.013	174.439
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	17.455	19.822
2.01.04	Impostos, Taxas e Contribuições	30.578	31.390
2.01.05	Dividendos a Pagar	89	1.812
2.01.06	Provisões	64.154	66.567
2.01.06.01	Provisão Fundação ELOS	33.767	32.541
2.01.06.02	Provisões Trabalhistas	4.742	4.442
2.01.06.03	Outras	25.645	29.584
2.01.07	Dívidas com Pessoas Ligadas	6.255	0
2.01.08	Outros	16.719	19.350
2.01.08.01	Reserva Global de Reversão	7.223	7.223
2.01.08.02	Folha de Pagamento	1.162	1.193
2.01.08.03	Participações de Empregados	234	2.543
2.01.08.04	Outros	8.100	8.391
2.02	Passivo Exigível a Longo Prazo	1.550.093	1.561.729
2.02.01	Empréstimos e Financiamentos	1.121.045	1.133.275
2.02.02	Debêntures	0	0
2.02.03	Provisões	258.733	260.385
2.02.03.01	Provisão Fundação ELOS	79.653	84.766
2.02.03.02	Provisões para Contingências	168.028	162.962
2.02.03.03	Outras	11.052	12.657
2.02.04	Dívidas com Pessoas Ligadas	7.500	0
2.02.05	Outros	162.815	168.069
2.02.05.01	Tributos e Contribuições Sociais	90.948	95.583
2.02.05.02	Imposto de Renda Diferido	16.091	16.710
2.02.05.04	Obrigações Especiais	55.776	55.776
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	2.194.647	2.184.489
2.05.01	Capital Social Realizado	2.085.977	2.085.977
2.05.02	Reservas de Capital	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	5.818	5.818
2.05.04.01	Legal	381	381
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/06/1999	4 -31/03/1999
2.05.04.05	Retenção de Lucros	5.437	5.437
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	11.157	999

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/1999 a 30/06/1999	4 - 01/01/1999 a 30/06/1999	5 - 01/04/1998 a 30/06/1998	6 - 01/01/1998 a 30/06/1998
3.01	Receita Bruta de Vendas e/ou Serviços	189.484	374.743	150.421	298.755
3.01.01	Suprimento de Energia Elétrica	131.064	266.921	115.590	229.393
3.01.02	Subvenção Combustível - CCC	57.198	106.532	34.764	69.210
3.01.03	Outras	1.222	1.290	67	152
3.02	Deduções da Receita Bruta	(4.792)	(12.641)	(6.052)	(11.641)
3.02.01	Impostos e Contribuições	(6.918)	(12.641)	(2.987)	(5.934)
3.02.02	Reserva Global de Reversão - RGR	0	0	(3.065)	(5.707)
3.02.03	Uso do Bem Público - UBP	2.126	0	0	0
3.03	Receita Líquida de Vendas e/ou Serviços	184.692	362.102	144.369	287.114
3.04	Custo de Bens e/ou Serviços Vendidos	(112.082)	(211.358)	(92.593)	(184.030)
3.04.01	Pessoal	(9.262)	(17.991)	(10.466)	(21.065)
3.04.02	Material	(1.314)	(2.844)	(1.479)	(2.569)
3.04.03	Serviço de Terceiro	(1.998)	(4.521)	(2.499)	(4.719)
3.04.04	Combustível p/Prod.Ener.Elétrica - CCC	(57.198)	(106.532)	(34.764)	(69.210)
3.04.05	Compens.Financ. p/Utiliz.Rec. Hídricos	(4.619)	(8.334)	(5.073)	(9.822)
3.04.06	Depreciação	(32.840)	(65.918)	(37.937)	(75.957)
3.04.07	Uso do Bem Público - UBP	(4.253)	(4.253)	0	0
3.04.08	Outras	(598)	(965)	(375)	(688)
3.05	Resultado Bruto	72.610	150.744	51.776	103.084
3.06	Despesas/Receitas Operacionais	(54.781)	(281.819)	9.291	(61.127)
3.06.01	Com Vendas	(834)	(1.667)	0	0
3.06.02	Gerais e Administrativas	(10.298)	(19.718)	60.394	32.147
3.06.02.01	Pessoal	(14.649)	(20.006)	(7.665)	(11.856)
3.06.02.02	Serviço de Terceiro	(1.481)	(2.585)	(75)	(723)
3.06.02.03	Aluguel	(336)	(680)	(262)	(621)
3.06.02.04	Constituição de Provisões Operacionais	(2.219)	(19.099)	(5.985)	(25.879)
3.06.02.05	Reversão de Provisões Operacionais	14.328	33.896	72.993	74.609

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/1999 a 30/06/1999	4 - 01/01/1999 a 30/06/1999	5 - 01/04/1998 a 30/06/1998	6 - 01/01/1998 a 30/06/1998
3.06.02.06	Despesas Gerais	(5.930)	(11.290)	1.388	(7.169)
3.06.02.07	Recuperação de Despesas	(11)	46	0	3.786
3.06.03	Financeiras	(43.649)	(260.434)	(51.103)	(93.274)
3.06.03.01	Receitas Financeiras	4.058	10.113	1.385	1.834
3.06.03.02	Despesas Financeiras	(47.707)	(270.547)	(52.488)	(95.108)
3.06.03.02.01	Encargos de Dívidas	(24.651)	(49.981)	(24.282)	(48.241)
3.06.03.02.02	Encargos s/Tributos e Contrib.Sociais	(4.331)	(8.144)	(11.434)	(15.746)
3.06.03.02.03	Outras	(6.819)	(11.083)	(1.655)	(4.666)
3.06.03.02.04	Variação Monetária s/Empr.Financiamento	(10.927)	(198.298)	(13.481)	(22.582)
3.06.03.02.05	Variação Monetária - Outras	(979)	(3.041)	(1.636)	(3.873)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	0	0	0	0
3.07	Resultado Operacional	17.829	(131.075)	61.067	41.957
3.08	Resultado Não Operacional	(732)	(1.934)	(585)	(566)
3.08.01	Receitas	113	223	59	80
3.08.02	Despesas	(845)	(2.157)	(644)	(646)
3.09	Resultado Antes Tributação/Participações	17.097	(133.009)	60.482	41.391
3.10	Provisão para IR e Contribuição Social	0	0	0	0
3.11	IR Diferido	(6.939)	41.421	1.821	7.330
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	10.158	(91.588)	62.303	48.721

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/1999 a 30/06/1999	4 - 01/01/1999 a 30/06/1999	5 - 01/04/1998 a 30/06/1998	6 - 01/01/1998 a 30/06/1998
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	539.091.216	539.091.216	539.091.216	539.091.216
	LUCRO POR AÇÃO	0,00002		0,00012	0,00009
	PREJUÍZO POR AÇÃO		(0,00017)		

NOTA 1 - CONTEXTO OPERACIONAL

A Centrais Geradoras do Sul do Brasil S.A. - GERASUL, concessionária de uso de bem público, na condição de produtor independente, com sede em Florianópolis - SC, tem como atividade a geração e comercialização de energia elétrica.

Sua capacidade instalada é de 3.719 MW, dos quais 73,25% em usinas hidrelétricas e 26,75% em termelétricas, compostos pelo seguinte parque gerador em operação: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UTE Charqueadas (RS), UTE Alegrete (RS) e Complexo Termelétrico Jorge Lacerda (SC).

NOTA 2 – APRESENTAÇÃO DAS DEMONSTRAÇÕES FINANCEIRAS

A partir deste exercício todos os gastos realizados em função dos recursos humanos, tais como atendimento médico-hospitalar, vale alimentação, seguro de vida etc., estão sendo classificados na rubrica "pessoal".
Os valores relativos a tais gastos, registrados no exercício anterior foram reclassificados para fins de comparação.

Em 29 de abril de 1998 a ELETROGER incorporou sua controlada GERASUL, com o patrimônio existente em 31 de janeiro de 1998, alterando sua denominação social para Centrais Geradoras do Sul do Brasil S.A. - GERASUL, utilizada, até então, pela incorporada.
Visando permitir a adequada interpretação acerca dos resultados apresentados, a Companhia está incluindo o resultado do mês de janeiro, cujo prejuízo foi de de R$ 5.916 mil, na demonstração do resultado do 1° semestre de 1998, por tratar-se de operações decorrentes do mesmo patrimônio.

NOTA 3 - SUMÁRIO DAS PRINCIPAIS PRÁTICAS CONTÁBEIS

As demonstrações financeiras da Companhia encontram-se de acordo com a Lei das Sociedades por Ações, com as normas da Agência Nacional de Energia Elétrica - ANEEL e disposições complementares da Comissão de Valores Mobiliários - CVM, consoante as práticas contábeis descritas a seguir:

Reconhecimento dos efeitos inflacionários

Estão refletidos somente os efeitos das variações monetárias sobre ativos e passivos indexados em função de disposições legais e contratuais. Em conformidade com as disposições da Lei n° 9.249, de 26.12.95, a partir de janeiro de 1996 foi extinta a sistemática de correção monetária.
Desta forma, os valores correspondentes ao Ativo Permanente, Patrimônio Líquido e Obrigações Especiais estão corrigidos somente até 31.12.95.

04.01 - NOTAS EXPLICATIVAS

Critérios gerais de avaliação

a) Ativos Circulante e Realizável a Longo Prazo

Os materiais em estoque no almoxarifado estão registrados ao custo médio de aquisição, que não excede o valor de mercado e os ativos indexados estão atualizados até 30.06.99.

b) Permanente

- o imobilizado está registrado ao custo de aquisição ou construção. A depreciação está calculada pelo método linear, com base nas taxas médias anuais mencionadas na Nota 7-a;

- os encargos financeiros e efeitos inflacionários de empréstimos e financiamentos vinculados às obras em andamento estão agregados ao custo dos respectivos empreendimentos;

- os juros sobre o capital próprio aplicado nas obras em andamento, instituídos pelo Decreto-Lei nº 1.506, de 23.12.76, estão calculados com base nas taxas definidas pela ANEEL e compõem o custo dos respectivos empreendimentos até 31.12.98. Tendo em vista que o parágrafo 2º do artigo 4º do Decreto-Lei nº 1.506/76, que tratava da isenção do imposto de renda sobre a contrapartida desses juros, foi revogado pela Lei nº 9.718, de 27.11.98, a Companhia suspendeu o seu cálculo e contabilização a partir de janeiro de 1999.

c) Passivos Circulante e Exigível a Longo Prazo

Os empréstimos, financiamentos e os encargos decorrentes, apropriados até 30.06.99, estão atualizados pelos índices contratuais (Ver Nota 8) e as demais obrigações da Companhia estão registradas pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

d) Resultado do período

As receitas e despesas estão registradas com observância do regime de competência dos exercícios.

NOTA 4 - REVENDEDORES

	R$ mil	
	30.06.99	31.03.99
Centrais Elétricas de Santa Catarina S.A. - CELESC	23.410	29.681
AES SUL - Distribuidora Gaúcha de Energia S.A.	12.017	13.681
Rio Grande Energia S.A.- RGE	10.119	9.317
Furnas Centrais Elétricas S.A.	2.665	4.835
Empresa Energética de Mato Grosso do Sul S.A. - ENERSUL	4.886	5.401
Companhia Estadual de Energia Elétrica - CEEE	5.066	3.940
Faturamento Complementar	175	52
	58.338	**66.907**

As faturas emitidas pela Companhia são desdobradas em três parcelas iguais, com vencimento nos dias 15 e 25, do mês seguinte ao do suprimento e no dia 5 do segundo mês subseqüente.

NOTA 5 - CONCESSOES A LICITAR

De acordo com os artigos 21 e 45 da Lei nº 8.987, de 13.02.95, os custos dos estudos e projetos em função de concessões autorizadas pelo Poder Concedente e de utilidade para a licitação, bem como os custos apropriados em obras para aproveitamento de potenciais hidráulicos, cujas concessões foram extintas, serão ressarcidos com os recursos decorrentes de futuras licitações.

A composição desses ativos está demonstrada a seguir:

	R$ mil	
	30.06.99	31.03.99
Campos Novos	54.805	54.399
Barra Grande	5.356	5.356
	60.161	**59.755**
Provisão para perdas		
Campos Novos	(37.561)	(37.561)
Barra Grande	(5.356)	(5.356)
	(42.917)	**(42.917)**
	17.244	**16.838**

RUBRICADO PARA IDENTIFICAÇÃO POR UM REPRESENTANTE DA DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES RIO DE JANEIRO

NOTA 6 – CRÉDITOS FISCAIS DIFERIDOS

Composição do saldo atual:

R$ mil

natureza dos créditos	30.06.99 base	30.06.99 imposto de renda	30.06.99 contribuição social	31.03.99 base	31.03.99 imposto de renda	31.03.99 contribuição social
Depreciações e baixas - Lei nº 8.200/91	59.882	14.971	-	59.882	14.971	-
Tributos - art. 7º, Lei nº 8.541/92	8.656	2.164	-	9.174	2.293	-
Provisão para fundo de pensão	103.675	25.918	8.294	107.781	26.945	8.623
Provisão para contingências	62.374	15.594	4.990	61.241	15.310	4.899
Provisão p/ perdas em concessões a licitar	42.917	10.729	3.433	42.917	10.729	3.433
Outras provisões	36.570	9.142	2.925	42.004	10.501	3.360
Prejuízo fiscal	190.346	47.587	-	204.931	51.233	-
Base negativa da contrib.social s/lucro	1.439.295	-	115.144	1.451.895	-	116.152
	1.943.715	126.105	134.786	1.979.825	131.982	136.467

Estudos desenvolvidos pelo órgão de planejamento econômico-financeiro da Companhia indicam que os ativos diferidos pertinentes ao imposto de renda deverão ser utilizados até o ano de 2003 e os relativos à contribuição social, até o ano de 2008.

Conciliação da Contribuição Social e Imposto de Renda, no resultado

	R$ mil 1999 2º trimestre	R$ mil 1999 Acumulado
Resultado antes dos tributos	**17.097**	**(133.009)**
Imposto de Renda - 25%	(4.273)	33.252
Contribuição Social - 8%	(1.368)	10.641
	(5.641)	**43.893**
Imposto de renda e contribuição social sobre:		
. 13º salário dos dirigentes	(8)	(9)
. Encargos sobre contingências tributárias indedutíveis	(1.290)	(2.463)
Imposto de renda e contribuição social no resultado	**(6.939)**	**41.421**

A contribuição Social não está calculada com a alíquota de 12%, em virtude da compensação da base de cálculo negativa ocorrer a partir do ano 2000, quando a alíquota voltará a ser de 8%.

NOTA 7 – ATIVO PERMANENTE

1.03.01.02 – Investimentos – Participações em Controladas

Neste trimestre a GERASUL adquiriu o controle acionário da Companhia Energética Mercosul – CEM, correspondente a 99,99% das ações representativas do capital social.

A CEM é detentora de concessão para construir e operar a usina hidrelétrica Cana Brava, localizada no Rio Tocantins, Estado de Goiás, cuja potência mínima instalada será de 450 MW, bem como o respectivo sistema de transmissão associado, composto por dois circuitos de transmissão de 230 kV de aproximadamente 50 km. O início de operação da usina está previsto para o segundo semestre de 2002.

As obras tiveram início neste 2º trimestre e estão sendo executadas em regime "turn-key lump sum" pelo Consórcio Cana Brava, constituído pelas empresas Norberto Odebrecht S.A., Andrade Gutierrez S.A., Voith S.A. Máquinas e Equipamentos e Siemens Ltda.

As operações para a aquisição do controle acionário estão descritas, a seguir:

I. aquisição, de terceiros, de 15 bônus de subscrição em ações, no valor unitário de emissão de R$ 1,00, com ágio de R$ 288 mil. Cada bônus dá direito a subscrição de 1.000.000 de ações.
II. exercício do direito de subscrição com a utilização dos 15 bônus e integralização de R$ 15.000 mil.
III. aquisição, de terceiros, de 200 bônus de subscrição em ações, no valor unitário de R$ 1,00, com ágio de R$ 15.000 mil, com fundamento econômico na expectativa de resultado futuro baseado na avaliação econômico-financeira efetuada por instituição financeira.
IV. exercício do direito de subscrição com utilização de 4 bônus e integralização de R$ 4.000 mil.
V. aquisição de 5.009.996 ações do capital social por 5.010 mil.

Em decorrência das operações retro mencionadas, a Companhia detém 24.009.996 de ações da CEM, sendo 12.009.997 ordinárias (99,99%) e 11.999.999 preferenciais (100%), cujos valores são:

- participação – R$ 24.010 mil;
- ágio – R$ 588 mil.

04.01 - NOTAS EXPLICATIVAS

1.03.01.03 – Investimentos – Outros Investimentos – Outros

A Companhia possui 196 bônus de subscrição em ações da CEM, correspondente ao saldo da operação descrita no item III da rubrica anterior, no valor de R$ 14.700 mil. Este valor, que corresponde a ágio na aquisição destes bônus, será transferido para a rubrica "Participações em Controladas" na proporção das integralizações de capital com a sua utilização.

Conforme os termos do contrato de compra e venda desses bônus, firmado com a Tractebel Sul Ltda., em 18.05.1999, caso a CEM venha a assinar contrato de financiamento com o Banco Interamericano de Desenvolvimento – BID, a GERASUL deverá pagar o complemento de R$ 29.289 *mil*, a *título* de *ágio*, *atingindo* o *montante* de R$ 44.289 *mil* resultante da avaliação econômico-financeira com base em expectativa de resultado futuro, efetuada por instituição financeira contratada para este fim.

1.03.02 - Ativo Imobilizado

As principais informações a respeito do ativo imobilizado, são as seguintes:

a) Composição

		R$ mil			
	Depreciação	30.06.99			31.03.99
	Taxas Médias (%)	Custo Corrigido	Depreciação Acumulada	Imobilizado Líquido	Imobilizado Líquido
Imobilizações em Serviço					
Geração Hidráulica					
UHE Salto Santiago	2,4	640.851	380.283	260.568	264.491
UHE Salto Osório	2,5	287.177	181.147	106.030	107.876
UHE Passo Fundo	2,4	114.679	72.282	42.397	43.324
		1.042.707	**633.712**	**408.995**	**415.691**
Geração Térmica					
Complexo Jorge Lacerda	4,3	2.423.476	584.981	1.838.495	1.864.849
UTE Charqueadas	5,2	51.542	38.580	12.962	13.306
UTE Alegrete	4,4	7.315	6.951	364	373
		2.482.333	**630.512**	**1.851.821**	**1.878.528**
Sistema de Comunicação	**6,2**	**1.624**	**450**	**1.174**	**1.200**
Equipamentos Gerais	**10,0**	**15.416**	**6.299**	**9.117**	**9.521**
		3.542.080	**1.270.973**	**2.271.107**	**2.304.940**
Imobilizações em Curso					
Geração Hidráulica					
UHE ITÁ		1.097.418	-	1.097.418	1.075.708
UHE Machadinho		133.902	-	133.902	131.716
Outros		1.388	-	1.388	1.305
		1.232.708	-	**1.232.708**	**1.208.729**
Geração Térmica					
UTE Jacuí		70.237	-	70.237	69.501
Outros		4.516	-	4.516	3.546
		74.753	-	**74.753**	**73.047**
Outros		**1.837**	**-**	**1.837**	**1.552**
		1.309.298	**-**	**1.309.298**	**1.283.328**
		4.851.378	**1.270.973**	**3.580.405**	**3.588.268**

b) taxas de depreciação

Em cumprimento ao que determinou a Agência Nacional de Energia Elétrica - ANEEL, através de sua Resolução nº 002, de 24.12.97, alterada pela Resolução nº 044, de 17.03.99, a partir de 1º de janeiro de 1999 a Companhia procedeu ao cálculo e à contabilização das quotas de depreciação, tomando por base as taxas definidas e os saldos contábeis registrados nas respectivas Unidades de Cadastro – UC, cuja taxa média de cada usina está informada no item 'a' desta nota.

c) Usina Termelétrica JACUÍ

Em 12.03.1999 a Companhia, cumprindo exigências do Edital de Privatização, comunicou à Agência Nacional de Energia Elétrica – ANEEL a sua intenção de concluir a obra da UTE Jacuí, tendo recebido, em resposta formal, a informação de que aquele órgão julgou adequado o cumprimento pela Companhia das disposições do referido Edital.

d) capacidade de recuperação através de operações futuras

A Companhia, com base em projeções preliminares de fluxo de caixa futuro descontado para valor presente, elaboradas internamente, avaliou que alguns ativos não serão recuperados pelas suas operações futuras. A Administração da Companhia não constituiu provisão para perda sobre estes ativos porque a expectativa é que, no conjunto, produzirão fluxo de caixa positivo.

e) apropriação dos encargos financeiros e efeitos inflacionários

Os encargos financeiros e efeitos inflacionários vinculados a empréstimos e financiamentos foram reconhecidos da seguinte forma:

	R$ mil	
	30.06.99	30.06.98
Encargos financeiros		
Apropriados no Resultado	60.298	55.431
Transferidos para as Imobilizações em Curso	(10.317)	(7.190)
	49.981	**48.241**
Efeitos inflacionários		
Apropriados no Resultado	198.921	22.779
Transferidos para as Imobilizações em Curso	(623)	(197)
	198.298	**22.582**

f) indisponibilidade dos bens

De acordo com os Decretos nº 41.019/57 e 2.003/96, e artigo 6º da Resolução ANEEL nº 318/98, os bens e instalações utilizados na produção, transmissão e distribuição de energia elétrica, são vinculados a esses serviços, não podendo os mesmos ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Poder Concedente.

NOTA 8 – EMPRÉSTIMOS, FINANCIAMENTOS E ENCARGOS

As principais informações a respeito dos empréstimos e financiamentos em moeda estrangeira e nacional, são as seguintes:

a) composição

	R$ mil					
	30.06.99			31.03.99		
	circulante	longo prazo	total	circulante	longo prazo	total
MOEDA NACIONAL						
ELETROBRÁS	59.943	489.346	549.289	81.696	481.583	563.279
Instituições Financeiras	177	41	218	266	42	308
Fornecedores	13.235	20.939	34.174	13.433	24.655	38.088
Fundação ELOS	5.657	66.086	71.743	5.453	65.647	71.100
	79.012	**576.412**	**655.424**	**100.848**	**571.927**	**672.775**
MOEDA ESTRANGEIRA						
Secretaria do Tesouro Nacional	50.861	494.164	545.025	45.059	512.234	557.293
Instituições Financeiras	30.140	50.469	80.609	28.532	49.114	77.646
	81.001	**544.633**	**625.634**	**73.591**	**561.348**	**634.939**
	160.013	**1.121.045**	**1.281.058**	**174.439**	**1.133.275**	**1.307.714**

b) mutação no trimestre

	R$ mil
Circulante	
Saldo em 31.03.99	**174.439**
Pagamentos	(78.477)
Transferências do longo prazo	36.418
Reescalonamento (longo prazo)	(4.363)
Encargos gerados no trimestre	30.738
Variações monetárias geradas no trimestre	1.258
Saldo em 30.06.99	**160.013**

04.01 - NOTAS EXPLICATIVAS

	R$ mil
Exigível a Longo Prazo	
Saldo em 31.03.99	**1.133.275**
Novos Financiamentos	10.663
Transferências para o circulante	(36.418)
Transferências do circulante	4.363
Encargos gerados no trimestre	(427)
Variações monetárias geradas no trimestre	9.589
Saldo em 30.06.99	**1.121.045**

c) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:

	30.06.99			31.03.99		
moeda	**$**	**R$ mil**	**%**	**$**	**R$ mil**	**%**
US$	239.804	424.332	67,82	245.634	422.982	66,62
DM	107.928	101.330	16,20	115.137	109.435	17,23
L	35.762	99.972	15,98	36.899	102.522	16,15
		625.634	**100,00**		**634.939**	**100,00**

d) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:

	R$ mil	
	30.06.99	**31.03.99**
2000	66.097	83.336
2001	116.645	115.158
2002	81.550	80.373
2003	90.810	89.467
2004	113.563	111.701
2005	122.979	121.006
Após 2005 até 2024	529.401	532.234
	1.121.045	**1.133.275**

04.01 - NOTAS EXPLICATIVAS

e) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Mercado Interno
Taxas fixas de 6,00% a 12,00 a.a.
Taxas flutuantes de 9,89% a 13,48% a.a.

Mercado Externo
Taxas fixas de 3,00% a 12,50% a.a.
Taxas flutuantes de 3,99% a 7,75% a.a.

A taxa média ponderada no período foi de:
Mercado Interno – 11,38% a.a.
Mercado Externo – 6,70% a.a.

NOTA 9 – TRIBUTOS E CONTRIBUIÇÕES SOCIAIS

Grande parte dos tributos e contribuições sociais devidos pela Companhia encontra-se parcelada pelos órgãos arrecadadores. A composição dos tributos.e contribuições sociais é a seguinte:

	R$ mil					
	30.06.99				31.03.99	
	parcelas vincendas	circulante	longo prazo	total	parcelas vincendas	total
Contribuição Social						
Parcelamento em 99 meses (*)	38	1.406	3.046	4.452	41	4.722
Parcelamento em 120 meses (*)	59	3.395	13.298	16.693	62	17.219
Parcelamento em 6 meses	1	294	-	294	4	1.077
Em processo de postergação de vencimento (*)	-	3.083	-	3.083	-	4.201
		8.178	**16.344**	**24.522**		**27.219**
Imposto de Renda Pessoa Jurídica						
Parcelamento em 120 meses	59	**857**	**3.356**	**4.213**	62	**4.344**
COFINS						
Parcelamento em 120 meses	59	5.047	19.768	24.815	62	25.590
Parcelamento em 72 meses	61	9.817	40.087	49.904	68	51.743
Corrente	-	1.996	-	1.996	-	2.445
		16.860	**59.855**	**76.715**		**79.778**
PASEP						
Parcelamento em 60 meses	-	-	-	-	2	269
Parcelamento em 72 meses	61	251	1.026	1.277	68	1.325
		251	**1.026**	**1.277**		**1.594**
PIS						
Corrente	-	**433**	-	**433**	-	529
INSS						
Parcelamento em 240 meses	164	729	9.219	9.948	167	10.033
Parcelamento em 96 meses	63	271	1.148	1.419	66	1.480
Corrente	-	1.210	-	1.210	-	782
		2.210	**10.367**	**12.577**		**12.295**
Outros	-	**1.789**	-	**1.789**	-	**1.214**
		30.578	**90.948**	**121.526**		**126.973**

(*) Vide Nota 19

NOTA 10 – PROVISÃO FUNDAÇÃO ELOS

	R$ mil			
	30.06.99		31.03.99	
	circulante	longo prazo	circulante	longo prazo
Despesas administrativas	12.967	-	12.212	-
Complementação aposentadoria - SB 40	19.923	79.653	19.760	84.766
Contribuição suplementar	658	-	569	-
Outras	219	-	-	-
	33.767	79.653	32.541	84.766

A rubrica "Complementação de aposentadoria - SB 40" refere-se a conversão de aposentadorias especiais em aposentadorias por tempo de serviço.

NOTA 11 – PROVISÕES – OUTRAS

	R$ mil			
	30.06.99		31.03.99	
	circulante	longo prazo	circulante	longo prazo
Programa de reestruturação (1)	17.385	-	23.986	-
Provisão para grandes manutenções (2)	8.132	11.052	5.361	12.657
Outras	128	-	237	-
	25.645	11.052	29.584	12.657

1) Os valores provisionados sob o título de "Programa de reestruturação" referem-se, substancialmente, ao Programa de Demissão Incentivada, o qual tem como benefício financeiro 1,2 remuneração por ano de trabalho na Companhia, mais assistência médico-hospitalar durante 12 meses e pagamento do fundo de pensão por 2 anos. Relativamente aos empregados que vierem a adquirir condição de aposentadoria pelo INSS nos próximos 5 anos, a Companhia assume o custo da contribuição ao fundo de pensão até aquela data. O referido programa tem finalidade de adequar a Companhia ao ambiente competitivo do mercado. O prazo para adesão encerrou-se em 30.04.1999, com um prazo de até 6 meses para o desligamento, exceto para o corpo gerencial, cuja data limite de adesão será 30.04.2000.

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2) Os valores provisionados sob o título de "Provisão para Grandes Manutenções" referem-se à estimativa dos gastos necessários à preservação das condições de operação do parque gerador, efetuada com base em plano executivo de manutenções programadas, cujas realizações estão previstas para os seguintes períodos:

	R$ mil	
	Circulante	Longo Prazo
1999	5.540	-
2000	2.592	2.045
2001	-	3.536
2002	-	4.343
Após 2002 até 2007	-	1.128
	8.132	11.052

NOTA 12 – PROVISÕES PARA CONTINGÊNCIAS

As provisões para contingências contemplam os riscos trabalhistas, tributários e cíveis que são de conhecimento da Companhia, cujos valores são estimados pelo órgão jurídico e encontram-se atualizados até 30.06.99 pelos índices utilizados pelo poder judiciário.

NOTA 13 – OBRIGAÇÕES ESPECIAIS

	R$ mil	
	30.06.99	31.03.99
Doações e subvenções destinadas a investimentos	47.149	47.149
Reversão e amortização	2.230	2.230
Participação da União	3.758	3.758
Outras	2.639	2.639
	55.776	55.776

Em virtude de sua natureza, estas contas não representam obrigações financeiras efetivas e, desta forma, não devem ser incluídas como exigibilidades, para fins de determinação de indicadores econômico-financeiros.

NOTA 14 – PATRIMÔNIO LÍQUIDO

O capital social é de R$ 2.085.977 mil, dividido em 454.100.458.846 ações ordinárias nominativas, 73.460.000 ações preferenciais nominativas classe "A" e 84.917.297.330 ações preferenciais nominativas classe "B" , todas sem valor nominal.
As ações preferenciais não garantem direito a voto e não são conversíveis em ações ordinárias, entretanto, gozam de prioridade no reembolso do capital e distribuição de dividendos, às taxas de 8,00%, no caso de ações classe "A" e 6,00%, para as de classe "B", calculadas sobre o capital social das respectivas classes de ações.
O quadro societário da Companhia, em 30.06.99, está assim constituído:

	% do Capital			
Acionistas	**ON**	**PNA**	**PNB**	**Total**
TRACTEBEL	77,27	24,37	32,92	70,27
UNIAO	5,82	-	2,07	5,22
FND	0,54	-	-	0,46
BNDESPAR	0,60	-	10,60	2,18
OUTROS	15,77	75,63	54,41	21,87
	100,00	**100,00**	**100,00**	**100,00**

NOTA 15 - VARIAÇÕES CAMBIAIS DE DÍVIDAS EM MOEDA ESTRANGEIRA

Em 15.01.99 o Banco Central do Brasil alterou a política cambial, extinguindo a banda cambial pela qual administrava a margem de flutuação do Real em relação ao Dólar norte-americano, deixando ao mercado a livre negociação da taxa de câmbio. Em conseqüência destas mudanças, as taxas de câmbio incorreram em flutuações muito acentuadas no 1° trimestre de 1999, gerando perda cambial no valor de R$ 182.474 mil, decorrentes de dívidas em moedas externas.

A Companhia manteve no Resultado do período a perda cambial, em virtude de se tratarem de atualizações monetárias de empréstimos e financiamentos vinculados a bens que já se encontram em operação.

NOTA 16 - ENTIDADE FECHADA DE PREVIDÊNCIA PRIVADA

A Companhia é patrocinadora da Fundação Eletrosul de Previdência e Assistência Social - ELOS, entidade sem fins lucrativos que tem como objetivo básico a complementação de aposentadoria aos seus empregados. A Fundação adota o plano do tipo benefício definido, com regime financeiro de capitalização.

A última revisão atuarial procedida na Fundação ELOS foi em 31 de dezembro de 1998 e apresentou superávit técnico de R$ 1.874 mil, relativamente às reservas matemáticas de responsabilidade da Companhia.

Com base na posição das reservas matemáticas recorrentes para 30.04.99, a Fundação ELOS apresentou superávit técnico de R$ 30.524 mil, também no que se refere às reservas matemáticas de responsabilidade da Companhia.

A contribuição da Companhia corresponde a duas vezes a contribuição de seus empregados e mais 1,2% sobre a folha de salários, com o objetivo de amortizar as reservas da Fundação, em consonância com o plano de custeio e cálculos atuariais. A contribuição relativa ao 2º trimestre de 1999 foi de R$ 1.016 mil (R$ 1.164 em 1998).

As despesas administrativas da Fundação estão contempladas no capítulo de custeio do seu regulamento do Plano de Benefícios e são de responsabilidade das patrocinadoras, não podendo exceder a 15% do total das receitas previdenciais.

Conforme prevê o Regulamento do Plano de Benefícios da Fundação, a Companhia é responsável pelo ônus decorrente da conversão de aposentadorias especiais em aposentadorias por tempo de serviço, concernentes aos seus empregados e aqueles que se encontravam em benefício na data da cisão da ELETROSUL. O montante desse compromisso encontra-se provisionado sob o título de "complementação de aposentadoria - SB 40" (Ver Nota 10).

NOTA 17 - INSTRUMENTOS FINANCEIROS

A Comissão de Valores Mobiliários, através da Instrução nº 235, de 23.03.95, estabeleceu mecanismo para divulgação em nota explicativa do valor de mercado dos instrumentos financeiros, reconhecidos ou não nas Demonstrações Financeiras.

Considerando as características próprias da Companhia, destacamos como valores significativos suscetíveis de avaliação pelo valor de mercado, os relativos aos contratos de empréstimos com a Centrais Elétricas Brasileiras S.A. - ELETROBRÁS, para financiamento dos projetos de expansão, que são remunerados a uma taxa de juros equivalente a 10% a.a. A definição dessa taxa pela ELETROBRÁS leva em conta o prêmio de risco compatível com as atividades do setor. Considerando as circunstâncias especiais envolvidas no financiamento dos seus projetos de expansão, o valor de mercado destes empréstimos corresponde ao seu valor contábil.

NOTA 18 - ADEQUAÇÃO DOS SISTEMAS ELETRÔNICOS - ANO 2000

A Administração da Companhia, em atendimento às exigências da CVM e ANEEL, está procedendo à adequação dos sistemas eletrônicos para o ano 2000, cujo estágio atual está descrito a seguir:

Sistemas de Informação: concluída a conversão de seus sistemas corporativos. Em andamento normal o projeto de substituição dos sistemas corporativos por software de Gestão Empresarial, com conclusão prevista para dezembro de 1999.

Software e Equipamentos de Rede: A Companhia concluiu a fase de implantação.

Sistemas de Controle de Hidrelétricas: Concluídas todas as etapas previstas no Projeto Ano 2000, estando as instalações compatíveis.

Sistemas de Controle de Termelétricas: Concluídas as etapas de Inventário e Testes. Em andamento a adaptação do Equipamento de Acompanhamento de Aquisição de Dados, sem reflexo nas atividades de operação normal da unidade.

Plano de Contingências – Em razão do baixo risco que o "Bug" representa para a Companhia, não haverá plano de contingência próprio, mas a mesma irá participar do plano de contingência coordenado pelo ONS – Operador Nacional do Sistema, envolvendo todo o setor elétrico nacional.

NOTA 19 – EVENTO SUBSEQÜENTE

A Companhia obteve liminar, em mandado de segurança, que lhe permitiu liquidar, em 30.07.1999, o parcelamento da Contribuição Social sobre o Lucro Líquido detalhado na Nota 9, com a anistia de juros e multa prevista na Lei nº 9.779/99 e na Medida Provisória nº 1.858-6, de 29.06.1999. O valor do pagamento, calculado pela Delegacia da Receita Federal, foi de R$ 12.009 mil.

Segundo opinião formalizada pelos advogados contratados para patrocinar a ação, são remotas as possibilidades de a justiça decidir contrariamente à liminar deferida, mantendo, conseqüentemente, a anistia obtida.

04.01 - NOTAS EXPLICATIVAS

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

A evolução do resultado do trimestre, ao longo dos meses de sua formação, é a seguir demonstrada:

	R$ mil				
	1999				1998
Descrição	**abril**	**maio**	**junho**	**total**	**2° trim Reclassificado**
Receita Bruta	**60.427**	**63.289**	**65.768**	**189.484**	**150.421**
Suprimento de Energia Elétrica	43.427	43.912	43.725	131.064	115.590
Subvenção Combustível - CCC	16.949	18.961	21.288	57.198	34.764
Outras Receitas	51	416	755	1.222	67
Deduções da Receita Bruta	**(2.911)**	**522**	**(2.403)**	**(4.792)**	**(6.052)**
Impostos e Contrib.sobre a Receita	(2.202)	(2.313)	(2.403)	(6.918)	(2.987)
Reserva Global de Reversão - RGR	-	-	-	-	(3.065)
Uso do Bem Público	(709)	2.835	-	2.126	-
Receita Líquida	**57.516**	**63.811**	**63.365**	**184.692**	**144.369**
Custo dos Produtos Vendidos	(33.761)	(39.525)	(38.796)	(112.082)	(92.593)
Resultado Bruto	**23.755**	**24.286**	**24.569**	**72.610**	**51.776**
Despesas Operacionais	**8.374**	**(35.015)**	**(28.140)**	**(54.781)**	**9.291**
Com Vendas	(278)	(278)	(278)	(834)	-
Gerais e Administrativas	(3.068)	(3.446)	(3.784)	(10.298)	60.394
Financeiras Líquidas	11.720	(31.291)	(24.078)	(43.649)	(51.103)
Resultado Operacional	**32.129**	**(10.729)**	**(3.571)**	**17.829**	**61.067**
Resultado Não Operacional	(30)	(175)	(527)	(732)	(585)
Resultado Antes dos Tributos	**32.099**	**(10.904)**	**(4.098)**	**17.097**	**60.482**
Contribuição Social	(2.702)	776	246	(1.680)	906
Imposto de Renda	(8.447)	2.423	765	(5.259)	915
Lucro do Trimestre	**20.950**	**(7.705)**	**(3.087)**	**10.158**	**62.303**

3.01.01 – Suprimento de Energia Elétrica

As receitas de suprimento de energia elétrica deste trimestre em relação a igual período de 1998, apresentaram crescimento de 13,39%, justificado basicamente, pelo reajuste de 13,61% na tarifa média, em função da assinatura em 1° de setembro de 1998, dos Contratos Iniciais de Compra e Venda de Energia Elétrica com as Empresas concessionárias e definição da tarifa de geração.

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3.06.02.01 – Gerais e Administrativas - Pessoal

O acréscimo de 91,12% verificado neste trimestre em relação a igual período de 1998, refere-se basicamente, a gastos no valor de R$ 6.915mil relativo ao desligamento de 195 empregados que aderiram ao Programa de Demissão Incentivada (vide Nota Explicativa 11).

3.06.02.04 – Constituição de Provisões Operacionais

A Companhia constituiu provisões operacionais descritas a seguir:

- provisão relativa a contingências trabalhistas no valor de R$ 2.169 mil ;
- provisão relativa a contingências cíveis e comerciais no valor de R$ 50 mil.

3.06.02.05 – Reversão de Provisões Operacionais

Neste trimestre foram efetuadas reversões de provisões operacionais no montante de R$ 14.329 mil, dos quais R$ 14.200 mil se referem a realização das provisões constituídas, que no momento do pagamento são apropriadas nas devidas naturezas de despesas e os R$ 129 mil restantes referem-se a encerramento ou recálculo de processos trabalhistas.

3.06.03 – Financeiras

O resultado financeiro deste trimestre em relação ao mesmo período do ano anterior, apresentou redução nas despesas de variações monetárias, em função da valorização do Real frente às moedas que atualizam a dívida externa, ocorrida em abril.

O comportamento da cesta de moedas estrangeiras e a respectiva média ponderada, calculada proporcionalmente ao montante das dívidas em cada uma das moedas, pertinentes aos contratos que afetam o resultado, estão demonstrados a seguir

	Variação % das moedas				
moedas	**abril**	**maio**	**junho**	**2º Trim/99**	**2º Trim/98**
US$	(3,56)	3,81	2,64	2,76	1,71
DM	(5,39)	2,34	2,02	(1,22)	4,02
L	(3,66)	3,39	1,01	0,61	1,48
média ponderada	**(3,89)**	**3,48**	**2,27**	**1,71**	**2,13**

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Neste trimestre verifica-se um decréscimo no Capital Circulante Líquido e, conseqüentemente, no Índice de Liquidez Corrente de, respectivamente, R$ -164.335 para R$ -177.541 e de 0.48 para 0,40. Na interpretação destes indicadores deve-se considerar que o Ativo Circulante tem sua realização substancialmente concentrada no mês seguinte, enquanto o Passivo Circulante tem seus vencimentos estendidos nos 12 meses por ele compreendido, o que permitirá seu pagamento com geração futura de caixa.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

09.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1 - ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
01	COMPANHIA ENERGÉTICA MERCOSUL	02.201.268/0001-17	ABERTA CONTROLADA	99,99	1,79

7 - TIPO DE EMPRESA	8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Mil)	9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Mil)
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS	24.010	1.000

RUBRICADO PARA IDENTIFICAÇÃO POR UM REPRESENTANTE DA DELOITTE TOHMATSU AUDITORES INDEPENDENTES RIO DE JANEIRO

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Estratégia de Seguros

A Companhia possuí seguros estratégicos, do tipo "all risks", para cobertura de danos à propriedade e de perdas financeiras por interrupção de negócio, como também seguro para cobertura de perdas financeiras devido à responsabilidade civil.
Além destes seguros estratégicos, a Companhia possuí seguros operacionais para cobertura de riscos em transportes nacionais e internacionais, bem como seguro de vida em grupo para os seus Diretores empregados.

Compromissos de Longo Prazo

A Companhia possui compromissos de longo prazo, dentre os quais destacamos:

a) Contrato de Conexão

Em conformidade com a Lei nº 9.648/98 e Decreto nº 2.655/98, estabelecendo que o acesso e uso dos sistemas de transmissão de energia elétrica sejam contratados separadamente da compra e venda de energia propriamente dita, a Companhia, em 20 de agosto de 1998, assinou o Contrato de Conexão com as Centrais Elétricas do Sul do Brasil S.A. - ELETROSUL, com vigência a partir de 1° de setembro de 1998.
A Companhia pagará, a título de encargo de conexão, o valor anual de R$ 3.334 mil estabelecido pela Resolução ANEEL n ° 262/98, de 13.08.98. Este valor será reajustado e revisado periodicamente pela ANEEL e/ou por acordo entre as partes.

b) Contrato de Uso do Sistema de Transmissão

A Companhia firmou contrato de uso do sistema de transmissão, de acordo com a Lei nº 9.648/98 e Decreto nº 2.655/98, com as Centrais Elétricas do Sul do Brasil S.A. - ELETROSUL, garantindo o uso da Rede Básica para entrega da energia contratada.
O contrato têm vigência a partir de 1° de setembro de 1998 e os encargos decorrentes serão integralmente atribuídos às concessionárias de distribuição, conforme Resolução ANEEL nº 248, de 07 de agosto de 1998, não representando, portanto, ônus para a Companhia.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

c) Contratos Iniciais de Compra e Venda de Energia

A Companhia celebrou, com base na Lei 9.648/98, artigo 10 e nas normas do GCOI, os Contratos Iniciais de Compra e Venda de Energia, os quais terão vigência até 31 de dezembro de 2005, com reajustes pela variação do IGP-M em 1° de setembro de cada ano. Os clientes, montantes de energia e demanda, tarifas e totais a faturar, por exercício, estão demonstrados a seguir:

Ano - 1999

Cliente	Energia Contratada MWh	Demanda Contratada MW	Faturamento em R$ Mil	Tarifa Média R$/MWh
Centrais Elétricas de Santa Catarina S.A. - CELESC	7.822.680	16.991	199.857	25,55
Empresa Energética do Mato Grosso do Sul S.A. - ENERSUL	1.830.840	3.948	45.251	24,72
Companhia Estadual de Energia Elétrica - CEEE	1.366.560	3.162	47.127	34,49
AES Sul - Distribuidora Gaúcha de Energia S.A.	3.293.760	5.427	105.778	32,11
Rio Grande Energia S.A. - RGE	2.768.160	6.366	85.316	30,82
Furnas Centrais Elétricas S.A.	1.278.960	-	35.709	27,92
	18.360.960	**35.894**	**519.038**	**28,27**

Ano - 2000

Cliente	Energia Contratada MWh	Demanda Contratada MW	Faturamento em R$ Mil	Tarifa Média R$/MWh
Centrais Elétricas de Santa Catarina S.A. - CELESC	9.135.360	19.550	232.938	25,50
Empresa Energética do Mato Grosso do Sul S.A. - ENERSUL	2.160.864	4.651	53.395	24,71
Companhia Estadual de Energia Elétrica - CEEE	1.018.944	2.937	36.350	35,67
AES Sul - Distribuidora Gaúcha de Energia S.A.	3.276.432	5.527	105.483	32,19
Rio Grande Energia S.A. - RGE	2.679.120	6.490	83.187	31,05
Furnas Centrais Elétricas S.A.	3.276.432	-	91.478	27,92
	21.547.152	**39.155**	**602.830**	**27,98**

Ano - 2001

Cliente	Energia Contratada MWh	Demanda Contratada MW	Faturamento em R$ Mil	Tarifa Média R$/MWh
Centrais Elétricas de Santa Catarina S.A. - CELESC	10.222.920	21.632	260.286	25,46
Empresa Energética do Mato Grosso do Sul S.A. - ENERSUL	2.470.320	5.272	60.974	24,68
Companhia Estadual de Energia Elétrica - CEEE	1.077.480	3.338	38.924	36,12
AES Sul - Distribuidora Gaúcha de Energia S.A.	3.442.680	5.739	110.696	32,15
Rio Grande Energia S.A. - RGE	2.960.880	7.291	92.157	31,12
Furnas Centrais Elétricas S.A.	4.581.480	-	127.915	27,92
	24.755.760	**43.272**	**690.951**	**27,91**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Ano - 2002

Cliente	Energia Contratada MWh	Demanda Contratada MW	Faturamento em R$ Mil	Tarifa Média R$/MWh
Centrais Elétricas de Santa Catarina S.A. - CELESC	10.222.920	21.632	260.286	25,46
Empresa Energética do Mato Grosso do Sul S.A. - ENERSUL	2.470.320	5.272	60.974	24,68
Companhia Estadual de Energia Elétrica - CEEE	1.077.480	3.338	38.924	36,12
AES Sul - Distribuidora Gaúcha de Energia S.A.	3.442.680	5.739	110.696	32,15
Rio Grande Energia S.A. - RGE	2.960.880	7.291	92.157	31,12
Furnas Centrais Elétricas S.A.	4.581.480	-	127.915	27,92
	24.755.760	**43.272**	**690.951**	**27,91**

Ano - 2003

Cliente	Energia Contratada MWh	Demanda Contratada MW	Faturamento em R$ Mil	Tarifa Média R$/MWh
Centrais Elétricas de Santa Catarina S.A. - CELESC	7.667.190	16.224	195.214	25,46
Empresa Energética do Mato Grosso do Sul S.A. - ENERSUL	1.852.740	3.954	45.730	24,68
Companhia Estadual de Energia Elétrica - CEEE	808.110	2.504	29.193	36,12
AES Sul - Distribuidora Gaúcha de Energia S.A.	2.582.010	4.304	83.022	32,15
Rio Grande Energia S.A. - RGE	2.220.660	5.468	69.118	31,12
Furnas Centrais Elétricas S.A.	3.436.110	-	95.936	27,92
	18.566.820	**32.454**	**518.213**	**27,91**

Ano - 2004

Cliente	Energia Contratada MWh	Demanda Contratada MW	Faturamento em R$ Mil	Tarifa Média R$/MWh
Centrais Elétricas de Santa Catarina S.A. - CELESC	5.125.464	10.816	130.453	25,45
Empresa Energética do Mato Grosso do Sul S.A. - ENERSUL	1.238.544	2.636	30.560	24,67
Companhia Estadual de Energia Elétrica - CEEE	540.216	1.669	19.506	36,11
AES Sul - Distribuidora Gaúcha de Energia S.A.	1.726.056	2.870	55.484	32,14
Rio Grande Energia S.A. - RGE	1.484.496	3.646	46.186	31,11
Furnas Centrais Elétricas S.A.	2.297.016	-	64.133	27,92
	12.411.792	**21.636**	**346.321**	**27,90**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Ano - 2005

Cliente	Energia Contratada MWh	Demanda Contratada MW	Faturamento em R$ Mil	Tarifa Média R$/MWh
Centrais Elétricas de Santa Catarina S.A. - CELESC	2.555.730	5.408	65.071	25,46
Empresa Energética do Mato Grosso do Sul S.A. - ENERSUL	617.580	1.318	15.243	24,68
Companhia Estadual de Energia Elétrica - CEEE	269.370	835	9.731	36,12
AES Sul - Distribuidora Gaúcha de Energia S.A.	860.670	1.435	27.674	32,15
Rio Grande Energia S.A. - RGE	740.220	1.823	23.039	31,12
Furnas Centrais Elétricas S.A.	1.145.370	-	31.979	27,92
	6.188.940	**10.818**	**172.738**	**27,91**

d) Autorização para Geração de Energia Elétrica nas Usinas Termelétricas

Em 25 de setembro de 1998, a ANEEL emitiu a Resolução n° 304/98, autorizando a GERASUL a explorar a geração de energia elétrica nas usinas termelétricas de Charqueadas, Alegrete e Jorge Lacerda I, II, III e IV, bem como, as instalações de interesse restritos das usinas (subestações e elevatórias), sob o regime de produção independente de energia.

A autorização vigorará pelo prazo de 30 (trinta) anos, contados a partir da publicação desta Resolução, podendo ser prorrogado a critério da ANEEL.

e) Concessão do Uso do Bem Público

A Companhia celebrou em 28 de setembro de 1998, o contrato de Concessão ANEEL n° 192/98 com a UNIÃO, por intermédio da Agência Nacional de Energia Elétrica - ANEEL. Este contrato tem por objeto regular as concessões de uso do bem público para produção e comercialização de energia elétrica, na condição de produtor independente, por meio das centrais geradoras em operação. O contrato prevê a concessão pelo prazo de 30 (trinta) anos, contados a partir da data de sua assinatura, prorrogável nas condições que forem estabelecidas a critério da ANEEL, mediante requerimento da Companhia.

A Companhia pagará pelo uso do bem público, ao longo do prazo de 5 (cinco) anos, contados a partir da assinatura do Contrato de Concessão, valores anuais, em parcelas mensais, conforme disposto na Lei n° 9.648/98 e Decreto n° 2.655/98, abaixo discriminados:

. Usina Hidrelétrica Passo Fundo	R$	748 mil
. Usina Hidrelétrica Salto Osório	R$	3.373 mil
. Usina Hidrelétrica Salto Santiago	R$	4.384 mil

Os valores estabelecidos serão reajustados anualmente pela variação do Índice Geral de Preços do Mercado - IGP-M.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

f) Compra de Energia da Argentina

De acordo com o Protocolo de Intenções firmado entre os governos da República Federativa do Brasil e da República da Argentina, sobre a cooperação e interconexão energética entre os dois países, foi assinado em 05.05.98, o Contrato nº 21180002 para a compra, pela Companhia, de 300 MW de potência firme e energia associada proveniente da Argentina, a ser disponibilizada em Itá pela CIEN – Companhia de Interconexão Energética, por um prazo de 20 anos, contados a partir do início da operação comercial.

Para viabilizar este suprimento, a CIEN deverá construir um Sistema de Transmissão de Interligação entre os sistemas elétricos argentino e brasileiro, cuja entrada em operação comercial está prevista para junho de 2000.

A previsão de desembolso pela Companhia para o ano de 2000, com a compra dessa energia , é de R$ 33.095 mil.

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

RELATÓRIO DOS AUDITORES INDEPENDENTES SOBRE REVISÃO ESPECIAL

Aos Acionistas e à Administração da
Centrais Geradoras do Sul do Brasil S.A. – GERASUL
Florianópolis – SC

1. Efetuamos uma revisão especial das informações trimestrais – ITR da Centrais Geradoras do Sul do Brasil S.A. – GERASUL, compreendendo o balanço patrimonial de 30 de junho de 1999 e as demonstrações do resultado correspondentes aos períodos de três e seis meses findos naquela data, bem como as respectivas notas explicativas, o relatório de desempenho e as informações relevantes, elaborados sob a responsabilidade de sua administração.

2. Nossa revisão foi efetuada de acordo com as normas estabelecidas pelo Instituto Brasileiro de Contadores – IBRACON em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, de: (a) indagação aos e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da Companhia quanto aos critérios adotados na elaboração das informações trimestrais; e (b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e as operações da Companhia. Considerando que esta revisão não representou um exame de acordo com as normas de auditoria, não estamos emitindo parecer sobre as referidas informações trimestrais.

3. Baseados em nossa revisão especial, não temos conhecimento de qualquer modificação relevante que deva ser feita nas informações trimestrais referidas no parágrafo 1 para que estejam de acordo com as práticas contábeis emanadas da legislação societária, aplicadas de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários especificamente aplicáveis à elaboração das informações trimestrais.

4. Conforme descrito na nota explicativa nº 7c, a Companhia possui construções em andamento referentes ao projeto Jacuí. A Companhia, cumprindo exigências do Edital de privatização da GERASUL, oficializou junto à Agência Nacional de Energia Elétrica – ANEEL a sua decisão de permanência no empreendimento. Entretanto, a Administração da Companhia ainda está em processo de renegociação dos contratos originais com os antigos fornecedores do projeto, portanto não há como garantir que os valores provisionados sejam suficientes para cobrir eventuais perdas quanto aos passivos contingentes com fornecedores e outros envolvidos no projeto.

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

5. Conforme descrito na nota explicativa nº 7d, a Companhia, baseada em projeções preliminares de fluxo de caixa futuro descontado a valor presente, elaboradas internamente, avaliou que alguns ativos não serão recuperados pelas suas operações futuras. A Administração da Companhia não constituiu provisão para perda sobre estes ativos porque a expectativa é que, no conjunto, produzirão fluxo de caixa futuro positivo.

6. Anteriormente revisamos o balanço patrimonial levantado em 31 de março de 1999, e emitimos relatório de revisão especial, sem ressalva, datado de 29 de abril de 1999, contendo ênfase quanto aos assuntos mencionados nos parágrafos 4 e 5 acima.

7. A demonstração do resultado referente ao período de três e seis meses findos em 30 de junho de 1998 foram revisadas por outros auditores, os quais emitiram relatório de revisão especial, sem ressalvas, datado de 6 de agosto de 1998.

Rio de Janeiro, 6 de agosto de 1999

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC-SP 11.609 S/RJ

CELSO DE ALMEIDA MORAES
Contador
CRC-SP 124.669/S-RJ

As folhas das ITR revisadas por nós estão rubricadas tão somente para fins de identificação.

18.02 - COMENTÁRIO DO DESEMPENHO DA CONTROLADA/COLIGADA

Controlada/Coligada : COMPANHIA ENERGÉTICA MERCOSUL

Considerando que a Companhia Energética Mercosul - CEM encontra-se em fase pré-operacional, e tendo iniciado recentemente a construção da Usina Hidrelétrica Cana Brava, não há comentários importantes sobre o seu desempenho.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

ÍNDICE

FIRST QUARTER RESULTS 1999 (ITR)

March 31, 1999

Contains:

- Balance sheet
- Share breakdown
- Dividend distribution
- Company structure (share capital)
- Income Statement
- Subsidiary breakdown
- Notes (eg. Consumers, financing, criteria for assessing assets, investments)

ITR - Quarterly Results

Period ended: 3/31/1999

BALANCE SHEET (R$ thousands)

ASSETS

Code	Description	3/31/1999	12/31/1998
1	Total Assets	4,059,598	3,999,914
1.01	*Current Assets*	149,045	145,763
1.01.01	Availabilities	3,984	589
1.01.02	Credits	120,815	119,834
1.01.02.01	Consumers and concessionaires	66,907	60,394
1.01.02.02	Titles, Securities, and Other Income	53,908	59,440
1.01.03	Inventories	5,212	5,487
1.01.04	Other	19,034	19,853
1.01.04.01	Credits from Fuel Consumption Bill (CCC)	11,022	12,288
1.01.04.02	Taxes and Social Contributions receivable	2,812	2,544
1.01.04.03	Alienations and Ongoing Services	2,071	1,042
1.01.04.04	Anticipated expenses	1,417	2,272
1.01.04.05	Other	1,712	1,707
1.02	*Long-term Assets*	319,492	253,997
1.02.01	Credits (several)	0	0
1.02.02	Credits with Related Parties	0	0
1.02.02.01	With Joint Parties	0	0
1.02.02.02	With Controlled Parties	0	0
1.02.02.03	With Other Related Parties	0	0
1.02.03	Other	319,492	253,997
1.02.03.01	Concessions Bidable	16,838	16,441
1.02.03.02	Deposits Related to Litigation	7,788	7,451
1.02.03.03	Deferred Fiscal Credits	268,449	220,708
1.02.03.04	Taxes and Social Contributions receivable	7,380	6,609
1.02.03.05	Advance Payment for Future Share Capital Increase	14,269	0
1.02.03.06	Titles and Securities	1,980	0
1.02.03.07	Other	2,788	2,788
1.03	*Fixed Assets*	3,591,061	3,600,154
1.03.01	*Investments*	2,678	1,610
1.03.01.01	Share in Joint Parties	0	0
1.03.01.02	Share in Controlled Parties	0	0
1.03.01.03	Other Investments	2,678	1,610
1.03.01.03.01	Assets and Rights for Future Use - Land	1,579	1,531
1.03.01.03.02	Permanent Shareholder Shares	1,019	0
1.03.01.03.03	Other	80	79
1.03.02	Fixed	3,588,268	3,598,544
1.03.03	Deferred	115	0

LIABILITIES

Code	Description	3/31/1999	12/31/1998
2	Total Liabilities	4,059,598	3,999,914
2.01	*Current Liabilites*	313,380	322,214
2.01.01	Loans and Financing	174,439	173,743
2.01.02	Debentures	0	0
2.01.03	Suppliers	19,322	19,160
2.01.04	Taxes, Fees, and Contributions	31,390	33,161
2.01.05	Dividends Payable	1,812	1,812
2.01.06	Provisions	66,567	70,170
2.01.06.01	ELOS Foundation Provision	32,541	21,065
2.01.06.02	Work-related Provisions	4,442	4,854
2.01.06.03	Work-related Contingencies	0	14,014
2.01.06.04	Other	29,584	30,237
2.01.07	Related Party Debt	0	0
2.01.08	Other	19,350	24,168
2.01.08.01	Global Reversal Reserve	7,223	7,223
2.01.08.02	Payroll	1,193	3,688
2.01.08.03	Employee Profit-sharing	2,543	2,545
2.01.08.04	Other	8,391	10,712
2.02	*Long-term Liabilities*	1,561,729	1,391,465
2.02.01	Loans and Financing	1,133,275	967,666
2.02.02	Debentures	0	0
2.02.03	Provisions	260,385	253,201
2.02.03.01	ELOS Foundation Provision	84,766	83,218
2.02.03.02	Contingency Provisions	162,962	157,765
2.02.03.03	Other	12,657	12,218
2.02.04	Related Party Debt	0	0
2.02.05	Other	168,069	170,598
2.02.05.01	Taxes and Social Contributions	95,583	97,493
2.02.05.02	Deferred Income Tax	16,710	17,329

2.02.05.04	Special Obligations	55,776	55,776
2.03	*Future Period Results*	0	0
2.05	*Shareholders' Equity*	2,184,489	2,286,235
2.05.01	Paid-in Capital	2,085,977	2,085,977
2.05.02	Capital Reserves	91,695	91,695
2.05.03	Reappraisal Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Controlled/Joint	0	0
2.05.04	Profits Reserve	5,818	5,818
2.05.04.01	Legal	381	381
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	From Profits Realizable	0	0
2.05.04.05	Retained Earnings	5,437	5,437
2.05.04.06	For Retained Dividends	0	0
2.05.04.07	Other Profits Reserve	0	9
2.05.05	Accumulated Income/Loss	999	102,745

INCOME STATEMENT (in R$ thousands)

Code	Description	1/01/1999 to 3/31/1999	1/01/1999 to 3/31/1999	1/01/1998 to 3/31/1998	1/01/1998 to 3/31/1998
3.01	*Gross Revenue from Sales and/or Services Rendered*	185,259	185,259	148,334	148,334
3.01.01	Electrical Energy Supply	135,857	135,857	113,803	113,803
3.01.02	Fuel Subsidy (CCC)	49,334	49,334	34,446	34,446
3.01.03	Other	68	68	85	85
3.02	*Gross Revenue Deductions*	(7,849)	(7,849)	(5,589)	(5,589)
3.02.01	Taxes and Social Contributions	(5,723)	(5,723)	(2,947)	(2,947)
3.02.02	Use of Public Property/Goods (UBP)	(2,126)	(2,126)	(2,642)	(2,642)
3.03	*Net Income from Sales and/or Services Rendered*	177,410	177,410	142,745	142,745
3.04	*Cost of Goods and/or Services Rendered*	(99,276)	(99,276)	(91,437)	(91,437)
3.04.01	Personnel	(8,729)	(8,729)	(10,599)	(10,599)
3.04.02	Material	(1,530)	(1,530)	(1,090)	(1,090)
3.04.03	Third-party Services	(2,523)	(2,523)	(2,220)	(2,220)
3.04.04	Fuel for Electrical Energy Production (CCC)	(49,334)	(49,334)	(34,446)	(34,446)
3.04.05	Financial Compensation for Use of Water Resources	(3,715)	(3,715)	(4,749)	(4,749)
3.04.06	Depreciation	(33,078)	(33,078)	(38,020)	(38,020)
3.04.07	*Other*	(367)	(367)	(313)	(313)
3.05	*Gross Result*	78,134	78,134	51,308	51,308
3.06	*Operating Expenses/Income*	(227,038)	(227,038)	(70,418)	(70,418)
3.06.01	With Sales	(833)	(833)	0	0
3.06.02	General and Administrative	(9,420)	(9,420)	(28,247)	(28,247)
3.06.02.01	Personnel	(5,357)	(5,357)	(4,191)	(4,191)
3.06.02.02	Third-party Services	(1,104)	(1,104)	(648)	(648)
3.06.02.03	Rent	(344)	(344)	(359)	(359)
3.06.02.04	Operational Provision Constitution	(16,880)	(16,880)	(19,894)	(19,894)
3.06.02.05	Operational Provision Reversal	19,568	19,568	1,616	1,616
3.06.02.06	General Expenses	(4,625)	(4,625)	(7,794)	(7,794)
3.06.02.07	Expense Retrieval	57	57	3,786	3,786
3.06.02.08	Other	(735)	(735)	(763)	(763)
3.06.03	Financial	(216,785)	(216,785)	(42,171)	(42,171)
3.06.03.01	Financial Income	6,055	6,055	449	449
3.06.03.02	Financial Expenses	(222,840)	(222,840)	(42,620)	(42,620)
3.06.03.02.01	Debt Duty	(25,330)	(25,330)	(23,959)	(23,959)
3.06.03.02.02	Duty on Taxes and Social Contributions	(3,813)	(3,813)	(4,312)	(4,312)
3.06.03.02.03	Other	(4,264)	(4,264)	(3,011)	(3,011)
3.06.03.02.04	Monetary Variation without Financing	(187,371)	(187,371)	(9,101)	(9,101)
3.06.03.02.05	Monetary Variation - Other	(2,062)	(2,062)	(2,237)	(2,237)
3.06.04	*Other Operating Income*	0	0	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity Equivalence Result	0	0	0	0
3.07	*Operating Profit (Loss)*	(148,904)	(148,904)	(19,110)	(19,110)
3.08	*Non-Operating Profit (Loss)*	(1,202)	(1,202)	19	19
3.08.01	Revenue	110	110	21	21
3.08.02	Expenses	(1,312)	(1,312)	(2)	(2)
3.09	*EBIT*	(150,106)	(150,106)	(19,091)	(19,091)
3.10	*Income Tax and Social Contributions Provision*	48,360	48,360	5,509	5,509
3.11	*Deferred Income Tax*	0	0	0	0
3.12	*Statutory Equity/Contributions*	0	0	0	0
3.12.01	Equity	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	*Reversal of Interest on Own Capital*	0	0	0	0
3.15	*Profit (loss) in Period*	101,746	101,746	(13,582)	(13,582)
	NUMBER OF SHARES, EX-TREASURY (thousands)	539,091,216	539,091,216	539,091,216	539,091,216
	PROFIT PER SHARE				
	LOSS PER SHARE	*(0.00019)*	*(0.00019)*	*(0.00003)*	*(0.00003)*

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19
4 - NIRE		
42300024384		

01.02 - SEDE

1 - ENDEREÇO COMPLETO			2 - BAIRRO OU DISTRITO	
RUA DEPUTADO ANTÔNIO EDU VIEIRA, 999			PANTANAL	
3 - CEP	4 - MUNICÍPIO			5 - UF
88040-901	FLORIANÓPOLIS			SC
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
048	231-7052	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
048	234-4307	-	-	
15 - E-MAIL				
moser@gerasul.com.br				

01.03 - DIRETOR DE RELAÇÕES COM O MERCADO (Endereço para Correspondência com a Companhia)

1 - NOME				
LAÉRCIO DIAIS				
2 - ENDEREÇO COMPLETO			3 - BAIRRO OU DISTRITO	
RUA DEPUTADO ANTÔNIO EDU VIEIRA, 999			PANTANAL	
4 - CEP	5 - MUNICÍPIO			6 - UF
88040-901	FLORIANÓPOLIS			SC
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
048	231-7720	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
048	234-1114	-	-	
16 - E-MAIL				
laerciod@gerasul.com.br				

01.04 - REFERÊNCIA DO ITR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/1999	31/12/1999	1	01/01/1999	31/03/1999	4	01/10/1998	31/12/1998

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 31/03/1999	2 - TRIMESTRE ANTERIOR 31/12/1998	3 - IGUAL TRIMESTRE EX. ANTERIOR 31/03/1998
Do Capital Integralizado			
1 - Ordinárias	454.100.459	454.100.459	454.100.459
2 - Preferenciais	84.990.757	84.990.757	84.990.757
3 - Total	539.091.216	539.091.216	539.091.216
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO Privada Nacional
4 - CÓDIGO ATIVIDADE 1990200 - Serviços de Eletricidade
5 - ATIVIDADE PRINCIPAL GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA
6 - TIPO DE CONSOLIDADO Não Apresentado
7 - TIPO DO RELATÓRIO DOS AUDITORES Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CGC	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/AÇÃO
01	AGO	15/03/1999	Dividendo	13/05/1999	PNA	0,0000284230
02	AGO	15/03/1999	Dividendo	13/05/1999	PNB	0,0000213171

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1 - ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM O MERCADO

1 - DATA	2 - ASSINATURA
29/04/1999	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/1999	4 - 31/12/1998
1	Ativo Total	4.059.598	3.999.914
1.01	Ativo Circulante	149.045	145.763
1.01.01	Disponibilidades	3.984	589
1.01.02	Créditos	120.815	119.834
1.01.02.01	Revendedores	66.907	60.394
1.01.02.02	Títulos e Valores Mobiliários e Rendas	53.908	59.440
1.01.03	Estoques	5.212	5.487
1.01.04	Outros	19.034	19.853
1.01.04.01	Créditos da Conta Consumo de Combustível	11.022	12.288
1.01.04.02	Tributos e Contrib. Sociais a Recuperar	2.812	2.544
1.01.04.03	Alienações e Serviços em Curso	2.071	1.042
1.01.04.04	Despesas Pagas Antecipadamente	1.417	2.272
1.01.04.05	Outros	1.712	1.707
1.02	Ativo Realizável a Longo Prazo	319.492	253.997
1.02.01	Créditos Diversos	0	0
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	319.492	253.997
1.02.03.01	Concessões a Licitar	16.838	16.441
1.02.03.02	Depósitos vinculados a Litígios	7.788	7.451
1.02.03.03	Créditos Fiscais Diferidos	268.449	220.708
1.02.03.04	Tributos e Contrib. Sociais a Recuperar	7.380	6.609
1.02.03.05	Adiantamento p/Futuro Aumento de Capital	14.269	0
1.02.03.06	Títulos e Valores Mobiliários	1.980	0
1.02.03.07	Outros	2.788	2.788
1.03	Ativo Permanente	3.591.061	3.600.154
1.03.01	Investimentos	2.678	1.610
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	0	0
1.03.01.03	Outros Investimentos	2.678	1.610
1.03.01.03.01	Bens e Direitos p/Uso Futuro - Terrenos	1.579	1.531
1.03.01.03.02	Participações Societárias Permanentes	1.019	0
1.03.01.03.03	Outros	80	79
1.03.02	Imobilizado	3.588.268	3.598.544
1.03.03	Diferido	115	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/1999	4 - 31/12/1998
2	Passivo Total	4.059.598	3.999.914
2.01	Passivo Circulante	313.380	322.214
2.01.01	Empréstimos e Financiamentos	174.439	173.743
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	19.822	19.160
2.01.04	Impostos, Taxas e Contribuições	31.390	33.161
2.01.05	Dividendos a Pagar	1.812	1.812
2.01.06	Provisões	66.567	70.170
2.01.06.01	Provisão Fundação ELOS	32.541	21.065
2.01.06.02	Provisões Trabalhistas	4.442	4.854
2.01.06.03	Contingências Trabalhistas	0	14.014
2.01.06.04	Outras	29.584	30.237
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	19.350	24.168
2.01.08.01	Reserva Global de Reversão	7.223	7.223
2.01.08.02	Folha de Pagamento	1.193	3.688
2.01.08.03	Participações de Empregados	2.543	2.545
2.01.08.04	Outros	8.391	10.712
2.02	Passivo Exigível a Longo Prazo	1.561.729	1.391.465
2.02.01	Empréstimos e Financiamentos	1.133.275	967.666
2.02.02	Debêntures	0	0
2.02.03	Provisões	260.385	253.201
2.02.03.01	Provisão Fundação ELOS	84.766	83.218
2.02.03.02	Provisões para Contingências	162.962	157.765
2.02.03.03	Outras	12.657	12.218
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	168.069	170.598
2.02.05.01	Tributos e Contribuições Sociais	95.583	97.493
2.02.05.02	Imposto de Renda Diferido	16.710	17.329
2.02.05.04	Obrigações Especiais	55.776	55.776
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	2.184.489	2.286.235
2.05.01	Capital Social Realizado	2.085.977	2.085.977
2.05.02	Reservas de Capital	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	5.818	5.818
2.05.04.01	Legal	381	381
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/1999	4 - 31/12/1998
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	5.437	5.437
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	999	102.745

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/1999 a 31/03/1999	4 - 01/01/1999 a 31/03/1999	5 - 01/01/1998 a 31/03/1998	6 - 01/01/1998 a 31/03/1998
3.01	Receita Bruta de Vendas e/ou Serviços	185.259	185.259	148.334	148.334
3.01.01	Suprimento de Energia Elétrica	135.857	135.857	113.803	113.803
3.01.02	Subvenção Combustível - CCC	49.334	49.334	34.446	34.446
3.01.03	Outras	68	68	85	85
3.02	Deduções da Receita Bruta	(7.849)	(7.849)	(5.589)	(5.589)
3.02.01	Impostos e Contribuições	(5.723)	(5.723)	(2.947)	(2.947)
3.02.02	Uso do Bem Público e Res.Global Reversão	(2.126)	(2.126)	(2.642)	(2.642)
3.03	Receita Líquida de Vendas e/ou Serviços	177.410	177.410	142.745	142.745
3.04	Custo de Bens e/ou Serviços Vendidos	(99.276)	(99.276)	(91.437)	(91.437)
3.04.01	Pessoal	(8.729)	(8.729)	(10.599)	(10.599)
3.04.02	Material	(1.530)	(1.530)	(1.090)	(1.090)
3.04.03	Serviço de Terceiro	(2.523)	(2.523)	(2.220)	(2.220)
3.04.04	Combustível p/Prod.Ener.Elétrica - CCC	(49.334)	(49.334)	(34.446)	(34.446)
3.04.05	Compens.Financ. p/Utiliz.Rec. Hídricos	(3.715)	(3.715)	(4.749)	(4.749)
3.04.06	Depreciação	(33.078)	(33.078)	(38.020)	(38.020)
3.04.07	Outras	(367)	(367)	(313)	(313)
3.05	Resultado Bruto	78.134	78.134	51.308	51.308
3.06	Despesas/Receitas Operacionais	(227.038)	(227.038)	(70.418)	(70.418)
3.06.01	Com Vendas	(833)	(833)	0	0
3.06.02	Gerais e Administrativas	(9.420)	(9.420)	(28.247)	(28.247)
3.06.02.01	Pessoal	(5.357)	(5.357)	(4.191)	(4.191)
3.06.02.02	Serviço de Terceiro	(1.104)	(1.104)	(648)	(648)
3.06.02.03	Aluguel	(344)	(344)	(359)	(359)
3.06.02.04	Constituição de Provisões Operacionais	(16.880)	(16.880)	(19.894)	(19.894)
3.06.02.05	Reversão de Provisões Operacionais	19.568	19.568	1.616	1.616
3.06.02.06	Despesas Gerais	(4.625)	(4.625)	(7.794)	(7.794)
3.06.02.07	Recuperação de Despesas	57	57	3.786	3.786

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/1999 a 31/03/1999	4 - 01/01/1999 a 31/03/1999	5 - 01/01/1998 a 31/03/1998	6 - 01/01/1998 a 31/03/1998
3.06.02.08	Outras	(735)	(735)	(763)	(763)
3.06.03	Financeiras	(216.785)	(216.785)	(42.171)	(42.171)
3.06.03.01	Receitas Financeiras	6.055	6.055	449	449
3.06.03.02	Despesas Financeiras	(222.840)	(222.840)	(42.620)	(42.620)
3.06.03.02.01	Encargos de Dívidas	(25.330)	(25.330)	(23.959)	(23.959)
3.06.03.02.02	Encargos s/Tributos e Contrib.Sociais	(3.813)	(3.813)	(4.312)	(4.312)
3.06.03.02.03	Outras	(4.264)	(4.264)	(3.011)	(3.011)
3.06.03.02.04	Variação Monetária s/Empr.Financiamento	(187.371)	(187.371)	(9.101)	(9.101)
3.06.03.02.05	Variação Monetária - Outras	(2.062)	(2.062)	(2.237)	(2.237)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	0	0	0	0
3.07	Resultado Operacional	(148.904)	(148.904)	(19.110)	(19.110)
3.08	Resultado Não Operacional	(1.202)	(1.202)	19	19
3.08.01	Receitas	110	110	21	21
3.08.02	Despesas	(1.312)	(1.312)	(2)	(2)
3.09	Resultado Antes Tributação/Participações	(150.106)	(150.106)	(19.091)	(19.091)
3.10	Provisão para IR e Contribuição Social	48.360	48.360	5.509	5.509
3.11	IR Diferido	0	0	0	0
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	(101.746)	(101.746)	(13.582)	(13.582)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/1999 a 31/03/1999	4 - 01/01/1999 a 31/03/1999	5 - 01/01/1998 a 31/03/1998	6 - 01/01/1998 a 31/03/1998
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	539.091.216	539.091.216	539.091.216	539.091.216
	LUCRO POR AÇÃO				
	PREJUÍZO POR AÇÃO	(0,00019)	(0,00019)	(0,00003)	(0,00003)

04.01 - NOTAS EXPLICATIVAS

NOTA 1 - CONTEXTO OPERACIONAL

A Centrais Geradoras do Sul do Brasil S.A. - GERASUL, concessionária de uso de bem público, na condição de produtor independente, com sede em Florianópolis - SC, tem como atividade a geração e comercialização de energia elétrica.

Sua capacidade instalada é de 3.719 MW, dos quais 73,25% em usinas hidrelétricas e 26,75% em termelétricas, compostos pelo seguinte parque gerador em operação: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UTE Charqueadas (RS), UTE Alegrete (RS) e Complexo Termelétrico Jorge Lacerda (SC).

NOTA 2 – APRESENTAÇÃO DAS DEMONSTRAÇÕES FINANCEIRAS

A partir deste exercício todos os gastos realizados em função dos recursos humanos, tais como atendimento médico-hospitalar, vale alimentação, seguro de vida etc., estão sendo classificados na rubrica "pessoal".
Os valores relativos a tais gastos, registrados no exercício anterior foram reclassificados para fins de comparação.

Em 29 de abril de 1998 a ELETROGER incorporou sua controlada GERASUL, com o patrimônio existente em 31 de janeiro de 1998, alterando sua denominação social para Centrais Geradoras do Sul do Brasil S.A. - GERASUL, utilizada, até então, pela incorporada.
Visando permitir a adequada interpretação acerca dos resultados apresentados, a Companhia está incluindo o resultado do mês de janeiro, cujo prejuízo foi de de R$ 5.916 mil, na demonstração do resultado do 1° trimestre de 1998, por tratar-se de operações decorrentes do mesmo patrimônio.

NOTA 3 - SUMÁRIO DAS PRINCIPAIS PRÁTICAS CONTÁBEIS

As demonstrações financeiras da Companhia encontram-se de acordo com a Lei das Sociedades por Ações, com as normas da Agência Nacional de Energia Elétrica - ANEEL e disposições complementares da Comissão de Valores Mobiliários - CVM, consoante as práticas contábeis descritas a seguir:

Reconhecimento dos efeitos inflacionários

Estão refletidos somente os efeitos das variações monetárias sobre ativos e passivos indexados em função de disposições legais e contratuais. Em conformidade com as disposições da Lei n° 9.249, de 26.12.95, a partir de janeiro de 1996 foi extinta a sistemática de correção monetária.
Desta forma, os valores correspondentes ao Ativo Permanente, Patrimônio Líquido e Obrigações Especiais estão corrigidos somente até 31.12.95.

04.01 - NOTAS EXPLICATIVAS

Critérios gerais de avaliação

a) Ativos Circulante e Realizável a Longo Prazo

Os materiais em estoque no almoxarifado estão registrados ao custo médio de aquisição, que não excede o valor de mercado e os ativos indexados estão atualizados até 31.03.99.

b) Permanente

- o imobilizado está registrado ao custo de aquisição ou construção. A depreciação está calculada pelo método linear, com base nas taxas médias anuais mencionadas na Nota 7-a;
- os encargos financeiros e efeitos inflacionários de empréstimos e financiamentos vinculados às obras em andamento estão agregados ao custo dos respectivos empreendimentos;
- os juros sobre o capital próprio aplicado nas obras em andamento, instituídos pelo Decreto-Lei nº 1.506, de 23.12.76, estão calculados com base nas taxas definidas pela ANEEL e compõem o custo dos respectivos empreendimentos até 31.12.98. Tendo em vista que o parágrafo 2º do artigo 4º do Decreto-Lei nº 1.506/76, que tratava da isenção do imposto de renda sobre a contrapartida desses juros, foi revogado pela Lei nº 9.718, de 27.11.98, a Companhia suspendeu o seu cálculo e contabilização a partir de janeiro de 1999.

c) Passivos Circulante e Exigível a Longo Prazo

Os empréstimos, financiamentos e os encargos decorrentes, apropriados até 31.03.99, estão atualizados pelos índices contratuais (Ver Nota 8) e as demais obrigações da Companhia estão registradas pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

d) Resultado do período

As receitas e despesas estão registradas com observância do regime de competência dos exercícios.

NOTA 4 – REVENDEDORES

	R$ mil	
	31.03.99	**31.12.98**
Centrais Elétricas do Sul do Brasil S.A. - ELETROSUL	-	23.697
Centrais Elétricas de Santa Catarina S.A. - CELESC.	29.681	-
AES SUL - Distribuidora Gaúcha de Energia S.A.	13.681	13.615
Rio Grande Energia S.A.- RGE	9.317	9.946
Furnas Centrais Elétricas S.A.	4.835	1.868
Empresa Energética de Mato Grosso do Sul S.A. - ENERSUL	5.401	5.624
Companhia Estadual de Energia Elétrica - CEEE	3.940	6.308
Faturamento Complementar	52	(664)
	66.907	60.394

As faturas emitidas pela Companhia são desdobradas em três parcelas iguais, com vencimento nos dias 15 e 25, do mês seguinte ao do suprimento e no dia 5 do segundo mês subseqüente.

NOTA 5 – CONCESSOES A LICITAR

De acordo com os artigos 21 e 45 da Lei nº 8.987, de 13.02.95, os custos dos estudos e projetos em função de concessões autorizadas pelo Poder Concedente e de utilidade para a licitação, bem como os custos apropriados em obras para aproveitamento de potenciais hidráulicos, cujas concessões foram extintas, serão ressarcidos com os recursos decorrentes de futuras licitações.

A composição desses ativos está demonstrada a seguir:

	R$ mil	
	31.03.99	**31.12.98**
Campos Novos	54.399	54.002
Barra Grande	5.356	5.356
	59.755	**59.358**
Provisão para perdas		
Campos Novos	(37.561)	(37.561)
Barra Grande	(5.356)	(5.356)
	(42.917)	**(42.917)**
	16.838	**16.441**

NOTA 6 - CRÉDITOS FISCAIS DIFERIDOS

Composição do saldo atual:

	R$ mil					
	31.03.99			31.12.98		
natureza dos créditos	**base**	**imposto de renda**	**contribuição social**	**base**	**imposto de renda**	**contribuição social**
Depreciações e baixas - Lei nº 8.200/91	59.882	14.971	-	59.882	14.971	-
Tributos - art. 7º, Lei nº 8.541/92	9.174	2.293	-	9.691	2.423	-
Provisão para fundo de pensão	107.212	26.803	8.577	94.271	23.568	7.542
Provisão para contingências	61.810	15.452	4.945	74.101	18.525	5.928
Provisão p/ perdas em concessões a licitar	42.917	10.729	3.433	42.917	10.729	3.433
Outras provisões	42.004	10.501	3.360	41.558	10.389	3.325
Prejuízo fiscal	204.931	51.233	-	61.442	15.360	-
Base negativa da contrib.social s/lucro	1.451.895	-	116.152	1.306.439	-	104.515
	1.979.825	**131.982**	**136.467**	**1.690.301**	**95.965**	**124.743**

Estudos desenvolvidos pelo órgão de planejamento econômico-financeiro da Companhia indicam que os ativos diferidos pertinentes ao imposto de renda deverão ser utilizados até o ano de 2001 e os relativos à contribuição social, até o ano de 2009.

Conciliação da Contribuição Social e Imposto de Renda, no resultado

	R$ mil
Resultado antes dos tributos	**(150.106)**
Imposto de Renda - 25%	37.525
Contribuição Social - 8%	12.009
	49.534
Imposto de renda e contribuição social sobre:	
. 13º salário dos dirigentes	(1)
. Encargos sobre contingências tributárias indedutíveis	(1.173)
Imposto de renda e contribuição social no resultado	**48.360**

NOTA 7 – ATIVO PERMANENTE

Investimentos

Em 1° de março de 1999 a Companhia adquiriu, por R$ 288 mil, 15 bônus de subscrição de ações da Companhia Energética Mercosul – CEM, detentora de concessão para construir e operar a usina hidrelétrica Cana Brava, localizada no Rio Tocantins, Estado de Goiás, cuja potência mínima instalada será de 450 MW.

O início de operação da usina está previsto para o segundo semestre de 2002.

Cada bônus dá direito à subscrição de 1.000.000 de ações, sendo 333.333 ordinárias e 666.667 preferências.

Ainda no curso do 1° trimestre/99, a Companhia exerceu o direito de subscrição com a utilização de 1 bônus de subscrição de ações, integralizando o capital correspondente, no valor de R$ 1.000 mil, e efetuou adiantamento para futuro aumento de capital no valor de R$ 14.000 mil, cujas subscrição e integralização estão condicionadas à assinatura, pela CEM, de contrato de financiamento e emissão de ordem de início das obras do empreendimento Cana Brava.

As operações acima estão contabilizadas nas rubricas " Participações Societárias Permanentes", no Ativo Permanente (R$ 1.019 mil) e "Adiantamento para Futuro Aumento de Capital" (R$ 14.269 mil), no Realizável a Longo Prazo.

04.01 - NOTAS EXPLICATIVAS

Ativo Imobilizado

As principais informações a respeito do ativo imobilizado, são as seguintes:

a) Composição

		R$ mil			
	Depreciação	31.03.99			31.12.98
	Taxas Médias (%)	Custo Corrigido	Depreciação Acumulada	Imobilizado Líquido	Imobilizado Líquido
Imobilizações em Serviço					
Geração Hidráulica					
UHE Salto Santiago	2,4	640.851	376.360	264.491	268.479
UHE Salto Osório	2,5	287.187	179.311	107.876	108.954
UHE Passo Fundo	2,4	115.278	71.954	43.324	43.301
		1.043.316	**627.625**	**415.691**	**420.734**
Geração Térmica					
Complexo Jorge Lacerda	4,3	2.424.650	559.801	1.864.849	1.889.019
UTE Charqueadas	5,2	51.501	38.195	13.306	13.696
UTE Alegrete	4,4	7.315	6.942	373	200
		2.483.466	**604.938**	**1.878.528**	**1.902.915**
Sistema de Comunicação	**6,2**	**1.624**	**424**	**1.200**	**1.225**
Equipamentos Gerais	**10,0**	**15.514**	**5.993**	**9.521**	**9.803**
		3.543.920	**1.238.980**	**2.304.940**	**2.334.677**
Imobilizações em Curso					
Geração Hidráulica					
UHE ITÁ		1.075.708	-	1.075.708	1.056.555
UHE Machadinho		131.716	-	131.716	130.375
Outros		1.305	-	1.305	3.075
		1.208.729	-	**1.208.729**	**1.190.005**
Geração Térmica					
UTE Jacuí		69.501	-	69.501	67.123
Outros		3.546	-	3.546	5.993
		73.047	-	**73.047**	**73.116**
Outros		**1.552**	-	**1.552**	**746**
		1.283.328	-	**1.283.328**	**1.263.867**
		4.827.248	**1.238.980**	**3.588.268**	**3.598.544**

04.01 - NOTAS EXPLICATIVAS

b) taxas de depreciação

Em cumprimento ao que determinou a Agência Nacional de Energia Elétrica - ANEEL, através de sua Resolução nº 002, de 24.12.97, alterada pela Resolução nº 044, de 17.03.99, a partir de 1º de janeiro de 1999 a Companhia procedeu ao cálculo e à contabilização das quotas de depreciação, tomando por base as taxas definidas e os saldos contábeis registrados nas respectivas Unidades de Cadastro – UC, cuja taxa média de cada usina está informada no item 'a' desta nota.

c) Usina Termelétrica JACUÍ

Em 12.03.99 através da correspondência CE-PRE-G-0058/99, remetida à Agência Nacional de Energia Elétrica - ANEEL, cumprindo exigências do Edital de Privatização da GERASUL, a Companhia comunicou sua intenção de concluir o mais rápido possível a obra da UTE JACUÍ, desde que satisfeitas as seguintes condições:
1) compromisso do Banco Nacional de Desenvolvimento Social - BNDES, de financiar 60% do projeto;
2) confirmação pela ANEEL, do repasse dos custos de energia para os consumidores finais, condição necessária à concretização dos contratos de vendas da energia gerada, para as concessionárias distribuidoras no Estado do Rio Grande do Sul (CEEE, AES-SUL e RGE);
3) outorga pela ANEEL de nova autorização para comercializar a energia elétrica produzida;
4) assinatura do contrato de fornecimento de carvão mineral;
5) concretização de contrato de conclusão da Obra, em regime de empreitada integral preço global (Turn Key Lump Sum), em valores compatíveis com o mercado;
6) ausência de obstáculos jurídicos e conseqüências financeiras daí advindas, que interfiram no processo de conclusão das obras;
7) ausência de impedimentos à obtenção das licenças ambientais necessárias.

A ANEEL, através do OFÍCIO Nº 173/1999-DR, de 29.03.99, entendeu como adequado o cumprimento pela Companhia, ao disposto no Edital de Privatização.

d) capacidade de recuperação através de operações futuras

A Companhia, com base em projeções preliminares de fluxo de caixa futuro descontado para valor presente, elaboradas internamente, avaliou que alguns ativos não serão recuperados pelas suas operações futuras. A Administração da Companhia não constituiu provisão para perda sobre estes ativos porque a expectativa é que, no conjunto, produzirão fluxo de caixa positivo.

e) apropriação dos encargos financeiros e efeitos inflacionários

Os encargos financeiros e efeitos inflacionários vinculados a empréstimos e financiamentos foram reconhecidos da seguinte forma:

	R$ mil	
	31.03.99	**31.03.98**
Encargos financeiros		
Apropriados no Resultado	29.986	27.940
Transferidos para as Imobilizações em Curso	(4.656)	(3.981)
	25.330	**23.959**
Efeitos inflacionários		
Apropriados no Resultado	188.072	9.563
Transferidos para as Imobilizações em Curso	(701)	(462)
	187.371	**9.101**

f) indisponibilidade dos bens

De acordo com os Decretos nº 41.019/57 e 2.003/96, e artigo 6º da Resolução ANEEL nº 318/98, os bens e instalações utilizados na produção, transmissão e distribuição de energia elétrica, são vinculados a esses serviços, não podendo os mesmos ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Poder Concedente.

NOTA 8 – EMPRÉSTIMOS, FINANCIAMENTOS E ENCARGOS

As principais informações a respeito dos empréstimos e financiamentos em moeda estrangeira e nacional, são as seguintes:

a) composição

	R$ mil					
	31.03.99			31.12.98		
	circulante	longo prazo	total	circulante	longo prazo	total
MOEDA NACIONAL						
ELETROBRÁS	81.696	481.583	563.279	109.197	462.904	572.101
Instituições Financeiras	266	42	308	597	64	661
Fornecedores	13.433	24.655	38.088	11.875	24.726	36.601
Fundação ELOS	5.453	65.647	71.100	5.228	64.827	70.055
	100.848	**571.927**	**672.775**	**126.897**	**552.521**	**679.418**
MOEDA ESTRANGEIRA						
Secretaria do Tesouro Nacional	45.059	512.234	557.293	30.283	369.260	399.543
Instituições Financeiras	28.532	49.114	77.646	16.563	45.885	62.448
	73.591	**561.348**	**634.939**	**46.846**	**415.145**	**461.991**
	174.439	**1.133.275**	**1.307.714**	**173.743**	**967.666**	**1.141.409**

b) mutação no trimestre

	R$ mil
Circulante	
Saldo em 31.12.98	**173.743**
Pagamentos	(74.023)
Transferências do longo prazo	29.613
Reescalonamento (longo prazo)	(3.964)
Encargos gerados no trimestre	33.342
Variações monetárias geradas no trimestre	15.728
Saldo em 31.03.99	**174.439**

04.01 - NOTAS EXPLICATIVAS

	R$ mil
Exigível a Longo Prazo	
Saldo em 31.12.98	**967.666**
Novos Financiamentos	22.269
Transferências para o circulante	(29.613)
Transferências do circulante	3.964
Encargos gerados no trimestre	(3.355)
Variações monetárias geradas no trimestre	172.344
Saldo em 31.03.99	**1.133.275**

c) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:

	31.03.99			31.12.98		
moeda	**$**	**R$ mil**	**%**	**$**	**R$ mil**	**%**
US$	245.634	422.982	66,62	245.146	296.308	64,14
DM	115.137	109.435	17,23	115.199	83.973	18,17
L	36.899	102.522	16,15	40.738	81.710	17,69
		634.939	**100,00**		**461.991**	**100,00**

d) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:

	R$ mil	
	31.03.99	**31.12.98**
2000	83.336	90.882
2001	115.158	95.318
2002	80.373	70.284
2003	89.467	77.938
2004	111.701	95.970
2005	121.006	105.023
Após 2005 até 2024	532.234	432.251
	1.133.275	**967.666**

04.01 - NOTAS EXPLICATIVAS

e) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Mercado Interno
Taxas fixas de 6,00% a 12,00 a.a.
Taxas flutuantes de 9,89% a 18,06% a.a.

Mercado Externo
Taxas fixas de 3,00% a 12,50% a.a.
Taxas flutuantes de 3,99% a 7,75% a.a.

04.01 - NOTAS EXPLICATIVAS

NOTA 9 – TRIBUTOS E CONTRIBUIÇÕES SOCIAIS

Grande parte dos tributos e contribuições sociais devidos pela Companhia encontra-se parcelada pelos órgãos arrecadadores. A composição dos tributos e contribuições sociais é a seguinte:

	R$ mil					
	31.03.99				31.12.98	
	parcelas vincendas	circulante	longo prazo	total	parcelas vincendas	total
Contribuição Social						
Parcelamento em 99 meses	41	1.380	3.342	4.722	44	4.986
Parcelamento em 120 meses	62	3.336	13.883	17.219	65	17.705
Parcelamento em 6 meses	4	1.077	-	1.077	-	-
Em processo de postergação de vencimento	-	4.201	-	4.201	-	5.286
Em processo administrativo p/compensação	-	-	-	-	-	3.065
		9.994	**17.225**	**27.219**		**31.042**
Imposto de Renda Pessoa Jurídica						
Parcelamento em 120 meses	62	**841**	**3.503**	**4.344**	65	**4.468**
COFINS						
Parcelamento em 120 meses	62	4.953	20.637	25.590	65	26.321
Parcelamento em 72 meses	68	9.137	42.606	51.743	71	51.332
Corrente	-	2.445	-	2.445	-	2.070
		16.535	**63.243**	**79.778**		**79.723**
PASEP						
Parcelamento em 60 meses	2	269	-	269	5	659
Parcelamento em 72 meses	68	234	1.091	1.325	71	1.367
		503	**1.091**	**1.594**		**2.026**
PIS						
Corrente	-	**529**	-	**529**	-	294
INSS						
Parcelamento em 240 meses	167	722	9.311	10.033	170	10.115
Parcelamento em 96 meses	66	270	1.210	1.480	69	1.540
Corrente	-	782	-	782	-	690
		1.774	**10.521**	**12.295**		**12.345**
Outros	-	**1.214**	-	**1.214**	-	**756**
		31.390	**95.583**	**126.973**		**130.654**

NOTA 10 – PROVISÃO FUNDAÇÃO ELOS

	R$ mil			
	31.03.99		31.12.98	
	circulante	longo prazo	circulante	longo prazo
Despesas administrativas	12.212	-	11.297	-
Complementação aposentadoria - SB 40	19.760	84.766	9.282	83.218
Contribuição suplementar	569	-	486	-
	32.541	**84.766**	**21.065**	**83.218**

A rubrica "Complementação de aposentadoria - SB 40" refere-se a conversão de aposentadorias especiais em aposentadorias por tempo de serviço.

NOTA 11 – PROVISÕES – OUTRAS

	R$ mil			
	31.03.99		31.12.98	
	circulante	longo prazo	circulante	longo prazo
Programa de reestruturação (1)	23.986	-	24.300	-
Provisão para grandes manutenções (2)	5.361	12.657	5.040	12.218
Outras	237	-	897	-
	29.584	**12.657**	**30.237**	**12.218**

1) Os valores provisionados sob o titulo de "Programa de reestruturação" referem-se, substancialmente, ao Programa de Demissão Incentivada, o qual tem como beneficio financeiro 1,2 remuneração por ano de trabalho na Companhia, mais assistência médico-hospitalar durante 12 meses e pagamento do fundo de pensão por 2 anos. Relativamente aos empregados que vierem a adquirir condição de aposentadoria pelo INSS nos próximos 5 anos, a Companhia assume o custo da contribuição ao fundo de pensão até aquela data. O referido programa tem finalidade de adequar a Companhia ao ambiente competitivo do mercado. O prazo para adesão encerrar-se-á em 30.04.1999, com um prazo de até 6 meses para o desligamento, exceto para o corpo gerencial, cuja data limite de adesão será 30.04.2000.

04.01 - NOTAS EXPLICATIVAS

04.01 - NOTAS EXPLICATIVAS

2) Os valores provisionados sob o título de "Provisão para Grandes Manutenções" referem-se à estimativa dos gastos necessários à preservação das condições de operação do parque gerador, efetuada com base em plano executivo de manutenções programadas, cujas realizações estão previstas para os seguintes periodos:

	R$ mil	
	Circulante	**Longo Prazo**
1999	5.091	-
2000	270	4.090
2001	-	3.347
2002	-	4.196
Após 2002 até 2007	-	1.024
	5.361	12.657

NOTA 12 – PROVISÕES PARA CONTINGÊNCIAS

As provisões para contingências contemplam os riscos trabalhistas, tributários e cíveis que são de conhecimento da Companhia, cujos valores são estimados pelo órgão jurídico e encontram-se atualizados até 31.03.99 pelos índices utilizados pelo poder judiciário.

NOTA 13 – OBRIGAÇÕES ESPECIAIS

	R$ mil	
	31.03.99	**31.12.98**
Doações e subvenções destinadas a investimentos	47.149	47.149
Reversão e amortização	2.230	2.230
Participação da União	3.758	3.758
Outras	2.639	2.639
	55.776	55.776

Em virtude de sua natureza, estas contas não representam obrigações financeiras efetivas e, desta forma, não devem ser incluídas como exigibilidades, para fins de determinação de indicadores econômico-financeiros.

NOTA 14 – PATRIMÔNIO LÍQUIDO

O capital social é de R$ 2.085.977 mil, dividido em 454.100.458.846 ações ordinárias nominativas, 73.460.000 ações preferenciais nominativas classe "A" e 84.917.297.330 ações preferenciais nominativas classe "B" , todas sem valor nominal.
As ações preferenciais não garantem direito a voto e não são conversíveis em ações ordinárias, entretanto, gozam de prioridade no reembolso do capital e distribuição de dividendos, às taxas de 8,00%, no caso de ações classe "A" e 6,00%, para as de classe "B", calculadas sobre o capital social das respectivas classes de ações.
O quadro societário da Companhia, em 31.03.99, está assim constituído:

	% do capital			
acionistas	ON	PNA	PNB	total
TRACTEBEL	77,27	23,14	25,88	69,17
UNIÃO	5,82	-	2,07	5,22
FND	0,54	-	-	0,46
BNDESPAR	0,60	-	10,60	2,18
OUTROS	15,77	76,86	61,45	22,97
	100,00	100,00	100,00	100,00

NOTA 15 - VARIAÇÕES CAMBIAIS DE DÍVIDAS EM MOEDA ESTRANGEIRA

Em 15.01.99 o Banco Central do Brasil alterou a política cambial, extinguindo a banda cambial pela qual administrava a margem de flutuação do Real em relação ao Dólar norte-americano, deixando ao mercado a livre negociação da taxa de câmbio. Em conseqüência destas mudanças, as taxas de câmbio incorreram em flutuações muito acentuadas no 1° trimestre de 1999, gerando perda cambial no valor de R$ 182.474 mil, decorrentes de dívidas em moedas externas.

A Companhia manteve no Resultado do período a perda cambial, em virtude de se tratarem de atualizações monetárias de empréstimos e financiamentos vinculados a bens que já se encontram em operação.

NOTA 16 - ENTIDADE FECHADA DE PREVIDÊNCIA PRIVADA

A Companhia é patrocinadora da Fundação Eletrosul de Previdência e Assistência Social - ELOS, entidade sem fins lucrativos que tem como objetivo básico a complementação de aposentadoria aos seus empregados. A Fundação adota o plano do tipo benefício definido, com regime financeiro de capitalização.

A última revisão atuarial procedida na Fundação ELOS foi em 31 de dezembro de 1998 e apresentou superávit técnico de R$ 1.874 mil, relativamente às reservas matemáticas de responsabilidade da Companhia.

Com base na posição das reservas matemáticas recorrentes para 31.03.99, a Fundação ELOS apresentou superávit técnico de R$ 26.447 mil, também no que se refere às reservas matemáticas de responsabilidade da Companhia.

A contribuição da Companhia corresponde a duas vezes a contribuição de seus empregados e mais 1,2% sobre a folha de salários, com o objetivo de amortizar as reservas da Fundação, em consonância com o plano de custeio e cálculos atuariais. A contribuição relativa ao 1° trimestre de 1999 foi de R$ 1.030 mil (R$ 1.236 em 1998).

As despesas administrativas da Fundação estão contempladas no capítulo de custeio do seu regulamento do Plano de Benefícios e são de responsabilidade das patrocinadoras, não podendo exceder a 15% do total das receitas previdenciais.

Conforme prevê o Regulamento do Plano de Benefícios da Fundação, a Companhia é responsável pelo ônus decorrente da conversão de aposentadorias especiais em aposentadorias por tempo de serviço, concernentes aos seus empregados e aqueles que se encontravam em benefício na data da cisão da ELETROSUL. O montante desse compromisso encontra-se provisionado sob o título de "complementação de aposentadoria - SB 40" (Ver Nota 10).

NOTA 17 - INSTRUMENTOS FINANCEIROS

A Comissão de Valores Mobiliários, através da Instrução n° 235, de 23.03.95, estabeleceu mecanismo para divulgação em nota explicativa do valor de mercado dos instrumentos financeiros, reconhecidos ou não nas Demonstrações Financeiras.

Considerando as características próprias da Companhia, destacamos como valores significativos suscetíveis de avaliação pelo valor de mercado, os relativos aos contratos de empréstimos com a Centrais Elétricas Brasileiras S.A. - ELETROBRÁS, para financiamento dos projetos de expansão, que são remunerados a uma taxa de juros equivalente a 10% a.a. A definição dessa taxa pela ELETROBRÁS leva em conta o prêmio de risco compatível com as atividades do setor. Considerando as circunstâncias especiais envolvidas no financiamento dos seus projetos de expansão, o valor de mercado destes empréstimos corresponde ao seu valor contábil.

NOTA 18 - ADEQUAÇÃO DOS SISTEMAS ELETRÔNICOS - ANO 2000

A Administração da Companhia, em atendimento às exigências da CVM e ANEEL, está procedendo à adequação dos sistemas eletrônicos para o ano 2000, cujo estágio atual está descrito a seguir:

Sistemas de Informação: A Companhia está em fase de conclusão da conversão de seus sistemas corporativos, estando com 95% dos trabalhos concluídos. Além desta providência, a Companhia iniciou neste trimestre a implantação de software integrado de Gestão Empresarial, totalmente compatível com o Ano 2000, com conclusão da implantação prevista para Dezembro de 1999.

Software e Equipamentos de Rede: A Companhia adquiriu versões atualizadas de seus softwares e equipamentos de rede corporativa, estando em fase de implantação dos mesmos, com conclusão prevista para Abril de 1999.

Sistemas de Controle de Hidrelétricas: Concluidas todas as etapas previstas no Projeto Ano 2000, estando as instalações compatíveis.

Sistemas de Controle de Termelétricas: Concluídas as etapas de Inventário e Testes, pendente apenas a certificação de Equipamento de Acompanhamento de Aquisição de Dados, previsto para o próximo trimestre.

Até o momento foi gasto o montante de R$ 741.000,00 no Projeto.

Previsto nas atividades do Projeto Ano 2000, para o próximo período, análise e proposição de ações para contingências.

04.01 - NOTAS EXPLICATIVAS

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

A evolução do resultado do trimestre, ao longo dos meses de sua formação, é a seguir demonstrada:

	R$ mil				
	1999				1998
Descrição	**janeiro**	**fevereiro**	**março**	**total**	**1° trim Reclassificado**
Receita Bruta	**60.139**	**61.490**	**63.630**	**185.259**	**148.334**
Suprimento de Energia Elétrica	43.206	45.058	47.593	135.857	113.803
Subvenção Combustível - CCC	16.905	16.334	16.095	49.334	34.446
Outras Receitas	28	98	(58)	68	85
Deduções da Receita Bruta	**(1.854)**	**(2.448)**	**(3.547)**	**(7.849)**	**(5.589)**
Impostos e Contrib.sobre a Receita	(1.145)	(1.739)	(2.839)	(5.723)	(2.947)
Reserva Global de Reversão - RGR	(709)	(709)	(708)	(2.126)	(2.642)
Receita Líquida	**58.285**	**59.042**	**60.083**	**177.410**	**142.745**
Custo dos Produtos Vendidos	(33.364)	(33.387)	(32.525)	(99.276)	(91.437)
Resultado Bruto	**24.921**	**25.655**	**27.558**	**78.134**	**51.308**
Despesas Operacionais	**(303.978)**	**(34.804)**	**111.744**	**(227.038)**	**(70.418)**
Com Vendas	(278)	(278)	(277)	(833)	-
Gerais e Administrativas	(5.835)	(268)	(4.150)	(10.253)	(28.247)
Financeiras Liquidas	(298.143)	(34.536)	115.894	(216.785)	(42.171)
Resultado Operacional	**(279.057)**	**(9.149)**	**139.302**	**(148.904)**	**(19.110)**
Resultado Não Operacional	-	(946)	(256)	(1.202)	19
Resultado Antes dos Tributos	**(279.057)**	**(10.095)**	**139.046**	**(150.106)**	**(19.091)**
Contribuição Social	22.236	709	(11.221)	11.724	1.028
Imposto de Renda	69.486	2.219	(35.069)	36.636	4.481
Prejuízo do Trimestre	**(187.335)**	**(7.167)**	**92.756**	**(101.746)**	**(13.582)**

As receitas de suprimento de energia elétrica no 1° trimestre/99 em relação a igual período de 1998, apresentaram crescimento de 19,38%, justificado basicamente, pelo incremento de 5,07% no faturamento de energia elétrica e 13,61% na tarifa média, em função da assinatura em 1° de setembro de 1998, dos Contratos Iniciais de Compra e Venda de Energia Elétrica com as Empresas concessionárias e definição da tarifa de geração.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

A Companhia constituiu provisões operacionais, demonstradas na rubrica "Gerais e Administrativas", descritas a seguir:

- complementação aposentadoria - SB-40, para conversão de aposentadorias especiais em aposentadorias por tempo de serviço, em função da atualização dos cálculos atuáriais de R$ 15.332 mil;
- provisão relativa as contingências trabalhistas no valor de R$ 1.516 mil ;
- provisão relativa as contingências cíveis e comerciais no valor de R$ 32 mil.

Também foram efetuadas reversões de provisões operacionais no montante de R$ 19.568 mil, dos quais R$ 10.498 mil se referem a realização das provisões constituídas, que no momento do pagamento são apropriadas nas devidas naturezas de despesas e os R$ 9.070 mil restantes referem-se a encerramento ou recálculo de processos trabalhistas.

O resultado financeiro no trimestre foi afetado, significativamente, pelo comportamento da cesta de moedas estrangeiras, em função das mudanças na política cambial. Em conseqüência destas mudanças, as taxas de câmbio incorreram em flutuações muito acentuadas no mês de janeiro. No mês março houve uma sensível recuperação do Real frente às outras moedas, remanescendo perda cambial no valor de R$ 182.474 mil (Ver Nota Explicativa nº 15).

A dívida externa da Companhia representa 48,55% do total dos empréstimos, financiamentos e respectivos encargos e conseqüentemente, sofreu um acréscimo substancial no seu valor.

O comportamento da cesta de moedas estrangeiras e a respectiva média ponderada, calculada proporcionalmente ao montante das dívidas em cada uma das moedas, pertinentes aos contratos que afetam o resultado, estão demonstrados a seguir:

	Variação % das moedas				
moedas	**jan**	**fev**	**mar**	**1º Trim/99**	**1º Trim/98**
US$	64,08	4,11	(16,60)	42,47	1,88
DM	58,30	1,03	(18,47)	30,39	(1,25)
L	63,03	1,37	(16,18)	38,52	3,02
média ponderada	**62,84**	**3,07**	**(16,86)**	**39,65**	**1,46**

Deve-se ressaltar que o prejuízo apresentado neste trimestre decorre exclusivamente da perda cambial retro comentada.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Apesar do aumento no passivo circulante em função da desvalorização do Real, verifica-se mais uma vez, neste trimestre, uma sensível melhora no Capital Circulante Líquido e, conseqüentemente, no Índice de Liquidez Corrente de, respectivamente, R$ -176.451 para R$ -164.335 e de 0,45 para 0,48. Na interpretação destes indicadores deve-se considerar que o Ativo Circulante tem sua realização substancialmente concentrada no mês seguinte, enquanto o Passivo Circulante tem seus vencimentos estendidos nos 12 meses por ele compreendido, o que permitirá seu pagamento com geração futura de caixa. Este perfil permite à Companhia manter-se adimplente com seus compromissos.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Compromissos de Longo Prazo

A Companhia possui compromissos de longo prazo, dentre os quais destacamos:

a) Contrato de Conexão

Em conformidade com a Lei n° 9.648/98 e Decreto n° 2.655/98, estabelecendo que o acesso e uso dos sistemas de transmissão de energia elétrica sejam contratados separadamente da compra e venda de energia propriamente dita, a Companhia, em 20 de agosto de 1998, assinou o Contrato de Conexão com as Centrais Elétricas do Sul do Brasil S.A. - ELETROSUL, com vigência a partir de 1° de setembro de 1998.
A Companhia pagará, a título de encargo de conexão, o valor anual de R$ 3.334 mil estabelecido pela Resolução ANEEL n ° 262/98, de 13.08.98. Este valor será reajustado e revisado periodicamente pela ANEEL e/ou por acordo entre as partes.

b) Contrato de Uso do Sistema de Transmissão

A Companhia firmou contrato de uso do sistema de transmissão, de acordo com a Lei n° 9.648/98 e Decreto n° 2.655/98, com as Centrais Elétricas do Sul do Brasil S.A. - ELETROSUL, garantindo o uso da Rede Básica para entrega da energia contratada.
O contrato têm vigência a partir de 1° de setembro de 1998 e os encargos decorrentes serão integralmente atribuídos às concessionárias de distribuição, conforme Resolução ANEEL n° 248, de 07 de agosto de 1998, não representando, portanto, ônus para a Companhia.

c) Contratos Iniciais de Compra e Venda de Energia

A Companhia celebrou, com base na Lei 9.648/98, artigo 10 e nas normas do GCOI, os Contratos Iniciais de Compra e Venda de Energia, os quais terão vigência até 31 de dezembro de 2005, com reajustes pela variação do IGP-M em 1° de setembro de cada ano. Os clientes, montantes de energia e demanda, tarifas e totais a faturar, por exercício, estão demonstrados a seguir:

Ano - 1999

Cliente	Energia Contratada MWh	Demanda Contratada MW	Faturamento em R$ Mil	Tarifa Média R$/MWh
Centrais Elétricas de Santa Catarina S.A. - CELESC	7.822.680	16.991	199.857	25,55
Empresa Energética do Mato Grosso do Sul S.A. - ENERSUL	1.830.840	3.948	45.251	24,72
Companhia Estadual de Energia Elétrica - CEEE	1.366.560	3.162	47.127	34,49
AES Sul - Distribuidora Gaúcha de Energia S.A.	3.293.760	5.427	105.778	32,11
Rio Grande Energia S.A. - RGE	2.768.160	6.366	85.316	30,82
Furnas Centrais Elétricas S.A.	1.278.960	-	35.709	27,92
	18.360.960	**35.894**	**519.038**	**28,27**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Ano - 2000

Cliente	Energia Contratada MWh	Demanda Contratada MW	Faturamento em R$ Mil	Tarifa Média R$/MWh
Centrais Elétricas de Santa Catarina S.A. - CELESC	9.135.360	19.550	232.938	25,50
Empresa Energética do Mato Grosso do Sul S.A. - ENERSUL	2.160.864	4.651	53.395	24,71
Companhia Estadual de Energia Elétrica - CEEE	1.018.944	2.937	36.350	35,67
AES Sul - Distribuidora Gaúcha de Energia S.A.	3.276.432	5.527	105.483	32,19
Rio Grande Energia S.A. - RGE	2.679.120	6.490	83.187	31,05
Furnas Centrais Elétricas S.A.	3.276.432	-	91.478	27,92
	21.547.152	**39.155**	**602.830**	**27,98**

Ano - 2001

Cliente	Energia Contratada MWh	Demanda Contratada MW	Faturamento em R$ Mil	Tarifa Média R$/MWh
Centrais Elétricas de Santa Catarina S.A. - CELESC	10.222.920	21.632	260.286	25,46
Empresa Energética do Mato Grosso do Sul S.A. - ENERSUL	2.470.320	5.272	60.974	24,68
Companhia Estadual de Energia Elétrica - CEEE	1.077.480	3.338	38.924	36,12
AES Sul - Distribuidora Gaúcha de Energia S.A.	3.442.680	5.739	110.696	32,15
Rio Grande Energia S.A. - RGE	2.960.880	7.291	92.157	31,12
Furnas Centrais Elétricas S.A.	4.581.480	-	127.915	27,92
	24.755.760	**43.272**	**690.951**	**27,91**

Ano - 2002

Cliente	Energia Contratada MWh	Demanda Contratada MW	Faturamento em R$ Mil	Tarifa Média R$/MWh
Centrais Elétricas de Santa Catarina S.A. - CELESC	10.222.920	21.632	260.286	25,46
Empresa Energética do Mato Grosso do Sul S.A. - ENERSUL	2.470.320	5.272	60.974	24,68
Companhia Estadual de Energia Elétrica - CEEE	1.077.480	3.338	38.924	36,12
AES Sul - Distribuidora Gaúcha de Energia S.A.	3.442.680	5.739	110.696	32,15
Rio Grande Energia S.A. - RGE	2.960.880	7.291	92.157	31,12
Furnas Centrais Elétricas S.A.	4.581.480	-	127.915	27,92
	24.755.760	**43.272**	**690.951**	**27,91**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Ano - 2003

Cliente	Energia Contratada MWh	Demanda Contratada MW	Faturamento em R$ Mil	Tarifa Média R$/MWh
Centrais Elétricas de Santa Catarina S.A. - CELESC	7.667.190	16.224	195.214	25,46
Empresa Energética do Mato Grosso do Sul S.A. - ENERSUL	1.852.740	3.954	45.730	24,68
Companhia Estadual de Energia Elétrica - CEEE	808.110	2.504	29.193	36,12
AES Sul - Distribuidora Gaúcha de Energia S.A.	2.582.010	4.304	83.022	32,15
Rio Grande Energia S.A. - RGE	2.220.660	5.468	69.118	31,12
Furnas Centrais Elétricas S.A.	3.436.110	-	95.936	27,92
	18.566.820	**32.454**	**518.213**	**27,91**

Ano - 2004

Cliente	Energia Contratada MWh	Demanda Contratada MW	Faturamento em R$ Mil	Tarifa Média R$/MWh
Centrais Elétricas de Santa Catarina S.A. - CELESC	5.125.464	10.816	130.453	25,45
Empresa Energética do Mato Grosso do Sul S.A. - ENERSUL	1.238.544	2.636	30.560	24,67
Companhia Estadual de Energia Elétrica - CEEE	540.216	1.669	19.506	36,11
AES Sul - Distribuidora Gaúcha de Energia S.A.	1.726.056	2.870	55.484	32,14
Rio Grande Energia S.A. - RGE	1.484.496	3.646	46.186	31,11
Furnas Centrais Elétricas S.A.	2.297.016	-	64.133	27,92
	12.411.792	**21.636**	**346.321**	**27,90**

Ano - 2005

Cliente	Energia Contratada MWh	Demanda Contratada MW	Faturamento em R$ Mil	Tarifa Média R$/MWh
Centrais Elétricas de Santa Catarina S.A. - CELESC	2.555.730	5.408	65.071	25,46
Empresa Energética do Mato Grosso do Sul S.A. - ENERSUL	617.580	1.318	15.243	24,68
Companhia Estadual de Energia Elétrica - CEEE	269.370	835	9.731	36,12
AES Sul - Distribuidora Gaúcha de Energia S.A.	860.670	1.435	27.674	32,15
Rio Grande Energia S.A. - RGE	740.220	1.823	23.039	31,12
Furnas Centrais Elétricas S.A.	1.145.370	-	31.979	27,92
	6.188.940	**10.818**	**172.738**	**27,91**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

d) Autorização para Geração de Energia Elétrica nas Usinas Termelétricas

Em 25 de setembro de 1998, a ANEEL emitiu a Resolução n° 304/98, autorizando a GERASUL a explorar a geração de energia elétrica nas usinas termelétricas de Charqueadas, Alegrete e Jorge Lacerda I, II, III e IV, bem como, as instalações de interesse restritos das usinas (subestações e elevatórias), sob o regime de produção independente de energia.

A autorização vigorará pelo prazo de 30 (trinta) anos, contados a partir da publicação desta Resolução, podendo ser prorrogado a critério da ANEEL.

e) Concessão do Uso do Bem Público

A Companhia celebrou em 28 de setembro de 1998, o contrato de Concessão ANEEL n° 192/98 com a UNIÃO, por intermédio da Agência Nacional de Energia Elétrica - ANEEL. Este contrato tem por objeto regular as concessões de uso do bem público para produção e comercialização de energia elétrica, na condição de produtor independente, por meio das centrais geradoras em operação. O contrato prevê a concessão pelo prazo de 30 (trinta) anos, contados a partir da data de sua assinatura, prorrogável nas condições que forem estabelecidas a critério da ANEEL, mediante requerimento da Companhia.

A Companhia pagará pelo uso do bem público, ao longo do prazo de 5 (cinco) anos, contados a partir da assinatura do Contrato de Concessão, valores anuais, em parcelas mensais, conforme disposto na Lei n° 9.648/98 e Decreto n° 2.655/98, abaixo discriminados:

. Usina Hidrelétrica Passo Fundo	R$	748 mil
. Usina Hidrelétrica Salto Osório	R$	3.373 mil
. Usina Hidrelétrica Salto Santiago	R$	4.384 mil

Os valores estabelecidos serão reajustados anualmente pela variação do Índice Geral de Preços do Mercado - IGP-M.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

RELATÓRIO DOS AUDITORES INDEPENDENTES SOBRE REVISÃO ESPECIAL

Aos Acionistas e à Administração da
Centrais Geradoras do Sul do Brasil S.A. - GERASUL
Florianópolis - SC

1. Efetuamos revisão especial das informações trimestrais - ITR da Centrais Geradoras do Sul do Brasil S.A. - GERASUL, compreendendo o balanço patrimonial em 31 de março de 1999, a demonstração do resultado correspondente ao período de três meses findo naquela data, bem como as respectivas notas explicativas, o relatório de desempenho e as informações relevantes, elaborados sob a responsabilidade de sua administração.

2. Nossa revisão foi efetuada de acordo com as normas estabelecidas pelo Instituto Brasileiro de Contadores - IBRACON em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, de: (a) indagação aos e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da Companhia quanto aos critérios adotados na elaboração das informações trimestrais; (b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e as operações da Companhia. Considerando que esta revisão não representou um exame de acordo com as normas de auditoria, não estamos emitindo parecer sobre as referidas informações trimestrais.

3. Baseados em nossa revisão especial, não temos conhecimento de qualquer modificação relevante que deva ser feita nas informações trimestrais referidas no parágrafo 1 para que estejam de acordo com os princípios contábeis emanados da legislação societária, aplicadas de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários especificamente aplicáveis à elaboração das informações trimestrais.

4. Conforme descrito na nota explicativa nº 7c, a Companhia possui construções em andamento referentes ao projeto Jacuí. A Companhia, cumprindo exigências do Edital de privatização da GERASUL, oficializou junto à Agência Nacional de Energia Elétrica - ANEEL a sua decisão de permanência no empreendimento. Entretanto, a Administração da Companhia ainda está em processo de renegociação dos contratos originais com os antigos fornecedores do projeto, portanto não tem como estimar eventuais perdas quanto aos passivos contingentes com fornecedores e outros envolvidos no projeto.

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

5. Conforme descrito na nota explicativa nº 7d, a Companhia, baseada em projeções preliminares de fluxo de caixa futuro descontado a valor presente, elaboradas internamente, avaliou que alguns ativos não serão recuperados pelas suas operações futuras. A Administração da Companhia não constituiu provisão para perda sobre estes ativos porque a expectativa é que, no conjunto, produzirão fluxo de caixa futuro positivo.

6. Anteriormente, examinamos o balanço patrimonial da Companhia em 31 de dezembro de 1998, e emitimos nosso parecer, sem ressalvas, datado de 10 de fevereiro de 1999.

7. A demonstração do resultado referente ao trimestre findo em 31 de março de 1998 foi revisada por outros auditores independentes, os quais emitiram relatório de revisão especial, sem ressalvas, datado de 15 de maio de 1998.

Rio de Janeiro, 29 de abril de 1999

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC-SP 11.609 S/RJ

MARCELO C. ALMEIDA
Contador
CRC-RJ 36.206-3

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

ÍNDICE

STANDARDIZED FINANCIAL INFORMATION (DFP)

December 31, 1998

Contains:

- Financial results
- Notes

DFP - STANDARDIZED FINANCIAL STATEMENTS

Period ended: 12/31/1998

BALANCE SHEET (R$ thousands)

ASSETS

Code	Description	12/31/1998		
1	Total Assets	3,999,914	0	0
1.01	*Current Assets*	145,763	0	0
1.01.01	Availabilities	589	0	0
1.01.02	Credits	119,834	0	0
1.01.02.01	Consumers and concessionaires	60,394	0	0
1.01.02.02	Titles and Securities	59,440	0	0
1.01.03	Inventories	5,487	0	0
1.01.04	Other	19,853	0	0
1.01.04.01	Credits from Fuel Consumption Bill (CCC)	12,288	0	0
1.01.04.02	Taxes and Social Contributions receivable	2,544	0	0
1.01.04.03	Property transfer, shutdowns, services and availabilites	1,042	0	0
1.01.04.04	Anticipated expenses	2,272	0	0
1.01.04.05	Other	1,707	0	0
1.02	*Long-term Assets*	253,997	0	0
1.02.01	Credits (several)	0	0	0
1.02.02	Credits with Related Parties	0	0	0
1.02.02.01	With Joint Parties	0	0	0
1.02.02.02	With Controlled Parties	0	0	0
1.02.02.03	With Other Related Parties	0	0	0
1.02.03	Other	253,997	0	0
1.02.03.01	Concessions Bidable	16,441	0	0
1.02.03.02	Deposits Related to Litigation	7,451	0	0
1.02.03.03	Deferred Fiscal Credits	220,708	0	0
1.02.03.04	Taxes and Social Contributions receivable	6,609	0	0
1.02.03.05	Other	2,788	0	0
1.03	*Fixed Assets*	3,600,154	0	0
1.03.01	Investments	1,610	0	0
1.03.01.01	Share in Joint Parties	0	0	0
1.03.01.02	Share in Controlled Parties	0	0	0
1.03.01.03	Other Investments	1,610	0	0
1.03.02	*Fixed*	3,598,544	0	0
1.03.03	Deferred	0	0	0

LIABILITIES

Code	Description	12/31/1998		
2	Total Liabilities	3,999,914	0	0
2.01	*Current Liabilites*	322,214	0	0
2.01.01	Loans and Financing	173,743	0	0
2.01.02	Debentures	0	0	0
2.01.03	Suppliers	19,160	0	0
2.01.04	Taxes, Fees, and Contributions	33,161	0	0
2.01.05	Dividends Payable	1,812	0	0
2.01.06	Provisions	70,170	0	0
2.01.07	Related Party Debt	0	0	0
2.01.08	Other	24,168	0	0
2.01.08.01	Global Reversal Reserve	3,688	0	0
2.01.08.02	Employee Profit-Sharing	2,545	0	0
2.01.08.03	*Global Reversal Reserve*	7,223	0	0
2.01.08.04	Financial Compensation for the Utilisation of Water Resources	2,861	0	0
2.01.08.05	Other	7,851	0	0
2.02	*Long-term Liabilities*	1,391,465	0	0
2.02.01	Loans and Financing	967,666	0	0
2.02.02	Debentures	0	0	0
2.02.03	Provisions	253,201	0	0
2.02.03.01	Estimated Obligations	157,765	0	0
2.02.03.02	Contingencies	95,436	0	0
2.02.04	Related Party Debt	0	0	0
2.02.05	Other	170,598	0	0
2.02.05.01	Taxes and Social Contributions (In installments)	97,493	0	0
2.02.05.02	Deferred Income Tax	17,329	0	0
2.02.05.03	Special Obligations	55,776	0	0
2.03	*Future Period Results*	0	0	0
2.05	*Shareholders' Equity*	2,286,235	0	0
2.05.01	Paid-in Capital	2,085,977	0	0
2.05.02	Capital Reserves	91,695	0	0
2.05.03	Reappraisal Reserves	0	0	0
2.05.03.01	*Own Assets*	0	0	0
2.05.03.02	Controlled/Joint	0	0	0
2.05.04	Profits Reserve	5,818	0	0

2.05.04.01	Legal	381	0	0
2.05.04.02	Statutory	0	0	0
2.05.04.03	For Contingencies	0	0	0
2.05.04.04	From Profits Realizable	0	0	0
2.05.04.05	Retained Earnings	5,437	0	0
2.05.04.06	For Retained Dividends	0	0	0
2.05.04.07	Other Profits Reserve	0	0	0
2.05.05	Accumulated Income/Loss	102,745	0	0

INCOME STATEMENT (in R$ thousands)

Code	Description	2/01/1998 to 12/31/1998		
3.01	*Gross Revenue from Sales and/or Services Rendered*	579,935	0	0
3.01.01	Electrical Energy Supply	452,957	0	0
3.01.02	Fuel Subsidy (CCC)	126,596	0	0
3.01.03	Other	382	0	0
3.02	*Gross Revenue Deductions*	(24,815)	0	0
3.02.01	Taxes and Social Contributions	(15,042)	0	0
3.02.02	Global Reversal Reserve	(9,773)	0	0
3.03	*Net Income from Sales and/or Services Rendered*	555,120	0	0
3.04	*Cost of Goods and/or Services Rendered*	(345,439)	0	0
3.04.01	Personnel	(35,434)	0	0
3.04.02	Material	(7,420)	0	0
3.04.03	Third-party Services	(14,102)	0	0
3.04.04	Fuel for Electrical Energy Production (CCC)	(126,596)	0	0
3.04.05	Financial Compensation for Use of Water Resources	(17,302)	0	0
3.04.06	Depreciation and Amortization	(139,265)	0	0
3.04.07	Other	(5,320)	0	0
3.05	*Gross Result*	209,681	0	0
3.06	*Operating Expenses/Income*	(215,227)	0	0
3.06.01	With Sales	0	0	0
3.06.02	General and Administrative	(17,513)	0	0
3.06.02.01	Personnel	(11,441)	0	0
3.06.02.02	Third-party Services	(4,955)	0	0
3.06.02.03	Rent	(1,117)	0	0
3.06.03	Financial	(167,098)	0	0
3.06.03.01	Financial Income	8,738	0	0
3.06.03.01.01	Income from Investments	6,381	0	0
3.06.03.01.02	Other	2,357	0	0
3.06.03.02	Financial Expenses	(175,836)	0	0
3.06.03.02.01	Debt Duty	(85,545)	0	0
3.06.03.02.02	Duty on Taxes and Social Contributions	(30,114)	0	0
3.06.03.02.03	Other	(7,310)	0	0
3.06.03.02.04	Monetary Variation without Financing	(47,698)	0	0
3.06.03.02.05	Monetary Variation - Other	(5,169)	0	0
3.06.04	Other Operating Income	0	0	0
3.06.05	Other Operating Expenses	(30,616)	0	0
3.06.05.01	*Operational Provision Constitution*	(102,245)	0	0
3.06.05.02	Operational Provision Reversal	79,335	0	0
3.06.05.03	General Expenses	(10,158)	0	0
3.06.05.04	Expense Retrieval	4,220	0	0
3.06.05.05	Other	(1,768)	0	0
3.06.06	Equity Equivalence Result	0	0	0
3.07	*Operating Profit (Loss)*	(5,546)	0	0
3.08	*Non-Operating Profit (Loss)*	(9,414)	0	0
3.08.01	Revenue	42	0	0
3.08.02	Expenses	(9,456)	0	0
3.09	*EBIT*	(14,960)	0	0
3.10	*Income Tax and Social Contributions Provision*	25,135	0	0
3.11	*Deferred Income Tax*	0	0	0
3.12	*Statutory Equity/Contributions*	(2,545)	0	0
3.12.01	Equity	(2,545)	0	0
3.12.02	Contributions	0	0	0
3.13	*Reversal of Interest on Own Capital*	0	0	0
3.15	*Profit (loss) in Period*	7,630	0	0
	NUMBER OF SHARES, EX-TREASURY (thousands)	539,091,216	0	0
	PROFIT PER SHARE	*0.00001*	*0.00000*	*0.00000*
	LOSS PER SHARE			

RESOURCE ORIGINS AND DESTINATIONS (R$ thousands)

Code	Description	2/01/1998 to 12/31/1998		
4.01	*Origin*	264,735	0	0
4.01.01	From Operating	208,322	0	0
4.01.01.01	Profit/Loss in Period	7,630	0	0
4.01.01.02	Amounts that do not influence Current Capital	200,692	0	0

4.01.02	From Shareholders' Equity	0	0	0
4.01.03	From Third Parties	56,413	0	0
4.02	*Investments*	231,792	0	0
4.03	*Increase/Decrease in Current Capital*	32,943	0	0
4.04	*Change in Current Assets*	59,902	0	0
4.04.01	Current Assets at Beginning of Period	85,861	0	0
4.04.02	Current Assets at End of Period	145,763	0	0
4.05	*Change in Current Liabilities*	26,959	0	0
4.05.01	Current Liabilities at Beginning of Period	295,255	0	0
4.05.02	Current Liabilities at End of Period	322,214	0	0

CHANGES IN NET EQUITY (R$ thousands)
(From 2/01/1998 to 12/31/1998)

Code	Description	Equity	Capital Reserves	Reassessment Reserves	Profit Reserves	Accumulated Profit/Loss	Total Net Assets
5.01	Initial Balance	2,085,977	0	0	0	0	2,085,977
5.02	Adjustments from Previous Periods	0	0	0	0	102,745	102,745
5.03	Increase/Decrease in Equity	0	0	0	0	0	0
5.04	Reserve Realization	0	91,695	0	0	0	91,695
5.05	Treasury Stock	0	0	0	0	0	0
5.06	Profit/Loss in Period	0	0	0	0	7,630	7,630
5.07	Destinations	0	0	0	5,818	(7,630)	(1,812)
5.08	Other	0	0	0	0	0	0
5.09	*End Balance*	2,085,977	91,695	0	5,818	102,745	2,286,235

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

4 - NIRE
42300024384

01.02 - SEDE

1 - ENDEREÇO COMPLETO	2 - BAIRRO OU DISTRITO
RUA: DEPUTADO ANTÔNIO EDU VIEIRA, 999	PANTANAL

3 - CEP	4 - MUNICÍPIO	5 - UF
88040-901	FLORIANÓPOLIS	SC

6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
048	231-7052	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
048	234-4307	-	-	

15 - E-MAIL
moser@gerasul.com.br

01.03 - DIRETOR DE RELAÇÕES COM O MERCADO (Endereço para Correspondência com a Companhia)

1 - NOME
LAÉRCIO DIAIS

2 - ENDEREÇO COMPLETO	3 - BAIRRO OU DISTRITO
RUA: DEPUTADO ANTÔNIO EDU VIEIRA, 999	PANTANAL

4 - CEP	5 - MUNICÍPIO	6 - UF
88040-901	FLORIANÓPOLIS	SC

7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
048	231-7720	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
048	234-1114	-	-	

16 - E-MAIL
laerciod@gerasul.com.br

01.04 - REFERÊNCIA DO DFP

EXERCÍCIO	1 - DATA DE INÍCIO DO EXERCÍCIO SOCIAL	2 - DATA DE TÉRMINO DO EXERCÍCIO SOCIAL
1 - Último	01/02/1998	31/12/1998
2 - Penúltimo		
3 - Antepenúltimo		

01.01 - IDENTIFICAÇÃO

1 - CODIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 31/12/1998	2	3
Do Capital Integralizado			
1 - Ordinárias	454.100.459	0	0
2 - Preferenciais	84.990.757	0	0
3 - Total	539.091.216	0	0
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO Privada Nacional
4 - CODIGO ATIVIDADE 1990200 - Serviços de Eletricidade
5 - ATIVIDADE PRINCIPAL GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA
6 - TIPO DE CONSOLIDADO Não Apresentado

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ÍTEM	2 - CGC	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO

1 - ÍTEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	PROPOSTA		Dividendo		PNA	0,0000284230
02	PROPOSTA		Dividendo		PNB	0,0000213171

01.09 - DIRETOR DE RELAÇÕES COM O MERCADO

1 - DATA	2 - ASSINATURA
11/02/1999	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/12/1998	4 -	5 -
1	Ativo Total	3.999.914	0	0
1.01	Ativo Circulante	145.763	0	0
1.01.01	Disponibilidades	589	0	0
1.01.02	Créditos	119.834	0	0
1.01.02.01	Revendedores	60.394	0	0
1.01.02.02	Titulos e Valores Mobiliários	59.440	0	0
1.01.03	Estoques	5.487	0	0
1.01.04	Outros	19.853	0	0
1.01.04.01	Créditos da Cta. Consumo de Combustivel	12.288	0	0
1.01.04.02	Tributos e Contrib. Sociais a Recuperar	2.544	0	0
1.01.04.03	Alienações e Serviços em Curso	1.042	0	0
1.01.04.04	Despesas Pagas Antecipadamente	2.272	0	0
1.01.04.05	Outros	1.707	0	0
1.02	Ativo Realizável a Longo Prazo	253.997	0	0
1.02.01	Créditos Diversos	0	0	0
1.02.02	Créditos com Pessoas Ligadas	0	0	0
1.02.02.01	Com Coligadas	0	0	0
1.02.02.02	Com Controladas	0	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0	0
1.02.03	Outros	253.997	0	0
1.02.03.01	Concessões a Licitar	16.441	0	0
1.02.03.02	Depósitos Vinculados a Litigios	7.451	0	0
1.02.03.03	Créditos Fiscais Diferidos	220.708	0	0
1.02.03.04	Tributos e Contrib. Sociais a Recuperar	6.609	0	0
1.02.03.05	Outros	2.788	0	0
1.03	*Ativo Permanente*	3.600.154	0	0
1.03.01	Investimentos	1.610	0	0
1.03.01.01	Participações em Coligadas	0	0	0
1.03.01.02	Participações em Controladas	0	0	0
1.03.01.03	Outros Investimentos	1.610	0	0
1.03.02	Imobilizado	3.598.544	0	0
1.03.03	Diferido	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/12/1998	4 -	5 -
2	Passivo Total	3.999.914	0	0
2.01	Passivo Circulante	322.214	0	0
2.01.01	Empréstimos e Financiamentos	173.743	0	0
2.01.02	Debêntures	0	0	0
2.01.03	Fornecedores	19.160	0	0
2.01.04	Impostos, Taxas e Contribuições	33.161	0	0
2.01.05	Dividendos a Pagar	1.812	0	0
2.01.06	Provisões	70.170	0	0
2.01.07	Dívidas com Pessoas Ligadas	0	0	0
2.01.08	Outros	24.168	0	0
2.01.08.01	Folha de Pagamento	3.688	0	0
2.01.08.02	Participações de Empregados	2.545	0	0
2.01.08.03	Reserva Global de Reversão	7.223	0	0
2.01.08.04	Compensação Financ.p/Utiliz.Rec.Hidricos	2.861	0	0
2.01.08.05	Outros	7.851	0	0
2.02	Passivo Exigível a Longo Prazo	1.391.465	0	0
2.02.01	Empréstimos e Financiamentos	967.666	0	0
2.02.02	Debêntures	0	0	0
2.02.03	Provisões	253.201	0	0
2.02.03.01	Provisões para Contingências	157.765	0	0
2.02.03.02	Outras	95.436	0	0
2.02.04	Dívidas com Pessoas Ligadas	0	0	0
2.02.05	Outros	170.598	0	0
2.02.05.01	Tributos e Contribuições Sociais	97.493	0	0
2.02.05.02	Imposto de Renda Diferido	17.329	0	0
2.02.05.03	Obrigações Especiais	55.776	0	0
2.03	Resultados de Exercícios Futuros	0	0	0
2.05	Patrimônio Líquido	2.286.235	0	0
2.05.01	Capital Social Realizado	2.085.977	0	0
2.05.02	Reservas de Capital	91.695	0	0
2.05.03	Reservas de Reavaliação	0	0	0
2.05.03.01	Ativos Próprios	0	0	0
2.05.03.02	Controladas/Coligadas	0	0	0
2.05.04	Reservas de Lucro	5.818	0	0
2.05.04.01	Legal	381	0	0
2.05.04.02	Estatutária	0	0	0
2.05.04.03	Para Contingências	0	0	0
2.05.04.04	De Lucros a Realizar	0	0	0
2.05.04.05	Retenção de Lucros	5.437	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0	0
2.05.04.07	Outras Reservas de Lucro	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/12/1998	4 -	5 -
2.05.05	Lucros/Prejuizos Acumulados	102.745	0	0

01.01 - IDENTIFICAÇÃO

1 - CODIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/02/1998 a 31/12/1998	4 -	5 -
3.01	Receita Bruta de Vendas e/ou Serviços	579.935	0	0
3.01.01	Suprimento de Energia Elétrica	452.957	0	0
3.01.02	Subvenção Combustivel - CCC	126.596	0	0
3.01.03	Outras	382	0	0
3.02	Deduções da Receita Bruta	(24.815)	0	0
3.02.01	Impostos e Contribuições sobre a receita	(15.042)	0	0
3.02.02	Res. Global de Rev./ Utiliz.Bem Público	(9.773)	0	0
3.03	Receita Liquida de Vendas e/ou Serviços	555.120	0	0
3.04	Custo de Bens e/ou Serviços Vendidos	(345.439)	0	0
3.04.01	Pessoal	(35.434)	0	0
3.04.02	Material	(7.420)	0	0
3.04.03	Serviço de Terceiro	(14.102)	0	0
3.04.04	Combustivel p/Prod.Ener.Elétrica - CCC	(126.596)	0	0
3.04.05	Compens.Financ. p/Utiliz.Rec. Hidricos	(17.302)	0	0
3.04.06	Depreciação	(139.265)	0	0
3.04.07	Outras	(5.320)	0	0
3.05	Resultado Bruto	209.681	0	0
3.06	Despesas/Receitas Operacionais	(215.227)	0	0
3.06.01	Com Vendas	0	0	0
3.06.02	Gerais e Administrativas	(17.513)	0	0
3.06.02.01	Pessoal	(11.441)	0	0
3.06.02.02	Serviço de Terceiro	(4.955)	0	0
3.06.02.03	Aluguel	(1.117)	0	0
3.06.03	Financeiras	(167.098)	0	0
3.06.03.01	Receitas Financeiras	8.738	0	0
3.06.03.01.01	Rendas de Aplicações Financeiras	6.381	0	0
3.06.03.01.02	Outras	2.357	0	0
3.06.03.02	Despesas Financeiras	(175.836)	0	0
3.06.03.02.01	Encargos de Divida	(85.545)	0	0
3.06.03.02.02	Encargos s/Tributos e Contrib.Sociais	(30.114)	0	0
3.06.03.02.03	Outras	(7.310)	0	0
3.06.03.02.04	Variação Monetária s/Empr.Financiamentos	(47.698)	0	0
3.06.03.02.05	Variação Monetária - Outras	(5.169)	0	0
3.06.04	Outras Receitas Operacionais	0	0	0
3.06.05	Outras Despesas Operacionais	(30.616)	0	0
3.06.05.01	Constituição de Provisões Operacionais	(102.245)	0	0
3.06.05.02	Reversão de Provisões Operacionais	79.335	0	0
3.06.05.03	Despesas Gerais	(10.158)	0	0
3.06.05.04	Recuperação de Despesas	4.220	0	0
3.06.05.05	Outras	(1.768)	0	0
3.06.06	Resultado da Equivalência Patrimonial	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -01/02/1998 a 31/12/1998	4 -	5 -
3.07	Resultado Operacional	(5.546)	0	0
3.08	Resultado Não Operacional	(9.414)	0	0
3.08.01	Receitas	42	0	0
3.08.02	Despesas	(9.456)	0	0
3.09	Resultado Antes Tributação/Participações	(14.960)	0	0
3.10	Provisão para IR e Contribuição Social	25.135	0	0
3.11	IR Diferido	0	0	0
3.12	Participações/Contribuições Estatutárias	(2.545)	0	0
3.12.01	Participações	(2.545)	0	0
3.12.02	Contribuições	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0
3.15	Lucro/Prejuízo do Exercício	7.630	0	0
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	539.091.216	0	0
	LUCRO POR AÇÃO	0,00001	0,00000	0,00000
	PREJUÍZO POR AÇÃO			

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

04.01 - DEMONSTRAÇÃO DAS ORIGENS E APLICAÇÕES DE RECURSOS (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/02/1998 a 31/12/1998	4 -	5 -
4.01	Origens	264.735	0	0
4.01.01	Das Operações	208.322	0	0
4.01.01.01	Lucro/Prejuizo do Exercicio	7.630	0	0
4.01.01.02	Vls. que não repr. mov. Cap. Circulante	200.692	0	0
4.01.02	Dos Acionistas	0	0	0
4.01.03	De Terceiros	56.413	0	0
4.02	Aplicações	231.792	0	0
4.03	Acréscimo/Decréscimo no Cap. Circulante	32.943	0	0
4.04	Variação do Ativo Circulante	59.902	0	0
4.04.01	Ativo Circulante no Inicio do Exercicio	85.861	0	0
4.04.02	Ativo Circulante no Final do Exercicio	145.763	0	0
4.05	Variação do Passivo Circulante	26.959	0	0
4.05.01	Passivo Circulante no Inicio Exercicio	295.255	0	0
4.05.02	Passivo Circulante no Final do Exercício	322.214	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

05.01 - DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO DE 01/02/1998 A 31/12/1998 (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - CAPITAL SOCIAL	4 - RESERVAS DE CAPITAL	5 - RESERVAS DE REAVALIAÇÃO	6 - RESERVAS DE LUCRO	7 - LUCROS/PREJUÍZOS ACUMULADOS	8 - TOTAL PATRIMÔNIO LÍQUIDO
5.01	Saldo Inicial	2.085.977	0	0	0	0	2.085.977
5.02	Ajustes de Exercícios Anteriores	0	0	0	0	102.745	102.745
5.03	Aumento/Redução do Capital Social	0	0	0	0	0	0
5.04	Realização de Reservas	0	91.695	0	0	0	91.695
5.05	Ações em Tesouraria	0	0	0	0	0	0
5.06	Lucro/Prejuízo do Exercício	0	0	0	0	7.630	7.630
5.07	Destinações	0	0	0	5.818	(7.630)	(1.812)
5.08	Outros	0	0	0	0	0	0
5.09	Saldo Final	2.085.977	91.695	0	5.818	102.745	2.286.235

01732-9 CENTRAIS GERADORAS DO SUL DO BRASIL S.A. 02.474.103/0001-19

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

Aos Acionistas e à Administração da
Centrais Geradoras do Sul do Brasil S.A. - GERASUL
Florianópolis - SC

1. Examinamos o balanço patrimonial da Centrais Geradoras do Sul do Brasil S.A. - GERASUL, levantado em 31 de dezembro de 1998 e as respectivas demonstrações do resultado, das mutações do patrimônio líquido e das origens e aplicações de recursos para o período de onze meses findos naquela data, elaborados sob a responsabilidade de sua administração. Nossa responsabilidade é a de expressar uma opinião sobre essas demonstrações financeiras.

2. Nosso exame foi conduzido de acordo com as normas de auditoria e compreendeu: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume de transações e o sistema contábil e de controles internos da Companhia; (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis mais representativas adotadas pela administração da Companhia, bem como da apresentação das demonstrações contábeis tomadas em conjunto.

3. Em nossa opinião, as demonstrações contábeis referidas no parágrafo 1 representam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira da Centrais Geradoras do Sul do Brasil S.A. - GERASUL em 31 de dezembro de 1998, o resultado de suas operações, as mutações do seu patrimônio líquido e as origens e aplicações de seus recursos correspondentes ao período de onze meses findo naquela data, de acordo com os princípios de contabilidade emanados da legislação Societária.

4. Conforme descrito na nota explicativa n.º 8 c, a Companhia possui construções em andamento referentes ao projeto Jacuí. A Companhia tem até 14 de março de 1999, para se pronunciar sobre a sua decisão de concluir ou não o empreendimento. A Administração da Companhia ainda não decidiu sobre sua permanência no projeto, e como resultado não tem como estimar perdas quanto (1) ao valor do ativo referente ao empreendimento e (2) aos passivos contingentes com fornecedores e outros envolvidos no projeto.

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

5. Conforme descrito na nota explicativa n.º 8 d, a Companhia, baseada em projeções preliminares de fluxo de caixa futuro descontado a valor presente, elaboradas internamente, avaliou que alguns ativos não serão recuperados pelas suas operações futuras. A Administração da Companhia não constituiu provisão para perda sobre estes ativos porque a expectativa é que, no conjunto, produzirão fluxo de caixa futuro positivo.

Rio de Janeiro, 10 de fevereiro de 1999.

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC-SP 11.609 S/RJ

Antônio C. Carmona Corrêa
Sócio
CRC - SP 96.269 S/RJ

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

SENHORES ACIONISTAS

É com satisfação que apresentamos o Relatório de Administração acompanhado das Demonstrações Financeiras referentes aos exercício de 1998.

Um grande esforço foi empreendido pelo corpo funcional da Companhia, da ELETROBRÁS, BNDES, ANEEL, CND e demais agentes visando à cisão parcial da ELETROSUL ocorrida em dezembro de 1997, resultando no sucesso do leilão de privatização no dia 15 de setembro de 1998. Ao adquirir o controle acionário da GERASUL, ao Grupo TRACTEBEL coube, acima de tudo, acreditar e investir no Brasil, como já havia feito anteriormente ao vencer a licitação de concessão da Usina Hidrelétrica de Cana Brava.

Neste primeiro ano como companhia aberta privada, foram efetuados ajustes para que os próximos exercícios reflitam, com maior propriedade, os resultados de suas operações, sem efeitos de transações passadas.

Temos um grande desafio pela frente, qual seja, a adequação da Companhia ao novo ambiente competitivo e participar do desenvolvimento de novos projetos visando à expansão da empresa, com o conseqüente aumento de oferta da energia tão necessário ao crescimento do Brasil.

MAURÍCIO STOLLE BÄHR
Presidente do Conselho de Administração

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

1. A CONSTITUIÇÃO DA GERASUL

A história da GERASUL começa em 23 de dezembro de 1997, com o processo de cisão da ELETROSUL - Centrais Elétricas do Sul do Brasil S.A, uma das subsidiárias da ELETROBRÁS. A sociedade que surgia passava a assumir a responsabilidade pela geração da energia elétrica - antes suprida pela empresa integrada -, assim como pela sua comercialização. Esse foi o primeiro passo na direção da implantação do novo modelo do setor elétrico brasileiro, conforme propunham Coopers & Lybrand, os consultores do BNDES e do Ministério das Minas e Energia para o processo de privatização da indústria de energia elétrica no Brasil.

Por ato deliberativo da 118ª Assembléia Geral Extraordinária da Centrais Elétricas Brasileiras S.A - ELETROBRÁS, de 29 de janeiro de 1998, foi realizada a cisão parcial da ELETROBRÁS, sendo criada a ELETROGER - Eletrobrás Geração S.A. O patrimônio da ELETROGER correspondia ao seu investimento na GERASUL.

Posteriormente, em 29 de abril de 1998, a ELETROGER incorporou a GERASUL, com o patrimônio existente em 31 de janeiro de 1998. Naquela data o patrimônio liquido incorporado correspondia a cerca de R$ 2,1 bilhões. O total dos ativos que passaram a fazer parte da sociedade incorporadora, que adotou a denominação de Centrais Geradoras do Sul do Brasil S.A - GERASUL, até então utilizada pela controlada, era de R$ 3,8 bilhões.

1.1 - A REESTRUTURAÇÃO SOCIETÁRIA

Até o processo de cisão da ELETROSUL, que se fez acompanhar pela separação das atividades de geração e transmissão, a ELETROBRÁS era praticamente a detentora isolada do controle daquela companhia. Vale dizer, a holding federal era possuidora de 99,71% do capital total da ELETROSUL. Os restantes 0,29% estavam nas mãos de acionistas minoritários diversos, que incluíam algumas empresas concessionárias estaduais.

Com a cisão da ELETROBRÁS e da ELETROSUL, as duas sociedades criadas - ELETROGER e GERASUL - passaram a ter praticamente a mesma estrutura acionária das sociedades cindidas, preservando, entretanto, o direito dos acionistas minoritários. O diagrama a seguir permite visualizar adequadamente esse processo.


União 53,61%
FND 8,67%
BNDESPAR 18,58%
Outros 19,14%
ELETROBRAS 99,71%
OUTROS 0,29%
ELETROBRAS
União 53,42%
FND 8,64%
BNDESPAR 18,52%
Outros 19,42%
ELETROSUL
CISÃO
ELETROGER
GERASUL
CISÃO
GERASUL

1.2 - GERASUL, UMA COMPANHIA ABERTA

A GERASUL obteve seu registro de companhia aberta na Comissão de Valores Mobiliários - CVM em 25 de maio de 1998. Suas ações começaram a ser negociadas na BOVESPA no dia 1.° de junho, ao preço de R$ 2,40 por lote de 1.000 ações ordinárias. O lote de 1.000 ações preferencias de classe B foi cotado a R$ 3,01. No seu primeiro dia de negociações, 76.400.000 ações ordinárias foram movimentadas em 23 negócios, e 400.000 ações preferenciais de classe B foram negociadas em 3 transações.

Em decorrência do processo de sua inserção no mercado de capitais, a GERASUL passou a ter ADRs (American Depositary Receipts) negociados na Bolsa de Valores de Nova York. Cada ADR foi cotado à razão de 1 ADR para cada 5.000 ações, ordinárias ou preferenciais. O banco depositário foi o J.P. Morgan. A primeira apresentação da Companhia ao mercado ocorreu em 8 de junho, com a realização, em São Paulo, de uma reunião na Associação Brasileira de Analistas do Mercado de Capitais - ABAMEC . No dia 17 do mesmo mês, reunião semelhante ocorreu na ABAMEC no Rio de Janeiro.

1.3 - O MARCO REGULATÓRIO

Antecedendo ao leilão de privatização que ocorreria em setembro, diversos dispositivos regulatórios foram estabelecidos pelo poder concedente. A Lei n° 9.648, de 27.05.98, foi a lei básica que iria permitir o estabelecimento do Mercado Atacadista de Energia - MAE, e a criação da figura do Operador Nacional do Sistema Elétrico – ONS, que assumirá, gradativamente, as atividades antes desempenhadas pelo Grupo Coordenador de Operação Interligada - GCOI.

No que se refere à comercialização da energia, foram criadas as figuras do comercializador, do consumidor livres e do produtor independente de energia. As empresas de geração podem alterar a sua condição de concessionárias de serviço público, e adquirir o *status* de Produtores Independentes de Energia - PIE.

Antes da vigência da plena competição entre os atacadistas de energia, o mercado passará por uma fase transitória, com assinatura de Contratos Iniciais de compra e venda de energia entre as empresas geradoras e as distribuidoras. Após o quinto ano de contrato, 25% ao ano do volume de energia contratada originalmente, ficarão livres para a contratação segundo termos definidos bilateralmente pelas partes interessadas, sem a intervenção de qualquer entidade regulatória. A partir de 2006 a totalidade da energia gerada será livremente comercializada. O subsídio ao uso de combustível fóssil, a CCC (Conta de Consumo de Combustível), será extinto, obedecendo ao mesmo cronograma estabelecido para a liberação dos Contratos Iniciais.

1.4 - OS CONTRATOS INICIAIS

A GERASUL assinou com as empresas por ela supridas os Contratos Iniciais que irão reger suas relações comerciais.

Através desses contratos, com vigência a partir de 1.º de setembro de 1998 até 31 de dezembro de 2005, foram contratados 133.200.744 MWh, ao preço médio de R$ 28/MWh. As tarifas contratadas terão reajuste anual, com base na variação do IGP-M (Índice Geral de Preços - Mercado).

Foram também assinados contratos com a ELETROSUL para permitir a conexão com o seu sistema, cujo custo, de responsabilidade da GERASUL, será de cerca de R$ 3 milhões anuais. Os encargos decorrentes do uso do sistema de transmissão serão integralmente de responsabilidade das distribuidoras.

Em 28 de setembro de 1998, foi celebrado com a União o contrato de Concessão ANEEL n.º 192/98, através do qual a GERASUL assumiu a condição de Produtor Independente de Energia. O prazo de concessão definido para a produção de energia elétrica com base hídrica é de 30 anos. Pelo uso do bem público serão pagos nos próximos 5 anos aproximadamente R$ 8,5 milhões anuais. A operação das usinas termelétricas para os próximos 30 anos já havia sido autorizada em 25 de setembro de 1998, através da Resolução ANEEL n.º 304/98.

O contrato de fornecimento de carvão mineral para a Usina Termelétrica de Charqueadas está em vigor desde 9 de outubro de 1995 e do Complexo Termelétrico Jorge Lacerda, desde 17 de janeiro de 1997. Ambos os contratos têm vigência de 60 meses ou até o esgotamento das quantidades contratadas, o que ocorrer primeiro. O total contratado atinge 8,7 milhões de toneladas, distribuídas entre 5 empresas mineradoras.

1.5 - A PRIVATIZAÇÃO

A GERASUL foi privatizada em 15 de setembro de 1998 através de leilão realizado na Bolsa de Valores do Rio de Janeiro. A Tractebel Sul S.A, empresa do grupo belga Tractebel, adquiriu 227.095.639.468 ações ordinárias, correspondente a 50,01% do capital votante da Empresa, ao preço de R$ 945,7 milhões.

A GERASUL passou a ser o maior investimento da Tractebel fora da Bélgica. Com sede em Bruxelas, a Tractebel é um grupo de expressão internacional que atua em mais de 100 países, nas áreas de engenharia de projetos, saneamento básico, geração de energia elétrica, produção e comercialização de gás, além de outros investimentos diversificados na área de comunicações.

Após a privatização, a Tractebel buscou consolidar a sua participação na GERASUL, através da aquisição no mercado de ações ordinárias e preferenciais, aumentando a sua participação no capital votante para 77,27%, e, ainda, participando com 22,45% das ações preferenciais, o que corresponde a 68,63% do capital total.

1.6 - O MERCADO DE AÇÕES

O ano de 1998 apresentou intensa volatilidade no mercado de ações, principalmente em seu segundo semestre, alternando períodos de baixas acentuadas com períodos de forte valorização. Ao final, o mercado de ações, avaliado pelo IBOVESPA, fechou em 6.784 pontos, ou seja, 33,5% menos que o seu valor em 30/12/97.

Acompanhando o mercado, as ações da GERASUL, que começaram a ser negociadas em 1º de junho, acumularam no ano perdas de 24,76%, para as ações ordinárias, e 46,43%, para as preferenciais de classe B. Esse comportamento é explicado pelo desempenho dos papéis no seu mês de lançamento. Neste período, as ações ordinárias perderam 24,29% do seu valor inicial. As ações preferenciais, por seu turno, caíram 42,50% em relação ao seu valor de partida. Essa oscilação refletiria, de certa forma, o ajuste que o mercado faz após o lançamento de títulos novos. Considera-se que, em muitos casos, os preços de lançamento são artificiais, necessitando ser ajustados pelo mercado.

Computado somente o segundo semestre do ano, observa-se que o comportamento das ações da Companhia foi bastante satisfatório. No caso das ações ordinárias, o valor das cotações foi mantido, uma vez que estas fecharam o ano com o mesmo valor de 30 de junho de 1998, ou seja, R$ 1,58 por lote de mil ações. As ações preferenciais de classe B registraram queda de 10,18%, fechando o ano em R$ 1,50 por lote de mil ações. Nos dois trimestres finais do ano, o comportamento dos papéis da GERASUL superou sempre a performance do mercado. No último trimestre, por exemplo, enquanto o IBOVESPA tinha a discreta valorização de 2,90%, a GERASUL ON valorizava-se em 27,42 % e os papéis PNB em 27,12%.

2 . NOVOS PROJETOS

2.1 - USINA TERMELÉTRICA JACUÍ

A central termelétrica a carvão de Jacuí, com potência instalada de 350 MW e localizada no município de Charqueadas (RS) foi paralisada em 1991, com aproximadamente 40% da obra concluídos e 100% dos equipamentos estrangeiros armazenados no local. O processo licitatório que visava sua conclusão foi anulado pelo Governo Federal no ano de 1998 e o Edital de Privatização da GERASUL estabeleceu prazo até 15 de março de 1999 para que a Companhia se pronuncie sobre o seu desejo de dar continuidade ao empreendimento. A Companhia está analisando a viabilidade do projeto.

2.2 - USINA WILLIAM ARJONA

Os compromissos de atendimento ao mercado do estado de Mato Grosso do Sul, constantes do Edital de Privatização da Companhia, serão cumpridos pela instalação de uma central termelétrica a gás natural de 120 MW localizada em Campo Grande (MS), cuja primeira unidade de 40 MW está prevista para operar a partir de março de 1999. No final de 1998, encontravam-se em andamento as tratativas para aquisição dos equipamentos e compra de gás natural, assim como o processo de licenciamento ambiental.

Este empreendimento veio substituir o processo de aquisição de energia associado à Usina Térmica de Corumbá, que foi extinto em maio de 1998.

3. PROJETOS EM ANDAMENTO

3.1 - UHE ITÁ

A GERASUL está implantando, em parceria com outras empresas, a Usina Hidrelétrica Itá, com capacidade de 1.450 MW e custo da ordem de um R$1,1 bilhão. A usina, com previsão para entrada em operação comercial da primeira unidade em 30 junho de 2000, está localizada no rio Uruguai, na divisa dos municípios de Itá (SC) e Aratiba (RS).

O Consórcio para construção da Usina está assim constituído:

Centrais Geradoras do Sul do Brasil S.A. - GERASUL	*38.92%*
Companhia Siderúrgica Nacional - CSN	*29.77%*
OPP Polietilenos S.A.	*17.86%*
OPP Petroquímica S.A.	*11,91%*
Companhia de Cimento Itambé - ITAMBÉ	*1.53%*

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

A construção da usina que está sob responsabilidade das empresas parceiras da GERASUL, está seguindo rigorosamente o cronograma inicial.

Foram executados 81% das obras civis da casa de força, que, junto com as outras estruturas, perfaz um acumulado de 85% para as obras civis e 30% para a montagem eletromecânica. No total da obra, o avanço físico atingiu 68,5% em dezembro/98.

Os trabalhos relacionados à implantação do reservatório, sob responsabilidade da GERASUL, também estão se desenvolvendo dentro do planejado. O enchimento do reservatório está previsto para dezembro de 1999. No ano de 1998 o progresso físico global das atividades do reservatório atingiu 88%, incluindo a aquisição de áreas, remanejamento da população afetada, relocação da infra-estrutura e demais ações ambientais.

3.2 - UHE MACHADINHO

A Usina Hidrelétrica Machadinho, empreendimento que terá 1.140 MW instalados e orçamento da ordem de 700 milhões de reais, está sendo implantada em parceria com outras empresas, no rio Pelotas, na divisa entre os municípios de Piratuba (SC) e Maximiliano de Almeida (RS).

O Consórcio formado para implantação da UHE Machadinho está assim constituído:

Centrais Geradoras do Sul do Brasil S.A. - GERASUL	*16,94%*
Alcoa Alumínio S.A.	*19,72%*
Camargo Corrêa Industrial S.A.	*4,63%*
Companhia Brasileira de Alumínio S.A. - CBA	*9,04%*
S.A. Indústrias Votorantim	*7,88%*
CIA de Cimento Portland Rio Branco	*7,88%*
Valesul Alumínio	*7,28%*
INEPAR S.A. Indústria e Construções	*2,89%*
Departamento Municipal de Eletricidade - DME	*2,40%*
Companhia Paranaense de Energia - COPEL	*4,32%*
Centrais Elétricas de Santa Catarina - CELESC	*12,16%*
Companhia Estadual de Energia Elétrica - CEEE	*4,86%*

O início das obras ocorreu em março de 1998, tendo sido executados, neste ano, um volume de escavações de cerca de 500.000 m^3 e parte das obras relativas ao desvio do rio e da 1ª etapa da barragem, representando um progresso físico de 21%. O ritmo das obras segue o que está programado no Cronograma Geral de Implantação do Empreendimento e sua revisão, o qual considera uma antecipação na geração e estabelece o início da operação comercial da primeira unidade em setembro de 2002.

As atividades de implementação do reservatório, que atingem diretamente 1.534 famílias, estão sendo desenvolvidas pela GERASUL e seguem rigorosamente as medidas que constam do Relatório de Impacto Ambiental - RIMA.

4. PRODUÇÃO

O mercado consumidor de energia elétrica em que o parque gerador da Companhia está inserido abrange uma área que abriga 64 % da população brasileira e gera 81% do Produto Interno Bruto – PIB do país.

A clientela da GERASUL é formada pelas empresas distribuidoras CEEE, AES SUL, RGE, CELESC e ENERSUL, tradicionalmente supridas pela Companhia, e FURNAS, supridora da região Sudeste. A diversificação desta clientela, numa perspectiva de curto prazo, está fortemente condicionada pela filosofia que norteou a elaboração dos Contratos Iniciais.

O parque gerador da Companhia em 31 de dezembro de 1998 era o seguinte:

UNIDADES GERADORAS	LOCALIZAÇÃO	CAPACIDADE NOMINAL(MW)
Usinas Hidrelétricas		
Salto Santiago	Rio Iguaçu (PR)	1.420
Salto Osório	Rio Iguaçu (PR)	1.078
Passo Fundo	Rio Passo Fundo (RS)	226
Total	-	2.724
Usinas Termelétricas		
Complexo Jorge Lacerda	Capivari de Baixo (SC)	857
Charqueadas	Charqueadas (SC)	72
Alegrete	Alegrete (RS)	66
Total	-	995
Total geral	-	3.719

A GERASUL tem preocupação permanente com o atendimento ao mercado com maior qualidade, confiabilidade e eficiência. Obteve, em 1998, um fator de disponibilidade do parque gerador de 91%, que representa um recorde nos últimos 20 anos.

Promoveu também a repotencialização de algumas de suas unidades produtoras, o que possibilitou um acréscimo de 31 MW à sua capacidade instalada.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Em maio de 1998, a GERASUL assinou com a Companhia de Interconexão Energética S.A. - CIEN a compra de 300 MW oriundos do mercado argentino. Esta energia estará disponível a partir de março de 2000, com a entrada em operação do sistema de interligação com a Argentina.

A energia garantida pelo parque gerador da Companhia para 1998 foi de 2.290 MW médios, e o suprimento ao mercado totalizou 23.465 GWh, distribuídos pelos seus clientes conforme tabela a seguir:

PARTICIPAÇÃO DO SUPRIMENTO NO CONSUMO

Área	Suprimento da GERASUL – GWh	Participação % no consumo total
MS	1.680	67,1
PR	160	1,1
SC	7.297	68,6
RS	6.459	38,1
Sul	15.596	34,7
Sudeste	7.869	4,4
Total	23.465	10,5

A geração foi de 19.584 GWh, sendo 81,8% de origem hidráulica e 18,2% de origem térmica. A Companhia adquiriu no sistema interligado 6.215 GWh. A diferença entre a geração acrescida da energia adquirida e o suprimento ao mercado representa o consumo próprio e perdas no sistema de transmissão, de responsabilidade da Companhia.

5 . RECURSOS HUMANOS

O quadro de pessoal da Companhia, em 31 de dezembro de 1998, era constituído de 1.227 empregados. No decorrer do ano ocorreram 141 desligamentos e 105 admissões, sendo estas referentes a operadores de usina.

As ações de treinamento e desenvolvimento de pessoal tiveram como objetivo o ajustamento de normas e processos à realidade de uma empresa focada na geração de energia elétrica, com 3.234 participações de empregados, totalizando 145.368 homens/horas treinados, ou seja, 118 horas/ano por empregado.

A Companhia investiu significativamente, ao longo do exercício, em benefícios sociais para seus empregados e familiares, através de programas nas áreas social, de saúde e de alimentação, além de

aderir, como patrocinadora, à Fundação Eletrosul de Previdência Social – ELOS, que mantém um plano de seguridade social, complementar à Previdência Social oficial.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Também é importante destacar a geração de empregos indiretos através de investimentos da Companhia em obra de grande porte, com destaque para a construção das usinas hidrelétricas de Itá e de Machadinho.

6 . INFORMÁTICA

A Companha definiu como meta viabilizar a sua infra-estrutura de informática.

Foi efetuada a separação física dos ambientes de redes, Intranet e automação de escritório, tornando a Companhia autônoma em microinformática.

Para substituir a dependência de equipamentos de grande porte de propriedade de terceiros e operados através de contrato de serviço, foi efetuada a avaliação e seleção de *softwares* de gestão empresarial disponíveis no mercado, culminando com a assinatura de um contrato de licença de uso e serviço de consultoria com a Oracle do Brasil, mais indicado às necessidades da Companhia. Sua implantação deverá ocorrer no exercício de 1999.

Um terceiro projeto tratou das ações a serem implementadas em função do "BUG do ano 2000" e teve como objetivo identificar os possíveis problemas e equacionar as soluções, sendo as atividades previstas para o período integralmente cumpridas.

7 . ASPECTOS ECONÔMICO-FINANCEIROS

O desempenho econômico-financeiro da GERASUL em 1998 foi afetado por um conjunto de ajustes contábeis e operacionais realizados ao longo do período, pelo impacto da variação da cesta de moedas que formam o passivo da Companhia e pelo acréscimo de receitas decorrentes da assinatura dos Contratos Iniciais.

A par dos ajustes relacionados ao processo de constituição da Companhia, o primeiro trimestre do período foi afetado pelo provisionamento de R$ 14,7 milhões para fazer face ao aumento de despesas com a Fundação Eletrosul de Previdência e Assistência Social - ELOS, que foi motivado pela conversão de aposentadorias especiais em aposentadorias por tempo de serviço.

No segundo trimestre do ano a Companhia beneficiou-se da reversão de provisões antes constituídas para atender contingências de exercícios anteriores que deixaram de existir. Essa reversão representou um acréscimo de R$ 71,9 milhões ao resultado do período.

O segundo semestre foi marcado por algumas ações administrativas da nova controladora, que resultaram na constituição de provisões diversas. Foram constituídas provisões adicionais para conversão de aposentadorias especiais em aposentadorias por tempo de serviço, de empregados em atividade, o que representou um acréscimo de R$ 10,8 milhões às provisões já constituídas em

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

março. Adicionalmente, a GERASUL formou provisões no valor de R$ 6,2 milhões para fazer frente a contingências de natureza civil, trabalhista e comercial.

Cerca de R$ 18 milhões foram provisionados no mesmo período para as manutenções programadas do parque gerador da Companhia. Foi provisionada, também, a quantia de R$ 5,4 milhões para perdas na realização de concessões a licitar relativamente à Usina de Barra Grande.

A provisão de maior expressão, de R$ 24,3 milhões, está relacionada ao programa de reestruturação administrativa a ser implementado ao longo de 1999.

O segundo semestre do ano foi impactado por dois outros fatos importantes. Nos quatro meses finais houve um acréscimo médio de cerca de 17% na receita da Companhia em decorrência da assinatura dos Contratos Iniciais. De outro lado, os empréstimos em moeda estrangeira, que representam 41% do total, foram afetados pela variação da cesta de moedas, que teve um aumento ponderado de 6,09% no semeste, o que comprometeu parcialmente o acréscimo de receita citado anteriormente.

O resultado de 1998 foi fortemente afetado pelo peso das despesas financeiras, que totalizaram de R$ 167 milhões. Ao final, o resultado do serviço, no valor de R$ 161,5 milhões, transformou-se em prejuízo operacional de R$ 5,5 milhões, que após os efeitos tributários resultou em lucro de R$ 10,1 milhões. Consoante a política de participação nos resultados da Companhia, deverão ser distribuídos aos empregados R$ 2,5 milhões, remanescendo um lucro líquido de R$ 7,6 milhões.

Está sendo proposta, à Assembléia Geral, a distribuição de dividendos à razão de 25% do lucro líquido ajustado nos termos da legislação societária.

7 . AGRADECIMENTOS

Agradecemos aos nossos clientes, fornecedores e demais empresas, pela confiança depositada e pelos trabalhos desenvolvidos em parceria.

Somos gratos também aos nossos empregados, que tiveram papel importante no alcance dos resultados e que, no decorrer do exercício, a cada desafio enfrentado demonstraram dedicação e desprendimento.

Também são credores de nossos agradecimentos os poderes constituídos, as entidades do governo federal e as comunidades de nossa área de atuação, pela confiança depositada na equipe da GERASUL.

Florianópolis (SC), 11 de Fevereiro de 1999.

NOTAS EXPLICATIVAS ÀS DEMONSTRAÇÕES FINANCEIRAS EM 31 DE DEZEMBRO DE 1998

NOTA 1 - CONTEXTO OPERACIONAL

A Centrais Geradoras do Sul do Brasil S.A. - GERASUL, concessionária de uso de bem público, na condição de produtor independente, com sede em Florianópolis - SC, tem como atividade a geração e comercialização de energia elétrica.

Sua capacidade instalada é de 3.719 MW, dos quais 73,25% em usinas hidrelétricas e 26,75% em termelétricas, compostos pelo seguinte parque gerador em operação: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UTE Charqueadas (RS), UTE Alegrete (RS) e Complexo Termelétrico Jorge Lacerda (SC).

A Companhia foi constituída em 29 de janeiro de 1998, por deliberação da 118ª Assembléia Geral Extraordinária da Centrais Elétricas Brasileiras S. A. - ELETROBRÁS, que aprovou a cisão parcial daquela sociedade com versão de parcela de seu patrimônio, e funcionou como assembléia de constituição da Eletrobrás Geração S. A. - ELETROGER.

O patrimônio vertido à Companhia, correspondia ao investimento na GERASUL, constituída em 23 de dezembro de 1997 a partir de cisão parcial da Centrais Elétricas do Sul do Brasil S. A. - ELETROSUL, incluída no Programa Nacional de Desestatização - PND.

Em 29 de abril de 1998 a ELETROGER incorporou sua controlada GERASUL, com o patrimônio existente na data-base de 31 de janeiro de 1998. Na Assembléia Geral Extraordinária em que foi aprovada a operação de incorporação, os acionistas aprovaram, também, a alteração da denominação social da Companhia para Centrais Geradoras do Sul do Brasil S. A. - GERASUL, utilizada até então pela incorporada.

Em leilão realizado em 15 de setembro de 1998, na bolsa de Valores do Rio de Janeiro, a Empresa Tractebel Sul S. A. adquiriu o controle acionário da Companhia, representado por 227.095.639.468 ações ordinárias, que corresponde a 50,01% do capital votante e a 42,13% do capital total.

NOTA 2 - INCORPORAÇÃO DA CONTROLADA CENTRAIS GERADORAS DO SUL DO BRASIL S. A. - GERASUL

A Companhia incorporou integralmente o patrimônio existente em 31 de janeiro de 1998 em sua controlada, por deliberação da 1ª Assembléia Geral Extraordinária ocorrida em 29 de abril de 1998.

O patrimônio da Companhia, em 31 de janeiro de 1998, era composto dos seguintes elementos, antes da incorporação:

ATIVO	R$ mil	PASSIVO	R$ mil
PERMANENTE		**EXIGÍVEL A LONGO PRAZO**	
Investimento	2.099.675	Imposto de Renda Diferido	19.805
		PATRIMÔNIO LÍQUIDO	
		Capital Social	2.079.870
TOTAL DO ATIVO	**2.099.675**	**TOTAL DO PASSIVO**	**2.099.675**

O seguinte patrimônio foi absorvido pela Companhia na mencionada operação de incorporação:

ATIVO	R$ mil	PASSIVO	R$ mil
CIRCULANTE	85.861	CIRCULANTE	295.255
REALIZÁVEL A LONGO PRAZO	133.482	EXIGÍVEL A LONGO PRAZO	1.416.117
PERMANENTE	3.597.811	PATRIMÔNIO LÍQUIDO	2.105.782
TOTAL DO ATIVO	**3.817.154**	**TOTAL DO PASSIVO**	**3.817.154**

NOTA 3 - APRESENTAÇÃO DAS DEMONSTRAÇÕES FINANCEIRAS

Em decorrência da operação de incorporação ocorrida em 29.04.98 (vide Nota 1), o resultado apresentado em 31.12.98 está composto pelas transações ocorridas nos meses de fevereiro a dezembro de 1998, vinculados ao patrimônio incorporado na data-base 31.01.98, em função da correta divulgação dos dados econômicos.

No mês de janeiro de 1998 a Companhia, ainda sob a denominação de ELETROGER, apurou prejuízo de R$ 1.478.386 mil. Deste valor, R$ 1.458.581 mil são resultantes da equivalência patrimonial negativa da controlada, que teve seu patrimônio líquido reduzido em virtude de reconhecimento de itens extraordinários decorrentes, basicamente, de:

11.01 - NOTAS EXPLICATIVAS

a) ajustes de ativos representativos de concessões a licitar, para realização nos termos da Lei nº 8.987/95;

b) ajuste no valor contábil da obra da Usina Termelétrica Jacuí I, determinado pelo Conselho Nacional de Desestatização - CND;

c) reconhecimento de contingências tributárias, trabalhistas, cíveis e comerciais;

d) provisionamento de insuficiência de reservas matemáticas da Fundação Eletrosul de Previdência e Assistência Social - ELOS.

Considerando que esse prejuízo foi integralmente absorvido com a conseqüente redução do Capital Social da Companhia, o mesmo não está sendo apresentado na Demonstração do Resultado do Exercício.

À exceção do imposto de renda diferido sobre o lucro inflacionário transferido da ELETROBRÁS na operação de cisão, todos os elementos patrimoniais da Companhia referem-se ao patrimônio vertido da controlada na operação de incorporação (vide Nota 2). Por esta razão e com o objetivo de propiciar a verificação da evolução patrimonial, está sendo apresentado, a seguir, o Balanço Patrimonial resumido da Companhia, em 31.12.98, comparativamente com o da sociedade incorporada, em 31.12.97:

	R$ mil	
	1998	1997
ATIVO		
CIRCULANTE		
Revendedores	60.394	37.091
Títulos e valores mobiliários e rendas	59.440	-
Créditos da conta consumo de combustível - CCC	12.288	15.159
Outros	13.641	12.876
	145.763	65.126
REALIZÁVEL A LONGO PRAZO		
Concessões a licitar	16.441	20.830
Créditos fiscais diferidos	220.708	93.205
Outros	16.848	17.084
	253.997	131.119
PERMANENTE		
Investimentos	1.610	1.847
Imobilizado	3.598.544	3.593.188
	3.600.154	3.595.035
TOTAL DO ATIVO	3.999.914	3.791.280

11.01 - NOTAS EXPLICATIVAS

	R$ mil	
	1998	1997
PASSIVO		
CIRCULANTE		
Fornecedores	19.160	15.174
Empréstimos, financiamentos e encargos	173.743	136.575
Tributos e contribuições sociais	33.161	30.347
Concessionário de energia elétrica	88	36.275
Obrigações estimadas	56.156	25.498
Outros	39.906	35.907
	322.214	279.776
EXIGÍVEL A LONGO PRAZO		
Empréstimos, financiamentos e encargos	967.666	999.862
Tributos e contribuições sociais	97.493	73.745
Obrigações estimadas e provisões para contingências	253.201	281.215
Imposto de renda diferido	17.329	-
	1.335.689	1.354.822
Obrigações especiais	55.776	52.228
	1.391.465	1.407.050
PATRIMÔNIO LÍQUIDO		
Capital realizado	2.085.977	667.884
Reservas de capital	91.695	1.436.570
Reservas de lucros	5.818	-
Lucros acumulados	102.745	-
	2.286.235	2.104.454
TOTAL DO PASSIVO	3.999.914	3.791.280

A comparabilidade das demais demonstrações financeiras fica prejudicada em virtude do exercício social anterior, da sociedade incorporada, compreender somente o mês de dezembro de 1997. Contudo, estão sendo apresentadas as Demonstrações do Resultado do Exercício e das Origens e Aplicações de Recursos, ambas "Pro-Forma", relativamente ao exercício de 1998, com a inclusão das operações do mês de janeiro ocorridas naquela sociedade:

11.01 - NOTAS EXPLICATIVAS

DEMONSTRAÇÃO DO RESULTADO
DO EXERCÍCIO FINDO EM 31 DE DEZEMBRO DE 1998
PRO-FORMA
(em milhares de reais)

	Legislação Societária
RECEITAS OPERACIONAIS	
Suprimento de energia elétrica	491.881
Subvenção combustível - CCC	139.337
Outras receitas	415
	631.633
DEDUÇÕES À RECEITA OPERACIONAL	**(26.984)**
RECEITA OPERACIONAL LÍQUIDA	**604.649**
DESPESAS OPERACIONAIS	
Pessoal	(51.566)
Combustível para produção de energia elétrica - CCC	(139.337)
Compensação financeira pela utilização de recursos hídricos	(18.773)
Depreciação / amortização	(152.226)
Constituição / reversão de provisões operacionais	(27.615)
Outras despesas	(47.613)
	(437.130)
RESULTADO DO SERVIÇO	**167.519**
RECEITAS (DESPESAS) FINANCEIRAS	
Rendas de aplicações financeiras	6.381
Encargos de dívidas	(94.009)
Encargos sobre tributos e contribuições sociais	(31.730)
Variações monetárias liquidas	(55.275)
Outras	(6.460)
	(181.093)
PREJUÍZO OPERACIONAL	**(13.574)**
RESULTADO NÃO OPERACIONAL	(9.399)
PREJUÍZO ANTES DOS TRIBUTOS	**(22.973)**
Contribuição social	6.613
Imposto de renda	20.619
LUCRO APÓS OS TRIBUTOS	**4.259**
Participações de empregados	(2.545)
LUCRO LÍQUIDO DO EXERCÍCIO	**1.714**
LUCRO LÍQUIDO POR LOTE DE MIL AÇÕES - R$	**0,0032**

11.01 - NOTAS EXPLICATIVAS

DEMONSTRAÇÃO DAS ORIGENS E APLICAÇÕES DE RECURSOS
DO EXERCÍCIO FINDO EM 31 DE DEZEMBRO DE 1998
PRO-FORMA
(em milhares de reais)

	Legislação Societária
ORIGENS	
Das operações	
Lucro do período	1.714
Receitas (despesas) que não afetam o capital circulante líquido:	
Depreciação e amortização	152.226
Juros de longo prazo	27.508
Variação monetária de longo prazo	38.958
Reversão/Provisão de longo prazo	(6.293)
Baixas do ativo permanente	9.400
	223.513
De terceiros	
Financiamentos obtidos	56.304
Realizáveis a longo prazo transferidos para o circulante	4.454
Outras	52
	60.810
TOTAL DAS ORIGENS	**284.323**
APLICAÇÕES	
No realizável a longo prazo	28.492
Em investimentos	168
Na aquisição do imobilizado	49.074
Em encargos financeiros e efeitos inflacionários, no imobilizado	6.722
Em dividendos propostos	1.812
Em exigíveis a longo prazo transferidos para o circulante	159.856
TOTAL DAS APLICAÇÕES	**246.124**
AUMENTO DO CAPITAL CIRCULANTE LÍQUIDO	**38.199**
DEMONSTRAÇÃO DA VARIAÇÃO DO CAPITAL CIRCULANTE LÍQUIDO	
Ativo circulante	
No início do período	65.126
No fim do período	145.763
	80.637
Passivo circulante	
No início do período	279.776
No fim do período	322.214
	42.438
	38.199

NOTA 4 - SUMÁRIO DAS PRINCIPAIS PRÁTICAS CONTÁBEIS

As demonstrações financeiras da Companhia encontram-se de acordo com a Lei das Sociedades por Ações, com as normas da Agência Nacional de Energia Elétrica - ANEEL e disposições complementares da Comissão de Valores Mobiliários - CVM, consoante as práticas contábeis descritas a seguir:

Reconhecimento dos efeitos inflacionários

Estão refletidos somente os efeitos das variações monetárias sobre ativos e passivos indexados em função de disposições legais e contratuais. Em conformidade com as disposições da Lei nº 9.249, de 26.12.95, a partir de janeiro de 1996 foi extinta a sistemática de correção monetária. Desta forma, os valores correspondentes ao ativo permanente, patrimônio líquido e obrigações especiais estão corrigidos somente até 31.12.95.

Critérios gerais de avaliação

a) Ativos circulante e realizável a longo prazo

Os materiais em estoque no almoxarifado estão registrados ao custo médio de aquisição, que não excede o valor de mercado;

os ativos indexados estão atualizados até a data do balanço.

b) Permanente

O imobilizado está registrado ao custo de aquisição ou construção. A depreciação está calculada pelo método linear, com base nas taxas anuais mencionadas na Nota 8-b, sendo debitada parte ao resultado do exercício e parte ao custo das ordens em curso, em função da utilização dos bens;

os encargos financeiros e efeitos inflacionários de empréstimos e financiamentos vinculados às obras em andamento estão agregados ao custo dos respectivos empreendimentos;

os juros sobre o capital próprio aplicado nas obras em andamento estão calculados à Taxa de Juros de Longo Prazo - TJLP e compõem o custo dos respectivos empreendimentos.

c) Passivos circulante e exigível a longo prazo

Os empréstimos e financiamentos e os encargos decorrentes, apropriados até a data do balanço, estão atualizados pelos índices contratuais (Ver Nota 10) e as demais obrigações da Companhia estão registradas pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

d) Resultado do período

As receitas e despesas estão registradas com observância do regime de competência dos exercícios.

NOTA 5 - REVENDEDORES

	R$ mil	
devedor	**1998**	**1997**
Centrais Elétricas do Sul do Brasil S. A. - ELETROSUL	23.697	33.147
AES SUL - Distribuidora Gaúcha de Energia S. A.	13.615	-
Rio Grande Energia S. A. - RGE	9.946	-
Furnas Centrais Elétricas S. A.	1.868	3.944
Empresa Energética de Mato Grosso do Sul S. A. - ENERSUL	5.624	-
Companhia Estadual de Energia Elétrica - CEEE	6.308	-
Faturamento Complementar	(664)	-
	60.394	37.091

As faturas emitidas pela Companhia são desdobradas em três parcelas iguais, com vencimento nos dias 15 e 25 do mês seguinte ao do suprimento e no dia 5 do segundo mês subsequente.

NOTA 6 - CONCESSÕES A LICITAR

De acordo com os artigos 21 e 45 da Lei nº 8.987, de 13.02.95, os custos dos estudos e projetos em função de concessões autorizadas pelo Poder Concedente e de utilidade para a licitação, bem como os custos apropriados em obras para aproveitamento de potenciais hidráulicos, cujas concessões foram extintas, serão ressarcidos com os recursos decorrentes de futuras licitações.

11.01 - NOTAS EXPLICATIVAS

A Composição desses ativos está demonstrada a seguir:

	R$ mil	
	1998	1997
Ilha Grande	-	483
Campos Novos	54.002	52.552
Barra Grande	5.356	5.356
	59.358	**58.391**
Provisão para perdas		
Campos Novos	(37.561)	(37.561)
Barra Grande	(5.356)	-
	(42.917)	**(37.561)**
	16.441	**20.830**

Tendo em vista que os custos relativos ao projeto Ilha Grande referem-se a terrenos que poderão ser alienados, sendo improvável a licitação da concessão por parte do Poder Concedente, o respectivo valor foi reclassificado para a rubrica "outros", também do ativo realizável a longo prazo.

NOTA 7 - CRÉDITOS FISCAIS DIFERIDOS

A Companhia constituiu, neste exercício, ativos fiscais diferidos sobre as diferenças temporárias dedutíveis e base negativa da contribuição social existentes em 31 de janeiro de 1998. O ativo constituído no valor de R$ 102.745 mil, foi considerado como ajuste de exercícios anteriores no Patrimônio Liquido, de forma a não afetar os tributos incidentes sobre o resultado do período.
Considerando, ainda, os ativos já existentes em 01.02.98 e aqueles constituídos em decorrência de fatos ocorridos neste exercício, o saldo em 31.12.98 está composto conforme segue:

	R$ mil					
	1998			1997		
natureza dos créditos	base	imposto de renda	contribuição social	base	imposto de renda	contribuição social
Diferença IPC/BTNF - Lei nº 8.200/91	-	-	-	35.890	8.972	-
Depreciações e baixas - Lei nº 8.200/91	59.882	14.971	-	59.882	14.971	-
Tributos - art. 7º, Lei nº 8.541/92	9.691	2.423	-	11.935	2.984	-
Provisão para fundo de pensão	94.271	23.568	7.542	82.613	20.653	6.609
Provisão para contingências	74.101	18.525	5.928	80.670	20.168	6.453
Provisão p/ perdas em concessões a licitar	42.917	10.729	3.433	37.561	9.390	3.005
Outras provisões	41.558	10.389	3.325	-	-	-
Prejuízo fiscal	61.442	15.360	-	-	-	-
Base negativa da contrib.social s/lucro	1.306.439	-	104.515	-	-	-
	1.690.301	95.965	124.743	308.551	77.138	16.067

Conforme mencionado na Nota 12, a Companhia registrou diversas provisões, sob o título de "Obrigações estimadas", o que contribuiu para elevar o diferimento dos ativos fiscais.

Estudos desenvolvidos pelo órgão de planejamento econômico-financeiro da Companhia indicam que os ativos diferidos pertinentes ao imposto de renda deverão ser utilizados até o ano de 2001 e os relativos à contribuição social, até o ano de 2009.

NOTA 8 - ATIVO IMOBILIZADO

As principais informações a respeito do ativo imobilizado, são as seguintes:

a) composição

	R$ mil			
	1998			1997
	Custo Corrigido	Depreciação Acumulada	Imobilizado Líquido	Imobilizado Líquido
Imobilizações em Serviço				
Geração Hidráulica				
UHE Salto Santiago	640.851	372.372	268.479	287.896
UHE Salto Osório	286.777	177.823	108.954	118.298
UHE Passo Fundo	114.561	71.260	43.301	46.488
	1.042.189	621.455	420.734	452.682
Geração Térmica				
Complexo Jorge Lacerda	2.422.918	533.899	1.889.019	2.004.538
UTE Charqueadas	51.501	37.805	13.696	8.838
UTE Alegrete	7.135	6.935	200	404
	2.481.554	578.639	1.902.915	2.013.780
Sistema de Comunicação	**1.624**	**399**	**1.225**	**-**
Equipamentos Gerais	**15.458**	**5.655**	**9.803**	**4.801**
	3.540.825	1.206.148	2.334.677	2.471.263
Imobilizações em Curso				
Geração Hidráulica				
UHE Itá	1.056.555	-	1.056.555	920.440
UHE Machadinho	130.375	-	130.375	112.288
Outros	3.075	-	3.075	15.806
	1.190.005	-	1.190.005	1.048.534
Geração Térmica				
UTE Jacuí	67.123	-	67.123	65.540
UTE JL IV (custos retardatários)	2.793	-	2.793	4.023
Outros	3.200	-	3.200	3.828
	73.116	-	73.116	73.391
Outros	**746**	**-**	**746**	**-**
	1.263.867	-	1.263.867	1.121.925
	4.804.692	**1.206.148**	**3.598.544**	**3.593.188**

b) taxas de depreciação

Os bens em operação, integrantes da geração térmica, são depreciados a uma taxa de 5% ao ano. Os demais bens são depreciados a uma taxa de 3% ao ano.

c) Usina Termelétrica JACUÍ

A Companhia possui construções em andamento referentes ao projeto Jacuí. A Companhia tem até 14 de março de 1999, para se pronunciar sobre a sua decisão de concluir ou não o empreendimento. A Administração da Companhia ainda não decidiu sobre sua permanência no projeto, e como resultado não tem como estimar eventuais perdas quanto:

1) valor do ativo referente ao empreendimento;
2) aos passivos contingentes com fornecedores e outros envolvidos no projeto.

d) capacidade de recuperação através de operações futuras

A Companhia, com base em projeções preliminares de fluxo de caixa futuro descontado a valor presente, elaboradas internamente, avaliou que alguns ativos não serão recuperados pelas suas operações futuras. A Administração da Companhia não constituiu provisão para perda sobre estes ativos porque a expectativa é que, no conjunto, produzirão fluxo de caixa futuro positivo.

e) apropriação dos encargos financeiros e efeitos inflacionários

Os encargos financeiros e efeitos inflacionários vinculados a empréstimos e financiamentos, foram reconhecidos da seguinte forma:

	R$ mil
Encargos financeiros	
Apropriados no resultado	98.604
Transferidos para as imobilizações em curso	(13.059)
	85.545
Efeitos inflacionários	
Apropriados no resultado	47.813
Transferidos para as imobilizações em curso	(115)
	47.698

f) indisponibilidade dos bens

De acordo com os Decretos nº 41.019/57 e 2.003/96, e artigo 6º da Resolução ANEEL nº 318/98, os bens e instalações utilizados na produção, transmissão e distribuição de energia elétrica, são

vinculados a esses serviços, não podendo os mesmos ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Poder Concedente.

NOTA 9 - DIVIDENDOS PROPOSTOS

A Administração da Companhia está propondo, para este exercicio, a distribuição de 25% do lucro líquido ajustado nos termos da Lei das Sociedades por Ações e em consonância com o artigo 32 de seu Estatuto Social, conforme demonstrado a seguir:

	R$ mil
Lucro líquido do exercício	7.630
Reserva legal	(381)
Lucro líquido ajustado	7.249
Dividendos propostos	**1.812**

Dividendos propostos por lote de 1.000 ações :

Preferenciais classe A - R$ 0,0284230
Preferenciais classe B - R$ 0,0213171

Em face da prioridade de recebimento de dividendos prevista no artigo 4° do Estatuto Social, neste exercício não serão atribuídos dividendos às ações ordinárias.

NOTA 10 - EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moeda estrangeira e nacional são as seguintes:

11.01 - NOTAS EXPLICATIVAS

a) Composição:

	R$ mil					
	1998					1997
	principal		encargos			
	circulante	longo prazo	circulante	longo prazo	total	total
Moeda Estrangeira						
Secr. Tesouro Nacional	26.948	361.901	3.335	7.359	399.543	385.501
Instituições financeiras	13.667	45.885	2.896	-	62.448	82.475
Fornecedores	-	-	-	-	-	4.508
	40.615	407.786	6.231	7.359	461.991	472.484
Moeda Nacional						
ELETROBRÁS	108.814	462.904	383	-	572.101	509.412
Instituições financeiras	593	64	4	-	661	1.838
Fornecedores	8.851	18.589	3.024	6.137	36.601	47.448
Fundação ELOS	5.228	64.827	-	-	70.055	105.255
	123.486	546.384	3.411	6.137	679.418	663.953
Total	164.101	954.170	9.642	13.496	1.141.409	1.136.437

b) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:

	1998			1997		
moeda	$	R$ mil	%	$	R$ mil	%
Dólar Americano - US$	245.146	296.308	64,14	252.752	282.172	59,72
Marco Alemão - DM	115.199	83.973	18,17	155.551	96.945	20,52
Libra Esterlina - L	40.738	81.710	17,69	50.523	93.367	19,76
		461.991	100,00		472.484	100,00

11.01 - NOTAS EXPLICATIVAS

c) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:

	R$ mil	
	1998	1997
1999	-	132.017
2000	90.882	62.173
2001	95.318	86.659
2002	70.284	83.968
2003	77.938	69.582
2004	95.970	82.457
Após 2004 até 2024	537.274	483.006
	967.666	**999.862**

d) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Mercado Interno

Taxas fixas de 6,00% a 12,00% a.a. (1997, de 6,00% a 11,70% a.a.)
Taxas flutuantes de 9,89% a 18,06% a.a. (1997, de 9,16% a 10,79% a.a., prefixada para 30 dias)

Mercado Externo

Taxas fixas de 3,00% a 12,50% a.a. (1997, de 3,00% a 26,15% a.a.)
Taxas flutuantes de 3,98% a 8,16% a.a. (1997, de 3,49% a 7,61% a.a.)

NOTA 11 - TRIBUTOS E CONTRIBUIÇÕES SOCIAIS

Grande parte dos tributos e contribuições sociais devidos pela Companhia encontra-se parcelada pelos órgãos arrecadadores. A composição dos tributos e contribuições sociais em 31 de dezembro de 1998 é a seguinte:

	1998				1997	
		R$ mil				R$ mil
	parcelas vincendas	circulante	longo prazo	total	parcelas vincendas	total
Contribuição Social						
Parcelamento em 99 meses	44	1.360	3.626	4.986	56	5.816
Parcelamento em 120 meses	65	3.269	14.436	17.705	77	19.034
Em processo administrativo p/ compensação	-	3.065	-	3.065	-	3.882
Em processo de postergação de vencimento	-	5.286	-	5.286	-	5.356
		12.980	18.062	31.042		34.088
Imposto de Renda sobre o Lucro Líquido						
Parcelamento em 120 meses	-	-	-	-	94	18.120
Parcelamento em 99 meses	-	-	-	-	73	1.354
		-	-	-		19.474
Imposto de Renda Pessoa Jurídica						
Parcelamento em 120 meses	65	825	3.643	4.468	77	4.804
COFINS						
Parcelamento em 120 meses	65	4.860	21.461	26.321	77	28.294
Parcelamento em 72 meses	70	8.809	42.523	51.332	-	-
Corrente	-	2.070	-	2.070	-	-
		15.739	63.984	79.723		28.294
PASEP						
Parcelamento em 60 meses	5	659	-	659	17	2.034
Parcelamento em 72 meses	70	235	1.132	1.367	-	-
Corrente	-	-	-	-	-	209
		894	1.132	2.026		2.243
PIS						
Corrente	-	294	-	294	-	-
INSS						
Parcelamento em 240 meses	170	715	9.400	10.115	182	10.398
Parcelamento em 96 meses	69	268	1.272	1.540	81	1.771
Corrente	-	690	-	690	-	1.855
		1.673	10.672	12.345		14.024
Outros	-	756	-	756	-	1.165
		33.161	97.493	130.654		104.092

Encontrava-se registrado nesta rubrica, valor relativo a parcelamento do Imposto de Renda sobre o Lucro Líquido, que deixou de ser exigido por decisão judicial.

NOTA 12 - OBRIGAÇÕES ESTIMADAS

	R$ mil			
	1998		1997	
	circulante	longo prazo	circulante	longo prazo
Provisão Fundação ELOS				
Despesas administrativas	11.297	-	8.570	-
Complementação aposentadoria - SB 40	9.282	83.218	8.602	74.011
Contribuição suplementar	486	-	207	-
Provisões trabalhistas	4.854	-	8.119	-
Programa de reestruturação	24.300	-	-	-
Provisão para grandes manutenções	5.040	12.218	-	-
Outras	897	-	-	-
	56.156	95.436	25.498	74.011

A rubrica "Complementação aposentadoria - SB 40" refere-se a conversão de aposentadorias especiais em aposentadorias por tempo de serviço.

Buscando mensurar adequadamente os resultados dos exercícios sociais futuros, a Companhia passou a adotar o registro de provisões para grandes manutenções do parque gerador, com base em plano executivo para preservação das condições de operação das usinas.

Foram, também, provisionados neste exercício os custos inerentes à conversão de aposentadoria especial em aposentadoria por tempo de serviço dos empregados em atividade que têm direito a este benefício, bem como os custos para a implementação do programa de reestruturação para adequação da estrutura organizacional da Companhia.

NOTA 13 - PROVISÕES PARA CONTINGÊNCIAS

As provisões para contingências contemplam todos os riscos trabalhistas, tributários e cíveis que são de conhecimento da Companhia, cujos valores são estimados pelo órgão jurídico e encontram-se atualizados até 31.12.98 pelos índices utilizados pelo poder judiciário.

NOTA 14 - OBRIGAÇÕES ESPECIAIS

	R$ mil	
	1998	1997
Doações e subvenções destinadas a investimentos	47.149	47.149
Reversão e amortização	2.230	2.229
Participação da União	3.758	210
Outras	2.639	2.640
	55.776	52.228

Em virtude de sua natureza, estas contas não representam obrigações financeiras efetivas e, desta forma, não devem ser incluídas como exigibilidades, para fins de determinação de indicadores econômico-financeiros.

NOTA 15 - PATRIMÔNIO LÍQUIDO

a) Capital Social

O capital social em 31 dezembro de 1998 é de R$ 2.085.977 mil e está representado por 539.091.216.176 ações, sendo 454.100.458.846 ações ordinárias, 73.460.000 ações preferenciais da classe A e 84.917.297.330 ações preferenciais da classe B, todas sem valor nominal. O valor patrimonial da ação por lote de mil, em 31 de dezembro de 1998 é de R$ 4,24.

As ações preferenciais não garantem direito a voto e não são conversíveis em ações ordinárias, entretanto, gozam de prioridade no reembolso do capital e na distribuição de dividendos, às taxas anuais de 8,00%, no caso de ações de classe "A" e de 6,00%, para as de classe "B", calculadas sobre o capital social das respectivas classes de ações.

O quadro societário da Companhia, em 31.12.98, está assim constituído:

	% do capital			
acionistas	ON	PNA	PNB	total
TRACTEBEL	77,27	-	22,45	68,63
UNIÃO	5,82	-	2,07	5,23
FND	0,54	-	-	0,46
BNDESPAR	0,61	-	6,85	1,59
OUTROS	15,76	100,00	68,63	24,09
	100,00	100,00	100,00	100,00

	R$ mil	
	1998	1997
b) Reserva de Capital		
Doações e subvenções para investimento	-	1.436.570
Remuneração de bens e direitos constituídos com capital próprio	91.695	-
	91.695	**1.436.570**
c) Reservas de Lucros		
Reserva legal	381	-
Reserva de retenção de lucros	5.437	-
	5.818	-
d) Lucros Acumulados	**102.745**	-

Em conformidade com o disposto no artigo 196 da Lei 6.404/76, a administração da Companhia está propondo a retenção de lucros para aplicação no programa de investimentos, integrante do orçamento a ser submetido à aprovação da Assembléia Geral Ordinária.

NOTA 16 - AJUSTE DE EXERCÍCIOS ANTERIORES

A Companhia efetuou ajustes de exercicios anteriores em função da constituição de ativos fiscais diferidos sobre diferenças temporárias dedutíveis e base negativa da contribuição social existentes em 31 de janeiro de 1998, no valor de R$ 102.745 mil. (Ver Nota 7)

NOTA 17 - CONCILIAÇÃO DA CONTRIBUIÇÃO SOCIAL E DO IMPOSTO DE RENDA, NO RESULTADO

A conciliação da provisão para imposto de renda e a contribuição social, calculada pela alíquota fiscal é a seguir demonstrada:

	R$ mil
Resultado antes dos tributos	**(17.505)**
Imposto de Renda - 25%	4.376
Contribuição Social - 8%	1.400
	5.776
Imposto de renda e contribuição social sobre:	
Reversão de contingências tributárias indedutíveis	23.754
Encargos sobre contingências tributárias indedutíveis	(4.395)
Imposto de renda e contribuição social no resultado	**25.135**

NOTA 18 - ENTIDADE FECHADA DE PREVIDÊNCIA PRIVADA

A Companhia é patrocinadora da Fundação Eletrosul de Previdência e Assistência Social - ELOS, entidade sem fins lucrativos que tem como objetivo básico a complementação de aposentadoria aos seus empregados. A Fundação adota o plano do tipo benefício definido, com regime financeiro de capitalização, tendo apresentado superávit técnico de R$ 1.874 mil em 31.12.98 (R$ 450 mil, em 31.12.97).

A contribuição da Companhia corresponde a duas vezes a contribuição de seus empregados. Contribui, ainda, com 1,2% sobre a folha de salários, com o objetivo de amortizar as reservas da Fundação, em consonância com o plano de custeio e cálculos atuariais. A contribuição relativa ao exercício de 1998 foi de R$ 4.955 mil.

As despesas administrativas da Fundação estão contempladas no capítulo de custeio do seu regulamento do Plano de Benefícios e são de responsabilidade das patrocinadoras, não podendo exceder a 15% do total das receitas previdenciais.

Conforme prevê o Regulamento do Plano de Benefícios da Fundação, a Companhia é responsável pelo ônus decorrente da conversão de aposentadorias especiais em aposentadorias por tempo de serviço, concernentes aos seus empregados e aqueles que se encontravam em benefício na data da cisão da ELETROSUL. O montante desse compromisso encontra-se provisionado sob o título de "complementação de aposentadoria - SB 40" (Ver Nota 12).

NOTA 19 - INSTRUMENTOS FINANCEIROS

A Comissão de Valores Mobiliários, através da Instrução nº 235, de 23.03.95, estabeleceu mecanismo para divulgação em nota explicativa do valor de mercado dos instrumentos financeiros, reconhecidos ou não nas Demonstrações Financeiras.

11.01 - NOTAS EXPLICATIVAS

Considerando as características próprias da Companhia, no âmbito particular e do setor elétrico em geral, destacam-se como valores significativos suscetíveis de avaliação pelo valor de mercado, os relativos aos contratos de empréstimos com a Centrais Elétricas Brasileiras S.A. - ELETROBRÁS, para financiamento dos projetos de expansão.

Todos os empréstimos e financiamentos captados com a ELETROBRÁS são remunerados a uma taxa de juros equivalente a 10% a.a. A taxa de mercado (os custos de oportunidade do capital da Empresa) é por ela definida, levando em conta o prêmio de risco compatível com as atividades do setor (10% a.a.). Considerando as circunstâncias especiais envolvidas no financiamento dos seus projetos de expansão, o valor de mercado destes empréstimos corresponde ao seu valor contábil.

NOTA 20 - ADEQUAÇÃO DOS SISTEMAS ELETRÔNICOS - ANO 2000

A Companhia, objetivando a adequação dos sistemas eletrônicos de processamento de dados às datas posteriores ao ano de 1999, iniciou em 1997, o "Projeto Ano 2000", composto das seguintes etapas:

a) Inventário - consistiu em quantificar as linhas de código dos diversos programas, a serem analisadas / adequadas para solução do problema. Esta etapa foi iniciada em maio/97 e concluída em agosto/97;

b) Priorização - estabelecimento da seqüência de adequação dos programas, por sistema aplicativo, com base na importância e dependências existentes entre eles. Esta etapa foi iniciada em novembro/97 e concluida em janeiro/98;

c) Implementação - análise de todos os sistemas aplicativos em uso, adequando seus programas, bases de dados e comandos de controle de serviços, implantando após testes isolados e sincronizados com outros sistemas. Esta etapa foi iniciada em fevereiro/98, com conclusão prevista para junho/99, tendo sido realizada até o momento 90% das conversões necessárias.

O custo total estimado do projeto é de R$ 780 mil. Até o momento foi gasto o montante de R$ 700 mil.

NOTA 21 - EVENTOS SUBSEQÜENTES

a) Em cumprimento ao que determinou a Agência Nacional de Energia Elétrica - ANEEL, através do artigo 2º da Resolução nº 2, de 24.12.97, a partir de 1º de janeiro de 1999 a Companhia procederá ao cálculo e à contabilização das quotas de depreciação, tomando por base as taxas definidas na Resolução e os saldos contábeis registrados nas respectivas Unidades de Cadastro - UC. Em decorrência, os encargos anuais de depreciação serão reduzidos em aproximadamente R$ 18 milhões.

01732-9 CENTRAIS GERADORAS DO SUL DO BRASIL S.A. 02.474.103/0001-19

11.01 - NOTAS EXPLICATIVAS

b) O Governo Federal flexibilizou a variação cambial do dólar norte americano em 13.01.99, em relação ao Real. A Companhia possui em 31 de dezembro de 1998, dívida em moeda externa no valor total de R$ 461.991 mil, conforme detalhamento constante da Nota 10.

c) Encontra-se em fase de negociação a aquisição da usina termelétrica a gás natural, com capacidade prevista de 120 MW de potência, para atendimento ao compromisso assumido com o BNDES conforme Edital de Privatização, de disponibilização de potência firme necessária ao atendimento da demanda no Estado do Mato Grosso do Sul. A partir do mês de março de 1999, a usina estará gerando 40 MW de energia, e está previsto para o mês de agosto de 1999, um incremento de 40 MW.

Victor Frank de Paula Rosa Paranhos
Diretor Presidente

Laércio Dias
Diretor de Finanças e Administrativo

Gil de Methodio Maranhão Neto
Diretor de Planejamento e Engenharia

Manoel Arlindo Zaroni Torres
Diretor de Operação

Waltamir Barreiros
Contador CRC - SC 008283/O-8
CPF: 242.690.507-72

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

ÍNDICE

THIRD QUARTER RESULTS 1998 (ITR)

September 30, 1998

Contains:

- Balance sheet
- Share breakdown
- Dividend distribution
- Company structure (share capit
- Income Statement
- Subsidiary breakdown
- Notes (eg. Consumers, financing, criteria for assessing assets, investments)

ITR - Quarterly Results

Period ended: 9/30/1998

BALANCE SHEET (R$ thousands)

ASSETS

Code	Description	9/30/1998	6/30/1998
1	Total Assets	3,979,023	2,846,562
1.01	*Current Assets*	118,172	98,596
1.01.01	Availabilities	29,757	35,221
1.01.02	Credits	58,722	37,116
1.01.02.01	Distributers	58,722	37,116
1.01.03	Inventories	7,859	6,506
1.01.04	Other	21,834	19,753
1.01.04.01	Credits from Fuel Consumption Bill (CCC)	14,120	13,088
1.01.04.02	Anticipated expenses	1,009	974
1.01.04.03	Alienations and Ongoing Services	1,440	2,327
1.01.04.04	Other	5,265	3,364
1.02	*Long-term Assets*	255,974	139,360
1.02.01	Credits (several)	0	0
1.02.02	Credits with Related Parties	0	0
1.02.02.01	With Joint Parties	0	0
1.02.02.02	With Controlled Parties	0	0
1.02.02.03	With Other Related Parties	0	0
1.02.03	Other	255,974	139,360
1.02.03.01	Concessions Bidable	16,537	21,546
1.02.03.02	Deposits Related to Litigation	6,447	11,079
1.02.03.03	Deferred Fiscal Credits	226,381	100,126
1.02.03.04	Taxes and Social Contributions receivable	6,609	6,609
1.03	*Fixed Assets*	3,604,877	3,608,606
1.03.01	Investments	1,607	1,890
1.03.01.01	Share in Joint Parties	0	0
1.03.01.02	*Share in Controlled Parties*	0	0
1.03.01.03	Other Investments	1,607	1,890
1.03.02	Fixed	3,603,270	3,606,716
1.03.03	Deferred	0	0

LIABILITIES

Code	Description	9/30/1998	6/30/1998
2	Total Liabilities	3,979,023	3,846,562
2.01	*Current Liabilites*	304,706	293,929
2.01.01	Loans and Financing	163,540	176,054
2.01.02	Debentures	0	0
2.01.03	Suppliers	18,437	14,299
2.01.04	Taxes, Fees, and Contributions	24,586	31,228
2.01.05	Dividends Payable	0	0
2.01.06	Provisions	79,354	52,777
2.01.06.01	ELOS Foundation Provision	26,184	29,256
2.01.06.02	Work-related Provisions	6,215	5,498
2.01.06.03	*Work-related Contingencies*	16,243	18,023
2.01.06.04	Other	30,712	0
2.01.07	Related Party Debt	0	0
2.01.08	Other	18,789	19,571
2.01.08.01	Global Reversal Reserve	8,912	9,257
2.01.08.02	Payroll	2,781	3,420
2.01.08.03	Other	7,096	6,894
2.02	*Long-term Liabilities*	1,423,654	1,371,074
2.02.01	Loans and Financing	990,133	984,519
2.02.02	Debentures	0	0
2.02.03	Provisions	304,473	242,701
2.02.03.01	ELOS Foundation Provision	86,025	76,737
2.02.03.02	Contingency Provisions	206,902	165,964
2.02.03.03	Other	11,546	0
2.02.04	Related Party Debt	0	0
2.02.05	Other	129,048	143,854
2.02.05.01	Taxes and Social Contributions	54,953	69,264
2.02.05.02	Deferred Income Tax	18,319	18,814
2.02.05.04	Special Obligations	55,776	55,776
2.03	*Future Period Results*	0	0
2.05	*Shareholders' Equity*	2,250,663	2,181,559
2.05.01	Paid-in Capital	2,085,977	2,085,977
2.05.02	Capital Reserves	59,434	40,945
2.05.03	Reappraisal Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Controlled/Joint	0	0
2.05.04	Profits Reserve	0	0

2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	From Profits Realizable	0	0
2.05.04.05	Retained Earnings	0	0
2.05.04.06	For Retained Dividends	0	0
2.05.04.07	Other Profits Reserve	0	0
2.05.05	Accumulated Income/Loss	105,252	54,637

INCOME STATEMENT (in R$ thousands)

Code	Description	7/01/1998 to 9/30/1998	1/29/1998 to 9/30/1998	7/01/1997 to 9/30/1997	7/01/1997 to 9/30/1997
3.01	*Gross Revenue from Sales and/or Services Rendered*	157,958	405,015	0	0
3.01.01	Electrical Energy Supply	123,156	313,625	0	0
3.01.02	Fuel Subsidy (CCC)	34,633	91,102	0	0
3.01.03	*Other*	169	288	0	0
3.02	*Gross Revenue Deductions*	(9,498)	(18,970)	0	0
3.02.01	Taxes and Social Contributions	(6,391)	(11,324)	0	0
3.02.02	Use of Public Property/Goods (UBP)	(3,107)	(7,646)	0	0
3.03	*Net Income from Sales and/or Services Rendered*	148,460	386,045	0	0
3.04	*Cost of Goods and/or Services Rendered*	(96,085)	(248,650)	0	0
3.04.01	Personnel	(9,457)	(25,212)	0	0
3.04.02	Material	(2,875)	(5,350)	0	0
3.04.03	Third-party Services	(4,056)	(9,172)	0	0
3.04.04	Fuel for Electrical Energy Production (CCC)	(34,633)	(91,102)	0	0
3.04.05	Financial Compensation for Use of Water Resources	(4,479)	(12,830)	0	0
3.04.06	Depreciation	(37,919)	(101,183)	0	0
3.04.07	Other	(2,666)	(3,801)	0	0
3.05	*Gross Result*	52,375	137,395	0	0
3.06	*Operating Expenses/Income*	(120,117)	(155,152)	0	0
3.06.01	With Sales	0	0	0	0
3.06.02	General and Administrative	(5,069)	(12,355)	0	0
3.06.02.01	Personnel	(3,108)	(8,475)	0	0
3.06.02.02	Third-party Services	(1,682)	(3,161)	0	0
3.06.02.03	Rent	(279)	(719)	0	0
3.06.03	Financial	(49,495)	(128,774)	0	0
3.06.03.01	Financial Income	2,634	4,348	0	0
3.06.03.02	Financial Expenses	(52,129)	(133,122)	0	0
3.06.03.02.01	Debt Duty	(21,956)	(61,733)	0	0
3.06.03.02.02	Duty on Taxes and Social Contributions	(8,127)	(22,257)	0	0
3.06.03.02.03	Other	(2,046)	(5,087)	0	0
3.06.03.02.04	Monetary Variation without Financing	(19,640)	(40,790)	0	0
3.06.03.02.05	Monetary Variation - Other	(360)	(3,255)	0	0
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	(65,553)	(14,023)	0	0
3.06.05.01	Operational Provision Constitution	(65,170)	(86,112)	0	0
3.06.05.02	Operational Provision Reversal	2,581	76,959	0	0
3.06.05.03	General Expenses	(2,937)	(7,875)	0	0
3.06.05.04	Expense Retrieval	356	4,140	0	0
3.06.05.05	Other	(383)	(1,135)	0	0
3.06.06	Equity Equivalence Result	0	0	0	0
3.07	*Operating Profit (Loss)*	(67,742)	(17,757)	0	0
3.08	*Non-Operating Profit (Loss)*	(8,587)	(9,168)	0	0
3.08.01	Revenue	(33)	30	0	0
3.08.02	Expenses	(8,554)	(9,198)	0	0
3.09	*EBIT*	(76,329)	(26,925)	0	0
3.10	*Income Tax and Social Contributions Provision*	24,199	29,432	0	0
3.11	*Deferred Income Tax*	0	0	0	0
3.12	*Statutory Equity/Contributions*	0	0	0	0
3.12.01	Equity	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	*Reversal of Interest on Own Capital*	0	0	0	0
3.15	*Profit (loss) in Period*	(52,130)	2,507	0	0
	NUMBER OF SHARES, EX-TREASURY (thousands)	539,091,216	539,091,216	0	0
	PROFIT PER SHARE		0.00000	0.00000	0.00000
	LOSS PER SHARE	(0.00010)			

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19
4 - NIRE		
533000056		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
RUA: DEPUTADO ANTÔNIO EDU VIEIRA, 999				PANTANAL
3 - CEP	4 - MUNICÍPIO			5 - UF
88040-901	FLORIANÓPOLIS			SC
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
048	231-7052	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
048	234-4307	-	-	
15 - E-MAIL				
moser@gerasul.com.br				

01.03 - DIRETOR DE RELAÇÕES COM O MERCADO (Endereço para Correspondência com a Companhia)

1 - NOME				
LAÉRCIO DIAS				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
RUA: DEPUTADO ANTÔNIO EDU VIEIRA, 999				PANTANAL
4 - CEP	5 - MUNICÍPIO			6 - UF
88040-901	FLORIANÓPOLIS			SC
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
048	231-7720	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
048	234-1114	-	-	
16 - E-MAIL				
laerciod@gerasul.com.br				

01.04 - REFERÊNCIA DO ITR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
29/01/1998	31/12/1998	3	01/07/1998	30/09/1998	2	01/04/1998	30/06/1998

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 30/09/1998	2 - TRIMESTRE ANTERIOR 30/06/1998	3 - IGUAL TRIMESTRE EX. ANTERIOR 30/09/1997
Do Capital Integralizado			
1 - Ordinárias	454.100.459	454.100.459	0
2 - Preferenciais	84.990.757	84.990.757	0
3 - Total	539.091.216	539.091.216	0
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO Privada Nacional
4 - CÓDIGO ATIVIDADE 1990200 - Serviços de Eletricidade
5 - ATIVIDADE PRINCIPAL GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA
6 - TIPO DE CONSOLIDADO Não Apresentado
7 - TIPO DO RELATÓRIO DOS AUDITORES Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CGC	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)
01	29/04/1998	2.079.870	2.085.977	Incorporação de Empresas	1.588.695	0,0038438889

01.10 - DIRETOR DE RELAÇÕES COM O MERCADO

1 - DATA	2 - ASSINATURA
10/12/1998	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/1998	4 - 30/06/1998
1	Ativo Total	3.979.023	3.846.562
1.01	Ativo Circulante	118.172	98.596
1.01.01	Disponibilidades	29.757	35.221
1.01.02	Créditos	58.722	37.116
1.01.02.01	Revendedores	58.722	37.116
1.01.03	Estoques	7.859	6.506
1.01.04	*Outros*	21.834	19.753
1.01.04.01	Créditos da Conta Consumo de Combustível	14.120	13.088
1.01.04.02	Despesas Pagas Antecipadamente	1.009	974
1.01.04.03	Desativações, Alien. e Serviços em Curso	1.440	2.327
1.01.04.04	Outros	5.265	3.364
1.02	Ativo Realizável a Longo Prazo	255.974	139.360
1.02.01	Créditos Diversos	0	0
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	255.974	139.360
1.02.03.01	Concessões a Licitar	16.537	21.546
1.02.03.02	*Depósitos vinculados a Litígios*	6.447	11.079
1.02.03.03	Créditos Fiscais Diferidos	226.381	100.126
1.02.03.04	Tributos e Contrib. Sociais a Recuperar	6.609	6.609
1.03	Ativo Permanente	3.604.877	3.608.606
1.03.01	Investimentos	1.607	1.890
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	0	0
1.03.01.03	Outros Investimentos	1.607	1.890
1.03.02	Imobilizado	3.603.270	3.606.716
1.03.03	Diferido	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/1998	4 - 30/06/1998
2	Passivo Total	3.979.023	3.846.562
2.01	Passivo Circulante	304.706	293.929
2.01.01	Empréstimos e Financiamentos	163.540	176.054
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	18.437	14.299
2.01.04	Impostos, Taxas e Contribuições	24.586	31.228
2.01.05	Dividendos a Pagar	0	0
2.01.06	Provisões	79.354	52.777
2.01.06.01	Provisão Fundação ELOS	26.184	29.256
2.01.06.02	Provisões Trabalhistas	6.215	5.498
2.01.06.03	Contingências Trabalhistas	16.243	18.023
2.01.06.04	Outras	30.712	0
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	18.789	19.571
2.01.08.01	Reserva Global de Reversão	8.912	9.257
2.01.08.02	Folha de Pagamento	2.781	3.420
2.01.08.03	Outros	7.096	6.894
2.02	Passivo Exigível a Longo Prazo	1.423.654	1.371.074
2.02.01	Empréstimos e Financiamentos	990.133	984.519
2.02.02	Debêntures	0	0
2.02.03	Provisões	304.473	242.701
2.02.03.01	Provisão Fundação ELOS	86.025	76.737
2.02.03.02	Provisões para Contingências	206.902	165.964
2.02.03.03	Outras	11.546	0
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	129.048	143.854
2.02.05.01	Tributos e Contribuições Sociais	54.953	69.264
2.02.05.02	Imposto de Renda Diferido	18.319	18.814
2.02.05.04	Obrigações Especiais	55.776	55.776
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	2.250.663	2.181.559
2.05.01	Capital Social Realizado	2.085.977	2.085.977
2.05.02	Reservas de Capital	59.434	40.945
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	0	0
2.05.04.01	Legal	0	0
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/09/1998	4 -30/06/1998
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuidos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	105.252	54.637

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/1998 a 30/09/1998	4 - 29/01/1998 a 30/09/1998	5 - 01/07/1997 a 30/09/1997	6 - 29/01/1997 a 30/09/1997
3.01	Receita Bruta de Vendas e/ou Serviços	157.958	405.015	0	0
3.01.01	Suprimento de Energia Elétrica	123.156	313.625	0	0
3.01.02	Subvenção Combustível - CCC	34.633	91.102	0	0
3.01.03	Outras	169	288	0	0
3.02	Deduções da Receita Bruta	(9.498)	(18.970)	0	0
3.02.01	Impostos e Contribuições	(6.391)	(11.324)	0	0
3.02.02	Reserva Global de Reversão	(3.107)	(7.646)	0	0
3.03	Receita Líquida de Vendas e/ou Serviços	148.460	386.045	0	0
3.04	Custo de Bens e/ou Serviços Vendidos	(96.085)	(248.650)	0	0
3.04.01	Pessoal	(9.457)	(25.212)	0	0
3.04.02	Material	(2.875)	(5.350)	0	0
3.04.03	Serviço de Terceiro	(4.056)	(9.172)	0	0
3.04.04	Combustível p/Prod.Ener.Elétrica - CCC	(34.633)	(91.102)	0	0
3.04.05	Compens.Financ. p/Utiliz.Rec. Hídricos	(4.479)	(12.830)	0	0
3.04.06	Depreciação	(37.919)	(101.183)	0	0
3.04.07	Outras	(2.666)	(3.801)	0	0
3.05	Resultado Bruto	52.375	137.395	0	0
3.06	Despesas/Receitas Operacionais	(120.117)	(155.152)	0	0
3.06.01	Com Vendas	0	0	0	0
3.06.02	Gerais e Administrativas	(5.069)	(12.355)	0	0
3.06.02.01	Pessoal	(3.108)	(8.475)	0	0
3.06.02.02	Serviço de Terceiro	(1.682)	(3.161)	0	0
3.06.02.03	Aluguel	(279)	(719)	0	0
3.06.03	Financeiras	(49.495)	(128.774)	0	0
3.06.03.01	Receitas Financeiras	2.634	4.348	0	0
3.06.03.02	Despesas Financeiras	(52.129)	(133.122)	0	0
3.06.03.02.01	Encargos de Dívidas	(21.956)	(61.733)	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/1998 a 30/09/1998	4 - 29/01/1998 a 30/09/1998	5 - 01/07/1997 a 30/09/1997	6 - 29/01/1997 a 30/09/1997
3.06.03.02.02	Encargos s/Tributos e Contrib.Sociais	(8.127)	(22.257)	0	0
3.06.03.02.03	Outras	(2.046)	(5.087)	0	0
3.06.03.02.04	Variação Monetária s/Empr.Financiamento	(19.640)	(40.790)	0	0
3.06.03.02.05	Variação Monetária - Outras	(360)	(3.255)	0	0
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	(65.553)	(14.023)	0	0
3.06.05.01	Constituição de Provisões Operacionais	(65.170)	(86.112)	0	0
3.06.05.02	Reversão de Provisões Operacionais	2.581	76.959	0	0
3.06.05.03	Despesas Gerais	(2.937)	(7.875)	0	0
3.06.05.04	Recuperação de Despesas	356	4.140	0	0
3.06.05.05	Outras	(383)	(1.135)	0	0
3.06.06	Resultado da Equivalência Patrimonial	0	0	0	0
3.07	Resultado Operacional	(67.742)	(17.757)	0	0
3.08	Resultado Não Operacional	(8.587)	(9.168)	0	0
3.08.01	Receitas	(33)	30	0	0
3.08.02	Despesas	(8.554)	(9.198)	0	0
3.09	Resultado Antes Tributação/Participações	(76.329)	(26.925)	0	0
3.10	Provisão para IR e Contribuição Social	24.199	29.432	0	0
3.11	IR Diferido	0	0	0	0
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	(52.130)	2.507	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/1998 a 30/09/1998	4 - 29/01/1998 a 30/09/1998	5 - 01/07/1997 a 30/09/1997	6 - 29/01/1997 a 30/09/1997
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	539.091.216	539.091.216	0	0
	LUCRO POR AÇÃO		0,00000	0,00000	0,00000
	PREJUÍZO POR AÇÃO	(0,00010)			

04.01 - NOTAS EXPLICATIVAS

NOTA 1 - CONTEXTO OPERACIONAL

A Centrais Geradoras do Sul do Brasil S.A. - GERASUL, concessionária de uso de bem público, na condição de produtor independente, com sede em Florianópolis - SC, tem como atividade a geração e comercialização de energia elétrica.

Sua capacidade instalada é de 3.719 MW, dos quais 73,25% em usinas hidrelétricas e 26,75% em termelétricas, compostos pelo seguinte parque gerador em operação: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UTE Charqueadas (RS), UTE Alegrete (RS) e Complexo Termelétrico Jorge Lacerda (SC).

A Companhia foi constituída em 29 de janeiro de 1998, por deliberação da 118ª Assembléia Geral Extraordinária da Centrais Elétricas Brasileiras S.A.- ELETROBRÁS, que aprovou a cisão parcial daquela sociedade com versão de parcela de seu patrimônio, e funcionou como assembléia de constituição da Eletrobrás Geração S. A. - ELETROGER.

O patrimônio vertido à Companhia, correspondia ao investimento na GERASUL, constituída em 23 de dezembro de 1997, a partir de cisão parcial da Centrais Elétricas do Sul do Brasil S. A. - ELETROSUL, incluída no Programa Nacional de Desestatização - PND.

Em 29 de abril de 1998 a ELETROGER incorporou sua controlada GERASUL, com o patrimônio existente na data-base de 31 de janeiro de 1998. Na Assembléia Geral Extraordinária em que foi aprovada a operação de incorporação, os acionistas aprovaram, também, a alteração da denominação social da Companhia para Centrais Geradoras do Sul do Brasil S. A. - GERASUL, utilizada até então pela incorporada.

NOTA 2 - APRESENTAÇÃO DAS DEMONSTRAÇÕES FINANCEIRAS

A demonstração do resultado não contempla o prejuízo apurado no mês de janeiro de 1998, no valor de R$ 1.478.386 mil, decorrente do resultado da equivalência patrimonial negativa da controlada (R$ 1.458.581 mil) e do reconhecimento contábil do imposto de renda diferido sobre o lucro inflacionário transferido da ELETROBRÁS, na cisão parcial, nos termos da Lei nº 9.430/96 (R$ 19.805 mil). Tal prejuízo foi integralmente absorvido naquele mês, com a conseqüente redução do capital social.

As demonstrações financeiras da Companhia encontram-se de acordo com a Lei das Sociedades por Ações, com as normas da Agência Nacional de Energia Elétrica - ANEEL e disposições complementares da Comissão de Valores Mobiliários - CVM.

NOTA 3 - SUMÁRIO DAS PRINCIPAIS PRÁTICAS CONTÁBEIS

a) Ativos circulante e realizável a longo prazo

Os materiais em estoque no almoxarifado estão registrados ao custo médio de aquisição, que não excede o valor de mercado;

os ativos indexados estão atualizados até o final dos trimestres.

b) Permanente

O imobilizado está registrado ao custo de aquisição ou construção. A depreciação está calculada pelo método linear, com base nas taxas anuais mencionadas na Nota 7, sendo debitada parte ao resultado do exercício e parte ao custo das ordens em curso, em função da utilização dos bens;

os encargos financeiros e efeitos inflacionários de empréstimos e financiamentos vinculados às obras em andamento estão agregados ao custo dos respectivos empreendimentos;

os juros sobre o capital próprio aplicado nas obras em andamento estão calculados à Taxa de Juros de Longo Prazo - TJLP e compõem o custo dos respectivos empreendimentos.

c) Passivos circulante e exigível a longo prazo

Os empréstimos e financiamentos e os encargos decorrentes, apropriados até o final dos trimestres, estão atualizados pelos índices contratuais (Ver Nota 8) e as demais obrigações da Companhia estão registradas pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

d) Resultado do período

As receitas e despesas estão registradas com observância do regime de competência.

NOTA 4 – REVENDEDORES

	R$ mil	
	30.09.98	30.06.98
Centrais Elétricas do Sul do Brasil S.A. - ELETROSUL	31.097	37.093
AES SUL - Distribuidora Gaúcha de Energia S.A.	8.687	-
Rio Grande Energia S.A.- RGE	7.948	-
Furnas Centrais Elétricas S.A.	4.024	-
Empresa Energética de Mato Grosso do Sul S.A. - ENERSUL	3.936	23
Companhia Estadual de Energia Elétrica - CEEE	3.030	-
	58.722	**37.116**

As faturas emitidas pela Companhia são desdobradas em três parcelas iguais, com vencimento nos dias 15 e 25, do mês seguinte ao do suprimento e no dia 5 do segundo mês subseqüente.

NOTA 5 – CONCESSOES A LICITAR

De acordo com os artigos 21 e 45 da Lei nº 8.987, de 13.02.95, os custos dos estudos e projetos em função de concessões autorizadas pelo Poder Concedente e de utilidade para a licitação, bem como os custos apropriados em obras para aproveitamento de potenciais hidráulicos, cujas concessões foram extintas, serão ressarcidos com os recursos decorrentes de futuras licitações.

A Composição desses ativos está demonstrada a seguir:

	R$ mil	
	30.09.98	30.06.98
Ilha Grande	483	483
Campos Novos	53.615	53.268
Barra Grande	5.356	5.356
	59.454	**59.107**
Provisão para perdas	(42.917)	(37.561)
	16.537	**21.546**

Considerando a incerteza de recuperação dos custos incorridos com estudos e projetos relativos à UHE Barra Grande, nos termos da Lei nº 8.987/95, a Companhia constituiu, neste trimestre, provisão do valor registrado.

NOTA 6 – CRÉDITOS FISCAIS DIFERIDOS

A Companhia constituiu neste trimestre, ativos fiscais diferidos sobre as diferenças temporárias dedutíveis e base negativa da contribuição social **existentes em 31 de janeiro de 1998**. O ativo constituído no valor de R$ 102.745 mil, foi considerado como ajuste de exercícios anteriores no Patrimônio Líquido, de forma a não afetar os tributos incidentes sobre o resultado do período.

Considerando, ainda, os ativos já existentes em 01.02.98 e aqueles constituídos em decorrência de fatos ocorridos neste exercício, o saldo em 30.09.98 está composto conforme abaixo:

Natureza dos créditos	R$ mil Base	Imposto de Renda	Contr.Social
Diferença IPC/BTNF - Lei nº 8.200/91	21.912	5.478	-
Depreciações e baixas - Lei nº 8.200/91	59.882	14.971	-
Tributos - art. 7º, Lei nº 8.541/92	10.209	2.552	-
Provisão para fundo de pensão	102.448	25.612	8.196
Provisão para contingências	111.208	27.802	8.897
Provisão para perdas em concessões a licitar	42.917	10.729	3.433
Outras provisões	41.951	10.488	3.356
Prejuízo fiscal	10.311	2.578	-
Base negativa da contribuição social sobre o lucro	1.278.620	-	102.289
	1.679.458	100.210	126.171

NOTA 7 – ATIVO IMOBILIZADO

As principais informações a respeito do ativo imobilizado, são as seguintes:
a) composição

	R$ mil			
	30.09.98			30.06.98
	Custo Corrigido	Depreciação Acumulada	Imobilizado Líquido	Imobilizado Líquido
Imobilizações em Serviço				
Geração Hidráulica				
UHE Salto Santiago	640.805	367.659	273.146	277.844
UHE Salto Osório	287.055	175.871	111.184	113.997
UHE Passo Fundo	114.527	70.425	44.102	44.773
	1.042.387	**613.955**	**428.432**	**436.614**
Geração Térmica				
Complexo Jorge Lacerda	2.422.800	504.153	1.918.647	1.948.498
UTE Charqueadas	50.359	37.556	12.803	8.352
UTE Alegrete	7.135	6.929	206	228
	2.480.294	**548.638**	**1.931.656**	**1.957.078**
Sistema de Comunicação	**1.623**	**386**	**1.237**	**-**
Equipamentos Gerais	**15.067**	**5.545**	**9.522**	**8.799**
	3.539.371	**1.168.524**	**2.370.847**	**2.402.491**
Imobilizações em Curso				
Geração Hidráulica				
UHE ITÁ	1.014.378	-	1.014.378	977.490
UHE Machadinho	124.852	-	124.852	120.339
UHE Garabi	-	-	-	14.557
Outros	2.502	-	2.502	2.794
	1.141.732	-	**1.141.732**	**1.115.180**
Geração Térmica				
UTE Jacuí	71.350	-	71.350	70.835
UTE JL IV (custos retardatários)	14.186	-	14.186	14.041
Outros	4.240	-	4.240	4.086
	89.776	-	**89.776**	**88.962**
Sistema de Comunicação	**69**	-	**69**	**-**
Outros	**846**	-	**846**	**83**
	1.232.423	-	**1.232.423**	**1.204.225**
	4.771.794	**1.168.524**	**3.603.270**	**3.606.716**

b) taxas de depreciação

Os bens em operação, integrantes da geração térmica, são depreciados a uma taxa de 5% ao ano. Os demais bens são depreciados a uma taxa de 3% ao ano.

c) Usina Termelétrica JACUÍ

A Companhia possui construções em andamento referentes ao projeto Jacuí. A Companhia tem até 14 de março de 1999, para se pronunciar sobre a sua decisão de concluir ou não o empreendimento. A Administração da Companhia ainda não decidiu sobre sua permanência no projeto, e como resultado não tem como estimar eventuais perdas quanto:
1) valor do ativo referente ao empreendimento;
2) aos passivos contingentes com fornecedores e outros envolvidos no projeto.

d) capacidade de recuperação através de operações futuras

A Companhia, com base em projeções preliminares de fluxo de caixa futuro descontado a valor presente, elaboradas internamente, avaliou que alguns ativos não serão recuperados pelas suas operações futuras. A Administração da Companhia não constituiu provisão para perda sobre estes ativos porque a expectativa é que, no conjunto, produzirão fluxo de caixa futuro positivo.

e) apropriação dos encargos financeiros e efeitos inflacionários
Os encargos financeiros e efeitos inflacionários vinculados a empréstimos e financiamentos, foram reconhecidos da seguinte forma:

	R$ mil	
	trimestre da informação	**acumulado atual exercício**
Encargos financeiros		
Apropriados no resultado	25.643	71.241
Transferidos para as imobilizações em curso	(3.687)	(9.508)
	21.956	**61.733**
Efeitos inflacionários		
Apropriados no resultado	19.630	40.901
Transferidos para as imobilizações em curso	10	(111)
	19.640	**40.790**

f) indisponibilidade dos bens
De acordo com os Decretos nº 41.019/57 e 2.003/96, e artigo 6º da Resolução ANEEL nº 318/98, os bens e instalações utilizados na produção, transmissão e distribuição de energia elétrica, são vinculados a esses serviços, não podendo os mesmos ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Poder Concedente.

NOTA 8 – EMPRÉSTIMOS, FINANCIAMENTOS E ENCARGOS

As principais informações a respeito dos empréstimos e financiamentos em moeda estrangeira e nacional, são as seguintes:

a) composição

	R$ mil					
	30.09.98			30.06.98		
	circulante	longo prazo	total	circulante	longo prazo	total
MOEDA NACIONAL						
ELETROBRÁS	85.986	474.582	560.568	84.962	474.729	559.691
Instituições Financeiras	805	118	923	979	202	1.181
Fornecedores	11.730	27.357	39.087	11.638	30.051	41.689
Fundação ELOS	17.626	65.769	83.395	28.799	66.833	95.632
ELETROSUL	1.036	-	1.036	-	-	-
	117.183	**567.826**	**685.009**	**126.378**	**571.815**	**698.193**
MOEDA ESTRANGEIRA						
Secretaria do Tesouro Nacional	31.356	376.408	407.764	27.481	362.280	389.761
Instituições Financeiras	15.001	45.899	60.900	22.195	50.424	72.619
	46.357	**422.307**	**468.664**	**49.676**	**412.704**	**462.380**
	163.540	**990.133**	**1.153.673**	**176.054**	**984.519**	**1.160.573**

04.01 - NOTAS EXPLICATIVAS

b) mutação no trimestre

	R$ mil
Circulante	
Saldo em 30.06.98	**176.054**
Novos Financiamentos	1.036
Pagamentos	(54.810)
Encontro de contas - ELETROBRÁS - Res.338/98	(536)
Transferências do longo prazo	32.425
Reescalonamento (longo prazo)	(21.230)
Encargos gerados no trimestre	27.752
Variações monetárias geradas no trimestre	2.849
Saldo em 30.09.98	**163.540**

	R$ mil
Exigível a Longo Prazo	
Saldo em 30.06.98	**984.519**
Remanejamento contrato ELETROBRÁS - Res. 338/98	2.127
Transferências para o circulante	(32.425)
Transferências do circulante	21.230
Encargos gerados no trimestre	(2.102)
Variações monetárias geradas no trimestre	16.784
Saldo em 30.09.98	**990.133**

c) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:

moeda	$	R$ mil	%
US$	250.964	297.543	63,49
DM	122.317	86.991	18,56
L	41.720	84.130	17,95
		468.664	100,00

04.01 - NOTAS EXPLICATIVAS

d) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:

	R$ mil
1999	41.241
2000	89.334
2001	98.120
2002	69.017
2003	76.524
Após 2003 até 2024	615.897
	990.133

e) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Mercado Interno
Taxas fixas de 6,00% a 12,00 a.a.
Taxas flutuantes de 9,16% a 11,77% a.a.

Mercado Externo
Taxas fixas de 3,00% a 12,50% a.a.
Taxas flutuantes de 4,05% a 8,16% a.a.

NOTA 9 – TRIBUTOS E CONTRIBUIÇÕES SOCIAIS

Grande parte dos tributos e contribuições sociais devidos pela Companhia encontra-se parcelada pelos órgãos arrecadadores. A composição dos tributos e contribuições sociais em 30 de setembro de 1998 é a seguinte:

		R$ mil	
	parcelas vincendas	circulante	longo prazo
Contribuição Social			
Parcelamento em 99 meses	47	1.315	3.835
Parcelamento em 120 meses	68	3.154	14.715
Em processo administrativo para compensação	-	3.430	-
Em processo de postergação de vencimento	-	5.701	-
		13.600	**18.550**
Imposto de Renda Pessoa Jurídica			
Parcelamento em 120 meses	68	**796**	**3.713**
COFINS			
Parcelamento em 120 meses	68	**4.687**	**21.874**
PASEP			
Parcelamento em 60 meses	8	1.018	-
Corrente	-	296	-
		1.314	-
INSS			
Parcelamento em 240 meses	173	707	9.483
Parcelamento em 96 meses	72	266	1.333
Corrente	-	672	-
		1.645	**10.816**
OUTROS	-	**2.544**	-
		24.586	**54.953**

Encontrava-se registrado nesta rubrica o valor de R$ 20.689 mil, relativo a parcelamento do Imposto de Renda sobre o Lucro Líquido, que deixou de ser exigido por decisão judicial. Buscando assegurar um nível adequado de provisões para dar suporte às contingências potenciais, o referido valor foi reclassificado para o grupo de 'Provisões para Contingências'.

NOTA 10 – PROVISÃO FUNDAÇÃO ELOS

	R$ mil			
	30.09.98		30.06.98	
	circulante	longo prazo	circulante	longo prazo
Despesas administrativas	10.678	-	10.067	-
Complementação aposentadoria - SB 40	15.118	86.025	18.862	76.737
Contribuição suplementar	388	-	327	-
	26.184	86.025	29.256	76.737

A rubrica "Complementação de aposentadoria - SB 40" refere-se a conversão de aposentadorias especiais em aposentadorias por tempo de serviço. Os valores provisionados até o trimestre anterior referiam-se aos ex-empregados, que já se encontram em benefício. A Fundação ELOS cadastrou todos os empregados que exercem atividades que lhes asseguram o direito a SB-40, nos termos da legislação em vigor. Tendo em vista que o ônus desse benefício é de responsabilidade da Companhia, neste trimestre a mencionada provisão foi complementada em R$ 10.874 mil.

NOTA 11 – PROVISÕES PARA CONTINGÊNCIAS

As provisões constituídas no passivo exigível a longo prazo são demonstradas a seguir:

Natureza	R$ mil	
	30.09.98	30.06.98
Tributárias	127.380	115.121
Trabalhistas	32.008	27.923
Cíveis e Comerciais	26.825	22.920
Outras	20.689	-
	206.902	165.964

Encontra-se, também, registrado no passivo circulante o valor de R$ 16.243 mil (R$ 18.023 mil em 30.06.98) referente a contingência trabalhista.

NOTA 12 – OBRIGAÇÕES ESPECIAIS

	R$ mil	
	30.09.98	30.06.98
Doações e subvenções destinadas a investimentos	47.149	47.149
Reversão e amortização	2.230	2.230
Participação da União	3.758	3.758
Outras	2.639	2.639
	55.776	55.776

Em virtude de sua natureza, estas contas não representam obrigações financeiras efetivas e, desta forma, não devem ser incluídas como exigibilidades, para fins de determinação de indicadores econômico-financeiros.

NOTA 13 – PATRIMÔNIO LÍQUIDO

O capital social é de R$ 2.085.977 mil, dividido em 454.100.458.846 ações ordinárias nominativas, 73.460.000 ações preferenciais nominativas classe “A” e 84.917.297.330 ações preferenciais nominativas classe “B” , todas sem valor nominal.

As ações preferenciais não garantem direito a voto e não são conversíveis em ações ordinárias, entretanto, gozam de prioridade no reembolso do capital e distribuição de dividendos, às taxas de 8,00%, no caso de ações classe “A” e 6,00%, para as de classe “B”, calculadas sobre o capital social das respectivas classes de ações.

Neste trimestre foi efetuado ajuste de exercícios anteriores em função da constituição de ativos fiscais diferidos sobre as diferenças temporárias dedutíveis e base negativa da contribuição social existentes em 31 de janeiro de 1998, no valor de R$ 102.745 mil. (Ver Nota 6)

NOTA 14 - ENTIDADE FECHADA DE PREVIDÊNCIA PRIVADA

A Companhia aderiu ao Plano de Beneficios na qualidade de patrocinadora da Fundação Eletrosul de Previdência e Assistência Social - ELOS, entidade sem fins lucrativos que tem como objetivo básico a complementação de aposentadoria aos seus empregados. A Fundação adota o plano do tipo beneficio definido, com regime financeiro de capitalização.

A última revisão atuarial procedida na Fundação ELOS foi em 31 de dezembro de 1997 e apresentou superávit técnico de R$ 450 mil, relativamente às Reservas Matemáticas de responsabilidade da Companhia.

Com base na posição das reservas matemáticas recorrentes para 30.09.98, a Fundação ELOS apresentou déficit técnico de R$ 20.284 mil, também no que se refere às reservas matemátivas de responsabilidade da Companhia.

A contribuição da Companhia corresponde a duas vezes a contribuição de seus empregados. Contribui, ainda, com 1,2% sobre a folha de salários, com o objetivo de amortizar as reservas da Fundação, em consonância com o plano de custeio e cálculos atuariais. A contribuição relativa ao 3° trimestre de 1998 foi de R$ 1.118 mil (R$ 2.345 mil no 1° semestre de 1998).

As despesas administrativas da Fundação estão contempladas no capítulo de custeio do seu regulamento do Plano de Benefícios e são de responsabilidade das patrocinadoras, não podendo exceder a 15% do total das receitas previdenciais.

Conforme prevê o Regulamento do Plano de Benefícios da Fundação, a Companhia é responsável pelo ônus decorrente da conversão de aposentadorias especiais em aposentadorias por tempo de serviço, concernentes aos seus empregados e aqueles que se encontravam em benefício na data da cisão da ELETROSUL. O montante desse compromisso encontra-se provisionado sob o título de "complementação de aposentadoria - SB 40" (Ver Nota 10).

NOTA 15 - INSTRUMENTOS FINANCEIROS

A Comissão de Valores Mobiliários, através da Instrução n° 235, de 23.03.95, estabeleceu mecanismo para divulgação em nota explicativa do valor de mercado dos instrumentos financeiros, reconhecidos ou não nas Demonstrações Financeiras.

Considerando as características próprias da Companhia, no âmbito particular e do setor elétrico em geral, destacamos como valores significativos suscetíveis de avaliação pelo valor de mercado, os relativos aos contratos de empréstimos com a Centrais Elétricas Brasileiras S.A. - ELETROBRÁS, para financiamento dos projetos de expansão.

Todos os empréstimos e financiamentos captados com a ELETROBRÁS são remunerados a uma taxa de juros equivalente a 10% a.a. A taxa de mercado (os custos de oportunidade do capital da Empresa) é por ela definida, levando em conta o prêmio de risco compatível com as atividades do setor (10% a.a.). Considerando as circunstâncias especiais envolvidas no financiamento dos seus projetos de expansão, o valor de mercado destes empréstimos corresponde ao seu valor contábil.

NOTA 16 - ADEQUAÇÃO DOS SISTEMAS ELETRÔNICOS - ANO 2000

A Companhia, objetivando a adequação dos sistemas eletrônicos de processamento de dados às datas posteriores ao ano de 1999, iniciou em 1997, o "Projeto Ano 2000", composto das seguintes etapas:

a) Inventário - consistiu em quantificar as linhas de código dos diversos programas, a serem analisadas / adequadas para solução do problema. Esta etapa foi iniciada em maio/97 e concluída em agosto/97;

b) Priorização - estabelecimento da seqüência de adequação dos programas, por sistema aplicativo, com base na importância e dependências existentes entre eles. Esta etapa foi iniciada em novembro /97 e concluída em janeiro/98;

c) Implementação - análise de todos os sistemas aplicativos em uso, adequando seus programas, bases de dados e comandos de controle de serviços, implantando após testes isolados e sincronizados com outros sistemas. Esta etapa foi iniciada em fevereiro/98, com conclusão prevista para dezembro/98, tendo sido realizada até o momento 80% das conversões necessárias.
O custo total estimado do projeto é de R$ 780 mil. Até o momento foi gasto o montante de R$ 680 mil.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

A evolução do resultado do trimestre, ao longo dos meses de sua formação, é a seguir demonstrada:

	R$ mil			
Descrição	**julho**	**agosto**	**setembro**	**total**
Receita Bruta	**49.891**	**50.287**	**57.780**	**157.958**
Suprimento de Energia Elétrica	39.103	38.488	45.565	123.156
Subvenção Combustível - CCC	10.675	11.762	12.196	34.633
Outras Receitas	113	37	19	169
Deduções da Receita Bruta	**(1.991)**	**(1.979)**	**(5.528)**	**(9.498)**
Impostos e Contrib.sobre a Receita	(1.014)	(1.020)	(4.357)	(6.391)
Reserva Global de Reversão - RGR	(977)	(959)	(1.171)	(3.107)
Receita Líquida	**47.900**	**48.308**	**52.252**	**148.460**
Custo dos Produtos Vendidos	(29.733)	(31.871)	(34.481)	(96.085)
Resultado Bruto	**18.167**	**16.437**	**17.771**	**52.375**
Despesas Operacionais	**(14.437)**	**(17.880)**	**(87.800)**	**(120.117)**
Gerais e Administrativas	(1.688)	(1.441)	(1.940)	(5.069)
Financeiras Líquidas	(12.956)	(16.065)	(20.474)	(49.495)
Outras Despesas Operacionais	207	(374)	(65.386)	(65.553)
Resultado Operacional	**3.730**	**(1.443)**	**(70.029)**	**(67.742)**
Resultado Não Operacional	(191)	86	(8.482)	(8.587)
Resultado Antes dos Tributos	**3.539**	**(1.357)**	**(78.511)**	**(76.329)**
Contribuição Social	(108)	6	5.823	5.721
Imposto de Renda	(567)	123	18.922	18.478
Lucro (Prejuízo) do Trimestre	**2.864**	**(1.228)**	**(53.766)**	**(52.130)**

As receitas de suprimento no trimestre apresentaram crescimento de 6,54% em relação ao trimestre anterior, em função, basicamente, do incremento no faturamento de energia elétrica da ordem de 15,16%, pela definição da tarifa de geração e conseqüente assinatura em 1° de setembro de 1998, dos Contratos Iniciais de Compra e Venda de Energia Elétrica com as Empresas concessionárias.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Em 30.09.98 a Companhia constituiu diversas provisões operacionais, contabilizadas na rubrica 'Outras Despesas Operacionais', descritas a seguir:

. complementação aposentadoria - SB-40, para conversão de aposentadorias especiais em aposentadorias por tempo de serviço, dos empregados que fazem jus a este benefício e que continuam em atividade - R$ 10.874 mil;
. provisão para manutenção das unidades geradoras térmicas, de acordo com a programação de revisões - R$ 6.276 mil;
. provisão para manutenção corretiva da Usina Jorge Lacerda IV - R$ 3.600 mil;
. provisão para manutenção corretiva das Usinas Hidrelétricas - R$ 7.775 mil;
. provisão para cobertura dos custos com o Programa de Reestruturação - R$ 24.300 mil;
. provisão para perdas em concessões a licitar (Barra Grande) - R$ 5.356 mil;
. provisões relativas as contingências trabalhistas, cíveis e comerciais - R$ 6.164 mil.

A Companhia constituiu, também em 30.09.98, provisão para contingências tributárias, afetando diretamente o resultado em R$ 5.486 mil, dos quais R$ 3.149 mil encontam-se registrados em Deduções da Receita Bruta e R$ 2.337 mil, em despesas financeiras.

O resultado financeiro no trimestre foi afetado, ainda, pelo comportamento da cesta de moedas estrangeiras que representam 40,69% dos empréstimos, financiamentos e respectivos encargos. Deste total, 18,56% referem-se a contratos em Marco Alemão (Ver Nota 8, c) que apresentou variação de 11,09% em relação ao Real, o que significa um acréscimo substancial dos passivos, se comparada com a inflação brasileira no mesmo período

O comportamento da cesta de moedas estrangeiras e a respectiva média ponderada, **calculada proporcionalmente ao montante das dívidas em cada uma das moedas**, pertinentes aos contratos que afetam o resultado, estão demonstrados a seguir:

	Variação % das moedas no trimestre			
moedas	**julho**	**agosto**	**setembro**	**acumulada**
US$	0,56	1,16	0,74	2,48
DM	2,32	2,78	5,64	11,09
L	(1,51)	4,08	1,82	4,38
média ponderada	**0,48**	**2,01**	**1,88**	**4,43**

Relativamente ao Resultado Não Operacional a Companhia efetuou neste trimestre, a baixa de valores registrados no ativo imobilizado em curso, referente à UHE GARABI, no montante de R$ 8.078 mil, tendo em vista a não existência de Ato Autorizativo do Poder Concedente.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Verifica-se mais uma vez, neste trimestre, uma sensível melhora no Capital Circulante Líquido e, conseqüentemente, no Índice de Liquidez Corrente de, respectivamente, R$ -195.333 para R$ -186.534 e de 0,33 para 0,39. Na interpretação destes indicadores deve-se considerar que o ativo circulante tem sua realização substancialmente concentrada no mês seguinte, enquanto o passivo circulante tem seus vencimentos estendidos nos 12 meses por ele compreendido, o que permitirá seu pagamento com geração futura de caixa. Este perfil permite à Companhia manter-se adimplente com seus compromissos.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Em leilão realizado em 15.09.98, na Bolsa de Valores do Rio de Janeiro, a Empresa Tractebel Sul S.A. adquiriu o controle acionário da Companhia, representado por 227.095.639.468 ações ordinárias, que corresponde a 50,01% do capital votante e a 42,13% do capital total.

A nova controladora é integrante do grupo Tractebel, que atua em mais de 100 países explorando as atividades de eletricidade, gás, comunicação, serviços de engenharia e saneamento básico, possuindo uma forte estrutura financeira, e conta , atualmente, com cerca de 60.000 empregados nos países em que atua. A holding, Tractebel S.A., tem sede em Bruxelas, Bélgica.

O quadro societário da Companhia, após a privatização, ficou assim constituído:

	Capital	% Capital	
Acionistas	**Quantidade de Ações**	**Tipo/Classe**	**Total**
Ordinárias			
TRACTEBEL	227.095.639.468	50,01	42,13
UNIÃO	56.603.929.337	12,47	10,50
FND	5.278.634.443	1,16	0,97
BNDESPAR	69.225.343.387	15,24	12,84
OUTROS	95.896.912.211	21,12	17,79
	454.100.458.846	**100,00**	**84,23**
Preferenciais " A"			
OUTROS	**73.460.000**	**100,00**	**0,02**
Preferenciais " B"			
UNIÃO	17.593.018.180	20,72	3,26
BNDESPAR	59.237.780	0,07	0,01
OUTROS	67.265.041.370	79,21	12,48
	84.917.297.330	**100,00**	**15,75**
Total	**539.091.216.176**	-	**100,00**

Conciliação da Contribuição Social e Imposto de Renda, no resultado

	R$ mil
Resultado antes dos tributos	**(26.925)**
Imposto de Renda - 25%	6.731
Contribuição Social - 8%	2.154
	8.885
Imposto de renda e contribuição social sobre:	
. Reversão de contingências tributárias indedutíveis	23.754
. Encargos sobre contingências tributárias indedutíveis	(3.207)
Imposto de renda e contribuição social no resultado	**29.432**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Demonstração das Mutações do Patrimônio Líquido do período de 01.02.98 a 30.09.98

	R$ mil			
	CAPITAL SOCIAL REALIZADO	RESERVAS DE CAPITAL	LUCROS (PREJUÍZOS) ACUMULADOS	TOTAL
Constituição da ELETROGER - A. G. E. de 29/01/98	3.558.256	-	-	**3.558.256**
Prejuízo de janeiro/98	-	-	(1.478.386)	**(1.478.386)**
Absorção do Prejuízo	(1.478.386)	-	1.478.386	-
SALDOS EM 31.01.98	2.079.870	-	-	**2.079.870**
Incorporação da GERASUL	6.107	-	-	**6.107**
SALDOS EM 01.02.98	**2.085.977**	-	-	**2.085.977**
Ajuste de exercícios anteriores	-	-	102.745	**102.745**
Remuneração de bens e direitos capital próprio	-	59.434	-	**59.434**
Lucro do período	-	-	2.507	**2.507**
SALDOS EM 30.09.98	**2.085.977**	**59.434**	**105.252**	**2.250.663**

Compromissos de Longo Prazo

A Companhia possui compromissos de longo prazo, dentre os quais destacamos:

a) Contrato de Conexão

Em conformidade com a Lei nº 9.648/98 e Decreto nº 2.655/98, estabelecendo que o acesso e uso dos sistemas de transmissão de energia elétrica sejam contratados separadamente da compra e venda de energia propriamente dita, a Companhia, em 20 de agosto de 1998, assinou o Contrato de Conexão com as Centrais Elétricas do Sul do Brasil S.A. - ELETROSUL, com vigência a partir de 1º de setembro de 1998.

A Companhia pagará, a título de encargo de conexão, o valor anual de R$ 3.334 mil estabelecido pela Resolução ANEEL n º 262/98, de 13.08.98. Este valor será reajustado e revisado periodicamente pela ANEEL e/ou por acordo entre as partes.

b) Contrato de Uso do Sistema de Transmissão

A Companhia firmou contrato de uso do sistema de transmissão, de acordo com a Lei nº 9.648/98 e Decreto nº 2.655/98, com as Centrais Elétricas do Sul do Brasil S.A. - ELETROSUL, garantindo o uso da Rede Básica para entrega da energia contratada.

O contrato têm vigência a partir de 1º de setembro de 1998 e os encargos decorrentes serão integralmente atribuídos às concessionárias de distribuição, conforme Resolução ANEEL nº 248, de 07 de agosto de 1998, não representando, portanto, ônus para a Companhia.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

c) Contratos Iniciais de Compra e Venda de Energia

A Companhia celebrou em 1° de setembro de 1998, com base na Lei 9.648/98, artigo 10 e nas normas do GCOI, os Contratos Iniciais de Compra e Venda de Energia contratada com as distribuidoras a seguir:

. Companhia Estadual de Energia Elétrica - CEEE;
. Centrais Elétricas do Sul do Brasil S.A. - ELETROSUL;
. Empresa Energética de Mato Grosso do Sul S.A. - ENERSUL;
. AES Sul - Distribuidora Gaúcha de Energia S.A.;
. Rio Grande Energia S.A. - RGE; e
. Furnas Centrais Elétricas S.A.

Estes contratos terão vigência até 31 de dezembro de 2005. A tarifa e o montante de Energia e Demanda Contratada em cada ano, está especificado no quadro a seguir:

Período	Energia Contratada (MWh)	Demanda Contratada (MWh/h)	Tarifa Média Total (R$/MWh/h)
1998	6.613.560	12.115	28,06
1999	18.360.960	35.894	28,27
2000	21.547.152	39.155	27,98
2001	24.755.760	43.272	27,91
2002	24.755.760	43.272	27,91
2003	18.566.820	32.454	27,91
2004	12.411.792	21.636	27,90
2005	6.188.940	10.818	27,91
Total	**133.200.744**	**238.616**	

Os preços dos contratos serão reajustados com periodicidade anual, com base no IGP-M.

d) Contratos de Compra de Carvão

Os contratos de fornecimento de carvão mineral para produção de energia elétrica foram assinados em 09 de outrubro de 1995 e 17 de janeiro de 1997, para a Usina Termelétrica Charqueadas e Complexo Termelétrico Jorge Lacerda, respectivamente. Os contratos terão vigência de 60 meses ou até a conclusão do fornecimento contratado, prevalecendo o evento que ocorrer em primeiro lugar.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

A quantidade e o preço total contratado está demonstrado a seguir:

Empresa	Quantidade Contratada Toneladas	Valor Contratado R$ mil	Quantidade Fornecida até Set/98 (t)	Saldo a Fornecer Toneladas
Copelmi Mineração S.A.	1.500.000	44.625	1.295.296	204.704
Consórcio Rio Deserto (Ind.Carbonífera Rio Deserto Ltda. e Mineração Castelo Branco Ltda.)	2.400.000	135.360	1.320.000	1.080.000
Consórcio do Carvão Catarinense (Carbonífera Metropolitana S.A., Carbonífera Criciúma S.A. e Carbonífera Belluno S.A.)	4.800.000	270.816	2.641.000	2.159.000
Total	**8.700.000**	**450.801**	**5.256.296**	**3.443.704**

e) Autorização para Geração de Energia Elétrica nas Usinas Termelétricas

Em 25 de setembro de 1998, a ANEEL emitiu a Resolução nº 304/98, autorizando a GERASUL a explorar a geração de energia elétrica nas usinas termelétricas de Charqueadas, Alegrete e Jorge Lacerda I, II, III e IV, bem como, as instalações de interesse restritos das usinas (subestações e elevatórias), sob o resgime de produção independente de energia.
A autorização vigorará pelo prazo de 30 (trinta) anos, contados a partir da publicação desta Resolução, podendo ser prorrogado a critério da ANEEL.

e) Concessão do Uso do Bem Público

A Companhia celebrou em 28 de setembro de 1998, o contrato de Concessão ANEEL nº 192/98 com a UNIÃO, por intermédio da Agência Nacional de Energia Elétrica - ANEEL. Este contrato tem por objeto regular as concessões de uso do bem público para produção e comercialização de energia elétrica, na condição de produtor independente, por meio das centrais geradoras em operação. O contrato prevê a concessão pelo prazo de 30 (trinta) anos, contados a partir da data de sua assinatura, prorrogável nas condições que forem estabelecidas a critério da ANEEL, mediante requerimento da Companhia.
A Companhia pagará pelo uso do bem público, ao longo do prazo de 5 (cinco) anos, contados a partir da assinatura do Contrato de Concessão, valores anuais, em parcelas mensais, conforme disposto na Lei nº 9.648/98 e Decreto nº 2.655/98, abaixo discriminados:

. Usina Hidrelétrica Passo Fundo	R$	748 mil
. Usina Hidrelétrica Salto Osório	R$	3.373 mil
. Usina Hidrelétrica Salto Santiago	R$	4.384 mil

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Os valores estabelecidos serão reajustados anualmente pela variação do Índice Geral de Preços do Mercado - IGP-M.

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

Aos Acionistas e à Administração da
Centrais Geradoras do Sul do Brasil S.A. - GERASUL
Florianópolis - SC.

1. Efetuamos revisão especial das informações trimestrais - ITR da Centrais Geradoras do Sul do Brasil S.A. - GERASUL, compreendendo o balanço patrimonial em 30 de setembro de 1998, a demonstração do resultado correspondente ao período de três meses findo naquela data, bem como o respectivo relatório de desempenho e as informações relevantes, elaborados sob a responsabilidade de sua administração.

2. Nossa revisão foi efetuada de acordo com as normas estabelecidas pelo Instituto Brasileiro de Contadores - IBRACON em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente de: (a) indagação aos e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da Companhia quanto aos critérios adotados na elaboração das informações trimestrais; (b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e as operações da Companhia. Considerando que esta revisão não representou um exame de acordo com as normas de auditoria, não estamos emitindo parecer sobre as referidas informações trimestrais.

3. Baseados em nossa revisão especial, não temos conhecimento de qualquer modificação relevante que deva ser feita nas informações trimestrais referidas no parágrafo 1 para que estejam de acordo com os princípios contábeis emanados da legislação societária, aplicadas de forma condizente com as normas expedida pela Comissão de Valores Mobiliários especificamente aplicáveis à elaboração das informações trimestrais.

4. Conforme descrito na nota explicativa n° 7-c, a Companhia possui construções em andamento referentes ao projeto Jacuí. A Companhia tem até 14 de março de 1999, para se pronunciar sobre a sua decisão de concluir ou não o empreendimento. A Administração da Companhia ainda não decidiu sobre sua permanência no projeto, e como resultado não tem como estimar eventuais perdas quanto (1) ao valor do ativo referente ao empreendimento, (2) aos passivos contingentes com fornecedores e outros envolvidos no projeto.

5. Conforme descrito na nota explicativa n° 14, a Companhia participa do Plano de Benefícios, na qualidade de patrocinadora, da Fundação Eletrosul de Previdência e Assistência Social - ELOS. As reservas matemáticas daquela entidade não foram objeto de avaliação por atuário independente em 30 de setembro de 1998, nem suas demonstrações financeiras foram revisadas por auditores independentes nessa data. A Administração da Companhia entende que não existe qualquer direito ou obrigação com esta Fundação não revelado em suas demonstrações contábeis.

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

6. Conforme descrito na nota explicativa nº 7-d, a Companhia, baseada em projeções preliminares de fluxo de caixa futuro descontado a valor presente, elaboradas internamente, avaliou que alguns ativos não serão recuperados pelas suas operações futuras. A Administração da Companhia não constituiu provisão para perda sobre estes ativos porque a expectativa é que, no conjunto, produzirão fluxo de caixa futuro positivo.

7. As informações trimestrais referentes aos trimestres findos em 31 de março de 1998 e 30 de junho de 1998 foram revisadas por outros auditores independentes, os quais emitiram relatórios de revisão especial, sem ressalvas, datados de 15 de maio de 1998 e 6 de agosto de 1998, respectivamente.

Rio de Janeiro, 08 de dezembro de 1998

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC -SP 11.609 S/RJ

Antônio C. Carmona Corrêa
Sócio
CRC - SP 96.269 S/RJ

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CGC
01732-9	CENTRAIS GERADORAS DO SUL DO BRASIL S.A.	02.474.103/0001-19

ÍNDICE

CENTRAIS GERADORAS DO SUL DO BRASIL S.A. - GERASUL
Rua Antônio Dib Mussi, 366, Centro, Florianópolis, SC.

GERASUL

Tractebel

CNPJ/MF No. 02.474.103/0001-19 - NIRE No. 42300024384

PRESS RELEASE

CENTRAIS GERADORAS DO SUL DO BRASIL S. A. - GERASUL communicates to its shareholders and to other market participants that the Company's registered name has been changed to **TRACTEBEL ENERGIA S.A.,** by decision of the General Extraordinary Shareholders' Meeting held on February 22, 2002. the company further clarifies that the new name derives from the expansion of its activities in Brazil, reflecting its national presence and the brand consolidation practices of the controlling shareholder, TRACTEBEL S.A., responsible for the energy sector of SUEZ, a world-wide conglomerate that is also present in the sectors of water treatment and distribution and the treatment of residues, and the environment. Finally, the Company informs that the aforementioned alteration does not imply any other alterations, and the Company remains in the location, with the same CNPJ/MF number, state registration, accounts etc., including its regional offices. Florianópolis, February 22, 2002. Marc Verstraete, Director of Finance and Investor Relations.

GERASUL

CENTRAIS GERADORAS DO SUL DO BRASIL S.A. - GERASUL
Rua Antônio Dib Mussi, 366, Centro, Florianópolis, SC.

Tractebel

CNPJ/MF Nº 02.474.103/0001-19 - NIRE Nº 42300024384

FATO RELEVANTE

CENTRAIS GERADORAS DO SUL DO BRASIL S. A. - GERASUL comunica aos senhores acionistas e aos demais participantes do mercado, que a denominação social da Companhia foi alterada para **TRACTEBEL ENERGIA S.A.**, por deliberação da Assembléia Geral Extraordinária acontecida no dia 22 de fevereiro de 2002. Esclarece, outrossim, que a nova denominação decorre da expansão das atividades no Brasil, refletindo uma atuação nacional e da política de consolidação da marca do acionista controlador, a TRACTEBEL S.A., Empresa responsável pelo setor de energia da SUEZ, grupo mundial que atua também nos setores de tratamento e distribuição de água e de tratamento de resíduos, e meio ambiente. Informa, finalmente, que referida alteração não implica em nenhuma outra, continuando a Companhia com o mesmo endereço, número de CNPJ/MF, inscrição estadual, contas, etc., inclusive de seus escritórios regionais. Florianópolis, 22 de fevereiro de 2002. Marc Verstraete, Diretor Financeiro e de Relações com Investidores

02 APR 22 AM 11:38

GERASUL CENTRAIS GERADORAS DO SUL DO BRASIL S.A.

CNPJ 02.474.103/0001-19

MINUTES OF THE ELEVENTH SPECIAL GENERAL MEETING OF CENTRAIS GERADORAS DO SUL DO BRASIL S.A. - GERASUL

On the twenty-second day of the month of February of the year two thousand two, at 14:00 hours, at the Company's headquarters located at Rua Antônio Dib Mussi 366, Center, in the city of Florianópolis, Capital of the State of Santa Catarina, shareholders of Centrais Geradoras do Sul do Brasil, S.A. – GERASUL, representing 2/3 (two-thirds) of the voting share capital, met pursuant to the records and signatures contained in the "Shareholders Attendance Book," in order to decide on the matters contained in the Order of the Day. Upon calling the meeting to order, Mr. Maurício Stolle Bähr, Chairman of the Board of Directors, who was responsible for presiding over the meeting pursuant to Art. 12 of the Corporate Bylaws, proposed Mr. José Moacir Schmidt as Secretary, who accepted. Commencing the meeting, the Chairman thanked the shareholders for attending and, thereafter reported that the present minutes would be prepared in the form of a summary of events occurred, pursuant to the terms of Article 130, § 1, of Law 6404/76, and that the present Meeting was properly called through an advertisement published in the newspaper "Valor Econômico", editions of February 07, 08 and 13, 2002; "Diário Catarinense", editions of February 07, 08 and 09, 2002; and "Diário Oficial do Estado de Santa Catarina", editions of February 07, 08 and 13, 2002, requesting that I read it, which I did as is transcribed below: "*CENTRAIS GERADORAS DO SUL DO BRASIL S.A. – GERASUL, Rua Antônio Dib Mussi, 366 – Post Code 88015-110 – Center – Florianópolis – SC - CNPJ/MF - 02.474.103/0001-19 – SPECIAL GENERAL MEETING - NOTIFICATION – Pursuant to the stipulations of the law and the bylaws, the Shareholders of Centrais Geradoras do Sul do Brasil S.A. – GERASUL are called to a Special General Meeting to be held on February 22, 2002, starting at 14:00 hours, at the Company's headquarters located at Rua Antônio Dib Mussi, 366, Center, in the city of Florianópolis, Capital of the State of Santa Catarina, with the following Order of the Day: 1.1 Change to Article 1 and Article 33 of the Company's Corporate Bylaws related to the change of corporate domicile and the authority of the Marketing and Business Director– DN; 1.2 Authorize the Managing Committee to enter into with the company Tractebel S.A., a services provision contract for a period of 3 (three) years, in the annual amount of up to EU 1,500,000.00 (one million five hundred thousand euros); 1.3 Ratify the decisions taken in the 10th (tenth) Special General Meeting of the Company. The shareholders, under the terms of the applicable law and of Article 13 of the Corporate Bylaws, shall prove their status as shareholders within a period of up to 72 (seventy-two) hours prior to the holding of the Meeting, by depositing the documents proving ownership of shares of GERASUL, to be delivered at the Company's headquarters, during business hours. Florianópolis, February 5, 2002, Maurício Stolle Bähr, Chairman of the Board of Directors*". **Thereafter, the Chairman placed the first item of the Order of the Day for Discussion:** 1.1 Proposal to Change to Article 1 and Article 33 of the Company's Corporate Bylaws related to the change of corporate domicile and the authority of the Marketing and Business Director– DN, with the following wording: "*Art. 1 – A TRACTEBEL ENERGIA S.A. is a capital stock company that is governed by the present Bylaws, by the Capital Stock Companies Law and by such other Laws and Regulations as are applicable to it*". "*Art. 33 – The Marketing and Business Director is responsible for – short-, medium- and long-term energy marketing; II – planning and scheduling of production; III – developing new*

markets and customers and defining products to be sold; IV – developing new cogeneration investments and providing support to new business development; V – developing and implementing the TIS – Tractebel Industrial Solutions – concept; VI – Representing the Company in the development and implementation of integrated industrial solutions pursuant to the SIS – Suez Industrial Solutions – concept; VIII – Coordinate the activities of the Energy Marketing Planning Committee which should usually meet biweekly." The Chairman told shareholders that the change in the corporate name shall not imply any other change, the Company continuing to have the same address, CNPJ/MF number, state registration, and even its establishments located at the following addresses: **(i)** Av. Paulo Santos Mello, no number, Centro, Capivari de Baixo/SC, CEP 88745-100, NIRE no. 42900475590, CNPJ no. 02.474.103/0002-08; **(ii)** Av. Tancredo Neves, 98, Centro, Itá/SC, CEP 89760-000, NIRE no. 42900475603, CNPJ no. 02.474.103/0003-80; **(iii)** Linha São Paulo, Piratuba/SC, CEP 89667-000, NIRE no. 42900475611, CNPJ no. 02.474.103/0004-61; **(iv)** Highway BR 158, km 42, Saudade do Iguaçu/PR, CEP 85568-000, NIRE no. 41900605395, CNPJ no. 02.474.103/0006-23; **(v)** Highway PR 473, km 33, Quedas do Iguaçu/PR, CEP 85460-000, NIRE no. 41900605409, CNPJ no. 02.474.103/0009-76; **(vi)** Entre Rios do Sul/RS, CEP - 99645-000, NIRE no. 43900709486, CNPJ no. 02.474.103/0008-95; **(vii)** Highway RS-401, Km 27, Bairro Granja Carola, Charqueadas/RS, CEP 96745-000, NIRE no. 43900709494, CNPJ no. 02.474.103/0010-00; **(viii)** Rua Geólogo White, no number, Centro, Charqueadas/RS, CEP 96745-000, NIRE no. 43900709508, CNPJ no. 02.474.103/0005-42; **(ix)** Rua João Galant, no number, Bairro Ibirapuitã, Alegrete/RS, CEP 97546-330, NIRE no. 43900709516, CNPJ no. 02.474.103/0007-04; **(x)** Volta do Uva, Aratiba/RS, CEP 99770-000, NIRE no. 43900816223, CNPJ no. 02.474.103/0012-71; **(xi)** Highway BR 060, no number, Estrada Vicinal, Imbirussu District, Campo Grande/MS, CEP 79115-540, NIRE no. 54900172619, CNPJ no. 02.474.103/0011-90; **(xii)** Alameda Santos, 905, Conj. 41 e 42, Ed. Santos Dumont, 4th Floor, Cerqueira Cesar, São Paulo/SP, CEP 01419-001, NIRE no. 35902403639, CNPJ no. 02.474.103/0013-52; **(xiii)** UHE - CANA BRAVA, no number, Zona Rural, Bairro Cana Brava, Cavalcante/GO, CEP 73790-000, NIRE no. 52900404321, CNPJ no. 02.474.103/0014-33. The proposal put to a vote, it was unanimously approved. As a result of such changes, the consolidation of the Company's Corporate Bylaws was approved, whose wording was changed as follows: ***"CHAPTER I – Name, Organization, Registered Address, Term and Purpose - Art. 1*** *- A TRACTEBEL ENERGIA S.A. is a capital stock company that is governed by the present Bylaws, by the Capital Stock Companies Law and by such other Laws and Regulations as are applicable to it."* ***Art. 2*** *– The Company has its registered address and venue in the city of Florianópolis, Santa Catarina, at Rua Antônio Dib Mussi, 366, Center, and may create branches, affiliates, agencies and offices in the Country and abroad.* ***Art. 3*** *– The Company's has an unlimited term of duration.* ***Art. 4*** *– The Company's purpose is to: I – perform studies, projects, build and operate electric energy plants, as well as to perform commercial acts derived from such activities; II – participate in research of interest in the energy sector, related to the distribution of electric energy, as well as studies on the exploitation of a multi-purpose reserve* [tr.: and/or *reservoir*]*; III – contribute to the training of the technical personnel necessary for the electric energy sector, as well as the preparation of qualified workers, through specialized courses; IV – hold an equity interest in entities whose purpose is the operational coordination of interconnected electric systems; V – participate in associations or organizations of a technical, scientific or commercial nature, regional, domestic or international in scope, of interest to the electric energy sector; VI – collaborate for the preservation of the environment in the performance of its activities; (VII – collaborate with programs related to the promotion and stimulation of the industry for domestic materials and equipment to be used in the electric energy sector, as well as for the technical normalization, standardization and quality control thereof; and VIII – have an interest, as a partner, capital unit holder or shareholder, in other energy sector companies.* ***CHAPTER II – Capital and Shares - Art. 5*** *– The Company's subscribed share capital is R$ 2,445,766,091.90 (two billion four hundred forty-five million seven hundred sixty-six thousand ninety-one* reais *and ninety centavos) divided*

*into 464,052,075,236 (four hundred sixty-four billion fifty-two million seventy-five thousand two hundred thirty-six) common registered shares, 75,069,876 (seventy-five million sixty-nine thousand eight hundred seventy-six) class A registered preferred shares and 188,615,048,399 (one hundred eighty-eight billion six hundred fifteen million forty-eight thousand three hundred ninety-nine) class B registered preferred shares, all without par value. § 1 – The Company may issue preferred shares up to the limit of 2/3 (two thirds) of its Share Capital, without retaining proportionality with existing shares, which shall exist under the same conditions as common shares. § 2 – Common registered shares with a right to vote and registered preferred shares without a right to vote may be kept in deposit accounts in the names of the respective shareholders, under a record keeping system without issuing certificates, in a financial institution named by the Board of Directors. § 3 – Whenever there is a transfer of ownership of shares, the depositary financial institution may charge the transferring shareholder the cost related to such transfer service, pursuant to the maximum limits established by the Securities Commission. § 4 – Registered preferred shares may not be converted into common shares and shall have priority in the reimbursement of capital and the distribution of dividends. § 5 – Class A registered preferred shares have priority in the distribution of dividends not less than 2% (two percent), at the legal investment compensation rate for electric energy companies, which dividends are calculated on the capital inherent to that type of share class, to be prorated among themselves equally. § 6 – Class B registered preferred shares shall have priority in the distribution of dividends of 6% (six percent) per year, on the capital inherent to that type and class of shares, which dividends are to be prorated equally among themselves. § 7 – Registered preferred shares shall participate, under the same conditions, with registered common shares in the distribution of dividends, after the latter are assured the lowest minimum dividends stipulated in the preceding §§. **Art. 6** – The Company may issue simple debentures or debentures convertible into shares. Paragraph – The payment of convertible debentures into shares shall follow the rules established by the General Meeting, which may delegate to the Board of Directors the establishment or updating of the conditions of the securities. **Art. 7** – The Company's capital increases shall be performed through a public or private share subscription, by conversion of debentures or the incorporation of reserves, the funds being capitalized in the manners allowable by law, and the paying in of the shares shall follow the rules and conditions established by its Board of Directors. Paragraph – A shareholder who does not make payment pursuant to the rules and conditions cited in the present article shall* ipso jure *be deemed in default, with monetary correction, interest of 12% (twelve percent) per year and a 10% (ten percent) fine on the value of the consideration due being applicable. **Art. 8** – The Company is authorized, by decision of the Board of Directors, notwithstanding an amendment to the bylaws, to increase its share capital up to the limit of R$ 4.500.000.000,00 (four billion five hundred million* reais*). § 1 – Beyond the other conditions related to the issuance of new shares, the Board of Directors shall be responsible for determining the issue price and the payment period for subscribed shares. § 2 – Capital increases may be made without need to retain proportionality among preferred and common shares, pursuant to the stipulations of § 1 of Art. 5. § 3 – The Board of Directors may approve the issuance of new shares without a right of preference to old shareholders if the placement is made through a sale on the stock market, public subscription or exchange of shares in a public offer to acquire control. **Art. 9** – The Company may issue single or multiple share certificates. The groupings or divisions shall be made at the request of the shareholder who shall bear the expenses to replace the securities. **Paragraph** – Custody, transfer and share division services may be suspended temporarily, following the rules and limitations established in current legislation. **CHAPTER III – General Meetings of Shareholders** - **Art. 10** – A Regular Meeting of Shareholders shall be held during the first 4 (four) months following the end of the fiscal year, on a preestablished day and time, to: I – take the accounts from the managers, examine, discuss and vote on the financial reports; II – vote on the allocation of the Net Profit for the fiscal year and the distribution of dividends; and III – elect members of the Audit Committee and, when appropriate, the members of the Board of Directors. **Art. 11** – A Special General Meeting may be held whenever necessary, following the applicable legal and bylaw stipulations in its convening, meeting and deliberations. **Art. 12** – The committee that shall manage the work of the General Meeting shall be comprised of the Chairman of the Board of Directors or, in his absence or inability, whomever the meeting selects, and of a secretary, selected among those present. **Art. 13** – The Notification of Meeting may condition the presence of shareholders at the General Meeting on performance of the requirements stipulated in the law, who must, therefor, submit a document which*

proves his capacity as shareholder, and the deposit of such documents may be required 72 (seventy-two) hours prior to the date indicated for holding the Meeting. ***CHAPTER IV - Management - Art. 14*** *– The Company shall be managed by a Board of Directors and a Managing Committee.* ***Art. 15*** *– The General Meeting shall establish the compensation of managers. If compensation is established globally, the Board of Directors shall decide on its prorating among its members and the Directors.* ***CHAPTER V – The Board of Directors - Art. 16*** *– The Board of Directors shall be comprised of up to 7 (seven) members, one being the Chairman of the Board and another the Vice President, chosen by the shareholders, with a 3 (three) year term of office, reelection being permitted.* ***§ 1*** *– One of the members of the Board of Directors shall be proposed by the employees of the Company and elected under the terms of a shareholders' agreement between them and the controlling shareholder.* ***§ 2*** *– In case of a vacancy on the Board of Directors, the shareholders shall be convened, pursuant to the law, for a General Meting, to elect the replacement.* ***Art. 17*** *– Regular meetings of the Board of Directors shall occur biweekly, and special meetings whenever it is in the interests of the Company, through notification pursuant to these Bylaws.* ***Art. 18*** *– Meetings of the Board of Directors shall be called by its chairman or by members who represent at least 1/3 (one-third) of its members, notification being waived if all members attend. The Board of Directors shall vote by majority, and in case of a tie its Chairman shall cast the deciding vote.* ***Art. 19*** *– The Board of Directors shall have the following authorities: I – establish the general direction of the Company's business; II – elect and remove Directors and establish their authorities, pursuant to the stipulations of these bylaws; III – supervise the performance of the Directors; IV – establish limits and scopes to represent the Company through agents; V – convene the General Meeting; VI – state an opinion on the Management Report and the Managing Committee's accounts; VII – approve the global amount of the Company's annual budget; VIII – approve entering into contracts and assuming obligations in an amount in excess of R$ 10,000,000.00 (ten million* reais*); IX – propose to the General Meeting the issuance of debentures; X – decide on the conditions of debenture trading, through delegation from the General Meeting, up to the amount authorized by it; XI – approve the granting of guarantees or sureties to third parties; XII – approve the transfer or encumbrance of the Company's permanent assets in an amount in excess of R$ 10,000,000.00 (ten million* reais*); XIII – decide on the acquisition or sale of shares issued by the Company, establishing the price and conditions therefor; XIV – decide on the issuance of new shares, the issue price and the other conditions of such issues, pursuant to the stipulations of these Bylaws; XV – decide, in the cases stipulated in these Bylaws, on the preparation of semiannual financial reports or reports in shorter periods and the distribution of interim dividends or dividends against the retained earnings or profit reserve account, as well as on the crediting or payment of interest on equity; XVI – decide on the issuance of commercial paper, as well as the issuance of premiums over par; XVII –select and remove the independent auditors; XVIII – approve the Company's Internal Regulations; and XIX – decide on matters not covered in the Bylaws.* ***Art. 20*** *– In case he is absent or unable to attend, the Chairman of the Board shall be replaced by the Vice President.* ***CHAPTER VI – The Managing Committee - Art. 21*** *– The Company's Managing Committee shall be comprised of up to 7 (seven) members, one being the Chairman, selected by the Board of Directors, with a 3 (three) year term of office, reelection being allowed.* ***Art. 22*** *– Regular meetings of the Managing Committee shall occur at least once per month, and special meetings whenever the interest of the Company so requires, upon notification pursuant to these Bylaws.* ***Art. 23*** *– Meetings of the Managing Committee shall be called by the Chairman or by 2 (two) Directors, notification being waived if all members attend. The Managing Committee shall decide by a majority of votes, and in case of a tie the Chairman shall cast the deciding vote.* ***Art. 24*** *– The Managing Committee shall be responsible for the general management and representation of the Company, pursuant to these Bylaws and the directives and authorities established by the Board of Directors.* ***Paragraph*** *– In the exercise of its authorities, the Managing Committee shall be responsible for: I- preparing the financial reports and the report of management, when appropriate; II – preparing the Company's Internal Regulations and submitting them for the approval of the Board of Directors; III – preparing the Company's annual budget; and IV – approving any change to the approved annual budget, pursuant to the global amount approved by the Board of Directors.* ***Art. 25*** *– In case of temporary inability, leave or vacation of any Director, the Managing Committee shall name a Director to assume his functions.* ***Art. 26*** *– In case of a vacancy, the Managing Committee shall assign a Director to assume the functions of the vacant position, until the first meeting of the Board of Directors, when the*

position shall be filled for the remaining term of the replaced Director. ***Art.*** *27 – The Company shall be bound by the joint signature of two Directors, pursuant, however, to the stipulations in the following §§.* ***§ 1*** *–The Directors may name agents to represent the Company, always acting with a director or another agent with sufficient powers of attorney or even acting alone. § 2 – The Company's powers of attorney shall be granted by 2 (two) Directors and shall specify the powers granted and the term of the mandate, except powers of attorney to represent the Company in administrative and legal proceedings, which shall be for an indefinite period.* ***CHAPTER VII – Authorities of the Directors - Art. 28*** *– The Chairman is responsible for: I – supervising the Company's business and formulating its policies and strategies; II – maintaining the internal audit system; and III – presiding over meetings of the Managing Committee.* ***Art. 29*** *– The Managing Director is responsible for: I – formulating general administrative procedures and documentation policies, supplies, general services, administrative support, transportation and information technology; II – Taking business communications and public relations actions; and III – Formulating the Company's Human Resource policies.* ***Art.*** *30 – The Financial and Investor Relations Director is responsible for: I – fostering the Company's financial and accounting management; and II – coordinating relations with the capital and financial markets, providing information to the Securities Commission – CVM, Stock Market, shareholders and investors, as required by applicable law.* ***Art.*** *31 – The Director of Risk Control and Analysis is responsible for: I – preparing the Strategic Plan and preparing and monitoring the Company's budget; and II – implementing the Company's insurance and risk management policies.* ***Art.*** *32 – the Director of Energy Production is responsible for: I – fostering the operation and maintenance of the Company's generation assets.* ***Art.*** *33 – The Marketing and Business Director is responsible for – short-, medium- and long-term energy marketing; II – planning and scheduling of production; III – developing new markets and customers and defining products to be sold; IV – developing new cogeneration investments and providing support to new business development; V – developing and implementing the TIS – Tractebel Industrial Solutions – concept; VI – Representing the Company in the development and implementation of integrated industrial solutions pursuant to the SIS – Suez Industrial Solutions – concept; VIII – Coordinate the activities of the Energy Marketing Planning Committee which should usually meet biweekly.* ***Art.*** *34 – The Director of Project Implementation is responsible for: I – conducting the physical implementation of new undertakings, including buildings, development and infrastructure; and II – conducting the licensing and commissioning of new undertakings.* ***CHAPTER VIII – Strategy Committee - Art.*** *35 – The Company may have a strategy committee, which shall be a consultative management body whose function is to give opinions to and advise the Board of Directors and the Managing Committee on matters submitted to it. The Strategy Committee shall be comprised of up to 7 (seven) members, who may or may not be residents of the Country and may be administrators selected by the Board of Directors, which shall establish the compensation of it members, and its functioning shall be governed by the Company's Internal Regulations.* ***CHAPTER IX – Audit Committee - Art.*** *36 – The Audit Committee shall not function permanently, but shall be called only at the request of shareholders, pursuant to the law, and be comprised of up to 5 (five) principal members and an equal number of alternates, with a term of office of 1 (one) year. The General Meeting that elects the Audit Committee shall have responsibility for establishing the respective remuneration, pursuant to the legal limit.* ***CHAPTER X – Corporate Fiscal Year and Financial Reports - Art.*** *37 – The corporate fiscal year shall close on December 31 of each year and, with respect to financial reports, shall obey the applicable legal precepts.* ***§ 1*** *– The distribution of a dividend of not less than 25% (twenty-five percent) of net profit shall be obligatory in each year, adjusted pursuant to the law, and pursuant to the stipulations contained in Art. 5, with respect to the dividends of preferred shares, with the allocation of the full result of the fiscal year to be submitted to a decision by the General Meeting. § 2 – The Company may prepare financial statements at June 30 of each year, and the Board of Directors may declare dividends based thereon. § 3 – The Company may prepare financial statements and distribute dividends in lesser periods, provided that the total dividends paid in each half of the corporate fiscal year does not exceed the amount of capital reserves cited in §1 of Article 182 of Law 6404, dated December 15, 1976. § 4 – The Board of Directors may declare interim dividends against the retained earnings or profit reserve accounts existing on the last annual or semiannual balance sheet. § 5 – The Company, by decision of the Board of Directors, may credit or pay shareholders compensatory interest on equity,*

pursuant, therefor, to applicable law. The amounts paid or credited by the Company as interest on equity may be allocated, under the terms of current law, to the value of obligatory dividends, including dividends on preferred shares. ***Art. 38*** *– Action to claim dividends prescribes in 3 (three) years, which, if not claimed timely, shall revert to the benefit of the Company.* ***CHAPTER XI – General Stipulations - Art. 39*** *– A share of profits or results, unrelated to salary, may be paid to employees after a decision by the Regular General Meeting, pursuant to applicable law";* 1.2 As proposed by the shareholders BNDESPAR e LAIF II LTDA, it was decided by the majority, with the other shareholders present refraining from voting, not to decide on the subject contained in this item in this Meeting, it having been decided that it will be included for deliberation in the Order of the Day of the next General Meeting; 1.3 In view of the abstention by the shareholders PREMIUM INSTITUCIONAL IBX FIA, FMIA CL BBA CAP GEMINI, BBA ICATU TAURUS FIA, BBA ICATU IBX PRIVATE FIA, BBA ICATU IBOVESPA PRIVATE FIA, BBA ICATU IBX INSTITUCIONAL FIA, BBA ICATU INVESTPREV FIA, BBA ICATU IBOVESPA INSTITUCIONAL FIA, BBA ICATU AQUARIUS FIA, AMAZONAS FUNDO DE INVESTIMENTO EM AÇÕES, PREVID EXXON SOC. PREVIDÊNCIA PRIVADA, FUNDAÇÃO ASS. E PREV. DA EXT RURAL RGS-FAPERS, ICATU HARTFORD FUNDO DE PENSÃO, BBA ICATU SLABS IBX FIA, PGBL ICATU HARTFORD COMPOSTO 20 B FIF-EXCLUSIVO, PGBL ICATU HARTFORD COMPOSTO 20 C FIF-EXCLUSIVO, PGBL ICATU HARTFORD COMPOSTO 49 C FIF-EXCLUSIVO, PGBL ICATU HARTFORD COMPOSTO 49 B FIF-EXCLUSIVO, PGBL ICATU HARTFORD COMPOSTO 10 C FIF-EXCLUSIVO, PGBL ICATU HARTFORD COMPOSTO 10 B FIF-EXCLUSIVO, PGBL UBS COMPOSTO I FUNDO DE INVESTIMENTO FINA, BBA ICATU FESC FIA, BBA ICATU FEF FIA, the decisions taken in the 10th (Tenth) Special General Meeting of the Company, held on December 12, 2001, were ratified by the majority. The floor being ceded to the shareholders present, there was no statement made, which gave the Chairman the opportunity to thank those present and to adjourn the present General Meeting, requesting the present Minutes be prepared which, after having been read and confirmed, were signed by the Chairman and the shareholders present, who represent more than 2/3 of the voting capital of the Company, and by me, the Secretary, the necessary copies hereof being taken, to be used for the appropriate legal purposes. Florianópolis, February 22, 2002.

Maurício Stolle Bähr Chairman	José Moacir Schmidt Secretary

Shareholders:

TRACTEBEL SUL LTDA.	LAIF II LTDA
PREMIUM INSTITUCIONAL IBX FIA	FMIA CL BBA CAP GEMINI
BBA ICATU TAURUS FIA	BBA ICATU IBX PRIVATE FIA
BBA ICATU IBOVESPA PRIVATE FIA	BBA ICATU IBX INSTITUCIONAL FIA
BBA ICATU INVESTPREV FIA	BBA ICATU IBOVESPA INSTITUCIONAL FIA

BBA ICATU AQUARIUS FIA

AMAZONAS FUNDO DE INVEST EM AÇÕES

PREV EXXON SOC. PREV PRIV

FUND ASS. E PREV. DA EXT RURAL RGS-FAPERS

ICATU HARTFORD FUNDO DE PENSÃO

BBA ICATU SLABS IBX FIA

BBA ICATU FESC FIA

BBA ICATU FEF FIA

TEMPLETON LATIN AMÉRICA FUND

BNDES PARTICIPAÇÕES S.A.-BNDESPAR

PGBL ICATU HARTFORD COMPOSTO 20 B FIF-EXCLUSIVO

PGBL ICATU HARTFORD COMPOSTO 20 C FIF-EXCLUSIVO

PGBL ICATU HARTFORD COMPOSTO 49 C FIF-EXCLUSIVO

PGBL ICATU HARTFORD COMPOSTO 49 B FIF-EXCLUSIVO

PGBL ICATU HARTFORD COMPOSTO 10 C FIF-EXCLUSIVO

PGBL ICATU HARTFORD COMPOSTO 10 B FIF-EXCLUSIVO

PGBL UBS COMPOSTO I FUNDO DE INVESTIMENTO FINA

BANCO BBA CREDITANSTALT S.A.

GERASUL CENTRAIS GERADORAS DO SUL DO BRASIL S.A.

CNPJ 02.474.103/0001-19

ATA DA DÉCIMA PRIMEIRA ASSEMBLÉIA GERAL EXTRAORDINÁRIA DA CENTRAIS GERADORAS DO SUL DO BRASIL S.A. - GERASUL

Aos vinte e dois dias do mês de fevereiro do ano de dois mil e dois, às 14:00 horas, na sede da Companhia, situada na Rua Antônio Dib Mussi, 366, Centro, na cidade de Florianópolis, Capital do Estado de Santa Catarina, reuniram-se os acionistas da Centrais Geradoras do Sul do Brasil S.A. - GERASUL, representando mais de 2/3 (dois terços) do capital social com direito a voto, conforme registros e assinaturas constantes do "Livro de Presença de Acionistas", a fim de deliberarem sobre os assuntos constantes da Ordem do Dia. Na abertura dos trabalhos, o Sr. Maurício Stolle Bähr, Presidente do Conselho de Administração, a quem cabe dirigir os trabalhos, na forma do art. 12 do Estatuto Social, propôs, e foi aceito, para Secretário, o Sr. José Moacir Schmidt. Dando início aos trabalhos, o Sr. Presidente agradeceu a presença dos acionistas e, em seguida, informou que a presente ata será lavrada na forma de sumário dos fatos ocorridos, nos termos do artigo 130, § 1°, da Lei 6.404/76, e que a presente Assembléia foi regularmente convocada por edital publicado nos Jornais "Valor Econômico", edições dos dias 07, 08 e 13 de fevereiro de 2002; "Diário Catarinense", edições dos dias 07, 08 e 09 de fevereiro de 2002; e "Diário Oficial do Estado de Santa Catarina", edições dos dias 07, 08 e 13 de fevereiro de 2002, solicitando-me a sua leitura, o que fiz como a seguir se transcreve: *"CENTRAIS GERADORAS DO SUL DO BRASIL S.A – GERASUL, Rua Antônio Dib Mussi, 366 - CEP 88015-110 – Centro – Florianópolis – SC - CNPJ/MF - 02.474.103/0001-19 – ASSEMBLÉIA GERAL EXTRAORDINÁRIA - EDITAL DE CONVOCAÇÃO - Na forma das disposições legais e estatutárias, ficam convocados os Acionistas da Centrais Geradoras do Sul do Brasil S.A. – GERASUL para a Assembléia Geral Extraordinária a se realizar no dia 22 de fevereiro de 2002, com início às 14:00hs., na sede da Companhia, situada na Rua Antônio Dib Mussi, 366, Centro, na cidade de Florianópolis, Capital do Estado de Santa Catarina, com a seguinte Ordem do Dia: 1.1 Alteração do artigo 1° e do artigo 33 do Estatuto Social da Companhia, relativamente à mudança da denominação social e da competência do Diretor de Comercialização e Negócios – DN; 1.2 Autorizar a Diretoria Executiva a celebrar, com a empresa Tractebel S.A., contrato de prestação de serviços, pelo prazo de 3 (três) anos, no valor anual de até EUR 1.500.000,00 (um milhão e quinhentos mil Euros); 1.3 Ratificar as deliberações tomadas na 10ª (décima) Assembléia Geral Extraordinária da Companhia. Os senhores acionistas, nos termos da legislação aplicável e do artigo 13 do Estatuto Social, deverão comprovar a condição de acionistas até o prazo de 72 (setenta e duas) horas antes da realização da Assembléia, mediante depósito dos documentos comprobatórios da titularidade de ações da GERASUL, a serem entregues na sede da Companhia, no horário comercial. Florianópolis, 05 de fevereiro de 2002, Maurício Stolle Bähr, Presidente do Conselho de Administração".* **A seguir, o Sr. Presidente colocou em discussão o primeiro item da Ordem do Dia:** **1.1** Proposição de alteração do artigo 1° e do artigo 33 do Estatuto Social da Companhia, relativamente à mudança da denominação social e da competência do Diretor de Comercialização e Negócios – DN, com a seguinte redação: *"Art. 1.° - A TRACTEBEL ENERGIA S.A. é uma sociedade anônima que se rege pelo presente Estatuto, pela Lei das Sociedades por Ações e pelas demais Leis e Regulamentos que lhe forem aplicáveis". "Art. 33 - Compete ao Diretor de Comercialização e Negócios: I - efetuar a comercialização de energia*

de curto, médio e longo prazo; II - efetuar o planejamento e programação da produção; III - desenvolver novos mercados e clientes e definir produtos a serem comercializados; IV - desenvolver novos investimentos em cogeração e prestar apoio no desenvolvimento de novos negócios; V - desenvolver e implantar o conceito TIS - Tractebel Industrial Solutions; VI - Representar a Companhia no desenvolvimento e implantação de soluções industriais integradas segundo o conceito SIS - Suez Industrial Solutions; VII - Coordenar as atividades do Comitê de Planejamento da Comercialização de Energia que, ordinariamente, deverá reunir-se quinzenalmente". O Sr. Presidente informou aos acionistas que a mudança da denominação social não implicará em nenhuma outra, continuando a Companhia com o mesmo endereço, número de CNPJ/MF, inscrição estadual, contas e demais dados, inclusive dos seus estabelecimentos localizados nos seguintes endereços: **(i)** Av. Paulo Santos Mello, s/nº, Centro, Capivari de Baixo/SC, CEP 88745-100, NIRE nº 42900475590, CNPJ nº 02.474.103/0002-08; **(ii)** Av. Tancredo Neves, 98, Centro, Itá/SC, CEP 89760-000, NIRE nº 42900475603, CNPJ nº 02.474.103/0003-80; **(iii)** Linha São Paulo, Piratuba/SC, CEP 89667-000, NIRE nº 42900475611, CNPJ nº 02.474.103/0004-61; **(iv)** Rodovia BR 158, km 42, Saudade do Iguaçu/PR, CEP 85568-000, NIRE nº 41900605395, CNPJ nº 02.474.103/0006-23; **(v)** Rodovia PR 473, km 33, Quedas do Iguaçu/PR, CEP 85460-000, NIRE nº 41900605409, CNPJ nº 02.474.103/0009-76; **(vi)** Entre Rios do Sul/RS, CEP - 99645-000, NIRE nº 43900709486, CNPJ nº 02.474.103/0008-95; **(vii)** Rodovia RS-401, Km 27, Bairro Granja Carola, Charqueadas/RS, CEP 96745-000, NIRE nº 43900709494, CNPJ nº 02.474.103/0010-00; **(viii)** Rua Geólogo White, s/nº, Centro, Charqueadas/RS, CEP 96745-000, NIRE nº 43900709508, CNPJ nº 02.474.103/0005-42; **(ix)** Rua João Galant, s/nº, Bairro Ibirapuitã, Alegrete/RS, CEP 97546-330, NIRE nº 43900709516, CNPJ nº 02.474.103/0007-04; **(x)** Volta do Uva, Aratiba/RS, CEP 99770-000, NIRE nº 43900816223, CNPJ nº 02.474.103/0012-71; **(xi)** Rodovia BR 060, s/n, Estrada Vicinal, Distrito Imbirussu, Campo Grande/MS, CEP 79115-540, NIRE nº 54900172619, CNPJ nº 02.474.103/0011-90; **(xii)** Alameda Santos, 905, Conj. 41 e 42, Ed. Santos Dumont, 4º Andar, Cerqueira Cesar, São Paulo/SP, CEP 01419-001, NIRE nº 35902403639, CNPJ nº 02.474.103/0013-52; **(xiii)** UHE - CANA BRAVA, s/n, Zona Rural, Bairro Cana Brava, Cavalcante/GO, CEP 73790-000, NIRE nº 52900404321, CNPJ nº 02.474.103/0014-33. Colocada a proposta em votação, foi aprovada por unanimidade. Em conseqüência de tais alterações, foi aprovada a consolidação do Estatuto Social da Companhia, cuja redação passa a ser a seguinte: *"**CAPÍTULO I - Da Denominação, Organização, Sede, Duração e Objeto - Art. 1.º** - A TRACTEBEL ENERGIA S.A. é uma sociedade anônima que se rege pelo presente Estatuto, pela Lei das Sociedades por Ações e pelas demais Leis e Regulamentos que lhe forem aplicáveis". **Art. 2.º** - A Companhia tem sede e foro na cidade de Florianópolis, Santa Catarina, na rua Antônio Dib Mussi, 366, Centro, podendo criar sucursais, filiais, agências e escritórios no País e no exterior. **Art. 3.º** - A Companhia tem prazo de duração indeterminado. **Art. 4.º** - A Companhia tem por objeto social: I - realizar estudos, projetos, construção e operação de usinas produtoras de energia elétrica, bem como a celebração de atos de comércio decorrentes dessas atividades; II - participar de pesquisas de interesse do setor energético, ligadas à geração e distribuição de energia elétrica, bem como de estudos de aproveitamento de reservatório para fins múltiplos; III - contribuir para a formação de pessoal técnico necessário ao setor de energia elétrica, bem como para a preparação de operários qualificados, através de cursos especializados; IV - participar de entidades destinadas à coordenação operacional de sistemas elétricos interligados; V - participar de associações ou organizações de caráter técnico, científico e empresarial de âmbito regional, nacional ou internacional, de interesse para o setor de energia elétrica; VI - colaborar para a preservação do meio ambiente no exercício de suas atividades; VII - colaborar com os programas relacionados com a promoção e incentivo à indústria nacional de materiais e equipamentos destinados ao setor de energia elétrica, bem como para sua normalização técnica, padronização e controle de qualidade; e VIII - participar, como sócio, quotista ou acionista, de outras sociedades no setor de energia. **CAPÍTULO II - Do Capital e das Ações - Art. 5.º** - O Capital Social subscrito da Companhia é de R$ 2.445.766.091,90 (dois bilhões, quatrocentos e*

*quarenta e cinco milhões, setecentos e sessenta e seis mil, noventa e um reais e noventa centavos) dividido em 464.052.075.236 (quatrocentos e sessenta e quatro bilhões, cinqüenta e dois milhões, setenta e cinco mil, duzentos e trinta e seis) ações ordinárias nominativas, 75.069.876 (setenta e cinco milhões, sessenta e nove mil, oitocentos e setenta e seis) ações preferenciais nominativas da classe A e 188.615.048.399 (cento e oitenta e oito bilhões, seiscentos e quinze milhões, quarenta e oito mil, trezentos e noventa e nove) ações preferenciais nominativas da classe B, todas sem valor nominal. **§ 1.º** - A Companhia poderá emitir ações preferenciais até o limite de 2/3 (dois terços) do Capital Social, sem guardar proporção com as demais existentes, as quais concorrerão em igualdade de condições com as ações ordinárias. **§ 2.º** - As ações ordinárias nominativas, com direito a voto, e ações preferenciais nominativas, sem direito a voto, poderão ser mantidas em contas de depósito em nome dos respectivos titulares, sob o regime escritural, sem emissão de certificados, em instituição financeira designada pelo Conselho de Administração. **§ 3.º** - Sempre que houver transferência de propriedade de ações, a instituição financeira depositária poderá cobrar, do acionista alienante, o custo concernente ao serviço de tal transferência, observados os limites máximos fixados pela Comissão de Valores Mobiliários. **§ 4.º** - As ações preferenciais nominativas não podem ser convertidas em ações ordinárias e terão prioridade no reembolso do capital e na distribuição de dividendos. **§ 5.º** - As ações preferenciais nominativas da classe A terão prioridade na distribuição de dividendos não inferiores a 2% (dois por cento), à taxa legal de remuneração do investimento das empresas de energia elétrica, dividendos esses calculados sobre o capital próprio a essa espécie e classe de ações, a serem entre elas rateados igualmente. **§ 6.º** - As ações preferenciais nominativas da classe B terão prioridade na distribuição de dividendos de 6% (seis por cento) ao ano, sobre o capital próprio a essa espécie e classe de ações, dividendos esses a serem entre elas rateados igualmente. **§ 7.º** - As ações preferenciais nominativas participarão, em igualdade de condições, com as ações ordinárias nominativas na distribuição dos dividendos, depois de a estas ser assegurado o menor dos dividendos mínimos previstos nos §§ anteriores. **Art. 6.º** - A Companhia poderá emitir debêntures simples ou conversíveis em ações. Parágrafo único - A integralização de debêntures conversíveis em ações obedecerá às normas estabelecidas pela Assembléia Geral, a qual poderá delegar ao Conselho de Administração a fixação ou a atualização das condições dos títulos. **Art. 7.º** - Os aumentos de capital da Companhia serão realizados mediante subscrição pública ou particular de ações, por conversão de debêntures ou incorporação de reservas, capitalizando-se os recursos através das modalidades admitidas em lei, e a integralização das ações obedecerá às normas e condições estabelecidas pelo seu Conselho de Administração. Parágrafo único - O acionista que não fizer o pagamento de acordo com as normas e condições a que se refere o presente artigo, ficará de pleno direito constituído em mora, aplicando-se atualização monetária, juros de 12% (doze por cento) ao ano e a multa de 10% (dez por cento) sobre o valor da prestação vencida. **Art. 8.º** - A Companhia está autorizada a, por deliberação do Conselho de Administração, independentemente de reforma estatutária, aumentar o seu capital social até o limite de R$ 4.500.000.000,00 (quatro bilhões e quinhentos milhões de reais). **§ 1.º** - Além das outras condições referentes à emissão de novas ações, caberá ao Conselho de Administração determinar o preço de emissão e o prazo de integralização das ações subscritas. **§ 2.º** - Os aumentos de capital poderão ser feitos sem necessidade de se guardar proporção entre as ações preferenciais e ordinárias, observado o disposto no § 1º do art. 5º. **§ 3.º** - O Conselho de Administração poderá aprovar a emissão de novas ações sem direito de preferência para os antigos acionistas se a colocação for feita mediante venda em bolsa de valores, subscrição pública ou permuta por ações em oferta pública de aquisição do controle. **Art. 9.º** - A Companhia poderá emitir títulos unitários ou múltiplos de ações. Os grupamentos ou desdobramentos serão feitos a pedido do acionista correndo por sua conta as despesas com a substituição dos títulos. **Parágrafo único** - Os serviços de conversão, transferência e desdobramento de ações poderão ser transitoriamente suspensos, observadas as normas e limitações estabelecidas na legislação em vigor. **CAPÍTULO III - Das Assembléias Gerais** - **Art. 10** - A Assembléia Geral Ordinária realizar-se-á dentro dos 4 (quatro) primeiros meses seguintes ao término do exercício social, em dia e hora previamente fixados, para: I - tomar as contas dos administradores, examinar, discutir e votar as demonstrações financeiras; II - deliberar sobre a destinação do Lucro Líquido do exercício e a distribuição de dividendos; e III - eleger os membros do Conselho Fiscal e, quando for o caso, os membros do Conselho de Administração. **Art. 11** – A Assembléia Geral reunir-se-á extraordinariamente sempre que necessário, observadas em sua convocação, instalação e deliberações as prescrições legais e estatutárias pertinentes. **Art. 12** - A mesa*

que dirigirá os trabalhos da Assembléia Geral será constituída pelo Presidente do Conselho de Administração ou, na sua ausência ou impedimento, por quem a assembléia escolher, e por um secretário, escolhido dentre os presentes. ***Art.*** *13 - O Edital de Convocação poderá condicionar a presença do acionista na Assembléia Geral ao cumprimento dos requisitos previstos em lei, devendo, para tanto, apresentar documento que comprove sua qualidade de acionista, podendo o depósito de tais documentos ser exigido com 72 (setenta e duas) horas de antecedência do dia marcado para a realização da Assembléia.* ***CAPÍTULO IV - Da Administração - Art.*** *14 - A Companhia será administrada por um Conselho de Administração e uma Diretoria Executiva.* ***Art.*** *15 - A Assembléia Geral fixará a remuneração dos administradores. Se a remuneração for estabelecida de forma global, o Conselho de Administração deverá deliberar sobre o seu rateio entre os seus membros e os Diretores.* ***CAPÍTULO V - Do Conselho de Administração - Art.*** *16 - O Conselho de Administração será composto de até 7 (sete) membros, sendo um o Presidente do Conselho e outro o Vice-Presidente, escolhidos pelos acionistas, com mandato de 3 (três) anos, permitida a reeleição. § 1º - Um dos membros do Conselho de Administração será proposto pelos empregados da Companhia e eleito nos termos de acordo de acionistas entre estes e o acionista controlador. § 2º - Em ocorrendo a vacância no Conselho de Administração, os acionistas deverão ser convocados, na forma da lei, para, em Assembléia Geral, elegerem o substituto.* ***Art.*** *17 - O Conselho de Administração reunir-se-á, de ordinário, bimestralmente e, extraordinariamente, sempre que o interesse da Companhia exigir, mediante convocação na forma deste Estatuto.* ***Art.*** *18 – As reuniões do Conselho de Administração serão convocadas pelo seu Presidente ou por membros que representem, no mínimo, 1/3 (um terço) dos seus membros, ficando dispensada a convocação na hipótese de comparecerem todos os membros. O Conselho de Administração deliberará por maioria de votos, cabendo ao seu Presidente, em caso de empate, o voto de qualidade.* ***Art.*** *19 – O Conselho de Administração terá as seguintes atribuições: I – fixar a orientação geral dos negócios da Companhia; II – eleger e destituir os Diretores e fixar-lhes as atribuições, observado o disposto neste Estatuto; III – fiscalizar a gestão dos Diretores; IV - estabelecer limites e alçadas para a representação da Companhia por procuradores; V - convocar a Assembléia Geral; VI – manifestar-se sobre o relatório da Administração e as contas da Diretoria; VII - aprovar o valor global do orçamento anual da Companhia; VIII – aprovar a celebração de contratos e a assunção de obrigações de valor superior a R$ 10.000.000,00 (dez milhões de reais); IX - propor à Assembléia Geral a emissão de debêntures; X – deliberar sobre as condições de negociação de debêntures, por delegação da Assembléia Geral, até o limite por ela autorizado; XI – aprovar a concessão de garantia ou aval a terceiros; XII – aprovar a alienação ou oneração de bens do ativo permanente da Companhia de valor superior a R$ 10.000.000,00 (dez milhões de reais); XIII – deliberar sobre a aquisição e a alienação de ações de emissão da Companhia, fixando-lhes preço e condições; XIV – deliberar sobre a emissão de novas ações, o preço de emissão e as demais condições de tais emissões, observado o que dispuser este Estatuto; XV – deliberar, nos casos previstos neste Estatuto, sobre a elaboração de demonstrações financeiras semestrais ou em períodos menores e a distribuição de dividendos intermediários ou à conta de lucros acumulados ou de reserva de lucros, bem como sobre o crédito ou pagamento de juros sobre o capital próprio; XVI – deliberar sobre a emissão de notas promissórias comerciais (commercial papers), bem como a emissão de bônus de subscrição; XVII - escolher e destituir os auditores independentes; XVIII – aprovar o Regulamento Interno da Companhia; e XIX – deliberar sobre os casos omissos no Estatuto.* ***Art.*** *20 - Nas suas ausências ou impedimentos, o Presidente do Conselho será substituído pelo Vice-Presidente.* ***CAPÍTULO VI - Da Diretoria Executiva - Art.*** *21 - A Diretoria Executiva da Companhia será composta de até 7 (sete) membros, sendo um o Diretor Presidente, eleitos pelo Conselho de Administração, com mandato de 3 (três) anos, sendo permitida a reeleição.* ***Art.*** *22 - A Diretoria reunir-se-á, de ordinário, pelo menos uma vez por mês e, extraordinariamente, sempre que o interesse da Companhia o exigir, mediante convocação na forma deste Estatuto.* ***Art.*** *23 - As reuniões da Diretoria Executiva serão convocadas pelo Diretor Presidente ou por 2 (dois) Diretores, ficando dispensada a convocação na hipótese de comparecerem todos os seus membros. A Diretoria Executiva deliberará por maioria de votos, cabendo ao Diretor Presidente, em caso de empate, o voto de qualidade.* ***Art.*** *24 - Compete à Diretoria Executiva a direção geral e a representação da Companhia, observado este Estatuto e as diretrizes e atribuições fixadas pelo Conselho de Administração.* ***Parágrafo único*** *- No exercício de suas atribuições, cabe à Diretoria Executiva: I - elaborar as demonstrações financeiras e o relatório da administração, quando for o caso;*

II - elaborar o Regulamento Interno da Companhia e submetê-lo à aprovação do Conselho de Administração; III – elaborar o orçamento anual da Companhia; e IV – aprovar qualquer revisão do orçamento anual aprovado, observado o valor global aprovado pelo Conselho de Administração. ***Art. 25*** *- No caso de impedimento temporário, licença ou férias de qualquer Diretor, a Diretoria indicará um Diretor para acumular as suas funções.* ***Art. 26*** *– No caso de vacância, a Diretoria designará um Diretor para acumular as funções do cargo vago, até a realização da primeira reunião do Conselho de Administração, quando será preenchido o cargo, pelo prazo que restava ao Diretor substituído.* ***Art. 27*** *- A Companhia ficará obrigada pela assinatura conjunta de dois Diretores, observado, no entanto, o disposto nos §§ seguintes.* ***§ 1.º*** *- Os Diretores poderão nomear procuradores para representarem a Companhia, agindo sempre em conjunto com um diretor ou outro procurador com bastante poderes ou, ainda, agindo isoladamente.* ***§ 2.º*** *- As procurações da Companhia deverão ser outorgadas por 2 (dois) Diretores e deverão especificar os poderes outorgados e o prazo de duração do mandato, ressalvadas as procurações para representação da Companhia em processos administrativos e judiciais, que poderão ter prazo indeterminado.* ***CAPÍTULO VII - Das Atribuições dos Diretores - Art. 28*** *- Compete ao Diretor Presidente: I - superintender os negócios da Companhia e formular as suas políticas e estratégias; II - manter sistema de auditoria interna; e III - presidir as reuniões da Diretoria Executiva.* ***Art. 29*** *- Compete ao Diretor Administrativo: I – formular procedimentos administrativos gerais e políticas de documentação, suprimentos, serviços gerais, apoio administrativo, transporte e informática; II – Promover ações de comunicação empresarial e relações públicas; e III – Formular as políticas de Recursos Humanos da Companhia.* ***Art. 30*** *- Compete ao Diretor Financeiro e de Relações com Investidores: I – promover a administração financeira e contábil da Companhia; e II – coordenar as relações com os mercados de capitais e financeiro, prestando informações à Comissão de Valores Mobiliários – CVM, Bolsa de Valores, acionistas e investidores, conforme exigido pela legislação aplicável.* ***Art. 31*** *– Compete ao Diretor de Controle e Análise de Riscos: I – elaborar o Plano Estratégico e preparar e acompanhar o orçamento da Companhia; e II – implantar as políticas de seguros e gerenciamento de riscos da Companhia.* ***Art. 32*** *– Compete ao Diretor de Produção Energia: I – promover a operação e manutenção dos ativos de geração da Companhia.* ***Art. 33*** *- Compete ao Diretor de Comercialização e Negócios: I - efetuar a comercialização de energia de curto, médio e longo prazo; II - efetuar o planejamento e programação da produção; III - desenvolver novos mercados e clientes e definir produtos a serem comercializados; IV - desenvolver novos investimentos em cogeração e prestar apoio no desenvolvimento de novos negócios; V - desenvolver e implantar o conceito TIS - Tractebel Industrial Solutions; VI - Representar a Companhia no desenvolvimento e implantação de soluções industriais integradas segundo o conceito SIS - Suez Industrial Solutions; VII - Coordenar as atividades do Comitê de Planejamento da Comercialização de Energia que, ordinariamente, deverá reunir-se quinzenalmente.* ***Art. 34*** *– Compete ao Diretor de Implantação de Projetos: I – conduzir a implementação física de novos empreendimentos, incluindo edificações, urbanismo e infra-estrutura; e II – conduzir o licenciamento e comissionamento dos novos empreendimentos.* ***CAPÍTULO VIII - Do Comitê Estratégico - Art. 35*** *– A Companhia poderá ter um comitê estratégico, que será um órgão consultivo da administração, com funções de opinar e aconselhar o Conselho de Administração e a Diretoria nos assuntos que lhe sejam submetidos. O Comitê Estratégico será composto de até 7 (sete) membros, acionistas ou não, residentes no País ou não, podendo ser administradores, eleitos pelo Conselho de Administração, que fixará a remuneração de seus membros, e seu funcionamento será regido pelo Regulamento Interno da Companhia.* ***CAPÍTULO IX - Do Conselho Fiscal - Art. 36*** *- O Conselho Fiscal não terá funcionamento permanente, instalando-se somente a pedido dos acionistas, na forma da lei, sendo constituído de até 5 (cinco) membros efetivos e igual número de suplentes, com mandato de 1 (um) ano. A Assembléia Geral que vier a eleger o Conselho Fiscal, caberá fixar a respectiva remuneração, observado o mínimo legal.* ***CAPÍTULO X - Do Exercício Social e Demonstrações Financeiras - Art. 37*** *- O exercício social encerrar-se-á a 31 de dezembro de cada ano e obedecerá, quanto às demonstrações financeiras, as disposições legais aplicáveis.* ***§ 1.º*** *- Em cada exercício será obrigatória a distribuição de um dividendo não inferior a 25% (vinte e cinco por cento) do lucro líquido, ajustado nos termos de lei, observadas as disposições previstas no art. 5º, no que se refere aos dividendos das ações preferenciais, devendo a destinação do resultado integral do exercício ser submetida à deliberação da Assembléia Geral.* ***§ 2.º*** *- A Companhia poderá levantar demonstrações financeiras a 30 de junho de cada ano, podendo o Conselho de*

*Administração declarar dividendos com base nas mesmas. § 3.º - A Companhia poderá elaborar demonstrações financeiras e distribuir dividendos em períodos menores, desde que o total dos dividendos pagos em cada semestre do exercício social não exceda o montante das reservas de capital de que trata o §1.º do artigo 182 da Lei 6.404, de 15 de dezembro de 1976. § 4.º - O Conselho de Administração poderá declarar dividendos intermediários, à conta de lucros acumulados ou de reservas de lucros existentes no último balanço anual ou semestral. § 5.º - A Companhia, mediante deliberação do Conselho de Administração, poderá creditar ou pagar aos acionistas juros remuneratórios sobre o capital próprio, observando, para tanto, a legislação aplicável. As importâncias pagas ou creditadas pela Companhia a título de juros sobre o capital próprio poderão ser imputadas, nos termos da legislação aplicável, ao valor dos dividendos obrigatórios, inclusive os dividendos das ações preferenciais. **Art. 38** - Prescreve em 3 (três) anos a ação para pleitear dividendos, os quais, não reclamados oportunamente, reverterão em benefícios da Companhia. **CAPÍTULO XI - Das Disposições Gerais - Art. 39** - A participação nos lucros ou resultados, desvinculada da remuneração, poderá ser paga aos empregados, após manifestação da Assembléia Geral Ordinária, em consonância com a legislação pertinente";* **1.2** Por proposta dos acionistas BNDESPAR e LAIF II LTDA, foi decidido pela maioria, abstendo-se de votar os demais acionistas presentes, não deliberar sobre a matéria constante deste item nesta Assembléia, ficando decidido que será incluída para deliberação na Ordem do Dia da próxima Assembléia Geral; **1.3** Foram ratificadas, por maioria, em face da abstenção dos acionistas PREMIUM INSTITUCIONAL IBX FIA, FMIA CL BBA CAP GEMINI, BBA ICATU TAURUS FIA, BBA ICATU IBX PRIVATE FIA, BBA ICATU IBOVESPA PRIVATE FIA, BBA ICATU IBX INSTITUCIONAL FIA, BBA ICATU INVESTPREV FIA, BBA ICATU IBOVESPA INSTITUCIONAL FIA, BBA ICATU AQUARIUS FIA, AMAZONAS FUNDO DE INVESTIMENTO EM AÇÕES, PREVID EXXON SOC. PREVIDÊNCIA PRIVADA, FUNDAÇÃO ASS. E PREV. DA EXT RURAL RGS-FAPERS, ICATU HARTFORD FUNDO DE PENSÃO, BBA ICATU SLABS IBX FIA, PGBL ICATU HARTFORD COMPOSTO 20 B FIF-EXCLUSIVO, PGBL ICATU HARTFORD COMPOSTO 20 C FIF-EXCLUSIVO, PGBL ICATU HARTFORD COMPOSTO 49 C FIF-EXCLUSIVO, PGBL ICATU HARTFORD COMPOSTO 49 B FIF-EXCLUSIVO, PGBL ICATU HARTFORD COMPOSTO 10 C FIF-EXCLUSIVO, PGBL ICATU HARTFORD COMPOSTO 10 B FIF-EXCLUSIVO, PGBL UBS COMPOSTO I FUNDO DE INVESTIMENTO FINA, BBA ICATU FESC FIA, BBA ICATU FEF FIA, as deliberações tomadas na 10ª (décima) Assembléia Geral Extraordinária da Companhia, realizada no dia 12 de dezembro de 2001. Posta a palavra à disposição dos acionistas presentes, não houve qualquer manifestação, o que ensejou o Sr. Presidente a agradecer a presença de todos e a dar por encerrados os trabalhos da presente Assembléia Geral, solicitando que fosse lavrada a presente Ata, que, depois de lida e achada conforme, foi assinada pelo Sr. Presidente e pelos acionistas presentes, que representam mais do que 2/3 do capital votante da Companhia, e por mim, Secretário, dela extraindo-se as cópias necessárias, destinadas aos fins legais. Florianópolis, 22 de fevereiro de 2002.

Maurício Stolle Bähr Presidente	José Moacir Schmidt Secretário

Acionistas:

TRACTEBEL SUL LTDA.	LAIF II LTDA
PREMIUM INSTITUCIONAL IBX FIA	FMIA CL BBA CAP GEMINI

BBA ICATU TAURUS FIA

BBA ICATU IBX PRIVATE FIA

BBA ICATU IBOVESPA PRIVATE FIA

BBA ICATU IBX INSTITUCIONAL FIA

BBA ICATU INVESTPREV FIA

BBA ICATU IBOVESPA INSTITUCIONAL FIA

BBA ICATU AQUARIUS FIA

AMAZONAS FUNDO DE INVEST EM AÇÕES

PREV EXXON SOC. PREV PRIV

FUND ASS. E PREV. DA EXT RURAL RGS-FAPERS

ICATU HARTFORD FUNDO DE PENSÃO

BBA ICATU SLABS IBX FIA

BBA ICATU FESC FIA

BBA ICATU FEF FIA

TEMPLETON LATIN AMÉRICA FUND

BNDES PARTICIPAÇÕES S.A.-BNDESPAR

PGBL ICATU HARTFORD COMPOSTO 20 B FIF-EXCLUSIVO

PGBL ICATU HARTFORD COMPOSTO 20 C FIF-EXCLUSIVO

PGBL ICATU HARTFORD COMPOSTO 49 C FIF-EXCLUSIVO

PGBL ICATU HARTFORD COMPOSTO 49 B FIF-EXCLUSIVO

PGBL ICATU HARTFORD COMPOSTO 10 C FIF-EXCLUSIVO

PGBL ICATU HARTFORD COMPOSTO 10 B FIF-EXCLUSIVO

PGBL UBS COMPOSTO I FUNDO DE INVESTIMENTO FINA

BANCO BBA CREDITANSTALT S.A.